Form 10-K, Exhibit 13
period 1995-12-31
ANDOVER BANCORP INC
filed 1996-03-20
CIK 810589

                                                                      EXHIBIT 13

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-K

                        FOR ANNUAL AND TRANSITION REPORTS
                    PURSUANT TO SECTIONS 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995
                                       OR
              / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 0-16358

                              ANDOVER BANCORP, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                       04-2952665
    (State or other jurisdiction of                        (I.R.S. Employer
     incorporation or organization)                        Identification No.)

      61 MAIN STREET, ANDOVER, MA                                01810
(Address of principal executive office)                        (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (508)749-2000

                                 ---------------

           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, $0.10 PAR VALUE
                        PREFERRED STOCK PURCHASED RIGHTS
                                (Title of class)

     Indicate by check mark whether: the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                      -----  -----

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. / /

     The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing sale price for the Registrant's Common Stock on February 21, 1996 as reported by NASDAQ, was $95,861,469.

     The number of shares outstanding of each of the Registrant's classes of Common Stock, as of the latest practicable date, is:

                 Class: Common Stock, par value $0.10 per share
              Outstanding as of February 21, 1996: 4,236,971 shares

                       DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the Andover Bancorp, Inc. Definitive Notice of Annual Meeting and Proxy Statement for the 1996 Annual Meeting of Shareholders are incorporated by reference into Part III of Form 10-K.

                                                      PART I

ITEM 1. BUSINESS

GENERAL

     Andover Bancorp, Inc. ("Andover" or the "Company") is a Delaware corporation that was organized in 1987. Although Andover has corporate authority to engage in any activity permitted by the Delaware General Corporation Law, Andover's primary activity is to act as the holding company for Andover Bank (the "Bank") and Andover Bank NH ("ABNH") (collectively the "Banks").

     The Bank is a Massachusetts-chartered savings bank which was incorporated in 1834 and is headquartered in Andover, Massachusetts. On May 8, 1986, Andover Bank converted from mutual to stock form. Deposits at Andover Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per separately insured account and by the Depositors Insurance Fund, Inc. ("DIF") for that portion of deposits in excess of $100,000.

     ABNH is a de novo guaranty savings bank chartered in September, 1995 and headquartered in Salem, New Hampshire. Deposits at Andover Bank NH are insured by the FDIC up to $100,000 per separately insured account.

     The Banks are engaged principally in the business of attracting deposits from the general public and investing in residential and commercial real estate loans, in construction, consumer, and corporate loans, and in various securities. Emphasis is placed on both retail and corporate banking. Retail activities, the principal source of franchise value to the Banks, consist of branch operations, home mortgage and consumer lending, and mortgage banking. The Banks offer a variety of retail products through branch offices, automated teller machines ("ATMs"), and product specialists. Corporate banking activities consist primarily of commercial real estate, construction, land and corporate lending. These are conducted primarily through loan officers and product specialists.

     The financial performance in 1995 was negatively impacted by a non-recurring, pre-tax charge to earnings of $1.0 million related to the terminated acquisition of Finest Financial Corp, the parent company of Pelham Bank and Trust Company. The financial performance of 1994 reflects the acquisition of Community Savings Bank ("Community" or the "Acquired Institution") on April 1, 1994. The acquisition was accounted for as a purchase, with all assets and liabilities recorded at fair value and has been beneficial to the Company.

MARKET AREA

     The Bank's market area is centered in Andover, Massachusetts, approximately 25 miles north of downtown Boston and the Bank operates banking offices in the towns of Andover, Lawrence, Methuen, North Andover and Tewksbury, which serve those towns as well as surrounding communities in northeastern Massachusetts and in southern New Hampshire. ABNH's primary market area is centered in Salem, New Hampshire, approximately 10 miles north of Andover, Massachusetts, and serves the surrounding towns in southern New Hampshire.

LENDING ACTIVITIES

     General. Lending is the principal business of the Banks and loans represent the largest portion of the Company's assets. As of December 31, 1995, the loan portfolio, prior to the allowance for loan losses, amounted to $768.6 million or 69.2% of total assets. The Banks' loan portfolio increased 19.2% during 1995 as lower loan origination volume was supplemented with the purchase of $59.9 million in loans.

     The primary lending activity has been the origination of first mortgage loans for the purchase, refinance, or construction of residential properties in Andover's primary market area and adjacent communities. Such loans are generally viewed as the least vulnerable to major economic changes. They provide a relatively stable source of interest income in the loan portfolio. They also provide a significant source of fee income when they are sold in the secondary mortgage market and serviced by the Bank. The Bank is an active servicer of residential loans for investors in the secondary mortgage market.

     The Banks originate a variety of other loans for consumer purposes. These include home equity, personal, and education loans, among others, and constitute an additional source of interest income in the loan portfolio. The consumer lending activities complement its home mortgage activities and position the Company as a full service retail lender. The retail lending activities of the Company complement its retail deposit gathering activities and strengthen the Company's overall retail franchise in the market area.

     The Banks also originate non-retail or corporate loans, such as commercial real estate, commercial, construction and land loans. Historically, these types of loans have generated higher yields and returns than retail loans, but also involve additional risk. See "Risk Elements." They have also been viewed as a means of maintaining a diversified loan and asset portfolio. As of December 31, 1995, non-retail loans amounted to $159.2 million, prior to the allowance for loan losses.

     Residential Mortgage Loans. Residential mortgage loans totalling $558.2 million represented 72.6% of the total loans at December 31, 1995. Included in residential mortgage loans was $10.8 million in outstanding second mortgages made to facilitate the purchase of principal residences by borrowers needing large loan amounts under the Bank's "Econo-Max(R)" loan program. An additional $5.2 million in residential mortgage loans was held for sale at that date. During 1995, the Company purchased from other banks, $56.7 million of variable rate, seasoned residential loans on properties located within Massachusetts.

     Nearly all of the loans in the residential mortgage portfolio are secured by houses located in Massachusetts or in southern New Hampshire. According to Company policy, the majority of these loans were written to be eligible for sale in the secondary mortgage market, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Residential mortgage loans include both fixed and adjustable rate mortgages with original terms of 5 to 30 years. The Bank remains an active seller of originated home mortgages in the secondary market.

     Commercial Real Estate Loans. At December 31, 1995, commercial real estate loans totalled $121.9 million, representing 15.9% of total loans. Approximately $45.3 million, or 37.2% of these loans, are secured by apartment buildings and multi-family residential properties. The balance of the commercial real estate loans are secured by commercial facilities, including office, retail and light manufacturing properties, small shopping centers, and various other types of commercial real estate. Commercial real estate loans generally amortize over a period of 15 to 25 years. The interest rate on such loans is generally set at a margin above either the one-year Treasury index or the prime rate as published in the Wall Street Journal and is subject to periodic adjustment.

     Construction and Land Loans. Construction and land loans totalled $18.1 million at December 31, 1995, representing 2.4% of total loans. At that date, amounts committed to but not yet advanced in connection with such loans totalled an additional $8.7 million. At December 31, 1995, outstanding construction loans totalled $9.8 million and outstanding land loans (including loans for unimproved land and land development) totalled $8.3 million. Substantially all of the construction lending is for residential development of detached single-family homes. Construction and land loans generally have a term of two years, although the Company typically is entitled to review and adjust the interest rate at the end of the first year. The interest rate generally is set at a margin above the prime rate as published in the Wall Street Journal.

     Consumer Loans. Consumer loans totalled $51.2 million at December 31, 1995, representing 6.6% of total loans. Home equity loans constitute the greatest portion of the Banks' consumer lending activity and totalled $37.1 million at December 31, 1995. Home equity loans are offered both in fixed-rate and adjustable form generally based on a margin over the prime rate as published in the Wall Street Journal and with varying terms of 3 to 10 years. Home equity loans are subject to the same general underwriting standards as residential first mortgage loans.

     Commercial Loans. At December 31, 1995, commercial loans totalled $19.2 million, or approximately 2.5% of total loans. The interest rate on commercial loans generally varies at a margin above the prime rate as published in the Wall Street Journal. Commercial loans may be secured in whole or in part by real estate unrelated to the principal purpose of the loan or secured by inventories and receivables and are ordinarily guaranteed by the principals of the borrower.

     Loan Origination. Mortgage loans originate from a number of sources. These include realtor, builder and customer referrals, direct advertising and participation in home shows and other events. The Company employs a number of mortgage loan originators who maintain regular contact with real estate firms and other sources of business and who respond to general mortgage inquiries. These mortgage specialists are assigned specific territories and receive commissions on closed mortgage loans. In 1995, according to available data on market share, Andover Bank ranked at or near the top in total home mortgages closed in each community where it had a branch office. Total residential mortgages originated in 1995 totalled $132.1 million.

     Consumer loans are solicited by advertising and direct mail targeted to existing deposit and mortgage customers and, from time to time, selected market area households which have no customer relationship with the Bank. The primary origination activity in the consumer loan area relates to home equity lines of credit which totalled $10.4 million in 1995, while other consumer loan originations totalled $8.0 million.

     Commercial real estate, commercial, construction and land loans are originated from direct solicitation of existing and prospective customers and from a variety of referral sources. The Banks originated $66.5 million in such loans during 1995.

RISK ELEMENTS

     General. Overbuilding and the weakened New England economy and real estate market were the principal causes for the past deterioration of the loan portfolio. The Company's operating results continue to be adversely affected by the loss of interest income from nonaccruing loans and restructured loans, provision for losses on loans and other real estate owned and costs associated with collecting, holding and disposing of non-performing assets. For further information concerning the composition of the Bank's loan portfolio, nonaccrual and restructured loans, the allowance for loan losses, and other real estate owned, see Notes 4 and 6 of Notes to the "Consolidated Financial Statements" and
Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Risk Elements."

     Non-performing Assets. Non-performing assets consist of nonaccruing loans, other real estate owned and restructured loans. During 1995, non-performing assets decreased 15.7% or $4.0 million from 1994 levels; however, non-performing assets remain above desired levels at 1.9% of total assets at year-end. The Company places all loans, regardless of collateral values, on nonaccrual status when interest is past due 90 days or more. Loans for which payments are less than 90 days past due are placed on nonaccrual status where there exists serious doubt as to collectibility. At December 31, 1995, the Bank had $11.6 million in nonaccruing loans, $4.2 million in other real estate owned and $5.6 million in restructured loans. The weighted average interest rate on restructured loans at December 31, 1995 was 7.00% and restructured loans were performing in accordance with their restructured terms.

     Through periodic provisions charged to expense, the Banks maintain an allowance for losses on loans. The provision for loan losses totalled $1.3 million in 1995 primarily due to loan growth and continued additions to the non-performing loans. There was no provision for loan losses in 1994 and 1993 resulting from the continued progress in reducing non-performing assets during 1994 and 1993, as well as the overall improvement in the risk characteristics of the loan portfolio in general.

     Significant Risk Elements. The largest concentration included in risk elements at December 31, 1995, were non-performing assets within the City of Lawrence with a carrying value of $11.4 million. This concentration of non-performing assets includes loans to three separate borrowers totalling $1.5 million, $1.2 million and $1.1 million, respectively. Real estate in Lawrence has been particularly hard hit by increasing vacancies, partially as a result of the reduction in rental assistance provided by state and federal agencies. Current unit carrying amounts of other real estate owned have been adjusted to be at or below current appraised values. Andover expects that the disposition of other real estate owned will continue to involve a significant allocation of management resources and administrative expenses.

     Current Market Conditions. The New England region, including those portions of northeastern Massachusetts and southern New Hampshire that constitute Andover's market area, experienced a significant economic decline from 1988 through 1993. While stabilization has appeared in certain sectors of the economy and real estate markets, the reverberations of the economic decline will continue to be felt in 1996. The decline has adversely affected the real estate markets and the banking industry in New England. The effects of the economic downturn and resultant oversupply were especially evident in the condominium and commercial real estate markets, where prices had declined substantially in many cases. Slow rentals and sales, at declining rents and prices, had in turn affected the ability of some developers to repay or refinance their commercial real estate, construction and land loans. Additionally, numerous bank failures placed properties into the hands of federal liquidators who were concerned in large part with a property's current liquidation. The continued liquidation of these properties will likely keep prices deflated on commercial real estate and multi-family homes for the foreseeable future. In the single-family sector, prices also suffered over the past several years. However, prices for single-family homes appear to have stabilized with origination volumes being sensitive to market interest rates.

INVESTMENT ACTIVITIES

     The investment portfolio, an important component of Andover's diversified asset structure, is a source of earnings in the form of interest and dividends, provides for diversification and is a source of liquidity. Overall, the portfolio, comprised of mortgage-backed securities, corporate bonds, U. S. Treasury and federal agency securities and short-term investments, represented 25.7% of total assets or $285.2 million as of December 31, 1995.

     The Company reduced its investments available for sale portfolio during the fourth quarter of 1995 to purchase residential whole loans. The Company believes these loans will provide a superior return to the securities generally available for investment. The primary component of the total investment portfolio is mortgage-backed securities which accounted for 68.4% of total investments at December 31, 1995. The remaining portfolio is comprised of other high grade investment securities.

     Overall, in 1995, the total investment portfolio produced interest and dividend income of $23.0 million as compared with $22.3 million in 1994. The investment portfolio and the sale of loans generated net gains on sales, redemptions and the marking of certain securities to market of $327,000 in 1995 as compared to net losses of $234,000 in 1994. For additional information on investments, see Notes 1 and 3 of Notes to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Investments."

DEPOSITS AND OTHER SOURCES OF FUNDS

     The Banks' major sources of funds are deposits, borrowings, principal payments on loans and mortgage-backed securities, and maturities of investments. Borrowings are generally used to fund long-term assets and short-term liquidity requirements or to manage interest rate risk. Total deposits amounted to $743.2 million at December 31, 1995.

     The Bank is a member of the Federal Home Loan Bank of Boston ("FHLB") and is authorized to borrow funds to meet withdrawals of savings deposits or expansion of the loan and investment portfolios. These borrowings are subject to collateral requirements. Borrowing limitations are based on the Bank's total assets, but may exceed the limitation if necessary to fund withdrawals. As a FHLB member, the Bank is required to hold FHLB stock equal to at least 1% of residential mortgages or 5% of outstanding FHLB advances, whichever is higher. The Bank also has available various other sources of funds, including secured borrowings, federal funds lines of credit from commercial banks and reverse repurchase agreements from brokerage firms, FHLMC and FNMA. The Bank may also obtain funds from the Federal Reserve Bank of Boston by pledging certain assets. At December 31, 1995, total borrowings outstanding from these sources amounted to $272.6 million.

     For additional information concerning the composition and maturity of deposits and borrowings, see Notes 9, 10 and 11 of Notes to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Asset and Liability Management -- Liquidity -- Capital Resources."

OTHER SERVICES

     Investment Services. The Bank makes investment and brokerage services available to its customers by leasing lobby space to Liberty Securities Corporation. Two fully licensed brokers of Liberty Securities located at the Bank's headquarters are available for consultation on investment opportunities, including mutual funds, municipal bonds, government-backed securities and annuities. The Bank received income of approximately $101,000 from these services in 1995.

COMPETITION

     The Banks' lending and deposit-taking activities are concentrated in the Central Merrimack Valley and the surrounding communities in northeastern Massachusetts and southern New Hampshire. The Banks face strong competition both in originating loans and in attracting deposits. Competition in originating loans in the Banks' expansive lending area comes primarily from thrift institutions, commercial banks, mortgage companies, credit unions and consumer finance companies. The Banks compete for loans principally on the basis of interest rates and loan fees, the types of loans offered, and the quality of service and convenience provided to borrowers.

     In attracting deposits, the Banks' primary competitors are thrift institutions, commercial banks, credit unions and mutual funds. The attraction and retention of deposits depends on the Banks' ability to provide investment opportunities that satisfy the requirements of depositors with respect to the rate of return, liquidity, risk, service and other factors. The Banks compete for these deposits by offering competitive rates, convenient branch locations, extended business hours and automated teller machines.

SUPERVISION AND REGULATION

     The Company and the Banks are heavily regulated. As a multi-bank holding company, Andover is supervised by the Board of Governors of the Federal Reserve System ("FRB") and it is also subject to the jurisdiction of the Massachusets Board of Bank Incorporation. As a Massachusetts-chartered savings bank, the Bank is subject to regulation and supervision by the FDIC and the Massachusetts Commissioner of Banks (the "Commissioner"). As a New Hampshire-chartered guaranty savings bank, ABNH is subject to regulation and supervision of the FDIC and the New Hampshire Commissioner of Banks.

EMPLOYEES

     At December 31, 1995, Andover had 243 full-time equivalent employees. None of the employees of Andover are represented by a collective bargaining group and management considers relations with its employees to be good.

SUBSIDIARIES

     Andover has two direct subsidiaries, the Bank and ABNH. The Bank has seven wholly-owned subsidiaries. Four of its subsidiaries were organized to hold real property acquired by the Bank by foreclosure or acceptances of deeds in lieu of foreclosure. Two other subsidiaries were set up as Massachusetts security corporations to take advantage of more beneficial state tax rates. The seventh subsidiary (ASB Development Corp.) holds title to a portion of Andover's main office, the loan operation building and to other income producing property. A subsidiary of ASB Development Corp. holds real estate property that comprises a portion of Andover's main office location. ABNH currently has no subsidiaries.

ITEM 2.  PROPERTIES

     Andover conducts its business from its main office and other properties listed below, all of which are considered to be in good condition and adequate for the purposes for which they are used. Andover also serves customers through its affiliation with three Automatic Teller Machine ("ATM") networks: NYCE 24(R), EXCHANGE(R) and CIRRUS(R) with over 80,000 ATM locations worldwide. The following table sets forth certain information relating to bank premises owned or used by Andover in conducting its business.

                                                                                                   OWNED OR
      LOCATION                                                                                      LEASED
      --------                                                                                     --------
Andover Bank
Main Office:
      Andover
         61 Main Street...........................................................................  Owned
         31-45 Main Street-Annex..................................................................  Owned
         11 Chestnut Street.......................................................................  Owned

Branches:
      Lawrence
         450 Essex Street.........................................................................  Owned
         305 South Broadway.......................................................................  Owned

      Methuen
         547 Broadway.............................................................................  Owned
         91 Pleasant Valley Street (1)............................................................  Owned
         228 Haverhill Street.....................................................................  Owned

      North Andover
         108 Main Street..........................................................................  Owned

      Tewksbury
         995 Main Street..........................................................................  Owned
         2171 Main Street (2).....................................................................  Leased

      Andover
         159 River Road...........................................................................  Owned

Andover Bank NH
Main Office:
      Salem
         130 Main Street (3)......................................................................  Leased

-------------------
(1) Land is held under a ground lease which expires December 1, 1996, with renewal options for an additional 79 years.

(2) Lease expires January 31, 1999, with renewal options for an additional five years.

(3) Lease expires July 31, 1997, with renewal options for an additional six years.

ITEM 3.  LEGAL PROCEEDINGS

     Andover is involved in various legal proceedings incidental to its business, none of which is believed by management to be material to the financial condition of Andover.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     None.

                                     PART II

ITEM 5.     MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
            MATTERS

STOCK PRICES AND DIVIDENDS

     Andover's Common Stock trades on the National Market tier of The Nasdaq Stock Market(sm) under the symbol: ANDB. On March 1, 1996, there were approximately 2,653 holders of record of the 4,239,571 shares of Andover Common Stock outstanding.

     The following table sets forth the comparative market prices per share of Andover Common Stock based on high and low sale prices as reported on by Nasdaq(R) and the dividends per share that have been declared by Andover, for the periods indicated.

                                                                               PRICE
                                                                               -----                 DIVIDENDS
                           QUARTER ENDED                                HIGH           LOW           PER SHARE
                           -------------                                ----           ---           ---------
                        1994

                           March 31, 1994...........................   $19.625        $14.875           $.10
                           June 30, 1994............................    21.75          16.75             .10
                           September 30, 1994.......................    20.75          17.125            .10
                           December 31, 1994........................    17.375         13.50             .10

                        1995

                           March 31, 1995...........................   $18.875        $14.25            $.10
                           June 30, 1995............................    19.875         16.625            .10
                           September 30, 1995.......................    22.625         18.375            .12
                           December 31, 1995........................    23.25          20.625            .12



     The payment of dividends by Andover is subject to the discretion of Andover's Board of Directors. Holding companies such as Andover engage in no business other than acting as the holding company of their subsidiaries. The only funds available to Andover for the payment of dividends are cash and cash equivalents held at the holding company level, dividends paid by the Banks to Andover, and borrowings. ABNH will be severely limited in its ability to pay dividends during its initial years of operation. At December 31, 1995, Andover held $1.6 million in cash and interest-bearing deposits at the holding company level.

     Dividend payments totalled $1.9 million in 1995 and $1.7 million in 1994. On January 18, 1996, a dividend of $.12 per share was declared, payable on February 12, 1996. See Note 13 to the "Consolidated Financial Statements."

ITEM 6.  SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes selected consolidated financial data of Andover at or for the periods indicated, and should be read in conjunction with the consolidated financial statements and related notes thereto included in Item 8 of this Report.

                                                                       AT DECEMBER 31,
                                             ------------------------------------------------------------------
                                                1995           1994          1993          1992          1991
                                                ----           ----          ----          ----          ----
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
      Total assets.........................  $1,110,847     $1,058,672     $831,908      $784,284      $659,598
      Total loans..........................     768,598        645,037      456,813       384,965       364,074
      Allowance for loan losses............      11,665         12,343       13,392        16,054        22,573
      Investments(1).......................     285,232        352,685      294,969       292,825       197,371
      Assets held for sale.................       5,162          2,507       32,280        50,946        49,061
      Deposits.............................     743,205        727,858      558,773       539,765       523,672
      Borrowed funds.......................     272,626        251,185      197,637       178,226        78,175
      Stockholders' equity.................      85,165         72,522       70,885        61,718        53,808
      Non-performing assets................      21,368         25,348       27,930        42,913        70,285

                                                                   YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------------------------
                                                  1995           1994          1993         1992          1991
                                                  ----           ----          ----         ----          ----
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
      Interest and dividend income ..........   $ 76,886     $   63,585     $   52,531     $ 51,710     $ 52,727
      Interest expense ......................     44,552         33,421         26,034       28,262       35,920
                                                --------     ----------     ----------     --------     --------
      Net interest and dividend income ......     32,334         30,164         26,497       23,448       16,807
      Provision for loan losses .............      1,295           --             --            750       33,250
      Net gains (losses) from sales of assets
        held for sale, investments available
         for sale and held for investment (1)        327           (234)           396        2,729          206
      Losses on real estate operations ......     (2,003)        (2,617)        (4,547)     (10,381)     (13,798)
      Other income ..........................      5,469          4,039          2,885        4,470        3,544
      Merger expense ........................      1,000           --             --           --           --
      Non-interest expense ..................     18,860         17,528         15,224       14,615       15,823
                                                --------     ----------     ----------     --------     --------
      Income (loss) before income
          tax expense (benefit) .............     14,972         13,824         10,007        4,901      (42,314)
      Income tax expense (benefit) ..........      5,634          4,781          2,449       (3,009)     (10,321)
                                                --------     ----------     ----------     --------     --------
      Net income (loss) .....................   $  9,338     $    9,043     $    7,558     $  7,910     $(31,993)
                                                ========     ==========     ==========     ========     ========
PER SHARE DATA:
      Net income (loss) .....................   $   2.22     $     2.16     $     1.84     $   1.93     $  (7.81)
      Dividends declared ....................       0.44           0.40           0.15         0.00         0.00
      Book value at end of period ...........      20.10          17.23          17.09        15.06        13.13
      Book value excluding SFAS No. 115 .....      20.05          18.33          16.63        15.06        13.13
SELECTED FINANCIAL RATIOS:
      Return on average assets ..............       0.87%          0.94%          0.96%        1.12%       (4.98)%
      Return on average equity (2) ..........      11.51          12.36          11.60        13.93       (46.93)
      Average equity as a percentage
         of average assets (2) ..............       7.59           7.57           8.30         8.03        10.62
      Dividend payout ratio .................      19.82          18.52           8.15          N/A          N/A
      Weighted average interest rate spread .       2.71           2.91           3.20         3.17         2.08
       Net yield on average earning assets ..       3.14           3.26           3.56         3.53         2.76

------------------------
(1) Includes investment securities, mortgage-backed securities and short-term investments, both available for sale and held to maturity.

(2) Excludes the effect of SFAS No. 115.

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

     General. The Company's results of operations depend to a great extent on the Banks' net interest income, the difference between income earned on its loan and investment portfolios and the interest paid on its deposits and borrowed funds, the size of the provisions for loan losses and losses on real estate operations and operating expenses. Net interest income is primarily affected by the level of earning assets as a percentage of total assets, the level of interest-bearing liabilities, yields earned on assets and rates paid on liabilities. Earnings are also affected by non-interest income which consists primarily of mortgage servicing fees, transaction account fees, gains and losses on sales of the investment portfolio and real estate operations. The levels of operating expenses and income taxes also affect earnings.

     The following is a discussion and analysis of the Company's consolidated results of operations for the last three years and its financial condition at the end of fiscal 1995 and 1994. In order to understand this section in context, it should be read in conjunction with the Consolidated Financial Statements and accompanying footnotes.

RESULTS OF OPERATIONS

     Andover generated net income of $9.3 million or $2.22 per share, $9.0 million or $2.16 per share and $7.6 million or $1.84 per share in 1995, 1994 and 1993, respectively. Andover's return on average assets decreased to 0.87% in 1995 compared to 0.94% in 1994 and 0.96% in 1993. Return on average stockholders' equity decreased to 11.51% in 1995 compared to 12.36% in 1994 and 11.60% in 1993. The financial performance in 1995 was negatively impacted by a pre-tax charge to earnings of $1.0 million taken in connection with the failed acquisition of Finest Financial Corp., the parent company of Pelham Bank and Trust Company. Operating results in 1994 were positively impacted by a rise in earning assets resulting from the acquisition of Community, partially offset by an increased effective income tax rate as compared to 1993. The declining economy and real estate markets led to high levels of non-performing assets during 1990 through 1992; non-performing assets were 1.9%, 2.4% and 3.4% of total assets at December 31, 1995, 1994 and 1993, respectively. While progress continued to be made during 1995 in reducing non-performing assets, a provision for loan losses in the amount of $1.3 million was recorded. The continued progress in reducing non-performing assets and changing risk characteristics of the loan portfolio led to no provision for loan losses recorded in 1994 and 1993. Additionally, losses on real estate operations negatively impacted earnings and totalled $2.0 million, $2.6 million and $4.5 million in 1995, 1994 and 1993, respectively.

     Net Interest and Dividend Income. Net interest and dividend income was $32.3 million in 1995, up from $30.2 million in 1994 and $26.5 million in 1993. Net interest income increased $2.2 million during 1995 as a result of higher average earning asset volumes. Market interest rates have been fairly volatile over the past four years. Interest rates increased dramatically during 1994 after two years of historically low levels and peaked in the fourth quarter of 1994. During 1995, market interest rates decreased from the levels experienced in 1994, although they remained at levels above those experienced in 1993 and 1992. While interest rates have declined during 1995, the rates paid and yields earned have both increased during the year due to the lagged nature of many of the Company's assets and liabilities. This combination led to an increase of 60 basis points in the yield on average earning assets during 1995 to 7.47% while the rate paid on average interest-bearing liabilities increased 80 basis points to 4.76%. The net impact of these increases led to a decline of 12 basis points on the net yield on earning assets during 1995 to 3.14% from 3.26% in 1994. The increase in net interest and dividend income in 1994 over 1993 of $3.7 million was primarily attributable to the increased average earning asset volumes, partially offset by a declining yield on those assets. The decrease yield of 19 basis points during 1994 to 6.87% in light of the increased interest rate environment is due to large volumes of fixed rate assets originated in prior years when rates were lower as well as the time delay in the repricing of the adjustable rate assets. There was a slight increase in the rate paid on liabilities during 1994, totalling 10 basis points to an overall rate of 3.96%. The combination of these two factors led to a 30 basis point decline in the net yield on earning assets during 1994 to 3.26%. The amount of foregone interest income from nonaccruing and restructured loans totalled $1.0 million in 1995, $1.1 million in 1994 and $883,000 in 1993.

     In 1995, average earning assets increased 11.3% to $1,029.6 million, due to an increase in average loans resulting from retained loan originations as well as loan purchases. In 1994, average earning assets increased 24.3% to $924.9 million from 1993's level of $743.9 million. This increase is due to the growth strategy of the Company to increase the net interest margin via the acquisition of Community as well as internal growth in loans and investments.

     Total average loans increased $101.7 million during 1995 primarily due to retained loan originations and whole loan purchases and total average loans increased $136.5 million during 1994 primarily due to the Community acquisition. The yield on real estate loans increased 68 basis points during 1995 to 7.76% while dropping 18 basis points in 1994 to 7.08%. The reasons for the yield on real estate loans going in an inverse direction with market interest rates is once again due to the lag in the repricing of the variable rate loans as well as the repricing limitation of only 2% during one year. The yield on consumer loans increased 113 basis points during 1995 to 9.14% and 41 basis points during 1994 to 8.01%. The yield on commercial loans increased 327 basis points during 1995 to 11.21% and 116 basis points in 1994 to 7.94%. Consumer and commercial loans were affected by the increase in the prime rate during the past two years. Commercial loans were also favorably impacted by a reduction in nonaccrual loans and higher amortized fee income during 1995.

     The volatility in the interest rates has also impacted the yields earned on the investment portfolio. The yield on short-term investments increased 184 basis points during 1995 to 5.81% and 83 basis points in 1994 to 3.97%. The yields earned on investment securities decreased slightly in 1995 to 6.24% while also dropping 136 basis points in 1994 to 6.25%. The yield on mortgage-backed securities increased 23 basis points during 1995 to 6.71% and decreased slightly in 1994 to 6.48%.

     The rate paid on deposits increased 80 basis points in 1995 to 4.25% and 11 basis points in 1994 to 3.45%. Core deposits, which include NOW account, savings and money market accounts, continued to decrease in both of the past two years as customers continue to shift into higher paying term certificates of deposits. While the Company was able to keep the rates paid on the core deposits fairly low overall during 1995, there was an increase in the rate paid as compared to a decrease in the core deposit rates in 1994. Certificates of deposit increased $88.3 million and the rate paid increased 85 basis points during 1995 while also increasing $96.0 million and 22 basis points, respectively, in 1994.

     In order to fund the growth in average earning assets, the Company has continued its reliance on borrowed funds as an alternative source of funds. During 1995, the average balance on borrowed funds increased $23.7 million and the rate paid increased 79 basis points to 6.16% while in 1994, average balances increased $40.6 million and the rate paid increased 11 basis points to 5.37%.

     Overall, the continued compression in the margins over the past two years have led to an interest rate spread of 2.71% in 1995, down 20 basis points from 2.91% in 1994. The decline in the spread in 1994 totalled 29 basis points.

   The following table presents an analysis of the average yields earned and rates paid for the years indicated.

                                                                      YEARS ENDED DECEMBER 31,
                                   ------------------------------------------------------------------------------------------------
                                                   1995                          1994                              1993
                                   -------------------------------   ----------------------------   -------------------------------
                                                 INTEREST  AVERAGE             INTEREST   AVERAGE                INTEREST   AVERAGE
                                     AVERAGE      EARNED/   YIELD/   AVERAGE    EARNED/    YIELD/   AVERAGE       EARNED/    YIELD/
                                     BALANCE       PAID     RATE     BALANCE     PAID      RATE     BALANCE        PAID       RATE
                                     -------       ----     ----     -------     ----      ----     -------        ----       ----
                                                                        (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Short-term investments .......   $    10,775    $   626    5.81%   $  5,220    $   207    3.97%  $     7,740    $    243    3.14%
  Investment securities (1) ....       112,342      7,009    6.24     102,458      6,406    6.25        69,482       5,286    7.61
  Mortgage-backed securities (1)       229,111     15,375    6.71     241,574     15,656    6.48       227,492      15,043    6.61
                                   -----------    -------            --------    -------           -----------    --------
   Total investments ...........       352,228     23,010    6.53     349,252     22,269    6.38       304,714      20,572    6.75
                                   -----------    -------            --------    -------           -----------    --------
  Real estate loans(1) (2) .....       609,485     47,313    7.76     513,481     36,345    7.08       376,453      27,338    7.26
  Consumer loans(2) ............        50,606      4,625    9.14      48,870      3,915    8.01        45,252       3,437    7.60
  Commercial loans(2) ..........        17,295      1,938   11.21      13,292      1,056    7.94        17,453       1,184    6.78
                                   -----------    -------            --------    -------           -----------    --------
   Total loans .................       677,386     53,876    7.95     575,643     41,316    7.18       439,158      31,959    7.28
                                   -----------    -------            --------    -------           -----------    --------
   Total interest-earning assets     1,029,614     76,886    7.47%    924,895     63,585    6.87%      743,872      52,531    7.06%
                                                  -------                        -------                          --------

Allowance for loan losses ......       (11,749)                       (13,826)                         (14,677)
Other real estate owned ........         6,720                         12,014                           18,844
Other assets ...................        44,336                         43,139                           36,707
                                   -----------                       --------                      -----------

   Total assets ................   $ 1,068,921                       $966,222                      $   784,746
                                   ===========                       ========                      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing deposits:
  NOW accounts..............       $    63,049    $   711    1.13%   $ 61,518    $   725    1.18%  $    51,612    $    807    1.56%
  Regular savings accounts..            71,659      1,554    2.17      76,357      1,512    1.98        61,716       1,368    2.22
  Money market deposit
   accounts................            133,989      3,548    2.65     150,557      3,460    2.30       141,376       3,562    2.52
  Certificates of deposit...           419,385     23,433    5.59     331,076     15,677    4.74       235,086      10,615    4.52
                                   -----------    -------            --------    -------           -----------    --------
   Total interest-bearing
      deposits..............           688,082     29,246    4.25     619,508     21,374    3.45       489,790      16,352    3.34
                                   -----------    -------            --------    -------           -----------    --------
Borrowed funds :
  Reverse repurchase agreements         14,798        897    6.06      25,228      1,089    4.32        15,893         519    3.27
  Notes payable.............           233,489     14,409    6.17     199,310     10,958    5.50       168,051       9,163    5.45
                                   -----------    -------            --------    -------           -----------    --------
   Total borrowed funds.....           248,287     15,306    6.16     224,538     12,047    5.37       183,944       9,682    5.26
                                   -----------    -------            --------    -------           -----------    --------
   Total interest-bearing
      liabilities..........            936,369     44,552    4.76%    844,046     33,421    3.96%      673,734      26,034    3.86%
                                                  -------                        -------                          --------

Demand deposits.............            45,328                         43,592                           42,373
Other liabilities.........               6,111                          5,410                            3,509
                                   -----------                       --------                      -----------
   Total liabilities........           987,808                        893,048                          719,616
                                   -----------                       --------                      -----------
Stockholders' equity........            81,113                         73,174                           65,130
                                   -----------                       --------                      -----------
   Total liabilities and stock-
      holders' equity.......       $ 1,068,921                       $966,222                      $   784,746
                                   ===========                       ========                      ===========
Net interest income                               $32,334                        $30,164                          $ 26,497
                                                  =======                        =======                          ========

Interest rate spread                                         2.71%                         2.91%                              3.20%
                                                             ====                          ====                               ====
Net yield on earning assets                                  3.14%                         3.26%                              3.56%
                                                             ====                          ====                               ====

(1) Included in the average balance amounts are the corresponding components of the assets held for sale, available for sale and held to maturity. The yield is calculated using interest income divided by the average balance of the amortized historical cost.

(2) Interest on nonaccruing loans has been included only to the extent reflected in the statement of operations. However, the loan balances are included in the average amounts outstanding.

     Rate/Volume Analysis. The following table shows the changes in interest income and interest expense caused by changes in the volume of interest earning assets and interest bearing liabilities, and changes in interest rates. The change attributable to a mix of volume and rate has been allocated proportionally to the change due to volume and the change due to rate.

                                                                       YEARS ENDED DECEMBER 31,
                                            ------------------------------------------------------------------------------
                                                    1995 COMPARED TO 1994                     1994 COMPARED TO 1993
                                            ------------------------------------     -------------------------------------
                                                  INCREASE                                   INCREASE
                                                 (DECREASE)                                 (DECREASE)
                                                   DUE TO                                     DUE TO
                                            ----------------------                   -----------------------
                                             VOLUME         RATE          TOTAL        VOLUME         RATE          TOTAL
                                            --------      --------      --------     ---------      --------      --------
                                                                          (IN THOUSANDS)
Interest and Dividend Income
 Loans:
  Real estate .........................     $  7,228      $  3,740      $ 10,968      $  9,715      $   (708)     $  9,007
  Consumer ............................          143           567           710           284           194           478
  Commercial ..........................          373           509           882          (310)          182          (128)
                                            --------      --------      --------      --------      --------      --------
    Total interest on loans ...........        7,744         4,816        12,560         9,689          (332)        9,357
                                            --------      --------      --------      --------      --------      --------

Investments:
 Short-term investments ...............          292           127           419           (91)           55           (36)
 Investment securities ................          617           (14)          603         2,184        (1,064)        1,120
 Mortgage-backed securities ...........         (825)          544          (281)          917          (304)          613
                                            --------      --------      --------      --------      --------      --------
   Total interest and dividends on
     investments ......................           84           657           741         3,010        (1,313)        1,697
                                            --------      --------      --------      --------      --------      --------
   Total interest and dividend
     income ...........................        7,828         5,473        13,301        12,699        (1,645)       11,054
                                            --------      --------      --------      --------      --------      --------

Interest Expense
 Savings deposits .....................         (405)          521           116           711          (751)          (40)
 Time certificates ....................        4,631         3,125         7,756         4,523           539         5,062
 Reverse repurchase agreements ........         (542)          350          (192)          368           202           570
 Notes payable ........................        2,013         1,438         3,451         1,718            77         1,795
                                            --------      --------      --------      --------      --------      --------
   Total interest expense .............        5,697         5,434        11,131         7,320            67         7,387
                                            --------      --------      --------      --------      --------      --------

Net increase (decrease) in net interest
   and dividend income ................     $  2,131      $     39      $  2,170      $  5,379      $ (1,712)     $  3,667
                                            ========      ========      ========      ========      ========      ========

     Provision for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to the statement of operations. Assessing the adequacy of the allowance for loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet estimated losses in the loan portfolio after weighing various factors. Among the factors management may consider are the quality of specific loans, risk characteristics of the loan portfolio generally, the level of nonaccruing loans, current economic conditions, trends in delinquencies and charge-offs, and collateral values of the underlying security. Ultimate loan losses may vary significantly from current estimates and future additions may be necessary. In addition, regulatory agencies, as an integral part of the examination process, review the Company's allowance and may require the Company to provide additions to the allowance based on their assessment, which may differ from management's assessment.

     The provision for loan losses in 1995 was $1.3 million. There was no provision for loan losses in 1994 and 1993. Net charge-offs amounted to $2.0 million in 1995 compared to $2.8 million in 1994 and $2.7 million in 1993. Among the factors used to determine that a provision was necessary in 1995 were the level of nonaccrual and restructured loans, delinquencies and charge-offs. Additionally, growth in the loan portfolio of over 19% contributed to the need for a provision in 1995. The contributing factors that led to management's conclusion that no provision for loan losses was needed in 1994 and 1993 were the decline in the risk characteristics of loans over the prior two years and the resulting allowance coverage as a percentage of nonaccruing loans. Additionally, $505,000 in loan loss recoveries and $347,000 in interest payments applied as principal reductions on nonaccrual loans contributed to management's assessment of the adequacy of the allowance for loan losses in 1994.

     While management believes it has been prudent in its analysis of the allowance for loan losses and in estimating the net fair values of other real estate owned, management is unable to predict the ultimate course of the economy or the extent of its impact on the Company's financial condition. See "Financial Condition -- Risk Elements" and Notes 4 and 6 to the "Consolidated Financial Statements."

     Non-interest Income (Loss). The Company recorded income from non-interest sources of $3.8 million in 1995 and $1.2 million in 1994, as compared to a net loss from non-interest sources of $1.3 million in 1993. The increases of $2.6 million in 1995 and $2.5 million in 1994 were primarily due to a reduction in the losses on real estate operations and increases in mortgage banking income.

     Net gains from sales and redemptions of investments totalled $272,000 in 1995, $236,000 in 1994 and $245,000 in 1993. See "Financial Condition --
Investments" and Notes 1 and 3 to the "Consolidated Financial Statements."

     The Company recorded net gains on assets held for sale of $55,000 in 1995 and $151,000 in 1993 as compared to net losses of $470,000 in 1994. The gains in 1995 were primarily due to a reduction of the unrealized loss on loans held for sale whose fair value was below amortized cost at December 31, 1994. The losses in 1994 were primarily the result of selling mortgage-backed securities in a rising interest rate environment. Included in 1994 was a realized loss of $122,000 on the transfer of loans originally held for sale to the loan portfolio as well as an unrealized loss based on the fair value of loans held for sale as of December 31, 1994. The gains in 1993 were primarily due to the ability of the Company to sell higher yielding mortgage-backed securities in an environment where interest rates were falling offset by a provision of $800,000 taken as a result of accelerated prepayments and estimated future prepayments on loans serviced for others. See "Financial Condition -- Investments" and Notes 1 and 2 to the "Consolidated Financial Statements."

     Andover may incur gains and losses on the sale of the loans that it originates. These loans are generally securitized prior to sale in the form of mortgage-backed securities which are guaranteed by a government agency and are then held for sale. Because loans held for sale are stated at the lower of cost or market value and mortgage-backed securities held for sale are stated at fair value, periods of rising interest rates cause decreased values of loans and mortgage-backed securities held for sale, resulting in a charge to income. The Company frequently enters into forward delivery contracts to reduce exposure to this risk from rising interest rates. Forward delivery contracts may, however, increase exposure to the risk from declining interest rates if sufficient loans or mortgage-backed securities held for sale bearing interest rates specified by the contracts are not available to meet the delivery schedules under the contracts. See Note 18 to the "Consolidated Financial Statements."

     Losses on real estate operations totalled $2.0 million in 1995, $2.6 million in 1994 and $4.5 million in 1993. Real estate operations consist of the provision for the valuation allowance, operating and administrative costs of maintaining other real estate owned and gains or losses on sales of properties. The Company accounts for other real estate owned at the lower of cost or estimated net fair value. Declines in value subsequent to foreclosure or substantive repossession result in a charge to the valuation allowance.

     Replenishing the valuation allowance caused by charge-offs taken as a result of declines in value resulted in a charge of $750,000, $1.4 million and $1.9 million to real estate operations in 1995, 1994 and 1993, respectively. Deterioration in the New England real estate market during 1991 through 1993 led to high levels of other real estate owned and corresponding administrative costs. Gains on sales of other real estate owned totalled $582,000 in 1995, $1.4 million in 1994 and $128,000 in 1993 reflecting, in part, the appropriate carrying values for the properties sold during the year. The costs of foreclosing on loans, as well as the administrative costs of maintaining the non-performing assets, correspond with the volume of problem assets and totalled $2.0 million in 1995, $3.0 million in 1994 and $3.2 million in 1993. These costs will continue to be incurred until the level of non-performing assets significantly decreases. See "Financial Condition -- Risk Elements" and Note 6 to the "Consolidated Financial Statements."

     Mortgage banking income represents the gross servicing fee income less amortization of capitalized excess mortgage servicing rights. Mortgage banking income totalled $2.4 million in 1995, $1.4 million in 1994 and $648,000 in 1993. The increased income in each of the years was due to a reduction in the amortization of the excess mortgage servicing rights as well as an increase in the total loans serviced for others. As a servicer for investors, the Company generally retains a fee out of the interest paid by the borrower. The table below summarizes the Company's results from servicing loans for investors.

                                                           1995           1994           1993
                                                           ----           ----           ----
                                                                     (In thousands)
Gross servicing income ............................     $   2,611      $   2,207      $   2,498
Amortization included in mortgage banking income...          (240)          (765)        (1,850)
Amortization included in mortgage banking expense..          (602)           (32)          --
                                                        ---------      ---------      ---------
Net loan servicing revenue ........................     $   1,769      $   1,410      $     648
                                                        =========      =========      =========

Average loans serviced for investors ..............     $ 628,450      $ 458,361      $ 483,351
Year-end loans serviced for investors .............     $ 780,356      $ 513,227      $ 458,159

    Excluded from the table above are provisions for accelerated prepayments taken in 1993 that were included in net gains on assets held for sale due to the high level of refinancing activity and totalled $800,000. During 1995 and 1994, the Company purchased mortgage servicing rights to $303.6 million and $82.1 million, respectively, in residential first mortgage loans. The Company intends to continue purchasing mortgage servicing to increase the use of its existing servicing capacity and increase loan service revenue. The Company also expects to continue selling mortgages in the secondary market and that servicing income related to this activity will continue for the forseeable future. See Notes 1 and 5 to the "Consolidated Financial Statements."

     Other income totalled $3.1 million, $2.6 million, and $2.2 million in 1995, 1994 and 1993, respectively, and was derived primarily from customer service charges and fees. Deposit account service charges representing the largest component of such other income, totalled $1.6 million in 1995, $1.5 million in 1994 and $1.3 million in 1993. The increase in 1995 was due to a service charge increase while the increase in 1994 resulted from an increase in the total number of deposit accounts resulting from the acquisition of Community. Loan late charges and other fees have increased over the past two years in relation to the increase in total loans. In 1995, the Company recognized gains of $220,000 on the sale of a non-marketable security, $89,000 on the sale of a former branch facility and another $78,000 on the sale of the student loan portfolio in the first quarter of the year. Other income which has remained relatively flat over the past three years includes income from Liberty Securities, rental income from tenants, safe deposit and ATM fees and other miscellaneous charges. See Note 14 to the "Consolidated Financial Statements."

     Non-interest Expense. Non-interest expenses increased $2.3 million or 13.3% to $19.9 million in 1995. Non- interest expenses increased $2.3 million or 15.1% to $17.5 million in 1994. The increased in 1995 was primarily due to the $1.0 million charge taken in connection with the failed acquisition of Finest Financial Corp. as well as costs associated with operating a larger institution. The increase in 1994 resulted from the acquisition of Community and thus higher salaries and overhead costs.

     Salaries and employee benefits increased $578,000 to $9.6 million in 1995 and increased $1.6 million in 1994 to $9.0 million. The increase in 1995 was the result of a higher head count, opening the new bank subsidiary and merit increases. The increase in 1994 was primarily due to the acquisition of Community and increased headcount needed in running a larger institution. Additionally in 1994, the Company enhanced various benefit programs such as the ESOP, 401K employer contribution and continuing education that resulted in an additional $223,000 charge to earnings. See Note 15 to the "Consolidated Financial Statements."

     Office occupancy and equipment increased $157,000 to $2.3 million in 1995 and increased $286,000 in 1994 to $2.2 million. The primary reason for the increase in 1995 and 1994 was the improvement of technology and computer systems throughout the organization, resulting in higher depreciation expense. The Company also accelerated depreciation of obsolete equipment and computers. Additionally, in 1994, the Bank incurred a charge to earnings that totalled $167,000 for the early termination of a lease as well as increased costs for two additional branches resulting from the acquisition of Community. See Note 7 to the "Consolidated Financial Statements."

     Data processing expenses totalled $1.2 million in 1995, $966,000 in 1994 and $887,000 in 1993. Data processing expenses increased $235,000 in 1995 due to a higher loan and deposit base resulting from the acquisition of Community as well as from the purchase of mortgage loan servicing. Data processing expenses increased 8.9% in 1994, primarily due to operating a larger institution.

     Mortgage banking expenses totalled $913,000 in 1995, $415,000 in 1994 and $454,000 in 1993. These expenses include amortization of the purchased servicing rights, as well costs associated with the servicing portfolio for outside investors. The increase of $498,000 in 1995 was due primarily to the increased amortization of the purchased servicing rights. The modest decrease in 1994 was due to a reduction in the costs associated with the servicing portfolio.

     Deposit insurance premiums were $892,000, $1.6 million and $1.5 million 1995, 1994 and 1993, respectively. Deposit insurance premiums decreased $719,000 in 1995 due primarily to the premium refund from the FDIC in the third quarter in the amount of $471,000. Additionally, the assessment rate dropped during the latter half of 1995 resulting in overall cost reductions. Deposit insurance premiums increased $136,000 in 1994 due to a higher deposit base. The Banks are in the lowest risk category in calculating FDIC insurance premiums.

     Marketing expenses totalled $847,000 in 1995, $677,000 in 1994 and $738,000 in 1993. Marketing expenses increased $170,000 in 1995 due to promotions related to the opening of Andover Bank NH as well as a number of other discretionary promotions for various retail products. The decrease in 1994 was due to a reduction in the marketing of various residential loan products and promotions.

     Professional fees, including corporate legal expense and accounting and audit expenses, totalled $681,000 in 1995, $648,000 in 1994 and $660,000 in
1993. The modest increase in 1995 was due primarily to costs related to the opening of ABNH.

     The merger expense of $1.0 million in 1995 was related to the costs associated with the terminated merger agreement with Finest Financial Corp. in the second quarter. This non-recurring charge included costs incurred by the investment advisors and the legal and audit professionals. See Note 19 to the "Consolidated Financial Statements."

     Other operating expenses totalled $2.4 million in 1995, $2.0 million in 1994 and $1.7 million in 1993. The increases of $380,000 in 1995 and $302,000 in 1994 are both due to running a larger organization with a new bank added in 1995 and two branches acquired in 1994. The consecutive increases result from higher postage expenses, office supplies and printing costs as well as telephone costs and directors fees.

     Federal and State Income Tax Expense. The Company recorded tax expenses of $5.6 million, $4.8 million and $2.4 million in 1995, 1994 and 1993, respectively. Recognition of deferred tax assets and liabilities is based on the expected future tax consequences of temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Measurement of deferred tax assets and liabilities is based upon the provision of enacted tax laws and the effects of future changes in tax laws or rates.

     Management believes the existing net deductible temporary differences that give rise to the net deferred income tax asset will reverse in periods in which the Company generates net taxable income. For the years ending December 31, 1995, 1994 and, 1993, the Company generated taxable income of approximately $3.8 million, $3.4 million and $4.5 million, respectively. Taxable income differs from pretax book income primarily as a result of loan losses and provision for losses on other real estate owned being recognized in a different period than for book income. The Company recorded a reduction of the valuation allowance due to increased recoverable federal income taxes of $600,000 in 1995, $1.0 million in 1994 and $1.5 million in 1993.

     At December 31, 1995, the net deferred tax asset is supported by recoverable income taxes of approximately $3.1 million. The total income tax expense has been increased to reflect the adjustment to the deferred tax assets for the tax impact of the Massachusetts tax rate reduction as part of the Bank Tax Reform Law signed by the Governor of Massachusetts on July 27, 1995. Management believes that the net deferred income tax asset at December 31, 1995 will be realized based upon the significant reduction in the level of non-performing assets over the past several years. It is management's belief that the valuation allowance is adequate to reduce the total deferred tax asset to an amount that is more likely than not to be realized. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. See Note 12 to the "Consolidated Financial Statements."

FINANCIAL CONDITION

     Total assets increased $52.2 million, or 4.9%, to $1,110.8 million at December 31, 1995. The growth in total assets was primarily due to an increase in total loans of $123.6 million, offset by a decrease in the investment portfolio of $67.5 million. Total assets at December 31, 1994 amounted to $1,058.7 million, an increase of $226.8 million or 27.3% from $831.9 million at December 31, 1993, primarily resulting from the acquisition of $115.8 million in total assets of Community during the year.

     Loans. Total loans at December 31, 1995, prior to the allowance for loan losses, amounted to $768.6 million compared with $645.0 million at December 31, 1994, an increase of $123.6 million or 19.2% primarily due to the purchase of $59.9 million in residential and commercial whole loans. At December 31, 1995, 68.5% of Andover's total loan portfolio consisted of loans with adjustable rates.

     The following table shows the composition of the Company's loan portfolio at the dates indicated. The balances shown are net of unadvanced funds and deferred loan origination fees and costs.

                                                                    AT DECEMBER 31,
                               ------------------------------------------------------------------------------------------
                                     1995              1994              1993               1992              1991
                               ----------------  ----------------  ----------------   ----------------   ----------------
                                                                    (IN THOUSANDS)
Real estate loans:
 Residential .............     $ 558,231   72.6% $ 452,708   70.2% $ 297,779   65.2%  $ 229,961   59.7%  $ 168,962   46.4%
 Commercial ..............       121,909   15.9    108,725   16.8     85,339   18.6      79,560   20.7      90,877   25.0
 Construction and land ...        18,138    2.4     18,021    2.8     13,991    3.1      11,293    2.9      20,229    5.5
                               ---------  -----  ---------  -----  ---------  -----   ---------  -----   ---------  -----
   Total real estate loans       698,278   90.9    579,454   89.8    397,109   86.9     320,814   83.3     280,068   76.9
                               ---------  -----  ---------  -----  ---------  -----   ---------  -----   ---------  -----

Consumer loans:
 Home improvement, second
  mortgage and home equity
  line of credit .........        43,463    5.6     42,602    6.6     39,338    8.6      39,071   10.2      45,123   12.4
 Personal ................         3,369    0.4      2,751    0.4      2,073    0.5       2,762    0.7       4,418    1.2
 Guaranteed education ....         2,149    0.3      4,759    0.8      2,847    0.6       1,948    0.5       1,805    0.5
 Collateral ..............         2,189    0.3      2,052    0.3      1,504    0.3       1,812    0.5       2,008    0.6
                               ---------  -----  ---------  -----  ---------  -----   ---------  -----   ---------  -----
   Total consumer loans ..        51,170    6.6     52,164    8.1     45,762   10.0      45,593   11.9      53,354   14.7
                               ---------  -----  ---------  -----  ---------  -----   ---------  -----   ---------  -----

Commercial loans .........        19,150    2.5     13,419    2.1     13,942    3.1      18,558    4.8      30,652    8.4
                               ---------  -----  ---------  -----  ---------  -----   ---------  -----   ---------  -----

   Total loans ...........       768,598  100.0%   645,037  100.0%   456,813  100.0%    384,965  100.0%    364,074  100.0%
                               ---------  =====  ---------  =====  ---------  =====   ---------  =====   ---------  =====

 Allowance for loan losses       (11,665)          (12,343)          (13,392)           (16,054)           (22,573)
                               ---------         ---------         ---------          ---------          ---------

   Net loans .............     $ 756,933         $ 632,694         $ 443,421          $ 368,911          $ 341,501
                               =========         =========         =========          =========          =========

     Total real estate loans increased $118.8 million in 1995 to $698.3 million at December 31, 1995, primarily resulting from the purchase of $59.9 million in real estate whole loans. Origination volumes have also been affected by the interest rate environment over the past five years and are sensitive to market rates, particularly in the refinancing arena. As can be determined by the following table, loan originations were extremely high in the years with the lowest interest rates. Loan originations dropped in 1995 due to the higher interest rates existing during most of the year. Residential loan originations totalled $132.1 million in 1995, $180.4 million in 1994 and $311.1 million in 1993. The originations are not fully reflected in loans outstanding due to the securitization of residential real estate loans into mortgage-backed securities held for sale of $20.8 million in 1995, $60.8 million in 1994 and $154.3 million in 1993 as well as regular amortization and prepayments.

     The majority of the Company's residential loans are underwritten to be eligible for sale in the secondary market. Andover sells most of the eligible 30-year fixed-rate loans it originates. A loan which the Company intends to sell in the secondary market may be sold directly or converted into mortgage-backed securities and sold in that form. Residential loans sold either directly or in the form of mortgage-backed securities amounted to $21.6 million in 1995 and $60.9 million in 1994, versus $162.1 million in 1993 and $204.4 million in 1992. The portfolio of residential mortgage loans serviced for others totalled $780.4 million at December 31, 1995, compared to $513.2 million at December 31, 1994 and $458.2 million at December 31, 1993.

     The following table shows the composition of the Company's loan originations and loan purchases for the years indicated:

                                                                         YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------------------
                                                         1995         1994         1993         1992        1991
                                                         ----         ----         ----         ----        ----
                                                                              (IN THOUSANDS)
Real estate loans:
  Residential fixed rate.............................  $ 88,990     $ 83,775     $229,827     $294,346    $122,282
  Residential variable rate..........................    43,138       96,657       81,308       29,393      31,561
                                                       --------     --------     --------     --------    --------
   Total residential originations....................   132,128      180,432      311,135      323,739     153,843

  Commercial.........................................    17,991       17,745       14,537        6,512       9,024
  Construction and land..............................    31,543       30,498       26,110       16,255      16,899
                                                       --------     --------     --------     --------    --------
   Total real estate loan originations...............   181,662      228,675      351,782      346,506     179,766
                                                       --------     --------     --------     --------    --------

  Residential variable rate whole loan purchases.....    56,665           --           --           --          --
  Commercial whole loan purchases....................     3,213           --           --           --          --
                                                       --------     --------     --------     --------    --------
   Total real estate purchases.......................    59,878           --           --           --          --
                                                       --------     --------     --------     --------    --------

   Total real estate loan originations and purchases.   241,540      228,675      351,782      346,506     179,766
                                                       --------     --------     --------     --------    --------

Consumer loans:

  Home equity line of credit.........................    10,350       14,614       22,411       12,560      12,254
  Other consumer.....................................     8,022        5,723        2,134        3,589       7,132
                                                       --------     --------     --------     --------    --------
   Total consumer loans..............................    18,372       20,337       24,545       16,149      19,386
                                                       --------     --------     --------     --------    --------

  Commercial loans...................................    16,933       10,437        6,161        8,985       9,941
                                                       --------     --------     --------     --------    --------

   Total loan originations and purchases.............  $276,845     $259,449     $382,488     $371,640    $209,093
                                                       ========     ========     ========     ========    ========

     Outstanding commercial loans increased in 1995 to $19.2 million at December 31, 1995. Commercial real estate loans increased $13.2 million in 1995 to $121.9 million at December 31, 1995, while construction and land loan balances increased slightly to $18.1 million in the same period. While originations of corporate loans, comprised of commercial real estate, commercial, construction and land loans, are sensitive to the interest rate environment, the capacity for borrowing and real estate values have a more critical role. During the declining real estate markets in the early 1990's, commercial real estate and development loans were particularly hard hit. Origination volume for corporate loans decreased in 1991 and 1992, corresponding with the declining real estate values. Origination volume for these loans have increased in each of the past three years, reflecting the stabilizing values and the Company's interest in corporate lending. Total originations of corporate loans were $66.5 million in 1995, $58.7 million in 1994 and $46.8 million in 1993.

     Loans transferred into real estate owned totalled $3.2 million, $4.4 million and $2.1 million in 1995, 1994 and 1993, respectively. Commercial real estate, construction and land, and commercial loans involve significant risks compared with single-family residential mortgage and consumer lending. See Item 1, "Business -- Lending Activities."

     Consumer loans outstanding decreased slightly to $51.2 million at December 31, 1995, from $52.2 million at year-end 1994. During the first quarter of 1995, student loans totalling $5.5 million were sold at a gain of $78,000. Additionally, originations of consumer loans are also sensitive to changes in the interest rate environment and have decreased during the past two years to $18.4 million in 1995.

RISK ELEMENTS

     The following table shows the composition of non-performing assets at December 31:

                                                         1995           1994         1993      1992        1991
                                                         ----           ----         ----      ----        ----
                                                                                (IN THOUSANDS)
Nonaccruing loans.....................................  $11,627       $14,516      $11,531   $15,912     $41,089
Restructured loans....................................    5,583         2,036        3,279     2,560         264
                                                        -------       -------      -------   -------     -------
     Total non-performing loans.......................   17,210        16,552       14,810    18,472      41,353
Other real estate owned...............................    4,158         8,796       13,120    24,441      28,932
                                                        -------       -------      -------   -------     -------

     Total non-performing assets......................  $21,368       $25,348      $27,930   $42,913     $70,285
                                                        =======       =======      =======   =======     =======

Total non-performing assets as a
 percentage of total assets...........................      1.9%          2.4%        3.4%       5.5%      10.7%

     During 1995, continued progress was made in reducing non-performing assets with a reduction of $4.0 million or 15.7%. Due to the rising interest rate environment of 1995, several borrowers had difficulties in meeting their obligations, therefore, the Bank modified their interest rate, causing an increase in restructured loans. Andover had experienced a sharp increase in the level of non-performing assets and a corresponding rise in foregone income, loan losses and other costs associated with non-performing assets beginning in 1990 due to the deteriorating New England real estate market and economy. Interest income of approximately $1.6 million would have been recorded in 1995 on nonaccruing loans if those loans had been on a current basis in accordance with their original terms. Interest income actually recognized in 1995 on nonaccruing loans amounted to approximately $118,000. Additionally, another $438,000 in interest payments were applied as a reduction of the loan balance instead of as interest income, was received on nonaccruing loans during 1995. Of the $11.6 million in nonaccruing loans at December 31, 1995, $2.7 million are less than 90 days past due but have exhibited some other credit weakness.

     The following table shows detailed activity by quarter of nonaccruing loans and other real estate owned for the quarters ending:

                                                                     12/31/95    9/30/95    6/30/95     3/31/95
                                                                     --------    -------    -------     -------
                                                                                   (IN THOUSANDS)
Beginning balance..................................................  $17,503     $19,234    $21,747     $23,312
Additions..........................................................    2,447       3,236      2,276       2,254
Sales, restructurings, payments
  and other decreases..............................................   (3,429)     (4,281)    (4,164)     (2,949)
Charge-offs and valuation adjustments..............................     (736)       (686)      (625)       (870)
                                                                     -------     -------    -------     -------
Balance at end of quarter..........................................  $15,785     $17,503    $19,234     $21,747
                                                                     =======     =======    =======     =======

                                                                    12/31/94     9/30/94    6/30/94     3/31/94
                                                                    --------     -------    -------     -------
                                                                                   (IN THOUSANDS)
Beginning balance..................................................  $26,333     $27,935    $24,978     $24,651
Additions..........................................................    2,116       3,496      3,124       2,749
Additions from Acquired Institution................................       --          --      5,147          --
Sales, restructurings, payments
  and other decreases..............................................   (4,194)     (3,212)    (3,303)     (1,799)
Charge-offs and valuation adjustments..............................     (943)     (1,886)    (2,011)       (623)
                                                                     -------     -------    -------     -------
Balance at end of quarter..........................................  $23,312     $26,333    $27,935     $24,978
                                                                     =======     =======    =======     =======

     As noted in the table above, the additions during 1995 were below those amounts experienced in 1994 while the sales, restructurings, payments and other decreases during 1995 continued at a strong pace and exceeded the sales of 1994, resulting in a decrease for the year.

     Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"), and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" ("SFAS 118"). These Statements require changes in both the disclosure and impairment measurement of non-performing loans. At December 31, 1995, total impaired loans were $11.7 million, or which $4.9 million had related allowances of $0.8 million and $6.8 million which did not require a related allowance. All of the $11.7 million in impaired loans have been measured using the fair value of the collateral method. During the period ended December 31, 1995, the average recorded value of impaired loans was $12.1 million and the related amount of interest income recognized was $170,000. See Notes 1 and 4 to the Consolidated Financial Statements.

     Nonaccruing Loans. Management places loans, regardless of collateral values, on nonaccrual status when interest is past due 90 days or more. All previously accrued but uncollected interest is reversed against current period interest income when a loan is placed on nonaccrual status. When collection procedures do not bring a loan to performing status, Andover generally institutes action to foreclose upon the property or to acquire it by deed in lieu of foreclosure. Loans for which payments are less than 90 days past due are placed on nonaccrual status where there exists serious doubt as to the ultimate collectibility of the loan.

     The following table shows the composition of nonaccruing loans at December 31:

                                                            1995         1994        1993       1992       1991
                                                            ----         ----        ----       ----       ----
                                                                                (IN THOUSANDS)
Residential real estate.................................  $ 3,037      $ 4,232     $ 2,595     $ 3,878    $ 8,082
Commercial real estate..................................    7,195        8,004       6,313       9,220     20,329
Construction and land...................................       --          382         483         429      7,102
Commercial..............................................    1,136        1,381       1,660       1,828      5,065
Consumer................................................      259          517         480         557        511
                                                          -------      -------      ------      ------    -------
  Total nonaccrual loans................................  $11,627      $14,516     $11,531     $15,912    $41,089
                                                          =======      =======     =======     =======    =======

Allowance for loan losses...............................  $11,665      $12,343     $13,392     $16,054    $22,573
                                                          =======      =======     =======     =======    =======

Allowance for loan losses as a percentage of
   nonaccruing loans....................................    100.3%        85.0%      116.1%      100.9%      54.9%
Allowance for loan losses as a percentage of
   non-performing loans.................................     67.8%        74.6%       90.4%       86.9%      54.6%
Allowance for loan losses as a percentage of total loans      1.5%         1.9%        2.9%        4.2%       6.2%

     During 1995, loans on nonaccrual decreased 19.9% to $11.6 million, spread among all loan categories. The increase in 1994 was primarily due to the acquisition of Community. A significant portion of Andover's nonaccruing loans are secured by mixed-use commercial and multi-family real estate located in Lawrence, Massachusetts. This city has been especially hard hit with declining real estate values and increasing vacancies in multi-family investor-owned properties, which represents the majority of Andover's collateral on troubled loans in Lawrence. Continued deterioration in this market area will adversely impact the collectibility of residential and commercial real estate loans and may result in an increased level of non-performing assets in 1996. At December 31, 1995, approximately $5.8 million of nonaccruing loans, $3.3 million of restructured loans and $2.3 million of other real estate owned were secured by residential properties located in Lawrence, of which the largest non-performing loans include loans to three borrowers totalling $1.5 million, $1.2 million and $1.1 million, respectively. The amount of accruing loans secured by properties in Lawrence totalled approximately $49.4 million at December

31, 1995. The two largest relationships with borrowers included in the accruing Lawrence portfolio totalled $1.3 million and $1.2 million, respectively, at December 31, 1995. Substantially all of the accruing loans at year end in Lawrence were secured by residential properties.

     Restructured Loans. A restructured loan is one for which the Bank has modified the terms to provide a temporary reduction in the rate of interest and, in most instances, an extension of payments of principal or interest or both due to the deterioration in the financial position of the borrowers. Restructured loans are not returned to performing status until the obligation has performed for a reasonable period of time, its ultimate collectibility is no longer in doubt and is at a market rate of interest.

     Restructured loans totalled $5.6 million and $2.0 million at December 31, 1995 and 1994, respectively. Interest rate modifications typically do not exceed one year. The weighted average interest rate on restructured loans as of December 31, 1995 was 7.00%. Interest income that would have been recognized in 1995 if restructured loans had been performing in accordance with their original terms was $410,000. The actual amount of interest on these loans that was recognized in interest income in 1995 was $340,000.

     Other Real Estate Owned. Andover's other real estate owned has remained at rather high levels after rising significantly in 1990 and 1991 due to the deterioration in the New England real estate market and economy. A valuation allowance was established in 1991 and represents management's evaluation of collectibility, prior loss experience, selling costs and quality of the properties included in other real estate owned.

     The following table shows the composition of other real estate owned at December 31:

                                                          1995        1994         1993       1992       1991
                                                          ----        ----         ----       ----       ----
                                                                             (IN THOUSANDS)
Residential real estate................................  $1,131      $1,245      $ 1,522    $ 2,784    $ 3,900
Commercial real estate.................................     572       3,484        5,374      7,954      8,757
Multi-family real estate...............................   1,820       2,405        3,914      9,537     11,499
Construction and land..................................   1,048       2,377        3,396      5,866      6,776
                                                         ------      ------      -------    -------    -------
                                                          4,571       9,511       14,206     26,141     30,932
Valuation allowance....................................    (413)       (715)      (1,086)    (1,700)    (2,000)
                                                         ------      ------      -------    -------     ------
     Total other real estate owned.....................  $4,158      $8,796      $13,120    $24,441    $28,932
                                                         ======      ======      =======    =======    =======

     Substantive repossessions, for which the Bank had not completed legal transfer of ownership, included in the above table, totalled $384,000 and $2.3 million at December 31, 1995 and 1994, respectively. All other real estate owned is carried at the lower of the carrying value of the loan or the estimated net fair value of the property constructively or actually received. Initial writedowns to net fair value are charged to the allowance for loan losses and totalled $1.7 million in 1995, $2.8 million in 1994 and $1.1 million in 1993. Subsequent provisions for losses due to the deterioration in real estate values are charged to real estate operations and totalled $750,000 in 1995, $1.4 million in 1994 and $1.9 million in 1993. Gains of $582,000, $1.4 million and $128,000 were recognized on sales of $8.0 million, $10.1 million and $12.9 million in other real estate owned in 1995, 1994 and 1993, respectively. Of the properties included in other real estate owned at December 31, 1995, Andover had outstanding purchase and sales agreements or firm offers of $1.2 million on properties with a carrying value approximating that amount. There is no assurance such sales will be consummated.

foreclosures are likely to occur in 1996 resulting in additional foreclosure and related operating expenses. The impact of existing non-performing assets on future interest income will be largely dependent upon converting these assets to earning status, either through a return to performing status or through foreclosure and subsequent disposition of the property, which remain somewhat limited in the current real estate market. It is expected that the level of foreclosures and related expenses will continue to adversely impact earnings in 1996.

     There are no binding commitments for capital expenditures on other real estate owned at December 31, 1995. See Item 1, "Business -- Risk Elements."

     Allowance for Loan Losses. The following table summarizes the activity in Andover's allowance for loan losses during the five years ended December 31:

                                                         1995        1994          1993       1992      1991
                                                         ----        ----          ----       ----      ----
                                                                             (IN THOUSANDS)
Balance at beginning of year..........................  $12,343     $13,392      $16,054    $22,573   $ 13,260
Balance of Acquired Institution.......................       --       1,715           --         --         --
Provision.............................................    1,295          --           --        750     33,250

Charge-offs:
     Residential real estate..........................   (1,501)     (1,271)        (610)    (1,027)    (1,506)
     Commercial real estate...........................     (867)     (1,614)      (1,541)    (4,267)   (14,804)
     Construction and land............................      (57)        (41)          --     (1,168)      (783)
     Commercial.......................................     (171)       (194)        (814)    (2,132)    (7,022)
     Consumer.........................................     (171)       (149)        (121)      (169)      (504)
                                                        -------     -------      -------    -------   --------
     Total charge-offs................................   (2,767)     (3,269)      (3,086)    (8,763)   (24,619)
                                                        -------     -------      -------    -------   --------

Recoveries:
     Residential real estate..........................      120           4           32        249         47
     Commercial real estate...........................      183         141          130        454        433
     Construction and land............................        2          57           --         69         --
     Commercial.......................................      461         280          232        610        176
     Consumer.........................................       28          23           30        112         26
                                                        -------     -------      -------    -------   --------
     Total recoveries.................................      794         505          424      1,494        682
                                                        -------     -------      -------    -------   --------

Net charge-offs.......................................   (1,973)     (2,764)      (2,662)    (7,269)   (23,937)
                                                        -------     -------      -------    -------   --------

Balance at end of year................................  $11,665     $12,343      $13,392    $16,054   $ 22,573
                                                        =======     =======      =======    =======   ========
Ratio of net charge-offs to average loans
  outstanding.........................................     0.29%       0.48%        0.61%      1.76%      5.33%

     Net charge-offs totalled $2.0 million in 1995, $2.8 million in 1994, and $2.7 million in 1993. The ratio of net charge-offs to average loans, however, has continued its steady decline from the levels experienced in 1991 and total only 0.29% for 1995.

     The allowance for loan losses as a percentage of total loans decreased to 1.5% at December 31, 1995, from 1.9% and 2.9% at December 31, 1994 and 1993, respectively. Management analyzes the adequacy of the allowance for loan losses at least quarterly. See "Results of Operations -- Provision for Loan Losses." Management measures the adequacy of its allowance for loan losses by assigning loans into risk categories based on a loan classification system modelled after the bank regulatory classification system. While management believes that its allowance for loan losses is adequate to cover potential losses, there are uncertainties regarding future events, particularly in the currently weakened New England real estate market and economy. Further deterioration in the real estate market or economy may result in additional nonaccruing loans, charge-offs and a need for provisions for loan losses to maintain an adequate allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Allocation of the allowance for loan losses to the various categories of the portfolio is also made periodically, based on management's judgment in weighing various factors, including the quality of specific loans, the level of nonaccruing loans in the various categories, current economic conditions, trends in delinquencies and prior charge-offs, and the collateral value of the underlying security. Because the allowance for loan losses is based on various estimates, including loan collectibility and real estate values, and includes a high degree of judgment, subsequent changes in the general economic prospects of the borrowers may require changes in those estimates.

     The Banks monitor the loan portfolio and related allowance through the use of "account plans" prepared for nonaccruing loans, other real estate owned and other loans identified by management as needing closer monitoring. The "account plans" are prepared for loans which have been assigned adverse credit risk ratings and have been considered in determining the appropriate level of allowance for loan losses. The largest exposure to a single borrower included in non-performing loans at December 31, 1995, was 13 loans totalling approximately $1.5 million, consisting primarily of multi-family real estate.

     The changes in the allowance allocated to each category of loan directly corresponds to the level of nonaccrual loans and adversely classified loans. Those levels have a direct correlation to the level of deterioration in the New England real estate market and economy. Andover historically has experienced minimal losses in its residential mortgage loan portfolio and, therefore, allocations applicable to this portfolio are lower.

     The following table summarizes the allocation of the allowance for loan losses at December 31:

                                 1995                1994                  1993                  1992                  1991
                         ------------------- --------------------  --------------------   -------------------- --------------------
                                     LOAN                 LOAN                  LOAN                  LOAN                  LOAN
                                   CATEGORY             CATEGORY              CATEGORY              CATEGORY             CATEGORY
                                   AS A % OF            AS A % OF             AS A % OF             AS A % OF            AS A % OF
                                     TOTAL                TOTAL                 TOTAL                 TOTAL                 TOTAL
                          AMOUNT     LOAN      AMOUNT     LOAN       AMOUNT     LOAN      AMOUNT      LOAN       AMOUNT     LOAN
     LOAN CATEGORY       ALLOCATED PORTFOLIO  ALLOCATED  PORTFOLIO  ALLOCATED PORTFOLIO   ALLOCATED  PORTFOLIO ALLOCATED PORTFOLIO
     -------------       --------- ---------  --------- ----------  --------- ---------   ---------  --------- --------- ---------
                                                                 (IN THOUSANDS)
Real Estate:
  Residential .......... $ 1,794        73%   $ 1,855          70%  $   975        65%     $ 1,012       60%     $ 1,476       46%
  Commercial ...........   7,381        16      7,633          17     6,108        19        7,432       20       12,152       25
  Construction and land      549         2        971           3       791         3          727        3        2,483        6
                         -------   -------    -------     -------   -------   -------      -------  -------      -------  -------
       Total real estate   9,724        91     10,459          90     7,874        87        9,171       83       16,111       77
Consumer ...............     344         7        478           8       388        10          452       12          823       15
Commercial .............   1,201         2      1,113           2     1,455         3        1,644        5        4,810        8
Unallocated ............     396      --          293        --       3,675      --          4,787     --            829     --
                         -------   -------    -------     -------   -------   -------      -------  -------      -------  -------

       Totals .......... $11,665       100%   $12,343         100%  $13,392       100%     $16,054      100%     $22,573      100%
                         =======   =======    =======     =======   =======   =======      =======  =======      =======  =======

     Notwithstanding the foregoing allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

     As of December 31, 1995, Andover's investment portfolio totalled $285.2 million, a decrease of 19.1% from $352.7 millon at year-end 1994. A large part of the decrease in the investment portfolio was due to the sale of $27.4 million in investments available for sale with the proceeds used to fund a residential whole loan purchase in the fourth quarter of 1995. The Company manages the investment portfolio in accordance with the investment policy adopted by the Board of Directors. The primary objectives are to provide interest and dividend income, to ensure adequate liquidity and achieve an acceptable asset/liability gap position.

     The primary component of the total investment portfolio is mortgage-backed securities, which accounted for 68% of total investments at December 31, 1995. The remaining portion of the total investment portfolio consists of U.S. government and federal agency obligations, and other investment grade securities. Substantially all of the mortgage-backed security portfolio as of December 31, 1995, represent undivided interests in pools of mortgages which have been formed into pass-through securities and sold to investors by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Securities issued by GNMA, a wholly-owned U.S. government corporation, are fully guaranteed as to the timely payment of principal and interest. Securities issued by FHLMC and FNMA, government sponsored corporations, carry each corporation's guarantee as to the timely payment of interest and the ultimate payment of principal. Cash flows from the underlying mortgages of all mortgage-backed securities are passed through to Andover in the form of monthly payments of interest, scheduled principal amortization, and prepayments of mortgage balances. These securities, therefore, have unpredictable cash flows.

     At December 31, 1995, the investment portfolio had $1.6 million in collateralized mortgage obligations ("CMO's"), a decline of $13.1 million from last year. The underlying collateral of these CMO's consists of residential mortgages and these derivative securities are not considered "high-risk" as defined by the regulatory agencies.

     Included in federal agency obligations at December 31, 1995 were $4.5 million in "step-up" bonds issued by the Federal Home Loan Bank and FHLMC. These bonds have guaranteed interest rate increases and are callable at par.

     The approximate market value of adjustable rate bonds and mortgage-backed securities included in the investment portfolio totalled $6.0 million and $45.3 million, respectively, at December 31, 1995.

     Debt securities are classified as held to maturity only when there is positive intent and ability to hold them to maturity. Such securities are recorded at amortized cost. Trading securities are debt and equity securities held principally for the purpose of selling in the near term. The Company does not have any securities designated as trading securities. Such securities are recorded at fair value, with unrealized gains and losses recorded in earnings. Investments available for sale are any debt or equity security not classified as either held to maturity or trading securities.

     Investments available for sale are recorded at their fair value with changes in fair value recorded as a separate component of stockholders' equity, net of the related income taxes. Upon the adoption of SFAS 115, the Company transferred $149.3 million of various securities into investments available for sale. The net unrealized gain on the investments available for sale included in stockholders' equity, net of applicable income taxes, was $1.9 million at December 31, 1993. Under the provision of the FASB's Special Report, "A Guide to Implementation of SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers," the Company reclassified certain investments with an amortized cost of $51.2 million and a net unrealized gain of $771,000 from held to maturity to available for sale in December of 1995.

     During 1995, there was a decline in market interest rates. This caused a change in the unrealized gain of approximately $22.0 million in the investment portfolio from a net unrealized loss of $19.2 as of December 31, 1994 to a net unrealized gain of $2.8 million as of December 31, 1995. The changes in interest rates and their impact on the unrealized gain or loss in the investment portfolio is not a material factor in the Company's overall investment strategy. This is largely due to the fact that neither the changes nor their impact can be controlled and the Company seeks a way to diversify the asset mix, earn an adequate spread and allow for liquidity. Additionally, investment purchases are often match funded by long-term advances in order to achieve a consistent spread on the investment.

     See Notes 1, 2 and 3 to the "Consolidated Financial Statements" for further information.

     The following table sets forth information regarding the carrying values of the investment portfolio at December 31:

                                                        1995         1994         1993
                                                        ----         ----         ----
                                                                (IN THOUSANDS)
SHORT-TERM INVESTMENTS ..........................     $  9,000     $  5,200     $   --
                                                      ========     ========     ========

INVESTMENTS AVAILABLE FOR SALE (AT MARKET):
U.S. government and federal agency obligations ..     $ 52,490     $ 52,523     $ 54,421
Other bonds and obligations .....................       14,382       11,496       17,832
                                                      --------     --------     --------
    Total bonds and obligations .................       66,872       64,019       72,253
                                                      --------     --------     --------

GNMA mortgage-backed securities .................       37,195       38,711       44,501
FHLMC participation certificates ................        4,420        7,771       10,051
Collateralized mortgage obligations .............          482       12,948       25,495
                                                      --------     --------     --------
    Total mortgage-backed securities ............       42,097       59,430       80,047
                                                      --------     --------     --------
    Total investments available for sale ........     $108,969     $123,449     $152,300
                                                      ========     ========     ========

INVESTMENTS HELD TO MATURITY (AT AMORTIZED COST):
U.S. government and federal agency obligations ..     $  1,500     $ 16,259     $   --
Other bonds and obligations .....................       12,758       24,349        4,106
                                                      --------     --------     --------
      Total bonds and obligations ...............       14,258       40,608        4,106
                                                      --------     --------     --------

FHLMC participation certificates ................       78,649       88,080       96,497
FNMA pass-through certificates ..................       67,375       86,920       41,064
GNMA mortgage-backed securities .................        4,458        4,939         --
Other asset-backed securities ...................        1,407        1,737        1,002
Collateralized mortgage obligations .............        1,116        1,752         --
                                                      --------     --------     --------
      Total mortgage-backed securities ..........      153,005      183,428      138,563
                                                      --------     --------     --------
      Total investments held to maturity ........     $167,263     $224,036     $142,669
                                                      ========     ========     ========

      Total investments .........................     $285,232     $352,685     $294,969
                                                      ========     ========     ========

     The following table presents an analysis of the maturity distribution and average yields of investments available for sale and held to maturity at December 31, 1995. Mortgage-backed securities are shown in the periods corresponding to scheduled principal amortization computed based on their weighted average maturities and weighted average rates without regard to prepayments.

                                                                LENGTH OF TIME TO MATURITY
                                    ----------------------------------------------------------------------------------
                                                         AFTER ONE     AFTER FIVE
                                                         YEAR BUT       YEARS BUT
                                         WITHIN           WITHIN         WITHIN              AFTER
                                        ONE YEAR        FIVE YEARS      TEN YEARS          TEN YEARS         TOTAL
                                    ---------------  ---------------  -------------     --------------   -------------
                                    AMOUNT    YIELD  AMOUNT    YIELD  AMOUNT  YIELD     AMOUNT   YIELD   AMOUNT  YIELD
                                    ------    -----  ------    -----  ------  -----     ------   -----   ------  -----
                                                                      (IN THOUSANDS)
Investments available for sale:
   Total bonds and obligations.    $16,615    5.89%  $49,660   5.88%  $    --  .--%    $   597  10.68% $ 66,872  5.92%
   Total mortgage-backed
     securities..............          913    6.89     2,937   6.61     4,577  6.62     33,670   6.66    42,097  6.66
                                   -------           -------          -------          -------         --------
       Total investments
         available for sale....    $17,528    5.94%  $52,597   5.92%  $ 4,577  6.62%   $34,267   6.73% $108,969  6.21%
                                   =======    ====   =======   ====   =======  ====    =======   ====  ========  ====
Investments held to maturity:
   Total bonds and obligations     $ 4,520    5.76%  $ 8,704   6.30%  $ 1,034  8.15%   $    --    .--% $ 14,258  6.26%
   Total mortgage-backed
      securities...............     13,227    6.61    49,959   6.60    30,901  7.07     58,918   7.45   153,005  7.03
                                   -------           -------          -------          -------         --------
        Total investments held
          to maturity..........    $17,747    6.39%  $58,663   6.56%  $31,935  7.10%   $58,918   7.45% $167,263  6.96%
                                   =======    ====   =======   ====   =======  ====    =======   ====  ========  ====

     The following table presents unrealized gains and losses by major categories of securities as of December 31, 1995. At that date, Andover's net unrealized gains on investments held to maturity amounted to $2.5 million. The unrealized gains of $326,000 on investments available for sale is included in stockholders' equity, net of applicable income taxes at December 31, 1995.

                                                                                          UNREALIZED     UNREALIZED
                                                                                             GAINS         LOSSES
                                                                                          ----------     ----------
                                                                                                (IN THOUSANDS)
INVESTMENTS AVAILABLE FOR SALE:

U.S. government and federal agency obligations...........................................   $  329         $(284)
Other bonds and obligations..............................................................      249           (26)
Mortgage-backed securities...............................................................      307          (249)
                                                                                            ------         -----
   Total investments available for sale..................................................      885          (559)
                                                                                            ------         -----

INVESTMENTS HELD TO MATURITY:

U.S. government and federal agency obligations...........................................   $   --         $  (1)
Other bonds and obligations..............................................................      180           (29)
Mortgage-backed securities...............................................................    2,537          (189)
                                                                                            ------         -----
     Total investments held to maturity..................................................   $2,717         $(219)
                                                                                            ======         =====

     Total unrealized gains and losses...................................................   $3,602         $(778)
                                                                                            ======         =====

DEPOSITS

    Total deposits increased $15.3 million during 1995 to $743.2 million as of December 31, 1995. In the current interest rate environment, depositors continue to shift from core deposit accounts into higher paying term deposits. That shift is best evidenced by the percentage of total deposits held on certificates: from 43% as of December 31, 1993 to 57% as of December 31, 1995. Total deposits increased $169.1 million during 1994 to $727.9 million as of December 31, 1994, primarily due to the acquisition of Community's $114.2 million in deposits. Additionally, the increasing interest rates in 1994 enabled the Bank to aggressively market its deposit products and successfully increase its time certificate balances. See Note 9 to the "Consolidated Financial Statements" for further information.

     The following table reflects the balance of deposit accounts of Andover at each date indicated and the weighted average interest rates at December 31:

                                        1995                         1994                          1993
                            ---------------------------  -----------------------------  ----------------------------
                                               WEIGHTED                       WEIGHTED                      WEIGHTED
                                       PERCENT  AVERAGE             PERCENT   AVERAGE              PERCENT   AVERAGE
                                         OF    INTEREST               OF      INTEREST               OF     INTEREST
                              AMOUNT    TOTAL    RATE      AMOUNT    TOTAL      RATE      AMOUNT    TOTAL     RATE
                              ------    -----    ----      ------    -----      ----      ------    -----     ----
                                                               (IN THOUSANDS)
Demand deposit accounts...  $ 54,516     7.3%     --%    $ 45,968     6.3%       --%    $ 58,323    10.4%       --%
NOW accounts..............    67,275     9.1    1.00       65,882     9.0      1.19       57,616    10.3      1.20
Regular savings accounts..    68,052     9.2    2.20       76,571    10.5      2.14       61,919    11.1      2.00
Money market
  deposit accounts........   130,437    17.5    2.90      143,203    19.7      2.50      140,801    25.2      2.18
Variable rate certificates    13,279     1.8    5.64       17,185     2.4      6.28       14,657     2.6      3.64
Fixed rate certificates...   409,646    55.1    5.86      379,049    52.1      5.14      225,457    40.4      4.45
                            --------   -----             --------   -----               --------   -----
  Total deposits..........  $743,205   100.0%   4.13%    $727,858   100.0%     3.65%    $558,773   100.0%     2.79%
                            ========   =====    ====     ========   =====      ====     ========   =====      ====

     Deposits are derived from customers who work or reside in the Company's market area and surrounding communities, and from businesses located in that area. There were no brokered deposits at December 31, 1995, 1994 and 1993.

     The following table presents Andover's outstanding time certificates in denominations of $100,000 and over, with remaining maturities at December 31:

                        REMAINING TERM TO MATURITY                       1995           1994             1993
                        --------------------------                       ----           ----             ----
                                                                                   (IN THOUSANDS)
          Three months or less.......................................  $ 9,801         $ 3,512         $ 3,912
          Three to six months........................................    7,812           4,268           3,455
          Six to twelve months.......................................   18,520           9,564          12,944
          Over twelve months.........................................   16,885          28,330          10,245
                                                                       -------         -------         -------
                                                                       $53,018         $45,674         $30,556
                                                                       =======         =======         =======

ASSET AND LIABILITY MANAGEMENT

     The policies and procedures for managing both on and off balance sheet activities are established by Andover's asset/liability management committee
(ALCO). The Board of Directors reviews and approves the ALCO policy annually and monitors related activities on an ongoing basis. The main objective is to provide a steady and, to the degree possible, increasing net interest margin, even during periods of volatile market interest rates.

     The critical day-to-day roles of the ALCO are implemented by two committees: the risk management committee and the rate management committee. The former's primary responsibility is to monitor and assess risk, develop strategies and tactics to deal with various risk factors and to monitor the implementation of agreed upon tactics. The rate management committee is primarily responsible for setting deposit interest rates and is involved in other banking product pricing issues.

     During 1994, the Bank was able to aggressively promote and attract additional deposit balances in light of the increasing interest rate environment. As deposit rates continued to increase in 1995, the Banks continued to attract term certificate balances as depositors shifted their funds out of core deposits into alternative products. During the past several years, the Bank continued to rely on borrowed funds as an alternative source of funds to grow interest earning assets.

     During 1995, the Company continued to follow its past practice of selling, while retaining the servicing rights, certain fixed-rate residential mortgage loans which were, for the most part, converted prior to sale to mortgage-backed securities. In conjunction with the mortgage selling (secondary market) activity, the Bank uses forward contracts in order to reduce exposure to interest rate risk. The amount of forward coverage of the "pipeline" of mortgages is set on a day-to-day basis by a line manager, within policy guidelines, based on the Company's assessment of the general direction of interest rates and the levels of mortgage origination activity. See Note 18 to the "Consolidated Financial Statements."

     The Company's gap analysis, which involves comparing the difference between assets and liabilities that mature or reprice during a given period of time, is one measurement of its sensitivity to interest rate fluctuations. These differences are a primary component of the risk to net interest income. The following table illustrates the Company's gap position at December 31, 1995.

                                                                                    AT DECEMBER 31, 1995
                                             -----------------------------------------------------------------------------------
                                                1-180       181-365           1-3           3-5               5+
                                                 DAYS         DAYS            YEARS        YEARS            YEARS       TOTAL
                                                 ----         ----            -----        -----            -----       -----
                                                                               (IN THOUSANDS)
Interest sensitive assets:
  Short-term investments ................... $    9,000   $     --         $     --      $     --         $     --    $    9,000
  Assets held for sale .....................      5,162         --               --            --               --         5,162
  Investments available for sale ...........     44,621       35,081           28,281           763              223     108,969
  Investments held to maturity .............     15,420       12,110           42,560        30,413           66,760     167,263
  Stock in FHLB of Boston ..................     13,171         --               --            --               --        13,171
  Adjustable-rate loans ....................    231,105      145,667           90,596        35,841           23,101     526,310
  Fixed-rate loans .........................     23,726       22,494           73,537        50,816           71,715     242,288
                                             ----------   ----------       ----------    ----------       ----------  ----------
    Total interest sensitive assets ........    342,205      215,352          234,974       117,833          161,799   1,072,163

Interest sensitive liabilities:
  Money market deposit accounts ............     32,026       30,227           30,648        16,827           20,709     130,437
  Certificates of deposit ..................    138,310      141,959          124,924        17,732             --       422,925
  Other deposits ...........................     21,254       19,683           36,419        22,504           35,467     135,327
  Borrowed funds ...........................    117,271       24,235          115,402        15,123              595     272,626
                                             ----------   ----------       ----------    ----------       ----------  ----------
      Total interest sensitive liabilities .    308,861      216,104          307,393        72,186           56,771     961,315
                                             ----------   ----------       ----------    ----------       ----------  ----------

Net interest rate sensitivity gap .......... $   33,344   $     (752)      $  (72,419)   $   45,647       $  105,028  $  110,848
                                             ==========   ==========       ==========    ==========       ==========  ==========

Cumulative net interest rate
  sensitivity gap .......................... $   33,344   $   32,592       $  (39,827)   $    5,820       $  110,848
                                             ==========   ==========       ==========    ==========       ==========

Cumulative net interest rate
  sensitivity gap as a percentage of
  total assets .............................        3.0%         2.9%            (3.6)%         0.5%            10.0%

AT DECEMBER 31, 1994:

Cumulative net interest rate
  sensitivity gap .......................... $    4,074   $   44,164       $  (44,008)   $  (52,808)      $   79,522
                                             ==========   ===========      ==========    ==========       ==========

Cumulative net interest rate
  sensitivity gap as a percentage of
  total assets .............................        0.4%         4.2%            (4.2)%        (5.0)%            7.5%

     The balance of interest-sensitive asset and liability accounts has been allocated among the various periods using common industry techniques. For example, fixed-rate mortgage loans are shown in the table in the time period corresponding to scheduled principal amortization and anticipated prepayments based on their respective weighted average maturities, weighted average rates and annual conditional prepayment rates at December 31, 1995 that vary from 13.5% - 16.5% as compared with 7.5% - 9.5% at December 31, 1994. Adjustable-rate loans, securities, certificates of deposit and borrowed funds are allocated to the period in which the rates could be next adjusted or final contractual maturity on fixed rate instruments. Mortgage-backed securities were allocated using weighted average maturities, weighted average coupons and annual conditional prepayment rates of 4.8% - 48.5% at December 31, 1995, versus 3.6% - 12.4% at December 31, 1994.

     Although a substantial portion of regular savings and NOW accounts are considered "core deposits" by management and, therefore, relatively insensitive to interest rates, and despite the fact that any future changes to the interest rates paid on these accounts is at the sole discretion of management; based upon the Company's assessment of current market conditions, such accounts have been included in the "Other Deposits" category and have been allocated between each time period in recognition of the lagged variable rate feature. The amounts for 1994 have been adjusted based on an updated assessment of the rate sensitivity of core deposits and is consistent with 1995. The interest rate sensitivity of the Company's assets and liabilities illustrated in the above table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

     The following table reflects the scheduled maturities of selected loans at December 31, 1995:

                                                                  ONE               OVER
                                            LESS THAN            THROUGH            FIVE
                                            ONE YEAR           FIVE YEARS           YEARS            TOTAL
                                            --------           ----------           -----            -----
                                                                       (IN THOUSANDS)
Construction and land loans...............   $ 4,017             $ 8,496            $5,625          $18,138
Commercial loans..........................     9,724               8,064             1,362           19,150
                                             -------             -------            ------          -------
                                             $13,741             $16,560            $6,987          $37,288
                                             =======             =======            ======          =======

     Of the loans maturing after one year, $951,000, or 4.0%, have fixed rates and $22.6 million, or 96.0%, have floating or adjustable rates.

LIQUIDITY

     The Company's primary source of funds is dividends from its bank subsidiaries. Andover Bank reinstated the payment of a dividend to the Company during 1994. Dividends from the Bank to the Company totalled $1.5 million in 1995 and $3.5 million in 1994. ABNH will be severely limited in its ability to pay dividends during its initial years of operation. The Company made payments of dividends to stockholders in the amount of $1.9 million, $1.7 million and $619,000, respectively, for the years ended December 31, 1995, 1994 and 1993.

     The goal of the Company's liquidity management process is to assess funding requirements so as to efficiently meet the cash needs of borrowers and depositors, while also providing funds for attractive investment opportunities.

     The Banks have a diverse base of funding. Sources of liquidity include maturation, amortization and prepayment of the investment and loan portfolios. Another source of liquidity is funds purchased from other banks, the sale of securities under repurchase agreements and borrowings from the FHLB, of which Andover Bank is a voluntary member. The Banks may also obtain funds from the Federal Reserve Bank of Boston by pledging certain assets.

     At December 31, 1995, the Company had home equity, reserve credit and commercial unused lines of credit totalling $76.6 million. Outstanding commitments to originate real estate loans totalled $15.4 million. Unadvanced portions of real estate loans amounted to $9.9 million. Standby letters of credit were $557,000. Loans sold with recourse totalled $5.9 million. Management believes that its sources of liquidity are sufficient to meet these commitments if and as called upon. See Note 18 to the "Consolidated Financial Statements."

     Cash flows provided by operating activities decreased by $24.9 million to $14.5 million at December 31, 1995 and increased by $16.6 million to $39.3 million at December 31, 1994. The change in both years was primarily due to an increase or decrease in assets held for sale. Cash flows from investing activities decreased by $95.8 million from 1994 to 1995 and increased $62.0 million from 1993 to 1994. The decrease in 1995 was due to fewer purchases of investments held to maturity. The increase in 1994 was due to an increase in total loans combined with slower prepayment experience of the mortgage-backed securities. Cash flows provided by financing activities decreased $72.3 million from 1994 to 1995, primarily due to a smaller increase in total deposits and higher repayments on FHLB advances. Cash flows provided by financing activities increased $69.5 million from 1993 to 1994, primarily due to the issuance of $345.1 million of notes payable during 1994 combined with an increase in total deposits.

CAPITAL RESOURCES

     At December 31, 1995, the Company reported total capital of $85.2 million, or 7.7% of total assets as compared to $72.5 million, or 6.9% at December 31, 1994. The Company and the Banks continue to maintain capital ratios in excess of all applicable regulatory minimums.

     The capital position of banks and bank holding companies are regulated by various Federal and State agencies. The following table presents regulatory capital ratios under current regulatory and risk-based capital requirements as of December 31, 1995:

                                                                                        RISK BASED CAPITAL RATIO
                                                                                        ------------------------
                                                                     LEVERAGE RATIO        TIER 1           TOTAL
                                                                     --------------        ------           -----
     Andover Bancorp..............................................         7.8%             13.6%           14.9%
     Andover Bank.................................................         7.3              12.9            14.1
     Andover Bank NH..............................................        55.2              69.0            69.8

     Current minimum regulatory requirements as of December 31, 1995 were 4.0% for the leverage ratio and 4.0% and 8.0%, respectively for the tier 1 and total risk based capital ratios. Under the FDIC's prompt corrective action regulations promulgated pursuant to the FDIC Improvement Act of 1991, the Banks have sufficient capital to be considered "well-capitalized". Therefore, the Banks are entitled to pay the lowest deposit premium possible.

IMPACT OF INFLATION

     The Consolidated Financial Statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of Andover is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                     PAGE
                                                                                                     ----
Independent Auditors' Report........................................................................   33

Consolidated Balance Sheets as of December 31, 1995 and 1994........................................   34

Consolidated Statements of Operations for each of the years ended
   December 31, 1995, 1994 and 1993.................................................................   35

Consolidated Statements of Changes in Stockholders' Equity for each of the
   years ended December 31, 1995, 1994 and 1993.....................................................   36

Consolidated Statements of Cash Flows for each of the years ended
   December 31, 1995, 1994 and 1993................................................................. 37-38

Notes to Consolidated Financial Statements.......................................................... 39-61

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
  ANDOVER BANCORP, INC.:

     We have audited the accompanying consolidated balance sheets of Andover Bancorp, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Andover Bancorp, Inc. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                            /s/ KPMG Peat Marwick LLP

Boston, Massachusetts
January 18, 1996

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1995 and 1994

                                                                                               1995            1994
                                                                                               ----            ----
                                                                                                   (IN THOUSANDS)
                                                   ASSETS
Cash and due from banks (note 18) ....................................................     $    19,236      $    18,182
Short-term investments (note 3) ......................................................           9,000            5,200
                                                                                           -----------      -----------
  Cash and cash equivalents ..........................................................          28,236           23,382
                                                                                           -----------      -----------
Assets held for sale (market value $5,163 in 1995 and $2,507 in 1994) (note 2)  ......           5,162            2,507
Investments available for sale (amortized cost of $108,643 in 1995
  and $130,011 in 1994) (note 3) .....................................................         108,969          123,449
Investments held to maturity (market value $169,761 in 1995 and
  $211,388 in 1994) (notes 3, 10 and 11) .............................................         167,263          224,036
Loans (notes 4 and 11) ...............................................................         768,598          645,037
Allowance for loan losses (note 4) ...................................................         (11,665)         (12,343)
                                                                                           -----------      -----------
     Net loans .......................................................................         756,933          632,694
                                                                                           -----------      -----------
Other real estate owned, net (note 6) ................................................           4,158            8,796
Premises and equipment, net (note 7) .................................................           9,537            9,814
Accrued interest receivable ..........................................................           7,164            6,947
Stock in FHLB of Boston, at cost (notes 8 and 11) ....................................          13,171           12,368
Deferred income taxes receivable (note 12) ...........................................             830            6,302
Mortgage servicing assets (note 5) ...................................................           6,609            3,752
Other assets .........................................................................           2,815            4,625
                                                                                           -----------      -----------
         Total assets ................................................................     $ 1,110,847      $ 1,058,672
                                                                                           ===========      ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Deposits (note 9) ...............................................................     $   743,205      $   727,858
     Securities sold under agreements to repurchase (note 10) ........................           9,212            4,000
     Federal Home Loan Bank advances (note 11) .......................................         263,414          247,185
     Mortgagors' escrow accounts .....................................................           3,526            2,243
     Income taxes payable (note 12) ..................................................           1,389              480
     Accrued expenses and other liabilities ..........................................           4,936            4,384
                                                                                           -----------      -----------
          Total liabilities ..........................................................       1,025,682          986,150
                                                                                           -----------      -----------
Commitments and contingencies (notes 7 and 18)
Stockholders' equity (notes 13, 15 and 19):
     Serial preferred stock, $0.10 par value;
        3,000,000 shares authorized, none issued .....................................            --               --
     Common stock, $0.10 par value; 15,000,000 shares authorized;
        5,154,968 and 5,126,088 shares issued in 1995 and 1994, respectively .........             515              513
     Additional paid-in capital ......................................................          71,515           71,172
     Retained earnings ...............................................................          26,183           18,701
     Treasury stock, at cost (917,997 shares) ........................................         (13,247)         (13,247)
     Unrealized gains (losses) on investments available for sale, net (notes 3 and 12)             199           (4,617)
                                                                                           -----------      -----------
          Total stockholders' equity .................................................          85,165           72,522
                                                                                           -----------      -----------
          Total liabilities and stockholders' equity .................................     $ 1,110,847      $ 1,058,672
                                                                                           ===========      ===========

The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years Ended December 31, 1995, 1994 and 1993

                                                                 1995          1994          1993
                                                                 ----          ----          ----
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest and dividend income:
   Loans .................................................     $ 53,876      $ 41,316      $ 31,959
   Mortgage-backed securities ............................       15,375        15,656        15,043
   Investment securities .................................        6,039         5,529         4,416
   Dividends on equity securities (note 8) ...............          970           877           870
   Short-term investments ................................          626           207           243
                                                               --------      --------      --------
      Total interest and dividend income .................       76,886        63,585        52,531
                                                               --------      --------      --------
Interest expense:
   Deposits (note 9) .....................................       29,246        21,374        16,352
   Federal Home Loan Bank advances .......................       14,409        10,958         9,163
   Securities sold under agreements to repurchase ........          897         1,089           519
                                                               --------      --------      --------
      Total interest expense .............................       44,552        33,421        26,034
                                                               --------      --------      --------

      Net interest and dividend income ...................       32,334        30,164        26,497

Provision for loan losses (note 4) .......................        1,295          --            --
                                                               --------      --------      --------
      Net interest and dividend income after provision
         for loan losses .................................       31,039        30,164        26,497
                                                               --------      --------      --------
Non-interest income (loss):
   Net gains (losses) from sales and redemptions of assets
      held for sale (note 2) .............................           55          (470)          151
   Net gains from sales and redemptions
      of investment securities (note 3) ..................            3          --             241
   Net gains from sales and redemptions of
      mortgage-backed securities (note 3) ................         --            --               4
   Net gains from sales and redemptions
      of investments available for sale (note 3) .........          269           236          --
   Losses on real estate operations, net (note 6) ........       (2,003)       (2,617)       (4,547)
   Mortgage banking income ...............................        2,371         1,442           648
   Other income (note 14) ................................        3,098         2,597         2,237
                                                               --------      --------      --------
      Total non-interest income (loss) ...................        3,793         1,188        (1,266)
                                                               --------      --------      --------
Non-interest expense:
   Salaries and employee benefits (note 15) ..............        9,623         9,045         7,432
   Office occupancy and equipment (note 7) ...............        2,338         2,181         1,895
   Data processing .......................................        1,201           966           887
   Mortgage banking expense ..............................          913           415           454
   Deposit insurance premiums ............................          892         1,611         1,475
   Marketing .............................................          847           677           738
   Professional fees .....................................          681           648           660
   Merger expense (note 19) ..............................        1,000          --            --
   Other operating expense ...............................        2,365         1,985         1,683
                                                               --------      --------      --------
      Total non-interest expense .........................       19,860        17,528        15,224
                                                               --------      --------      --------

      Income before income tax expense ...................       14,972        13,824        10,007
Income tax expense (note 12) .............................        5,634         4,781         2,449
                                                               --------      --------      --------
      Net income .........................................     $  9,338      $  9,043      $  7,558
                                                               ========      ========      ========

Average number of common shares outstanding ..............        4,214         4,179         4,118

Net income per share .....................................     $   2.22      $   2.16      $   1.84
                                                               ========      ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 1995, 1994 and 1993

                                                                                                UNREALIZED
                                                                                                  GAINS
                                                                                               (LOSSES) ON      TOTAL
                                                        ADDITIONAL                             INVESTMENTS      STOCK-
                                            COMMON       PAID-IN     RETAINED      TREASURY     AVAILABLE      HOLDERS'
                                             STOCK       CAPITAL     EARNINGS       STOCK      FOR SALE (1)     EQUITY
                                           --------     ----------   --------      --------    -----------     --------
                                                                         (IN THOUSANDS)
Balance at December 31, 1992 .........     $    502     $ 70,067     $  4,396      $(13,247)     $   --        $ 61,718

   Net income ........................         --           --          7,558          --            --           7,558
   Dividends declared and paid
     ($0.15 per share) ...............         --           --           (619)         --            --            (619)
   Stock options exercised (note 15)..            5          303         --            --            --             308
   Change in unrealized gains
      (losses) on investments
      available for sale (note 3) ....         --           --           --            --           1,920         1,920
                                           --------     --------     --------      --------      --------      --------
Balance at December 31, 1993 .........          507       70,370       11,335       (13,247)        1,920        70,885

   Net income ........................         --           --          9,043          --            --           9,043
   Dividends declared and paid
     ($0.40 per share) ...............         --           --         (1,677)         --            --          (1,677)
   Stock options exercised (note 15)..            6          802         --            --            --             808
   Change in unrealized gains
     (losses) on investments
     available for sale (note 3) .....         --           --           --            --          (6,537)       (6,537)
                                           --------     --------     --------      --------      --------      --------
Balance at December 31, 1994 .........          513       71,172       18,701       (13,247)       (4,617)       72,522

   Net income ........................         --           --          9,338          --            --           9,338
   Dividends declared and paid
     ($0.44 per share) ...............         --           --         (1,856)         --            --          (1,856)
   Stock options exercised (note 15)..            2          343         --            --            --             345
   Change in unrealized gains
     (losses) on investments
     available for sale (note 3) .....         --           --           --            --           4,816         4,816
                                           --------     --------     --------      --------      --------      --------
Balance at December 31, 1995 .........     $    515     $ 71,515     $ 26,183      $(13,247)     $    199      $ 85,165
                                           ========     ========     ========      ========      ========      ========


--------------------------
(1) Net of related tax effect.

The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1995, 1994 and 1993

                                                                         1995           1994           1993
                                                                         ----           ----           ----
                                                                                   (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income ..................................................     $   9,338      $   9,043      $   7,558
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Provision for loan losses ...................................         1,295           --             --
     Net (gains) losses on sales and provisions
        for other real estate owned ..............................           168            (24)         1,722
     Net gains from sales and redemptions of investment securities            (3)          --             (241)
     Net gains from sales and redemptions
        of mortgage-backed securities ............................          --             --               (4)
     Net gains from sales and redemptions of investments
        available for sale .......................................          (269)          (236)          --
     Net (gains) losses from sales and writedowns of assets
        held for sale ............................................           (55)           470           (151)
     Depreciation and amortization ...............................         1,155            919            782
     Amortization of fees, discounts and premiums, net ...........           557          1,073            703
     (Increase) decrease in:
       Assets held for sale ......................................        (2,600)        29,303         10,511
       Accrued interest receivable ...............................          (217)        (1,855)           128
       Income taxes receivable ...................................         3,401          2,196            598
       Mortgage servicing assets .................................        (2,857)        (1,032)         1,033
       Other assets ..............................................         1,810         (1,363)             6
     Increase (decrease) in:
       Mortgagors' escrow accounts ...............................         1,283            885            (17)
       Accrued income taxes payable ..............................           909           (171)           651
       Accrued expenses and other liabilities ....................           552            121           (596)
                                                                       ---------      ---------      ---------
          Net cash provided by operating activities ..............        14,467         39,329         22,683
                                                                       ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Net cash of acquired institution ............................          --            5,372           --
     Purchases of investments available for sale .................          --           (9,103)          --
     Purchases of investment securities and FHLB stock ...........       (18,701)       (27,730)       (32,215)
     Purchases of mortgage-backed securities .....................        (2,960)       (84,738)       (81,193)
     Proceeds from sales of investment securities ................          --             --            3,678
     Proceeds from sales of investments available for sale .......        54,985         18,290           --
     Proceeds from maturities and redemptions of
        investments available for sale ...........................         8,923          4,398           --
     Proceeds from maturities and redemptions of
       investment securities .....................................         5,531          1,052         19,830
     Principal repayments of investments available for sale ......         8,608         15,670           --
     Principal repayments of mortgage-backed securities ..........        20,603         42,048         77,074
     Net increase in loans .......................................      (128,713)      (113,883)       (75,908)
     Capital expenditures on premises and equipment, net .........          (878)        (1,722)        (1,585)
     Proceeds from disposition of other real estate owned ........         7,972         10,107         12,876
     Capital expenditures on other real estate owned .............          (260)          (431)        (1,199)
                                                                       ---------      ---------      ---------
          Net cash used by investing activities ..................       (44,890)      (140,670)       (78,642)
                                                                       ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase in deposits ....................................        15,347         54,908         19,008
     Net increase (decrease) in securities sold
       under agreements to repurchase ............................         5,212        (19,922)         1,146
     Proceeds from issuance of FHLB advances .....................       322,450        345,100        265,385
     Principal repayments of FHLB advances .......................      (306,221)      (271,630)      (247,120)
     Dividends paid ..............................................        (1,856)        (1,677)          (619)
     Stock options exercised .....................................           345            808            308
                                                                       ---------      ---------      ---------
          Net cash provided by financing activities ..............        35,277        107,587         38,108
                                                                       ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents .............         4,854          6,246        (17,851)
Cash and cash equivalents, beginning of year .....................        23,382         17,136         34,987
                                                                       ---------      ---------      ---------
Cash and cash equivalents, end of year ...........................     $  28,236      $  23,382      $  17,136
                                                                       =========      =========      =========

Statement continued on next page.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                  Years ended December 31, 1995, 1994 and 1993

                                                                                   1995        1994          1993
                                                                                   ----        ----          ----
                                                                                          (IN THOUSANDS)
Supplemental disclosures of cash flow information: Cash paid during the year for:
          Interest .........................................................     $ 44,314     $ 33,248     $ 25,956
          Income taxes .....................................................        1,809        3,405        1,509
     Cash received during the year for:
          Income taxes .....................................................          499          741          329
Supplemental noncash investing and financing activities:
     Conversion of real estate loans to mortgage-backed
        securities held for sale or investments available for sale .........       20,314       60,763      154,271
     Transfer of investment securities to investments
        available for sale .................................................         --           --         65,639
     Transfer of mortgage-backed securities to investments
        available for sale .................................................         --           --         75,307
     Transfer of investment and mortgage-backed securities
        held for sale to investments available for sale ....................         --           --          8,306
     Transfer of loans to other real estate owned ..........................        3,242        4,399        2,078
     Transfer of investment securities held to
       maturity to investments available for sale (note 1) .................       38,684         --           --
     Transfer of mortgage-backed securities held to
       maturity to investments available for sale (note 1) .................       12,507         --           --



The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1995, 1994 and 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Andover Bancorp, Inc. (the "Company") is a Delaware corporation and the holding company of Andover Bank and Andover Bank NH (collectively the "Banks"). Andover Bank ("the Bank") is a state-chartered savings bank with its headquarters located in Andover, Massachusetts. Andover Bank NH ("ABNH") is a guaranty savings bank chartered in September, 1995 and headquartered in Salem, New Hampshire. The Company provides a variety of loan and deposit services to its customers through 11 locations. The Company is supervised by the Board of Governors of the Federal Reserve System ("FRB") and it is also subject to the jurisdiction of the Massachusetts Board of Bank Incorporation, while Andover Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of Banks (the "Commissioner"). The Bank's deposits are insured by the FDIC and the Depositors Insurance Fund, Inc. ("DIF"). ABNH is subject to regulation and supervision of the FDIC and the New Hampshire Commissioner of Banks. ABNH's deposits are insured by the FDIC.

     The accounting and reporting policies of Andover Bancorp, Inc. and subsidiaries conform with generally accepted accounting principles and general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates.

    The following is a summary of the more significant accounting policies.

  Principles of Consolidation

    The consolidated financial statements include the accounts of Andover Bancorp, Inc. and its subsidiaries, including its principal subsidiaries Andover Bank and Andover Bank NH. All intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation.

  Loan Sales, Servicing and Mortgage Servicing Rights

    Loans held for sale in the secondary market are stated at the lower of aggregate amortized cost or market value. Market value is estimated based on outstanding investor commitments or, in the absence of such commitments, current investor yield requirements. Net unrealized losses, if any, are provided for in a valuation allowance by charges to operations. Mortgage-backed securities held for sale in the trading portfolio in conjunction with the Company's mortgage-banking operations, are recorded at fair value with unrealized gains or losses recorded in earnings.

    When loans are sold, a gain or loss is recognized to the extent that the sale proceeds exceed or are less than the carrying value of the loans. Gains and losses are determined using the specific identification method. The gains and losses resulting from the sales of loans with servicing retained are adjusted to recognize the present value of differences between the loan yield to the investor and the interest rate on the loan, plus the normal servicing fee (and any required guaranty fee) over the estimated lives of the related loans. The resulting capitalized excess mortgage servicing fee ("excess") is amortized to operations using the level yield method adjusted for estimated prepayments. Prepayment experience is reviewed periodically and, when actual prepayments exceed estimated prepayments, the balance of excess servicing fees is adjusted by a charge to earnings. When mortgage loan servicing rights are purchased, the amount paid is capitalized and amortized to non-interest expense using a method which approximates the level yield method over the estimated remaining life of the loans, adjusted for prepayments. Prepayment experience is reviewed periodically and, when actual prepayments exceed estimated prepayments, the balance of purchased mortgage servicing rights is adjusted by a charge to earnings.

    In May 1994, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). The Statement is effective for fiscal years beginning after December 15, 1995; although early adoption is permitted. SFAS 122 requires that a mortgage banking enterprise recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. Additionally, SFAS 122 requires that the capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights, and that impairment be recognized through a valuation allowance. Management believes the impact of adoption of SFAS 122 on January 1, 1996 depends on the volume of loans sold and will result in increased income recognition upon the sale of loans and greater earnings volatility in future periods as the mortgage servicing rights are amortized.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

  Investments

    Investments include short-term investments and investments available for sale, held to maturity and trading. Debt securities are classified as held to maturity only when there is positive intent and ability to hold them to maturity. Such securities are recorded at amortized cost, adjusted for amortization of premiums and accretion of discounts and adjusted as necessary for estimated prepayments. Trading securities are debt and equity securities held principally for the purpose of selling in the near term. Such securities are recorded at fair value, with unrealized gains and losses recorded in earnings. Investments available for sale are any debt and equity securities not classified as either held to maturity or trading securities. Such investments are recorded at fair value with changes in fair value recorded as a separate component of stockholders' equity, net of the related income tax effect. Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") does not apply to unsecuritized loans. However, after mortgage loans are converted to mortgage-backed securities, they are subject to its provisions. Under the provisions of the FASB's Special Report "A Guide to Implementation of SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers," the Company reclassified certain investments with an amortized cost of $51.2 million from held to maturity to available for sale. Gains and losses on sales of investment and mortgage-backed securities are recognized using the specific identification method. Premiums and discounts on investment and mortgage-backed securities are amortized or accreted into income by use of the level-yield method. The yields on mortgage-backed securities are affected by prepayments and changes in interest rates. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the security is written down to fair value. The amount of the writedown is included as a charge against gain on sale of securities. Short-term investments are carried at cost, which approximates market value, with original maturities of 90 days or less.

  Loans

    Accrual of interest income on loans and amortization of net deferred loan fees are discontinued when loan payments are 90 days or more past due or earlier when concern exists as to the ultimate collection of principal or interest. When loans are placed on nonaccrual status, the interest receivable on the loan is reversed against interest income of the current period. A loan is classified as restructured if the original interest rate on such loans, repayment terms, or both, are modified due to the deterioration in the financial condition of the borrower. Non- performing loans are generally not returned to performing status until the obligation is brought current, the loan becomes well-secured and in the process of collection and, in either case, when concern no longer exists as to the collectibility of principal or interest.

    Loan origination fees and related direct incremental loan origination costs are deferred and amortized over the life of the related loans as yield adjustments using the level yield method. When loans are sold or paid off, the unamortized fees and costs are transferred to income. In the fourth quarter of 1995, the Company purchased $59.9 million in loans which had a net discount of $500,000. This discount will be amortized over the weighted average repricing term of the underlying loans.

    Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"), and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" ("SFAS 118"). These Statements required changes in both the disclosure and impairment measurement of non-performing loans. Adoption of SFAS 114 had no material impact on the Company's financial statements. Impaired loans are commercial, commercial real estate, and individually significant mortgage and consumer loans for which it is probably that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. Nonaccrual loans include impaired loans and are those on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan. Factors considered

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Mortgage and consumer loans which are not individually significant are measured for impairment collectively. Loans that experience insignificant payment delays and insignificant shortfalls in payment amounts generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

     Restructured, accruing loans entered into prior to the adoption of these statements are not required to be reported as impaired unless such loans are not performing according to the restructured terms at adoption of SFAS No. 114. Loan restructurings entered into after adoption of SFAS No. 114 are reported as impaired loans, and impairment is measured as described above using the loan's pre-modification rate of interest.

  Allowance for Loan Losses

    Possible losses on loans are provided for under the allowance method of accounting. The allowance is increased by provisions charged to operating expense and by recoveries of previously charged off loans. The allowance is decreased as loans are charged off.

    The allowance is an amount that management believes will be adequate for possible loan losses based on evaluations of collectibility and prior loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans and current and anticipated economic conditions that may affect the borrower's ability to pay. A substantial portion of the Banks' loans are secured by real estate in Massachusetts and New Hampshire. Accordingly, the ultimate collectibility of a substantial portion of the Banks' loan portfolio is susceptible to changes in market conditions in these areas.

    Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

  Other Real Estate Owned

    Other real estate owned is comprised of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure or when the Bank is in possession of the collateral. Real estate owned is recorded at the lower of the carrying value of the loan or the net fair value of the property constructively or actually received. Losses arising from the acquisition of such properties are charged against the allowance for loan losses. Operating expenses, net of related income, and any provisions to increase the valuation allowance are charged to real estate operations. Subsequent declines in net fair value are charged-off to the valuation allowance while gains and losses upon disposition are reflected in real estate operations. Management believes the allowance is adequate to provide for potential losses. However, future additions to the valuation allowance may be necessary based on changes in economic conditions.

  Premises and Equipment

    Premises and equipment are stated at cost less accumulated depreciation. Depreciation or amortization is computed on the straight-line method over the estimated useful lives of the assets or over the terms of their respective leases for leasehold improvements. It is the Company's general practice to charge the cost of maintenance and repairs to operations when incurred; major expenditures for improvements are capitalized and depreciated.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

  Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Employee Benefits

     The Company accounts for pension and postretirement benefits on the net periodic pension cost method for financial reporting purposes in accordance with SFAS 87, "Employers' Accounting for Pensions" and SFAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions." This method recognizes the compensation cost of an employee's benefit over that employee's approximate service period.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). The new Statement encourages companies to adopt a new accounting method based on the estimated fair value of employee stock options and other stock awards under which compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company will continue to follow APB Opinion 25 "Accounting for Stock Issued to Employees." However, the Company will be required to provide expanded disclosures of pro forma net income and earnings per share and other disclosure information in the footnotes to the consolidated financial statements as if the fair value method had been applied.

  Earnings Per Share

    Earnings per share are calculated based upon the weighted average number of common shares outstanding during the year. Stock options did not have a dilutive effect.

(2) ASSETS HELD FOR SALE

     The composition of assets held for sale at December 31 follows:

                                                                      1995        1994
                                                                     ------     -------
                                                                      (IN THOUSANDS)
     Loans...................................................        $5,162     $ 2,507
                                                                     ======     =======

     At December 31, 1995 and 1994, the market value of assets held for sale totalled $5,163,000 and $2,507,000, respectively. Proceeds from sales of assets held for sale totalled $21,552,000, $60,907,000 and $184,903,000, respectively, for the years ended December 31, 1995, 1994, and 1993. Realized gains on sales of assets held for sale amounted to $329,000, $529,000 and $2,269,000 in 1995, 1994, and 1993, respectively. Realized losses on such sales and writedowns were $274,000, $870,000 and $2,111,000 in 1995, 1994 and 1993, respectively. In 1993, the realized losses include an adjustment for accelerated prepayments totalling $800,000. Net unrealized losses of $129,000 on assets held for sale were included in earnings for 1994. Unrealized losses of $7,000 on assets held for sale were included in earnings for 1993. Proceeds from sales of investment trading accounts totalled $9,990,000 for the year ended December 31, 1995. Realized losses on such sales were $10,000 in 1995.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

(3) INVESTMENTS

     The amortized cost and approximate market value of the investment portfolio at December 31, follows:

                                                       1995                                      1994
                                    -----------------------------------------  ----------------------------------------
                                                GROSS       GROSS                          GROSS       GROSS
                                    AMORTIZED UNREALIZED  UNREALIZED   MARKET  AMORTIZED UNREALIZED UNREALIZED   MARKET
                                       COST     GAINS       LOSSES     VALUE     COST      GAINS      LOSSES     VALUE
                                       ----     -----       ------     -----     ----      -----      ------     -----
                                                                       (IN THOUSANDS)
SHORT-TERM INVESTMENTS:
Federal funds sold ................ $   9,000 $    --     $    --    $   9,000 $   5,200 $    --    $    --    $   5,200
                                    ========= =========   =========  ========= ========= =========  =========  =========

INVESTMENTS AVAILABLE FOR SALE:
U. S. government and federal
  agency obligations .............. $  52,445 $     329   $    (284) $  52,490 $  55,404 $      51  $  (2,932) $  52,523
Other bonds and obligations .......    14,159       249         (26)    14,382    11,602        50       (156)    11,496
FHLMC participation certificates ..     4,370        50        --        4,420     7,844         9        (82)     7,771
GNMA mortgage-backed securities ...    37,186       257        (248)    37,195    41,330      --       (2,619)    38,711
Collateralized mortgage obligations       483      --            (1)       482    13,831      --         (883)    12,948
                                    --------- ---------   ---------  --------- --------- ---------  ---------  ---------
                                    $ 108,643 $     885   $    (559) $ 108,969 $ 130,011 $     110  $  (6,672) $ 123,449
                                    ========= =========   =========  ========= ========= =========  =========  =========

INVESTMENTS HELD TO MATURITY:
U. S. government and federal
  agency obligations .............. $   1,500 $    --     $      (1) $   1,499 $  16,259 $       8  $    (374) $  15,893
Other bonds and obligations .......    12,758       180         (29)    12,909    24,349        33       (771)    23,611
FHLMC participation certificates ..    78,649     1,314         (26)    79,937    88,080      --       (4,746)    83,334
FNMA pass-through certificates ....    67,375     1,100        (144)    68,331    86,920      --       (6,402)    80,518
GNMA mortgage-backed securities ...     4,458       123         --        4,581     4,939     --         (241)     4,698
Collateralized mortgage obligations     1,116      --            (2)     1,114     1,752      --          (32)     1,720
Other asset-backed securities .....     1,407      --           (17)     1,390     1,737      --         (123)     1,614
                                    --------- ---------   ---------  --------- --------- ---------  ---------  ---------
                                    $ 167,263 $   2,717   $    (219) $ 169,761 $ 224,036 $      41  $ (12,689) $ 211,388
                                    ========= =========   =========  ========= ========= =========  =========  =========

  Total investments ............... $ 284,906 $   3,602   $    (778) $ 287,730 $ 359,247 $     151  $ (19,361) $ 340,037
                                    ========= =========   =========  ========= ========= =========  =========  =========

     The amortized cost and market value of mortgage-backed securities available for sale and held to maturity at December 31, follows:

                                                              1995                                     1994
                                             ---------------------------------------   -----------------------------------
                                             AVAILABLE FOR SALE   HELD TO MATURITY     AVAILABLE FOR SALE   HELD TO MATURITY
                                             ------------------  -------------------   ------------------  -------------------
                                             AMORTIZED   MARKET  AMORTIZED   MARKET    AMORTIZED  MARKET  AMORTIZED   MARKET
                                               COST      VALUE     COST      VALUE        COST    VALUE     COST      VALUE
                                               ----      -----     ----      -----        ----    -----     ----      -----
                                                                               (IN THOUSANDS)
Originated.........................          $  1,042   $ 1,075  $ 45,941  $ 47,039    $  1,459  $ 1,468  $ 48,444  $ 45,348
Purchased..........................            40,997    41,022   107,064   108,314      61,546   57,962   134,984   126,536
                                             --------   -------  --------  --------    --------  -------  --------  --------
                                             $ 42,039   $42,097  $153,005  $155,353    $ 63,005  $59,430  $183,428  $171,884
                                             ========   =======  ========  ========    ========  =======  ========  ========

     Proceeds from sales of investments available for sale totalled $54,985,000 and $18,290,000 for the years ended December 31, 1995 and 1994, respectively. Realized gains and losses on such sales amounted to $510,000 and $241,000 in 1995, respectively, and $250,000 and $14,000 in 1994, respectively. There were no proceeds from sales of investments held to maturity in 1995 and 1994. Proceeds from sales of debt securities amounted to $3,303,000 for the year ended December 31, 1993 and realized gains on such sales amounted to $241,000. Proceeds from redemptions of investments held to maturity totalled $5,531,000, $1,052,000 and $19,830,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Realized gains on such redemptions totalled $3,000 in 1995 and $4,000 in 1993. There were no realized gains in 1994.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

     The maturity distribution of investments available for sale and held to maturity at December 31, follows:

                                                    1995                                     1994
                                   --------------------------------------    -------------------------------------
                                   AVAILABLE FOR SALE   HELD TO MATURITY     AVAILABLE FOR SALE  HELD TO MATURITY
                                   ------------------  ------------------    ------------------ ------------------
                                   AMORTIZED  MARKET   AMORTIZED   MARKET    AMORTIZED  MARKET   AMORTIZED  MARKET
                                     COST     VALUE      COST      VALUE       COST     VALUE      COST     VALUE
                                     ----     -----      ----      -----       ----     -----      ----     -----
                                                                     (IN THOUSANDS)
Within 1 year....................  $ 17,442  $ 17,528  $ 17,747  $ 18,027    $ 15,227 $ 14,613  $ 16,256  $ 14,779
1 to 5 years.....................    52,389    52,597    58,663    59,912      58,170   53,564    89,839    82,749
5 to 10 years....................     4,555     4,577    31,935    32,903      11,865   10,526    43,310    39,229
Over 10 years....................    34,257    34,267    58,918    58,919      44,749   44,746    74,631    74,631
                                   --------  --------  --------  --------    -------- --------  --------  --------
                                   $108,643  $108,969  $167,263  $169,761    $130,011 $123,449  $224,036  $211,388
                                   ========  ========  ========  ========    ======== ========  ========  ========

----------------------
Maturities of mortgage-backed securities are based on contractual maturities with scheduled amortization. Actual maturities will differ from contractual maturities due to prepayments.

     The amortized cost and market value of adjustable rate investments available for sale and held to maturity by type as of December 31, follows:

                                                    1995                                     1994
                                   --------------------------------------    -------------------------------------
                                   AVAILABLE FOR SALE   HELD TO MATURITY     AVAILABLE FOR SALE  HELD TO MATURITY
                                   ------------------  ------------------    ------------------ ------------------
                                   AMORTIZED  MARKET   AMORTIZED   MARKET    AMORTIZED  MARKET   AMORTIZED  MARKET
                                     COST     VALUE      COST      VALUE       COST     VALUE      COST     VALUE
                                     ----     -----      ----      -----       ----     -----      ----     -----
                                                                     (IN THOUSANDS)
Federal agency obligations........  $ 3,000   $ 2,982    $1,500    $1,499     $ 3,000  $ 2,936   $ 3,946    $3,731
Other bonds and obligations.......    1,000       995       500       501       1,000      985       500       501
FHLMC participation certificates..    4,211     4,261        --        --       5,388    5,320        --        --
FNMA pass-through certificates....    3,821     3,866        --        --          --       --     4,101     3,835
GNMA mortgage-backed securities...   37,186    37,195        --        --      41,330   38,711        --        --
                                    -------   -------    ------    ------     -------  -------   -------    ------
                                    $49,218   $49,299    $2,000    $2,000     $50,718  $47,952   $ 8,547    $8,067
                                    =======   =======    ======    ======     =======  =======   =======    ======

     Fixed rate bonds available for sale with an amortized cost of $1,957,000 and $1,269,000 and an approximate market value of $2,018,000 and $1,272,000 were pledged to secure government deposits at December 31, 1995 and 1994, respectively. A FNMA pass-through certificate held to maturity with a book value of $8,553,000 and an approximate market alue of $8,615,000 and a FHLMC participation certificate with a book value of $5,267,000 and an approximate market value of $5,296,000 were pledged to collateralize securities sold under agreements to repurchase at December 31, 1995. A FNMA pass-through certificate held to maturity with a book value of $4,619,000 and an approximate market value of $4,223,000 was pledge to collaterlize securities sold under agreements to repurchase at December 31, 1994.

(4) LOANS

     The Company's lending activities are conducted principally in eastern Massachusetts and southern New Hampshire. The Company grants single-family and multi-family residential loans, commercial real estate loans, commercial loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, commercial real estate properties and for land development. The ability and willingness of the single-family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments are generally dependent on the health of the real estate economic sector in the borrowers' geographic areas and the general economy.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

     The composition of loans at December 31 follows:

                                                                1995            1994
                                                                ----            ----
                                                                   (IN THOUSANDS)
          Real estate loans:
               Residential ..............................     $ 558,231      $ 452,708
               Commercial ...............................       121,909        108,725
               Construction and land ....................        18,138         18,021
                                                              ---------      ---------

                    Total real estate loans .............       698,278        579,454
                                                              ---------      ---------
          Consumer loans:
               Home improvement, second mortgage and home
                  equity line of credit .................        43,463         42,602
               Personal .................................         3,369          2,751
               Guaranteed education .....................         2,149          4,759
               Collateral ...............................         2,189          2,052
                                                              ---------      ---------

                    Total consumer loans ................        51,170         52,164
                                                              ---------      ---------

          Commercial loans ..............................        19,150         13,419
                                                              ---------      ---------

                    Total loans .........................       768,598        645,037

          Allowance for loan losses .....................       (11,665)       (12,343)
                                                              ---------      ---------

                    Net loans ...........................     $ 756,933      $ 632,694
                                                              =========      =========

     At December 31, 1995 and 1994, net deferred loan origination fees amounted to $253,000 and $27,000, respectively. Unadvanced portions of loans amounted to $9.9 million and $10.6 million at December 31, 1995 and 1994, respectively.

     An analysis of the allowance for loan losses for the years ended December 31 follows:

                                                                                  1995        1994         1993
                                                                                  ----        ----         ----
                                                                                          (IN THOUSANDS)
          Balance at beginning of year.........................................  $12,343     $13,392     $16,054
          Balance of acquired institution......................................       --       1,715          --
          Provision............................................................    1,295          --          --
          Charge-offs..........................................................   (2,767)     (3,269)     (3,086)
          Recoveries...........................................................      794         505         424
                                                                                 -------     -------     -------
          Balance at end of year...............................................  $11,665     $12,343     $13,392
                                                                                 =======     =======     =======

     The balance of loans on nonaccrual status because of delinquency or other problem characteristics amounted to $11,627,000 and $14,516,000 at December 31, 1995 and 1994, respectively.

     The reduction in interest income, for the years ended December 31, associated with nonaccrual loans, follows:

                                                                                   1995       1994         1993
                                                                                   ----       ----         ----
                                                                                          (IN THOUSANDS)
          Interest income in accordance with original loan terms................  $1,596     $ 1,537      $1,428
          Interest income recognized............................................    (118)       (107)       (114)
          Interest income applied as a reduction in loan balance................    (438)       (347)       (480)
                                                                                  ------     -------      ------
          Foregone interest income..............................................  $1,040     $ 1,083      $  834
                                                                                  ======     =======      ======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

     Restructured loans amounted to $5,583,000 and $2,036,000 at December 31, 1995 and 1994, respectively. Interest income that would have been recognized, if restructured loans had been performing in accordance with their original terms in 1995, 1994 and 1993 was $410,000, $145,000 and $248,000, respectively. The actual amount of interest on these loans that was recognized in interest income in 1995, 1994 and 1993 was $340,000, $100,000 and $199,000, respectively. There are no commitments to lend additional funds to borrowers whose loans have been modified in troubled debt restructurings. All foregone interest on restructured loans that went into nonaccrual status during 1995, 1994 and 1993 is included in the foregone interest on nonaccrual loans.

     At December 31, 1995, total impaired loans were $11.7 million, of which $4.9 million had related allowances of $.8 million and $6.8 million which did not require a related allowance. All of the $11.7 million in impaired loans have been measured using the fair value of the collateral method. During the year ended December 31, 1995, the average recorded value of impaired loans was $12.1 million and the related amount of interest income recognized was $170,000, all of which was recorded on a cash basis, and approximately $820,000 of interest income that would have been recognized under original terms. The recognition policy of interest income on impaired loans is the same as for other loans.

     A summary of the activity with respect to loans made to directors and officers and their related interests whose total aggregate loan balances exceeded $60,000 during the years ended December 31 follows:

                                                                                       1995             1994
                                                                                       ----             ----
                                                                                          (IN THOUSANDS)
     Balance at beginning of year..................................................   $2,202           $1,876
     New loans granted.............................................................       27              640
     Retirement/reduction of directors and officers................................     (474)            (216)
     Repayment of principal........................................................      (45)             (98)
                                                                                      ------           ------
     Balance at end of year........................................................   $1,710           $2,202
                                                                                      ======           ======

     The outstanding balances of loans to directors and principal officers included above totalled $221,000 and $233,000, respectively, at December 31, 1995 and 1994. Loans included above were made in the Bank's ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility.

(5)  MORTGAGE SERVICING ASSETS

     A summary of the components of the mortgage servicing assets for the years ended December 31 follows:

                                                                         EXCESS       PURCHASED        TOTAL
                                                                                   (IN THOUSANDS)
     Balance as of December 31, 1992..................................  $ 3,753         $   --        $ 3,753
     Capitalized......................................................    1,617             --          1,617
     Amortization.....................................................   (2,650)            --         (2,650)
                                                                        -------         ------        -------
     Balance as of December 31, 1993..................................    2,720             --          2,720

     Purchased and capitalized........................................      444          1,385          1,829
     Amortization.....................................................     (765)           (32)          (797)
                                                                        -------         ------        -------
     Balance as of December 31, 1994..................................    2,399          1,353          3,752

     Purchased and capitalized........................................      144          3,555          3,699
     Amortization.....................................................     (240)          (602)          (842)
                                                                        -------         ------        -------
     Balance as of December 31, 1995..................................  $ 2,303         $4,306        $ 6,609
                                                                        =======         ======        =======

     At December 31, 1995, 1994 and 1993 mortgage loans partially or wholly owned by others and serviced by the Company amounted to approximately $780,356,000, $513,227,000 and $458,159,000, respectively, and are not reflected in the accompanying consolidated financial statements because they are not assets of the Company.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

     During 1995 and 1994, the Company purchased mortgage servicing rights to $303.6 million and $82.9 million, respectively, in residential first mortgage loans. These purchased balances are included in the loans serviced for others. Amortization of the excess mortgage servicing rights are included in mortgage banking income while amortization of the purchased mortgage servicing rights are included in mortgage banking expenses.

(6)  OTHER REAL ESTATE OWNED

     The composition of other real estate owned at December 31 follows:

                                                                                         1995           1994
                                                                                         ----           ----
                                                                                             (IN THOUSANDS)
     Residential real estate.........................................................   $1,131         $1,245
     Commercial real estate..........................................................      572          3,484
     Multi-family real estate........................................................    1,820          2,405
     Construction and land...........................................................    1,048          2,377
                                                                                        ------         ------
                                                                                         4,571          9,511
     Valuation allowance.............................................................     (413)          (715)
                                                                                        ------         ------
                                                                                        $4,158         $8,796
                                                                                        ======         ======

     An analysis of the valuation allowance for the years ended December 31 follows:

                                                                      1995             1994             1993
                                                                      ----             ----             ----
                                                                                  (IN THOUSANDS)
     Balance at beginning of year.................................  $   715          $ 1,086          $ 1,700
     Provision....................................................      750            1,375            1,850
     Net charge-offs..............................................   (1,052)          (1,746)          (2,464)
                                                                    -------          -------          -------
     Balance at end of year.......................................  $   413          $   715          $ 1,086
                                                                    =======          =======          =======

     Included above are properties substantively repossessed of $384,000 and $2,283,000 at December 31, 1995 and 1994, respectively. Of the properties included as other real estate owned at December 31, 1995, the Company had outstanding purchase and sales agreements or firm offers of $1.2 million on properties with a carrying value approximating that amount. There is no assurance such sales will be consummated.

     Net gains of $582,000 resulted from the sale of $7,972,000 and net gains of $1,399,000 resulted from the sale of $10,107,000 of other real estate owned during 1995 and 1994, respectively.

     The components of losses on real estate operations, net, for the years ended December 31 follows:

                                                                     1995             1994              1993
                                                                     ----             ----              ----
                                                                                  (IN THOUSANDS)
     Net gains on sales...........................................  $   582          $ 1,399          $   128
     Rental income................................................      123              348              421
     Provisions for other real estate owned.......................     (750)          (1,375)          (1,850)
     Other operating expenses, net................................   (1,314)          (2,228)          (2,291)
     Foreclosure expenses.........................................     (644)            (761)            (955)
                                                                    -------          -------          -------
                                                                    $(2,003)         $(2,617)         $(4,547)
                                                                    =======          =======          =======

(7) PREMISES AND EQUIPMENT

     The composition of premises and equipment at December 31 follows:

                                                                                      1995              1994
                                                                                      ----              ----
                                                                                          (IN THOUSANDS)
     Land and buildings............................................................  $10,895          $10,922
     Furniture, fixtures and equipment.............................................    3,682            3,003
     Leasehold improvements........................................................      173               27
     Construction in progress......................................................      113               33
                                                                                     -------          -------
                                                                                      14,863           13,985
     Less: accumulated depreciation................................................   (5,326)          (4,171)
                                                                                     -------          -------
                                                                                     $ 9,537          $ 9,814
                                                                                     =======          =======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

     Rent expense was $81,000, $208,000 and $144,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Rental income on portions of the Company owned and occupied premises totalled $354,000, $355,000 and $288,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     A summary of future minimum rental expense and income under non-cancellable operating leases at December 31, 1995, follows:

                                                                                       MINIMUM          MINIMUM
                                                                                        RENTAL           RENTAL
                                                                                       EXPENSE           INCOME
                                                                                       -------           ------
                                                                                             (IN THOUSANDS)
     1996..............................................................................  $ 99             $233
     1997..............................................................................    82               62
     1998..............................................................................    65               49
     1999..............................................................................    26               38
     2000..............................................................................    22               38
     Thereafter........................................................................   132               --

     The Bank leased a building from a director in 1994 and 1993. Total rental expense relating to this building amounted to $200,000 and $90,000 for the years ended December 31, 1994 and 1993, respectively. Included in the 1994 amount was a payment of $167,000 for the early termination of the lease offset by the recognition of a deferred gain of $69,000. In the opinion of management, the lease was made in the Bank's ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

(8) STOCK IN FEDERAL HOME LOAN BANK OF BOSTON

     As a voluntary member of the Federal Home Loan Bank ("FHLB") of Boston, the Bank is required to invest in $100 par value stock of the FHLB of Boston in the amount of 1% of its outstanding home loans or 5% of its outstanding advances from the FHLB of Boston, whichever is higher. As and when such stock is redeemed, the Bank would receive from the FHLB of Boston an amount equal to the par value of the stock. At its discretion, the FHLB of Boston may declare dividends on this stock. Such dividends, which are included in dividend income on equity securities, amounted to $877,000, $834,000 and $702,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

(9) DEPOSITS

     The composition of deposits at December 31 follows:

                                                                      1995                           1994
                                                              ---------------------          ----------------------
                                                                           WEIGHTED                        WEIGHTED
                                                                           AVERAGE                         AVERAGE
                                                               AMOUNT        RATE             AMOUNT        RATE
                                                               ------        ----             ------        ----
                                                                                (IN THOUSANDS)
       Non-interest bearing:
             Demand deposit accounts........................  $ 54,516         --%           $ 45,968         --%
       Interest bearing:
             NOW accounts...................................    67,275       1.00              65,882       1.19
             Regular savings accounts.......................    68,052       2.20              76,571       2.14
             Money market deposit accounts..................   130,437       2.90             143,203       2.50
             Variable rate certificates.....................    13,279       5.64              17,185       6.28
             Fixed rate certificates........................   409,646       5.86             379,049       5.14
                                                              --------                       --------
                  Total deposits............................  $743,205       4.13%           $727,858       3.65%
                                                              ========       ====            ========       ====

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

     Time certificates in excess of $100,000 at December 31, 1995 and 1994 amounted to $53,018,000 and $45,674,000, respectively. There were no brokered deposits at December 31, 1995 and 1994.

     A summary of interest expense on deposits for the years ended December 31, follow:

                                                                            1995         1994           1993
                                                                            ----         ----           ----
                                                                                     (IN THOUSANDS)
     Now accounts.......................................................  $   711      $    725       $    807
     Regular savings accounts...........................................    1,554         1,512          1,368
     Money market deposit accounts......................................    3,548         3,460          3,562
     Certificates of deposit............................................   23,433        15,677         10,615
                                                                          -------       -------        -------
                                                                          $29,246       $21,374        $16,352
                                                                          =======       =======        =======

     The average interest rate on time certificates at December 31, 1995, by the earlier of its repricing or period of maturity follows:

                                                                                                       AVERAGE
                                                                                       AMOUNT            RATE
                                                                                       ------            ----
                                                                                            (IN THOUSANDS)
     Maturity in:
       1996..........................................................................  $280,228          5.74%
       1997..........................................................................   105,119          6.08
       1998..........................................................................    19,836          6.12
       1999..........................................................................    15,333          6.26
       2000..........................................................................     2,409          6.07
                                                                                       --------
                                                                                       $422,925          5.85%
                                                                                       ========

     Included in the table above are variable rate time certificates, the majority of which mature in 1996.

(10) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). These agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets and the securities underlying the agreements remain in the asset accounts. The securities underlying the agreements are held by third parties as custodian. Generally, the outstanding collateral consists of U.S. government and federal agency obligations and mortgage-backed participation certificates.

     Information concerning securities sold under agreements to repurchase for the years ended December 31 follows:

                                                                            1995         1994            1993
                                                                            ----         ----            ----
                                                                                     (IN THOUSANDS)
   Outstanding at December 31...........................................  $ 9,212       $ 4,000        $23,922
   Outstanding collateral:
      Carrying value....................................................   13,820         4,619         24,364
      Market value......................................................   13,911         4,223         24,408
   Average balance outstanding during the year..........................   14,798        25,228         15,893
   Maximum outstanding at any month-end.................................   32,382        35,949         32,681
   Weighted average rate at year-end....................................     5.82%         6.17%          3.40%
   Weighted average rate during the year................................     6.06%         4.32%          3.27%

     The reverse repurchase agreements outstanding at December 31, 1995, mature on January 17, 1996. The reverse repurchase agreement outstanding at December 31, 1994, matured on January 17, 1995.

     The Bank has lines of credit established with banks totalling $51,600,000 at December 31, 1995. The Bank also has established reverse repurchase lines of credit in the amount of $210,000,000. These lines would be subject to the amount of securities available for collateralization purposes.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

(11) FEDERAL HOME LOAN BANK ADVANCES

     A summary of Federal Home Loan Bank advances by maturities at December 31 follows:

                                                                         1995                       1994
                                                               -----------------------       --------------------
                                                                AMOUNT        WEIGHTED        AMOUNT     WEIGHTED
                                                               -------        AVERAGE        -------     AVERAGE
                                                                                RATE                       RATE
                                                                                ----                       ----
                                                                                  (IN THOUSANDS)
   Within 1 year.............................................  $132,293         5.76%        $117,125      6.28%
   Over 1 year to 2 years....................................    78,453         6.51           38,661      5.36
   Over 2 years to 3 years...................................    36,948         5.53           54,192      6.87
   Over 3 years to 5 years...................................    15,123         5.65           31,569      5.37
   Over 5 years..............................................       597         6.46            5,638      5.84
                                                               --------                      --------
                                                               $263,414         5.94%        $247,185      6.14%
                                                               ========         ====         ========      ====

     Included in the above maturities are $20,500,000 in FHLB amortizers based on contractual maturities with scheduled amortization. Loans from the FHLB of Boston are secured by the Bank's stock in that institution, its residential real estate mortgage portfolio and the remaining U.S. government obligations not otherwise pledged (see notes 3 and 10).

(12) FEDERAL AND STATE INCOME TAXES

     The current and deferred components of income tax expense (benefit) for the years ended December 31 follow:

                                                                    1995               1994             1993
                                                                    ----               ----             ----
                                                                                  (IN THOUSANDS)
       Current income tax expense:
            Federal..............................................  $ 1,938           $ 1,781          $ 2,030
            State................................................      299               202              457
                                                                   -------           -------          -------
                                                                     2,237             1,983            2,487
                                                                   -------           -------          -------
       Deferred income tax expense (benefit):
            Federal...............................................   2,857             2,629            1,177
            State.................................................   1,140             1,169              285
            Change in valuation allowance.........................    (600)           (1,000)          (1,500)
                                                                   -------           -------          -------
                                                                     3,397             2,798              (38)
                                                                   -------           -------          -------
       Total income tax expense..................................  $ 5,634           $ 4,781          $ 2,449
                                                                   =======           =======          =======

     The total income tax expense has been increased to reflect the adjustment to the deferred tax asset for the tax impact of the Massachusetts tax rate reduction as part of the Bank Tax Reform Law signed by the Governor of Massachusetts on July 27, 1995.

     The causes of the difference between the total expected income tax expense computed by applying the Federal statutory rate to income before income taxes and the reported income tax expense for the years ended December 31 follow:

                                                                               1995         1994           1993
                                                                               ----         ----           ----
                                                                                       (IN THOUSANDS)
       Federal income tax expense at statutory rate ....................     $ 5,240       $ 4,700       $ 3,402
       Tax effect of:
            Dividends received deduction ...............................          (9)          (11)          (10)
            State tax, net of federal benefit before valuation allowance         935           905           490
            Change in valuation allowance ..............................        (600)       (1,000)       (1,500)
            Other, net .................................................          68           187            67
                                                                             -------       -------       -------
                                                                             $ 5,634       $ 4,781       $ 2,449
                                                                             =======       =======       =======

       Effective income tax rate .......................................        37.6%         34.6%         24.5%
                                                                             =======       =======       =======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

     The existing net deductible temporary differences that give rise to the net deferred income tax asset are expected to reverse in periods in which the Company will generate net taxable income. At December 31, 1995, the net deferred tax asset is supported by recoverable income taxes of approximately $3.1 million. It is management's belief that the valuation allowance is adequate to reduce the total deferred tax asset to an amount that is more likely than not to be realized. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

     Of the change in the valuation reserve of $1.2 million, approximately $600,000 was attributable to the unrealized losses on securities available for sale and consequently is not recorded in the statement of operations.

     The components of the net deferred taxes receivable for the years ended December 31 follow:

                                                                                      1995             1994
                                                                                      ----             ----
                                                                                          (IN THOUSANDS)
       Deferred tax assets:
         Loan loss deduction.......................................................  $ 2,358          $ 5,515
         Unrealized losses on writedown of other real estate owned.................    1,665            2,367
         Deferred benefits.........................................................      552              500
         Security valuation adjustments on investments available for sale..........       --            2,546
         Other.....................................................................      481              440
                                                                                     -------          -------
         Gross deferred assets.....................................................    5,056           11,368
         Valuation allowance.......................................................   (1,328)          (2,528)
                                                                                     -------          -------
       Net deferred tax assets before deferred tax liabilities.....................    3,728            8,840
                                                                                     -------          -------
       Deferred tax liabilities:
         Depreciation..............................................................      432              256
         Deferred expenses.........................................................    1,857            1,350
         Prepaid expenses..........................................................       --              356
         Excess mortgage servicing fees............................................       16              144
         Security valuation adjustments on investments available for sale..........      127               --
         Miscellaneous security valuation adjustments..............................      225              152
         Other.....................................................................      241              280
                                                                                     -------          -------
         Gross deferred liabilities................................................    2,898            2,538
                                                                                     -------          -------
       Net deferred income taxes receivable........................................  $   830          $ 6,302
                                                                                     =======          =======

(13) STOCKHOLDERS' EQUITY

     Preferred Stock

     The Company has established a series of 100,000 shares of preferred stock designated as Series A Junior Participating Cumulative Preferred Stock, par value $0.10 per share ("Series A Stock") and has declared a dividend of one Preferred Stock Purchase Right (the "Right") for each outstanding share of the Company's Common Stock.

     Pursuant to a Shareholder Rights Plan, each Right entitles the holder to purchase a unit consisting of one one-hundredth of a share of Series A Stock, par value $0.10 per share, at an initial cash exercise price of $90.00 per unit, subject to adjustment. The Rights are not exercisable and remain attached to all outstanding shares of Common Stock until the earliest of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person or (iii) the declaration by the Board of Directors that a person is an "Adverse Person," as such term is defined in the Shareholder Rights Plan.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994, and 1993

     In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, each holder of a Right will be entitled to receive upon exercise that number of units of Series A Stock having a market value of two times the exercise price of the Right. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. The Rights have no voting or dividend privileges and, until they become exercisable, have no dilutive effect on the earnings of the Company.

     The holders of Series A Stock would be entitled to preferred rights with respect to dividends, voting and liquidation.

     Retained Earnings

     The retained earnings account at December 31, 1995, includes approximately $3.1 million of bad debt reserves for income tax purposes which may be subject to tax if not used to absorb loan losses. Because the Company does not intend to use the reserves for purposes other than to absorb loan losses, deferred taxes of approximately $1.3 million have not been provided for these amounts.

     The Company may not declare or pay cash dividends on its common stock if the effect thereof would cause its net worth to be reduced below regulatory net worth requirements or if such declaration and payment would otherwise violate regulatory requirements.

     At the time of its conversion from mutual to stock form of ownership, the Bank established a liquidation account of $22,983,000, its net worth at December 31, 1985, for the benefit of eligible account holders who continue to maintain their accounts in the Bank after the conversion. The liquidation account has been and will continue to be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in his liquidation subaccount. In the event of a complete liquidation, and only in such event, each eligible account holder will be entitled to receive a distribution from the liquidation account equal to the then current adjusted qualifying balance of his subaccount. The balance of the liquidation account at December 31, 1995, was approximately $892,000 (unaudited).

(14) OTHER INCOME

     Components of other income for the years ended December 31 follow:

                                                                       1995             1994             1993
                                                                       ----             ----             ----
                                                                                    (IN THOUSANDS)
       Deposit account service charges..............................  $1,579           $1,507           $1,291
       Rental income................................................     354              355              288
       Gain on sale of a non-marketable security....................     220               --               --
       Loan late charges and other fees.............................     243              176               95
       Other........................................................     702              559              563
                                                                      ------           ------           ------
                                                                      $3,098           $2,597           $2,237
                                                                      ======           ======           ======

(15) EMPLOYEE BENEFITS

     Pension Plan

     The Company sponsors a non-contributory defined benefit pension plan that covers all employees who meet specified age and length of service requirements, which is administered by the Savings Banks Employees Retirement Association ("SBERA"). The plan provides for benefits to be paid to eligible employees at retirement based primarily upon their years of service with the Company and compensation levels near retirement. Contributions to the plan are funded currently and reflect benefits attributed to employees' service to date, as well as services expected to be earned in the future. The plan assets are invested primarily in U.S. government obligations, corporate bonds and equity securities.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

     The funded status of the plan for the years ended October 31, the plan's latest valuation dates and amounts to be amortized systematically over subsequent periods, follow:

                                                                                      1995             1994
                                                                                      ----             ----
                                                                                          (IN THOUSANDS)
       Vested benefits.............................................................  $ 2,637          $ 2,497
       Non-vested benefits.........................................................       57               22
                                                                                     -------          -------
       Accumulated benefit obligation..............................................    2,694            2,519
       Additional benefits related to future compensation levels...................    2,444            1,421
                                                                                     -------          -------
       Projected benefit obligation................................................    5,138            3,940
       Plan assets at fair value...................................................    3,463            2,825
                                                                                     -------          -------
       Plan assets less than projected benefit obligation..........................   (1,675)          (1,115)
       Unrecognized net loss.......................................................      792              274
       Unamortized transition asset................................................     (210)            (224)
                                                                                     -------          -------
       Accrued pension cost........................................................  $(1,093)         $(1,065)
                                                                                     =======          =======

     Net periodic pension expense for the years ended December 31 included the following components:

                                                                       1995            1994              1993
                                                                       ----            ----              ----
                                                                                   (IN THOUSANDS)
       Service cost - benefits earned during the year................  $401            $ 548            $ 328
       Interest cost on projected benefit obligation.................   315              319              224
       Actual return on plan assets..................................  (531)            (174)            (351)
       Net amortization and deferral.................................   301              (59)             141
                                                                       ----            -----            -----
       Net periodic pension expense..................................  $486            $ 634            $ 342
                                                                       ====            =====            =====

     Assumptions used to develop the net periodic pension benefit obligation follows:

       Discount rate.................................................  7.00%            8.00%            7.00%
       Rate of increase in compensation levels.......................  5.00%            5.00%            5.00%

     Assumptions used to develop the net periodic pension expense follows:

       Discount rate.................................................  8.00%            7.00%            7.50%
       Rate of increase in compensation levels.......................  5.00%            5.00%            5.00%
       Expected long-term rate of return on assets...................  9.00%            9.00%            9.00%

     Postretirement Benefits Other Than Pensions

     In addition to the Bank's non-contributory defined benefit pension plan, the Bank provides certain health care and life insurance benefits for retired employees and dependents. This unfunded plan also covers active employees over the age of 55 and 20 years of service to the Bank for health benefits only and subject to a limitation upon retirement.

     The status of the plan for the year ended December 31 follows:

                                                                                         1995             1994
                                                                                         ----             ----
                                                                                             (IN THOUSANDS)
       Accumulated postretirement benefit obligation:
         Retirees and dependents.......................................................  $214             $191
         Active employees..............................................................    50               27
                                                                                         ----             ----
       Total accumulated postretirement benefit obligation.............................  $264             $218
                                                                                         ====             ====
       Accrued postretirement benefit cost.............................................  $274             $269
                                                                                         ====             ====

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

     Net periodic postretirement benefit expense for the years ended December 31 included the following components:

                                                                                1995             1994             1993
                                                                                ----             ----             ----
                                                                                             (IN THOUSANDS)
       Interest cost.................................................           $18               $15             $ 16
       Service cost..................................................           ---               ---             ----
       Net amortization and deferred.................................            (1)               (1)              (2)
                                                                                ---               ---             ----
       Net periodic postretirement benefit expense...................           $17               $14             $ 14
                                                                                ===               ===             ====
     Assumptions used to develop the net periodic postretirement benefit expense follows:

       Discount rate...................................................        7.00%            8.00%            7.00%
       Medical inflation rate.......................................... 12.0 to 6.0%     12.0 to 6.0%     12.0 to 6.0%
       Medical inflation ultimate rate.................................        6.00%            6.00%            6.00%
       Life insurance rate of increase.................................        2.50%            5.00%            5.00%

     The effect of a one-percentage point increase in the assumed health care cost trend for each future year is immaterial to the net periodic postretirement health care cost and the accumulated postretirement benefit obligation.

     Stock Option Plan

     Under the Company's 1986 Stock Option Plan for the benefit of officers and other employees, 500,000 shares of authorized but unissued Common Stock were reserved for issuance. In February, 1995, the Company adopted a Stock Incentive Plan, in addition to and separate from the 1986 Stock Option Plan, which was approved by shareholders at the 1995 Annual Meeting. A total of 207,612 shares of authorized but unissued Common Stock were reserved for issuance. The exercise price of any option granted will not be less than the fair market value of the Common Stock on the date of grant of the option. Stock options are exercisable over various periods commencing the date of the grant and in no event later than ten years after the date of the grant. No charges to expense are made as a result of granting or exercising options.

     A summary of stock option plan activity follows:

                                                                     1995             1994             1993
                                                                     ----             ----             ----
                                                                                (NUMBER OF SHARES)
Outstanding at beginning of year..................................  236,889          189,647          200,752
     Granted......................................................   72,000          110,000           37,500
     Exercised....................................................  (28,880)         (60,506)         (48,605)
     Forfeited....................................................       --           (2,252)              --
                                                                    -------          -------        ---------
Outstanding at end of year........................................  280,009          236,889          189,647
                                                                    =======          =======          =======
Shares reserved for future grants.................................  288,612          153,000          260,748
                                                                    =======          =======          =======

                                                                 1995                 1994                   1993
                                                                 ----                 ----                   ----
Exercisable at end of year................................      260,009              211,889               166,399
Option price per share outstanding........................   $3.25 - $21.125      $3.25 - $21.00        $3.25 - $17.50
Average per share price on options exercised..............       $11.37              $11.91                $5.88

     The average exercise price on the 280,009 options outstanding at December 31, 1995, was $16.178.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        December 31, 1995, 1994 and 1993

     Employee Stock Ownership Plan

     The Company maintains an Employee Stock Ownership Plan (the "ESOP") that covers all employees who meet specified age and length of service requirements. Contributions are made for the purchase of additional shares of Company stock and accordingly, a charge to salaries and employee benefits expense is recorded. Approximately 19,819 shares of Common Stock were purchased during 1995 at an average price of $20.19 per share, which when combined with forfeited shares are allocated to participants proportionate to their gross wages. Contributions by the Company to the ESOP for participants for the years ended December 31, 1995, 1994 and 1993 were $402,000, $380,000 and $302,500, respectively.

     Thrift Incentive Plan

     The Company has an employee tax deferred thrift incentive plan (401K) under which individual employee contributions to the plan are matched within certain limitations by the Company. All employees who meet specified age and length of service requirements are eligible to participate in the 401K plan. The amounts matched by the Company are included in salaries and employee benefits expense. The amounts matched for the years ended December 31, 1995, 1994 and 1993 were $49,000, $49,000 and $10,000, respectively.

     Officers Incentive Compensation Plan

     The Incentive Compensation Plan provides for the payment of bonuses to officers under certain circumstances based upon the Company's pre-tax earnings adjusted for gains or losses from sales of assets, targeted returns on assets and equity, its performance versus its peer group, and the individual's accomplishment of established goals and objectives. Amounts are to be allocated to participants as determined by the Company's Compensation and Option Committee based on the recommendation of the President and subject to approval by its Board of Directors. In 1995, 1994 and 1993, $255,000, $263,000 and $200,000,
respectively, was charged to salaries and employee benefits expense under this plan.

     Executive Officer Employment Agreements

     The Company maintains an employment agreement with its President and Chief Executive Officer. The employment agreement generally provides for the continued payment of specified compensation and benefits for specified periods after termination, unless the termination is for "cause" as defined in the employment agreement. In addition, the Company entered into special termination agreements with its President and Chief Executive Officer and certain other executives which provide for the payment, under certain circumstances, of lump-sum amounts upon termination following a "change of control" which is generally defined to mean a person or group acquiring ownership of 25% of the shares of the Company.

     Deferred Compensation Plan

     The Company has adopted deferred compensation agreements for its directors whereby a director can elect to defer earned fees to future years with benefits commencing at retirement. The plan accrues interest based on an equivalent rate to a term certificate of deposit, however, the plan is unfunded as of December 31, 1995. The deferred compensation earned by the directors for the years ended December 31, 1995, 1994 and 1993 totalled $48,100, $52,300 and $20,300, respectively.

(16) FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of the Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS 107"). Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include real estate acquired by foreclosure, the deferred income tax asset, office properties and equipment, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        December 31, 1995, 1994 and 1993

underlying value of the Company. The estimated fair value amounts have been determined by using available quoted market information or other appropriate valuation methodologies.

     The fair value estimates provided are made at a specific point in time, based on relevant market information and the characteristics of the financial instrument. The estimates do not provide for any premiums or discounts that could result from concentrations of ownership of a financial instrument. Because no active market exists for a portion of the Company's financial instruments, certain fair value estimates are based on subjective judgments regarding current economic conditions, risk characteristics of the financial instruments, future expected loss experience, prepayment assumptions, and other factors. The resulting estimates involve uncertainties and therefore cannot be determined with precision. Changes made to any of the underlying assumptions could significantly affect the estimates.

     The estimation methodologies used, book values and estimated fair values for the Company's financial instruments at December 31 follow.

     Financial instruments actively traded in a secondary market have been valued using quoted available market prices are as follows:

                                                               1995                         1994
                                                      ------------------------     ------------------------
                                                        BOOK         ESTIMATED       BOOK         ESTIMATED
                                                       VALUE        FAIR VALUE      VALUE        FAIR VALUE
                                                       -----        ----------      -----        ----------
                                                                         (IN THOUSANDS)
   Assets held for sale.............................  $  5,162       $  5,163      $  2,507       $  2,507
   Investments available for sale...................   108,969        108,969       123,449        123,449
   Investments held to maturity.....................   167,263        169,761       224,036        211,388

     The fair values of financial instruments with stated maturities have been estimated by discounting cash flows with a discount rate approximately equal to the current market rate for similar instruments are as follows:

                                                               1995                         1994
                                                      --------------------------   ------------------------
                                                       BOOK         ESTIMATED        BOOK        ESTIMATED
                                                       VALUE        FAIR VALUE       VALUE       FAIR VALUE
                                                       -----        ----------       -----       ----------
                                                                         (IN THOUSANDS)
   Loans receivable, net...........................   $756,933       $764,488      $632,694       $624,072
   Excess servicing................................      2,303          2,709         2,399          2,928
   Fixed rate certificates.........................    409,646        412,186       379,049        377,675
   Federal Home Loan Bank advances.................    263,414        264,790       247,185        240,836

     The fair values of financial instruments with no maturity or short-term maturities approximates their carrying values are as follows:

                                                                1995                        1994
                                                      ------------------------     -----------------------
                                                        BOOK         ESTIMATED       BOOK         ESTIMATED
                                                       VALUE        FAIR VALUE       VALUE        FAIR VALUE
                                                       -----        ----------       -----        ----------
                                                                         (IN THOUSANDS)
   Cash.............................................  $ 19,236       $ 19,236      $ 18,182       $ 18,182
   Short-term investments...........................     9,000          9,000         5,200          5,200
   Accrued interest receivable......................     7,164          7,164         6,947          6,947
   Stock in FHLB....................................    13,171         13,171        12,368         12,368
   Demand deposit accounts..........................    54,516         54,516        45,968         45,968
   NOW accounts.....................................    67,275         67,275        65,882         65,882
   Regular savings accounts.........................    68,052         68,052        76,571         76,571
   Money market deposit accounts....................   130,437        130,437       143,203        143,203
   Variable rate certificates.......................    13,279         13,279        17,185         17,185
   Securities sold under agreements to repurchase...     9,212          9,212         4,000          4,000
   Mortgagors' escrow accounts......................     3,526          3,526         2,243          2,243

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        December 31, 1995, 1994 and 1993

     The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate fair value. The fair values for investments available for sale and held to maturity are based on quoted bid prices received from securities dealers. Commitments to originate loans and forward commitments to sell loans have been considered in the value of assets held for sale. Loans are estimated by discounting contractual cash flows adjusted for prepayment estimates and using discount rates approximately equal to current market rates on loans with similar characteristics and maturities. The incremental credit risk for non-performing loans has been considered in the determination of the fair value of loans. Excess servicing is based on the present value of the estimated cash flows using a current risk rate and taking into consideration estimated prepayments. Fixed rate certificates and Federal Home Loan Bank advances are based on the discounted value of contractual cash flows. The discount rates used are representative of approximate rates currently offered on instruments with similar remaining maturities. The carrying values for cash and short-term investments approximate the fair value because of the short maturity of these instruments. The carrying values for accrued interest receivable, variable rate certificates, securities sold under agreements to repurchase and mortgagors' escrow accounts approximate fair value because of the short-term nature of these financial instruments. Stock in the Federal Home Loan Bank of Boston equals the carrying value reported in the balance sheet because this stock is redeemable only at full par by the FHLB. The fair values reported for demand deposit accounts, NOW accounts, regular savings accounts and money market accounts are equal to their respective book values since they are equal to the amounts payable on demand at the reporting date. The Company's commitments for unused lines and outstanding standby letters of credit and unadvanced portions of loans are at floating rates and, therefore, there is no fair value adjustment. The credit risk associated with the Company's loans sold with recourse is considered in the allowance for loan losses, but it cannot be separately determined.

(17) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

     The following are the condensed financial statements for Andover Bancorp, Inc. referred to as the "Parent Company" for purposes of this Note only as of December 31:

BALANCE SHEETS

                                                                                      1995             1994
                                                                                      ----             ----
                                                                                          (IN THOUSANDS)
    ASSETS
    Cash and interest-bearing deposit in subsidiaries..............................  $ 1,623          $ 6,064
    Investment in subsidiaries, at equity..........................................   83,637           66,096
    Other assets...................................................................        2              425
                                                                                     -------          -------
              Total assets.........................................................  $85,262          $72,585
                                                                                     =======          =======

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Liabilities:
         Accrued income taxes......................................................  $     2         $      2
         Accrued expenses..........................................................       95               61
                                                                                     -------          -------
              Total liabilities....................................................       97               63
                                                                                     -------          -------
    Stockholders' equity:
         Serial preferred stock, $0.10 par value per share; 3,000,000
            shares authorized, none issued.........................................       --               --
         Common stock, $0.10 par value per share; 15,000,000
            shares authorized; 5,154,968 and 5,126,088 shares issued
            in 1995 and 1994, respectively.........................................       515              513
         Additional paid-in capital................................................    71,515           71,172
         Retained earnings.........................................................    26,183           18,701
         Treasury stock, at cost (917,997 shares)..................................  (13,247)         (13,247)
         Unrealized gains (losses) on investments available for sale, net..........      199           (4,617)
                                                                                     -------          -------
              Total stockholders' equity...........................................   85,165           72,522
                                                                                     -------          -------
              Total liabilities and stockholders' equity...........................  $85,262          $72,585
                                                                                     =======          =======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)
                        December 31, 1995, 1994 and 1993

STATEMENTS OF OPERATIONS

                                                                              YEARS ENDED DECEMBER 31,
                                                                              ------------------------
                                                                     1995               1994            1993
                                                                     ----               ----            ----
                                                                                   (IN THOUSANDS)
    Dividends from bank subsidiaries..............................  $ 1,500            $3,512          $   --
    Interest income from deposits in bank subsidiaries............       95                91             102
                                                                    -------            ------          ------
       Total operating income.....................................    1,595             3,603             102
    Non-interest expenses.........................................    1,362               315             235
                                                                    -------            ------          ------
    Income (loss) before income tax expense and
       equity in net income of subsidiary.........................      233             3,288            (133)
    Income tax expense (benefit)..................................     (380)               20               1
                                                                    -------            ------          ------
    Income (loss) before equity in net income of subsidiaries.....      613             3,268            (134)
    Equity in net income of subsidiary............................    8,725             5,775           7,692
                                                                    -------            ------          ------
    Net income....................................................  $ 9,338            $9,043          $7,558
                                                                    =======            ======          ======

     The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.

     STATEMENTS OF CASH FLOWS

                                                                           YEARS ENDED DECEMBER 31,
                                                                           ------------------------
                                                                     1995             1994             1993
                                                                     ----             ----             ----
                                                                                  (IN THOUSANDS)
    Cash flows from operating activities:
          Net income..............................................  $ 9,338          $ 9,043          $ 7,558
    Adjustments to reconcile net income to net cash
       provided by operating activities:
          Equity in undistributed net income of subsidiaries......   (8,725)          (5,775)          (7,692)
          (Increase) decrease in other assets.....................      423             (293)            (132)
          Increase (decrease) in other liabilities................       34               20              (11)
                                                                    -------          -------          -------
               Net cash provided (used) by operating activities...    1,070            2,995             (277)
                                                                    -------          -------          -------
    Cash flows from investing activities:
          Investment in subsidiary................................   (4,000)              --               --
                                                                    -------          -------          -------
               Net cash used by financing activities..............   (4,000)              --               --
                                                                    -------          -------          -------
    Cash flows from financing activities:
          Stock options exercised.................................      345              808              308
          Dividends paid to stockholders..........................   (1,856)          (1,677)            (619)
                                                                    -------          -------          -------
               Net cash used by financing activities..............   (1,511)            (869)            (311)
                                                                    -------          -------          -------
    Net increase (decrease) in cash and interest-bearing
       deposit in subsidiaries....................................   (4,441)           2,126             (588)
    Cash and interest-bearing deposit in subsidiaries at
       beginning of year..........................................    6,064            3,938            4,526
                                                                    -------          -------          -------
    Cash and interest-bearing deposit in subsidiaries at
       end of year................................................  $ 1,623          $ 6,064          $ 3,938
                                                                    =======          =======          =======
    Supplemental cash flow information:
       Cash paid during the year for:
          Income taxes............................................  $    --          $    20          $     1

(18) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES

    The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to originate loans, standby letters of credit, recourse arrangements on assets sold, and forward commitments to sell loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby letters of credit and recourse arrangements is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For forward commitments to sell loans and mortgage-backed securities, the contract or notional amounts do not represent exposure to credit loss. The Company monitors the credit risk of its forward commitments through credit approvals, limits, and monitoring procedures.

    Financial instruments with off-balance sheet risk at December 31 follow:

                                                                                        CONTRACT OR
                                                                                      NOTIONAL AMOUNT
                                                                                      ---------------
                                                                                    1995             1994
                                                                                    ----             ----
                                                                                      (IN THOUSANDS)
Financial instruments whose contract amounts represent credit risk:

    Commitments to originate loans:
      Fixed rate loans...........................................................  $ 6,871          $ 2,585
      Adjustable rate loans......................................................    8,545           16,867
                                                                                   -------          -------
        Total commitments to originate loans.....................................   15,416           19,452
    Unused lines of credit.......................................................   76,584           72,968
    Standby letters of credit....................................................      557              201
    Loans sold with recourse.....................................................    5,872            7,507
    Unadvanced portions of loans.................................................    9,891           10,642

Financial instruments whose notional or contract amounts exceed the amount of credit risk:

    Forward commitments to sell loans and mortgage-backed securities.............  $ 8,000          $ 2,000

    Commitments to originate loans, unused lines of credit, and unadvanced portions of loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, equipment and real estate. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

    The Company has retained credit risk on certain residential mortgage loans sold with recourse prior to June, 1990. Accordingly, the Company has retained the risk of loss resulting from any foreclosures on such loans.

    Forward commitments to sell loans or mortgage-backed securities are contracts which the Company enters into for the purpose of reducing the interest rate risk associated with originating loans for sale. In order to fulfill a forward commitment, the Company typically exchanges its current production of loans for mortgage-backed securities through FNMA or FHLMC which are then delivered to a national securities firm at a future date at prices or yields specified by the contracts.

   Risks may arise from the possible inability of the Company to originate loans to fulfill these contracts, in which case the Company would normally purchase securities in the open market to deliver against the contract. Unrealized gains and losses on contracts used to hedge the Company's closed loans and pipeline of loans expected to close are considered in adjusting carrying values of the loans held for sale to the lower of cost or market.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

    As a nonmember of the Federal Reserve System, the Company is required to maintain certain reserve requirements of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in "Cash and due from banks," was $4,268,000 and $3,110,000 at December 31, 1995 and 1994, respectively.

    A number of legal claims against the Company arising in the normal course of business were outstanding at December 31, 1995. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on the Company's financial position.

(19) ACQUISITIONS

     On April 1, 1994, the Bank acquired Community Savings Bank ("Community") a mutual savings bank headquartered in Lawrence, Massachusetts. The $115.8 acquisition was accounted for by the purchase method and resulted in negative goodwill. The results of operations of Community have been included in the Company's consolidated statements of operations since the date of the acquisition. The consolidated proforma results of the Company for 1994, assuming the acquisition had taken place on January 1, 1994, were minimally impacted by the acquisition of Community.

   On September 19, 1994, the Company signed a definitive agreement to acquire Finest Financial Corp. ("Finest") and its subsidiary, Pelham Bank and Trust Company. In the second quarter of 1995, the stockholders of Finest failed to approve the merger and Andover recorded a charge to earnings of $1.0 million in connection with merger related expenses.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1995, 1994 and 1993

(20) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Summaries of consolidated operating results on a quarterly basis for the years ended December 31, 1995 and 1994 follow:

                                                                         1995 QUARTERS
                                                  -----------------------------------------------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                   FIRST            SECOND            THIRD            FOURTH
                                                   -----            ------            -----            ------
Interest and dividend income....................  $18,648          $18,980           $19,333          $19,925
Interest expense................................   10,621           10,918            11,360           11,653
                                                  -------          -------           -------          -------
Net interest and dividend income................    8,027            8,062             7,973            8,272
Provision for loan losses.......................      150              175               480              490
Losses on real estate operations...............      (582)            (454)             (505)            (462)
Non-interest income.............................    1,479            1,342             1,571            1,404
Merger expense................................         --            1,000                --               --
Non-interest expense.............................   4,668            5,013             4,394            4,785
                                                  -------          -------           -------          -------
Income before income tax expense ...............    4,106            2,762             4,165            3,939
Income tax expense..............................    1,595            1,055             1,562            1,422
                                                  -------          -------           -------          -------
Net income....................................... $ 2,511          $ 1,707           $ 2,603          $ 2,517
                                                  =======          =======           =======          =======

Net income per share............................. $  0.60          $  0.40           $  0.62          $  0.60
                                                  =======          =======           =======          =======

Dividends per share.............................. $  0.10          $  0.10           $  0.12          $  0.12
                                                  =======          =======           =======          =======

                                                                         1994 QUARTERS
                                                  ------------------------------------------------------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                   FIRST            SECOND            THIRD            FOURTH
                                                   -----            ------            -----            ------
Interest and dividend income....................  $13,024          $15,876           $16,844          $17,841
Interest expense................................    6,470            7,895             9,127            9,929
                                                  -------          -------           -------          -------
Net interest and dividend income................    6,554            7,981             7,717            7,912
Provision for loan losses.....................         --               --                --               --
Losses on real estate operations...............      (688)            (633)             (450)            (846)
Non-interest income.............................      414            1,120             1,083            1,188
Non-interest expense............................    3,892            4,735             4,426            4,475
                                                  -------          -------           -------          -------
Income before income tax expense................    2,388            3,733             3,924            3,779
Income tax expense..............................      836            1,275             1,360            1,310
                                                  -------          -------           -------          -------
Net income....................................... $ 1,552          $ 2,458           $ 2,564          $ 2,469
                                                  =======          =======           =======          =======

Net income per share............................. $  0.37          $  0.59           $  0.61          $  0.59
                                                  =======          =======           =======          =======

Dividends per share.............................. $  0.10          $  0.10           $  0.10          $  0.10
                                                  =======          =======           =======          =======

    The quarterly summaries of consolidated operating results presented above reflect the acquisition of Community on April 1, 1994. The acquisition was accounted for using the purchase method.

     Earnings per common share is calculated by dividing net earnings by the average common shares outstanding each quarter. Therefore, the sum of the quarters may not equal the net earnings per common share for the year.