Form 10-K405, Exhibit 13
period 1996-12-31
ANDOVER BANCORP INC
filed 1997-03-14
CIK 810589

                                                                     Exhibit 13

                     [Graphic omitted -- the town of Methuen]




                                                        Andover Bancorp, Inc.

                                                                1996
                                                            -------------
                                                               ANNUAL
                                                            -------------
                                                               REPORT

================================================================================
TABLE OF CONTENTS


President's Message        Page i

Business                        2

Market for the Company's
Common Stock                   10

Selected Consolidated
Financial Data                 11

Management's Discussion
and Analysis                   12

Independent Auditors' Report   34

Consolidated Financial
Statements                     35

Notes to Consolidated
Financial Statements           40

Andover Bancorp, Inc. is a $1.2 billion bank holding company, headquartered in Andover, Massachusetts, approximately 25 miles north of downtown Boston. Andover Bancorp, Inc. is the parent company of Andover Bank and Andover Bank NH, both serving consumers and businesses located in northeastern Massachusetts and southern New Hampshire with a complete array of financial products and services. Andover Bank, incorporated in 1834, operates ten banking offices located throughout the Merrimack Valley. Andover Bank NH, incorporated in 1995, has locations in Salem and Londonderry, New Hampshire.



                           Cover illustration features
                              the town of Methuen
================================================================================

                              FINANCIAL HIGHLIGHTS

                                               AT OR FOR THE YEARS ENDED DECEMBER 31,
                                             1996              1995      PERCENTAGE CHANGE
                                             ----              ----      -----------------
                                           (Dollars in thousands, except per share data)

BALANCE SHEET DATA:
Total assets                             $1,204,813         $1,110,847         + 8%
Loans, net                                  857,806            756,933         +13
Deposits                                    824,311            743,205         +11
Stockholders' equity                         95,846             85,165         +13
Non-performing assets                        12,382             15,785         -22

OPERATING DATA:
Net interest and dividend income         $   35,294         $   32,334         + 9%
Provision for loan losses                     2,555              1,295         +97
Losses on real estate operations             (1,542)            (2,003)        -23
Mortgage banking income                       3,163              2,371         +33
Non-interest expense                         20,888             19,860         + 5
Net income                                   12,479              9,338         +34

PER SHARE DATA:(1)
Net income                               $     2.44         $     1.85         +32%
Dividends declared                             0.50               0.37         +35
Book value at end of period                   18.67              16.75         +11
Book value(2)                                 18.61              16.71         +12

SELECTED FINANCIAL RATIOS:
Return on average assets                       1.08%              0.87%
Return on average equity(2)                   13.89              11.51
Net yield on average earning assets            3.16               3.14
Efficiency ratio                              49.59              50.27
Average equity as a percentage
  of average assets(2)                         7.76               7.59


                           BOOK VALUE PER SHARE(1)(2)
                                 At December 31,

                                    [Chart]
                              1992           $12.55
                              1993           $13.86
                              1994           $15.28
                              1995           $16.71
                              1996           $18.61

(1) The per share data has been restated for all periods to reflect a 20% stock dividend distributed on November 13, 1996.

(2)  Excludes the effect of SFAS No. 115.


DEAR SHAREHOLDERS:

I am pleased to report record earnings of $12.5 million for 1996. Those record earnings are a reflection of a very good year in which Andover Bancorp achieved its three important objectives for 1996. Our goals for 1996 were to provide solid shareholder returns, to continue the Company's growth in all its business lines and to increase core operating profitably.

We believe that the achievement of these important objectives is a validation of the Company's business strategy and, in particular, its commitment to community and customer focus. Our strategy is to position Andover Bancorp as an attractive alternative to the large and distant regional banks in our market. The Company has achieved dominant market share in its market and is, we believe, the premier banking franchise in both Essex County and the Merrimack Valley.

SHAREHOLDER RETURNS

Our first objective was to improve shareholder returns and enhance long-term shareholder value. Success in reaching our first objective is exhibited in several statistics. Net earnings increased by 34%. This earnings growth resulted primarily from increased net interest income, higher mortgage banking income and reduced losses on real estate operations, all core activities which should bring recurring future benefits.


                          MORTGAGE MARKET SHARE(a)(b)
                     Twelve months ended December 31, 1996
--------------------------------------------------------------------------------
   TOWN           RANK                        MARKET SHARE
   -------------------------------------------------------
   Andover        1. Andover Bancorp             15.1%
                  2. Bay Bank Boston, N.A.        8.0
                  3. First Essex Bancorp          4.4

   TEWKSBURY      1. Andover Bancorp              7.2%
                  2. Stoneham Co-op               6.2
                  3. Bay Bank Boston, N.A.        4.1

   North Andover  1. Andover Bancorp             10.3 %
                  2. Ipswich Savings              4.9
                  3. Bay Bank Boston, N.A,        4.6

   Methuen        1. Andover Bancorp             10.7%
                  2. First Essex Bancorp          5.8
                  3. Lawrence Savings             5.0

   Lawrence       1. Andover Bancorp              9.8%
                  2. Fleet Mortgage               8.1
                  3. Bank of Boston               6.9
--------------------------------------------------------------------------------

(a)  Source: Banker & Tradesman: Customer Mortgage Market Share Report.
(b)  Rank and Market Share based on number of mortgages closed.


                            DEPOSIT MARKET SHARE(a)
--------------------------------------------------------------------------------
   TOWN           RANK                        MARKET SHARE
   -------------------------------------------------------
   Andover        1. Andover Bancorp             46.5%
                  2. Fleet                       15.5
                  3. First Essex                 11.7

   Tewksbury      1. Andover Bancorp             41.1%
                  2. Fleet                       25.7
                  3. Mass Bank                   11.8

   North Andover  1. Northmark                   29.5%
                  2. Andover Bancorp             20.7
                  3. Fleet                       14.3

   Methuen        1. Andover Bancorp             27.4%
                  2. Lawrence Savings            22.1
                  3. First Essex                 19.4

   Lawrence       1. First Essex                 42.2%
                  2. Fleet                       21.3
                  3. Andover Bancorp             19.8
--------------------------------------------------------------------------------

(a) Source: PC Info/Bank Nationwide Branch Information System. Data obtained from the Federal Home Loan Bank Board and the Federal Deposit Insurance Corporation. Data as of June 30, 1996.


Based on the favorable results and with confidence for the future, the Company declared a 20% stock dividend in the fourth quarter. The cash dividend per share was maintained at the same rate, for the net effect of a 20% increase in cash dividends. Even with the increase in dividend payments, book value per share grew by 11%.

Of even greater significance to stockholders was a 48% total return in Andover Bancorp stock for 1996. While the stock market generally experienced strong returns, the 48% total return for the Company's stock exceeded the stock market

================================================================================
[Graphic of Truck]
BUSINESS DEVELOPMENT

When the Delucca Fence Company came to Andover Bank to finance its banking needs, our Corporate Banking Group provided this growing company with a term loan and line of credit. Businesses throughout the Merrimack Valley and Southern New Hampshire are turning to Andover Bank. These include not just medium sized companies like Delucca Fence, but the smallest of businesses which can be served through our new Community Business Banking Group. The formation of the Community Business Banking Group and the expansion of our business banking product line were designed specifically to provide small to medium sized businesses with the support they deserve and the services they require. Now businesses of all sizes can rely on Andover Bank to provide solutions for all their business banking needs.

[Photo]

The Delucca Fence Company

(l. to r.) Barbara J. Delucca, Salvatore Delucca, Janet J. Delucca-Proulx,
James J. Delucca
================================================================================

================================================================================
                                   [Graphic]
                                 NEW HAMPSHIRE
                                   EXPANSION

In the Fall of 1996, just one year after the successful opening of our Salem, New Hampshire Office, Andover Bank NH opened a second office in Londonderry. While complementing our Salem location, and allowing us to provide additional convenience to our existing southern New Hampshire customers, the Londonderry branch is in a prime location to attract new business. Faced with a decline in community banking options, local residents and businesses now find Andover Bank NH is one of a few community based institutions left in the area. While we may expand to pursue new growth opportunities, we remain committed to providing the kind of personal service on which we have built our reputation.

                                    [Photo]
                            Our newly opened branch
                               in Londonderry, NH
================================================================================



generally and banking industry indices in particular. The widely followed Keefe, Bruyette and Woods Bank Stock Index recorded an advance of 38%. We believe our total return, when compared with peer institutions, is a worthwhile measurement of the Company's performance.

GROWTH

Our second objective, to continue the growth of the Company, was achieved across all of our core businesses and was aided by the expansion of our New Hampshire franchise. After little more than one year in operation, our New Hampshire subsidiary has deposits of $40 million. Based on the success of our Salem, New Hampshire office, in October, we opened a branch office in Londonderry, New Hampshire.

                            STOCK PRICE PERFORMANCE
                                At December 31,
                                    [Chart]
                      1994             1995         1996
                      ----             ----         ----
                      $11.88          $17.60       $25.63


To reduce our dependence on wholesale, borrowed funds, we strove to increase deposits. The results of that ongoing effort have been gratifying. For the first time in the Company's history, we have over 100,000 separate deposit accounts with an increase in deposit balances of over 11% to $824 million at December 31, 1996.

Especially noteworthy in the face of intense competition for new loans, the Company experienced 13% growth in total loans across all loan types, both retail and commercial. Our success in generating new loans was the result of our continued leadership in originating adjustable rate mortgages and of several initiatives undertaken in 1996.

                                  LOAN GROWTH
                                At December 31,
                           (Outstanding in millions)

                                    [Chart]
                       1994           1995          1996
                       ----           ----          ----
                      $645.0         $768.6         $870.0


Our residential mortgage loan balances were increased by the purchase of $26.7 million in locally generated whole loans. We have also begun a small correspondent program whereby we purchase whole loans and their servicing from a few local, unaffiliated mortgage origination firms. Lastly, at the end of the year, we increased the number and expanded the geographic coverage of our commissioned, outside mortgage originators. These initiatives should continue to provide future growth opportunities.

Our commercial loan balances also increased in 1996. The opening of our Salem branch in 1995, and the expansion to Londonderry in 1996, gave the Company a broadened geographic market to serve commercial customers conveniently. This branch convenience aided the generation of all commercial lines of business. In addition to aggressive marketing and customer calling by our commercial lenders, a new initiative was undertaken to meet the needs of local, small businesses through the development of new competitively priced loan and deposit products.

The Community Business Banking Group was established at the end of the year. This group consists of calling officers dedicated solely to providing deposit and lending services to the many smaller businesses within our market area. It seems mandatory for all banks, no matter how large and geographically distant, to tout their services to small businesses. Our difference is that we mean it, not as part of a marketing image, but as a part of our core business in our local market. We make no claims on large, multi-state or multi-national businesses, but we believe that we can serve well the small businesses which comprise the bulk of economic activity in the Merrimack Valley.

                           RESIDENTIAL LOANS SERVICED
                                At December 31,
                                 (In millions)
                                    [Chart]
                           1994      1995     1996
                           ----      ----     ----
                          $965.9   $1283.1   $1426.0


CORE PROFITABILITY

The third objective, increasing core profitability, sought to increase the Company's net interest margin while improving the Company's operating efficiency. Earnings are improved both by increasing revenues and lowering costs. In our competitive banking environment, raising revenues is not done easily. On the expense side, opportunities are also limited. The Company enjoys one of the lowest efficiency ratios in the industry, indicating that the Company operates with lower costs than competing institutions. I am pleased to report that our already low efficiency ratio was lowered again in 1996.

We are pleased by the slight increase in the Company's net interest margin. This was partially accomplished through a realignment of the balance sheet. Our lowest yielding investment assets were sold and replaced by higher yielding lo ans. On the liability side, the growth in deposit balances allowed us to reduce our reliance on higher cost borrowings. The combination of higher yielding assets and lower cost deposits acted positively upon our net interest spread.

In 1996, we also looked to increase mortgage banking income. In June, we purchased servicing rights for $164 million of residential mortgage loans. The combination of the June purchase and the retention of all of our own originated servicing increased mortgage banking income by 33%.

Turning to the expense side, foreclosed properties declined 60% from $4.2 mill ion to $1.7 million. This reduction in other real estate owned had the beneficial effect of reducing expenses for real estate operations. Total non-performing assets declined by 22% from $15.9 million to $12.4 million. Further good news for

================================================================================
                                   [Graphic]
                              BANKING CONVENIENCE

At Andover Bank we believe customers deserve the most up-to-date banking conveniences available. That is why we added Bill Paying to our PC & Touchtone Banking services. Andover Bank customers can now use their personal computer or telephone to pay bills day or night. In 1996, we also introduced the Andover Bank MasterMoneytrademark Card, which both allows customers ready access to any ATM, and serves as a convenient payment alternative to cash or checks. While still a local bank committed to personal service, Andover Bank is also committed to offering innovative products and services that provide our customers with the utmost in convenience.

                                    [Photo]
                              The new Andover Bank
                          MasterMoney[trademark] Card.
================================================================================

================================================================================
                                   [Graphic]
                               COMMUNITY SERVICE

Andover Bank and its employees are constantly looking for ways to contribute and invest in our community. Lending funds for Central Catholic High School's recent renovations, serving meals at the Lawrence Boys and Girls Club, collecting more than 4,000 food items, and donating Bank and employee resources to the United Way are just a few examples of our efforts. At Andover Bank, we believe in investing not only our capital, but investing our hearts and hands.

                                    [Photo]
                  From Central Catholic High School (l. to r.)
                   Jill Albano, Edwin Corporun, Mark Lisavich
================================================================================


the future is the 28% reduction in all overdue loans.

The goal of expense reduction must be measured against the need to invest in technology for the future, not only to ensure growth, but also to remain competitive with our products and services. The goal of such expenditures is to provide enhancements to consumer transaction and savings products and to increase customer convenience . As an example, in 1996, we introduced Andover Bank Bill Paying, a service which allows the electronic payment of bills and the retrieval of complete account information 24-hours a day.


            HOUSEHOLD PENETRATION BY TOWN

         TOWN          HOUSEHOLD      MEDIAN
                       PENETRATION   HOUSEHOLD
                                      INCOME
     -----------------------------------------
     ANDOVER             56.0%       $61,070
     TEWKSBURY           47.0         52,573
     NORTH ANDOVER       47.0         51,692
     METHUEN             38.0         37,701
     LAWRENCE            25.0         22,183
     SALEM, NH           19.0         51,073

Based on 1990 Census Information and information obtained from inhouse MCIF relational database as of 12/31/96.

Also developed and tested in 1996, and soon to be available to all customers, is Andover Bank's MasterMoney[trademark] Card, a combined ATM and debit card which withdraws purchase amounts directly from a checking account. This single card allows easy access to cash and serves as a convenient payment alternative to either cash or check. Andover Bank remains committed to offering new products and services comparable to any offered by even the largest banks.

FUTURE

For the future, our focus will remain much as it has in the recent past. We will seek avenues of organic and external growth, selectively and prudently, never risking the fundamental strength of the institution. We will continue to strengthen our core businesses and core profitability. We will continue our commitment to technology to enhance service delivery and to improve basic procedures. Lastly, we will continue to examine non-traditional businesses, as opportunities and legislative changes allow.

Most of all, we will maintain a strong commitment to our customers and local communities. In the face of increasingly concentrated and distant competition, we believe that our focus and responsiveness to local consumers and small businesses offer bright and improving prospects for Andover Bancorp. We anticipate the future with enthusiasm.

As we look forward, we are mindful of, and grateful for, the past and continuing support of our shareholders, customers, employees, and communities.

Very truly yours,

/s/ Gerald T. Mulligan
Gerald T. Mulligan
President and Chief Executive Officer

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------


                                    FORM 10-K

                        FOR ANNUAL AND TRANSITION REPORTS
                    PURSUANT TO SECTIONS 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

                               ----------------


           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, $0.10 PAR VALUE
                        PREFERRED STOCK PURCHASED RIGHTS
                                (Title of class)

     Indicate by check mark whether: the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                       ---    ---
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]
     The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing sale price for the Registrant's Common Stock on March 3, 1997 as reported by NASDAQ, was $144,000,976.
     The number of shares outstanding of each of the Registrant's classes of Common Stock, as of the latest practicable date, is:

                 Class: Common Stock, par value $0.10 per share
               Outstanding as of March 3, 1997: 5,142,892 shares

                       DOCUMENTS INCORPORATED BY REFERENCE
     Portions of the Andover Bancorp, Inc. Definitive Notice of Annual Meeting and Proxy Statement for the 1997 Annual Meeting of Shareholders are incorporated by reference into Part III of Form 10-K.

     PRELIMINARY NOTE IN REGARD TO FORWARD-LOOKING STATEMENTS. This annual report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the registrant's actual results to differ materially from those contemplated by such forward-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results."


     CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS. The following important factors, among others, could cause actual results to differ materially from those contemplated by forward-looking statements made in this annual report on Form 10-K or presented elsewhere by management from time to time. Defined terms used elsewhere in this annual report have the same meanings herein as therein. A number of uncertainties exist that could affect the Company's future operating results, including, without limitation, the Banks' continued ability to originate quality loans, fluctuation of interest rates, real estate market conditions in the Banks' lending areas, general and local economic conditions, the Banks' continued ability to attract and retain deposits, the Company's ability to control costs, new accounting pronouncements, and changing regulatory requirements.

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

     The Banks are engaged principally in the business of attracting deposits from the general public and investing in residential and commercial real estate loans, in construction, consumer, and corporate loans, and in various securities. Emphasis is placed on both retail and corporate banking. Retail activities, an important source of franchise value to the Banks, consist of branch operations, home mortgage and consumer lending, and mortgage banking. The Banks offer a variety of retail products through branch offices, automated teller machines ("ATMs"), and product specialists. Corporate banking activities consist primarily of commercial real estate, construction, land and corporate lending. These are conducted primarily through loan officers and product specialists.

     The Company's financial performance in 1996 was positively impacted by a one-time gain (in the form of a tax benefit) of $2.5 million and a pre-tax credit of $225,000 for the execution of a merger termination agreement, partially offset by a pre-tax loss of $1.1 million from the sale of low yielding investments and the early extinguishment of debt. The Company's financial performance in 1995 was negatively impacted by a non-recurring, pre-tax charge to earnings of $1.0 million related to the terminated acquisition of Finest Financial Corp, the parent company of Pelham Bank and Trust Company. The financial performance of 1994 reflects the acquisition of Community Savings Bank ("Community" or the "Acquired Institution") on April 1, 1994. The acquisition was accounted for as a purchase, with all assets and liabilities recorded at fair value.

MARKET AREA

     The Bank's market area is centered in Andover, Massachusetts, approximately 25 miles north of downtown Boston and the Bank operates banking offices in the towns of Andover, Lawrence, Methuen, North Andover and Tewksbury, which serve those towns as well as surrounding communities in northeastern Massachusetts and in southern New Hampshire. ABNH's primary market area is comprised of communities in southern New Hampshire and operates banking offices in Salem and Londonderry, New Hampshire.

LENDING ACTIVITIES

     General. Lending is the principal business of the Banks and loans represent the largest portion of the Banks' assets. As of December 31, 1996, the loan portfolio, prior to the allowance for loan losses, amounted to $870.0 million or 72.2% of total assets. The Banks' loan portfolio increased 13.2% during 1996 resulting from higher loan origination volume and the purchase of $32.5 million in loans.

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

     The Banks originate a variety of other loans for consumer purposes. These include home equity, personal, and education loans, among others, and constitute an additional source of interest income in the loan portfolio. The consumer lending activities of the Banks complement their home mortgage activities and position them as full service retail lenders. The retail lending activities of the Banks complement their retail deposit gathering activities and strengthen their overall retail franchise in its market area.

     The Banks also originate non-retail or corporate loans, such as commercial real estate, commercial, construction and land loans. Historically, these types of loans have generated higher yields and returns than retail loans, but also involve additional risk. See "Risk Elements." They have also been viewed as a means of maintaining a diversified loan and asset portfolio. As of December 31, 1996, non-retail loans amounted to $190.9 million, prior to the allowance for loan losses.

     Residential Mortgage Loans. Residential mortgage loans totalling $620.0 million represented 71.3% of the total loan portfolio at December 31, 1996. Included in residential mortgage loans was $11.8 million in outstanding second mortgages made to facilitate the purchase of principal residences by borrowers needing large loan amounts under the Bank's "Econo-Max(R)" loan program. An additional $2.2 million in residential mortgage loans was held for sale at that date. During 1996, the Bank purchased from other banks and correspondent origination firms, $32.5 million of variable rate, locally originated residential whole loans.

     Nearly all of the loans in the residential mortgage portfolio are secured by houses located in Massachusetts or in southern New Hampshire. According to internal policy, the majority of these loans were written to be eligible for sale in the secondary mortgage market, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Residential mortgage loans include both fixed and adjustable rate mortgages with original terms of 5 to 30 years. The Bank remains an active seller of originated home mortgages in the secondary market.

     Commercial Real Estate Loans. At December 31, 1996, commercial real estate loans totalled $136.5 million, representing 15.7% of total loans. Approximately $50.4 million, or 36.9% of these loans, are secured by apartment buildings and multi-family residential properties. The balance of the commercial real estate loans is secured by commercial facilities, including office, retail and light manufacturing properties, small shopping centers, and various other types of commercial real estate. Commercial real estate loans generally amortize over a period of 15 to 25 years. Variable interest rates on such loans are generally set at a margin above either the one-year Treasury index or the prime rate as published in the Wall Street Journal and is subject to periodic adjustment. Commercial real estate loans with fixed interest rates are set at a margin above the Federal Home Loan Bank advance rate.

     Construction and Land Loans. Construction and land loans totalled $35.0 million at December 31, 1996, representing 4.0% of total loans. At that date, amounts committed to but not yet advanced in connection with such loans totalled an additional $17.8 million. At December 31, 1996, outstanding construction loans totalled $27.8 million and outstanding land loans (including loans for unimproved land and land development) totalled $7.2 million. Substantially all of the construction lending is for residential development of detached single-family homes. Construction and land loans generally have a term of two years, although the Banks typically are entitled to review and adjust the interest rate at the end of the first year. The interest rate generally is set at a margin above the prime rate as published in the Wall Street Journal.

     Consumer Loans. Consumer loans totalled $59.2 million at December 31, 1996, representing 6.8% of total loans. Home equity loans constitute the greatest portion of the Banks' consumer lending activity and totalled $41.7 million at December 31, 1996. At that date, unadvanced amounts relating to home equity loans totalled an additional $68.0 million. Home equity loans are offered both in fixed-rate and adjustable form with varying terms of 3 to 10 years. The adjustable rate loans are generally based on a margin over the prime rate as published in the Wall Street Journal. Home equity loans are subject to the same general underwriting standards as residential first mortgage loans.

     Commercial Loans. At December 31, 1996, commercial loans totalled $19.4 million, or approximately 2.2% of total loans. The interest rate on commercial loans generally varies at a margin above the prime rate as published in the Wall Street Journal. Commercial loans may be secured in whole or in part by real estate unrelated to the principal purpose of the loan or secured by inventories and receivables and are ordinarily guaranteed by the principals of the borrower.

     Loan Origination. Mortgage loans originate from a number of sources. These include realtor, builder and customer referrals, direct advertising and participation in home shows and other events. The Banks employ a number of mortgage loan originators who maintain regular contact with real estate firms and other sources of business and who respond to general mortgage inquiries. These mortgage specialists are assigned specific territories and receive commissions on closed mortgage loans. In 1996, according to available data on market share, Andover Bank ranked first in total home mortgages closed in each community where it had a branch office. Total residential mortgages originated in 1996 amounted to $168.3 million.

     Consumer loans are solicited by advertising and direct mail targeted to existing deposit and mortgage customers and, from time to time, selected market area households which have no customer relationship with the Banks. The primary origination activity in the consumer loan area relates to home equity lines of credit which totalled $22.1 million in 1996, while other consumer loan originations totalled $9.5 million.

     Commercial real estate, commercial, construction and land loans are originated from direct solicitation of existing and prospective customers and from a variety of referral sources. The Banks originated $94.4 million in such loans during 1996.

RISK ELEMENTS

     General. Overbuilding and the weakened New England economy and real estate market were the principal causes for the past deterioration of the loan portfolio. The Company's operating results continue to be adversely affected by the loss of interest income from nonaccruing loans and restructured loans, provision for losses on loans and other real estate owned and costs associated with collecting, holding and disposing of non-performing assets. For further information concerning the composition of the loan portfolio, nonaccrual loans, the allowance for loan losses, and other real estate owned, see Notes 4 and 6 of Notes to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Risk Elements."

     Non-performing Assets. Non-performing assets consist of nonaccruing loans and other real estate owned. During 1996, non-performing assets decreased 21.6% or $3.4 million from 1995 levels, to $12.4 million and amounted to 1.0% of total assets at year-end. The Company places all loans, regardless of collateral values, on nonaccrual status when principal or interest is past due 90 days or more. Loans for which payments are less than 90 days past due are placed on nonaccrual status where there exists serious doubt as to collectibility. At December 31, 1996, the Bank had $10.7 million in nonaccruing loans and $1.7 million in other real estate owned.

     Through periodic provisions charged to expense, the Banks maintain an allowance for losses on loans. The provision for loan losses totalled $2.6 million and $1.3 million in 1996 and 1995, respectively, primarily due to loan growth and continued additions to non-performing loans. The provision in 1996 was negatively impacted by the deterioration of a previously reported problem loan which resulted in a charge-off totalling $760,000. There was no provision for loan losses in 1994 due to the progress in reducing non-performing assets during 1994.

     Significant Risk Elements. The largest concentration included in risk elements at December 31, 1996, was non-performing assets within the City of Lawrence with a carrying value of $7.4 million, or approximately 60% of non-performing assets. This concentration of non-performing assets includes non-owner occupied, multi-family housing. The largest non-performing relationship includes 12 loans totalling $1.0 million to one borrower. Real estate in Lawrence has been particularly hard hit by increasing vacancies, partially as a result of the reduction in rental assistance provided by state and federal agencies. Current unit carrying amounts of other real estate owned have been adjusted to at or below current appraised values. Andover expects that the disposition of other real estate owned will continue to involve a significant allocation of management resources and administrative expenses.

     Current Market Conditions. The New England region, including those portions of northeastern Massachusetts and southern New Hampshire that constitute Andover's market area, experienced a significant economic decline in the early 1990's. While stabilization has appeared in certain sectors of the economy and real estate markets, the reverberations of the economic decline will continue to be felt in 1997. The effects of the economic downturn and resultant oversupply were especially evident in the condominium and commercial real estate markets, where prices had declined substantially in many cases. Slow rentals and sales, at declining rents and prices, had in turn affected the ability of some developers to repay or refinance their commercial real estate, construction and land loans. Additionally, numerous bank failures placed properties into the hands of federal liquidators who were concerned in large part with a property's current liquidation. The continued liquidation of these properties will likely keep prices deflated on commercial real estate and multi-family homes for the foreseeable future. In the single-family sector, prices also suffered over the past several years. However, prices for single-family homes appear to have stabilized with origination volumes being sensitive to market interest rates.

INVESTMENT ACTIVITIES

     The investment portfolio, an important component of Andover's diversified asset structure, is a source of earnings in the form of interest and dividends, provides for diversification and is a source of liquidity. Overall, the portfolio, comprised of mortgage-backed securities, corporate bonds, U.S. Treasury and federal agency securities and short-term investments, represented 23.0% of total assets or $276.7 million as of December 31, 1996.

     Loans generally provide a better return than securities available for investment. In the third quarter of 1996, the Company restructured its balance sheet by selling $40 million of low yielding securities at a loss of $870,000. The majority of the securities were then replaced with similar securities at higher yields during the fourth quarter of 1996. In the fourth quarter of 1995, the Company reduced its investments available for sale portfolio to purchase residential whole loans. The primary component of the total investment portfolio is mortgage-backed securities which accounted for 66.2% of total investments at December 31, 1996. The remaining portfolio is comprised of other high grade investment securities.

     Overall, in 1996, the total investment portfolio produced interest and dividend income of $19.3 million as compared with $23.0 million in 1995 for the reasons noted above. The investment portfolio and the sale of loans generated net losses on sales, redemptions and the marking of certain securities to market of $265,000 in 1996 as compared to net gains of $327,000 in 1995. Included in the $265,000 loss for 1996 was the loss resulting from the balance sheet restructuring in the third quarter of 1996. For additional information on investments, see Notes 1 and 3 of Notes to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Investments."

DEPOSITS AND OTHER SOURCES OF FUNDS

     The Banks' major sources of funds are deposits, borrowings, principal payments on loans and mortgage-backed securities, and maturities of investments. Borrowings are generally used to fund long-term assets and short-term liquidity requirements or to manage interest rate risk. Total deposits amounted to $824.3 million at December 31, 1996.

     The Bank is a member of the Federal Home Loan Bank of Boston ("FHLB") and is authorized to borrow funds to meet withdrawals of savings deposits or expansion of the loan and investment portfolios. These borrowings are subject to collateral requirements and borrowing limitations. As part of the 1996 third quarter balance sheet restructuring, the Bank elected early prepayment of selected above market FHLB advances. An extraordinary pretax loss of $298,000 was incurred on the extinguishment of $19.1 million of such borrowings. The Banks also have available various other sources of funds, including secured borrowings, federal funds lines of credit from commercial banks and reverse repurchase agreements from brokerage firms, FHLMC and FNMA. In addition, the Banks have established overnight repurchase agreements with corporate customers. The Banks may also obtain funds from the Federal Reserve Bank of Boston by pledging certain assets. At December 31, 1996, total borrowings outstanding from these sources amounted to $274.4 million.

     For additional information concerning the composition and maturity of deposits and borrowings, see Notes 9, 10 and 11 of Notes to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Deposits -- Asset and Liability Management -- Liquidity -- Capital Resources."

OTHER SERVICES

     Investment Services. The Banks make investment and brokerage services available to their customers through Liberty Securities Corporation. Two fully licensed brokers of Liberty Securities located at the Bank's headquarters are available for consultation on investment opportunities, including mutual funds, municipal bonds, government-backed securities and annuities. The Bank received income of approximately $71,000 from these services in 1996.

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

SUPERVISION AND REGULATION

     General. The Company and the Banks are heavily regulated. As a multi-bank holding company, Andover is supervised by the Board of Governors of the Federal Reserve System ("FRB") and it is also subject to the jurisdiction of the Massachusetts Board of Bank Incorporation. As a Massachusetts-chartered savings bank, the

Bank is subject to regulation and supervision by the FDIC and the Massachusetts Commissioner of Banks. As a New Hampshire-chartered guaranty savings bank, ABNH is subject to regulation and supervision of the FDIC and the New Hampshire Commissioner of Banks.

     Federal Deposit Insurance Corporation. The FDIC insures the Banks' deposit accounts to the $100,000 maximum per separately insured account. The Banks are subject to regulation, examination, and supervision by the FDIC and to reporting requirements of the FDIC. The FDIC has adopted requirements setting minimum standards for capital adequacy and imposing minimum leverage capital ratios. The Banks exceeded all applicable requirements at December 31, 1996. Furthermore, under the capital standards established pursuant to the FDIC Improvement Act of 1991, the Banks are currently well-capitalized.

     Massachusetts Commissioner of Banks and New Hampshire Commissioner of Banks. Massachusetts and New Hampshire statutes and regulations govern, among other things, investment powers, lending powers, deposit activities, maintenance of surplus and reserve accounts, the distribution of earnings, the payment of dividends, issuance of capital stock, branching, acquisitions and mergers and consolidations. Massachusetts and New Hampshire banks that do not operate in accordance with the regulations, policies and directives of the respective Commissioner of Banks may be subject to sanctions for noncompliance. The Commissioners may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the Banks' business in a manner which is unsafe, unsound or contrary to the depositor's interest, or been negligent in the performance of their duties.

     In response to a Massachusetts law enacted in 1996, the Massachusetts Commissioner has proposed rules that generally would give Massachusetts banks powers equivalent to those of national banks. The Massachusetts Commissioner also has adopted procedures expediting branching by strongly capitalized banks.

     Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), different types of interstate transactions and activities will be permitted, each with different effective dates. Interstate transactions and activities provided for under the law include: (i) bank holding company acquisitions of separately held banks in a state other than a bank holding company's home state; (ii) mergers between banks with different home states, including consolidations of affiliated banks; (iii) establishment of interstate branches either de novo or by branch acquisition; and (iv) affiliate banks acting as agents for one another for certain banking functions without being considered a "branch". In general, subject to certain limitations, nationwide interstate acquisitions are now permissible, irrespective of state law limitations other than limitations related to deposit concentrations and bank age requirements. Interstate mergers will be permissible on June 1, 1997, unless a state either passes legislation either to prevent or to permit the earlier occurrence of interstate mergers. States may at any time enact legislation permitting interstate branching either de novo or through acquisition. Affiliated banks may act as agents for one another beginning one year after enactment. Each of the transactions and activities must be approved by the appropriate federal bank regulator, with separate and specific criteria established for each category.

     In 1996, Massachusetts enacted interstate banking laws in response to Riegle-Neal. The laws permit, subject to certain deposit and other limitations, interstate acquisitions, mergers and branching on a reciprocal basis. The new interstate banking law is likely to make it easier for out-of-state institutions to attempt to purchase or otherwise acquire or to compete with Andover Bank in Massachusetts, and similarly makes it easier for Massachusetts banks to compete outside the state.

EMPLOYEES

     At December 31, 1996, Andover had 261 full-time equivalent employees. None of the employees of Andover are represented by a collective bargaining group and management considers relations with its employees to be good.

SUBSIDIARIES

     Andover has two direct subsidiaries, the Bank and ABNH. The Bank has five wholly-owned subsidiaries. Four of its subsidiaries were organized to hold real property acquired by the Bank by foreclosure or acceptances of deeds in lieu of foreclosure. The fifth subsidiary, ASB Development Corp. ("ASB"), has four subsidiaries and holds title to a portion of Andover's main office, the loan operation building and to other income producing property. One subsidiary of ASB holds real estate property that comprises a portion of Andover's main office location. Two other subsidiaries of ASB were organized as Massachusetts security corporations to take advantage of beneficial state tax treatment related to the holding of certain investments. The fourth subsidiary of ASB, Andover Preferred Capital Corporation ("APCC"), is 99 percent owned by ASB and is a Massachusetts business corporation which has elected to be taxed as a real estate investment trust for federal and Massachusetts tax purposes. APCC holds mortgage loans which were previously originated by Andover Bank. ABNH currently has no subsidiaries.

ITEM 2.  PROPERTIES

     Andover conducts its business from its main office and other properties listed below, all of which are considered to be in good condition and adequate for the purposes for which they are used. Andover also serves customers through its affiliation with three Automatic Teller Machine ("ATM") networks: NYCE(R), EXCHANGE(R) and CIRRUS(R) with over 260,000 ATM locations worldwide. The following table sets forth certain information relating to bank premises owned or used by Andover in conducting its business.

                                                                       OWNED OR
LOCATION                                                                LEASE
---------                                                              --------


Andover Bank
------------
Main Office:
      Andover
         61 Main Street..................................................Owned
         31-45 Main Street-Annex.........................................Owned
         11 Chestnut Street..............................................Owned

Branches:
      Lawrence
         450 Essex Street................................................Owned
         305 South Broadway..............................................Owned

      Methuen
         547 Broadway....................................................Owned
         91 Pleasant Valley Street (1)...................................Owned
         228 Haverhill Street............................................Owned

      North Andover
         108 Main Street.................................................Owned
         1077 Osgood Street (ATM only) (2)..............................Leased

      Tewksbury
         995 Main Street.................................................Owned
         2171 Main Street (3)...........................................Leased

      Andover
         159 River Road..................................................Owned

Andover Bank NH
---------------
Main Office:
      Salem
         130 Main Street (4)............................................Leased

Branch:
      Londonderry
         62 Nashua Road..................................................Owned

---------------


(1) Land is held under a ground lease which expires December 1, 2006, with renewal options for an additional 59 years.

(2) Lease expires May 31, 2001, with renewal options for an additional ten years.

(3) Lease expires January 31, 1999, with renewal options for an additional five years.

(4) Lease expires July 31, 1997, with renewal options for an additional six years.

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

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     None.

                                PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
        MATTERS

STOCK PRICES AND DIVIDENDS

     Andover's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market(SM) under the symbol: ANDB. On February 21, 1997, there were approximately 2,562 holders of record of the 5,135,330 shares of Andover Common Stock outstanding.

     The following table sets forth the comparative market prices per share of Andover Common Stock based on high and low sale prices as reported on by Nasdaq(R) and the dividends per share that have been declared by Andover, for the periods indicated. All per share information has been restated for all periods to reflect the Company's 20% stock dividend distributed to shareholders on November 13, 1996.



                                                       PRICE      DIVIDENDS
                                                                  DECLARED
                  QUARTER ENDED                    HIGH     LOW   PER SHARE
                  -------------                   ------   -----  ---------
      1994   March 31, 1994.....................  $16.35  $12.40   $.0833
      ----   June 30, 1994......................   18.12   13.96    .0833
             September 30, 1994.................   17.29   14.17    .0833
             December 31, 1994..................   14.48   11.25    .0833

      1995   March 31, 1995.....................  $15.73  $11.77   $.0833
      ----   June 30, 1995......................   16.56   13.85    .0833
             September 30, 1995.................   18.85   15.31    .1000
             December 31, 1995..................   19.37   17.19    .1000

      1996   March 31, 1996.....................  $19.69  $16.87   $.1000
      ----   June 30, 1996......................   23.33   17.81    .1250
             September 30, 1996.................   22.19   19.06    .1250
             December 31, 1996..................   29.25   21.09    .1500

     The payment of dividends by Andover is subject to the discretion of Andover's Board of Directors. Holding companies such as Andover engage in no business other than acting as the holding company of their subsidiaries. The only funds available to Andover for the payment of dividends are cash and cash equivalents held at the holding company level, dividends paid by the Banks to Andover, and borrowings. ABNH will be severely limited in its ability to pay dividends during its initial years of operation. At December 31, 1996, Andover held $3.0 million in cash and interest-bearing deposits at the holding company level.

     Dividend payments totalled $2.6 million in 1996 and $1.9 million in 1995. On January 23, 1997, a dividend of $.15 per share was declared, payable on February 18, 1997. See Note 13 to the "Consolidated Financial Statements."

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes selected consolidated financial data of Andover at or for the periods indicated, and should be read in conjunction with the consolidated financial statements and related notes thereto included in
Item 8 of this Report.


                                                                AT DECEMBER 31,
                                               --------------------------------------------------
                                               1996        1995      1994         1993       1992
                                               ----        ----      ----         ----       ----
                                             (DOLLARS IN THOUSANDS, EXCEPT NUMBER OF OFFICES DATA)
BALANCE SHEET DATA:
    Total assets..........................  $1,204,813  $1,110,847  $1,058,672  $831,908  $784,284
    Total loans...........................     870,035     768,598     645,037   456,813   384,965
    Allowance for loan losses.............      12,229      11,665      12,343    13,392    16,054
    Investments(1)........................     276,651     285,232     352,685   294,969   292,825
    Assets held for sale..................       2,220       5,162       2,507    32,280    50,946
    Deposits..............................     824,311     743,205     727,858   558,773   539,765
    Borrowed funds........................     274,418     272,626     251,185   197,637   178,226
    Stockholders' equity..................      95,846      85,165      72,522    70,885    61,718
    Non-performing assets.................      12,382      15,785      23,312    24,651    40,353
    Number of banking offices.............          12          11          10         8         8


                                                         YEARS ENDED DECEMBER 31,
                                              ------------------------------------------
                                              1996     1995     1994      1993      1992
                                              ----     ----     ----      ----      ----
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
      Interest and dividend income .........  $83,823  $76,886  $63,585  $52,531  $51,710
      Interest expense .....................   48,529   44,552   33,421   26,034   28,262
                                              -------  -------  -------  -------  -------
      Net interest and dividend income .....   35,294   32,334   30,164   26,497   23,448
      Provision for loan losses ............    2,555    1,295     --       --        750
      Net gains (losses) from sales of
        assets held for sale and
        investments (1) ....................     (265)     327     (234)     396    2,729
      Losses on real estate operations .....   (1,542)  (2,003)  (2,617)  (4,547) (10,381)
      Other income .........................    5,872    5,469    4,039    2,885    4,470
      Merger expense (recovery) ............     (225)   1,000     --       --       --
      Non-interest expense .................   21,113   18,860   17,528   15,224   14,615
                                              -------  -------  -------  -------  -------
      Income before income tax expense
        (benefit) and extraordinary item ...   15,916   14,972   13,824   10,007    4,901
      Income tax expense (benefit) .........    3,264    5,634    4,781    2,449   (3,009)
                                              -------  -------  -------  -------  -------
      Income before extraordinary item .....   12,652    9,338    9,043    7,558    7,910
      Extraordinary item ...................     (173)    --       --       --       --
                                              -------  -------  -------  -------  -------
      Net income ...........................  $12,479  $ 9,338  $ 9,043  $ 7,558  $ 7,910
                                              =======  =======  =======  =======  =======

PER SHARE DATA: (3)
      Net income before extraordinary item..  $  2.47  $  1.85  $  1.80  $  1.53  $  1.61
      Extraordinary item ...................    (0.03)    --       --       --       --
                                              -------  -------  -------  -------  -------
      Net income ...........................  $  2.44  $  1.85  $  1.80  $  1.53  $  1.61
                                              =======  =======  =======  =======  =======
      Dividends declared ...................     0.50     0.37     0.33     0.13     0.00
      Book value at end of period ..........    18.67    16.75    14.36    14.24    12.55
      Book value (2) .......................    18.61    16.71    15.28    13.86    12.55

SELECTED FINANCIAL RATIOS:
      Return on average assets .............     1.08%    0.87%    0.94%    0.96%    1.12%
      Return on average equity (2) .........    13.89    11.51    12.36    11.60    13.93
      Average equity as a percentage
         of average assets (2) .............     7.76     7.59     7.57     8.30     8.03
      Dividend payout ratio ................    20.49    20.00    18.33     8.50      N/A
      Weighted average interest rate
         spread.............................     2.66     2.71     2.91     3.20     3.17
      Net yield on average earning assets ..     3.16     3.14     3.26     3.56     3.53

------------------


(1) Includes investment securities, mortgage-backed securities and short-term investments, both available for sale and held to maturity.
(2) Excludes the effect of SFAS No. 115.
(3) The per share data has been restated for all periods to reflect a 20% stock dividend distributed on November 13, 1996.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION


     General. The Company's results of operations depend to a great extent on the Banks' net interest income, the difference between income earned on their loan and investment portfolios and the interest paid on their deposits and borrowed funds, the size of the provisions for loan losses and losses on real estate operations and operating expenses. Net interest income is primarily affected by the level of earning assets as a percentage of total assets, the level of interest-bearing liabilities, yields earned on assets and rates paid on liabilities. Earnings are also affected by non-interest income which consists primarily of mortgage banking income, transaction account fees, gains and losses on sales of the investment portfolio and real estate operations. The levels of operating expenses and income taxes also affect earnings.

     The following is a discussion and analysis of the Company's consolidated results of operations for the last three years and its financial condition at the end of fiscal 1996 and 1995. In order to understand this section in context, it should be read in conjunction with the Consolidated Financial Statements and accompanying footnotes.

     The following also contains forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those contemplated by such forward-looking statements. These factors include, without limitation, those set forth under the caption "Certain Factors That May Affect Future Results."

RESULTS OF OPERATIONS

     Andover generated net income of $12.5 million or $2.44 per share, $9.3 million or $1.85 per share and $9.0 million or $1.80 per share in 1996, 1995 and 1994, respectively. Andover's return on average assets increased to 1.08% in 1996 compared to 0.87% in 1995 and 0.94% in 1994. Return on average stockholders' equity increased to 13.89% in 1996 compared to 11.51% in 1995 and 12.36% in 1994. The Company's financial performance in 1996 was positively impacted by a one-time gain (in the form of a tax benefit) of $2.5 million and a pre-tax credit of $225,000 for the execution of a merger termination agreement, partially offset by a pre-tax loss of $1.1 million from the sale of low-yielding investments and the early extinguishment of debt. The financial performance in 1995 was negatively impacted by a pre-tax charge to earnings of $1.0 million taken in connection with the failed acquisition of Finest Financial Corp., the parent company of Pelham Bank and Trust Company.

     Net Interest and Dividend Income. Net interest and dividend income was $35.3 million in 1996, up from $32.3 million in 1995 and $30.2 million in 1994. Net interest income increased $3.0 million during 1996 as a result of higher average earning asset volumes. Market interest rates have been fairly volatile over the past several years. The impact of the growth in interest-earning assets during 1996 was partially muted by the continued contraction in the interest rate spread. This contraction is primarily the result of increased rates paid on deposits and totalled 2.66% in 1996. The yield on interest-earning assets increased slightly in 1996 to 7.50% while the rate paid on interest-bearing deposits experienced a modest increase to 4.84%. Since the average earning assets rose faster than the average interest-bearing liabilities, the net yield increased 2 basis points in 1996 to 3.16%. During 1995, market interest rates decreased from the levels experienced in 1994, although they remained at levels above those experienced in 1993 and 1992. With this decline in 1995, the rates paid on liabilities and yields earned on assets increased during the year due to the lagged nature of many of the Company's assets and liabilities. This combination led to an increase of 60 basis points in the yield on average earning assets to 7.47% while the rate paid on average interest-bearing liabilities increased 80 basis points to 4.76%. The net impact of these increases led to a decline of 12 basis points on the net yield on earning assets during 1995 to 3.14% from 3.26% in 1994. The amount of foregone interest income from nonaccruing and restructured loans totalled $909,000 in 1996, $1.0 million in 1995 and $1.1 million in 1994.

     Average earning assets increased 8.6% in 1996 to $1,118.1 million at December 31, 1996, and increased 11.3% in 1995 to $1,029.6 million as of December 31, 1995. The increase in each of the two years was primarily due to higher loan growth resulting from increased loan originations as well as loan purchases.

     Total average loans increased $146.4 million during 1996 and $101.7 million during 1995 primarily due to retained loan originations and whole loan purchases. The yield on real estate loans decreased 2 basis points during 1996 to 7.74% while increasing 68 basis points in 1995 to 7.76%. The reasons for the yield on real estate loans going in an inverse direction with market interest rates is due to the lag in the repricing of the variable rate loans as well as the repricing limitation of only 2% during one year. The yield on consumer loans decreased 58 basis points during 1996 to 8.56% while increasing 113 basis points during 1995 to 9.14%. The yield on commercial loans increased 158 basis points during 1996 to 9.63% and increased 327 basis points in 1995 to 11.21%. Consumer and commercial loans were affected by a stable prime rate during 1996 after increasing the prior two years. The decline in the consumer and commercial loan yields during 1996 were primarily due to competitive pricing reasons as well as a higher proportion of fixed rate loans. Commercial loans were favorably impacted by a reduction in nonaccrual loans and higher amortized fee income during 1995.

     The volatility in the interest rates has also impacted the yields earned on the investment portfolio. The yield on short-term investments decreased 57 basis points during 1996 to 5.24% and increased 184 basis points in 1995 to 5.81%. The yields earned on investment securities decreased 15 basis points to 6.09% in 1996 while decreasing modestly in 1995 to 6.24%. The yield on mortgage-backed securities increased 11 basis points during 1996 to 6.82% and increased 23 basis points in 1995 to 6.71%.

     The rate paid on deposits increased 18 basis points in 1996 to 4.43% and 80 basis points in 1995 to 4.25%. Core deposits, which include NOW, savings and money market accounts, have rates lower than those paid by certificates of deposit. While the Company has been able to keep the rates paid on the core deposits fairly low overall during 1996, there have been increases in the rates paid in each of the past two years. Core deposit balances, however, have remained fairly stable during that same time period and totalled approximately $269 million. Certificates of deposit average balances increased $26.3 million and the rates paid increased 15 basis points during 1996, while also increasing $88.3 million and 85 basis points, respectively, in 1995.

     In order to fund the growth in average earning assets, the Company has continued its reliance on borrowed funds as an alternative source of funds. During 1996, the average balance on borrowed funds increased $39.4 million and the rate paid decreased 31 basis points to 5.85% while in 1995, average balances increased $23.7 million and the rate paid increased 79 basis points to 6.16%. The decline in the rate paid is partly attributable to the early extinguishment of $19.1 million of borrowed funds in the third quarter of 1996.

     Overall, the continued compression in the margins over the past two years have led to an interest rate spread of 2.66% in 1996, down 5 basis points from 2.71% in 1995. The decline in the spread in 1995 totalled 20 basis points.

   The following table presents an analysis of the average yields earned and rates paid for the years indicated.

                                                           YEARS ENDED DECEMBER 31,
                                   -------------------------------------------------------------------------------------------------
                                                1996                              1995                              1994
                                   -------------------------------------------------------------------------------------------------
                                              INTEREST   AVERAGE                 INTEREST   AVERAGE               INTEREST   AVERAGE
                                   AVERAGE     EARNED/    YIELD/      AVERAGE     EARNED/    YIELD/    AVERAGE     EARNED/    YIELD/
                                   BALANCE      PAID      RATE        BALANCE      PAID      RATE      BALANCE      PAID      RATE
                                   -------      ----      ----        -------      ----      ----      -------      ----      ----
                                                                   (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Short-term investments ....  $   10,874     $   570      5.24%   $   10,775      $   626     5.81%   $  5,220   $   207     3.97%
  Investment securities (1)..      88,347       5,380      6.09       112,342        7,009     6.24     102,458     6,406     6.25
  Mortgage-backed
   securities (1) ...........     195,137      13,304      6.82       229,111       15,375     6.71     241,574    15,656     6.48
                               ----------     -------              ----------      -------             --------   -------
 Total investments ..........     294,358      19,254      6.54       352,228       23,010     6.53     349,252    22,269     6.38
                               ----------     -------              ----------      -------             --------   -------
  Real estate loans(1) (2)...     749,407      57,998      7.74       609,485       47,313     7.76     513,481    36,345     7.08
  Consumer loans(2) .........      55,081       4,717      8.56        50,606        4,625     9.14      48,870     3,915     8.01
  Commercial loans(2) .......      19,255       1,854      9.63        17,295        1,938    11.21      13,292     1,056     7.94
                               ----------     -------              ----------      -------             --------   -------
   Total loans ..............     823,743      64,569      7.84       677,386       53,876     7.95     575,643    41,316     7.18
                               ----------     -------              ----------      -------             --------   -------
   Total interest-earning
   assets....................   1,118,101      83,823      7.50%    1,029,614       76,886     7.47%    924,895    63,585     6.87%
                                              -------                              -------                        -------
Allowance for loan losses ...     (11,846)                            (11,749)                          (13,826)
Other real estate owned .....       2,869                               6,720                            12,014
Other assets ................      49,655                              44,336                            43,139
                               ----------                             -------                          --------

   Total assets .............  $1,158,779                          $1,068,921                          $966,222
                               ==========                          ==========                          ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing deposits:
  NOW accounts...............  $   66,708     $   661      0.99%   $   63,049      $   711     1.13%   $ 61,518   $   725     1.18%
  Regular savings accounts ..      76,506       1,800      2.35        71,659        1,554     2.17      76,357     1,512     1.98
  Money market deposit
   accounts .................     125,923       3,639      2.89       133,989        3,548     2.65     150,557     3,460     2.30
  Certificates of deposit ...     445,682      25,592      5.74       419,385       23,433     5.59     331,076    15,677     4.74
                               ----------     -------                --------      -------             --------   -------
   Total interest-bearing
      deposits ..............     714,819      31,692      4.43       688,082       29,246     4.25     619,508    21,374     3.45
                               ----------     -------                --------      -------             --------   -------
Borrowed funds:
  Reverse repurchase
   agreements ...............      15,062         783      5.20        14,798          897     6.06      25,228     1,089     4.32
  Notes payable .............     272,655      16,054      5.89       233,489       14,409     6.17     199,310    10,958     5.50
                               ----------     -------                --------      -------             --------   -------
   Total borrowed funds .....     287,717      16,837      5.85       248,287       15,306     6.16     224,538    12,047     5.37
                               ----------     -------                --------      -------             --------   -------
   Total interest-bearing
      liabilities............   1,002,536      48,529      4.84%      936,369       44,552     4.76%    844,046    33,421     3.96%
                                              -------                              -------                        -------

Demand deposits .............      57,913                              45,328                            43,592
Other liabilities ...........       8,465                               6,111                             5,410
                               ----------                             -------                          --------
   Total liabilities ........   1,068,914                             987,808                           893,048

Stockholders' equity ........      89,865                              81,113                            73,174
                               ----------                             -------                          --------
   Total liabilities and stock-
      holders' equity........  $1,158,779                          $1,068,921                          $966,222
                               ==========                          ==========                          ========
Net interest income .........                 $35,294                              $32,334                        $30,164
                                              =======                              =======                        =======

Interest rate spread ........                              2.66%                               2.71%                          2.91%
                                                           ====                                ====                           ====
Net yield on earning assets .                              3.16%                               3.14%                          3.26%
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


                                                             YEARS ENDED DECEMBER 31,
                                           ----------------------------------------------------------
                                             1996 COMPARED TO 1995            1995 COMPARED TO 1994
                                           ---------------------------    ---------------------------
                                               INCREASE                        INCREASE
                                              (DECREASE)                      (DECREASE)
                                                DUE TO                         DUE TO
                                           ---------------                ----------------
                                           VOLUME     RATE       TOTAL    VOLUME      RATE      TOTAL
                                           ------     ----       -----    ------      ----      -----
                                                                 (IN THOUSANDS)
Interest and Dividend Income
 Loans:
  Real estate .........................  $10,829    $ (144)    $10,685    $7,228     $3,740    $10,968
  Consumer ............................      394      (302)         92       143        567        710
  Commercial ..........................      206      (290)        (84)      373        509        882
                                         -------    ------     -------    ------     ------    -------
    Total interest on loans ...........   11,429      (736)     10,693     7,744      4,816     12,560
                                         -------    ------     -------    ------     ------    -------

Investments:
 Short-term investments ...............        6       (62)        (56)      292        127        419
 Investment securities ................   (1,465)     (164)     (1,629)      617        (14)       603
 Mortgage-backed securities ...........   (2,313)      242      (2,071)     (825)       544       (281)
                                         -------    ------     -------    ------     ------    -------
   Total interest and dividends on
     investments ......................   (3,772)       16      (3,756)       84        657        741
                                         -------    ------     -------    ------     ------    -------
   Total interest and dividend
     income ...........................    7,657      (720)      6,937     7,828      5,473     13,301
                                         -------    ------     -------    ------     ------    -------

Interest Expense
 Savings deposits .....................       10       277         287      (405)       521        116
 Time certificates ....................    1,498       661       2,159     4,631      3,125      7,756
 Reverse repurchase agreements ........       16      (130)       (114)     (542)       350       (192)
 Notes payable ........................    2,330      (685)      1,645     2,013      1,438      3,451
                                         -------    ------     -------    ------     ------    -------
   Total interest expense .............    3,854       123       3,977     5,697      5,434     11,131
                                         -------    ------     -------    ------     ------    -------

Net increase (decrease) in net interest
   and dividend income ................  $ 3,803    $ (843)    $ 2,960    $2,131     $   39    $ 2,170
                                         =======    ======     =======    ======     ======    =======

     Provision for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to the statement of operations. Assessing the adequacy of the allowance for loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet estimated losses in the loan portfolio after weighing various factors. Among the factors management may consider are the quality of specific loans, risk characteristics of the loan portfolio generally, the level of nonaccruing loans, current economic conditions, trends in delinquencies and charge-offs, and collateral values of the underlying security. Ultimate loan losses may vary significantly from current estimates and future additions may be necessary. In addition, regulatory agencies, as an integral part of the examination process, review the Banks' allowance and may require the Banks to provide additions to the allowance based on their assessment, which may differ from management's assessment.

     The provision for loan losses in 1996 and 1995 was $2.6 million and $1.3 million, respectively. There was no provision for loan losses in 1994. Net charge-offs amounted to $2.0 million in 1996 compared to $2.0 million in 1995 and $2.8 million in 1994. The increased provision in 1996 was due to loan growth of 13% on top of the prior year's loan growth and the deterioration of a previously reported problem loan resulting in a charge-off of $760,000. Among the factors used to determine that a provision was necessary in 1995 were the level of nonaccrual and restructured loans, delinquencies and charge-offs. Additionally, growth in the loan portfolio of over 19% contributed to the need for a provision in 1995. The contributing factors that led to management's conclusion that no provision for loan losses was needed in 1994 were the decline in the risk characteristics of loans over the prior two years and the resulting allowance coverage as a percentage of nonaccruing loans.


     While management believes that it has been reasonable in its analysis of the allowance for loan losses and in estimating the net fair values of other real estate owned, management is unable to predict the ultimate course of the economy or the extent of its impact on the Company's financial condition. See "Financial Condition -- Risk Elements" and Notes 1 and 4 to the "Consolidated Financial Statements."

     Non-interest Income. The Company recorded income from non-interest sources of $4.1 million in 1996, $3.8 million in 1995 and $1.2 million in 1994. The increases of $272,000 in 1996, $2.6 million in 1995 and $2.5 million in 1994 were primarily due to a reduction in the losses on real estate operations and an increase in mortgage banking income.

     Net losses from sales and redemptions of investments totalled $686,000 in 1996, as compared to net gains of $272,000 in 1995 and $236,000 in 1994. The loss on sale of investments in 1996 was primarily due to the balance sheet restructuring whereby the Company sold approximately $40 million of low yielding investments at a loss of $870,000 in the third quarter. See "Financial Condition -- Investments" and Notes 1 and 3 to the "Consolidated Financial Statements."

     The Company recorded net gains on assets held for sale of $421,000 in 1996 and $55,000 in 1995 as compared to net losses of $470,000 in 1994. Included in the net gains on assets held for sale for 1996 was $423,000 resulting from the adoption of new accounting rules on originated mortgage servicing rights (SFAS
122). Additionally, gains resulting from the capitalization of excess mortgage servicing fees totalled $264,000, $144,000 and $444,000, respectively, for the years ending December 31, 1996, 1995 and 1994. The gains in 1995 were primarily due to a reduction of the unrealized loss on loans held for sale whose fair value was below amortized cost at December 31, 1994. The losses in 1994 were primarily the result of selling mortgage-backed securities in a rising interest rate environment and a loss of $122,000 on the transfer of loans originally held for sale to the loan portfolio. See Notes 1 and 2 to the "Consolidated Financial Statements."

     Andover may incur gains and losses on the sale of the loans that it originates. These loans are generally securitized prior to sale in the form of mortgage-backed securities which are guaranteed by a government agency and are then held for sale. Because loans held for sale are stated at the lower of cost or market value and mortgage-backed securities held for sale are stated at fair value, periods of rising interest rates cause the values of loans and mortgage-backed securities held for sale to decrease, resulting in a charge to income. The Company frequently enters into forward delivery contracts to reduce exposure to this risk from rising interest rates. Forward delivery contracts may, however, increase exposure to the risk from declining interest rates if sufficient loans or mortgage-backed securities held for sale bearing interest rates specified by the contracts are not available to meet the delivery schedules under the contracts. See Note 18 to the "Consolidated Financial Statements."

     Losses on real estate operations totalled $1.5 million in 1996, $2.0 million in 1995 and $2.6 million in 1994. Real estate operations consist of the provision for the valuation allowance, operating and administrative costs of maintaining other real estate owned, gains or losses on sales of properties and costs associated with the foreclosure of nonaccrual properties. The Company accounts for other real estate owned at the lower of cost or estimated net fair value. Declines in value subsequent to foreclosure or substantive repossession result in a charge to the valuation allowance.

     Replenishing the valuation allowance caused by charge-offs taken as a result of declines in value resulted in a charge of $554,000, $750,000 and $1.4 million to real estate operations in 1996, 1995 and 1994, respectively. Deterioration in the New England real estate market during the early 1990's led to high levels of other real estate owned and corresponding administrative costs. Gains on sales of other real estate owned totalled $162,000 in 1996, $582,000 in 1995 and $1.4 million in 1994, reflecting, in part, the appropriate carrying values for the properties sold during the year. The costs of foreclosing on loans, as well as the administrative costs of maintaining the non-performing assets, correspond with the volume of problem assets and totalled $1.2 million in 1996, $2.0 million in 1995 and $3.0 million in 1994. These costs will continue to be incurred until the level of non-performing assets significantly decreases. See "Financial Condition -- Risk Elements" and Note 6 to the "Consolidated Financial Statements."

     Mortgage banking income represents the gross servicing fee income less amortization of capitalized excess mortgage servicing rights. Mortgage banking income totalled $3.2 million in 1996, $2.4 million in 1995 and $1.4 million in 1994. The increased income in each of the years was due to an increase in the total loans serviced for others. As a servicer for investors, the Company generally retains as a fee a portion of the interest paid by the borrower. The table below summarizes the Company's results from servicing loans for investors.

                                                                    YEARS ENDED DECEMBER 31,
                                                           --------------------------------------

                                                           1996             1995             1994
                                                           ----             ----             ----
                                                                       (In thousands)

Gross servicing income.................................  $  3,523         $  2,611        $   2,207
Amortization included in mortgage banking income.......      (360)            (240)            (765)
Amortization included in mortgage banking expense......    (1,045)            (602)             (32)
                                                         --------         --------        ---------
Net loan servicing revenue.............................  $  2,118         $  1,769        $   1,410
                                                         ========         ========        =========

Average loans serviced for investors...................  $841,598         $628,450         $458,361
Year-end loans serviced for investors..................  $870,683         $780,356         $513,227

    During 1996, 1995 and 1994, the Company purchased mortgage servicing rights to $180.0 million, $303.6 million and $82.1 million, respectively, in residential first mortgage loans. These purchased balances are included in the balance of loans serviced for others. As part of its long-term business plan, the Company intends to continue purchasing mortgage servicing to increase the use of its existing servicing capacity and increase loan service revenue when it's deemed appropriate. In the first quarter of 1997, the Company purchased the servicing rights to approximately $209 million of residential first mortgage loans. The Company also expects to continue selling mortgages in the secondary market and servicing income related to this activity is accordingly expected to continue for the forseeable future. See Notes 1 and 5 to the "Consolidated Financial Statements."

     Other income totalled $2.7 million, $3.1 million, and $2.6 million in 1996, 1995 and 1994, respectively, and was derived primarily from customer service charges and fees. Deposit account service charges, representing the largest component of such other income, totalled $1.6 million in both 1996 and 1995, and $1.5 million in 1994. Loan late charges and other fees have increased over the past two years in relation to the increase in total loans. In 1995, the Company recognized gains of $220,000 on the sale of a non-marketable security, $89,000 on the sale of a former branch facility and another $78,000 on the sale of the student loan portfolio in the first quarter of the year. Other income, which has remained relatively flat over the past three years, includes income from Liberty Securities, IRA, safe deposit and ATM fees and other miscellaneous charges. Rental income from tenants decreased in 1996 due to a vacancy in a retail space. See Note 14 to the "Consolidated Financial Statements."

     Non-interest Expense. Non-interest expenses increased $1.0 million or 5.2% to $20.9 million in 1996. Non-interest expenses increased $2.3 million or 13.3% to $19.9 million in 1995. The increases in both 1996 and 1995 are primarily due to operating a larger institution in each of the years. This has resulted in higher head counts, increased number of branches and growth in the number of loans and deposits. The increase in 1995 was also attributable to a $1.0 million charge taken in connection with the failed acquisition of Finest Financial Corp.

     Salaries and employee benefits increased $723,000 to $10.3 million in 1996 and increased $578,000 in 1995 to $9.6 million. The increase in each of the years was primarily due to a higher head count, merit increases and increased costs associated with the various benefits offered by the Company. Additionally, a new branch facility was opened in Londonderry, New Hampshire in 1996 while the Salem, New Hampshire office opened in September, 1995. See Note 15 to the "Consolidated Financial Statements."

     Office occupancy and equipment increased $418,000 to $2.8 million in 1996 and increased $157,000 in 1995 to $2.3 million. The increase in 1996 was the result of increased depreciation and rental expenses resulting from the new branch facilities, including a remote ATM which opened in July, 1996. Additionally, the Company shortened its estimate of the useful life of one branch which caused depreciation expense to increase. The primary reason for the increase in 1995 was the improvement of technology and computer systems throughout the organization, resulting in higher depreciation expense. See Note 7 to the "Consolidated Financial Statements."

     Data processing expenses totalled $1.7 million in 1996, $1.4 million in 1995 and $1.2 million in 1994. Data processing expenses increased $221,000 in 1996 and $273,000 in 1995 due to a higher loan and deposit base resulting from the purchase of mortgage loan servicing, loan and deposit growth as well as costs associated with the increased number of ATM's throughout the branches.

     Mortgage banking expenses totalled $1.5 million in 1996, $913,000 in 1995 and $415,000 in 1994. The largest component is amortization of purchased servicing rights which totalled $1.0 million, $602,000 and $32,000, respectively, in 1996, 1995 and 1994. Other costs included in mortgage banking expenses are commissions and related expenses paid to the mortgage loan originators, net of any deferred origination expenses, and costs associated with servicing the portfolio for outside investors. These costs increased in 1996 due to higher loan origination volume as well as a larger servicing portfolio.

     Professional fees, including corporate legal expense and accounting and audit expenses, totalled $1.3 million in 1996, $681,000 in 1995 and $648,000 in 1994. The increase of $647,000 was primarily due to costs incurred implementing tax planning strategies undertaken during the third quarter in the amount of $400,000. Additionally, increased corporate legal fees and miscellaneous consulting contracts contributed to the increase in 1996. The modest increase in 1995 was due primarily to costs related to the opening of ABNH.

     Marketing expenses totalled $976,000 in 1996, $847,000 in 1995 and $677,000 in 1994. Marketing expenses increased $129,000 in 1996 and $170,000 in 1995 due to a number of discretionary promotions for various retail products as well as continued promotions relating to the opening and expansion of Andover Bank NH.

     Deposit insurance premiums were $15,000, $892,000 and $1.6 million in 1996, 1995 and 1994, respectively. Deposit insurance premiums decreased $877,000 in 1996 due to significantly reduced FDIC assessment rates and decreased another $719,000 in 1995 due primarily to a premium refund from the FDIC in the third quarter as well as reduced assessment rates thereafter. The assessment rate is expected to increase modestly in 1997. The Banks are in the lowest risk category for calculating FDIC insurance premiums.

     In 1996, the Company recognized a recovery of $225,000 from the execution of a merger termination agreement while in 1995, the Company incurred a merger expense of $1.0 million relating to costs associated with a terminated merger with Finest Financial Corp. The 1995 non-recurring charge included costs incurred by investment advisors and legal and audit professionals. See Note 19 to the "Consolidated Financial Statements."

     Other operating expenses totalled $2.6 million in 1996, $2.1 million in 1995 and $1.8 million in 1994. The increases of $431,000 in 1996 and $342,000 in 1995 are both due to running a larger organization with a new branch added in 1996 and a new subsidiary bank established in 1995. The consecutive increases result from higher postage expenses, office supplies and printing costs as well as telephone costs and increased contributions. Additionally, a $155,000 non-recurring charge was incurred in 1996 with respect to an insurance related adjustment for the former Chief Executive Officer of the Bank pursuant to the term of his retirement agreement.

     Federal and State Income Tax Expense. The Company recorded tax expenses of $3.1 million, $5.6 million and $4.8 million in 1996, 1995 and 1994, respectively. The decrease of $2.5 million in 1996 and increase of $853,000 in 1995 were mainly due to a one time benefit of $2.5 million as a result of a change in federal tax law in 1996 and increased pre-tax earnings in 1995. Recognition of deferred tax assets and liabilities is based on the expected future tax consequences of temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Measurement of deferred tax assets and liabilities is based upon the provision of enacted tax laws and the effects of future changes in tax laws or rates.

     Management believes the existing net deductible temporary differences that give rise to the net deferred income tax asset will reverse in periods in which the Company generates net taxable income. For the years ending December 31, 1996, 1995 and, 1994, the Company generated taxable income of approximately $8.1 million, $3.8 million and $3.4 million, respectively. Taxable income differs from pretax book income primarily as a result of loan losses and provision for losses on other real estate owned being recognized in a different period than for book income. The Company recorded a reduction of the valuation allowance due to increased recoverable federal income taxes of $500,000 in 1996, $600,000 in 1995 and $1.0 million in 1994.

     At December 31, 1996, the net deferred tax asset is supported by recoverable income taxes of approximately $4.3 million. The total income tax expense has been increased to reflect the adjustment to the deferred tax assets for the tax impact of the Massachusetts tax rate reduction as part of the Bank Tax Reform Law signed by the Governor of Massachusetts on July 27, 1995. Management believes that the net deferred income tax asset at December 31, 1996 will be realized based upon the significant reduction in the level of non-performing assets over the past several years. It is management's belief that the valuation allowance is adequate to reduce the total deferred tax asset to an amount that is more likely than not to be realized. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. See Note 12 to the "Consolidated Financial Statements."

FINANCIAL CONDITION

     Total assets increased $94.0 million, or 8.5%, to $1,204.8 million at December 31, 1996. The growth in total assets was primarily due to an increase of $101.4 million in total loans, offset by a modest decline in the investment portfolio. Total assets at December 31, 1995 amounted to $1,110.8 million, an increase of $52.2 million or 4.9% from $1,058.7 million at December 31, 1994, primarily resulting from an increase in total loans of $123.6 million, offset by a decrease in the investment portfolio of $67.5 million.

LOANS

     Total loans at December 31, 1996, prior to the allowance for loan losses, amounted to $870.0 million compared with $768.6 million at December 31, 1995, an increase of $101.4 million or 13.2% primarily due to internally generated loan growth combined with a purchase of $32.5 million in residential whole loans. At December 31, 1996, 66.7% of Andover's total loan portfolio consisted of loans with adjustable rates.

   The following table shows the composition of the Company's loan portfolio at the dates indicated. The balances shown are net of unadvanced funds, loan premiums or discounts and deferred loan origination fees and costs.
                                                                       AT DECEMBER 31,
                             ------------------------------------------------------------------------------------------------------
                                  1996                  1995                  1994                1993                   1992
                             ----------------     -----------------     -----------------    ----------------    ------------------
                                                                         (IN THOUSANDS)
Real estate loans:
 Residential .............    $619,955   71.3%     $558,231   72.6%     $452,708     70.2%   $297,779   65.2%    $229,961     59.7%
 Commercial ..............     136,454   15.7       121,909   15.9       108,725     16.8      85,339    18.6      79,560     20.7
 Construction and land ...      35,001    4.0        18,138    2.4        18,021      2.8      13,991     3.1      11,293      2.9
                              --------  -----      --------  -----      --------    -----    --------   -----    --------    -----
   Total real estate
    loans.................     791,410   91.0       698,278   90.9       579,454     89.8     397,109    86.9     320,814     83.3
                              --------  -----      --------  -----      --------    -----    --------   -----    --------    -----

Consumer loans:
 Home improvement, second
  mortgage and home equity
  line of credit .........      49,670    5.7        43,463    5.6        42,602      6.6      39,338     8.6      39,071     10.2
 Personal ................       3,467    0.4         3,369    0.4         2,751      0.4       2,073     0.5       2,762      0.7
 Guaranteed education ....       3,755    0.4         2,149    0.3         4,759      0.8       2,847     0.6       1,948      0.5
 Collateral ..............       2,332    0.3         2,189    0.3         2,052      0.3       1,504     0.3       1,812      0.5
                              --------  -----      --------  -----      --------    -----    --------   -----    --------    -----
   Total consumer loans ..      59,224    6.8        51,170    6.6        52,164      8.1      45,762    10.0      45,593     11.9
                              --------  -----      --------  -----      --------    -----    --------   -----    --------    -----

Commercial loans .........      19,401    2.2        19,150    2.5        13,419      2.1      13,942     3.1      18,558      4.8
                              --------  -----      --------  -----      --------    -----    --------   -----    --------    -----

   Total loans ...........     870,035  100.0%      768,598  100.0%      645,037    100.0%    456,813   100.0%    384,965    100.0%
                                        =====                =====      ========    =====    ========   =====    ========    =====

 Allowance for loan losses     (12,229)             (11,665)             (12,343)             (13,392)            (16,054)
                              --------             --------             --------             --------            --------

   Net loans .............    $857,806             $756,933             $632,694             $443,421            $368,911
                              ========             ========             ========             ========            ========

     Total real estate loans increased $93.1 million in 1996 to $791.4 million at December 31, 1996, primarily resulting from loan growth as well as the purchase of $32.5 million in residential whole loans. Origination volumes have also been affected by the interest rate environment over the past five years and are sensitive to market rates, particularly in the refinancing arena. As can be determined by the following table, loan originations were extremely high in the years with the lowest interest rates. Loan originations were strong in 1996 due to a favorable interest rate environment while loan originations dropped in 1995 due to the higher interest rates existing during most of the year. Residential loan originations totalled $168.3 million in 1996, $132.1 million in 1995 and $180.4 million in 1994. The originations are not fully reflected in loans outstanding due to the securitization of residential real estate loans into mortgage-backed securities held for sale or available for sale of $37.7 million in 1996, $20.3 million in 1995 and $60.8 million in 1994, as well as regular amortization and prepayments.

     The majority of the Company's residential loans are underwritten to be eligible for sale in the secondary market. Andover sells most of the eligible 30-year fixed-rate loans it originates. A loan which the Company intends to sell in the secondary market may be sold directly or converted into mortgage-backed securities and sold in that form. Residential loans sold either directly or in the form of mortgage-backed securities amounted to $39.8 million in 1996, $21.6 million in 1995 and $60.9 million in 1994, versus $162.1 million in 1993 and $204.4 million in 1992. The portfolio of residential mortgage loans serviced for others totalled $877.7 million at December 31, 1996, compared to $780.4 million at December 31, 1995 and $513.2 million at December 31, 1994.


     The following table shows the composition of the Company's loan originations and loan purchases for the years indicated:
                                                                              YEARS ENDED DECEMBER 31,
                                                                 ------------------------------------------------
                                                                    1996     1995      1994       1993      1992
                                                                                  (IN THOUSANDS)

Real estate loans:
  Residential fixed rate ......................................  $ 89,830  $ 88,990  $ 83,775  $229,827  $294,346
  Residential variable rate ...................................    78,453    43,138    96,657    81,308    29,393
                                                                 --------  --------  --------  --------  --------
   Total residential originations .............................   168,283   132,128   180,432   311,135   323,739

  Commercial ..................................................    32,800    17,991    17,745    14,537     6,512
  Construction and land .......................................    41,888    31,543    30,498    26,110    16,255
                                                                 --------  --------  --------  --------  --------
   Total real estate loan originations ........................   242,971   181,662   228,675   351,782   346,506
                                                                 --------  --------  --------  --------  --------

  Residential whole loan purchases ............................    32,474    56,665      --        --        --
  Commercial whole loan purchases .............................      --       3,213      --        --        --
                                                                 --------  --------  --------  --------  --------
   Total real estate purchases ................................    32,474    59,878      --        --        --
                                                                 --------  --------  --------  --------  --------

   Total real estate loan originations and purchases ..........   275,445   241,540   228,675   351,782   346,506
                                                                 --------  --------  --------  --------  --------

Consumer loans:
  Home equity line of credit ..................................    22,063    10,350    14,614    22,411    12,560
  Other consumer ..............................................     9,497     8,022     5,723     2,134     3,589
                                                                 --------  --------  --------  --------  --------
   Total consumer loans .......................................    31,560    18,372    20,337    24,545    16,149
                                                                 --------  --------  --------  --------  --------

Commercial loans ..............................................    19,732    16,933    10,437     6,161     8,985
                                                                 --------  --------  --------  --------  --------

   Total loan originations and purchases.......................  $326,737  $276,845  $259,449  $382,488  $371,640
                                                                 ========  ========  ========  ========  ========

     Outstanding commercial loans increased in 1996 to $19.4 million at December 31, 1996. Commercial real estate loans increased $14.5 million in 1996 to $136.5 million at December 31, 1996, while construction and land loan balances increased $16.9 million to $35.0 million in the same period. While originations of corporate loans, comprised of commercial real estate, commercial, construction and land loans, are sensitive to the interest rate environment, the capacity for borrowing and real estate values have a more critical role. During the declining real estate markets in the early 1990's, commercial real estate and development loans were particularly hard hit. Origination volume for corporate loans decreased in 1991 and 1992, corresponding with the declining real estate values. Origination volume for these loans have increased in each of the past three years, reflecting stabilizing values and the Company's interest in corporate lending. Total originations of corporate loans were $94.4 million in 1996, $66.5 million in 1995 and $58.7 million in 1994.

     Loans transferred into real estate owned totalled $1.7 million, $3.2 million and $4.4 million in 1996, 1995 and 1994, respectively. Commercial real estate, construction and land, and commercial loans involve significant risks compared with single-family residential mortgage and consumer lending. See Item 1, "Business -- Lending Activities."

     Consumer loans outstanding increased 15.7%, or $8.1 million to $59.2 million at December 31, 1996, from $51.2 million at year-end 1995. During 1996, the Company aggressively priced its home equity lines of credit and experienced a 113% increase in originations over 1995 levels. Prior to 1996, the Company had experienced a two-year decline in consumer originations. Originations of consumer loans are also sensitive to changes in the interest rate environment.

RISK ELEMENTS

     The following table shows the composition of non-performing assets at December 31:

                                                          1996          1995         1994     1993         1992
                                                          ----          ----         ----     ----         ----
                                                                       (DOLLARS IN THOUSANDS)

Nonaccruing loans.....................................  $10,699       $11,627      $14,516   $11,531     $15,912
Other real estate owned...............................    1,683         4,158        8,796    13,120      24,441
                                                        -------       -------      -------   -------     -------

     Total non-performing assets.....................   $12,382       $15,785      $23,312   $24,651     $40,353
                                                        =======       =======      =======   =======     =======

Total non-performing assets as a
 percentage of total assets..........................       1.0%          1.4%        2.2%       3.0%       5.1%

     During 1996, continued progress was made in reducing non-performing assets with a reduction of $3.4 million or 21.6% primarily due to the sale of other real estate owned. Of the $10.7 million in nonaccruing loans at December 31, 1996, $3.0 million are less than 90 days past due but have exhibited some other credit weakness. Andover had experienced a sharp increase in the level of non-performing assets and a corresponding rise in foregone income, loan losses and other costs associated with non-performing assets beginning in 1990 due to the deteriorating New England real estate market and economy. A significant portion of Andover's non-performing assets are secured by mixed-use commercial and multi-family real estate located in Lawrence, Massachusetts. This city has been especially hard hit with declining real estate values and increasing vacancies in multi-family investor-owned properties, which represents the majority of Andover's collateral on troubled loans in Lawrence. Continued deterioration in this market area will adversely impact the collectibility of residential and commercial real estate loans and may result in an increased level of non-performing assets in 1997. At December 31, 1996, approximately $6.0 million of nonaccruing loans and $1.4 million of other real estate owned were secured by properties located in Lawrence, of which the largest relationship totalled $1.0 million.

     The amount of accruing loans secured by properties in Lawrence totalled approximately $49.7 million at December 31, 1996. The two largest multi-family relationships with borrowers included in the accruing Lawrence portfolio totalled $1.3 million and $1.2 million, respectively, at December 31, 1996. Substantially all of the accruing loans at year end in Lawrence were secured by residential properties.

     At December 31, 1996, total impaired loans were $9.1 million, of which $2.7 million had related allowances of $.5 million and $6.4 million which did not require a related impairment allowance. All of the $9.1 million in impaired loans have been measured using the fair value of the collateral method. During the period ended December 31, 1996, the average recorded value of impaired loans was $10.7 million and the related amount of interest income recognized was $242,000. See Notes 1, 4 and 6 to the "Consolidated Financial Statements" for further information.

     Nonaccruing Loans. Management places loans, regardless of collateral values, on nonaccrual status when principal or interest is past due 90 days or more. All previously accrued but uncollected interest is reversed against current period interest income when a loan is placed on nonaccrual status. When collection procedures do not bring a loan to performing status, Andover generally institutes action to foreclose upon the property or to acquire it by deed in lieu of foreclosure. Loans for which payments are less than 90 days past due are placed on nonaccrual status where there exists serious doubt as to the ultimate collectibility of the loan.

     The following table shows the composition of nonaccruing loans at December
31:

                                                           1996          1995       1994         1993      1992
                                                           ----          ----       ----         ----      ----
                                                                           (DOLLARS IN THOUSANDS)
Residential real estate................................  $ 2,838      $ 3,037     $ 4,232     $ 2,595    $ 3,878
Commercial real estate.................................    6,901        7,195       8,004       6,313      9,220
Construction and land..................................       79          ---         382         483        429
Commercial.............................................      727        1,136       1,381       1,660      1,828
Consumer...............................................      154          259         517         480        557
                                                         -------      -------     -------      ------     ------
  Total nonaccrual loans...............................  $10,699      $11,627     $14,516     $11,531    $15,912
                                                         =======      =======     =======     =======    =======

Allowance for loan losses..............................  $12,229      $11,665     $12,343     $13,392    $16,054
                                                         =======      =======     =======     =======    =======

Allowance for loan losses as a percentage of
   nonaccruing loans...................................    114.3%       100.3%       85.0%      116.1%     100.9%
Allowance for loan losses as a percentage of
   total loans.........................................      1.4%         1.5%        1.9%        2.9%       4.2%

     During 1996, loans on nonaccrual decreased 8.0% to $10.7 million, spread among most loan categories. Interest income of approximately $1.6 million would have been recorded in 1996 on nonaccruing loans if those loans had been on a current basis in accordance with their original terms. Interest income actually recognized in 1996 on nonaccruing loans amounted to approximately $315,000. Additionally, another $342,000 in interest payments were received on nonaccruing loans during 1996 and applied as a reduction of the loan balance instead of as interest income.

     Restructured Loans. A restructured loan is one for which the Bank has modified the terms to provide a temporary reduction in the rate of interest below the prevailing market interest rates at the time of modification and, in most instances, an extension of payments of principal or interest or both due to the deterioration in the financial position of the borrowers. Restructured loans are not returned to performing status until the obligation has performed for a reasonable period of time, its ultimate collectibility is no longer in doubt and is at a market rate of interest. Restructured loans totalled $2.2 million and $3.2 million at December 31, 1996 and 1995, respectively. Interest rate modifications typically do not exceed one year. The weighted average interest rate on restructured loans as of December 31, 1996 was 6.39%.

     Other Real Estate Owned. Andover's other real estate owned remained at rather high levels after rising significantly in the early 1990's due to the deterioration in the New England real estate market and economy. During 1996, other real estate owned decreased 59.5%. A valuation allowance was established in 1991 and represents management's evaluation of collectibility, prior loss experience, selling costs and quality of the properties included in other real estate owned.

     The following table shows the composition of other real estate owned at
December 31:
                                                           1996      1995          1994      1993        1992
                                                           ----      ----          ----      ----        ----
                                                                         (DOLLARS IN THOUSANDS)

Residential real estate................................  $  456      $1,131       $1,245    $ 1,522    $ 2,784
Commercial real estate.................................     544         572        3,484      5,374      7,954
Multi-family real estate...............................     658       1,820        2,405      3,914      9,537
Construction and land..................................     201       1,048        2,377      3,396      5,866
                                                         ------      ------       ------    -------    -------
                                                          1,859       4,571        9,511     14,206     26,141
Valuation allowance....................................    (176)       (413)        (715)    (1,086)    (1,700)
                                                         ------      ------       ------    -------    -------
     Total other real estate owned....................  $ 1,683      $4,158       $8,796    $13,120    $24,441
                                                        =======      ======       ======    =======    =======

                                       23

     All other real estate owned is carried at the lower of the carrying value of the loan or the estimated net fair value of the property constructively or actually received. Initial writedowns to net fair value are charged to the allowance for loan losses and totalled $890,000 in 1996, $1.7 million in 1995 and $2.8 million in 1994. Subsequent provisions for losses due to the deterioration in real estate values are charged to real estate operations and totalled $554,000 in 1996, $750,000 in 1995 and $1.4 million in 1994. Gains of
$162,000, $582,000 and $1.4 million were recognized on sales of $4.0 million, $8.0 million and $10.1 million in other real estate owned in 1996, 1995 and 1994, respectively.

     Due to the level of nonaccrual loans at December 31, 1996, continued foreclosures are likely to occur in 1997 resulting in additional foreclosure and related operating expenses. The impact of existing non-performing assets on future interest income will be largely dependent upon converting these assets to earning status, either through a return to performing status or through foreclosure and subsequent disposition of the property. It is expected that the level of foreclosures and related expenses will continue to adversely impact earnings in 1997.

     Allowance for Loan Losses. The following table summarizes the activity in Andover's allowance for loan losses during the five years ended December 31:


                                                         1996        1995         1994       1993      1992
                                                         ----        ----         ----       ----      ----
                                                                        (DOLLARS IN THOUSANDS)
Balance at beginning of year........................  $ 11,665     $12,343      $13,392    $16,054    $22,573
Balance of Acquired Institution.....................       ---         ---        1,715        ---        ---
Provision...........................................     2,555       1,295          ---        ---        750

Charge-offs:
     Residential real estate........................      (822)     (1,501)      (1,271)      (610)    (1,027)
     Commercial real estate.........................    (2,208)       (867)      (1,614)    (1,541)    (4,267)
     Construction and land..........................       ---         (57)         (41)       ---     (1,168)
     Commercial.....................................      (100)       (171)        (194)      (814)    (2,132)
     Consumer.......................................      (153)       (171)        (149)      (121)      (169)
                                                       -------     -------      -------    -------    -------
     Total charge-offs..............................    (3,283)     (2,767)      (3,269)    (3,086)    (8,763)
                                                       -------     -------      -------    -------    -------

Recoveries:
     Residential real estate........................        45         120            4         32        249
     Commercial real estate.........................       178         183          141        130        454
     Construction and land..........................       588           2           57        ---         69
     Commercial.....................................       461         461          280        232        610
     Consumer.......................................        20          28           23         30        112
                                                       -------     -------      -------    -------    -------
     Total recoveries...............................     1,292         794          505        424      1,494
                                                       -------     -------      -------    -------    -------

Net charge-offs.....................................    (1,991)     (1,973)      (2,764)    (2,662)    (7,269)
                                                       -------     -------      -------    -------    -------

Balance at end of year...............................  $12,229     $11,665      $12,343    $13,392    $16,054
                                                       =======     =======      =======    =======    =======
Ratio of net charge-offs to average loans
  outstanding.......................................      0.24%       0.29%        0.48%      0.61%      1.76%

     Net charge-offs totalled $2.0 million in 1996, $2.0 million in 1995 and $2.8 million in 1994. The ratio of net charge-offs to average loans, however, has continued its steady decline from the levels experienced in 1992 and total only 0.24% for 1996.

     The allowance for loan losses as a percentage of total loans decreased to 1.4% at December 31, 1996, from 1.5% and 1.9% at December 31, 1995 and 1994, respectively, due to continued loan growth and to a lesser extent, the purchase of whole loans. Management analyzes the adequacy of the allowance for loan losses on a periodic basis. See "Results of Operations -- Provision for Loan Losses." Management measures the adequacy of its allowance for loan losses by assigning loans into risk categories based on a loan classification system modelled after the bank regulatory classification system. While management believes that its allowance for loan losses is adequate to cover potential losses, there are uncertainties regarding future events. Deterioration in the real estate market or economy may result in additional nonaccruing loans, charge-offs and a need for provisions for loan losses to maintain an adequate allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Allocation of the allowance for loan losses to the various categories of the portfolio is also made periodically, based on management's judgment in weighing various factors, including the quality of specific loans, the level of nonaccruing loans in the various categories, current economic conditions, trends in delinquencies and prior charge-offs, and the collateral value of the underlying security. Because the allowance for loan losses is based on various estimates, including loan collectibility and real estate values, and includes a high degree of judgment, subsequent changes in the general economic prospects of the borrowers may require changes in those estimates.

     The Banks monitor the loan portfolio and related allowance through the use of "account plans" prepared for nonaccruing loans and other loans identified by management as needing closer monitoring. The "account plans" are prepared for loans which have been assigned adverse credit risk ratings and have been considered in determining the appropriate level of allowance for loan losses. The largest exposure to a single borrower included in non-performing loans at December 31, 1996, was 13 loans totalling approximately $1.3 million, consisting primarily of multi-family real estate.

     The changes in the allowance allocated to each category of loan directly corresponds to the level of nonaccrual loans and adversely classified loans. Andover historically has experienced minimal losses in its residential mortgage loan portfolio and, therefore, allocations applicable to this portfolio are lower.

     The following table summarizes the allocation of the allowance for loan losses at December 31:

                               1996                 1995                  1996               1993                 1992
                       -------------------  -------------------- -------------------- -------------------- --------------------
                                   LOAN                  LOAN                LOAN                  LOAN                 LOAN
                                  CATEGORY              CATEGORY            CATEGORY             CATEGORY             CATEGORY
                                 AS A % OF             AS A % OF           AS A % OF             AS A % OF            AS A % OF
                                   TOTAL                 TOTAL               TOTAL                TOTAL                 TOTAL
                         AMOUNT    LOAN       AMOUNT     LOAN     AMOUNT     LOAN      AMOUNT      LOAN      AMOUNT      LOAN
LOAN CATEGORY          ALLOCATED PORTFOLIO  ALLOCATED  PORTFOLIO ALLOCATED PORTFOLIO  ALLOCATED  PORTFOLIO  ALLOCATED  PORTFOLIO
-------------          --------- ---------  ---------  --------- --------- ---------  ---------- ---------- --------- ---------
                                                              (DOLLARS IN THOUSANDS)

Real Estate:
  Residential...........  $ 2,154    71%    $ 1,794       73%     $ 1,855     70%     $   975       65%     $ 1,012       60%
  Commercial............    5,952    16       7,381       16        7,633     17        6,108       19        7,432       20
  Construction and
   land ................      802     4         549        2          971      3          791        3          727        3
                          -------   ---      ------      ---      -------    ---       ------      ---      -------       --
       Total real
        estate .........    8,908    91       9,724       91       10,459     90        7,874       87        9,171       83
Consumer................      392     7         344        7          478      8          388       10          452       12
Commercial..............      848     2       1,201        2        1,113      2        1,455        3        1,644        5
Unallocated.............    2,081    --         396       --          293     --        3,675       --        4,787       --
                          -------   ---     -------      ---      -------    ---       ------      ---      -------      ---

       Totals...........  $12,229   100%    $11,665      100%     $12,343    100%     $13,392      100%     $16,054      100%
                          =======   ===     =======      ===      =======    ===      =======      ===      =======      ===

     Notwithstanding the foregoing allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

INVESTMENTS

     As of December 31, 1996, Andover's investment portfolio totalled $276.7 million, a decrease of 3.0% from $285.2 millon at year-end 1995. The Company manages the investment portfolio in accordance with the investment policy adopted by the Board of Directors. The primary objectives are to provide interest and dividend income, to ensure adequate liquidity and achieve an acceptable asset/liability gap position while diversifying the asset mix. The investment portfolio is also evaluated in comparison to returns that are earned by the loan portfolio. In the third quarter of 1996, approximately $40 million of low yielding investments were sold and reinvested in similar securities at higher yields.

     The primary component of the total investment portfolio is mortgage-backed securities, which accounted for 66.2% of total investments at December 31, 1996. The remaining portion of total investment portfolio consists of U.S. government and federal agency obligations, short-term investments in federal funds sold, and other investment grade securities.

     All of the mortgage-backed security portfolio as of December 31, 1996, represent undivided interests in pools of mortgages which have been formed into pass-through securities and sold to investors by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Securities issued by GNMA, a wholly-owned U.S. government corporation, are fully guaranteed as to the timely payment of principal and interest. Securities issued by FHLMC and FNMA, government sponsored corporations, carry each corporation's guarantee as to the timely payment of interest and the ultimate payment of principal. Cash flows from the underlying mortgages of all mortgage-backed securities are passed through to Andover in the form of monthly payments of interest, scheduled principal amortization, and prepayments of mortgage balances. These securities, therefore, have unpredictable cash flows. The approximate market value of adjustable rate mortgage-backed securities included in the investment portfolio totalled $31.9 million at December 31, 1996.

     The carrying amount of callable securities included in investments available for sale and investments held to maturity totalled $30.8 million and $1.4 million, respectively, as of December 31, 1996.

     Debt securities are classified as held to maturity only when there is positive intent and ability to hold them to maturity. Such securities are recorded at amortized cost. Trading securities are debt and equity securities held principally for the purpose of selling in the near term. The Company does not have any securities designated as trading securities. Such securities are recorded at fair value, with unrealized gains and losses recorded in earnings. Investments available for sale are any debt or equity security not classified as either held to maturity or trading securities. Investments available for sale are recorded at their fair value with changes in fair values recorded as a separate component of stockholders' equity, net of the related income taxes. Under the provision of the FASB's Special Report, "A Guide to Implementation of SFAS 115 Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers," in December 1995, the Company reclassified certain investments with an amortized cost of $51.2 million and a net unrealized gain of $771,000 from held to maturity to available for sale.

     There was a decrease in the unrealized gain of approximately $2.2 million in the investment portfolio, from a net unrealized gain of $2.8 million as of December 31, 1995 to a net unrealized gain of $583,000 as of December 31, 1996, resulting from an increase in market interest rates. Changes in interest rates and their impact on the unrealized gain or loss in the investment portfolio are not material factors in the Company's overall investment strategy. This is largely due to the fact that neither the changes nor their impact can be controlled by the Company. Additionally, investment purchases are often match funded by long-term advances in order to achieve a consistent spread on the investment.

     See Notes 1, 2 and 3 to the "Consolidated Financial Statements" for further information.

     The following table sets forth information regarding the carrying amounts of the investment portfolio at December 31:

                                                                              1996        1995      1994
                                                                              ----        ----      ----
                                                                                    (IN THOUSANDS)
SHORT-TERM INVESTMENTS...................................................   $ 25,600   $  9,000   $  5,200
                                                                            ========   ========   ========

INVESTMENTS AVAILABLE FOR SALE (AT MARKET):

U.S. government and federal agency obligations...........................   $  1,740   $ 52,490   $ 52,523
Other bonds and obligations .............................................     14,993     14,382     11,496
                                                                            --------   --------   --------
     Total bonds and obligations ........................................     56,733     66,872     64,019
                                                                            --------   --------   --------

GNMA mortgage-backed securities .........................................     27,526     37,195     38,711
FHLMC participation certificates ........................................     25,103      4,420      7,771
FNMA pass-through certificates ..........................................      4,763       --         --
Collateralized mortgage obligations .....................................       --          482     12,948
                                                                            --------   --------   --------
     Total mortgage-backed securities ...................................     57,392     42,097     59,430
                                                                            --------   --------   --------
     Total investments available for sale ...............................   $114,125   $108,969   $123,449
                                                                            ========   ========   ========

INVESTMENTS HELD TO MATURITY (AT AMORTIZED COST):

U.S. government and federal agency obligations...........................   $  1,448   $  1,500   $ 16,259
Other bonds and obligations .............................................      9,686     12,758     24,349
                                                                            --------   --------   --------
     Total bonds and obligations ........................................     11,134     14,258     40,608
                                                                            --------   --------   --------

FHLMC participation certificates ........................................     63,639     78,649     88,080
FNMA pass-through certificates ..........................................     57,192     67,375     86,920
GNMA mortgage-backed securities .........................................      3,899      4,458      4,939
Other asset-backed securities ...........................................      1,062      1,407      1,737
Collateralized mortgage obligations .....................................       --        1,116      1,752
                                                                            --------   --------   --------
     Total mortgage-backed securities ...................................    125,792    153,005    183,428
                                                                            --------   --------   --------
     Total investments held to maturity .................................   $136,926   $167,263   $224,036
                                                                            ========   ========   ========

     Total investments ..................................................   $276,651   $285,232   $352,685
                                                                            ========   ========   ========

     The following table presents an analysis of the maturity distribution and average yields of investments available for sale and held to maturity at
December 31, 1996. Mortgage-backed securities are shown in the periods corresponding to scheduled principal amortization computed based on their weighted average maturities and weighted average rates without regard to prepayments.
                                                           LENGTH OF TIME TO MATURITY
                                --------------------------------------------------------------------------------
                                                    AFTER ONE         AFTER FIVE
                                                     YEAR BUT         YEARS BUT
                                    WITHIN            WITHIN           WITHIN           AFTER
                                   ONE YEAR         FIVE YEARS        TEN YEARS       TEN YEARS        TOTAL
                                --------------    --------------   -------------   -------------   -------------
                                AMOUNT   YIELD    AMOUNT   YIELD   AMOUNT  YIELD   AMOUNT  YIELD   AMOUNT  YIELD
                                ------   -----    ------   -----   ------  -----   ------  -----   ------  -----
                                                           (DOLLARS IN THOUSANDS)
Investments available for sale:
   Total bonds and
     obligations.............  $30,752    6.88%  $24,909   6.53%  $   ---   .--%   $ 1,072   8.40% $ 56,733  6.76%
   Total mortgage-backed
     securities..............    1,676    6.86     7,999   6.86    13,618  6.86     34,099   6.81    57,392  6.83
                               -------           -------          -------          -------         --------
       Total investments
         available for sale..  $32,428    6.88%  $32,908   6.61%  $13,618  6.86%   $35,171   6.86% $114,125  6.79%
                               =======    ====   =======   ====   =======  ====    =======   ====  ========  ====
Investments held to maturity:
   Total bonds and
     obligations.............  $ 3,955    6.48%  $ 7,179   6.45%  $   ---   .--%   $   ---    .--% $ 11,134  6.46%
   Total mortgage-backed
      securities.............    6,234    6.98    28,724   7.00    48,091  7.02     42,743   6.99   125,792  7.00
                               -------           -------          -------          -------         --------
       Total investments held
          to maturity.......   $10,189    6.79%  $35,903   6.89%  $48,091  7.02%   $42,743   6.99% $136,926  6.96%
                               =======    ====   =======   ====   =======  ====    =======   ====  ========  ====

     The following table presents unrealized gains and losses by major categories of securities as of December 31, 1996. At that date, Andover's net unrealized gains on investments held to maturity amounted to $81,000. The unrealized gains of $502,000 on investments available for sale is included in stockholders' equity, net of applicable income taxes at December 31, 1996.


                                                                                       UNREALIZED       UNREALIZED
                                                                                           GAINS          LOSSES
                                                                                       ----------       ----------

                                                                                               (IN THOUSANDS)
INVESTMENTS AVAILABLE FOR SALE:

U.S. government and federal agency obligations..........................................   $  475       $   (39)
Other bonds and obligations.............................................................       70           (32)
Mortgage-backed securities..............................................................      289          (261)
                                                                                           ------       -------
   Total investments available for sale.................................................      834          (332)
                                                                                           ------       -------

INVESTMENTS HELD TO MATURITY:

U.S. government and federal agency obligations..........................................   $  ---       $   (16)
Other bonds and obligations.............................................................       79           (33)
Mortgage-backed securities..............................................................    1,084        (1,033)
                                                                                           ------       -------
   Total investments held to maturity...................................................   $1,163       $(1,082)
                                                                                           ======       =======

   Total unrealized gains and losses....................................................   $1,997       $(1,414)
                                                                                           ======       =======

DEPOSITS

    Total deposits increased $81.1 million during 1996 to $824.3 million as of December 31, 1996, and increased $15.3 million during 1995. In the current interest rate environment, depositors continue to shift from core deposit accounts into higher paying term deposits. That shift has subsided somewhat as the Banks introduced several new savings and NOW products in the latter part of 1996 that earn a competitive rate, as compared to certificates, when large balances are maintained. The Bank believes that this trend will continue into 1997. See Note 9 to the "Consolidated Financial Statements" for further information.

     The following table reflects the balance of deposit accounts of Andover at each date indicated and the weighted average interest rates at December 31:


                                       1996                          1995                        1994
                             -------------------------    --------------------------  -----------------------------
                                              WEIGHTED                      WEIGHTED                       WEIGHTED
                                      PERCENT AVERAGE              PERCENT  AVERAGE              PERCENT    AVERAGE
                                        OF    INTEREST               OF     INTEREST               OF      INTEREST
                             AMOUNT    TOTAL   RATE       AMOUNT    TOTAL    RATE       AMOUNT    TOTAL      RATE
                             ------    -----  -------     ------    -----   --------    ------    -----    --------
                                                               (DOLLARS IN THOUSANDS)

Demand deposit accounts... $ 60,245     7.3%    .--%    $ 54,516     7.3%     .--%    $ 45,968     6.3%      .--%
NOW accounts..............   75,297     9.1    1.01       67,275     9.1     1.00       65,882     9.0      1.19
Regular savings accounts..   96,690    11.8    2.87       68,052     9.2     2.20       76,571    10.5      2.14
Money market
  deposit accounts........  116,019    14.1    2.90      130,437    17.5     2.90      143,203    19.7      2.50
Variable rate certificates    8,459     1.0    5.24       13,279     1.8     5.64       17,185     2.4      6.28
Fixed rate certificates...  467,601    56.7    5.80      409,646    55.1     5.86      379,049    52.1      5.14
                           --------   -----             --------   -----              --------   -----
  Total deposits.......... $824,311   100.0%   4.18%    $743,205   100.0%    4.13%    $727,858   100.0%     3.65%
                           ========   =====    ====     ========   =====     ====     ========   =====      ====

     Deposits are derived from customers who work or reside in the Company's market area and surrounding communities, and from businesses located in that area. There were no brokered deposits at December 31, 1996, 1995 and 1994.

     The following table presents Andover's outstanding time certificates in denominations of $100,000 and over, with remaining maturities at December 31:

                   REMAINING TERM TO MATURITY                            1996            1995             1994
                   --------------------------                            ----            ----             ----
                                                                                    (IN THOUSANDS)
          Three months or less.......................................  $15,662         $ 9,801         $ 3,512
          Three to six months........................................    7,793           7,812           4,268
          Six to twelve months.......................................   23,215          18,520           9,564
          Over twelve months.........................................   25,136          16,885          28,330
                                                                       -------         -------         -------
                                                                       $71,806         $53,018         $45,674
                                                                       =======         =======         =======

BORROWINGS

     Total borrowings increased slightly during 1996 to $274.4 million as of December 31, 1996 from $272.6 million at December 31, 1995. As part of a balance sheet restructuring in the third quarter of 1996, the Company elected early prepayment of $19.1 million above market interest rate FHLB advances, incurring a pretax loss of $298,000. During the past several years, the Banks have continued to rely on borrowed funds as an alternative source of funds to grow interest earning assets. See Notes 10 and 11 to the "Consolidated Financial Statements" for further information.

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

     The critical day-to-day roles of the ALCO are implemented by two committees: the risk management committee and the rate management committee. The former's primary responsibility is to monitor and assess risk, to develop strategies to deal with various risk factors and to monitor the implementation of agreed upon strategies. The rate management committee is primarily responsible for setting deposit interest rates and is involved in other banking product pricing issues.

     During 1996, the Company continued to follow its past practice of selling, while retaining the servicing rights, certain fixed-rate residential mortgage loans which were, for the most part, converted prior to sale to mortgage-backed securities. In conjunction with this mortgage banking activity, the Company uses forward contracts in order to reduce exposure to interest rate risk. The amount of forward coverage of the "pipeline" of mortgages is set on a day-to-day basis by an operating officer, within policy guidelines, based on the Company's assessment of the general direction of interest rates and the levels of mortgage origination activity. See Note 18 to the "Consolidated Financial Statements" for further information.

     The Company's gap analysis, which involves comparing the difference between assets and liabilities that mature or reprice during a given period of time, is one measurement of its sensitivity to interest rate fluctuations. These differences are a primary component of the risk to net interest income. The following table illustrates the Company's gap position at December 31, 1996.


                                              1-180     181-365      >1-3        >3-5         5+
                                              DAYS        DAYS       YEARS       YEARS       YEARS       TOTAL
                                              ----        ----       -----       -----       -----       -----
                                                                   (DOLLARS IN THOUSANDS)
Interest sensitive assets:
  Short-term investments.................  $ 25,600    $     --   $      --     $     --    $    --  $   25,600
  Assets held for sale...................     2,220          --          --           --         --       2,220
  Investments available for sale.........    29,556      30,856      11,187       30,804     11,722     114,125
  Investments held to maturity...........    14,091      10,392      38,328       28,190     45,925     136,926
  Stock in FHLB of Boston................    15,747          --          --           --         --      15,747
  Adjustable-rate loans..................   217,490     142,006     139,336       51,406     30,407     580,645
  Fixed-rate loans.......................    23,741      22,455      77,288       55,895    110,011     289,390
                                           --------    --------   ---------     --------    -------   ---------
    Total interest sensitive assets......   328,445     205,709     266,139      166,295    198,065   1,164,653

Interest sensitive liabilities:
  Money market deposit accounts..........    29,847      27,396      27,751       15,233     15,792     116,019
  Certificates of deposit................   178,452     120,120     166,311       11,177         --     476,060
  Other deposits.........................    27,648      25,664      45,378       27,892     45,405     171,987
  Borrowed funds.........................   136,621      75,344      49,840       10,138      2,475     274,418
                                           --------    --------   ---------     --------   ---------  ---------
    Total interest sensitive liabilities    372,568     248,524     289,280       64,440     63,672   1,038,484
                                           --------    --------   ---------     --------   ---------  ---------

Net interest rate sensitivity gap.......   $(44,123)   $(42,815)  $ (23,141)    $101,855   $134,393  $  126,169
                                           ========    ========   =========     ========   ========  ==========

Cumulative net interest rate
  sensitivity gap.......................   $(44,123)   $(86,938)  $(110,079)    $ (8,224)  $126,169
                                           ========    ========   =========     ========   ========

Cumulative net interest rate
  sensitivity gap as a percentage of
  total assets..........................       (3.7)%      (7.2)%      (9.1)%       (0.7)%     10.5%

AT DECEMBER 31, 1995:

Cumulative net interest rate
  sensitivity gap.......................   $ 33,344    $ 32,592   $ (39,827)    $  5,820   $110,848
                                           ========    ========   =========     ========   ========

Cumulative net interest rate
  sensitivity gap as a percentage of
  total assets..........................        3.0%        2.9%       (3.6)%        0.5%      10.0%


     The balance of interest-sensitive asset and liability accounts has been allocated among the various periods using common industry techniques. For example, fixed-rate mortgage loans are shown in the table in the time period corresponding to scheduled principal amortization and anticipated prepayments based on their respective weighted average maturities, weighted average rates and annual conditional prepayment rates at December 31, 1996 that vary from 9.2%
- 10.5% as compared with 13.5% - 16.5% at December 31, 1995. Adjustable-rate loans, securities, certificates of deposit and borrowed funds are allocated to the period in which the rates could be next adjusted or final contractual maturity on fixed rate instruments. Mortgage-backed securities were allocated using weighted average maturities, weighted average coupons and annual conditional prepayment rates of 4.2% - 19.8% at December 31, 1996, versus 4.8% - 48.5% at December 31, 1995.

     A substantial portion of regular savings and NOW accounts are considered "core deposits" by management and, therefore, relatively insensitive to interest rates. In addition, any future changes to the interest rates paid on these accounts is at the sole discretion of management. Despite the foregoing factors, based upon the Company's assessment of current market conditions, such accounts have been included in the "Other Deposits" category. These core deposits, along with money market accounts, have been allocated between each time period in recognition of the lagged variable rate feature. The interest rate sensitivity of the Company's assets and liabilities illustrated in the above table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

     The following table reflects the scheduled maturities of selected loans at December 31, 1996:

                                                                  ONE                OVER
                                           LESS THAN            THROUGH              FIVE
                                            ONE YEAR           FIVE YEARS            YEARS           TOTAL
                                            --------           ----------            -----           -----
                                                                      (IN THOUSANDS)

Construction and land loans..................$29,230             $ 3,913            $1,858          $35,001
Commercial loans............................. 10,152               7,651             1,598           19,401
                                             -------             -------            ------          -------
                                             $39,382             $11,564            $3,456          $54,402
                                             =======             =======            ======          =======

     Of the loans maturing after one year, $2.1 million, or 14.0%, have fixed rates and $12.9 million, or 86.0%, have floating or adjustable rates.

LIQUIDITY

     The Company's primary source of funds is dividends from its bank subsidiaries. Dividends from the Bank to the Company totalled $4.5 million in 1996, $1.5 million in 1995 and $3.5 million in 1994. ABNH will be severely limited in its ability to pay dividends during its initial years of operation. ABNH was capitalized with an initial contribution of $4.0 million in 1995 and another contribution of $1.0 million in 1996.

     The Company made payments of dividends to stockholders in the amount of $2.6 million, $1.9 million and $1.7 million, respectively, for the years ended December 31, 1996, 1995 and 1994.

     The goal of the Company's liquidity management process is to assess funding requirements so as to efficiently meet the cash needs of borrowers and depositors, while also providing funds for attractive investment opportunities.

     The Banks have a diverse base of funding. Sources of liquidity include maturation, amortization and prepayment of the investment and loan portfolios. Another source of liquidity is funds purchased from other banks, the sale of securities under repurchase agreements, customer repurchase agreements, and borrowings from the FHLB, of which Andover Bank is a voluntary member. The Banks may also obtain funds from the Federal Reserve Bank of Boston by pledging certain assets.

     At December 31, 1996, the Company had home equity, reserve credit and commercial unused lines of credit totalling $83.2 million. Outstanding commitments to originate real estate loans totalled $27.9 million. Unadvanced portions of real estate loans amounted to $18.6 million. Standby letters of credit were $1.8 million. Loans sold with recourse totalled $4.2 million. Management believes that its sources of liquidity are sufficient to meet these commitments if and as called upon.

     See Notes 10, 11, 13, 17, and 18 to the "Consolidated Financial Statements" for further information.

     Cash flows provided by operating activities increased by $555,000 to $18.6 million at December 31, 1996, and decreased by $22.7 million to $18.0 million at December 31, 1995. The change in 1996 was attributable to increased net income, while the change in 1995 was primarily due to a decrease in assets held for sale during 1994. Cash flows used by investing activities increased by $33.3 million from 1995 to 1996 and decreased $93.6 million from 1994 to 1995. The increase in 1996 was primarily due to purchases of investments available for sale. The decrease in 1995 was due to fewer purchases of investments held to maturity. Cash flows provided by financing activities increased $45.7 million from 1995 to 1996, primarily due to a large increase in total deposits. Cash flows provided by financing activities decreased $72.3 million from 1994 to 1995, primarily due to a smaller increase in total deposits in 1995 as well as a reduction in net new borrowings.

CAPITAL RESOURCES

     At December 31, 1996, the Company reported total capital of $95.8 million, or 8.0% of total assets as compared to $85.2 million, or 7.7% at December 31, 1995. The Company and the Banks continue to maintain capital ratios in excess of all applicable regulatory minimums.

     The capital position of banks and bank holding companies are regulated by various Federal and state agencies. The following table presents regulatory capital ratios under current regulatory and risk-based capital requirements as of December 31, 1996:

                                                                            RISK BASED CAPITAL RATIO
                                                                            ------------------------
                                                      LEVERAGE RATIO        TIER 1             TOTAL
                                                      --------------        ------             -----
Andover Bancorp............................................  8.0%            13.4%             14.6%
     Andover Bank..........................................  7.7             12.8              14.1
     Andover Bank NH....................................... 11.0             16.1              16.4

     Current minimum regulatory requirements as of December 31, 1996 were 4.0% for the leverage ratio and 4.0% and 8.0%, respectively for the Tier 1 and total risk based capital ratios. Under the FDIC's prompt corrective action regulations promulgated pursuant to the FDIC Improvement Act of 1991, the Banks have sufficient capital to be considered "well capitalized". Therefore, the Banks are entitled to pay the lowest deposit premium possible.

     On October 17, 1996, the Company declared a 20% stock dividend distributed on November 13, 1996. All per share information has been adjusted to reflect this stock dividend.

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


ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                                              PAGE
                                                                                              ----

Independent Auditors' Report...............................................................    34

Consolidated Balance Sheets as of December 31, 1996 and 1995...............................    35

Consolidated Statements of Operations for each of the years ended
   December 31, 1996, 1995 and 1994........................................................    36

Consolidated Statements of Changes in Stockholders' Equity for each of the
  years ended December 31, 1996, 1995 and 1994.............................................    37

Consolidated Statements of Cash Flows for each of the years ended
  December 31, 1996, 1995 and 1994.........................................................   38-39

Notes to Consolidated Financial Statements.................................................   40-63

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
  ANDOVER BANCORP, INC.:

     We have audited the accompanying consolidated balance sheets of Andover Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Andover Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1, the Company changed its method of accounting for mortgage servicing rights effective January 1, 1996.


                                                  /s/ KPMG PEAT MARWICK LLP


Boston, Massachusetts
January 23, 1997



                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1995

                                                                                  1996              1995
                                                                                  ----              ----
                                                                                      (IN THOUSANDS)
                                                   ASSETS
Cash and due from banks (note 18)...........................................   $   20,489       $   19,236
Short-term investments (note 3).............................................       25,600            9,000
                                                                               ----------       ----------
  Cash and cash equivalents.................................................       46,089           28,236
                                                                               ----------       ----------
Assets held for sale (market value $2,220 in 1996 and $5,163 in 1995)
  (note 2)..................................................................        2,220            5,162
Investments available for sale (amortized cost of $113,623 in 1996
  and $108,643 in 1995) (note 3)............................................      114,125          108,969
Investments held to maturity (market value $137,007 in 1996 and
  $169,761 in 1995) (notes 3, 10 and 11)....................................      136,926          167,263
Loans (notes 4 and 11)......................................................      870,035          768,598
Allowance for loan losses (note 4)..........................................      (12,229)         (11,665)
                                                                               ----------       ----------
     Net loans..............................................................      857,806          756,933
                                                                               ----------       ----------
Other real estate owned, net (note 6).......................................        1,683            4,158
Premises and equipment, net (note 7)........................................       10,194            9,537
Accrued interest receivable.................................................        7,164            7,164
Stock in FHLB of Boston, at cost (notes 8 and 11)...........................       15,747           13,171
Deferred income taxes receivable (note 12)..................................        1,374              830
Income taxes receivable (note 12)...........................................          478              ---
Mortgage servicing assets (note 5)..........................................        8,006            6,609
Other assets................................................................        3,001            2,815
                                                                               ----------       ----------
         Total assets.......................................................   $1,204,813       $1,110,847
                                                                               ==========       ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Deposits (note 9)........................................................ $  824,311       $  743,205
     Securities sold under agreements to repurchase (note 10).................      2,833            9,212
     Federal Home Loan Bank advances (note 11)................................    271,585          263,414
     Mortgagors' escrow accounts..............................................      2,294            3,526
     Income taxes payable (note 12)...........................................      2,570            1,389
     Accrued expenses and other liabilities...................................      5,374            4,936
                                                                               ----------       ----------
          Total liabilities...................................................  1,108,967        1,025,682
                                                                               ----------       ----------
Commitments and contingencies (notes 7 and 18)
Stockholders' equity (notes 13, 15 and 19):
     Serial preferred stock, $0.10 par value;
        3,000,000 shares authorized, none issued..............................        ---              ---
     Common stock, $0.10 par value; 15,000,000 shares authorized;
        5,154,792 and 5,154,968 shares issued in 1996 and 1995, respectively..        515              515
     Additional paid-in capital...............................................     59,222           71,515
     Retained earnings........................................................     36,109           26,183
     Treasury stock, at cost (20,862 and 917,997 shares issued in 1996
       and 1995, respectively)................................................       (301)         (13,247)
     Unrealized gains (losses) on investments available for sale, net
       (notes 3 and 12).......................................................        301              199
                                                                               ----------       ----------
          Total stockholders' equity..........................................     95,846           85,165
                                                                               ----------       ----------
          Total liabilities and stockholders' equity.......................... $1,204,813       $1,110,847
                                                                               ==========       ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                       ANDOVER BANCORP, INC. AND SUBSIDIARIES
                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                    Years Ended December 31, 1996, 1995 and 1994

                                                                    1996              1995              1994
                                                                    ----              ----              ----
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest and dividend income:
   Loans........................................................   $64,569           $53,876          $41,316
   Mortgage-backed securities...................................    13,304            15,375           15,656
   Investment securities........................................     4,436             6,039            5,529
   Dividends on equity securities (note 8)......................       944               970              877
   Short-term investments.......................................       570               626              207
                                                                   -------           -------          -------
      Total interest and dividend income........................    83,823            76,886           63,585
                                                                   -------           -------          -------
Interest expense:
   Deposits (note 9)............................................    31,692            29,246           21,374
   Federal Home Loan Bank advances..............................    16,054            14,409           10,958
   Securities sold under agreements to repurchase...............       783               897            1,089
                                                                   -------           -------          -------
      Total interest expense....................................    48,529            44,552           33,421
                                                                   -------           -------          -------
      Net interest and dividend income..........................    35,294            32,334           30,164

Provision for loan losses (note 4)..............................     2,555             1,295              ---
                                                                   -------           -------          -------
      Net interest and dividend income after provision
         for loan losses........................................    32,739            31,039           30,164
                                                                   -------           -------          -------
Non-interest income:
   Net gains (losses) from sales and redemptions of assets
      held for sale (note 2)....................................       421                55             (470)
   Net gains from sales and redemptions
      of investment securities (note 3).........................       ---                 3              ---
   Net gains (losses) from sales and redemptions
      of investments available for sale (note 3)................      (686)              269              236
   Losses on real estate operations, net (note 6)...............    (1,542)           (2,003)          (2,617)
   Mortgage banking income......................................     3,163             2,371            1,442
   Other income (note 14).......................................     2,709             3,098            2,597
                                                                   -------           -------          -------
      Total non-interest income.................................     4,065             3,793            1,188
                                                                   -------           -------          -------
Non-interest expense:
   Salaries and employee benefits (note 15).....................    10,346             9,623            9,045
   Office occupancy and equipment (note 7)......................     2,756             2,338            2,181
   Data processing..............................................     1,666             1,445            1,172
   Mortgage banking expense.....................................     1,474               913              415
   Professional fees............................................     1,328               681              648
   Marketing....................................................       976               847              677
   Deposit insurance premiums...................................        15               892            1,611
   Merger expense (recovery) (note 19)..........................      (225)            1,000              ---
   Other operating expense......................................     2,552             2,121            1,779
                                                                   -------           -------          -------
      Total non-interest expense................................    20,888            19,860           17,528
                                                                   -------           -------          -------
      Income before income tax expense and extraordinary item...    15,916            14,972           13,824
Income tax expense (note 12)....................................     3,264             5,634            4,781
                                                                   -------           -------          -------
      Income before extraordinary item..........................    12,652             9,338            9,043
Extraordinary item, net of tax (notes 11 and 12)................      (173)              ---              ---
                                                                   -------           -------          -------
      Net income................................................   $12,479           $ 9,338          $ 9,043
                                                                   =======           =======          =======

Average number of common shares outstanding.....................     5,108             5,057            5,014

Income per share before extraordinary item......................   $  2.47           $  1.85          $  1.80
Extraordinary item per share, net of tax........................     (0.03)              ---              ---
                                                                   -------           -------          -------

Net income per share............................................   $  2.44           $  1.85          $  1.80
                                                                   =======           =======          =======

     The accompanying notes are an integral part of the consolidated financial statements.


                                       ANDOVER BANCORP, INC. AND SUBSIDIARIES
                             CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                    Years ended December 31, 1996, 1995 and 1994
                                                                                           UNREALIZED
                                                                                             GAINS
                                                                                           (LOSSES) ON       TOTAL
                                                ADDITIONAL                                 INVESTMENTS       STOCK-
                                      COMMON     PAID-IN      RETAINED      TREASURY        AVAILABLE        HOLDERS'S
                                       STOCK     CAPITAL      EARNINGS       STOCK          FOR SALE         EQUITY
                                      ------    ---------     --------      --------       -----------       ---------

Balance at December 31, 1993.........   $507      $70,370      $11,335       $(13,247)       $ 1,920         $70,885

   Net income........................    ---          ---        9,043            ---            ---           9,043
   Dividends declared and paid
     ($0.33 per share)...............    ---          ---       (1,677)           ---            ---          (1,677)
   Stock options exercised (note 15).      6          802          ---            ---            ---             808
   Change in unrealized gains
     (losses) on investments
     available for sale (note 3).....    ---          ---          ---            ---         (6,537)         (6,537)
                                        ----      -------      -------       --------        -------         -------
Balance at December 31, 1994.........    513       71,172       18,701        (13,247)        (4,617)         72,522

   Net income........................    ---          ---        9,338            ---            ---           9,338
   Dividends declared and paid
     ($0.37 per share)...............    ---          ---       (1,856)           ---            ---          (1,856)
   Stock options exercised (note 15).      2          343          ---            ---            ---             345
   Change in unrealized gains
     (losses) on investments
     available for sale (note 3).....    ---          ---          ---            ---          4,816           4,816
                                        ----      -------      -------       --------        -------         -------
Balance at December 31, 1995.........    515       71,515       26,183        (13,247)           199          85,165

   Net income........................    ---          ---       12,479            ---            ---          12,479
   Dividends declared and paid
     ($0.50 per share)...............    ---          ---       (2,553)           ---            ---          (2,553)
   Stock options exercised (note 15).    ---           41          ---            612            ---             653
   Stock dividend....................    ---      (12,334)         ---         12,334            ---             ---
   Change in unrealized gains
     (losses) on investments
     available for sale (note 3).....    ---          ---          ---            ---            102             102
                                        ----      -------      -------       --------        -------         -------
Balance at December 31, 1996.........   $515      $59,222      $36,109       $   (301)       $   301         $95,846
                                        ====      =======      =======       ========        =======         =======

(1) Net of related tax effect.

The accompanying notes are an integral part of the consolidated financial statements.


                                       ANDOVER BANCORP, INC. AND SUBSIDIARIES
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Years ended December 31, 1996, 1995 and 1994

                                                                            1996         1995          1994
                                                                            ----         ----          ----
                                                                                   (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income........................................................     $12,479      $ 9,338     $  9,043
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Provision for loan losses ........................................       2,555        1,295         --
   Net (gains) losses on sales and provisions
      for other real estate owned ...................................         392          168          (24)
   Net gains from sales and redemptions of investment
     securities .....................................................        --             (3)        --
   Net (gains) losses from sales and redemptions of
      investments available for sale ................................         686         (269)        (236)
   Net (gains) losses from sales and writedowns of assets
      held for sale .................................................        (421)         (55)         470
   Depreciation and amortization ....................................       1,396        1,155          919
   Amortization of fees, discounts and premiums, net ................         412          557        1,073
  (Increase) decrease in:
     Assets held for sale ...........................................       1,232       (2,600)      29,303
     Accrued interest receivable ....................................        --           (217)      (1,855)
     Income taxes receivable ........................................      (1,096)       3,401        2,196
     Mortgage servicing assets ......................................         741          698          353
     Other assets ...................................................        (186)       1,810       (1,363)
   Increase (decrease) in:
     Mortgagors' escrow accounts ....................................      (1,232)       1,283          885
     Accrued income taxes payable ...................................       1,181          909         (171)
     Accrued expenses and other liabilities .........................         438          552          121
                                                                        ---------    ---------    ---------
        Net cash provided by operating activities ...................      18,577       18,022       40,714
                                                                        ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net cash of acquired institution .................................        --           --          5,372
   Purchases of investments available for sale.......................    (100,311)        --         (9,103)
   Net change FHLB stock ............................................      (2,576)        (803)      (2,197)
   Purchases of investments held to maturity ........................      (2,991)     (20,858)    (110,271)
   Proceeds from sales of investments available for sale ............      86,641       54,985       18,290
   Proceeds from maturities and redemptions of
     investments available for sale .................................       6,023        8,923        4,398
   Proceeds from maturities and redemptions of
     investments held to maturity ...................................       6,000        5,531        1,052
   Principal repayments of investments available for sale ...........       8,174        8,608       15,670
   Principal repayments of investments held to maturity .............      27,008       20,603       42,048
   Purchases of whole loans .........................................     (32,474)     (59,878)        --
   Purchases of mortgage servicing rights ...........................      (2,138)      (3,555)      (1,385)
   Net increase in loans ............................................     (76,855)     (68,835)    (113,883)
   Capital expenditures on premises and equipment, net ..............      (2,053)        (878)      (1,722)
   Proceeds from disposition of other real estate owned .............       3,958        7,972       10,107
   Capital expenditures on other real estate owned ..................        (128)        (260)        (431)
                                                                        ---------    ---------    ---------
       Net cash used by investing activities ........................     (81,722)     (48,445)    (142,055)
                                                                        ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in deposits .........................................      81,106       15,347       54,908
   Net increase (decrease) in securities sold
    under agreements to repurchase ..................................      (6,379)       5,212      (19,922)
   Proceeds from issuance of FHLB advances ..........................     450,469      322,450      345,100
   Principal repayments of FHLB advances.............................    (442,298)    (306,221)    (271,630)
   Dividends paid ...................................................      (2,553)      (1,856)      (1,677)
   Stock options exercised ..........................................         653          345          808
                                                                        ---------    ---------    ---------
       Net cash provided by financing activities ....................      80,998       35,277      107,587
                                                                        ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents ................      17,853        4,854        6,246
Cash and cash equivalents, beginning of year ........................      28,236       23,382       17,136
                                                                        ---------    ---------    ---------
Cash and cash equivalents, end of year...............................   $  46,089    $  28,236    $  23,382
                                                                        =========    =========    =========

Statement continued on next page.

                                      ANDOVER BANCORP, INC. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                    Years ended December 31, 1996, 1995 and 1994


                                                                    1996       1995         1994
                                                                    ----       ----         ----
                                                                           (IN THOUSANDS)

Supplemental disclosures of cash flow information:
     Cash paid during the year for:
        Interest ...........................................       $48,787     $44,314     $33,248
        Income taxes .......................................         3,355       1,809       3,405
     Cash received during the year for:
        Income taxes .......................................           585         499         741
Supplemental noncash investing and financing activities:
     Conversion of real estate loans to mortgage-backed
       securities available for sale .......................        44,062      20,314      60,763
     Transfer of loans to other real estate owned ..........         1,747       3,242       4,399
     Transfer of investment securities held to
       maturity to investments available for sale (note 1)..          --        38,684        --
     Transfer of mortgage-backed securities held to
       maturity to investments available for sale (note 1)..          --        12,507        --


The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Andover Bancorp, Inc. (the "Company") is a Delaware corporation and the holding company of Andover Bank and Andover Bank NH (collectively the "Banks"). Andover Bank ("the Bank") is a state-chartered savings bank with its headquarters located in Andover, Massachusetts. Andover Bank NH ("ABNH") is a guaranty savings bank chartered in September 1995, and headquartered in Salem, New Hampshire. The Company provides a variety of loan and deposit services to its customers through 12 locations. The Company is supervised by the Board of Governors of the Federal Reserve System ("FRB") and it is also subject to the jurisdiction of the Massachusetts Board of Bank Incorporation, while Andover Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of Banks (the "Commissioner"). The Bank's deposits are insured by the FDIC and the Depositors Insurance Fund, Inc. ("DIF"). ABNH is subject to regulation and supervision of the FDIC and the New Hampshire Commissioner of Banks. ABNH's deposits are insured by the FDIC.
     The accounting and reporting policies of Andover Bancorp, Inc. and subsidiaries conform with generally accepted accounting principles and general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates.
    The following is a summary of the more significant accounting policies.

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

  Mortgage Banking Activities
     Loans held for sale in the secondary market are stated at the lower of aggregate amortized cost or market value. Market value is estimated based on outstanding investor commitments or, in the absence of such commitments, current investor yield requirements. Net unrealized losses, if any, are provided for in a valuation allowance by charges to operations. When loans are sold, a gain or loss is recognized to the extent that the sale proceeds exceed or are less than the carrying amount of the loans. Gains and losses are determined using the specific identification method.
     The gains and losses resulting from the sales of loans with servicing retained are adjusted to recognize the present value of differences between the loan yield to the investor and the interest rate on the loan, plus the normal servicing fee (and any required guaranty fee) over the estimated lives of the related loans. The resulting excess mortgage servicing fee ("excess") is capitalized.
     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). SFAS 122 requires that a mortgage banking enterprise recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. As a result of adopting SFAS 122, gains on sales of loans and originated mortgage servicing rights increased $423,000 for the year ended December 31, 1996.
     Mortgage loan servicing rights purchased or originated are amortized to non-interest expense using a method which approximates the level yield method in proportion to, and over the period of, estimated net servicing income. Prepayment experience on each mortgage servicing asset is reviewed periodically and, when actual prepayments exceed estimated prepayments, the balance of the mortgage servicing asset is adjusted by a charge to earnings. On a quarterly basis, the originated, excess and purchased mortgage servicing assets are assessed for impairment based on the fair value of such rights. The fair value is estimated using market prices when available or, alternatively, using a valuation model that calculates the present value of future cash flows. Any impairment in the fair value of those mortgage servicing assets is recognized by a charge to earnings through a valuation allowance. The risk characteristics of the underlying loans used to measure impairment of originated and purchased mortgage loan servicing rights include the loan type, interest rate, loan origination date, term to maturity and geographic location.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

  Investments
    Investments include short-term investments and investments available for sale, held to maturity and trading. Debt securities are classified as held to maturity only when there is positive intent and ability to hold them to maturity. Such securities are recorded at amortized cost, adjusted for amortization of premiums and accretion of discounts and adjusted as necessary for estimated prepayments. Trading securities are debt and equity securities held principally for the purpose of selling in the near term. Such securities are recorded at fair value, with unrealized gains and losses recorded in earnings. Investments available for sale are any debt and equity securities not classified as either held to maturity or trading securities. Such investments are recorded at fair value with changes in fair value recorded as a separate component of stockholders' equity, net of the related income tax effect. Originated mortgage loans converted to mortgage-backed securities to be sold are classified as trading. In 1995, the Company reclassified certain investments with an amortized cost of $51.2 million from held to maturity to available for sale. Gains and losses on sales of investment and mortgage-backed securities are recognized using the specific identification method. Premiums and discounts on investment and mortgage-backed securities are amortized or accreted into income by use of the level-yield method. The yields on mortgage-backed securities are affected by prepayments and changes in interest rates. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the security is written down to fair value. The amount of the writedown is included as a charge against gain on sale of securities. Short-term investments with original maturities of 90 days or less are carried at cost, which approximates market value.

  Loans
    Accrual of interest income on loans and amortization of net deferred loan fees are discontinued when loan payments are 90 days or more past due or earlier when concern exists as to the ultimate collection of principal or interest. When loans are placed on nonaccrual status, the interest receivable on the loan is reversed against interest income of the current period. Non-performing loans are generally not returned to performing status until the obligation is brought current, the loan becomes well-secured and in the process of collection and, in either case, when concern no longer exists as to the collectibility of principal or interest. Interest received on nonaccruing loans is either applied against principal or reported as income according to management's judgement as to the collectibility of principal. Income received on impaired loans is recognized in income similar to nonaccrual loans.
    Loan origination fees and related direct incremental loan origination costs are deferred and amortized over the life of the related loans as yield adjustments using the level yield method. When loans are sold or paid off, the unamortized fees and costs are transferred to income. Purchased loan discounts are amortized over the weighted average repricing term of the underlying loans.
    Impaired loans are commercial, commercial real estate, and individually significant mortgage and consumer loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. Nonaccrual loans include impaired loans and are those on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, if (i) it is not probable that the Company will not collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Loans that experience insignificant payment delays and insignificant shortfalls in payment amounts generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

     Restructured, accruing loans entered into prior to 1995 are not required to be reported as impaired unless such loans are not performing according to their restructured terms. Loan restructurings at below current market rates entered into after 1994 are reported as impaired loans, and impairment is measured as described above using the loan's pre-modification rate of interest.

  Allowance for Loan Losses
     Possible losses on loans are provided for under the allowance method of accounting. The allowance is increased by provisions charged to operating expense and by recoveries of previously charged-off loans. The allowance is decreased as loans are charged-off.

     The allowance is an amount that management believes will be adequate for loan losses based on evaluations of collectibility and prior loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans and current and anticipated economic conditions that may affect the borrower's ability to pay. A substantial portion of the Banks' loans are secured by real estate in Massachusetts and New Hampshire. Accordingly, the ultimate collectibility of a substantial portion of the Banks' loan portfolio is susceptible to changes in market conditions in these areas.

     Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans,future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

  Other Real Estate Owned
    Other real estate owned is comprised of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure or when the Bank is in possession of the collateral. Real estate owned is recorded at the lower of the carrying value of the loan or the net fair value of the property. Losses arising from the acquisition of such properties are charged against the allowance for loan losses. Operating expenses, net of related income, and any provisions to increase the valuation allowance are charged to real estate operations. Subsequent declines in net fair value are charged-off to the valuation allowance while gains and losses upon disposition are reflected in real estate operations. Management believes the allowance is adequate to provide for potential losses. However, future additions to the valuation allowance may be necessary based on changes in economic conditions.

  Premises and Equipment
    Premises and equipment are stated at cost less accumulated depreciation. Depreciation or amortization is computed on the straight-line method over the lesser of the estimated useful lives of the assets or over the terms of their respective leases for leasehold improvements. It is the Company's general practice to charge the cost of maintenance and repairs to operations when incurred; major expenditures for improvements are capitalized and depreciated.

  Income Taxes
     Income taxes are accounted for using the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

  Employee Benefits
     The Company accounts for pension and postretirement benefits on the net periodic pension cost method for financial reporting purposes. This method recognizes the compensation cost of an employee's benefit over that employee's approximate service period.
     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). This new Statement, effective for fiscal years beginning after December 15, 1995, encourages companies to adopt a new accounting method based on the estimated fair value of employee stock options and other stock awards under which compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. The Company continues to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees." See footnote 15 for the expanded disclosures required by SFAS 123 regarding pro forma net income and earnings per share.

  Earnings Per Share
    Earnings per share are calculated based upon the weighted average number of common shares outstanding during the year. Stock options did not have a dilutive effect. The per share date has been restated for all periods presented to reflect the 20% stock dividend distribution on November 13, 1996.

  Recent Accounting Developments
    In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). SFAS 125 establishes, among other things, new criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. SFAS 125 also establishes new accounting requirements for pledged collateral. SFAS 125 is effective for most transactions occurring after December 31, 1996 with other provisions of the Statement deferred for one year. The Statement must be applied prospectively. The Company has determined that the adoption of SFAS 125 will not have a material impact on its consolidated financial statements.


(2) ASSETS HELD FOR SALE
     The composition of assets held for sale at December 31 follows:

                                                              1996        1995
                                                              ----        ----
                                                               (IN THOUSANDS)
     Loans.................................................  $2,220      $5,162
                                                             ======      ======

     At December 31, 1996 and 1995, the market value of assets held for sale totalled $2,220,000 and $5,163,000, respectively. Proceeds from sales of assets held for sale totalled $39,839,000, $21,552,000 and $60,907,000, respectively, for the years ended December 31, 1996, 1995, and 1994. Realized gains on sales of assets held for sale amounted to $829,000, $329,000 and $529,000 in 1996, 1995, and 1994, respectively. Realized losses on such sales and writedowns were $382,000, $274,000 and $870,000 in 1996, 1995 and 1994, respectively. Net unrealized losses of $26,000 and $129,000 on assets held for sale were included in earnings for 1996 and 1994, respectively. Proceeds from sales of investment trading accounts totalled $9,990,000 for the year ended December 31, 1995. Realized losses on such sales were $10,000 in 1995.

                    ANDOVER BANCORP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                       December 31, 1996, 1995 and 1994

(3) INVESTMENTS

     The amortized cost and approximate fair value of the investment portfolio at December 31 follows:

                                                      1996                                         1995
                                   -----------------------------------------   -----------------------------------------
                                               GROSS          GROSS                        GROSS         GROSS
                                   AMORTIZED UNREALIZED    UNREALIZED  FAIR    AMORTIZED UNREALIZED   UNREALIZED   FAIR
                                      COST     GAINS         LOSSES    VALUE     COST      GAINS        LOSSES     VALUE
                                     ----     -----         ------    -----     ----      -----        ------     -----
                                                                        (IN THOUSANDS)

SHORT-TERM INVESTMENTS:
Federal funds sold................ $ 25,600   $   ---        $ ---   $ 25,600   $  9,000    $   ---    $   ---    $  9,000
                                   ========   =======        =====   ========   ========    =======    =======    ========

INVESTMENTS AVAILABLE FOR SALE:
U. S. government and federal......
  agency obligations.............. $ 41,304    $  475      $   (39)  $ 41,740   $ 52,445     $  329      $(284)   $ 52,490
Other bonds and obligations.......   14,955        70          (32)    14,993     14,159        249        (26)     14,382
FHLMC participation certificates..   25,175        36         (108)    25,103      4,370         50        ---       4,420
FNMA pass-through certificates....    4,712        51          ---      4,763        ---        ---        ---         ---
GNMA mortgage-backed securities...   27,477       202         (153)    27,526     37,186        257       (248)     37,195
Collateralized mortgage
  obligations.....................      ---       ---          ---        ---        483        ---          (1)       482
                                     ------    ------      -------   --------   --------       ----    --------   --------
                                   $113,623    $  834      $  (332)  $114,125   $108,643      $ 885    $  (559)   $108,969
                                   ========    ======      =======   ========   ========      =====    =======    ========

INVESTMENTS HELD TO MATURITY:
U. S. government and federal
  agency obligations.............  $  1,448   $   ---      $   (16) $   1,432   $  1,500     $  ---     $   (1)  $   1,499
Other bonds and obligations......     9,686        79          (33)     9,732     12,758        180        (29)     12,909
FHLMC participation certificates     63,639       640         (360)    63,919     78,649      1,314        (26)     79,937
FNMA pass-through certificates...    57,192       394         (647)    56,939     67,375      1,100       (144)     68,331
GNMA mortgage-backed securities..     3,899        50          ---      3,949      4,458        123        ---       4,581
Collateralized mortgage
  obligations....................       ---       ---          ---        ---      1,116        ---         (2)      1,114
Other asset-backed securities....     1,062       ---          (26)     1,036      1,407        ---        (17)      1,390
                                   --------    ------      -------   --------   --------     ------      -----    --------
                                   $136,926    $1,163      $(1,082)  $137,007   $167,263     $2,717      $(219)   $169,761
                                   ========    ======      =======   ========   ========     ======      =====    ========

  Total investments..............  $276,149    $1,997      $(1,414)  $276,732   $284,906     $3,602      $(778)   $287,730
                                   ========    ======      =======   ========   ========     ======      =====    ========

     Proceeds from sales of investments available for sale totalled $86,641,000, $54,985,000 and $18,290,000 for the years ended December 31, 1996, 1995 and
1994, respectively. Realized gains and losses on such sales amounted to $236,000 and $922,000 in 1996, respectively, $510,000 and $241,000 in 1995, respectively, and $250,000 and $14,000 in 1994, respectively. There were no proceeds from sales of investments held to maturity in 1996, 1995 and 1994. In 1995, realized gains totalled $3,000 from redemptions of investments held to maturity in the amount of $5,531,000.


     The amortized cost and fair value of mortgage-backed securities available for sale and held to maturity at December 31 follows:

                                                     1996                                         1995
                                   ----------------------------------------     ----------------------------------------
                                   AVAILABLE FOR SALE      HELD TO MATURITY     AVAILABLE FOR SALE      HELD TO MATURITY
                                   -----------------     ------------------     ------------------     -----------------
                                   AMORTIZED    FAIR     AMORTIZED     FAIR     AMORTIZED     FAIR     AMORTIZED    FAIR
                                      COST     VALUE       COST       VALUE       COST       VALUE        COST     VALUE
                                      ----     -----       ----       -----       ----       -----        ----     -----
                                                                       (IN THOUSANDS)
Originated....................     $    892   $   920    $ 38,052    $ 38,101   $  1,042    $ 1,075    $ 45,941   $ 47,039
Purchased.....................       56,472    56,472      87,740      87,742     40,997     41,022     107,064    108,314
                                   --------   -------    --------    --------   --------    -------    --------   --------
                                   $ 57,364   $57,392    $125,792    $125,843   $ 42,039    $42,097    $153,005   $155,353
                                   ========   =======    ========    ========   ========    =======    ========   ========

                    ANDOVER BANCORP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                       December 31, 1996, 1995 and 1994

     The amortized cost and fair value of adjustable rate investments available for sale and held to maturity by type at December 31 follows:

                                                     1996                                         1995
                                   ----------------------------------------     ----------------------------------------
                                   AVAILABLE FOR SALE      HELD TO MATURITY     AVAILABLE FOR SALE      HELD TO MATURITY
                                   -----------------     ------------------     ------------------     -----------------
                                   AMORTIZED    FAIR     AMORTIZED     FAIR     AMORTIZED     FAIR     AMORTIZED    FAIR
                                      COST     VALUE       COST       VALUE       COST       VALUE        COST     VALUE
                                      ----     -----       ----       -----       ----       -----        ----     -----
                                                                       (IN THOUSANDS)

Federal agency obligations........ $   ---     $  ---   $    ---     $   ---   $  3,000    $ 2,982    $ 1,500    $ 1,499
Other bonds and obligations ......     ---        ---        ---         ---      1,000        995        500        501
FHLMC participation certificates .     892        920        ---         ---      4,211      4,261       ---        ---
FNMA pass-through certificates ...     ---        ---      3,350       3,438      3,821      3,866       ---        ---
GNMA mortgage-backed securities ..  27,477     27,526        ---         ---     37,186     37,195       ---        ---
                                   -------    -------    -------     -------    -------    -------    -------    -------
                                   $28,369    $28,446    $ 3,350     $ 3,438    $49,218    $49,299    $ 2,000    $ 2,000
                                   =======    =======    =======     =======    =======    =======    =======    =======

     The carrying amounts of callable securities included in investments available for sale and investments held to maturity totalled $30,779,000 and $1,448,000 in 1996 and $20,314,000 and $1,500,000 in 1995, respectively.


     The maturity distribution of investments available for sale and held to maturity at December 31, follows:

                                                     1996                                         1995
                                   ----------------------------------------     ----------------------------------------
                                   AVAILABLE FOR SALE      HELD TO MATURITY     AVAILABLE FOR SALE      HELD TO MATURITY
                                   -----------------     ------------------     ------------------     -----------------
                                   AMORTIZED    FAIR     AMORTIZED     FAIR     AMORTIZED     FAIR     AMORTIZED    FAIR
                                      COST     VALUE       COST       VALUE       COST       VALUE        COST     VALUE
                                      ----     -----       ----       -----       ----       -----        ----     -----
                                                                       (IN THOUSANDS)
Within 1 year....................  $ 32,430  $ 32,428   $ 10,189   $ 10,175     $ 17,442  $ 17,528    $ 17,747  $ 18,027
1 to 5 years.....................    33,515    32,908     35,903     35,950       52,389    52,597      58,663    59,912
5 to 10 years....................    13,637    13,618     48,091     48,136        4,555     4,577      31,935    32,903
Over 10 years....................    34,041    35,171     42,743     42,746       34,257    34,267      58,918    58,919
                                   --------  --------   --------   --------     --------  --------    --------  --------
                                   $113,623  $114,125   $136,926   $137,007     $108,643  $108,969    $167,263  $169,761
                                   ========  ========   ========   ========     ========  ========    ========  ========
--------------------------

Maturities of mortgage-backed securities are based on contractual maturities with scheduled amortization. Actual maturities will differ from contractual maturities due to prepayments.


     Fixed rate bonds available for sale with an amortized cost of $998,000 and $1,957,000 and an approximate fair value of $1,003,000 and $2,018,000 were pledged to secure government deposits at December 31, 1996 and 1995, respectively. U.S. government obligations available for sale with a carrying amount of $5,222,000 and an approximate fair value of $5,166,000 were pledged to secure customer reverse repurchase agreements at December 31, 1996. A FNMA pass-through certificate held to maturity with a carrying amount of $8,553,000 and an approximate fair value of $8,615,000 and a FHLMC participation certificate with a book value of $5,267,000 and an approximate market value of $5,296,000 were pledged to collateralize securities sold under agreements to repurchase at December 31, 1995.


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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

     The composition of loans at December 31 follows:

                                                                                              1996       1995
                                                                                              ----       ----
                                                                                               (IN THOUSANDS)
Real estate loans:
               Residential...............................................................   $619,955    $558,231
               Commercial................................................................    136,454     121,909
               Construction and land.....................................................     35,001      18,138
                                                                                            --------    --------

                    Total real estate loans..............................................    791,410     698,278
                                                                                            --------    --------

          Consumer loans:
               Home improvement, second mortgage and home
                  equity line of credit..................................................     49,670      43,463
               Personal..................................................................      3,467       3,369
               Guaranteed education......................................................      3,755       2,149
               Collateral................................................................      2,332       2,189
                                                                                            --------    --------

                    Total consumer loans.................................................     59,224      51,170
                                                                                            --------    --------

          Commercial loans...............................................................     19,401      19,150
                                                                                            --------    --------

                    Total loans..........................................................    870,035     768,598

          Allowance for loan losses......................................................    (12,229)    (11,665)
                                                                                            --------    --------

                    Net loans............................................................   $857,806    $756,933
                                                                                            ========    ========

     At December 31, 1996 and 1995, net deferred loan origination fees amounted to $163,000 and $253,000, respectively. Unadvanced portions of loans amounted to $18.6 million and $9.9 million at December 31, 1996 and 1995, respectively.

     An analysis of the allowance for loan losses for the years ended December
31 follows:


                                                                                   1996         1995        1994
                                                                                   ----         ----        ----
                                                                                          (IN THOUSANDS)

          Balance at beginning of year........................................   $11,665     $12,343     $13,392
          Balance of acquired institution.....................................       ---         ---       1,715
          Provision...........................................................     2,555       1,295         ---
          Charge-offs.........................................................    (3,283)     (2,767)     (3,269)
          Recoveries..........................................................     1,292         794         505
                                                                                 -------     -------     -------

          Balance at end of year..............................................   $12,229     $11,665     $12,343
                                                                                 =======     =======     =======

     The balance of loans on nonaccrual status because of delinquency or other problem characteristics amounted to $10,699,000 and $11,627,000 at December 31, 1996 and 1995, respectively.

     The reduction in interest income for the years ended December 31, associated with nonaccrual loans, follows:
                                                                                  1996         1995        1994
                                                                                  ----         ----        ----
                                                                                           (IN THOUSANDS)
          Interest income in accordance with original loan terms..............   $1,566      $1,596       $1,537
          Interest income recognized..........................................     (315)       (118)        (107)
          Interest income applied as a reduction in loan balance..............     (342)       (438)        (347)
                                                                                 ------      ------       ------
          Foregone interest income............................................   $  909      $1,040       $1,083
                                                                                 ======      ======       ======

                    ANDOVER BANCORP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                       December 31, 1996, 1995 and 1994

     At December 31, 1996, total impaired loans were $9.1 million, or which $2.7 million had related allowances of $.5 million and $6.4 million which did not require a related impairment allowance. At December 31, 1995, total impaired loans were $11.7 million, of which $4.9 million had related allowances of $.8 million and $6.8 million which did not require a related impairment allowance. Impaired loans have been measured using the fair value of the collateral method. During the years ended December 31, 1996 and 1995, the average recorded value of impaired loans was $10.7 million and $12.1 million, respectively, and the related amount of interest income recognized was $242,000 and $170,000, respectively, all of which was recorded on a cash basis, and approximately $919,000 and $820,000, respectively, of interest income that would have been recognized under original terms. The recognition policy of interest income for impaired loans is the same as for other loans.

     A summary of the activity with respect to loans made to directors and officers and their related interests whose total aggregate loan balances exceeded $60,000 during the years ended December 31 follows:

                                                                                       1996            1995
                                                                                       ----            ----
                                                                                           (IN THOUSANDS)
     Balance at beginning of year...................................................  $1,710          $2,202
     New loans granted..............................................................      37              27
     Retirement/reduction of directors and officers.................................    (109)           (474)
     Repayment of principal.........................................................    (101)            (45)
                                                                                      ------          ------
     Balance at end of year.........................................................  $1,537          $1,710
                                                                                      ======          ======

     The outstanding balances of loans to directors and principal officers included above totalled $208,000 and $221,000, respectively, at December 31, 1996 and 1995. Loans included above were made in the Bank's ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility.

(5)  MORTGAGE SERVICING ASSETS

     A summary of the components of the mortgage servicing assets for the years ended December 31 follows:

                                                                       EXCESS     PURCHASED  ORIGINATED   TOTAL
                                                                       ------     ---------  ----------   -----
                                                                                      (IN THOUSANDS)
     Balance as of December 31, 1993.................................  $ 2,720     $   ---        ---     $ 2,720
     Purchased and capitalized.......................................      444       1,385        ---       1,829
     Amortization....................................................     (765)        (32)       ---        (797)
                                                                       -------     -------       ----     -------
     Balance as of December 31, 1994.................................    2,399       1,353        ---       3,752
                                                                                                 ----

     Purchased and capitalized.......................................      144       3,555        ---       3,699
     Amortization....................................................     (240)       (602)       ---        (842)
                                                                       -------     -------       ----     -------
     Balance as of December 31, 1995.................................    2,303       4,306        ---       6,609

     Purchased and capitalized.......................................      264       2,138        423       2,825
     Amortization....................................................     (360)     (1,045)       (23)     (1,428)
                                                                       -------     -------       ----     -------
     Balance as of December 31, 1996.................................  $ 2,207     $ 5,399       $400     $ 8,006
                                                                       =======     =======       ====     =======

     During 1996, the Company established a valuation account for purchased mortgage servicing rights in the amount of $200,000. This valuation account is included in the amortization amount above. No writedowns were taken in 1996. At December 31, 1996, 1995 and 1994 mortgage loans partially or wholly owned by others and serviced by the Company amounted to approximately $877,683,000, $780,356,000 and $513,227,000, respectively, and are not reflected in the accompanying consolidated financial statements because they are not assets of the Company. During 1996 and 1995, the Company purchased mortgage servicing rights to $180.0 million and $303.6 million, respectively, in residential first mortgage loans. These purchased balances are included in the loans serviced for others. Gains resulting from the capitalization of originated and excess mortgage servicing rights are included in net gains on assets held for sale. Amortization of the excess mortgage servicing rights are included in mortgage banking income while amortization of the purchased and originated mortgage servicing rights are included in mortgage banking expenses.

                             ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                                 December 31, 1996, 1995 and 1994

(6)  OTHER REAL ESTATE OWNED

     The composition of other real estate owned at December 31 follows:

                                                                                      1996            1995
                                                                                      ----            ----
                                                                                         (IN THOUSANDS)
     Residential real estate........................................................ $  456         $1,131
     Commercial real estate.........................................................    544            572
     Multi-family real estate.......................................................    658          1,820
     Construction and land..........................................................    201          1,048
                                                                                      -----         ------
                                                                                      1,859          4,571
     Valuation allowance............................................................   (176)          (413)
                                                                                      -----         ------
                                                                                     $1,683         $4,158

     An analysis of the valuation allowance for the years ended December 31 follows:
                                                                     1996           1995             1994
                                                                     ----           ----             ----
                                                                                (IN THOUSANDS)
     Balance at beginning of year..................................$ 413          $   715          $ 1,086
     Provision.....................................................  554              750            1,375
     Net charge-offs............................................... (791)          (1,052)          (1,746)
                                                                   -----          -------          -------
     Balance at end of year........................................$ 176          $   413          $   715
                                                                   =====          =======          =======

     Proceeds from the sale of other real estate owned totalled $3,958,000 and $7,972,000 during 1996 and 1995, respectively.

     The components of losses on real estate operations, net, for the years ended December 31 follows:

                                                                   1996             1995             1993
                                                                   ----             ----             ----
                                                                              (IN THOUSANDS)
     Net gains on sales..........................................$   162          $   582          $ 1,399
     Rental income...............................................     44              123              348
     Provisions for other real estate owned......................   (554)            (750)          (1,375)
     Other operating expenses, net...............................   (787)          (1,314)          (2,228)
     Foreclosure expenses........................................   (407)            (644)            (761)
                                                                 -------          -------          -------
                                                                 $(1,542)         $(2,003)         $(2,617)
                                                                 =======          =======          =======

(7) PREMISES AND EQUIPMENT

     The composition of premises and equipment at December 31 follows:
                                                                                 1996               1995
                                                                                 ----               ----
                                                                                      (IN THOUSANDS)
     Land and buildings........................................................  $11,560          $10,895
     Furniture, fixtures and equipment.........................................    4,775            3,682
     Leasehold improvements....................................................      173              173
     Construction in progress..................................................      163              113
                                                                                 -------          -------
                                                                                  16,671           14,863
     Less: accumulated depreciation............................................   (6,477)          (5,326)
                                                                                 -------          -------
                                                                                 $10,194          $ 9,537
                                                                                 =======          =======

     Rent expense was $108,000, $81,000 and $208,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Rental income on portions of the Company owned and occupied premises totalled $244,000, $354,000 and $355,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

     A summary of future minimum rental expense and income under non-cancellable operating leases at December 31, 1996 follows:
                                                                                         MINIMUM         MINIMUM
                                                                                         RENTAL          RENTAL
                                                                                         EXPENSE         INCOME
                                                                                         -------         ------
                                                                                              (IN THOUSANDS)
     1997...............................................................................   $112           $277
     1998...............................................................................    114            157
     1999...............................................................................     75            140
     2000...............................................................................     73            133
     2001...............................................................................     75             65
     Thereafter.........................................................................    229             --


(8) STOCK IN FEDERAL HOME LOAN BANK OF BOSTON
     As a voluntary member of the Federal Home Loan Bank ("FHLB") of Boston, the Bank is required to invest in $100 par value stock of the FHLB of Boston in the amount of 1% of its outstanding home loans or 5% of its outstanding advances from the FHLB of Boston, whichever is higher. As and when such stock is redeemed, the Bank would receive from the FHLB of Boston an amount equal to the par value of the stock. At its discretion, the FHLB of Boston may declare dividends on this stock. Such dividends, which are included in dividend income on equity securities, amounted to $934,000, $877,000 and $834,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(9) DEPOSITS

     The composition of deposits at December 31 follows:
                                                                         1996                   1995
                                                                 -------------------     ---------------------
                                                                            WEIGHTED                  WEIGHTED
                                                                            AVERAGE                   AVERAGE
                                                                 AMOUNT       RATE       AMOUNT         RATE
                                                                 ------       ----       ------         ----
                                                                                  (IN THOUSANDS)

       Non-interest bearing:
            Demand deposit accounts........................  $ 60,245        .--%     $ 54,516          .--%
       Interest bearing:
             NOW accounts..................................    75,297       1.01        67,275         1.00
             Regular savings accounts......................    96,690       2.87        68,052         2.20
             Money market deposit accounts.................   116,019       2.90       130,437         2.90
             Variable rate certificates....................     8,459       5.24        13,279         5.64
             Fixed rate certificates.......................   467,601       5.80       409,646         5.86
                                                             --------                 --------
                  Total deposits...........................  $824,311       4.18%     $743,205         4.13%
                                                             ========       ====      ========         ====


     Time certificates in excess of $100,000 at December 31, 1996 and 1995 amounted to $71,806,000 and $53,018,000, respectively. There were no brokered deposits at December 31, 1996 and 1995.


     A summary of interest expense on deposits for the years ended December 31 follows:


                                                                            1996          1995            1994
                                                                            ----          ----            ----

                                                                                       (IN THOUSANDS)
     Now accounts.......................................................  $   661       $   711       $    725
     Regular savings accounts...........................................    1,800         1,554          1,512
     Money market deposit accounts......................................    3,639         3,548          3,460
     Certificates of deposit............................................   25,592        23,433         15,677
                                                                          -------       -------        -------
                                                                          $31,692       $29,246        $21,374
                                                                          =======       =======        =======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1996 and 1994

     The average interest rate on time certificates at December 31, 1996, by the earlier of its repricing or period of maturity, follows:

                                                                                                        AVERAGE
                                                                                        AMOUNT           RATE
                                                                                        ------           ----
                                                                                            (IN THOUSANDS)
     Maturity in:
       1997..........................................................................  $298,613          5.64%
       1998..........................................................................   128,612          5.96
       1999..........................................................................    37,744          6.29
       2000..........................................................................     6,305          6.06
       2001..........................................................................     4,786          5.96
                                                                                       --------
                                                                                       $476,060          5.79%
                                                                                       ========          ====

     Included in the table above are variable rate time certificates, the majority of which mature in 1997.

(10) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
     The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). These agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets and the securities underlying the agreements remain in the asset accounts. The securities underlying the agreements are held by third parties as custodian. In addition, the Banks have established overnight corporate customer repurchase agreements whereby collateral is set aside by the Banks' custodian and the rates paid approximate short term deposit rates. This product allows the customer to invest excess cash at a market interest rate. Generally, the outstanding collateral consists of U.S. government and federal agency obligations and mortgage-backed participation certificates.

     Information concerning securities sold under agreements to repurchase for the years ended December 31 follows:

                                                                            1996          1995            1994
                                                                            ----          ----            ----
                                                                                     (IN THOUSANDS)
   Outstanding at December 31............................................  $2,833       $ 9,212        $ 4,000
   Outstanding collateral:
      Carrying amount....................................................   5,222        13,820          4,619
      Fair value.........................................................   5,166        13,911          4,223
   Average balance outstanding during the year...........................  15,062        14,798         25,228
   Maximum outstanding at any month-end..................................  36,499        32,382         35,949
   Weighted average rate at year-end.....................................   4.35%         5.82%          6.17%
   Weighted average rate during the year.................................   5.20%         6.06%          4.32%

     The reverse repurchase agreements outstanding at December 31, 1996, mature on January 1, 1997. The reverse repurchase agreement outstanding at December 31, 1995, matured on January 17, 1996.

     The Bank has established reverse repurchase lines of credit in the amount of $310.0 million. These lines would be subject to the amount of securities available for collateralization purposes.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

(11) FEDERAL HOME LOAN BANK ADVANCES

     A summary of Federal Home Loan Bank advances by maturities at December 31 follows:
                                                                         1996                        1995
                                                                ----------------------        -------------------
                                                                AMOUNT        WEIGHTED        AMOUNT     WEIGHTED
                                                                ------        AVERAGE         ------     AVERAGE
                                                                                RATE                       RATE
                                                                                ----                       ----
                                                                                 (IN THOUSANDS)
   Within 1 year.............................................  $209,133         5.79%        $132,293      5.76%
   Over 1 year to 2 years....................................    43,570         5.49           78,453      6.51
   Over 2 years to 3 years....................................    6,269         5.59           36,948      5.53
   Over 3 years to 5 years...................................    10,138         5.76           15,123      5.65
   Over 5 years..............................................     2,475         6.19              597      6.46
                                                               --------                      --------
                                                               $271,585         5.74%        $263,414      5.94%
                                                               ========         ====         ========      ====


     Included in the above maturities are $4,875,000 in FHLB amortizers based on contractual maturities with scheduled amortization. Loans from the FHLB of Boston are secured by the Bank's stock in that institution, its residential real estate mortgage portfolio and the remaining U.S. government obligations not otherwise pledged (see notes 3 and 10). The Bank has lines of credit established with banks totalling $51.6 million at December 31, 1996.


     In the third quarter of 1996, the Bank elected early prepayment of selected above market interest rate FHLB advances. A pretax loss of $298,000 was incurred on the extinguishment of $19.1 million of such debts. The loss is recorded as an extraordinary item, net of a tax benefit of approximately $125,000 (see note
12).

(12) FEDERAL AND STATE INCOME TAXES

     The current and deferred components of income tax expense (benefit) for the years ended December 31 follow:


                                                                     1996               1995            1994
                                                                     ----               ----            ----
                                                                                   (IN THOUSANDS)
       Current income tax expense:
            Federal...............................................  $3,520            $1,938          $ 1,781
            State.................................................     361               299              202
                                                                    ------            ------          -------
                                                                     3,881             2,237            1,983
                                                                    ------            ------          -------
       Deferred income tax expense (benefit):
            Federal...............................................      (8)            2,857            2,629
            State.................................................    (109)            1,140            1,169
            Change in valuation allowance.........................    (500)             (600)          (1,000)
                                                                    ------            ------          -------
                                                                      (617)            3,397            2,798
                                                                    ------            ------          -------

       Income tax expense before extraordinary items..............   3,264             5,634            4,781
       Federal and state tax effect of extraordinary item.........    (125)              ---              ---
                                                                    ------            ------          -------
       Total income tax expense...................................  $3,139            $5,634          $ 4,781
                                                                    ======            ======          =======

     The total income tax expense has been increased to reflect the adjustment to the deferred tax asset for the tax impact of the Massachusetts tax rate reduction as part of the Bank Tax Reform Law signed by the Governor of Massachusetts on July 27, 1995.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

     The causes of the difference between the total expected income tax expense computed by applying the Federal statutory rate to income before income taxes and the reported income tax expense for the years ended December 31 follow:

                                                                      1996              1995             1994
                                                                      ----              ----             ----
                                                                                   (IN THOUSANDS)

       Federal income tax expense at statutory rate................. $ 5,571         $ 5,240          $ 4,700
       Tax effect of:
            Dividends received deduction............................      (2)             (9)             (11)
            State tax, net of federal benefit before valuation
              allowance, excluding state impact of law change.......     589             935              905
            Federal and state benefit of adjustment to deferred
              taxes resulting from change in federal tax law........  (2,500)            ---              ---
            Change in valuation allowance...........................    (500)           (600)          (1,000)
            Other, net..............................................     106              68              187
                                                                     -------         -------          -------
                                                                     $ 3,264         $ 5,634          $ 4,781
                                                                     =======         =======          =======

       Effective income tax rate before extraordinary item..........   20.5%            37.6%            34.6%
                                                                       ====             ====             ====


     The existing net deductible temporary differences that give rise to the net deferred income tax asset are expected to reverse in periods in which the Company will generate net taxable income. At December 31, 1996, the net deferred tax asset is supported by recoverable income taxes of approximately $4.3 million. It is management's belief that the valuation allowance is adequate to reduce the total deferred tax asset to an amount that is more likely than not to be realized. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

     The components of the net deferred taxes receivable for the years ended
December 31 follow:


                                                                                      1996               1995
                                                                                      ----               ----

                                                                                          (IN THOUSANDS)
       Deferred tax assets:
         Allowance for loan losses..................................................  $3,954          $ 2,358
         Unrealized losses on writedown of other real estate owned..................     190            1,665
         Deferred benefits..........................................................     618              552
         Depreciation...............................................................      32              ---
         Other......................................................................     520              481
                                                                                      ------          -------
         Gross deferred assets......................................................   5,314            5,056
         Valuation allowance........................................................    (828)          (1,328)
                                                                                      ------          -------
       Net deferred tax assets before deferred tax liabilities......................   4,486            3,728
                                                                                      ------          -------
       Deferred tax liabilities:
         Depreciation...............................................................     ---              432
         Deferred expenses..........................................................   2,571            1,857
         Excess mortgage servicing fees.............................................       9               16
         Security valuation adjustments on investments available for sale...........     201              127
         Miscellaneous security valuation adjustments...............................     225              225
         Other......................................................................     106              241
                                                                                      ------          -------
         Gross deferred liabilities.................................................   3,112            2,898
                                                                                      ------          -------
       Net deferred income taxes receivable.........................................  $1,374          $   830
                                                                                      ======          =======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995, and 1994

     In August, 1996, the provisions repealing the current thrift bad debt rules were passed by Congress as part of "The Small Business Job Protection Act of 1996." The new rules eliminate the 8% of taxable income method for deducting additions to the tax bad debt reserves for all thrifts beginning after December 31, 1995. These rules also require that thrift institutions recapture all or a portion of their bad debt reserves added since the base year (last taxable year beginning before January 1, 1988). The Company had previously recorded a deferred tax liability equal to the bad debt recapture and as such, the new rules will have no effect on net income or federal income tax expense. In addition, the Company had recorded a deferred tax liability on a portion of the base year reserves. As a result of the change in rules, the deferred tax liability was reversed and recognized as a $2.5 million decrease in tax expense for the year.
     The unrecaptured base year reserves will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt reserves continue to be subject to provision of present law that require recapture in the case of certain excess distributions to shareholders. The tax effect of pre-1988 bad debt reserves subject to recapture in the case of certain excess distributions is approximately $3.9 million.

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

     Retained Earnings
     The Company may not declare or pay cash dividends on its common stock if the effect thereof would cause its net worth to be reduced below regulatory net worth requirements or if such declaration and payment would otherwise violate regulatory requirements.
     In connection with the Bank's conversion to a stock savings bank, a liquidation account was established for the benefit of eligible deposit account holders in the event of a complete liquidation. At December 31, 1996, the amount of the liquidation account was approximately $749,000 (unaudited).
     On October 17, 1996, the Company declared a 20% stock dividend distributed on November 13, 1996. All earnings per share, dividends and share information have been retroactively adjusted to reflect this stock dividend.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

     The Banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that as of December 31, 1996, the Banks meet all capital adequacy requirements to which they are subject.
     As of December 31, 1996, the most recent notification from the FDIC categorized the Banks as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain total risk-based, Tier 1 risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would cause a change in the Banks' categorization.

     The Company's actual capital amounts and ratios as of December 31, 1996, follow:

                                                                                          TO BE WELL
                                                                 MINIMUMS              CAPITALIZED UNDER
                                                                FOR CAPITAL            PROMPT CORRECTIVE
                                         ACTUAL                   ADEQUACY             ACTION PROVISIONS
                                  -------------------------------------------------------------------------
                                                               (IN THOUSANDS)
                                  AMOUNT        RATIO     AMOUNT           RATIO      AMOUNT          RATIO
                                  ------        -----     ------           -----      ------          -----
Total Capital                    $104,368       14.6%     $57,123          >8.0%     $71,404          >10.0%
  (to risk weighted assets)
Tier 1 capital                     95,442       13.4       28,562          >4.0       42,843          > 6.0
  (to risk weighted assets)
Tier 1 capital                     95,442        8.0       47,634          >4.0       59,543          > 5.0
  (to average assets)


(14) OTHER INCOME

     Components of other income for the years ended December 31 follow:


                                                                       1996              1995             1994
                                                                       ----              ----             ----
                                                                                   (IN THOUSANDS)
       Deposit account service charges..............................  $1,557           $1,579           $1,507
       Loan late charges and other fees.............................     437              243              176
       Rental income................................................     244              354              355
       Gain on sale of a non-marketable security....................     ---              220              ---
       Other........................................................     471              702              559
                                                                      ------           ------           ------
                                                                      $2,709           $3,098           $2,597
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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

     The funded status of the plan for the years ended October 31, the plan's latest valuation dates, and amounts to be amortized systematically over subsequent periods follow:

                                                                                       1996            1995
                                                                                       ----            ----
                                                                                          (IN THOUSANDS)

       Vested benefits.............................................................  $ 2,758          $ 2,637
       Non-vested benefits.........................................................       70               57
                                                                                     -------          -------
       Accumulated benefit obligation..............................................    2,828            2,694
       Additional benefits related to future compensation levels...................    2,164            2,444
                                                                                     -------          -------
       Projected benefit obligation................................................    4,992            5,138
       Plan assets at fair value...................................................    4,269            3,463
                                                                                     -------          -------
       Plan assets less than projected benefit obligation..........................     (723)          (1,675)
       Unrecognized net (gain) loss................................................     (293)             792
       Unamortized transition asset................................................     (196)            (210)
                                                                                     -------          -------
       Accrued pension cost........................................................  $(1,212)         $(1,093)
                                                                                     =======          =======

     Net periodic pension expense for the years ended December 31 follows:


                                                                       1996             1995             1994
                                                                       ----             ----             ----
                                                                                   (IN THOUSANDS)
       Service cost - benefits earned during the year...............  $ 545             $401            $ 548
       Interest cost on projected benefit obligation................    357              315              319
       Actual return on plan assets.................................   (528)            (531)            (174)
       Net amortization and deferral................................    213              301              (59)
                                                                      -----             ----            -----
       Net periodic pension expense.................................  $ 587             $486            $ 634
                                                                      =====             ====            =====
     Assumptions used to develop the net periodic pension benefit obligation follow:

       Discount rate.................................................  7.50%            7.00%            8.00%
       Rate of increase in compensation levels.......................  5.00%            5.00%            5.00%

     Assumptions used to develop the net periodic pension expense follow:

       Discount rate.................................................  7.00%            8.00%            7.00%
       Rate of increase in compensation levels.......................  5.00%            5.00%            5.00%
       Expected long-term rate of return on assets...................  9.00%            9.00%            9.00%


     Postretirement Benefits Other Than Pensions
     In addition to the Bank's non-contributory defined benefit pension plan, the Bank provides health care and life insurance benefits for certain retired employees and dependents. This unfunded plan also covered active employees over the age of 55 and 20 years of service to the Bank for health benefits only and subject to a limitation upon retirement.

     The status of the plan for the years ended December 31 follows:

                                                                                         1996             1995
                                                                                         ----             ----
                                                                                             (IN THOUSANDS)
       Accumulated postretirement benefit obligation:
         Retirees and dependents.......................................................  $248             $214
         Active employees..............................................................   ---               50
                                                                                         ----             ----
       Total accumulated postretirement benefit obligation.............................  $248             $264
                                                                                         ====             ====
       Accrued postretirement benefit cost.............................................  $269             $274
                                                                                         ====             ====


     The net periodic postretirement benefit expense for the years ended December 31, 1996, 1995 and 1994 totalled $17,000, $17,000, and $14,000, respectively.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        December 31, 1996, 1995 and 1994

     Stock Option Plan
     Under the Company's 1986 Stock Option Plan for the benefit of officers and other employees, 600,000 shares of authorized but unissued Common Stock were reserved for issuance. As of December 31, 1996, this plan has expired and 3,600 ungranted option shares expired during the year. In 1995, the Company adopted a Stock Incentive Plan, in addition to and separate from the 1986 Stock Option Plan. A total of 249,134 shares of authorized but unissued Common Stock were reserved for issuance. The exercise price of any option granted will not be less than the fair market value of the Common Stock on the date of grant of the option. Stock options are exercisable over various periods commencing the date of the grant and in no event later than ten years after the date of the grant.

     A summary of stock option plan activity for the years ended December 31 follows:

                                                     1996                    1995                      1994
                                            --------------------     ---------------------    --------------------
                                                        WTD.AVG.                  WTD.AVG.                WTD.AVG.
                                                        EXERCISE                  EXERCISE                EXERCISE
                                            SHARES       PRICE       SHARES        PRICE      SHARES       RPICE
                                            ------       -----       ------        -----      ------       -----
Outstanding at beginning of year...........336,612       $13.43      285,468       $11.73    228,779       $ 9.48
     Granted...............................105,600        20.71       85,800        17.47    132,000        14.55
     Exercised.............................(49,721)       10.80      (34,656)        9.47    (72,608)        9.92
     Forfeited............................. (1,800)       12.26          ---          ---     (2,703)        6.87
                                           -------                   -------                 -------
Outstanding at end of year.................390,691        15.74      336,612        13.43    285,468        11.73
                                           =======                   =======                 =======
Exercisable at end of year.................360,691        15.55      312,612        13.12    255,468        11.06
                                           =======                   =======                 =======
Shares reserved for future grants..........237,714                   346,934                 183,600
                                           =======                   =======                 =======



     A summary of options outstanding and exercisable by price range as of
December 31 follows:
                        OPTIONS OUTSTANDING                                            ORTIONS EXERCISABLE
-------------------------------------------------------------------------     ----------------------------------
                        OUTSTANDING       WTD.AVG.                            EXERCISABLE
      RANGE OF              AS OF         REMAINING           WTD.AVG.            AS OF              WTD.AVG.
   EXERCISE PRICES        12/31/96     CONTRACTUAL LIFE    EXERCISE PRICE       12/31/96          EXERCISE PRICE

 $ 2.7000 - $11.7500       52,763             6.7             $ 6.7344            52,763             $ 6.7344
 $11.8750 - $15.7500       97,928             6.9             $12.7294            97,928             $12.7294
 $17.0000 - $17.7500      134,400             8.3             $17.5576           116,400             $17.5666
 $18.5000 - $21.5000      105,600             9.3             $20.7096            93,600             $20.9474
                          -------                             --------           -------             --------
                          390,691             8.0             $15.7377           360,691             $15.5460
                          =======             ===             ========           =======             ========


     The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                1996        1995
                                                                ----        ----

     Net income as reported.................................  $12,479     $9,338
     Pro forma net income...................................   12,156      9,032
     Earnings per share as reported.........................     2.44       1.85
     Pro forma earnings per share...........................     2.38       1.79

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        December 31, 1996, 1995 and 1994

     Pro forma net income reflects only options granted in 1996 and 1995, therefore, the full impact of calculating the compensation expense for stock options under SFAS 123 is not reflected in the pro forma net income amounts above since options granted prior to January 1, 1995 are not considered. The per share weighted average fair value of stock options granted during 1996 and 1995 was $4.59 and $4.25, respectively, on the date of grant determined using the Black Scholes option pricing model with the following weighted average assumptions:


                                                          1996         1995
                                                          ----         ----
     Expected dividend yield............................  3.00%        3.00%
     Risk-free interest rate............................  6.65%        5.44%
     Expected volatility................................ 25.00%       25.00%
     Expected life (years)..............................  6.20         5.72

     Employee Stock Ownership Plan
     The Company maintains an Employee Stock Ownership Plan (the "ESOP") that covers all employees who meet specified age and length of service requirements. Contributions are made for the purchase of additional shares of Company stock and accordingly, a charge to salaries and employee benefits expense is recorded. Approximately 14,063 shares of Common Stock were purchased during 1996 at an average price of $23.05 per share, which when combined with forfeited shares are allocated to participants proportionate to their gross wages. Contributions by the Bank to the ESOP for participants for the years ended December 31, 1996, 1995 and 1994 were $325,000, $402,000 and $380,000, respectively.

     Thrift Incentive Plan
     The Company has an employee tax deferred thrift incentive plan (401K) under which individual employee contributions to the plan are matched within certain limitations by the Banks. All employees who meet specified age and length of service requirements are eligible to participate in the 401K plan. The amounts matched by the Banks are included in salaries and employee benefits expense. The amounts matched for the years ended December 31, 1996, 1995 and 1994 were $54,000, $49,000 and $49,000, respectively.

     Officers Incentive Compensation Plan
     The Incentive Compensation Plan provides for the payment of bonuses to officers under certain circumstances based upon the Company's pre-tax earnings adjusted for gains or losses from sales of assets, targeted returns on assets and equity, its performance versus its peer group, and the individual's accomplishment of established goals and objectives. Amounts are to be allocated to participants as determined by the Company's Compensation and Option Committee based on the recommendation of the President and subject to approval by its Board of Directors. In 1996, 1995 and 1994, $293,000, $255,000 and $263,000,
respectively, was charged to salaries and employee benefits expense under this plan.

     Executive Officer Employment and Termination Agreements
     The Company maintains an employment agreement with its President and Chief Executive Officer. The employment agreement generally provides for the continued payment of specified compensation and benefits for specified periods after termination, unless the termination is for "cause" as defined in the employment agreement. In addition, the Company has entered into special termination agreements with its President and Chief Executive Officer and certain other executives which provides for the payment, under certain circumstances, of lump-sum amounts upon termination following a "change of control" which is generally defined to mean a person or group acquiring ownership of 25% or more of the shares of the Company.

     Deferred Compensation Plan
     The Company has adopted deferred compensation agreements for its directors whereby a director can elect to defer earned fees to future years with benefits commencing at retirement. This unfunded plan was amended to allow the directors to change their deferred compensation account to equivalent stock units in the Company's common stock, permit distribution upon retirement to be paid in shares of common stock, or to choose to receive interest

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        December 31, 1996, 1995 and 1994

credits based on an equivalent rate on a term certificate of deposit. The deferred compensation earned by the directors for the years ended December 31, 1996, 1995 and 1994 totalled $53,400, $48,100 and $52,300, respectively.

(16) FAIR VALUES OF FINANCIAL INSTRUMENTS
     Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include real estate acquired by foreclosure, the deferred income tax asset, office properties and equipment, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The estimated fair value amounts have been determined by using available quoted market information or other appropriate valuation methodologies.
     The fair value estimates provided are made at a specific point in time, based on relevant market information and the characteristics of the financial instrument. The estimates do not provide for any premiums or discounts that could result from concentrations of ownership of a financial instrument. Because no active market exists for a portion of the Company's financial instruments, certain fair value estimates are based on subjective judgments regarding current economic conditions, risk characteristics of the financial instruments, future expected loss experience, prepayment assumptions, and other factors. The resulting estimates involve uncertainties and therefore cannot be determined with precision. Changes made to any of the underlying assumptions could significantly affect the estimates.

     Financial instruments actively traded in a secondary market have been valued using quoted available market prices follow:
                                                                 1995                         1996
                                                       ------------------------      -----------------------
                                                       CARRYING                      CARRYING
                                                       AMOUNT        FAIR VALUE      AMOUNT       FAIR VALUE
                                                       ------        ----------      ------       ----------
                                                                      (IN THOUSANDS)
   Assets held for sale...............................$  2,220       $  2,220      $  5,162       $  5,163
   Investments available for sale......................114,125        114,125       108,969        108,969
   Investments held to maturity........................136,926        137,007       167,263        169,761



     The fair values of financial instruments with stated maturities have been estimated by discounting cash flows with a discount rate approximately equal to the current market rate for similar instruments follow:

                                                                 1995                         1996
                                                       ------------------------      -----------------------
                                                       CARRYING                      CARRYING
                                                       AMOUNT        FAIR VALUE      AMOUNT       FAIR VALUE
                                                       ------        ----------      ------       ----------
                                                                      (IN THOUSANDS)
   Loans receivable, net..............................$857,806        864,334      $756,933       $764,488
   Mortgage servicing assets........................     8,006          8,895         6,609          7,065
   Fixed rate certificates...........................  467,601        469,223       409,646        412,186
   Federal Home Loan Bank advances...................  271,585        271,517       263,414        264,790

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)
                        December 31, 1996, 1995 and 1994

     The fair values of financial instruments with no maturity or short-term maturities that approximate their carrying amounts are as follows:

                                                                 1995                         1996
                                                       ------------------------      -----------------------
                                                       CARRYING                      CARRYING
                                                       AMOUNT        FAIR VALUE      AMOUNT       FAIR VALUE
                                                       ------        ----------      ------       ----------
                                                                            (IN THOUSANDS)
   Cash and due from banks........................... $ 20,489       $ 20,489      $ 19,236       $ 19,236
   Short-term investments............................   25,600         25,600         9,000          9,000
   Accrued interest receivable.......................    7,164          7,164         7,164          7,164
   Stock in FHLB.....................................   15,747         15,747        13,171         13,171
   Demand deposit accounts...........................   60,245         60,245        54,516         54,516
   NOW accounts......................................   75,297         75,297        67,275         67,275
   Regular savings accounts..........................   96,690         96,690        68,052         68,052
   Money market deposit accounts.....................  116,019        116,019       130,437        130,437
   Variable rate certificates........................    8,459          8,459        13,279         13,279
   Securities sold under agreements to repurchase....    2,833          2,833         9,212          9,212
   Mortgagors' escrow accounts.......................    2,294          2,294         3,526          3,526

     The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate fair value. The fair values for investments available for sale and held to maturity are based on quoted bid prices received from securities dealers. Commitments to originate loans and forward commitments to sell loans have been considered in the value of assets held for sale. Loans are estimated by discounting contractual cash flows adjusted for prepayment estimates and using discount rates approximately equal to current market rates on loans with similar characteristics and maturities. The incremental credit risk for non-performing loans has been considered in the determination of the fair value of loans. Excess servicing is based on the present value of the estimated cash flows using a current risk rate and taking into consideration estimated prepayments. Fixed rate certificates and Federal Home Loan Bank advances are based on the discounted value of contractual cash flows. The discount rates used are representative of approximate rates currently offered on instruments with similar remaining maturities. The fair values for cash and short-term investments approximate their carrying amounts because of the short maturity of these instruments. The fair values of accrued interest receivable, variable rate certificates, securities sold under agreements to repurchase and mortgagors' escrow accounts approximate their carrying amounts because of the short-term nature of these financial instruments. The fair value of stock in the Federal Home Loan Bank of Boston equals its carrying amount as reported in the balance sheet because this stock is redeemable only at full par by the FHLB. The fair values of demand deposit accounts, NOW accounts, regular savings accounts and money market accounts are equal to their respective carrying amounts since they are equal to the amounts payable on demand at the reporting date. The Company's commitments for unused lines and outstanding standby letters of credit and unadvanced portions of loans are at floating rates and, therefore, there is no fair value adjustment.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)
                        December 31, 1996, 1995 and 1994

(17) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

     The following are the condensed financial statements for Andover Bancorp, Inc., referred to as the "Parent Company" for purposes of this Note only, as of December 31 follow:

BALANCE SHEETS
                                                                                     1996            1995
                                                                                     ----            ----
                                                                                       (IN THOUSANDS)
    ASSETS
    Cash and interest-bearing deposit in subsidiaries...........................   $ 3,015          $ 1,623
    Investment in subsidiaries, at equity.......................................    92,977           83,637
    Other assets................................................................         2                2
                                                                                   -------          -------
              Total assets......................................................   $95,994          $85,262
                                                                                   =======          =======

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Liabilities:
         Accrued income taxes...................................................   $     2          $     2
         Accrued expenses.......................................................       146               95
                                                                                   -------          -------
              Total liabilities.................................................       148               97
                                                                                   -------          -------
    Stockholders' equity:
         Serial preferred stock, $0.10 par value per share; 3,000,000
            shares authorized, none issued......................................       ---              ---
         Common stock, $0.10 par value per share; 15,000,000
            shares authorized; 5,154,792 and 5,154,968 shares issued
            in 1996 and 1995, respectively......................................       515              515
         Additional paid-in capital.............................................    59,222           71,515
         Retained earnings......................................................    36,109           26,183
         Treasury stock, at cost (20,862 and 70,603 shares in 1996 and
          1995, respectively)...................................................      (301)        (13,247)
         Unrealized gains on investments available for sale, net................       301              199
                                                                                   -------          -------
              Total stockholders' equity........................................    95,846           85,165
                                                                                   -------          -------
              Total liabilities and stockholders' equity........................   $95,994          $85,262
                                                                                   =======          =======




STATEMENTS OF OPERATIONS

                                                                             YEARS ENDED DECEMBER 31,
                                                                             ------------------------
                                                                      1996             1995              1994
                                                                      ----             ----              ----
                                                                                  (IN THOUSANDS)
    Dividends from bank subsidiaries..............................  $ 4,500          $ 1,500            $3,512
    Interest income from deposits in bank subsidiaries............       74               95                91
                                                                    -------          -------            ------
       Total operating income.....................................    4,574            1,595             3,603
    Non-interest expenses.........................................      240            1,362               315
                                                                    -------          -------            ------
    Income before income tax expense (benefit) and
       equity in net income of subsidiaries.......................    4,334              233             3,288
    Income tax expense (benefit)..................................       93             (380)               20
                                                                    -------          -------            ------
    Income before equity in net income of subsidiaries............    4,241              613             3,268
    Equity in net income of subsidiaries..........................    8,238            8,725             5,775
                                                                    -------          -------            ------
    Net income....................................................  $12,479          $ 9,338            $9,043
                                                                    =======          =======            ======

     The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

     STATEMENTS OF CASH FLOWS
                                                                             YEARS ENDED DECEMBER 31,
                                                                             ------------------------
                                                                    1996                1995             1994
                                                                    ----                ----             ----
                                                                                  (IN THOUSANDS)
    Cash flows from operating activities:
          Net income..............................................  $12,479          $ 9,338          $ 9,043
    Adjustments to reconcile net income to net cash
       provided by operating activities:
          Equity in undistributed net income of subsidiaries......   (8,238)          (8,725)          (5,775)
          (Increase) decrease in other assets.....................      ---              423             (293)
          Increase in other liabilities...........................       51               34               20
                                                                    -------          -------          -------
               Net cash provided by operating activities..........    4,292            1,070            2,995
                                                                    -------          -------          -------
    Cash flows from investing activities:
          Investment in subsidiary................................   (1,000)          (4,000)             ---
                                                                    -------          -------          -------
               Net cash used by investing activities..............   (1,000)          (4,000)             ---
                                                                    -------          -------          -------
    Cash flows from financing activities:
          Stock options exercised.................................      653              345              808
          Dividends paid to stockholders..........................   (2,553)          (1,856)          (1,677)
                                                                    -------          -------          -------
               Net cash used by financing activities..............   (1,900)          (1,511)            (869)
                                                                    -------          -------          -------
    Net increase (decrease) in cash and interest-bearing
       deposit in subsidiaries....................................    1,392           (4,441)           2,126
    Cash and interest-bearing deposit in subsidiaries at
       beginning of year..........................................    1,623            6,064            3,938
                                                                    -------          -------          -------
    Cash and interest-bearing deposit in subsidiaries at
       end of year................................................  $ 3,015          $ 1,623          $ 6,064
                                                                    =======          =======          =======
    Supplemental cash flow information:
       Cash paid during the year for:
          Income taxes............................................  $    13          $   ---          $    20

(18) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES
    The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to originate loans, standby letters of credit, recourse arrangements on assets sold, and forward commitments to sell loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby letters of credit and recourse arrangements is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For forward commitments to sell loans and mortgage-backed securities, the contract or notional amounts do not represent exposure to credit loss. The Company monitors the credit risk of its forward commitments through credit approvals, limits, and monitoring procedures.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994

    Financial instruments with off-balance sheet risk at December 31 follow:

                                                                                     CONTRACT OR
                                                                                   NOTIONAL AMOUNT
                                                                                   ---------------
                                                                               1996              1995
                                                                               ----              ----
                                                                                   (IN THOUSANDS)
Financial instruments whose contract amounts represent credit risk:

    Commitments to originate loans:
      Fixed rate loans.....................................................  $11,041          $ 6,871
      Adjustable rate loans................................................   16,853            8,545
                                                                             -------           ------
        Total commitments to originate loans...............................   27,894           15,416
    Unused lines of credit.................................................   83,193           76,584
    Standby letters of credit..............................................    1,805              557
    Loans sold with recourse...............................................    4,180            5,872
    Unadvanced portions of loans...........................................   18,560            9,891

Financial instruments whose notional or contract amounts exceed the amount of credit risk:

    Forward commitments to sell loans and mortgage-backed securities.......  $ 3,000          $ 8,000


    Commitments to originate loans, unused lines of credit, and unadvanced portions of loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, equipment and real estate. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
    The Company has retained credit risk on certain residential mortgage loans sold with recourse prior to June, 1990. Accordingly, the Company has retained the risk of loss resulting from any foreclosures on such loans.
    Forward commitments to sell loans or mortgage-backed securities are contracts which the Company enters into for the purpose of reducing the interest rate risk associated with originating loans for sale. In order to fulfill a forward commitment, the Company typically exchanges its current production of loans for mortgage-backed securities through FNMA or FHLMC which are then delivered to a national securities firm at a future date at prices or yields specified by the contracts.
   Risks may arise from the possible inability of the Company to originate loans to fulfill these contracts, in which case the Company would normally purchase securities in the open market to deliver against the contract. Unrealized gains and losses on contracts used to hedge the Company's closed loans and pipeline of loans expected to close are considered in adjusting carrying values of the loans held for sale to the lower of cost or market.
    As a nonmember of the Federal Reserve System, the Company is required to maintain certain reserve requirements of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in "Cash and due from banks," was $4,543,000 and $4,268,000 at December 31, 1996 and 1995, respectively.
    A number of legal claims against the Company arising in the normal course of business were outstanding at December 31, 1996. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on the Company's financial position.

(19) ACQUISITIONS
     On September 19, 1994, the Company signed a definitive agreement to acquire Finest Financial Corp. ("Finest") and its subsidiary, Pelham Bank and Trust Company. In the second quarter of 1995, the stockholders of Finest failed to approve the merger and Andover recorded a charge to earnings of $1.0 million in connection with merger related expenses. In the second quarter of 1996, the Company executed a merger termination agreement with Finest which resulted in a pretax recovery of $225,000.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1996, 1995 and 1994


(20) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
     Earnings per common share is calculated by dividing net earnings by the average common shares outstanding each quarter. Therefore, the sum of the quarters may not equal the net earnings per common share for the year. The per share data has been restated for all periods presented to reflect a 20% stock dividend distributed on November 13, 1996.

     Summaries of consolidated operating results on a quarterly basis for the years ended December 31, follow:

                                                                          1996 QUARTERS
                                                   ----------------------------------------------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                   FIRST           SECOND             THIRD            FOURTH
                                                   -----           ------             -----            ------
Interest and dividend income.................... $20,070          $20,714           $21,390          $21,649
Interest expense................................  11,586           11,897            12,496           12,550
                                                 -------          -------           -------          -------
Net interest and dividend income................   8,484            8,817             8,894            9,099
Provision for loan losses.......................     395              360             1,305  (a)         495
Losses on real estate operations................    (477)            (391)             (371)            (303)
Non-interest income.............................   1,498            1,524               652  (b)       1,933
Merger expense (recovery).......................     ---             (225)              ---              ---
Non-interest expense............................   4,802            5,200             5,791            5,320
                                                 -------          -------           -------          -------
Income before income tax expense (benefit)
  and extraordinary item .......................   4,308            4,615             2,079            4,914
Income tax expense (benefit)....................   1,576            1,695            (1,743) (c)       1,736
                                                 -------          -------           -------          -------
Income before extraordinary item................   2,732            2,920             3,822            3,178
                                                 -------          -------           -------          -------
Extraordinary item, net of tax..................     ---              ---              (173)             ---
                                                --------          -------           -------          -------
Net income...................................... $ 2,732          $ 2,920           $ 3,649          $ 3,178
                                                 =======          =======           =======          =======
Income per share before extraordinary item...... $  0.53          $  0.57           $  0.75          $  0.62
Extraordinary item per share, net of tax........     ---              ---             (0.03)             ---
                                                 -------          -------           -------          -------
Net income per share............................ $  0.53          $  0.57           $  0.72          $  0.62
                                                 =======          =======           =======          =======
Dividends declared per share.................... $  0.10          $  0.13           $  0.13          $  0.15
                                                 =======          =======           =======          =======



                                                                          1996 QUARTERS
                                                   ----------------------------------------------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                   FIRST           SECOND             THIRD            FOURTH
                                                   -----           ------             -----            ------

Interest and dividend income....................  $18,648          $18,980           $19,333          $19,925
Interest expense................................   10,621           10,918            11,360           11,653
                                                  -------          -------           -------          -------
Net interest and dividend income................    8,027            8,062             7,973            8,272
Provision for loan losses.......................      150              175               480              490
Losses on real estate operations................     (582)            (454)             (505)            (462)
Non-interest income.............................    1,479            1,342             1,571            1,404
Merger expense..................................      ---            1,000               ---              ---
Non-interest expense............................    4,668            5,013             4,394            4,785
                                                  -------          -------           -------          -------
Income before income tax expense ...............    4,106            2,762             4,165            3,939
Income tax expense..............................    1,595            1,055             1,562            1,422
                                                  -------          -------           -------          -------
Net income......................................  $ 2,511          $ 1,707           $ 2,603          $ 2,517
                                                  =======          =======           =======          =======
Net income per share............................  $  0.50          $  0.33           $  0.52          $  0.50
                                                  =======          =======           =======          =======
Dividends declared per share....................  $  0.08          $  0.08           $  0.10          $  0.10
                                                  =======          =======           =======          =======

(a) Increased provision for loan losses reflects the restructuring of a previously reported potential problem loan and increased loan growth.
(b) Includes a pre-tax loss of $870,000 from the sale of low yielding investments.
(c) Includes a tax benefit of $2.5 million from a change in federal tax law.

                                    FORM 10-K
                              CROSS REFERENCE INDEX
                                     Part 1

                                                                                                 Page

Item 1     Business.............................................................................    2

Item 2     Properties...........................................................................    9

Item 3     Legal Proceedings....................................................................   10

Item 4     Submission of Matters to a Vote of Security Holders..................................   10

                                     Part II

Item 5     Market for Registrant's Common Equity and Related Stockholder Matters................   10

Item 6     Selected Financial Data..............................................................   11

Item 7     Management's Discussion and Analysis of Financial Condition and
           Results of Operations................................................................   12

Item 8     Financial Statements and Supplementary Data.......................................... (See
                                                                                       Item 14 below)

Item 9     Changes in and Disagreements with Accountants on Accounting and
           Financial Disclosure................................................................. Non-
                                                                                           Applicable

                                    Part III

The information called for by Part III (Items 10 through 13) is incorporated herein by reference from Andover's Definitive Notice of Annual Meeting and Proxy
Statement for the 1997 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

                                     Part IV

Item 14    Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1)     Financial Statements -
                Independent Auditors' Report...............................................     34

                Consolidated Balance Sheets as of December 31, 1996 and 1995...............     35

                Consolidated Statements of Operations for each of the years ended
                December 31, 1996, 1995 and 1994...........................................     36

                Consolidated Statements of Changes in Stockholders' Equity
                for each of the years ended December 31, 1996, 1995 and 1994...............     37

                Consolidated Statements of Cash Flows for each of the years ended
                December 31, 1996, 1995 and 1994...........................................  38-39

                Notes to Consolidated Financial Statements.................................  40-63


(2) All financial statement schedules are omitted because they are not applicable, the data is not significant, or the required information is shown elsewhere in this report.

(b) Reports on Form 8-K. There were no reports filed on Form 8-K during the three months ended December 31, 1996.

(c)            List of Exhibits

               Exhibits to the Form 10-K have been included only with the copies of the Form 10-K filed with the SEC. Upon request to Shareholder Relations, Andover Bancorp, Inc., 61 Main Street, Andover, Massachusetts 01810, copies of the individual exhibits will be furnished upon payment of a reasonable fee.

Exhibit No.    Description of Exhibits
-----------    -----------------------

3.1 Restated Certificate of Incorporation of Andover (incorporated herein by reference to Exhibit 3.1 to Post-Effective Amendment No. 1 to Andover's Registration Statement on Form S-4 No. 33-11891 filed on March 5, 1987).

3.2            By-laws of Andover, as amended and restated, January 23, 1997.

4.1 Specimen of Andover Bancorp, Inc. common stock certificate (incorporated herein by reference to Exhibit 4 to Andover's Registration Statement on Form S-4, Registration No. 33-11891, filed on February 11, 1987).

4.2 Shareholder Rights Agreement between Andover Bancorp, Inc. and The First National Bank of Boston (incorporated herein by reference to an Exhibit to Andover's Current Report on Form 8-K dated February 21, 1989).

4.3 Amendment to Shareholder Rights Agreement between Andover Bancorp, Inc. and The First National Bank of Boston (incorporated herein by reference to Exhibit 4.2 to Andover's Current Report on Form 8-K dated February 12, 1990).

10.1           Employment Agreement between Andover, Andover Bank and Gerald T.
               Mulligan, dated May 16, 1991 (incorporated herein by reference to Exhibit 10.1 to Andover's Form 10-K for the fiscal year ended December 31, 1991).

10.2 Special Termination Agreement between Andover, Andover Bank and Gerald T. Mulligan, dated May 16, 1991, as amended and restated through January 23, 1997.

10.3 Special Termination Agreement between Andover, Andover Bank and Joseph F. Casey, dated December 17, 1992, as amended and restated through January 23, 1997.

10.4 Special Termination Agreement between Andover, Andover Bank and Michael J. Ecker, dated December 17, 1992, as amended and restated through January 23, 1997.

10.5 Special Termination Agreement between Andover, Andover Bank and John R. Heerwagen, dated December 17, 1992, as amended and restated through January 23, 1997.

10.6 Special Termination Agreement between Andover, Andover Bank and Octavio C. Bolivar, dated January 24, 1994, as amended and restated, January 23, 1997.

10.7 Andover Savings Bank Employees' Stock Ownership Plan and Trust Agreement and Amendment No. 1 (incorporated herein by reference to Exhibit 10(c) to Andover's Annual Report on Form 10-K for the fiscal year ended December 31, 1987).

10.8 Andover Bancorp, Inc. Stock Option Plan dated May 8, 1986, as amended May 22, 1986, January 29, 1987, and November 2, 1987 (incorporated herein by reference to Exhibit 10(h) to Andover's Annual Report on Form 10-K for the fiscal year ended December 31,
               1987).

10.9 Special Termination Agreement between Andover, Andover Bank and Raymond P. Smith, dated December 12, 1995, as amended and restated, January 23, 1997.

10.10 Andover Bancorp, Inc. 1995 Stock Incentive Plan, dated February 16, 1995 (incorporated herein by reference to Exhibit 10.11 to Andover's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

10.11          Deferred Compensation Plan for Directors of Andover Bancorp, Inc.
               and its Subsidiaries, effective July 1, 1993, as amended and restated, February 22, 1996 (incorporated herein be reference to Exhibit 10.12 to Andover's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

10.12          Andover Bancorp, Inc. Special Termination Plan, effective January
               23, 1997.

11 The computation of per share earnings can be readily determined from the material contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

12             As the Company does not have any debt securities registered under
               Section 12 of the Securities Act of 1933, no ratio of earnings to fixed charges appears in this Annual Report on Form 10-K.

13 Andover Bancorp, Inc. 1996 Annual Report, which, except for those portions expressly incorporated herein by reference, is furnished only for the information of the Securities and Exchange Commission and is not deemed to be filed.

21 The Company has two subsidiaries, Andover Bank and Andover Bank NH. Andover Bank is a Massachusetts savings bank in stock form while Andover Bank NH is a New Hampshire guaranty savings bank in stock form. Both subsidiaries are included in the Consolidated Financial Statements filed in the Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

23.1           Consent of KPMG Peat Marwick LLP.

                                      NOTES

                                      NOTES

                            SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTER - THE FIRST NATIONAL BANK OF BOSTON

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, distribution of our dividend and the IRS Form 1099 and administration of our dividend reinvestment and stock purchase program. Your requests as shareholders, concerning these matters, are most efficiently answered by corresponding directly with The First National Bank of Boston at the following address:

        The First National Bank of Boston
        c/o Boston EquiServe, L.P.
        Mail Stop 45-02-64, PO Box 644
        Boston, MA 02102-0644
        617*575*3170    800*730*4001

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN/GENERAL INFORMATION

Shareholders may obtain a brochure containing a detailed description of the Plan or other general shareholder information by corresponding directly with Andover Bancorp, Inc. at the following address:

        Andover Bancorp, Inc., Shareholder Relations
        PO Box 2005
        Andover, MA 01810
        508*749*2216

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
        KPMG Peat Marwick LLP
        99 High Street
        Boston, MA 02110

FORM 10K

An additional copy of Andover's Annual Report for 1996 on Form 10-K, as filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, may be obtained without charge by contacting:

        Andover Bancorp, Inc., Shareholder Relations
        PO Box 2005
        Andover, MA 01810
        508*749*2216

FDIC COMPLIANCE

A copy of this report is being made available to the public on request as required by the Federal Deposit Insurance Corporation ("FDIC"). The contents of this report have not been reviewed, or confirmed for the accuracy or relevance by the FDIC. A copy of Management's Report on the effectiveness of the Company's internal control structure over financial reporting and the Independent Accountants' Report of KPMG Peat Marwick LLP thereon, may be obtained without charge by contacting:

        Andover Bancorp, Inc., Shareholder Relations
        PO Box 2005
        Andover, MA 01810
        508*749*2216

================================================================================
                           ANDOVER BANK DIRECTORS

                           Thomas F. Caffrey*
                           Paul J. Donahue
                           Clifford E. Elias*
                           John E. Fenton Jr.
                           Naomi A. Gardner*
                           Frank D. Goldstein
                           Cornelius J. McCarthy*
                           Gerald T. Mulligan*
                           Robert W. Phinney
                           Irving E. Rogers,III
                           Robert J. Scribner*
                           Fred P. Shaheen*

                           *Also Directors of
                            Andover Bancorp, Inc.


                        ANDOVER BANK NH DIRECTORS
                            John P. Bachini
                            John D. Collins
                            George J.  Khoury
                            Gerald T. Mulligan
                            Robert W. Phinney
                            Marie S. Tucarella



                            ANNUAL MEETING

      The Annual Meeting of the Shareholders of Andover Bancorp, Inc.
      will be held at 10 a.m. on Thursday, April 24, 1997 at the
      Andover Town House, 20 Main Street, Andover, Massachusetts.
================================================================================

--------------------------------------------------------------------------------
                                  ANDOVER BANK

                                  Main Office
                                 61 Main Street
                               Andover, MA 01810

                                 159 River Road
                               Andover, MA 01810

                                450 Essex Street
                               Lawrence, MA 01840

                               305 South Broadway
                               Lawrence, MA 01843

                                  547 Broadway
                               Methuen, MA 01844

                              228 Haverhill Street
                               Methuen, MA 01844

                           91 Pleasant Valley Street
                               Methuen, MA 01844

                                108 Main Street
                            North Andover, MA 01845

                                995 Main Street
                              Tewksbury, MA 01876

                                2171 Main Street
                              Tewksbury, MA 01876




                                ANDOVER BANK NH

                                  Main Office
                                130 Main Street
                                Salem, NH 03079

                           62 Nashua Road (Route 102)
                             Londonderry, NH 03053



                                TELEPHONE SALES
                               AND SERVICE CENTER

                                 1 800 2CALL AB

                                                                      0685-AR-97
--------------------------------------------------------------------------------