Form 10-K, Exhibit 13
period 1997-12-31
ANDOVER BANCORP INC
filed 1998-03-17
CIK 810589

                                                                      Exhibit 13
================================================================================


[PICTURE]                                                ANDOVER
                                                         BANCORP,
                                                           INC.


                                                         1997
                                                         ANNUAL
                                                         REPORT

================================================================================

                                    CONTENTS
           ---------------------------------------------------------

           President's Message                               Page II

           Business                                                2

           Market for the Company's Common Stock                  10

           Selected Consolidated Financial Data                   11

           Management's Discussion and Analysis                   12

           Independent Auditors' Report                           36

           Consolidated Financial Statements                      37

           Notes to Consolidated Financial Statements             42



    ANDOVER BANCORP, INC. IS A $1.3 BILLION BANK HOLDING COMPANY, HEADQUARTERED IN ANDOVER, MASSACHUSETTS, APPROXIMATELY 25 MILES NORTH OF DOWNTOWN BOSTON. ANDOVER BANCORP, INC. IS THE PARENT COMPANY OF ANDOVER BANK AND ANDOVER BANK NH, BOTH SERVING CONSUMERS AND BUSINESSES LOCATED IN NORTHEASTERN MASSACHUSETTS AND SOUTHERN NEW HAMPSHIRE WITH A COMPLETE ARRAY OF FINANCIAL PRODUCTS AND SERVICES. ANDOVER BANK, INCORPORATED IN 1834, OPERATES TEN BANKING OFFICES LOCATED THROUGHOUT THE MERRIMACK VALLEY. ANDOVER BANK NH, INCORPORATED IN 1995, HAS LOCATIONS IN SALEM AND LONDONDERRY, NEW HAMPSHIRE.


                          COVER ILLUSTRATION FEATURES
                              THE CITY OF LAWRENCE

                              FINANCIAL HIGHLIGHTS

                                          AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                                          PERCENTAGE
                                            1997              1996          CHANGE
                                         ----------        ----------     ----------
                                       (Dollars in thousands, except per share data)

BALANCE SHEET DATA:
Total assets                             $1,322,745        $1,204,813        +10%
Loans, net                                  966,302           857,806        +13
Deposits                                    946,982           824,311        +15
Stockholders' equity                        107,079            95,846        +12
Non-performing assets                         8,255            12,382        -33

OPERATING DATA:
Net interest and dividend income         $   38,705        $   35,294        +10%
Provision for loan losses                       983             2,555        -62
Losses on real estate operations               (971)           (1,542)       -37
Non-interest expense                         21,986            19,820        +11
Pre-tax income                               20,494            15,916        +29
Net income                                   13,206            12,479        + 6

PER SHARE DATA: (1)
Net income (basic)                       $     2.57        $     2.44        + 5%
Net income (diluted)                           2.49              2.40        + 4
Dividends declared                             0.68              0.50        +36
Book value at end of period                   20.72             18.67        +11
Book value (2)                                20.50             18.61        +10

SELECTED FINANCIAL RATIOS:
Return on average assets                       1.06%             1.08%
Return on average equity (2)                  13.24             13.89
Net yield on average earning assets            3.22              3.16
Efficiency ratio                              49.95             49.43


                           BOOK VALUE PER SHARE(1)(2)
                                At December 31,

                                    [CHART]

                       1995          1996            1997
                       ----          ----            ----
                      $16.71        $18.61          $20.50

(1) The per share data has been restated for periods prior to December 31, 1996 to reflect a 20% stock dividend distribution.

(2)  Excludes the effect of SFAS No. 115.


================================================================================
                                   COMMITMENT
                                   ----------

       ANDOVER BANK AND THE CITY OF LAWRENCE HAVE LONG HAD A SPECIAL RELATIONSHIP. AND, IN 1997, LAWRENCE'S 150TH ANNIVERSARY, THAT COMMITMENT CONTINUED. WITH THE ESTABLISHMENT OF OUR COMMUNITY BANKING GROUP, WE HAVE ONCE AGAIN DEMONSTRATED OUR COMMITMENT TO THE PEOPLE AND BUSINESSES OF LAWRENCE. WORKING WITHIN THE LATINO COMMUNITY, THIS INNOVATIVE GROUP HAS JOINED FORCES WITH A TEAM FROM OUR TWO LAWRENCE OFFICES TO HOST SEMINARS, VISIT BUSINESSES AND EDUCATE CUSTOMERS ON THE PRODUCTS AND SERVICES AVAILABLE TO THEM. WITH EFFORTS SUCH AS THESE, THE PEOPLE OF LAWRENCE CAN LOOK FORWARD TO A FUTURE AS GREAT AS THEIR PAST.

                                   [PICTURE]


                                                         COMMUNITY BANKING GROUP
                                 CARMEN ESPINAL,COMMUNITY BANKING REPRESENTATIVE
                                                AND JOSE CABRERA, VICE PRESIDENT
================================================================================

                                       I

================================================================================
                                    COMMUNITY
                                   INVOLVEMENT
                                  ------------

HELPING OTHERS HELP THEMSELVES HAS ALWAYS BEEN A PRIORITY AT ANDOVER BANK. NEVER WAS THIS MORE EVIDENT THAN WHEN WE NOMINATED LAZARUS HOUSE, A TEMPORARY EMERGENCY SHELTER FOR THE HOMELESS, AS A GRANT RECIPIENT THROUGH THE FEDERAL HOME LOAN BANK OF BOSTON'S NEW ENGLAND PARTNERSHIPS PROGRAM. BASED ON ANDOVER BANK'S NOMINATION, LAZARUS HOUSE RECEIVED A GRANT FROM THE FEDERAL HOME LOAN BANK OF BOSTON, MATCHING A PREVIOUSLY AWARDED DONATION FROM ANDOVER BANK. THIS DONATION TO THE LAWRENCE SHELTER PROVES, ONCE AGAIN, THAT ANDOVER BANK IS HERE TO MAKE A DIFFERENCE.

[PICTURE]

LAZARUS HOUSE, LAWRENCE, MA
JOHN HARNISH, III, LEANDRO PEREZ,
SISTER MARY ELLEN BRODERICK
================================================================================

DEAR SHAREHOLDER:

I am pleased to report earnings for 1997 totalled $13.2 million for a 5.8% increase over last year's successful results. Return on assets for the year was 1.06% and the return on shareholders' equity totalled 13.24%. Shareholder dividends of $0.68 per share, paid in 1997, represented a 36% increase over 1996.

                            STOCK PRICE PERFORMANCE
                                At December 31,

                                    [GRAPH]

                       1995          1996          1997
                       ----          ----          ----
                      $17.60        $25.63        $40.25


In addition, a vigorous stock market, valuing bank and thrift stocks at historically high earnings and book value multiples, evidenced a 57% increase in Andover Bancorp's stock price, from the 1996 year end closing price of $25.625 to the 1997 year end closing price of $40.25.

Thus, by traditional standards of bank performance and stockholder returns, the Company believes 1997 was a very successful year indeed. After stating various measures of that success, some examination of the strength and quality of those earnings is appropriate. Of special concern is whether these record earnings arise from extraordinary, non-recurring events or stem from the core businesses of the Company and are a product of planning and execution. A review of the Company's core businesses is instructive in this regard.

RETAIL LENDING

Andover Bank counts its retail franchise as a significant strength. In so doing, we give importance to growing retail loans which, in fact, grew by 15% during 1997. Residential loans outstanding increased by $96 million, approximately half from purchasing activity and half from internal origination. Consumer loans, represented primarily by home equity loans, increased by $9 million. Our retail loan growth is especially gratifying because of the intense competition for these products by a full range of financial competitors including banks, credit unions, finance and mortgage banking companies. And, it has helped increase total loan balances in the Company by $109 million during the year.


                                       II

                                  LOAN GROWTH
                                At December 31,
                                    [CHART]

                           (Outstanding in millions)

                         1995        1996       1997
                         ----        ----       ----
                        $768.6      $870.0     $978.8

COMMERCIAL BANKING

While Andover Bank has a solid retail presence, its long stated objective has been to diversify its earnings and improve asset yields by actively marketing a wide range of loan products and services to local commercial customers. Commercial deposit accounts increased by 48% in number and 55% in balances outstanding. A remarkable 32% increase in low cost demand deposits further evidences a successful year. Credit for these accomplishments goes chiefly to our Community Business Banking Group. This group of commercial calling officers focuses primarily on providing deposit and lending services to many small businesses within our community.

With regard to commercial lending, we seek to generate prudently these types of loans and, for the second consecutive year, total loan originations exceeded $50 million. However, the commercial loan portfolio experienced rapid amortization and payoffs caused, in part, by aggressive long-term, fixed-rate lending by a myriad of non-bank competitors seeking seasoned loans in our market area. Nonetheless, we were able to actually increase outstanding balances by almost $8 million.

CONSTRUCTION LENDING

Construction lending has long been an important core business of Andover Bank. The Bank's experience and knowledge of construction lending, particularly residential construction lending, are attractive to many of the area's contractors, builders and developers. This lending group originated approximately $32 million in new loans. Because of the vigorous market for new home sales, construction loans repaid rapidly and outstanding balances experienced a modest decline; however, significant point income was realized from the origination activity.

DEPOSIT GENERATION

A long-standing objective has been to increase deposits and, again in 1997, we set out to do just that. We gave particular attention to attracting lower

================================================================================
                               COMMERCIAL BANKING
                               ------------------

         AS ONE OF THE REGION'S LEADING DESTINATIONS FOR FAMILY ENTERTAINMENT, CANOBIE LAKE PARK HAS BEEN A FIXTURE IN SOUTHERN NEW HAMPSHIRE FOR NEARLY A CENTURY. WHEN THEY WENT LOOKING FOR A BANK TO HANDLE THEIR CASH MANAGEMENT NEEDS, THEY CHOSE ANDOVER BANK. THEY WERE IMPRESSED BY OUR BROAD PRODUCT LINE - RANGING FROM COMMERCIAL CHECKING TO PAYROLL SERVICES TO OUR SWEEP ACCOUNT - AS WELL AS OUR COMMITMENT TO CUSTOMER SERVICE. WE ARE PROUD OF OUR RELATIONSHIP WITH CANOBIE LAKE PARK, AND LOOK FORWARD TO WORKING WITH THEM WELL INTO THE NEXT CENTURY.

                                   [PICTURE]
                                                               CANOBIE LAKE PARK
                                                                       SALEM, NH
================================================================================

                                      III

================================================================================
                               BUSINESS EXPANSION
                               ------------------

         AT ANDOVER BANK, WE ARE ALWAYS LOOKING FOR WAYS TO INCREASE OUR RANGE OF SERVICES. THAT IS WHY WE RECENTLY ENTERED INTO THE EQUIPMENT LEASING BUSINESS. AS A SUBSIDIARY OF ANDOVER BANCORP, INC., THE NEWLY ESTABLISHED ANDOVER CAPITAL GROUP, INC., WILL PROVIDE LEASING AND SECURED EQUIPMENT FINANCING FOR MOST TYPES OF MAJOR CAPITAL EQUIPMENT TO BUSINESSES THROUGHOUT NEW ENGLAND. NOT ONLY WILL THIS RESULT IN GREATER FINANCING OPTIONS FOR OUR EXISTING BUSINESS CUSTOMERS, IT SHOULD ALSO LEAD TO AN INCREASED COMMERCIAL CUSTOMER BASE.

                                   [PICTURE]
ANDOVER CAPITAL GROUP, INC.
WILLIAM J. CARROLL, EXECUTIVE VICE PRESIDENT
AND GREGORY A. SMITH, PRESIDENT
================================================================================


cost core deposits which consist primarily of all deposits other than time certificates. The results of 1997 exceeded our expectations. Total deposits increased by $123 million or 15%. Within that overall deposit total, core deposits increased by $62 million or 19%. Given the climate of record returns in the stock market and intense competition for depositor funds from a wide range of financial intermediaries, we are very pleased with our success in deposit generation and retention.

                                 DEPOSIT GROWTH
                                At December 31,
                           (Outstanding in millions)

                                    [CHART]

                          1995         1996         1997
                          ----         ----         ----
                        $743.2        $824.3       $947.0

ANDOVER CAPITAL GROUP, INC.

In the latter part of 1997, the Bank established a leasing subsidiary headquartered in Boston. Two well experienced and highly regarded leasing professionals have been employed to manage this subsidiary and to generate lease finance assets for the Bank. Nine out of ten companies in the United States lease equipment and regard lease financing as an important part of their financial structure. Lease assets are expected to provide the Bank with income diversification and higher yields. In addition, our ability to offer equipment leasing as a financing alternative for our commercial customers will add to our product line and enhance our competitive position.

CONCLUSION

We look forward to the new year with optimism and with an energy born of the knowledge that the business of banking continues to pose new challenges every day. The Company's directors and employees want all shareholders to know that we are committed to meeting these challenges and to pursuing opportunities that will add earnings, strengthen core businesses, expand our franchise, and, above all, increase shareholder value. And, of course, at this time of year, as we both reflect back and look forward, we remain abundantly thankful for the continuing support of our shareholders, our customers and the communities we serve.

Very truly yours,

/s/ Gerald T. Mulligan

Gerald T. Mulligan
President and Chief Executive Officer

                                       IV

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 10-K

                        FOR ANNUAL AND TRANSITION REPORTS
                    PURSUANT TO SECTIONS 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
                                       OR
                [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (978)749-2000

                                ----------------

           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, $0.10 PAR VALUE
                                (Title of Class)

                        PREFERRED STOCK PURCHASED RIGHTS
                                (Title of class)

     Indicate by check mark whether: the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

     The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing sale price for the Registrant's Common Stock on March 2, 1998 as reported by NASDAQ, was $205,734,632.

     The number of shares outstanding of each of the Registrant's classes of Common Stock, as of the latest practicable date, is:

                 Class: Common Stock, par value $0.10 per share
                Outstanding as of March 2, 1998: 5,175,714 shares


                       DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the Andover Bancorp, Inc. Definitive Notice of Annual Meeting and Proxy Statement for the 1998 Annual Meeting of Shareholders are incorporated by reference into Part III of Form 10-K.

     PRELIMINARY NOTE IN REGARD TO FORWARD-LOOKING STATEMENTS. This annual report on Form 10-K contains forward- looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the registrant's actual results to differ materially from those contemplated by such forward- looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results".

     CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS. The following important factors, among others, could cause actual results to differ materially from those contemplated by forward-looking statements made in this annual report on Form 10-K or presented elsewhere by management from time to time. Defined terms used elsewhere in this annual report have the same meanings herein as therein. A number of uncertainties exist that could affect the Company's future operating results, including, without limitation, the Banks' (as defined below) continued ability to originate quality loans, fluctuation of interest rates, real estate market conditions in the Banks' lending areas, general and local economic conditions, the Banks' continued ability to attract and retain deposits, the Company's (as defined below) ability to control costs, new accounting pronouncements, and changing regulatory requirements.

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

     The Bank is a Massachusetts-chartered savings bank which was incorporated in 1834 and is headquartered in Andover, Massachusetts. On May 8, 1986, Andover Bank converted from mutual to stock form. Deposits at the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per separately insured account and by the Depositors Insurance Fund, Inc. ("DIF") for that portion of deposits in excess of $100,000.

     ABNH is a de novo guaranty savings bank chartered in September, 1995 and headquartered in Salem, New Hampshire. Deposits at ABNH are insured by the FDIC up to $100,000 per separately insured account.

     The Banks are engaged principally in the business of attracting deposits from the general public and investing in residential and commercial real estate loans, in construction, consumer, and corporate loans, and in various securities. Emphasis is placed on both retail and corporate banking. Retail activities, an important source of franchise value to the Banks, consist of branch operations, home mortgage and consumer lending, and mortgage banking. The Banks offer a variety of retail products through branch offices, automated teller machines ("ATMs"), its telephone call center and product specialists. Corporate banking activities consist primarily of commercial real estate, construction, land and commercial lending. These are conducted primarily through loan officers and product specialists.

     The Company's financial performance in 1997 reflects an increase in net interest income, non-interest income and a reduction in the provision for loan losses and losses on real estate operations, offset by an increase in non-interest expenses.

     The Company's financial performance in 1996 was positively impacted by a one-time gain (in the form of a tax benefit) of $2.5 million and a pre-tax credit of $225,000 for the execution of a merger termination agreement, partially offset by a pre-tax loss of $1.1 million from the sale of low yielding investments and the early extinguishment of debt.

MARKET AREA

     The Bank's market area is centered in Andover, Massachusetts, approximately 25 miles north of downtown Boston and the Bank operates banking offices in the towns of Andover, Lawrence, Methuen, North Andover and Tewksbury, which serve those towns as well as surrounding communities in northeastern Massachusetts and in southern New Hampshire. ABNH's primary market area is comprised of communities in southern New Hampshire and operates banking offices in Salem and Londonderry, New Hampshire. Andover Capital Group, Inc. is located in Boston with the entire Northeast as its primary market area.

LENDING ACTIVITIES

     General. Lending is the principal business of the Banks and loans represent the largest portion of the Banks' assets. As of December 31, 1997, the Banks' loan portfolio, prior to the allowance for loan losses, amounted to $978.8 million or 74.0% of total assets. The Banks' loan portfolio increased 12.5% during 1997 resulting from higher loan origination volume and purchases of $71.3 million in loans.

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

     The Banks originate a variety of other loans for consumer purposes. These include home equity, personal, and education loans, among others, and constitute an additional source of interest income in the loan portfolio. The consumer lending activities of the Banks complement their home mortgage activities and position them as full service retail lenders. The retail lending activities of the Banks complement their retail deposit gathering activities and strengthen their overall retail franchise in their market areas. As of December 31, 1997, retail loans totalled $783.7 million or 80.1% of total loans.

     The Banks also originate non-retail or corporate loans, such as commercial real estate, commercial, construction and land loans. Historically, these types of loans have generated higher yields and returns than retail loans, but also involve additional risk. See "Risk Elements". In addition, the Banks began to offer lease financing and secured equipment loans through a new subsidiary described below. See "Commercial Loans". Corporate loans have also been viewed as a means of maintaining a diversified loan and asset portfolio. As of December 31, 1997, non-retail loans amounted to $195.1 million, or 19.9% of total loans.

     Residential Mortgage Loans. Residential mortgage loans totalling $715.5 million represented 73.1% of the total loan portfolio at December 31, 1997. Included in residential mortgage loans was $10.5 million in outstanding second mortgages made to facilitate the purchase of principal residences by borrowers needing large loan amounts under the Bank's "Econo-Max(R)" loan program. An additional $5.5 million in residential mortgage loans was held for sale at that date. During 1997, the Bank purchased from other banks and correspondent origination firms $71.3 million of locally originated residential whole loans.

     Nearly all of the loans in the residential mortgage portfolio are secured by houses located in Massachusetts or in southern New Hampshire. According to internal policy, the majority of these loans are written to be eligible for sale in the secondary mortgage market, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Residential mortgage loans include both fixed and variable rate mortgages with original terms of 5 to 30 years. The Bank remains an active seller of originated home mortgages in the secondary market.

     Commercial Real Estate Loans. At December 31, 1997, commercial real estate loans totalled $142.6 million, representing 14.6% of total loans. Approximately $20.2 million, or 14.2% of these loans, are secured by apartment buildings and multi-family residential properties. The balance of the commercial real estate loans is secured by commercial facilities, including office, mixed use, retail or light manufacturing properties, small shopping centers, and various other types of commercial real estate. Commercial real estate loans generally amortize over a period of 15 to 25 years. Variable interest rates on such loans are generally set at a margin above either the one-year Treasury index or the prime rate as published in the Wall Street Journal and are subject to periodic adjustment. Commercial real estate loans with fixed interest rates are set at a margin above the Federal Home Loan Bank advance rate.

     Construction and Land Loans. Construction and land loans totalled $31.5 million at December 31, 1997, representing 3.2% of total loans. At that date, amounts committed to but not yet advanced in connection with such loans totalled an additional $21.3 million. At December 31, 1997, outstanding construction loans totalled $22.2 million and outstanding land loans (including loans for unimproved land and land development) totalled $9.3 million. Substantially all of the construction lending is for residential development of detached single-family homes. Construction and land loans generally have a term of two years, although the Banks typically are entitled to review and adjust the interest rate at the end of the first year. The interest rate generally is set at a margin above the prime rate as published in the Wall Street Journal.

     Consumer Loans. Consumer loans totalled $68.2 million at December 31, 1997, representing 7.0% of total loans. Home equity loans constitute the greatest portion of the Banks' consumer lending activity and totalled $47.8 million at December 31, 1997. At that date, unadvanced amounts relating to home equity loans totalled an additional $72.5 million. Home equity loans are offered both in fixed-rate and adjustable form with varying terms of three to ten years. The adjustable rate loans are generally tied to the prime rate as published in the Wall Street Journal. Home equity loans are subject to the same general underwriting standards as residential first mortgage loans.

     Commercial Loans. At December 31, 1997, commercial loans totalled $21.0 million, or approximately 2.1% of total loans. The interest rate on commercial loans generally varies at a margin above the prime rate as published in the Wall Street Journal. Commercial loans may be secured in whole or in part by real estate unrelated to the principal purpose of the loan or secured by inventories and receivables and are ordinarily guaranteed by the principals of the borrower. Commercial loans with fixed interest rates are set at a margin above the Federal Home Loan Bank advance rate.

     During the latter part of 1997, the Company established a new subsidiary called Andover Capital Group, Inc. This subsidiary offers commercial equipment leasing and financing as an additional financing option for corporate customers. Andover Capital Group, Inc. had approximately $1 million outstanding in leases included in the commercial loan portfolio at December 31, 1997.

     Loan Origination. Mortgage loans originate from a number of sources. These include realtor, builder and customer referrals, direct advertising and participation in home shows and other events. The Banks employ a number of mortgage loan originators who maintain regular contact with real estate firms and other sources of business and who respond to general mortgage inquiries. These mortgage specialists are assigned specific territories and receive commissions on closed mortgage loans. Total residential mortgages originated by the Banks in 1997 amounted to $165.3 million.

     Consumer loans are solicited by advertising and by direct mail targeted to existing deposit and mortgage customers and, from time to time, selected market area households which have no customer relationship with either Bank. The primary origination activity in the consumer loan area relates to home equity lines of credit, totalling $22.5 million in 1997, while other consumer loan originations totalled $12.0 million.

     Commercial real estate, commercial, construction and land loans are originated from direct solicitation of existing and prospective customers and from a variety of referral sources. The Banks originated $83.2 million of these corporate loans during 1997.

RISK ELEMENTS

     General. Overbuilding and the weakened New England economy and real estate market were the principal causes for the past deterioration of the loan portfolio. The Company's operating results continue to be adversely affected by the loss of interest income from nonaccruing loans and restructured loans, provision for losses on loans and other real estate owned and costs associated with collecting, holding and disposing of non-performing assets. For further information concerning the composition of the loan portfolio, nonaccrual loans, the allowance for loan losses, and other real estate owned, see Notes 4 and 6 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Loans -- Risk Elements".

     Non-performing Assets. Non-performing assets consist of nonaccruing loans and other real estate owned. During 1997, non-performing assets decreased 33.3%, or $4.1 million from 1996 levels, to $8.3 million and amounted to 0.6% of total assets at year-end. The Company places all loans, regardless of collateral values, on nonaccrual status when principal or interest is past due 90 days or more. Loans for which payments are less than 90 days past due are placed on nonaccrual status where there exists serious doubt as to collectibility. At December 31, 1997, the Bank had $7.8 million in nonaccruing loans and $406,000 in other real estate owned.

     Through periodic provisions charged to expense, the Banks maintain an allowance for losses on loans. The provision for loan losses totalled $983,000 and $2.6 million in 1997 and 1996, respectively, primarily due to loan growth in each of the years. The provision in 1996 was negatively impacted by the deterioration of a previously reported problem loan which resulted in a charge-off totalling $760,000.

     Significant Risk Elements. The largest concentration included in risk elements at December 31, 1997, was non-performing assets within the City of Lawrence with a carrying value of $3.9 million, or approximately 46.7% of non-performing assets. This concentration of non-performing assets includes non-owner occupied, multi-family housing as well as commercial mixed-use properties. The largest non-performing relationship includes 13 loans totalling $1.1 million to one borrower. Real estate in Lawrence had been particularly hard hit by increased vacancies, partially as a result of the reduction in rental assistance provided by state and federal agencies. Current unit carrying amounts of other real estate owned have been adjusted to at or below current appraised values. Andover expects that the disposition of other real estate owned will continue to involve management's attention and resources as well as administrative expenses.

     Current Market Conditions. The New England region, including those portions of northeastern Massachusetts and southern New Hampshire that constitute Andover's market area, experienced a significant economic decline in the early 1990's. While stabilization and even progress has been made recently in regaining lost jobs and real estate prices, the reverberations of the economic decline will continue to be felt in 1998. The effects of the economic downturn and resultant oversupply were especially evident in the condominium, multi-family and commercial real estate markets, where prices had declined substantially in many cases. The continued liquidation of these troubled properties will likely keep prices deflated on certain commercial mixed-use properties and multi-family homes for the foreseeable future. In the single-family sector, prices also suffered in the early 1990's. However, prices for single-family homes appear to have rebounded and origination volumes have become more sensitive to market interest rates rather than concerns regarding a declining economy.

INVESTMENT ACTIVITIES

     The investment portfolio, an important component of Andover's diversified asset structure, is a source of earnings in the form of interest and dividends, provides for diversification and is a source of liquidity. Overall, the portfolio, comprised of mortgage-backed securities, corporate bonds, U.S. Treasury and federal agency securities and short-term investments, represented 21.4% of total assets, or $282.6 million as of December 31, 1997.

     Overall, in 1997, the total investment portfolio produced interest and dividend income of $19.9 million as compared with $19.3 million in 1996 due to the restructuring referred to below. The investment portfolio and the sale of loans generated net gains on sales, redemptions and the marking of certain securities to market of $422,000 in 1997, as compared to net losses of $265,000 in 1996. Included in the $265,000 loss for 1996 was the loss resulting from the balance sheet restructuring in the third quarter of 1996 whereby the Company restructured its balance sheet by selling $40 million of low yielding securities at a loss of $870,000. The majority of these securities were then replaced with similar securities at higher yields during the fourth quarter of 1996.. For additional information on investments, see Notes 1 and 3 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Investments".

DEPOSITS AND OTHER SOURCES OF FUNDS

     The Banks' major sources of funds are deposits, borrowings, principal payments on loans and mortgage-backed securities, and maturities of investments. Borrowings are generally used to fund long-term assets and short-term liquidity requirements or to manage interest rate risk. Total deposits amounted to $947.0 million at December 31, 1997.

     The Bank is a member of the Federal Home Loan Bank of Boston ("FHLB") and is authorized to borrow funds to meet withdrawals of savings deposits or to expand the loan or investment portfolios. These borrowings are subject to collateral requirements and borrowing limitations. The Banks also have available various other sources of funds, including secured borrowings, federal funds lines of credit from commercial banks and reverse repurchase agreements from brokerage firms, FHLMC and FNMA. In addition, the Banks have established overnight repurchase agreements with several corporate customers. The Banks may also obtain funds from the Federal Reserve Bank of Boston by pledging certain assets. At December 31, 1997, total borrowings outstanding from these various sources amounted to $258.7 million.

     For additional information concerning the composition and maturity of deposits and borrowings, see Notes 9, 10 and 11 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Deposits -- Borrowings -- Asset and Liability Management and Market Risk -- Liquidity".

OTHER SERVICES

     Investment Services. The Banks make investment and brokerage services available to their customers through a contract with Liberty Securities Corporation, an unaffiliated company. Two fully licensed brokers of Liberty Securities located at the Bank's headquarters are available for consultation on investment opportunities, including mutual funds, municipal bonds, government-backed securities and annuities. The Bank received income of approximately $76,000 from these services in 1997.

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

     In attracting deposits, the Banks' primary competitors are thrift institutions, commercial banks, credit unions and mutual funds. The attraction and retention of deposits depends on the Banks' ability to provide investment opportunities that satisfy the requirements of depositors with respect to the rate of return, liquidity, risk, service and other factors. The Banks compete for these deposits by offering competitive rates, convenient branch locations, extended business hours, alternative delivery channels and automated teller machines.

SUPERVISION AND REGULATION

     General. The Company and the Banks are heavily regulated. As a multi-bank holding company, Andover is supervised by the Board of Governors of the Federal Reserve Board System ("FRB") and it is also subject to the jurisdiction of the Massachusetts Board of Bank Incorporation. As a Massachusetts-chartered savings bank, the Bank is subject to regulation and supervision by the FDIC and the Massachusetts Commissioner of Banks. As a New Hampshire-chartered guaranty savings bank, ABNH is subject to regulation and supervision of the FDIC and the New Hampshire Commissioner of Banks.

     Federal Deposit Insurance Corporation. The FDIC insures the Banks' deposit accounts to the $100,000 maximum per separately insured account. The Banks are subject to regulation, examination, and supervision by the FDIC and to reporting requirements of the FDIC. The FDIC has adopted requirements setting minimum standards for capital adequacy and imposing minimum leverage capital ratios. The Banks exceeded all applicable requirements at December 31, 1997. Furthermore, under the capital standards established pursuant to the FDIC Improvement Act of 1991, the Banks are currently well-capitalized. For additional information on regulatory capital ratios, see Note 13 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Financial Condition -- Capital Resources".

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

     In response to a Massachusetts law enacted in 1996, in 1997 the Massachusetts Commissioner finalized rules that generally give Massachusetts banks, and their subsidiaries, many powers equivalent to those of national banks. The Massachusetts Commissioner also has adopted procedures expediting branching by strongly capitalized banks.

     Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), different types of interstate transactions and activities are permitted. Interstate transactions and activities provided for under the law include: (i) bank holding company acquisitions of separately held banks in a state other than a bank holding company's home state; (ii) mergers between banks with different home states, including consolidations of affiliated banks; (iii) establishment of interstate branches either de novo or by branch acquisition; and (iv) affiliate banks acting as agents for one another for certain banking functions without being considered a "branch". In general, subject to certain limitations, nationwide interstate acquisitions are now permissible, irrespective of state law limitations other than limitations related to deposit concentrations and bank age requirements. Interstate mergers generally also are permissible, and affiliated banks may act as agents for one another. Each of the transactions and activities must be approved by the appropriate federal bank regulator, with separate and specific criteria established for each category.

     In 1996, Massachusetts enacted interstate banking laws in response to Riegle-Neal. The laws permit, subject to certain deposit and other limitations, interstate acquisitions, mergers and branching on a reciprocal basis. The new interstate banking law is likely to make it easier for out-of-state institutions to attempt to purchase or otherwise acquire a Massachusetts bank, or to compete with the Bank in Massachusetts. Similarly, the new laws make it easier for Massachusetts banks to compete outside the state.

EMPLOYEES

     At December 31, 1997, Andover had 280 full-time equivalent employees. None of the employees of Andover are represented by a collective bargaining group and management considers relations with its employees to be good.

SUBSIDIARIES

     Andover has two direct subsidiaries, the Bank and ABNH. The Bank has four wholly-owned subsidiaries and one majority-owned subsidiary. Three of its subsidiaries were organized to hold real property acquired by the Bank by foreclosure or acceptances of deeds in lieu of foreclosure. The fourth subsidiary, ASB Development Corp. ("ASB"), has four subsidiaries and holds title to a portion of Andover's main office, the loan operation building and to other income producing property. One subsidiary of ASB holds real estate property that comprises a portion of Andover's main office location. Two other subsidiaries of ASB were organized as Massachusetts security corporations to take advantage of beneficial state tax treatment related to the holding of certain investments. The fourth subsidiary of ASB, Andover Preferred Capital Corporation ("APCC"), is 99 percent owned by ASB and is a Massachusetts business corporation which has elected to be taxed as a real estate investment trust for federal and Massachusetts tax purposes. APCC holds mortgage loans which were previously originated by Andover Bank. The majority-owned subsidiary, Andover Capital Group, Inc., provides commercial equipment leasing and financing. ABNH currently has no subsidiaries.

ITEM 2.  PROPERTIES

     Andover conducts its business from its main office and other properties listed below, all of which are considered to be in good condition and adequate and suitable for the purposes for which they are used. Andover also serves customers through its affiliation with three Automatic Teller Machine ("ATM") networks: NYCE(R), EXCHANGE(R) and CIRRUS(R) with over 260,000 ATM locations worldwide. In addition, the Company has an affiliation with Maestro(R) for its debit card customers. The following table sets forth certain information relating to bank premises owned or used by Andover and its subsidiaries in conducting its business.


                                                                OWNED OR
      LOCATION                                                   LEASED
      --------                                                  --------
Andover Bank
------------
Main Office:
      Andover
         61 Main Street...........................................Owned
         31-45 Main Street-Annex..................................Owned
         11 Chestnut Street.......................................Owned
         18-20 Central Street (1)................................Leased

Branches:
      Lawrence
         450 Essex Street.........................................Owned
         305 South Broadway.......................................Owned

      Methuen
         547 Broadway.............................................Owned
         91 Pleasant Valley Street (2)............................Owned
         228 Haverhill Street.....................................Owned

      North Andover
         108 Main Street..........................................Owned
         1077 Osgood Street (ATM only) (3).......................Leased

      Tewksbury
         995 Main Street..........................................Owned
         2171 Main Street (4)....................................Leased

      Andover
         159 River Road...........................................Owned

Andover Bank NH
---------------
Main Office:
      Salem
         130 Main Street (5).....................................Leased

Branch:
      Londonderry
         62 Nashua Road...........................................Owned

Andover Capital Group, Inc.
---------------------------
         One Constitution Plaza, Boston (6)......................Leased


---------------
(1) Lease expires February 1, 2004, with a renewal option for an additional four years.
(2) Land is held under a ground lease which expires December 1, 2006, with renewal options for an additional 59 years.
(3) Lease expires May 31, 2001, with renewal options for an additional ten years.
(4) Lease expires January 31, 1999, with a renewal option for an additional five years.
(5) Lease expires July 31, 1999, with renewal options for an additional four years.
(6) Lease expires May 31, 1999.

ITEM 3.  LEGAL PROCEEDINGS

     Andover and the Banks are involved in various legal proceedings incidental to their business, none of which is believed by management to be material to the financial condition of Andover or the Banks.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

                                     PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS

STOCK PRICES AND DIVIDENDS

     Andover's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market(sm) under the symbol: ANDB. On February 15, 1998, there were approximately 2,417 holders of record of the 5,168,214 shares of Andover Common Stock outstanding.

     The following table sets forth the comparative market prices per share of Andover Common Stock based on high and low sale prices as reported on by Nasdaq(R) and the dividends per share that have been declared by Andover, for the periods indicated. The per share information has been restated for periods prior to December 31, 1996 to reflect the Company's 20% stock dividend distribution.

                                                        Price         Dividends
                                                        -----          Declared
               Quarter Ended                        High       Low    Per Share
               -------------                      --------   -------  ---------
     1995      March 31, 1995....................  $15.73    $11.77     $.0833
     ----      June 30, 1995....................    16.56     13.85      .0833
               September 30, 1995...............    18.85     15.31      .1000
               December 31, 1995................    19.37     17.19      .1000

     1996      March 31, 1996....................  $19.69    $16.87     $.1000
     ----      June 30, 1996....................    23.33     17.81      .1250
               September 30, 1996...............    22.19     19.06      .1250
               December 31, 1996................    29.25     21.09      .1500

     1997      March 31, 1997....................  $30.25    $24.75     $.1500
     ----      June 30, 1997....................    31.75     25.75      .1700
               September 30, 1997...............    36.75     29.50      .1700
               December 31, 1997................    42.25     32.75      .1900

     The payment of dividends by Andover is subject to the discretion of Andover's Board of Directors. Holding companies such as Andover engage in no business other than acting as the holding company of their subsidiaries. The only funds available to Andover for the payment of dividends are cash and cash equivalents held at the holding company level, dividends paid by the Banks to Andover, and borrowings. ABNH will be severely limited in its ability to pay dividends during its initial years of operation. At December 31, 1997, Andover held $3.6 million in cash and interest-bearing deposits at the holding company level.

     Dividend payments totalled $3.5 million in 1997 and $2.6 million in 1996. On January 22, 1998, a dividend of $.19 per share was declared, payable on February 17, 1998.

ITEM 6.  SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes selected consolidated financial data of Andover at or for the periods indicated, and should be read in conjunction with the consolidated financial statements and related notes thereto included in Item 8 of this Report.

                                                                        AT DECEMBER 31,
                                              ------------------------------------------------------------------
                                                 1997           1996         1995          1994           1993
                                              ----------     ----------   ----------    ----------      --------
                                                     (DOLLARS IN THOUSANDS, EXCEPT NUMBER OF OFFICES DATA)
BALANCE SHEET DATA:
  Total assets..............................  $1,322,745     $1,204,813   $1,110,847    $1,058,672      $831,908
  Total loans...............................     978,823        870,035      768,598       645,037       456,813
  Allowance for loan losses.................      12,521         12,229       11,665        12,343        13,392
  Investments(1)............................     282,567        276,651      285,232       352,685       294,969
  Assets held for sale......................       5,537          2,220        5,162         2,507        32,280
  Deposits..................................     946,982        824,311      743,205       727,858       558,773
  Borrowed funds............................     258,732        274,418      272,626       251,185       197,637
  Stockholders' equity......................     107,079         95,846       85,165        72,522        70,885
  Non-performing assets.....................       8,255         12,382       15,785        23,312        24,651
  Number of banking offices and locations...          13             12           11            10             8

                                                                            YEARS ENDED DECEMBER 31,
                                                   -------------------------------------------------------------------
                                                    1997            1996          1995           1994           1993
                                                   -------        -------        -------        -------        -------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Interest and dividend income .................   $90,752        $83,823        $76,886        $63,585        $52,531
  Interest expense .............................    52,047         48,529         44,552         33,421         26,034
                                                   -------        -------        -------        -------        -------
  Net interest and dividend income .............    38,705         35,294         32,334         30,164         26,497
  Provision for loan losses ....................       983          2,555          1,295             --             --
  Net gains (losses) from sales of
    assets held for sale and investments (1) ...       422           (265)           324           (234)           396
  Losses on real estate operations, net ........      (971)        (1,542)        (2,003)        (2,617)        (4,547)
  Other income .................................     5,307          4,804          4,870          4,007          2,885
  Merger expense (recovery) ....................        --           (225)         1,000             --             --
  Non-interest expense .........................    21,986         20,045         18,258         17,496         15,224
                                                   -------        -------        -------        -------        -------
  Income before income tax expense
    and extraordinary item .....................    20,494         15,916         14,972         13,824         10,007
  Income tax expense ...........................     7,288          3,264          5,634          4,781          2,449
                                                   -------        -------        -------        -------        -------
  Income before extraordinary item .............    13,206         12,652          9,338          9,043          7,558
  Extraordinary item ...........................        --           (173)            --             --             --
                                                   -------        -------        -------        -------        -------
  Net income ...................................   $13,206        $12,479        $ 9,338        $ 9,043        $ 7,558
                                                   =======        =======        =======        =======        =======

PER SHARE DATA: (2)
  Earnings per common share (basic):
    Income per share before extraordinary
      item .....................................   $  2.57        $  2.47        $  1.84        $  1.80        $  1.53
    Extraordinary item per share, net of tax ...        --          (0.03)            --             --             --
                                                   -------        -------        -------        -------        -------
    Net income per share .......................   $  2.57        $  2.44        $  1.84        $  1.80        $  1.53
                                                   =======        =======        =======        =======        =======
  Earnings per common share (diluted):
    Income per share before extraordinary
      item .....................................   $  2.49        $  2.43        $  1.82        $  1.77        $  1.51
    Extraordinary item per share, net of tax ...        --          (0.03)            --             --             --
                                                   -------        -------        -------        -------        -------
    Net income per share .......................   $  2.49        $  2.40        $  1.82        $  1.77        $  1.51
                                                   =======        =======        =======        =======        =======

  Dividends declared ...........................   $  0.68        $  0.50     $     0.37        $  0.33        $  0.13
  Book value at end of period ..................     20.72          18.67          16.75          14.36          14.24
  Book value (3) ...............................     20.50          18.61          16.71          15.28          13.86

SELECTED FINANCIAL RATIOS:

  Return on average assets ....................       1.06%          1.08%          0.87%          0.94%          0.96%
  Return on average equity (3) ................      13.24          13.89          11.51          12.36          11.60
  Average equity as a percentage
     of average assets (3) ....................       8.00           7.76           7.59           7.57           8.30
  Dividend payout ratio .......................      27.31          20.83          20.33          18.64           8.61
  Weighted average interest rate spread .......       2.67           2.66           2.71           2.91           3.20
  Net yield on average earning assets .........       3.22           3.16           3.14           3.26           3.56
  Efficiency ratio ............................      49.95          49.43          51.76          51.20          51.81

---------------
(1) Includes investment securities, mortgage-backed securities and short-term investments, both available for sale and held to maturity.
(2) The per share data has been restated for periods prior to December 31, 1996 to reflect the 20% stock dividend distribution.
(3) Excludes the effect of SFAS No. 115.

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

     General. The Company's results of operations depend to a great extent on the Banks' net interest income, which is the difference between income earned on their loan and investment portfolios and the interest paid on their deposits and borrowed funds, the size of the provisions for loan losses and losses on real estate operations and operating expenses. Net interest income is primarily affected by the level of earning assets as a percentage of total assets, the level of interest-bearing liabilities, yields earned on assets and rates paid on liabilities. Earnings are also affected by non-interest income which consists primarily of mortgage banking income, transaction account fees, gains and losses on sales of the investment portfolio and real estate operations. The levels of operating expenses and income taxes also affect earnings.

     The following is a discussion and analysis of the Company's consolidated results of operations for the last three years and its financial condition at the end of fiscal 1997 and 1996. This section is intended to be read in conjunction with the Consolidated Financial Statements and accompanying footnotes.

     The following also contains forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those contemplated by such forward-looking statements. These factors include, without limitation, those set forth under the caption "Certain Factors That May Affect Future Results".

RESULTS OF OPERATIONS

     Andover generated net income of $13.2 million or $2.49 per diluted share, $12.5 million or $2.40 per diluted share and $9.3 million or $1.82 per diluted share in 1997, 1996 and 1995, respectively. Andover's return on average assets decreased slightly in 1997 to 1.06%, as compared to 1.08% in 1996 and 0.87% in 1995. Return on average stockholders' equity decreased slightly in 1997 to 13.24%, as compared to 13.89% in 1996 and 11.51% in 1995. The Company's financial performance in 1997 was impacted by an increase in total earning assets as well as the net yield on those assets. The financial performance in 1996 was positively impacted by a one-time gain (in the form of a tax benefit) of $2.5 million and a pre-tax credit of $225,000 for the execution of a merger termination agreement, partially offset by a pre-tax loss of $1.1 million from the sale of low-yielding investments and the early extinguishment of debt. The financial performance in 1995 was negatively impacted by a pre-tax charge to earnings of $1.0 million taken in connection with the failed acquisition of Finest Financial Corp., the parent company of Pelham Bank and Trust Company.

     Net Interest and Dividend Income. Net interest and dividend income was $38.7 million in 1997, up from $35.3 million in 1996 and $32.3 million in 1995. Net interest income increased $3.4 million during 1997 and $3.0 million during 1996 as a result of higher average earning asset volumes in both of those years. Market interest rates have been fairly volatile over the past several years. During 1997, the interest rate margin of 3.22% and the interest rate spread of 2.67% were favorably impacted by the restructure of the balance sheet undertaken in the latter part of 1996. This restructure enabled the Company to recognize a 6 basis point increase in the yield on interest-earning assets while maintaining only a 5 basis point increase on the rate paid on interest-bearing liabilities. The impact of the growth in interest-earning assets during 1996 was partially muted by continued contractions in the interest rate spread. This contraction is primarily the result of increased rates paid on deposits and totalled 2.66% in 1996. The yield on interest-earning assets increased 3 basis points in 1996 to 7.50% while the rate paid on interest-bearing liabilities experienced an increase of 8 basis points to 4.84%. Since average earning assets rose faster than average interest-bearing liabilities, the net yield increased 2 basis points in 1996 to 3.16%. The amount of foregone interest income from nonaccruing and restructured loans totalled $716,000 in 1997, $909,000 in 1996 and $1.0 million in 1995.

     Average earning assets increased 7.4% in 1997 to $1,200.7 million as of December 31, 1997, and increased 8.6% during 1996 to $1,118.1 million. The increase in each of the two years was primarily due to higher loan growth resulting from increased loan originations and purchases.

     Total average loans increased $80.9 million during 1997 and $146.4 million during 1996 primarily due to retained loan originations and whole loan purchases. The yield on real estate loans increased 2 basis points during 1997 to 7.76% while decreasing 2 basis points in 1996 to 7.74%. The yield on consumer loans decreased 36 basis points during 1997 to 8.20% while decreasing 58 basis points during 1996 to 8.56%. The main reason for the decline during 1997 is due to the highly-competitive environment for home equity loans, causing the Banks to offer lower interest rates on this product, while the decline in 1996 was primarily due to decreases in the prime lending rate. The yield on commercial loans decreased 9 basis points during 1997 to 9.54% and 158 basis points during 1996 to 9.63%. The decline in the commercial loan yield during 1997 was primarily due to competitive pricing as well as a higher proportion of fixed rate loans. The yield in 1996 decreased due to the decrease in the prime lending rate while the commercial loan yields were favorably impacted by a reduction in nonaccrual loans and higher amortized fee income during 1995.

     The volatility in the interest rates has also impacted the yields earned on the investment portfolio. The yield on short-term investments increased 21 basis points during 1997 to 5.45% and decreased 57 basis points in 1996 to 5.24%. The yields earned on investment securities increased 59 basis points to 6.68% in 1997 while decreasing in 1996 to 6.09%. The yield on mortgage-backed securities increased 1 basis point during 1997 to 6.83% and increased 11 basis points in 1996 to 6.82%. The 1997 increase in the federal funds rate of 25 basis points and decrease of 50 basis points during 1996 impacted the short-term investment yield in a corresponding manner. The increase in the yield on the investment securities is primarily due to the 1996 balance sheet restructure, whereby lower yielding securities were sold at a loss and the proceeds from such sale were reinvested at a higher market interest rate.

     The rate paid on interest-bearing deposits increased 19 basis points in 1997 to 4.62% and 18 basis points in 1996 to 4.43%. Core deposits, which include NOW, savings and money market accounts, usually have rates lower than those paid on certificates of deposit. However, to grow the core deposit balances, the Banks have offered promotional rates on certain products. The impact of these promotional rates on the savings rate has been an increase of 98 basis points in 1997 and 18 basis points in 1996. Average balances, meanwhile, have grown by $45.5 million and $4.8 million, respectively, in 1997 and 1996. The Banks have moderated the increase in the rates paid on money market accounts and had an increase in the rate paid of only 9 basis points and 24 basis points, respectively, in 1997 and 1996. However, the balances maintained in money market accounts have declined in each of those years as customers have migrated to the regular savings account. The balances maintained in NOW accounts have increased modestly in both years while the rates have remained fairly stable during that same time period. Certificate of deposit average balances increased $72.7 million and the rates paid increased 6 basis points during 1997, while also increasing $26.3 million and 15 basis points, respectively, in 1996.

     The Company has continued its reliance on borrowed funds as an alternative source of funds to deposits in order to grow average earning assets. During 1997, the Company was successful in attracting new deposits, therefore, the average balance on borrowed funds decreased $50.4 million and the rate paid decreased 4 basis points to 5.81%. In 1996, average balances increased $39.4 million and the rate paid decreased 31 basis points to 5.85%. The decline in the rate paid in both years was partly attributable to the early extinguishment of $19.1 million of borrowed funds in the third quarter of 1996.

     Although the net yield on earning assets increased slightly during 1997, primarily due to the balance sheet restructuring undertaken in 1996, overall, a continued compression has been experienced in the margins over the past two years which has led to an interest rate spread of 2.67% in 1997, up modestly from 2.66% in 1996. The decline in the spread in 1996 totalled 5 basis points.

The following table presents an analysis of the average yields earned and rates paid for the years indicated.

                                                                        YEARS ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------------------------------
                                               1997                             1996                             1995
                                   ------------------------------    ----------------------------   -----------------------------
                                               INTEREST   AVERAGE               INTEREST  AVERAGE             INTEREST    AVERAGE
                                     AVERAGE    EARNED/    YIELD/    AVERAGE     EARNED/   YIELD/   AVERAGE    EARNED/     YIELD/
                                     BALANCE     PAID      RATE      BALANCE      PAID     RATE     BALANCE     PAID       RATE
                                   ----------  --------   -------    -------    -------   -------   -------   --------    -------
                                                          (DOLLARS IN THOUSANDS)

ASSETS
Interest-earning assets:
 Short-term investments........... $   13,691   $   746    5.45%   $   10,874   $   570    5.24%   $   10,775   $   626     5.81%
 Investment securities (1) .......    101,491     6,783    6.68        88,347     5,380    6.09       112,342     7,009     6.24
 Mortgage-backed securities (1) ..    180,889    12,362    6.83       195,137    13,304    6.82       229,111    15,375     6.71
                                   ----------   -------            ----------   -------            ----------   -------
 Total investments ...............    296,071    19,891    6.72       294,358    19,254    6.54       352,228    23,010     6.53
                                   ----------   -------            ----------   -------            ----------   -------
 Residential loans ...............    650,089    48,043    7.39       593,867    44,045    7.42       480,825    35,760     7.44
 Commercial loans ................    136,234    12,253    8.99       129,548    11,488    8.87       111,468     9,808     8.80
 Construction and land loans .....     32,395     3,237    9.99        25,992     2,465    9.48        17,192     1,745    10.15
                                   ----------   -------            ----------   -------            ----------   -------
 Total real estate loans(1) (2) ..    818,718    63,533    7.76       749,407    57,998    7.74       609,485    47,313     7.76
 Consumer loans(2) ...............     64,816     5,317    8.20        55,081     4,717    8.56        50,606     4,625     9.14
 Commercial loans(2) .............     21,074     2,011    9.54        19,255     1,854    9.63        17,295     1,938    11.21
                                   ----------   -------            ----------   -------            ----------   -------
 Total loans .....................    904,608    70,861    7.83       823,743    64,569    7.84       677,386    53,876     7.95
                                   ----------   -------            ----------   -------            ----------   -------
 Total interest-earning assets ...  1,200,679    90,752    7.56%    1,118,101    83,823    7.50%    1,029,614    76,886     7.47%
                                                -------                         -------                         -------

Allowance for loan losses ........    (12,395)                        (11,846)                        (11,749)
Other real estate owned ..........      1,416                           2,869                           6,720
Other assets .....................     56,967                          49,655                          44,336
                                   ----------                      ----------                      ----------

   Total assets .................. $1,246,667                      $1,158,779                      $1,068,921
                                   ==========                      ==========                      ==========

LIABILITIES AND STOCKHOLDERS'
EQUITY
Interest-bearing deposits:
 NOW accounts..................... $   74,202   $   740    1.00%   $   66,708   $   661    0.99%   $   63,049   $   711     1.13%
 Regular savings accounts ........    122,045     4,060    3.33        76,506     1,800    2.35        71,659     1,554     2.17
 Money market deposit
   accounts ......................    113,325     3,381    2.98       125,923     3,639    2.89       133,989     3,548     2.65
 Certificates of deposit .........    518,368    30,070    5.80       445,682    25,592    5.74       419,385    23,433     5.59
                                   ----------   -------            ----------   -------            ----------   -------
 Total interest-bearing
   deposits ......................    827,940    38,251    4.62       714,819    31,692    4.43       688,082    29,246     4.25
                                   ----------   -------            ----------   -------            ----------   -------
Borrowed funds:
 Reverse repurchase agreements ...      9,614       481    5.00        15,062       783    5.20        14,798       897     6.06
 Federal Home Loan Bank
   advances ......................    227,726    13,315    5.85       272,655    16,054    5.89       233,489    14,409     6.17
                                   ----------   -------            ----------   -------            ----------   -------
 Total borrowed funds ............    237,340    13,796    5.81       287,717    16,837    5.85       248,287    15,306     6.16
                                   ----------   -------            ----------   -------            ----------   -------
 Total interest-bearing
   liabilities ...................  1,065,280    52,047    4.89%    1,002,536    48,529    4.84%      936,369    44,552     4.76%
                                                -------                         -------                         -------

Demand deposits ..................     69,942                          57,913                          45,328
Other liabilities ................     11,702                           8,465                           6,111
                                   ----------                      ----------                      ----------
 Total liabilities ...............  1,146,924                       1,068,914                         987,808

Stockholders' equity .............     99,743                          89,865                          81,113
                                   ----------                      ----------                      ----------
 Total liabilities and stock-
   holders' equity ............... $1,246,667                      $1,158,779                      $1,068,921
                                   ==========                      ==========                      ==========
Net interest income ..............              $38,705                         $35,294                          $32,334
                                                =======                         =======                          =======
Interest rate spread .............                         2.67%                           2.66%                            2.71%
                                                           ====                            ====                             ====
Net yield on earning assets ......                         3.22%                           3.16%                            3.14%
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

     Rate/Volume Analysis. The following table shows the changes in interest income and interest expense caused by changes in the volume of interest earning assets and interest bearing liabilities, and changes in interest rates received and paid, respectively. The change attributable to a mix of volume and rate has been allocated proportionally to the change due to volume and the change due to rate.

                                                                 YEARS ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------
                                               1997 COMPARED TO 1996               1996 COMPARED TO 1995
                                          --------------------------------    --------------------------------
                                                INCREASE                            INCREASE
                                               (DECREASE)                          (DECREASE)
                                                 DUE TO                              DUE TO
                                          --------------------                --------------------
                                           VOLUME       RATE        TOTAL      VOLUME       RATE        TOTAL
                                          --------    --------    --------    --------    --------    --------
                                                                          (IN THOUSANDS)

Interest and Dividend Income
 Loans:
  Residential loans ...................   $  4,155    $   (157)   $  3,998    $  8,384    $    (99)   $  8,285
  Commercial loans ....................        600         165         765       1,603          77       1,680
  Construction and land loans .........        634         138         772         841        (121)        720
                                          --------    --------    --------    --------    --------    --------
    Total real estate .................      5,389         146       5,535      10,828        (143)     10,685
  Consumer ............................        805        (205)        600         394        (302)         92
  Commercial ..........................        174         (17)        157         206        (290)        (84)
                                          --------    --------    --------    --------    --------    --------
    Total interest on loans ...........      6,368         (76)      6,292      11,428        (735)     10,693
                                          --------    --------    --------    --------    --------    --------

Investments:
 Short-term investments ...............        153          23         176           6         (62)        (56)
 Investment securities ................        848         555       1,403      (1,465)       (164)     (1,629)
 Mortgage-backed securities ...........       (974)         32        (942)     (2,313)        242      (2,071)
                                          --------    --------    --------    --------    --------    --------
   Total interest and dividends on
     investments ......................         27         610         637      (3,772)         16      (3,756)
                                          --------    --------    --------    --------    --------    --------
   Total interest and dividend
     income ...........................      6,395         534       6,929       7,656        (719)      6,937
                                          --------    --------    --------    --------    --------    --------

Interest Expense
 Savings deposit ......................        989       1,092       2,081          10         277         287
 Time certificates ....................      4,214         264       4,478       1,498         661       2,159
 Reverse repurchase agreements ........       (274)        (28)       (302)         16        (130)       (114)
 Notes payable ........................     (2,628)       (111)     (2,739)      2,330        (685)      1,645
                                          --------    --------    --------    --------    --------    --------
   Total interest expense .............      2,301       1,217       3,518       3,854         123       3,977
                                          --------    --------    --------    --------    --------    --------

Net increase (decrease) in net interest
 and dividend income ..................   $  4,094    $   (683)   $  3,411    $  3,802    $   (842)   $  2,960
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

     The provision for loan losses in 1997, 1996 and 1995 was $983,000, $2.6 million and $1.3 million, respectively. Net charge-offs amounted to $691,000 in 1997 compared to $2.0 million in both 1996 and 1995. The decline in the provision in 1997 reflects, among other things, a 33% reduction in non-performing assets and reduced levels of delinquencies, combined with high levels of recoveries. Partially offsetting the reasons for the decline, however, was loan growth of 12% realized during 1997. The increased provision in 1996 was due to loan growth of 13% and the deterioration of a previously reported problem loan resulting in a charge-off of $760,000. Among the factors used to determine that a provision was necessary in 1995 were the level of nonaccrual and restructured loans, delinquencies and charge-offs and loan growth of over 19%.

     While management believes that it has been reasonable in its analysis of the allowance for loan losses and in estimating the net fair values of other real estate owned, management is unable to predict the ultimate course of the economy or the extent of its impact on the Company's financial condition. See "Financial Condition -- Risk Elements" and Notes 1 and 4 to the "Consolidated Financial Statements".

     Non-interest Income. The Company recorded income from non-interest sources of $4.8 million in 1997, $3.0 million in 1996 and $3.2 million in 1995. The increase of $1.8 million in 1997 was primarily due to a reduction in the losses on real estate operations, higher fee income on deposits and an increase in the gains generated by the investment portfolio. The decrease of $194,000 in 1996 was primarily due to losses generated by the investment portfolio as part of the balance sheet restructuring.

     Net gains from sales and redemptions of investments totalled $158,000 in 1997 and $269,000 in 1995, as compared to net losses on sales and redemptions of $686,000 in 1996. The loss on sale of investments in 1996 was primarily due to the balance sheet restructuring whereby the Company sold approximately $40 million of low yielding investments at a loss of $870,000 in the third quarter and reinvested the proceeds in higher yielding assets. See "Financial Condition -- Investments" and Notes 1 and 3 to the "Consolidated Financial Statements".

     The Company recorded net gains from sales of assets held for sale of $264,000 in 1997, $421,000 in 1996 and $55,000 in 1995. Included in the net
gains for 1997 and 1996 were gains totalling $447,000 and $423,000, respectively, from the adoption of new accounting rules on originated mortgage servicing rights. Additionally, gains resulting from the old accounting rules on the capitalization of excess mortgage servicing fees totalled $264,000 and $144,000, respectively, for the years ending December 31, 1996 and 1995. See "Financial Condition -- Loans" and Notes 1, 2 and 5 to the "Consolidated Financial Statements".

     Andover may incur gains and losses on the sale of the loans that it originates. These loans are generally securitized prior to sale in the form of mortgage-backed securities which are guaranteed by a government agency and are then held for sale. Because loans held for sale are stated at the lower of cost or market value and mortgage-backed securities held for sale are stated at fair value, periods of rising interest rates cause the values of loans and mortgage-backed securities held for sale to decrease, resulting in a charge to income. The Company frequently enters into forward delivery contracts to reduce exposure to this risk from rising interest rates. Forward delivery contracts may, however, increase exposure to the risk from declining interest rates if sufficient loans or mortgage-backed securities held for sale bearing interest rates specified by the contracts are not available to meet the delivery schedules under the contracts. See Note 18 to the "Consolidated Financial Statements".

     Mortgage banking income represents the gross servicing fee income less amortization and provisions for the valuation allowance of the mortgage servicing assets. The Company retains as a service fee a portion of the interest paid by the borrower. A valuation allowance was established in 1996 and the provisions charged against earnings totalled $285,000 and $200,000, respectively, for the years ended December 31, 1997 and 1996. In a low interest rate environment, the underlying residential loans will repay faster than expected, causing the fair value of the mortgage servicing assets to decline. This prepayment risk results in increased provisions and charge-offs to the valuation allowance, and thus lower mortgage banking income. Mortgage banking income totalled $2.0 million in 1997, $2.1 million in 1996 and $1.8 million in 1995. The increased gross servicing income in each of the years was due to an increase in the total loans serviced for others. However, in 1997 and 1996, the amortization of the mortgage servicing assets increased correspondingly. The net mortgage banking, or servicing, income, therefore, declined modestly during 1997 and increased $326,000 during 1996. The table below summarizes the Company's results from servicing loans for investors.

                                                                                   YEARS ENDED DECEMBER 31,
                                                                       ------------------------------------------
                                                                          1997             1996            1995
                                                                       ---------         --------        --------
                                                                                        (IN THOUSANDS)

Gross servicing income.................................................$  4,054         $  3,523         $  2,611
Amortization and provisions for valuation allowance....................  (2,039)          (1,428)            (842)
                                                                       --------         --------        ---------
Net mortgage banking income............................................$  2,015         $  2,095         $  1,769
                                                                       ========         ========         ========

Average loans serviced for investors...................................$977,659         $841,598         $628,450
Year-end loans serviced for investors..................................$971,041         $877,683         $780,356


     During 1997, 1996 and 1995, the Company purchased mortgage servicing rights to $228.8 million, $180.0 million and $303.6 million, respectively, in residential first mortgage loans. These purchased balances are included in the balance of loans serviced for investors. As part of its long-term business plan, the Company intends to continue purchasing mortgage servicing to increase the use of its existing servicing capacity and increase loan service revenue when it is deemed appropriate. The Company also expects to continue selling mortgages in the secondary market while retaining the servicing rights and therefore, servicing income related to this activity is accordingly expected to continue for the foreseeable future. See Notes 1 and 5 to the "Consolidated Financial Statements".

     Losses on real estate operations totalled $971,000 in 1997, $1.5 million in 1996 and $2.0 million in 1995. Real estate operations consist of provisions for the valuation allowance, operating costs of maintaining other real estate owned, gains or losses on sales of properties and costs associated with the foreclosure of nonaccrual properties, less any rental income on other real estate owned. The Company accounts for other real estate owned at the lower of cost or estimated net fair value. Declines in value subsequent to foreclosure or substantive repossession result in a charge to the valuation allowance.

     Replenishing the valuation allowance caused by charge-offs taken as a result of declines in value resulted in a charge of $350,000, $554,000 and $750,000 to real estate operations in 1997, 1996 and 1995, respectively. Deterioration in the New England real estate market during the early 1990's led to high levels of other real estate owned and corresponding administrative costs. Gains on sales of other real estate owned totalled $110,000 in 1997, $162,000 in 1996 and $582,000 in 1995. The costs of foreclosing on loans, as well as the administrative costs of maintaining the non-performing assets, correspond with the volume of problem assets and totalled $757,000 in 1997, $1.2 million in 1996 and $2.0 million in 1995. These costs will continue to be incurred until the level of non-performing assets significantly decreases. See "Financial Condition -- Risk Elements" and Note 6 to the "Consolidated Financial Statements".

     Other income totalled $3.3 million, $2.7 million, and $3.1 million in 1997, 1996 and 1995, respectively, and was derived primarily from customer service charges and fees. Deposit account service charges, representing the largest component of such other income, totalled $1.8 million in 1997, and $1.6 million in both 1996 and 1995. Loan late charges and other fees declined modestly during 1997 after increasing almost 80% in 1996 over 1995's level. The fees recognized in 1997 reflect lower level of delinquencies while the level recognized in 1996 reflects the increase in total loans. Rental income increased 31% during 1997 to $319,000 while declining by the same percentage in 1996 due to a vacancy in retail space owned by the Company during 1996, which became fully tenanted in 1997. During 1996, the Company recognized a loss of $208,000 on a non-marketable asset while the results in 1995 reflect a gain on a non- marketable security. Notwithstanding these one-time events, other income has remained relatively flat over the past three years and includes income from Liberty Securities, IRA, safe deposit and ATM fees and other miscellaneous charges. See Note 14 to the "Consolidated Financial Statements".

     Non-interest Expense. Non-interest expenses increased $2.2 million or 10.9% to $22.0 million in 1997. Non-interest expenses increased $562,000 or 2.9% to $19.8 million in 1996. The increases in both 1997 and 1996 are primarily due to operating a larger institution in each of the years. This has resulted in higher staffing levels, an increased number of branches and alternative delivery systems, and growth in the number of loans and deposits.

     Salaries and employee benefits, the largest component of non-interest expenses, increased $1.5 million to $11.9 million in 1997 and increased $723,000 in 1996 to $10.3 million. The increase in each of the years was primarily due to increased staffing, merit increases and increased costs associated with the various benefits programs offered by the Company. See Note 15 to the "Consolidated Financial Statements".

     Office occupancy and equipment increased $129,000 to $2.9 million in 1997 and increased $418,000 in 1996 to $2.8 million. The increase in 1997 was primarily due to an increase in real estate taxes, reflecting an increase in the values of Company owned properties as well as an increase in service maintenance contracts on various equipment owned by the Company. The increase in 1996 was the result of increased depreciation and rental expenses resulting from a new branch facility, a full year of service in another branch facility and the opening of a remote ATM. Additionally in 1996, the Company shortened its estimate of the useful life of one of its branches causing depreciation expense to increase. See Note 7 to the "Consolidated Financial Statements".

     Data processing expenses totalled $1.9 million in 1997, $1.7 million in 1996 and $1.4 million in 1995. Data processing expenses increased $267,000 in 1997 and $221,000 in 1996 due to a higher loan and deposit base resulting from the purchase of loans and mortgage loan servicing and internal loan and deposit growth. In addition, the introduction of alternative delivery systems, via customers' computers, debit cards and by a telephone service center, have caused overall processing costs to increase in each of the two years.

     Marketing expenses totalled $988,000 in 1997, $976,000 in 1996 and $847,000 in 1995. Marketing expenses increased modestly in 1997 and $129,000 in 1996 due to a number of discretionary promotions for various retail products as well as continued promotions relating to the expansion of ABNH, particularly during 1996.

     Mortgage banking expenses totalled $430,000 in 1997, $406,000 in 1996 and $311,000 in 1995. Costs included in mortgage banking expenses are commissions and related expenses paid to the mortgage loan originators, net of any deferred origination expenses, and costs associated with servicing the portfolio for outside investors. These costs increased modestly in 1997 and 1996 due to higher loan origination volume as well as a larger servicing portfolio.

     Professional fees, including corporate legal expense and accounting and auditing expenses, totalled $862,000 in 1997, $1.3 million in 1996 and $681,000 in 1995. The decline of $466,000 in 1997 was due to a reduction in various consulting and tax planning projects. The increase of $647,000 in 1996 was primarily due to costs incurred implementing tax planning strategies undertaken during the third quarter in the amount of $400,000. Additionally, increased corporate legal fees and miscellaneous consulting contracts contributed to the increase in 1996.

     Deposit insurance premiums were $124,000, $15,000 and $892,000 in 1997, 1996 and 1995, respectively. Deposit insurance premiums increased $109,000 in 1997 due to an increase in the FDIC assessment rates, combined with higher levels of deposits. Deposit insurance premiums decreased $877,000 in 1996 due to significantly reduced FDIC assessment rates. The Banks are in the lowest risk category for calculating FDIC insurance premiums.

     In 1996, the Company recognized a recovery of $225,000 from the execution of a merger termination agreement while it incurred a charge of $1.0 million in 1995 resulting from the same. See Note 19 to the "Consolidated Financial Statements".

     Other operating expenses totalled $2.9 million in 1997, $2.6 million in 1996 and $2.1 million in 1995. The increases of $326,000 in 1997 and $431,000 in 1996 are primarily due to running a larger organization. This is reflected in more loan and deposit accounts, higher staffing levels and more branches and locations in each of the two years. Correspondingly, increases result from higher postage expenses, office supplies and printing costs as well as telephone costs and increased contributions. Besides these costs, the fee structure for the directors was increased in 1997. In addition, a $155,000 non-recurring charge was incurred in 1996 with respect to an insurance related adjustment for the former Chief Executive Officer of the Bank pursuant to the terms of his retirement agreement.

     Federal and State Income Tax Expense. The Company recorded tax expenses of $7.3 million, $3.1 million and $5.6 million in 1997, 1996 and 1995, respectively. The increase of $4.2 million in 1997 and decrease of $2.5 million in 1996 were mainly due to a one time benefit of $2.5 million as a result of a change in federal tax law in 1996. Recognition of deferred tax assets and liabilities is based on the expected future tax consequences of temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Measurement of deferred tax assets and liabilities is based upon the provision of enacted tax laws and the effects of future changes in tax laws or rates.

     Management believes the existing net deductible temporary differences that give rise to the net deferred income tax asset will reverse in periods in which the Company generates net taxable income. For the years ending December 31, 1997, 1996 and, 1995, the Company generated taxable income of approximately $20.4 million, $8.1 million and $3.8 million, respectively. Taxable income differs from pretax book income primarily as a result of loan losses and provision for losses on other real estate owned being recognized in a different period than for book income. The Company recorded a reduction of the valuation allowance due to increased recoverable federal income taxes of $500,000 in 1997 and 1996 and $600,000 in 1995.

     At December 31, 1997, the net deferred tax asset is supported by recoverable income taxes of approximately $11.1 million. The total income tax expense has been increased to reflect the adjustment to the deferred tax assets for the tax impact of the Massachusetts tax rate reduction as part of the Bank Tax Reform Law signed by the Governor of Massachusetts on July 27, 1995. Management believes that the net deferred income tax asset at December 31, 1997 will be realized based upon the significant reduction in the level of non-performing assets over the past several years. It is management's belief that the valuation allowance is adequate to reduce the total deferred tax asset to an amount that is more likely than not to be realized. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. See Note 12 to the "Consolidated Financial Statements".

FINANCIAL CONDITION

     Total assets increased $117.9 million, or 9.8%, to $1,322.7 million at December 31, 1997. The growth in total assets was primarily due to an increase of $108.8 million in total loans as well as an increase of $5.9 million in investments. Total assets at December 31, 1996 amounted to $1,204.8 million, an increase of $94.0 million or 8.5% from $1,110.8 million at December 31, 1995, resulting primarily from an increase in total loans of $101.4 million, offset by a modest decline in the investment portfolio.

LOANS

     Total loans at December 31, 1997, prior to the allowance for loan losses, amounted to $978.8 million compared with $870.0 million at December 31, 1996, an increase of $108.8 million or 12.5%, primarily due to internally generated loan growth combined with purchases of $71.3 million in residential whole loans. At December 31, 1997, 67.3% of Andover's total loan portfolio consisted of loans with adjustable rates as compared to 66.7% at December 31, 1996.

     The following table shows the composition of the Company's loan portfolio at the dates indicated. The balances shown are net of unadvanced funds, loan premiums or discounts and deferred loan origination fees and costs.

                                                                         AT DECEMBER 31,
                             -------------------------------------------------------------------------------------------------------
                                    1997                 1996                   1995                1994                  1993
                             ------------------   ------------------    -------------------   ------------------   -----------------
                                                                    (DOLLARS IN THOUSANDS)

Real estate loans:
 Residential ...............  $715,503    73.1%    $619,955    71.3%    $ 558,231     72.6%   $ 452,708    70.2%   $ 297,779   65.2%
 Commercial ................   142,617    14.6      136,454    15.7       121,909     15.9      108,725    16.8       85,339   18.6
 Construction and land .....    31,499     3.2       35,001     4.0        18,138      2.4       18,021     2.8       13,991    3.1
                              --------   -----     --------   -----     ---------    -----    ---------   -----    ---------  -----
  Total real estate loans...   889,619    90.9      791,410    91.0       698,278     90.9      579,454    89.8      397,109   86.9
                              --------   -----     --------   -----     ---------    -----    ---------   -----    ---------  -----

Consumer loans:
 Home improvement, second
  mortgage and home equity
  line of credit ...........    58,605     6.0       49,670     5.7        43,463      5.6       42,602     6.6       39,338    8.6
 Personal ..................     3,161     0.3        3,467     0.4         3,369      0.4        2,751     0.4        2,073    0.5
 Guaranteed education ......     3,086     0.3        3,755     0.4         2,149      0.3        4,759     0.8        2,847    0.6
 Collateral ................     3,352     0.4        2,332     0.3         2,189      0.3        2,052     0.3        1,504    0.3
                              --------   -----     --------   -----     ---------    -----    ---------   -----    ---------  -----
  Total consumer loans .....    68,204     7.0       59,224     6.8        51,170      6.6       52,164     8.1       45,762   10.0
                              --------   -----     --------   -----     ---------    -----    ---------   -----    ---------  -----

Commercial loans ...........    21,000     2.1       19,401     2.2        19,150      2.5       13,419     2.1       13,942    3.1
                              --------   -----     --------   -----     ---------    -----    ---------   -----    ---------  -----

  Total loans ..............   978,823   100.0%     870,035   100.0%      768,598    100.0%     645,037   100.0%     456,813  100.0%
                                         =====                =====                  ====                 ====                ====

 Allowance for loan losses..   (12,521)             (12,229)              (11,665)              (12,343)             (13,392)
                              --------             --------             ---------             ---------            ---------

  Net loans ................  $966,302             $857,806             $ 756,933             $ 632,694            $ 443,421
                              ========             ========             =========             =========            ==========

     Total real estate loans increased $98.2 million in 1997 to $889.6 million at December 31, 1997, primarily due to the purchase of $71.3 million in residential whole loans combined with stable residential and commercial real estate loan originations. Origination volumes have also been affected by the interest rate environment over the past five years and are sensitive to market rates, particularly in the refinancing arena. As can be determined by the following table, loan originations were extremely high in 1993, the year with the lowest interest rates. Loan originations were strong in 1997 and 1996 due to a favorable interest rate environment while loan originations dropped in 1995 due to the higher interest rates existing during most of that year. Residential loan originations totalled $165.3 million in 1997, $168.3 million in 1996 and $132.1 million in 1995. These originations are not fully reflected in loans outstanding due to the securitization of residential real estate loans into mortgage-backed securities held for sale or available for sale of $24.1 million in 1997, $44.0 million in 1996 and $20.3 million in 1995, as well as regular amortization and prepayments.

     The majority of the Company's residential loans are underwritten to be eligible for sale in the secondary market. Andover sells most of the eligible 30-year fixed-rate loans it originates. A loan which the Company intends to sell may be sold directly or converted into mortgage-backed securities and sold in that form. Residential loans sold either directly or in the form of mortgage-backed securities amounted to $27.7 million in 1997, $39.8 million in 1996 and $21.6 million in 1995. The portfolio of residential mortgage loans serviced for others totalled $971.0 million at December 31, 1997, compared to $877.7 million at December 31, 1996 and $780.4 million at December 31, 1995.

     The following table shows the composition of the Company's loan originations and loan purchases for the years indicated:

                                                                                    YEARS ENDED DECEMBER 31,
                                                                  -----------------------------------------------------
                                                                    1997       1996       1995       1994       1993
                                                                  --------   --------   --------   --------   --------
                                                                                      (IN THOUSANDS)
Real estate loans:
  Residential fixed rate.......................................   $ 81,342   $ 89,830   $ 88,990   $ 83,775   $229,827
  Residential variable rate ...................................     83,917     78,453     43,138     96,657     81,308
                                                                  --------   --------   --------   --------   --------
   Total residential originations .............................    165,259    168,283    132,128    180,432    311,135

  Commercial ..................................................     32,858     32,800     17,991     17,745     14,537
  Construction and land .......................................     31,800     41,888     31,543     30,498     26,110
                                                                  --------   --------   --------   --------   --------
   Total real estate loan originations ........................    229,917    242,971    181,662    228,675    351,782
                                                                  --------   --------   --------   --------   --------

  Residential whole loan purchases ............................     71,297     32,474     56,665         --         --
  Commercial whole loan purchases .............................         --         --      3,213         --         --
                                                                  --------   --------   --------   --------   --------
   Total real estate purchases ................................     71,297     32,474     59,878         --         --
                                                                  --------   --------   --------   --------   --------

   Total real estate loan originations and purchases ..........    301,214    275,445    241,540    228,675    351,782
                                                                  --------   --------   --------   --------   --------

Consumer loans:

  Home equity line of credit ..................................     22,527     22,063     10,350     14,614     22,411
  Other consumer ..............................................     11,988      9,497      8,022      5,723      2,134
                                                                  --------   --------   --------   --------   --------
   Total consumer loans .......................................     34,515     31,560     18,372     20,337     24,545
                                                                  --------   --------   --------   --------   --------

Commercial loans ..............................................     18,591     19,732     16,933     10,437      6,161
                                                                  --------   --------   --------   --------   --------

   Total loan originations and purchases...............           $354,320   $326,737   $276,845   $259,449   $382,488
                                                                  ========   ========   ========   ========   ========

     Outstanding commercial loans increased $1.6 million in 1997 to $21.0 million at December 31, 1997. Commercial real estate loans increased $6.2 million in 1997 to $142.6 million at December 31, 1997, while construction and land loan balances decreased $3.5 million to $31.5 million in the same period. While originations of corporate loans, comprised of commercial real estate, commercial, construction and land loans, are sensitive to the interest rate environment, the capacity for borrowing, current and anticipated economic conditions and real estate values have a more critical role. During the declining real estate markets in the early 1990's, commercial real estate and development loans were particularly hard hit. Origination volume for corporate loans decreased in 1991 and 1992, corresponding with the declining real estate values and business conditions. Origination volume for these loans have increased over the past three years, reflecting stabilizing values and the Company's interest in corporate lending. However, due to the highly competitive market for these loans, the origination volume slipped slightly in 1997 but it does not represent a reduction in the Company's interest or capacity for these types of loans. Total originations of corporate loans were $83.2 million in 1997, $94.4 million in 1996 and $66.5 million in 1995.

     Loans transferred into real estate owned totalled $2.1 million, $1.7 million and $3.2 million in 1997, 1996 and 1995, respectively. Commercial real estate, construction and land, and commercial loans involve significant risks compared with single-family residential mortgage and consumer lending. See Item 1, "Business -- Lending Activities".

     Consumer loans outstanding increased 15.2%, or $9.0 million to $68.2 million at December 31, 1997, from $59.2 million at year-end 1996. During 1997, the Company continued to aggressively price its home equity lines of credit and was able to keep originations of these loans in excess of $20 million in both 1997 and 1996. Other consumer loans include secured student loans, collateral loans and second mortgage loans. Prior to 1996, the Company had experienced a two-year decline in consumer originations. Originations of consumer loans are also sensitive to changes in the interest rate environment.

RISK ELEMENTS

     The following table shows the composition of non-performing assets at December 31:

                                      1997       1996       1995      1994        1993
                                    -------    -------    -------    -------    -------
                                                   (DOLLARS IN THOUSANDS)

Nonaccruing loans ..............    $ 7,849    $10,699    $11,627    $14,516    $11,531
Other real estate owned ........        406      1,683      4,158      8,796     13,120
                                    -------    -------    -------    -------    -------

  Total non-performing assets ...   $ 8,255    $12,382    $15,785    $23,312    $24,651
                                    =======    =======    =======    =======    =======

Total non-performing assets as a
 percentage of total assets ....        0.6%       1.0%       1.4%       2.2%       3.0%

     During 1997, continued progress was made in reducing non-performing assets with a reduction of $4.1 million or 33.3% primarily due to a reduction of nonaccruing loans. Of the $7.8 million in nonaccruing loans at December 31, 1997, $1.9 million are less than 90 days past due but have exhibited some other credit weakness. Andover had experienced a sharp increase in the level of non-performing assets and a corresponding rise in foregone income, loan losses and other costs associated with non-performing assets beginning in 1990 due to the deteriorating New England real estate market and economy. A significant portion of Andover's non-performing assets are secured by mixed-use commercial and multi-family real estate located in Lawrence, Massachusetts. This city has been especially hard hit with declining real estate values and increasing vacancies in multi-family, investor-owned properties, which represents the majority of Andover's collateral on troubled loans in Lawrence. Continued deterioration in this market area will adversely impact the collectibility of residential and commercial real estate loans and may result in an increased level of non-performing assets in 1998. At December 31, 1997, approximately $3.4 million of nonaccruing loans and almost all of the other real estate owned were secured by properties located in Lawrence. The largest relationship included in the non-performing asset balances totalled $1.1 million, consisting primarily of multi-family, investor-owned, real estate.

     The amount of accruing loans secured by properties in Lawrence totalled approximately $44.8 million at December 31, 1997. The largest multi-family borrower relationships included in the accruing Lawrence portfolio totalled $1.3 million and $1.1 million, respectively, at December 31, 1997. Substantially all of the remaining accruing loans at year end in Lawrence were secured by residential properties.

     At December 31, 1997, total impaired loans were $6.4 million, of which $2.5 million had related allowances of $0.3 million and $3.9 million which did not require a related impairment allowance. All of the $6.4 million in impaired loans have been measured using the fair value of the collateral method. During the period ended December 31, 1997, the average recorded value of impaired loans was $7.7 million and the related amount of interest income recognized was $199,000.

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

     The following table shows the composition of nonaccruing loans at December 31:

                                                                     1997       1996       1995       1994       1993
                                                                   -------    -------    -------    -------    -------
                                                                                    (DOLLARS IN THOUSANDS)

Residential real estate ........................................   $ 2,436    $ 2,838    $ 3,037    $ 4,232    $ 2,595
Commercial real estate .........................................     4,866      6,901      7,195      8,004      6,313
Construction and land ..........................................       ---         79        ---        382        483
Commercial .....................................................       513        727      1,136      1,381      1,660
Consumer .......................................................        34        154        259        517        480
                                                                   -------    -------    -------    -------    -------
  Total nonaccrual loans .......................................   $ 7,849    $10,699    $11,627    $14,516    $11,531
                                                                   =======    =======    =======    =======    =======

Allowance for loan losses.......................................   $12,521    $12,229    $11,665    $12,343    $13,392
                                                                   =======    =======    =======    =======    =======

Allowance for loan losses as a percentage of
   nonaccruing loans ...........................................     159.5%     114.3%     100.3%      85.0%     116.1%
Allowance for loan losses as a percentage of
   total loans .................................................       1.3%       1.4%       1.5%       1.9%       2.9%


     During 1997, loans on nonaccrual decreased 26.6% to $7.8 million, throughout all loan categories. Interest income of approximately $1.2 million would have been recorded in 1997 on nonaccruing loans if those loans had been on a current basis in accordance with their original terms. Interest income actually recognized in 1997 on nonaccruing loans amounted to approximately $130,000. Additionally, another $359,000 in interest payments were received on nonaccruing loans during 1997 and applied as a reduction of the loan balance instead of as interest income.

     Restructured Loans. A restructured loan is one for which the Bank has modified the terms to provide a temporary reduction in the rate of interest below the prevailing market interest rates at the time of modification and, in most instances, an extension of payments of principal or interest or both due to the deterioration in the financial position of the borrowers. Restructured loans are not returned to performing status until the obligation has performed for a reasonable period of time, its ultimate collectibility is no longer in doubt and is at a market rate of interest. Restructured loans totalled $1.4 million and $2.2 million at December 31, 1997 and 1996, respectively. Interest rate modifications typically do not exceed one year. The weighted average interest rate on restructured loans as of December 31, 1997 was 5.77%.

     Other Real Estate Owned. Andover's other real estate owned remained at rather high levels after rising significantly in the early 1990's due to the deterioration in the New England real estate market and economy. During 1997, other real estate owned decreased 75.9%. The valuation allowance represents management's estimate of the net fair value of other real estate owned.

     The following table shows the composition of other real estate owned at December 31:

                                          1997         1996       1995         1994        1993
                                        --------    --------    --------     --------   --------
                                                                (IN THOUSANDS)

Residential real estate .............   $    239    $    456    $  1,131    $  1,245    $  1,522
Commercial real estate ..............         66         544         572       3,484       5,374
Multi-family real estate ............        336         658       1,820       2,405       3,914
Construction and land ...............        ---         201       1,048       2,377       3,396
                                        --------    --------    --------    --------    --------
                                             641       1,859       4,571       9,511      14,206
Valuation allowance .................       (235)       (176)       (413)       (715)     (1,086)
                                        --------    --------    --------    --------    --------
     Total other real estate owned...   $    406    $  1,683    $  4,158    $  8,796    $ 13,120
                                        ========    ========    ========    ========    ========

     All other real estate owned is carried at the lower of the carrying value of the loan or the estimated net fair value of the property constructively or actually received. Initial writedowns to net fair value are charged to the allowance for loan losses and totalled $836,000 in 1997, $890,000 in 1996 and $1.7 million in 1995. Subsequent provisions for losses due to the deterioration in real estate values are charged to real estate operations and totalled $350,000 in 1997, $554,000 in 1996 and $750,000 in 1995. Gains of $110,000,
$162,000 and $582,000 were recognized on sales of $3.2 million, $4.0 million and $8.0 million in other real estate owned in 1997, 1996 and 1995, respectively.

     Due to the level of nonaccrual loans at December 31, 1997, continued foreclosures are likely to occur in 1998 resulting in continued foreclosure and related operating expenses. The impact of existing non-performing assets on future interest income will be largely dependent upon converting these assets to earning status, either through a return to performing status or through foreclosure and subsequent disposition of the property. It is expected that the level of foreclosures and related expenses will continue to adversely impact earnings in 1998.

     Allowance for Loan Losses. The following table summarizes the activity in Andover's allowance for loan losses during the five years ended December 31:

                                               1997         1996         1995         1994         1993
                                            --------     --------     --------     --------     --------
                                                                (DOLLARS IN THOUSANDS)

Balance at beginning of year ............   $ 12,229     $ 11,665     $ 12,343     $ 13,392     $ 16,054
Balance of Acquired Institution .........         --           --           --        1,715           --
Provision ...............................        983        2,555        1,295           --           --

Charge-offs:
     Residential real estate ............       (767)        (822)      (1,501)      (1,271)        (610)
     Commercial real estate .............       (920)      (2,208)        (867)      (1,614)      (1,541)
     Construction and land ..............        ---           --          (57)         (41)          --
     Commercial .........................        (90)        (100)        (171)        (194)        (814)
     Consumer ...........................        (27)        (153)        (171)        (149)        (121)
                                            --------     --------     --------     --------     --------
     Total charge-offs ..................     (1,804)      (3,283)      (2,767)      (3,269)      (3,086)
                                            --------     --------     --------     --------     --------

Recoveries:
     Residential real estate ............         27           45          120            4           32
     Commercial real estate .............        142          178          183          141          130
     Construction and land ..............        324          588            2           57           --
     Commercial .........................        597          461          461          280          232
     Consumer ...........................         23           20           28           23           30
                                            --------     --------     --------     --------     --------
     Total recoveries ...................      1,113        1,292          794          505          424
                                            --------     --------     --------     --------     --------

Net charge-offs .........................       (691)      (1,991)      (1,973)      (2,764)      (2,662)
                                            --------     --------     --------     --------     --------

Balance at end of year ..................   $ 12,521     $ 12,229     $ 11,665     $ 12,343     $ 13,392
                                            ========     ========     ========     ========     ========
Ratio of net charge-offs to average loans
  outstanding ...........................       0.08%        0.24%        0.29%        0.48%        0.61%

     Net charge-offs totalled $691,000 in 1997, $2.0 million in both 1996 and 1995. The ratio of net charge-offs to average loans, however, has continued its steady decline from the levels experienced in 1993 and total only 0.08% for 1997.

     The allowance for loan losses as a percentage of total loans decreased to 1.3% at December 31, 1997, from 1.4% and 1.5% at December 31, 1996 and 1995, respectively, due to continued loan growth and to a lesser extent, the purchase of whole loans. Management analyzes the adequacy of the allowance for loan losses on a periodic basis. See "Results of Operations -- Provision for Loan Losses". Management measures the adequacy of its allowance for loan losses by assigning loans into risk categories based on a loan classification system modelled after the bank regulatory classification system. While management believes that its allowance for loan losses is adequate to cover potential losses, there are uncertainties regarding future events. Deterioration in the real estate market or economy may result in additional nonaccruing loans, charge-offs and a need for provisions for loan losses to maintain an adequate allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Allocation of the allowance for loan losses to the various categories of the portfolio is also made periodically, based on management's judgment in weighing various factors, including the quality of specific loans, the level of nonaccruing loans in the various categories, current economic conditions, trends in delinquencies and prior charge-offs, and the collateral value of the underlying security. Because the allowance for loan losses is based on various estimates, including loan collectibility and real estate values, and includes a high degree of judgment, subsequent changes in the general economic prospects of the borrowers may require changes in those estimates.

     The Banks monitor the loan portfolio and related allowance through the use of "account plans" prepared for nonaccruing loans and other loans identified by management as needing closer monitoring. The "account plans" are prepared for loans which have been assigned adverse credit risk ratings and have been considered in determining the appropriate level of allowance for loan losses. The largest exposure to a single borrower included in non-performing loans at December 31, 1997, was approximately $1.1 million, consisting primarily of multi-family, investor-owned, real estate.

     The changes in the allowance allocated to each category of loan directly corresponds to the level of nonaccrual loans and adversely classified loans as well as the level of outstanding loans. Andover historically has experienced lower losses in its residential mortgage loan portfolio and, therefore, allocations applicable to this portfolio are lower.

     The following table summarizes the allocation of the allowance for loan losses at December 31:

                                1997                  1996                  1995                  1994                 1993
                        ---------------------  ------------------  ---------------------  --------------------  -------------------
                                 LOAN                  LOAN                  LOAN                  LOAN                 LOAN
                               CATEGORY              CATEGORY              CATEGORY              CATEGORY             CATEGORY
                              AS A % OF             AS A % OF             AS A % OF             AS A % OF            AS A % OF
                                TOTAL                 TOTAL                 TOTAL                 TOTAL                TOTAL
                          AMOUNT     LOAN       AMOUNT     LOAN       AMOUNT     LOAN       AMOUNT     LOAN      AMOUNT      LOAN
     LOAN CATEGORY      ALLOCATED  PORTFOLIO  ALLOCATED  PORTFOLIO  ALLOCATED  PORTFOLIO  ALLOCATED  PORTFOLIO  ALLOCATED  PORTFOLIO
     -------------      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                 (DOLLARS IN THOUSANDS)
Real Estate:
  Residential ..........  $ 2,399     73%     $ 2,154        71%     $ 1,794      73%     $ 1,855       70%     $   975       65%
  Commercial ...........    5,526     15        5,952        16        7,381      16        7,633       17        6,108       19
  Construction and land.      697      3          802         4          549       2          971        3          791        3
                          -------    ---      -------       ---      -------     ---      -------      ---       ------      ---
   Total real estate....    8,622     91        8,908        91        9,724      91       10,459       90        7,874       87
Consumer ...............      421      7          392         7          344       7          478        8          388       10
Commercial .............      821      2          848         2        1,201       2        1,113        2        1,455        3
Unallocated ............    2,657     --        2,081        --          396      --          293       --        3,675       --
                          -------    ---      -------       ---      -------     ---      -------      ---       ------      ---

       Totals ..........  $12,521    100%     $12,229       100%     $11,665     100%     $12,343      100%     $13,392      100%
                          =======    ===      =======       ===      =======     ===      =======      ===      =======      ===

     Notwithstanding the foregoing allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

INVESTMENTS

     As of December 31, 1997, Andover's investment portfolio totalled $282.6 million, for a modest increase of 2.1% from $276.7 million at year end 1996. The Company manages the investment portfolio in accordance with the investment policy adopted by the Board of Directors. The primary objectives are to provide interest and dividend income, to ensure adequate liquidity and achieve an acceptable asset/liability gap position while diversifying the asset mix. The investment portfolio is also evaluated in comparison to returns that are earned by the loan portfolio. In the third quarter of 1996, approximately $40 million of low yielding investments were sold and the proceeds from such sales were reinvested in similar securities at higher yields.

     The primary component of the total investment portfolio is mortgage-backed securities, which accounted for 64.0% of total investments at December 31, 1997. The remaining portion of the total investment portfolio consists of U.S. government and federal agency obligations, corporate bonds, short-term investments in federal funds sold, and other investment grade securities. U.S. government and federal agency obligations represent the fastest growing component of the investment portfolio and totalled 23.3% as of December 31, 1997, as compared to 15.6% at year end 1996.

     All of the mortgage-backed securities represent undivided interests in pools of mortgages which have been formed into pass-through securities and sold to investors by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Securities issued by GNMA, a wholly-owned U.S. government corporation, are fully guaranteed as to the timely payment of principal and interest. Securities issued by FHLMC and FNMA, government sponsored corporations, carry each corporation's guarantee as to the timely payment of interest and the ultimate payment of principal. Cash flows from the underlying mortgages of all mortgage-backed securities are passed through to Andover in the form of monthly payments of interest, scheduled principal amortization, and prepayments of mortgage balances. These securities, therefore, have unpredictable cash flows. The approximate market value of adjustable rate mortgage-backed securities included in the investment portfolio totalled $32.8 million at December 31, 1997.

     The carrying amount of callable securities included in investments available for sale and investments held to maturity totalled $37.0 million and $10.0 million, respectively, as of December 31, 1997.

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

     There was an increase in the unrealized gain of approximately $2.9 million in the investment portfolio, from a net unrealized gain of $583,000 as of December 31, 1996, to $3.5 million as of December 31, 1997, resulting from a decrease in market interest rates. Changes in interest rates and their impact on the unrealized gain or loss in the investment portfolio are not material factors in the Company's overall investment strategy. This is largely due to the fact that neither the changes nor their impact can be controlled by the Company. Additionally, investment purchases are often match funded by long-term advances in order to achieve a consistent spread on a particular investment.

     See Notes 1, 2 and 3 to the "Consolidated Financial Statements" for further information.

     The following table sets forth information regarding the carrying amounts of the investment portfolio at December 31:

                                                                                      1997      1996       1995
                                                                                    --------   --------   --------
                                                                                            (IN THOUSANDS)

SHORT-TERM INVESTMENTS..........................................................   $ 14,150   $ 25,600   $  9,000
                                                                                   ========   ========   ========

INVESTMENTS AVAILABLE FOR SALE (AT MARKET):

U.S. government and federal agency obligations..................................   $ 55,777   $ 41,740   $ 52,490
Other bonds and obligations ....................................................     14,573     14,993     14,382
                                                                                   --------   --------   --------
    Total bonds and obligations ................................................     70,350     56,733     66,872
                                                                                   --------   --------   --------

GNMA mortgage-backed securities ................................................     27,793     27,526     37,195
FHLMC participation certificates ...............................................     36,805     25,103      4,420
FNMA pass-through certificates .................................................      4,106      4,763        ---
Collateralized mortgage obligations ............................................        ---        ---        482
                                                                                   --------   --------   --------
    Total mortgage-backed securities ...........................................     68,704     57,392     42,097
                                                                                   --------   --------   --------
    Total investments available for sale........................................   $139,054   $114,125   $108,969
                                                                                   ========   ========   ========

INVESTMENTS HELD TO MATURITY (AT AMORTIZED COST):

U.S. government and federal agency obligations..................................   $ 10,001   $  1,448   $  1,500
Other bonds and obligations ....................................................      7,106      9,686     12,758
                                                                                   --------   --------   --------
      Total bonds and obligations ..............................................     17,107     11,134     14,258
                                                                                   --------   --------   --------

FHLMC participation certificates ...............................................     49,217     63,639     78,649
FNMA pass-through certificates .................................................     48,835     57,192     67,375
GNMA mortgage-backed securities ................................................      3,383      3,899      4,458
Other asset-backed securities ..................................................        800      1,062      1,407
Collateralized mortgage obligations ............................................     10,021        ---      1,116
                                                                                   --------   --------   --------
      Total mortgage-backed securities .........................................    112,256    125,792    153,005
                                                                                   --------   --------   --------
      Total investments held to maturity........................................   $129,363   $136,926   $167,263
                                                                                   ========   ========   ========

      Total investments.........................................................   $282,567   $276,651   $285,232
                                                                                   ========   ========   ========

     The following table presents an analysis of the maturity distribution and average yields of investments available for sale and held to maturity at December 31, 1997. Mortgage-backed securities are shown in the periods corresponding to scheduled principal amortization computed based on their weighted average maturities and weighted average rates without regard to prepayments.

                                                                       LENGTH OF TIME TO MATURITY
                                     -----------------------------------------------------------------------------------------
                                                                AFTER ONE              AFTER FIVE
                                                                 YEAR BUT               YEARS BUT
                                           WITHIN                WITHIN                   WITHIN                  AFTER
                                          ONE YEAR             FIVE YEARS               TEN YEARS               TEN YEARS
                                     -------------------  -------------------      -------------------     -------------------
                                      AMOUNT     YIELD      AMOUNT       YIELD      AMOUNT      YIELD       AMOUNT     YIELD
                                     --------   --------   --------    --------    --------    --------    --------   --------
                                                                                (DOLLARS IN THOUSANDS)
Investments available for sale:
   Total bonds and obligations...    $  4,002    7.07%     $ 66,284      6.67%     $     --       .--%     $     64     10.03%
   Total mortgage-backed
     securities .................       2,671    6.78        12,661      6.78        21,429      6.78        31,943      6.58
                                     --------              --------                --------                --------
       Total investments
         available for sale .....    $  6,673    6.95%     $ 78,945      6.69%     $ 21,429      6.78%     $ 32,007      6.59%
                                     ========    ====      ========      ====      ========      ====      ========      ====
Investments held to maturity:
   Total bonds and obligations...    $  2,528    6.37%     $ 13,124      6.39%     $  1,455      6.46$           --       .--%
   Total mortgage-backed
      securities ................       5,632    6.96        25,919      6.98        43,284      6.99        37,421      6.93
                                     --------              --------                --------                --------
        Total investments held
          to maturity ...........    $  8,160    6.78%     $ 39,043      6.78%     $ 44,739      6.97%     $ 37,421      6.93%
                                     ========    ====      ========      ====      ========      ====      ========      ====

                                      LENGTH OF TIME TO MATURITY
                                     -----------------------------



                                              TOTAL
                                        -------------------
                                         AMOUNT     YIELD
                                        --------   --------

Investments available for sale:
   Total bonds and obligations...       $ 70,350      6.70%
   Total mortgage-backed
     securities .................         68,704      6.69
                                        --------
       Total investments
         available for sale .....       $139,054      6.69%
                                        ========      ====
Investments held to maturity:
   Total bonds and obligations...        $ 17,107     6.39%
   Total mortgage-backed
      securities ................        112,256      6.97
                                        --------
        Total investments held
          to maturity ...........       $129,363      6.89%
                                        ========      ====

     The following table presents unrealized gains and losses by major categories of securities as of December 31, 1997. At that date, Andover's net unrealized gains on investments held to maturity amounted to $1.6 million. The unrealized gains of $1.9 million on investments available for sale is included in stockholders' equity, net of applicable income taxes at December 31, 1997.

                                                                               UNREALIZED       UNREALIZED
                                                                                  GAINS           LOSSES
                                                                               ----------       ----------
                                                                                    (IN THOUSANDS)

INVESTMENTS AVAILABLE FOR SALE:

U.S. government and federal agency obligations.............................      $  912           $  (4)
Other bonds and obligations................................................         168              --
Mortgage-backed securities.................................................         806              (3)
                                                                                 ------          ------
   Total investments available for sale....................................       1,886              (7)
                                                                                 ------          ------

INVESTMENTS HELD TO MATURITY:

U.S. government and federal agency obligations.............................      $   46           $  --
Other bonds and obligations................................................          86              (2)
Mortgage-backed securities.................................................       1,717            (263)
                                                                                 ------          ------
     Total investments held to maturity....................................      $1,849           $(265)
                                                                                 ======          ======

     Total unrealized gains and losses.....................................      $3,735           $(272)
                                                                                 ======          ======

DEPOSITS

     Total deposits increased $122.7 million during 1997 to $947.0 million as of December 31, 1997, and increased $81.1 million during 1996. With the exception of money market deposit accounts, all categories of deposits increased in total balances during 1997 and 1996. This reflects the Company's desire to offer competitive products and pricing in order to grow the core deposit balances. The success of this strategy is reflected in the growth in demand deposits, NOW accounts and regular savings accounts. The growth in the regular savings accounts is due to the introduction of a tiered savings product. This account offers customers a premium rate on balances in excess of $50,000. Management believes the decline in the money market balances are the result of a shift to the new savings product. In the current interest rate environment, depositors are shifting from longer maturity term deposits into core deposit accounts without fixed maturities or into shorter maturity term deposits. The Bank believes that this trend will continue into 1998 as long as interest rates remain at these fairly low rates. See Note 9 to the "Consolidated Financial Statements" for further information.

     The following table reflects the balance of deposit accounts of Andover at each date indicated and the weighted average interest rates at December 31:

                                             1997                             1996                           1995
                                ------------------------------   -------------------------------    -----------------------------
                                            WEIGHTED                         WEIGHTED                       WEIGHTED
                                        PERCENT  AVERAGE                 PERCENT  AVERAGE                PERCENT   AVERAGE
                                        OF      INTEREST                 OF      INTEREST                OF        INTEREST
                                 AMOUNT      TOTAL       RATE     AMOUNT       TOTAL      RATE      AMOUNT      TOTAL      RATE
                                --------   --------   --------   --------    --------   --------   --------    --------  --------
                                                                     (DOLLARS IN THOUSANDS)

Demand deposit accounts .....   $ 79,501       8.4%      .--%    $ 60,245       7.3%      .--%     $ 54,516       7.3%    .--%
NOW accounts ................     85,917       9.1      1.02       75,297       9.1      1.01        67,275       9.1     1.00
Regular savings accounts ....    149,607      15.8      3.61       96,690      11.8      2.87        68,052       9.2     2.20
Money market
  deposit accounts ..........    104,353      11.0      2.96      116,019      14.1      2.90       130,437      17.5     2.90
Variable rate certificates...      5,182       0.5      5.43        8,459       1.0      5.24        13,279       1.8     5.64
Fixed rate certificates .....    522,422      55.2      5.89      467,601      56.7      5.80       409,646      55.1     5.86
                                --------     -----               --------     -----                --------     -----
  Total deposits ............   $946,982     100.0%     4.27%    $824,311     100.0%     4.18%     $743,205     100.0%    4.13%
                                ========     =====      ====     ========     =====      ====      ========     =====     ====


     Deposits are derived from customers who work or reside in the Company's market area and surrounding communities, and from businesses located in that area.

     The following table presents Andover's outstanding time certificates in denominations of $100,000 and over, with remaining maturities at December 31:

              REMAINING TERM TO MATURITY                       1997            1996            1995
              --------------------------                     -------         -------         -------
                                                                          (IN THOUSANDS)

Three months or less....................................     $15,085         $15,662         $ 9,801
Over three months to six months.........................       7,413           7,793           7,812
Over six months to twelve months........................      23,953          23,215          18,520
Over twelve months......................................      38,675          25,136          16,885
                                                             -------         -------         -------
                                                             $85,126         $71,806         $53,018
                                                             =======         =======         =======

BORROWINGS

     Total borrowings decreased $15.7 million during 1997 to $258.7 million as of December 31, 1997, from $274.4 million at December 31, 1996 and increased $1.8 million during 1996. While the Banks continue to rely on borrowed funds as an alternative source of funds to grow interest earning assets, due to the success in generating deposits, the ratio of total borrowings to total assets continues to drop and represents less than 20% of total assets, down from a high of almost 25% at year end 1995. The amount of callable advances included in total borrowings totalled $35.0 million as of December 31, 1997. These advances are callable at the discretion of the FHLB of Boston, starting in 1999 and at intervals thereafter.

     During the third quarter of 1996, the Bank elected early prepayment of $19.1 million of above market interest rate FHLB advances as part of a balance sheet restructuring. The Bank incurred a pre-tax loss of $298,000, or $173,000 net of tax, on this transaction; however, by repurchasing new advances, the Bank was able to reduce the effective rate from approximately 8.20% down to less than 6.00%.

     See Notes 10 and 11 to the "Consolidated Financial Statements" for further information.

ASSET AND LIABILITY MANAGEMENT AND MARKET RISK

     The Banks' earnings are largely dependent on its net interest income, which is the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Company seeks to reduce its exposure to changes in interest rates, or market risk, through active monitoring and management of its interest rate risk exposure. The policies and procedures for managing both on and off balance sheet activities are established by Andover's asset/liability management committee (ALCO). The Board of Directors reviews and approves the ALCO policy annually and monitors related activities on an ongoing basis.

     Market risk is the risk of loss from adverse changes in market prices and rates. The Banks' market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities.

     The main objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Company's net interest income and preserve capital, while adjusting the Company's asset/liability structure to obtain the maximum yield-cost spread on that structure. The Company relies primarily on its asset/liability structure to control interest rate risk. However, a sudden and substantial increase in interest rates may adversely impact earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

     The following two tables reflect different methods of disclosing the Company's exposure to a change in interest rates and its potential impact on the Company's net interest income. The gap analysis uses estimated prepayments, contractual maturities and next repricing dates while the market risk analysis excludes the next repricing dates. The interest rate sensitivity of the Company's assets and liabilities in both tables would vary substantially if different assumptions were used or if actual experience differs from the assumptions provided.

     One method used to measure the interest rate risk exposure is the Company's gap analysis, which involves comparing the difference between assets and liabilities that mature or reprice during a given period of time. These differences are a primary component of the risk to net interest income. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities, and is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets.

     The following table illustrates the Company's gap position, or the estimated maturity and repricing structure of its interest sensitive assets and interest sensitive liabilities, at December 31, 1997.

                                                                     [Greater than]  [Greater than]
                                               1-180       181-365         1-3          3-5           5+
                                                DAYS         DAYS         YEARS        YEARS         YEARS       TOTAL
                                              --------     --------     ---------     --------     --------    ----------
                                                                            (DOLLARS IN THOUSANDS)
Interest sensitive assets:
  Short-term investments ..................   $ 14,150     $     --     $      --     $     --     $     --    $   14,150
  Investments available for sale ..........     29,246       39,447        32,347       23,845       14,169       139,054
  Investments held to maturity ............     11,014       15,528        42,710       29,519       30,592       129,363
  Variable rate loans .....................    228,591      161,202       169,620       68,422       22,937       650,772
  Fixed rate loans ........................     24,941       25,091        87,017       63,144      120,009       320,202
  Other interest sensitive assets .........     21,284           --            --           --           --        21,284
                                              --------     --------     ---------     --------     --------    ----------
    Total interest sensitive assets .......    329,226      241,268       331,694      184,930      187,707     1,274,825

Interest sensitive liabilities:
  Money market deposit accounts ...........     24,470       23,002        25,438       14,024       17,419       104,353
  Certificates of deposit .................    167,141      148,828       188,019       23,507          109       527,604
  Other deposits ..........................     39,645       36,877        61,609       37,594       59,799       235,524
  Total borrowed funds ....................    116,042       37,699        84,319       13,199        7,473       258,732
                                              --------     --------     ---------     --------     --------    ----------
    Total interest sensitive liabilities...    347,298      246,406       359,385       88,324       84,800     1,126,213
                                              --------     --------     ---------     --------     --------    ----------

Net interest rate sensitivity gap .........   $(18,072)    $ (5,138)    $ (27,691)    $ 96,606     $102,907    $  148,612
                                              =========    =========    =========     ========     ========    ==========

Cumulative net interest rate
  sensitivity gap .........................   $(18,072)    $(23,210)    $ (50,901)    $ 45,705     $148,612
                                              =========    =========    =========     ========     ========
Cumulative net interest rate
  sensitivity gap as a percentage of
  total assets ............................       (1.4)%       (1.8)%        (3.8)%        3.5%        11.2%

AT DECEMBER 31, 1996:

Cumulative net interest rate
  sensitivity gap .........................   $ (44,123)   $(86,938)    $ (110,079)   $ (8,224)    $ 126,169
                                              =========    ========     ==========    ========     =========
Cumulative net interest rate
  sensitivity gap as a percentage of
  total assets ............................        (3.7)%      (7.2)%         (9.1)%      (0.7)%        10.5%

     The balance of interest sensitive asset and liability accounts has been allocated among the various periods using common industry techniques and market consensus data. Fixed rate mortgage loans are shown in the table in the time period corresponding to scheduled principal amortization and anticipated prepayments using annual conditional prepayment rates that vary from 8.8% - 10.5% at December 31, 1997, as compared with 9.2% - 10.5% at December 31, 1996. Variable rate loans, securities, certificates of deposit and borrowed funds are allocated to the period in which the rates could be next adjusted or to their final contractual maturity for the fixed rate instruments. Mortgage-backed securities are allocated using annual conditional prepayment rates of 7.7% - 20.7% at December 31, 1997, versus 4.2% - 19.8% at December 31, 1996. Other interest sensitive assets include assets held for sale and FHLB stock. Nonaccruing loans have been excluded from both the gap analysis and the market risk analysis.

     A substantial portion of regular savings, money market and NOW accounts are considered core deposits by management and, therefore, relatively insensitive to interest rates. In addition, any future changes to the interest rates paid on these accounts are at the sole discretion of management. Despite the foregoing factors, these deposits, included in the "Other Deposits" category, have been allocated between each time period based on the Banks' own historical experience, or decay rates, in determining the deposit runoff.

     The other method used to measure interest rate risk is the market risk analysis. The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 1997.

                                                               EXPECTED MATURITY DATE AT DECEMBER 31, 1997
                                          ----------------------------------------------------------------------------------------
                                                                                                             FAIR VALUE AT
                                          1998        1999       2000      2001        2002    THEREAFTER    TOTAL        12/31/97
                                          ----        ----       ----      ----        ----    ----------    -----        --------
                                                                          (DOLLARS IN MILLIONS)

Interest sensitive assets:

Fixed rate securities ...............    $ 65.2     $ 25.8     $ 42.7     $ 36.4     $ 17.2     $ 45.3     $  232.6     $  238.5
 Average interest rate ..............      6.93%      6.90%      6.62%      6.71%      6.91%      7.01%        6.85%
Variable rate securities ............    $ 21.8     $  6.0     $  5.2     $  4.0     $  3.0     $ 10.0     $   49.9     $   45.7
 Average interest rate ..............      5.91%      6.51%      6.51%      6.53%      6.54%      6.59%        6.26%
Fixed rate retail loans .............    $ 41.8     $ 37.8     $ 35.1     $ 29.7     $ 23.5     $106.7     $  274.6     $  275.1
 Average interest rate ..............      7.42%      7.44%      7.47%      7.48%      7.29%      7.39%        7.41%
Variable rate retail loans ..........    $153.0     $ 83.2     $ 69.7     $ 51.5     $ 38.2     $111.7     $  507.3     $  509.6
 Average interest rate ..............      7.69%      7.50%      7.51%      7.52%      7.53%      7.55%        7.57%
Fixed rate corporate loans ..........    $  8.2     $  7.7     $  5.4     $  3.5     $  2.6     $ 18.2     $   45.6     $   46.4
 Average interest rate ..............      8.87%      8.95%      9.06%      8.88%      8.87%      8.86%        8.90%
Variable rate corporate loans .......    $ 31.9     $ 31.1     $ 19.5     $ 13.0     $ 12.9     $ 35.1     $  143.5     $  145.1
Average interest rate ...............      9.53%      9.55%      9.38%      9.06%      9.09%      8.57%        9.19%
  Other interest sensitive assets ...    $ 21.3         --         --         --         --         --     $   21.3     $   21.4
 Average interest rate ..............      6.57%        --         --         --         --         --         6.57%          --
                                         ------     ------     ------     ------     ------     ------     --------     --------
Total interest sensitive assets .....    $343.2     $191.6     $177.6     $138.1     $ 97.4     $327.0     $1,274.8     $1,281.8
                                         ======     ======     ======     ======     ======     ======     ========     ========

Interest sensitive liabilities:
Savings & money market
  deposit accounts ..................    $107.2     $ 35.7     $ 27.0     $ 20.4     $ 15.4     $ 48.3     $  254.0     $  254.0
 Average interest rate ..............      3.31%      3.31%      3.31%      3.31%      3.31%      3.31%        3.31%
Certificates of deposit .............    $316.0     $166.3     $ 21.7     $ 14.0     $  9.6       --       $  527.6     $  530.5
 Average interest rate ..............      5.73%      6.12%      6.10%      6.38%      6.14%                   --           5.89%
NOW accounts ........................    $ 16.8     $ 13.5     $ 10.9     $  8.8     $  7.0     $ 28.9     $   85.9     $   85.9
 Average interest rate ..............      1.02%      1.02%      1.02%      1.02%      1.02%      1.02%        1.02%
Total borrowed funds ................    $153.7     $ 39.3     $ 20.0     $  8.2     $ 25.0     $ 12.5     $  258.7     $  258.6
 Average interest rate ..............      5.70%      6.11%      6.07%      5.97%      5.81%      5.84%        5.85%
                                         ------     ------     ------     ------     ------     ------     --------     --------
Total interest sensitive
  liabilities .......................    $593.7     $254.8     $ 79.6     $ 51.4     $ 57.0     $ 89.7     $1,126.2     $1,129.0
                                         ======     ======     ======     ======     ======     ======     ========     ========

     Market risk sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments. Expected maturities are contractual maturities adjusted for prepayments of principal. The Company uses certain assumptions to estimate fair values and expected maturities. For interest sensitive assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal using the same ratios used for the gap analysis presented above. Retail loans include residential and consumer loans while corporate loans are comprised of commercial real estate, commercial, construction and land loans. For interest sensitive liabilities, the same decay rates and contractual maturities used for the gap analysis are used for the market risk analysis. The only difference between the two analyses on the interest sensitive liabilities are the callable features on the FHLB advances. The gap analysis reflects the call dates while the market risk analysis uses the advances contractual maturity dates.

     The following table reflects the scheduled maturities of selected loans at December 31, 1997:

                                                                  ONE           OVER
                                                 LESS THAN      THROUGH         FIVE
                                                 ONE YEAR      FIVE YEARS       YEARS         TOTAL
                                                 --------      ----------       -----         -----
                                                                    (IN THOUSANDS)

Construction and land loans..................    $10,954        $16,605        $3,940        $31,499
Commercial loans.............................      6,393         12,258         2,349         21,000
                                                 -------        -------        ------        -------
                                                 $17,347        $28,863        $6,289        $52,499
                                                 =======        =======        ======        =======

     Of the loans maturing after one year, $4.5 million, or 12.8%, have fixed rates and $30.7 million, or 87.2%, have floating or variable rates.

LIQUIDITY

     The Company's primary source of funds is dividends from its bank subsidiaries. Dividends from the Bank to the Company totalled $7.0 million in 1997, $4.5 million in 1996 and $1.5 million in 1995. ABNH will be severely limited in its ability to pay dividends during its initial years of operation. ABNH was capitalized with an initial contribution of $4.0 million in 1995 and additional contributions of $3.0 million in 1997 and $1.0 million in 1996.

     The Company made payments of dividends to stockholders in the amount of $3.5 million, $2.6 million and $1.9 million, respectively, for the years ended December 31, 1997, 1996 and 1995.

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

     At December 31, 1997, the Company had home equity, reserve credit and commercial unused lines of credit totalling $90.1 million. Outstanding commitments to originate loans totalled $37.0 million. Unadvanced portions of construction and land loans amounted to $21.3 million. Standby letters of credit were $2.4 million. Loans sold with recourse totalled $2.8 million. Management believes that its sources of liquidity are sufficient to meet these commitments if and as called upon.

     See Notes 10, 11, 13, 17 and 18 to the "Consolidated Financial Statements" for further information.

     Cash flows provided by operating activities decreased by $4.6 million to $14.0 at December 31, 1997, and increased by $552,000 to $18.6 million at December 31, 1996. The change in 1997 was primarily due to a reduced provision for loan losses and an increase in assets held for sale. The change in 1996 was attributable to increased net income offset by a decrease in assets held for sale. Cash flows used by investing activities increased by $46.8 million to $128.6 million during 1997 and increased $33.3 million during 1996 to $81.7 million. The increase in 1997 was attributable to a reduction in sales of investments available for sale combined with a $38.8 million increase in whole loans purchased during the year. The increase in 1996 was primarily due to purchases of investments available for sale. Cash flows provided by financing activities increased by $23.2 million to $104.2 million during 1997 mainly attributable to an increase in total deposits. The increase of $45.7 million during 1996 was also primarily due to a significant increase in total deposits.

CAPITAL RESOURCES

     At December 31, 1997, the Company reported total capital of $107.1 million, or 8.1% of total assets as compared to $95.8 million, or 8.0% at December 31, 1996. The Company and the Banks continue to maintain capital ratios in excess of all applicable regulatory minimums.

     The capital position of banks and bank holding companies are regulated by various Federal and state agencies. The following table presents regulatory capital ratios under current regulatory and risk-based capital requirements as of December 31, 1997:

                                  RISK BASED CAPITAL RATIO
                                  ------------------------
                                           LEVERAGE RATIO    TIER 1    TOTAL
                                           --------------    ------    -----

     Andover Bancorp, Inc....................  8.2%          13.8%     15.0%
     Andover Bank............................  7.7           13.1      14.4
     Andover Bank NH.......................... 8.7           15.3      16.1

     Current minimum regulatory requirements as of December 31, 1997 were 4.0% for the leverage ratio and 4.0% and 8.0%, respectively for the Tier 1 and total risk based capital ratios. Under the FDIC's prompt corrective action regulations promulgated pursuant to the FDIC Improvement Act of 1991, the Banks have sufficient capital to be considered "well capitalized". Therefore, the Banks are entitled to pay the lowest deposit premium possible.

     See Item 1, "Business -- Supervision and Regulation" and Note 13 to the "Consolidated Financial Statements" for further information.

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

IMPACT OF THE YEAR 2000 ISSUE

     Included in other noninterest expenses in 1997 are charges incurred in connection with the modification or replacement of software and hardware in order for the Company's computer systems to properly recognize dates beyond December 31, 1999. The Company has completed its assessment of Year 2000 issues, developed a plan, and arranged for the required resources to complete the necessary remediation efforts.

     The Company will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company plans to complete the Year 2000 project within one year, or not later than December 31, 1998. The total remaining cost of the Year 2000 project is estimated at $275,000 to $400,000. Through December 31, 1997, the Company has incurred and expensed approximately $50,000 related to the assessment of, and preliminary efforts in connection with, its Year 2000 project and the development of a remediation plan.

     The Company will incur costs through the year 2000; however, it does not anticipate that material incremental costs will be incurred in any single period. Additionally, a significant portion of costs pertaining to the Year 2000 project are not expected to be incremental to the Company, but rather represent a reprioritization of existing internal systems technology resources.

     Since the Company outsources all of its major data processing systems, it has initiated formal communications with all of its significant vendors to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely remediated. Therefore, the Company could possibly be negatively impacted to the extent other entities not affiliated with the Company are unsuccessful in properly addressing this issue.

     The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

RECENT ACCOUNTING DEVELOPMENTS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 129, "Disclosures of Information about Capital Structure", which is effective for 1997 financial statements. The Company's disclosures currently comply with the provisions of this statement.

     In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting and displaying comprehensive income, which is defined as all changes to equity except investments by, and distributions to, shareholders. Net income is a component of comprehensive income, with all other components referred to in the aggregate as other comprehensive income. Also in June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for reporting information about operating segments. An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and evaluate performance. SFAS 131 requires a company to disclose certain income statement and balance sheet information by operating segment, as well as provide a reconciliation of operating segment information to the company's consolidated balances. SFAS 130 and SFAS 131 are effective for 1998 annual financial statements and are not expected to have a material impact on the consolidated financial statements.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                          ----

Independent Auditors' Report..........................................................     36

Consolidated Balance Sheets as of December 31, 1997 and 1996..........................     37

Consolidated Statements of Operations for each of the years ended
   December 31, 1997, 1996 and 1995...................................................     38

Consolidated Statements of Changes in Stockholders' Equity for each of the
   years ended December 31, 1997, 1996 and 1995.......................................     39

Consolidated Statements of Cash Flows for each of the years ended
   December 31, 1997, 1996 and 1995...................................................  40-41

Notes to Consolidated Financial Statements............................................  42-67

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
ANDOVER BANCORP, INC.:

     We have audited the accompanying consolidated balance sheets of Andover Bancorp, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Andover Bancorp, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Boston, Massachusetts


January 22, 1998

                    ANDOVER BANCORP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          December 31, 1997 and 1996

                                                                                         1997             1996
                                                                                         ----             ----
                                                                                             (IN THOUSANDS)

ASSETS
Cash and due from banks (note 18) ...............................................    $    21,586     $    20,489
Short-term investments (note 3) .................................................         14,150          25,600
                                                                                     -----------     -----------
 Cash and cash equivalents ......................................................         35,736          46,089
                                                                                     -----------     -----------
Assets held for sale, at lower of cost or market (note 2) .......................          5,537           2,220
Investments available for sale (amortized cost of $137,175 in 1997
 and $113,623 in 1996) (notes 3, 10 and 11) .....................................        139,054         114,125
Investments held to maturity (market value $130,947 in 1997 and
 $137,007 in 1996) (notes 3, 10 and 11) .........................................        129,363         136,926
Loans (notes 4 and 11) ..........................................................        978,823         870,035
Allowance for loan losses (note 4) ..............................................        (12,521)        (12,229)
                                                                                     -----------     -----------
   Net loans ....................................................................        966,302         857,806
                                                                                     -----------     -----------
Mortgage servicing assets, net (note 5) .........................................          9,500           8,006
Other real estate owned, net (note 6) ...........................................            406           1,683
Premises and equipment, net (note 7) ............................................          9,593          10,194
Accrued interest receivable .....................................................          7,567           7,164
Stock in FHLB of Boston, at cost (notes 8 and 11) ...............................         15,747          15,747
Net deferred income taxes receivable (note 12) ..................................          1,832           1,374
Other assets ....................................................................          2,108           3,479
                                                                                     -----------     -----------
         Total assets ...........................................................    $ 1,322,745     $ 1,204,813
                                                                                     ===========     ===========




LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Deposits (note 9)............................................................     $   946,982     $   824,311
   Securities sold under agreements to repurchase (note 10) .....................         10,171           2,833
   Federal Home Loan Bank advances (note 11) ....................................        248,561         271,585
   Mortgagors' escrow accounts ..................................................          2,478           2,294
   Income taxes payable (note 12) ...............................................          2,250           2,570
   Accrued expenses and other liabilities .......................................          5,224           5,374
                                                                                     -----------     -----------
        Total liabilities .......................................................      1,215,666       1,108,967
                                                                                     -----------     -----------
Commitments and contingencies (notes 7 and 18)
Stockholders' equity (notes 13 and 15):
   Serial preferred stock, $0.10 par value per share;
    3,000,000 shares authorized, none issued ....................................             --              --
   Common stock, $0.10 par value per share; 15,000,000 shares authorized;
    5,168,114 and 5,154,792 shares issued in 1997 and 1996, respectively ........            517             515
   Additional paid-in capital ...................................................         59,619          59,222
   Retained earnings ............................................................         45,814          36,109
   Treasury stock, at cost (20,862 shares in 1996) ..............................             --            (301)
   Unrealized gains on investments available for sale, net (notes 3 and 12) .....          1,129             301
                                                                                     -----------     -----------
        Total stockholders' equity ..............................................        107,079          95,846
                                                                                     -----------     -----------
        Total liabilities and stockholders' equity ..............................    $ 1,322,745     $ 1,204,813
                                                                                     ===========     ===========

The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years Ended December 31, 1997, 1996 and 1995

                                                                1997         1996         1995
                                                                ----         ----         ----
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Interest and dividend income:
  Loans .................................................    $ 70,861     $ 64,569     $ 53,876
  Mortgage-backed securities ............................      12,362       13,304       15,375
  Investment securities .................................       5,753        4,436        6,039
  Dividends on equity securities (note 8) ...............       1,030          944          970
  Short-term investments ................................         746          570          626
                                                             --------     --------     --------
    Total interest and dividend income ..................      90,752       83,823       76,886
                                                             --------     --------     --------
Interest expense:
   Deposits (note 9) ....................................      38,251       31,692       29,246
   Federal Home Loan Bank advances ......................      13,315       16,054       14,409
   Securities sold under agreements to repurchase .......         481          783          897
                                                             --------     --------     --------
    Total interest expense ..............................      52,047       48,529       44,552
                                                             --------     --------     --------
    Net interest and dividend income ....................      38,705       35,294       32,334
Provision for loan losses (note 4) ......................         983        2,555        1,295
                                                             --------     --------     --------
    Net interest and dividend income after provision
      for loan losses ...................................      37,722       32,739       31,039
                                                             --------     --------     --------
Non-interest income:
 Net gains from sales of assets
  held for sale (note 2) ................................         264          421           55
 Net gains (losses) from sales and redemptions
  of investments available for sale (note 3) ............         158         (686)         269
 Mortgage banking income, net (note 5) ..................       2,015        2,095        1,769
 Losses on real estate operations, net (note 6) .........        (971)      (1,542)      (2,003)
 Other income (note 14) .................................       3,292        2,709        3,101
                                                             --------     --------     --------
  Total non-interest income .............................       4,758        2,997        3,191
                                                             --------     --------     --------
Non-interest expense:
 Salaries and employee benefits (note 15) ...............      11,886       10,346        9,623
 Office occupancy and equipment (note 7) ................       2,885        2,756        2,338
 Data processing ........................................       1,933        1,666        1,445
 Marketing ..............................................         988          976          847
 Professional fees ......................................         862        1,328          681
 Mortgage banking expense ...............................         430          406          311
 Deposit insurance premiums .............................         124           15          892
 Merger expense (recovery) (note 19) ....................          --         (225)       1,000
 Other operating expense ................................       2,878        2,552        2,121
                                                             --------     --------     --------
  Total non-interest expense ............................      21,986       19,820       19,258
                                                             --------     --------     --------
  Income before income tax expense and extraordinary item      20,494       15,916       14,972
Income tax expense (note 12) ............................       7,288        3,264        5,634
                                                             --------     --------     --------
  Income before extraordinary item ......................      13,206       12,652        9,338
Extraordinary item, net of tax (notes 11 and 12) ........          --         (173)          --
                                                             --------     --------     --------
  Net income ............................................    $ 13,206     $ 12,479     $  9,338
                                                             ========     ========     ========

Average number of common shares outstanding, basic ......       5,148        5,105        5,063
Average number of common shares outstanding, diluted ....       5,303        5,203        5,133
Earnings per common share (basic):
 Income per share before extraordinary item .............    $   2.57     $   2.47     $   1.84
 Extraordinary item per share, net of tax ...............          --        (0.03)          --
                                                             --------     --------     --------
 Net income per share ...................................    $   2.57     $   2.44     $   1.84
                                                             ========     ========     ========
Earnings per common share (diluted):
 Income per share before extraordinary item .............    $   2.49     $   2.43     $   1.82
 Extraordinary item per share, net of tax ...............          --        (0.03)          --
                                                             --------     --------     --------
 Net income per share ...................................    $   2.49     $   2.40     $   1.82
                                                             ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 1997, 1996 and 1995

                                                                                             UNREALIZED
                                                                                             GAINS
                                                                                             (LOSSES) ON    TOTAL
                                                   ADDITIONAL                                INVESTMENTS    STOCK-
                                        COMMON      PAID-IN       RETAINED      TREASURY     AVAILABLE      HOLDERS'
                                        STOCK       CAPITAL       EARNINGS       STOCK       FOR SALE (1)   EQUITY
                                      ---------    ---------     ---------     ---------     ---------     ---------
                                                                      (IN THOUSANDS)

Balance at December 31, 1994 .....    $     513    $  71,172     $  18,701     $ (13,247)    $  (4,617)    $  72,522

 Net income ......................           --           --         9,338            --            --         9,338
 Dividends declared and paid
  ($0.37 per share) ..............           --           --        (1,856)           --            --        (1,856)
 Stock options exercised (note 15)            2          343            --            --            --           345
 Change in unrealized gains
  (losses) on investments
   available for sale (note 3) ...           --           --            --            --         4,816         4,816
                                      ---------    ---------     ---------     ---------     ---------     ---------
Balance at December 31, 1995 .....          515       71,515        26,183       (13,247)          199        85,165

 Net income ......................           --           --        12,479            --            --        12,479
 Dividends declared and paid
  ($0.50 per share) ..............           --           --        (2,553)           --            --        (2,553)
 Stock options exercised (note 15)           --           41            --           612            --           653
 Stock dividend ..................           --      (12,334)           --        12,334            --            --
 Change in unrealized gains
  (losses) on investments
  available for sale (note 3) ....           --           --            --            --           102           102
                                      ---------    ---------     ---------     ---------     ---------     ---------
Balance at December 31, 1996 .....          515       59,222        36,109          (301)          301        95,846

 Net income ......................           --           --        13,206            --            --        13,206
 Dividends declared and paid
  ($0.68 per share) ..............           --           --        (3,501)           --            --        (3,501)
 Stock options exercised (note 15)            2          397            --           301            --           700
 Change in unrealized gains
  (losses) on investments
  available for sale (note 3) ....           --           --            --            --           828           828
                                      ---------    ---------     ---------     ---------     ---------     ---------
Balance at December 31, 1997 .....    $     517    $  59,619     $  45,814     $      --     $   1,129     $ 107,079
                                      =========    =========     =========     =========     =========     =========



------------------
(1) Net of related tax effect.



The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996 and 1995

                                                                      1997          1996           1995
                                                                   ---------     ---------      ---------
                                                                              (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ..................................................    $  13,206     $  12,479     $   9,338
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Provision for loan losses ...................................          983         2,555         1,295
  Net losses on sales and provisions
   for other real estate owned ................................          240           392           168
  Net (gains) losses from sales and redemptions of
   investments available for sale .............................         (158)          686          (269)
  Net gains from sales of assets held for sale ................         (264)         (421)          (55)
  Depreciation and amortization ...............................        1,397         1,396         1,155
  Amortization of fees, discounts and premiums, net ...........          405           412           557
  Deferred income taxes .......................................       (1,008)         (618)        3,401
  (Increase) decrease in:
   Assets held for sale .......................................       (3,053)        1,232        (2,600)
   Accrued interest receivable ................................         (403)           --          (217)
   Mortgage servicing assets ..................................        1,592           741           698
   Other assets ...............................................        1,371          (664)        1,810
  Increase (decrease) in:
   Mortgagors' escrow accounts ................................          184        (1,232)        1,283
   Accrued income taxes payable ...............................         (320)        1,181           909
   Accrued expenses and other liabilities .....................         (150)          438           552
                                                                   ---------     ---------     ---------
    Net cash provided by operating activities .................       14,022        18,577        18,025
                                                                   ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment and mortgage-backed securities available for sale:
   Purchases ..................................................      (50,979)     (100,311)           --
   Proceeds from sales ........................................       14,658        86,641        54,985
   Proceeds from maturities and redemptions ...................        3,000         6,023         8,923
   Principal repayments .......................................        9,889         8,174         8,608
  Investment and mortgage-backed securities held to maturity:
   Purchases ..................................................      (18,571)       (2,991)      (20,858)
   Proceeds from maturities and redemptions ...................        2,500         6,000         5,528
   Principal repayments .......................................       23,449        27,008        20,603
  Net change FHLB stock .......................................           --        (2,576)         (803)
  Purchases of whole loans ....................................      (71,297)      (32,474)      (59,878)
  Purchases of mortgage servicing assets ......................       (3,086)       (2,138)       (3,555)
  Net increase in loans .......................................      (40,454)      (76,855)      (68,835)
  Capital expenditures on premises and equipment, net .........         (796)       (2,053)         (878)
  Proceeds from sales of other real estate owned ..............        3,182         3,958         7,972
  Capital expenditures on other real estate owned .............          (54)         (128)         (260)
                                                                   ---------     ---------     ---------
   Net cash used by investing activities ......................     (128,559)      (81,722)      (48,448)
                                                                   ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits ....................................      122,671        81,106        15,347
  Net increase (decrease) in securities sold
   under agreements to repurchase .............................        7,338        (6,379)        5,212
  Proceeds from issuance of FHLB advances .....................      293,514       450,469       322,450
  Principal repayments of FHLB advances .......................     (316,538)     (442,298)     (306,221)
  Dividends paid ..............................................       (3,501)       (2,553)       (1,856)
  Stock options exercised .....................................          700           653           345
                                                                   ---------     ---------     ---------
   Net cash provided by financing activities ..................      104,184        80,998        35,277
                                                                   ---------     ---------     ---------
Net increase (decrease) in cash and cash equivalents ..........      (10,353)       17,853         4,854
Cash and cash equivalents, beginning of year ..................       46,089        28,236        23,382
                                                                   ---------     ---------     ---------
Cash and cash equivalents, end of year ........................    $  35,736     $  46,089     $  28,236
                                                                   =========     =========     =========

Statement continued on next page.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                  Years ended December 31, 1997, 1996 and 1995

                                                                      1997       1996       1995
                                                                      ----       ----       ----
                                                                          (IN THOUSANDS)

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
    Interest ...................................................    $52,129    $48,787    $44,314
    Income taxes ...............................................      7,866      3,355      1,809
 Cash received during the year for:
    Income taxes ...............................................         --        585        499
Supplemental noncash investing and financing activities:
 Conversion of real estate loans to mortgage-backed
  securities held for sale or investments available for sale ...     24,068     43,995     20,314
 Transfer of loans to other real estate owned ..................      2,091      1,747      3,242
 Transfer of investment securities held to
  maturity to investments available for sale ...................         --         --     38,684
 Transfer of mortgage-backed securities held to
  maturity to investments available for sale ...................         --         --     12,507


The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Andover Bancorp, Inc. (the "Company") is a Delaware corporation and the holding company of Andover Bank and Andover Bank NH (collectively the "Banks"). Andover Bank (the "Bank") is a state-chartered savings bank with its headquarters located in Andover, Massachusetts. Andover Bank NH ("ABNH") is a guaranty savings bank chartered in September 1995, and headquartered in Salem, New Hampshire. The Company provides a variety of loan and deposit services to its customers through 13 locations. The Company is supervised by the Board of Governors of the Federal Reserve System ("FRB") and it is also subject to the jurisdiction of the Massachusetts Board of Bank Incorporation, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of Banks (the "Commissioner"). The Bank's deposits are insured by the FDIC and the Depositors Insurance Fund, Inc. ("DIF"). ABNH is subject to regulation and supervision of the FDIC and the New Hampshire Commissioner of Banks. ABNH's deposits are insured by the FDIC.

     The accounting and reporting policies of Andover Bancorp, Inc. and subsidiaries conform with generally accepted accounting principles and general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to change relate to the allowance for loan loss, valuation of mortgage servicing assets and other real estate owned as well as the valuation of deferred tax assets. The following is a summary of the more significant accounting policies.

 Principles of Consolidation

     The consolidated financial statements include the accounts of Andover Bancorp, Inc. and its subsidiaries, including its principal subsidiaries Andover Bank and Andover Bank NH. All intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation for comparative purposes. Such reclassifications had no effect on net income.

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

     The gains and losses resulting from the sales of loans with servicing retained are adjusted to recognize the present value of differences between the loan yield to the investor and the interest rate on the loan, plus the normal servicing fee (and any required guaranty fee) over the estimated lives of the related loans. The resulting excess mortgage servicing fee ("excess") was capitalized for loan sales prior to January 1, 1996.

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). SFAS 122 was superseded, for transactions recorded after December 31, 1996, by Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). Both SFAS 122 and SFAS 125 require that a mortgage banking enterprise recognize a servicing asset or liability and other retained interests as an allocation of the carrying amount of the assets sold between the asset sold and the servicing obligation and other retained interests based on the relative fair value of the assets sold to the interests retained. SFAS 125 also required that mortgage servicing rights be evaluated for impairment based on the asset's fair value. As a result of adopting SFAS 122 and SFAS 125, gains on sales of loans and recognition of originated mortgage servicing rights totalled $447,000 and $423,000 for the years ended December 31, 1997 and 1996, respectively.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

     Mortgage loan servicing rights purchased or originated are amortized against mortgage banking income using a method which approximates the level yield method in proportion to, and over the period of, estimated net servicing income. Prepayment experience on each mortgage servicing asset is reviewed periodically and, when actual prepayments exceed estimated prepayments, the balance of the mortgage servicing asset is adjusted by a charge to the valuation allowance. On a regular basis, the mortgage servicing assets are assessed for impairment based on the fair value of such rights. The fair value is estimated using market prices when available or, alternatively, using a valuation model that calculates the present value of future servicing asset cash flows using discount rates and prepayment assumptions that management believes market participants would use. Any impairment in the fair value of those mortgage servicing assets is recognized by a charge to the valuation allowance. The risk characteristics of the underlying loans used to measure impairment of originated and purchased mortgage loan servicing rights include the loan type, interest rate, loan origination date, term to maturity and geographic location.

 Investments

     Investments include short-term, available for sale, held to maturity and trading. Debt securities are classified as held to maturity only when there is positive intent and ability to hold them to maturity. Such securities are recorded at amortized cost, adjusted for amortization of premiums and accretion of discounts and adjusted as necessary for estimated prepayments. Trading securities are debt and equity securities held principally for the purpose of selling in the near term. Such securities are recorded at fair value, with unrealized gains and losses recorded in earnings. Investments available for sale are any debt and equity securities not classified as either held to maturity or trading securities. Such investments are recorded at fair value with changes in fair value recorded as a separate component of stockholders' equity, net of the related income tax effect. Originated mortgage loans converted to mortgage-backed securities to be sold are classified as trading. Gains and losses on sales of investment and mortgage-backed securities are recognized using the specific identification method. Premiums and discounts on investment and mortgage-backed securities are amortized or accreted into income by use of the level-yield method. The yields on mortgage-backed securities are affected by prepayments and changes in interest rates. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the security is written down to fair value. The amount of the writedown is included as a charge against gain on sale of securities. Short-term investments with original maturities of 90 days or less are carried at cost, which approximates market value.

 Loans

     Accrual of interest income on loans and amortization of net deferred loan fees are discontinued when loan payments are 90 days or more past due or earlier when concern exists as to the ultimate collection of principal or interest. When loans are placed on nonaccrual status, the interest receivable on the loan is reversed against interest income of the current period. Non-performing loans are generally not returned to performing status until the obligation is brought current, the loan becomes well-secured and in the process of collection and, in either case, when concern no longer exists as to the collectibility of principal or interest. Interest received on nonaccruing loans is either applied against principal or reported as income according to management's judgment as to the collectibility of principal. Income received on impaired loans is recognized in income similar to nonaccrual loans.

     Loan origination fees and related direct incremental loan origination costs are deferred and amortized over the life of the related loans as yield adjustments using the level yield method. When loans are sold or paid off, the unamortized fees and costs are recognized to income. Purchased loan discounts and premiums are amortized or accreted into income over the weighted average repricing term of the underlying loans.

     Impaired loans are commercial, commercial real estate, and individually significant mortgage and consumer loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans", although the two categories overlap. Nonaccrual loans include impaired loans and are those on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days. The Company may choose to place a loan on nonaccrual status due to payment delinquency, while not classifying the loan as impaired due to insignificant payment delays

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

and insignificant shortfalls in payment amounts. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateral dependent loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Restructured, accruing loans entered into prior to 1995 are not required to be reported as impaired unless such loans are not performing according to their restructured terms. Loan restructurings at below current market rates entered into after 1994 are reported as impaired loans, and impairment is measured as described above using the loan's pre-modification rate of interest.

 Allowance for Loan Losses

     The Banks maintain an allowance for probable losses that are inherent in their loan portfolios. The allowance is increased by provisions charged to operating expense and by recoveries of previously charged-off loans. The allowance is decreased as loans are charged-off.

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

 Income Taxes

     Income taxes are accounted for using the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The valuation allowance related to deferred tax assets is recognized when, in management's judgment, it is more likely than not that all, or a portion of, such deferred tax assets will not be realized.

 Employee Benefits

     The Company accounts for pension and postretirement benefits on the net periodic cost method for financial reporting purposes. This method recognizes the compensation cost of an employee's benefit over that employee's approximate service period.

     The Company continues to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). For companies that elect to continue using APB 25, SFAS 123 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based compensation that is encouraged by SFAS 123. See footnote 15 for the expanded disclosures required by SFAS 123 regarding pro forma net income and earnings per share.

 Earnings Per Share

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaces the existing accounting rules for computing earnings per share and makes the new rules comparable to international standards. Basic earnings per share excludes common stock equivalents and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share gives effect to all potential dilutive common shares using the average market price of the Company's common stock for the period plus the weighted average number of common shares outstanding for the equivalent period of time. All prior period earnings per share have been restated to comply with SFAS 128. Additionally, the per share data has been restated for the periods prior to December 31, 1996 to reflect a 20% stock dividend distribution.

     A reconciliation of the common shares outstanding for the three years ended December 31, follows:

                                                                         1997         1996       1995
                                                                         ----         ----       ----
                                                                                (IN THOUSANDS)

     Average number of common shares outstanding, basic..............    5,148       5,105      5,063
     Dilutive impact of stock options................................      155          98         70
                                                                         -----       -----      -----
     Average number of common shares outstanding, diluted............    5,303       5,203      5,133

     The numerator in the earnings per common share calculation is net income, as reported, for both the basic and dilutive calculations.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

(2) ASSETS HELD FOR SALE
    The composition of assets held for sale at December 31 follows:

                                                  1997                             1996
                                           ---------------------        ---------------------
                                           AMORTIZED       FAIR         AMORTIZED       FAIR
                                             COST          VALUE          COST          VALUE
                                           ---------       -----        ---------       -----
                                                             (IN THOUSANDS)

     Loans..................................$5,537         $5,624        $2,220         $2,220
                                            ======         ======        ======         ======


     Proceeds from sales, realized and unrealized gains and losses on assets held for sale for the years ended December 31, follow:

                                              1997           1996          1995
                                              ----           ----          ----
                                                             (IN THOUSANDS)

     Proceeds from sales....................$27,732        $39,839       $21,552
     Realized gains on sales................    498            829           329
     Realized losses on sales...............    260            382           274

     Proceeds from sales of investment trading accounts totalled $9,990,000 for the year ended December 31, 1995. Realized losses on such sales were $10,000 in 1995.

(3) INVESTMENTS

     The amortized cost and approximate fair value of the investment portfolio at December 31 follow:

                                                                 1997
                                            ------------------------------------------------
                                                           GROSS         GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                               COST        GAINS        LOSSES       VALUE
                                             ---------   ---------    ---------    ---------
                                                             (IN THOUSANDS)
SHORT-TERM INVESTMENTS:

Federal funds sold .......................   $  14,150   $      --    $      --    $  14,150
                                             =========   =========    =========    =========

INVESTMENTS AVAILABLE FOR SALE:
U. S. government and federal
 agency obligations ......................   $  54,869   $     912    $      (4)   $  55,777
Other bonds and obligations ..............      14,405         168           --       14,573
FHLMC participation certificates .........      36,329         476           --       36,805
FNMA pass-through certificates ...........       4,012          94           --        4,106
GNMA mortgage-backed securities ..........      27,560         236           (3)      27,793
                                                         ---------    ---------    ---------
                                             $ 137,175   $   1,886    $      (7)   $ 139,054
                                                         =========    =========    =========
INVESTMENTS HELD TO MATURITY:
U. S. government and federal
 agency obligations ......................   $  10,001   $      46    $      --    $  10,047
 ......................
Other bonds and obligations ..............       7,106          86           (2)       7,190
FHLMC participation certificates .........      49,217         837          (37)      50,017

FNMA pass-through certificates ...........      48,835         724         (213)      49,346
GNMA mortgage-backed securities ..........       3,383          81           --        3,464
Collateralized mortgage obligations ......      10,021          75           --       10,096
Other asset-backed securities ............         800          --          (13)         787
                                                         ---------    ---------    ---------
                                             $ 129,363   $   1,849    $    (265)   $ 130,947
                                             =========   =========    =========    =========

 Total investments........................   $ 280,688   $   3,735   $    (272)   $ 284,151
                                             =========   =========    =========    =========

                                                                 1996
                                              ------------------------------------------------
                                                            GROSS        GROSS
                                               AMORTIZED  UNREALIZED   UNREALIZED      FAIR
                                                 COST       GAINS        LOSSES        VALUE
                                              ---------   ---------    ---------    ---------
                                                               (IN THOUSANDS)
SHORT-TERM INVESTMENTS:

Federal funds sold .......................    $  25,600   $      --    $      --    $  25,600
                                              =========   =========    =========    =========

INVESTMENTS AVAILABLE FOR SALE:
U. S. government and federal
 agency obligations ......................    $  41,304   $     475    $     (39)   $  41,740
Other bonds and obligations ..............       14,955          70          (32)      14,993
FHLMC participation certificates .........       25,175          36         (108)      25,103
FNMA pass-through certificates ...........        4,712          51           --        4,763
GNMA mortgage-backed securities ..........       27,477         202         (153)      27,526
                                              ---------   ---------    ---------    ---------
                                              $ 113,623   $     834    $    (332)   $ 114,125
                                              =========   =========    =========    =========
INVESTMENTS HELD TO MATURITY:
U. S. government and federal
 agency obligations ......................    $   1,448   $      --    $     (16)   $   1,432
 ......................
Other bonds and obligations ..............        9,686          79          (33)       9,732
FHLMC participation certificates .........       63,639         640         (360)      63,919

FNMA pass-through certificates ...........       57,192         394         (647)      56,939
GNMA mortgage-backed securities ..........        3,899          50           --        3,949
Collateralized mortgage obligations ......           --          --           --           --
Other asset-backed securities ............        1,062          --          (26)       1,036
                                              ---------   ---------    ---------    ---------
                                              $ 136,926   $   1,163    $  (1,082)   $ 137,007
                                              =========   =========    =========    =========

 Total investments........................    $ 276,149   $   1,997    $  (1,414)   $ 276,732
                                              =========   =========    =========    =========

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

     Proceeds from sales, realized gains and losses on investments available for sale for the years ended December 31, follow:

                                                               1997         1996        1995
                                                               ----         ----        ----
                                                                      (IN THOUSANDS)

     Proceeds from sales.....................................$14,658      $86,641      $54,985
     Realized gains on sales and redemptions................     199          236          510
     Realized losses on sales and redemptions...............      41          922          241

     There were no sales of investments held to maturity in 1997, 1996 and 1995.

     The amortized cost and fair value of mortgage-backed and asset-backed securities available for sale and held to maturity at December 31 follow:

                                            1997                                             1996
                        ---------------------------------------------   --------------------------------------------
                          AVAILABLE FOR SALE       HELD TO MATURITY       AVAILABLE FOR SALE       HELD TO MATURITY
                        ---------------------   ---------------------   ---------------------   --------------------
                        AMORTIZED     FAIR      AMORTIZED     FAIR      AMORTIZED    FAIR       AMORTIZED     FAIR
                          COST        VALUE       COST       VALUE        COST       VALUE        COST        VALUE
                        --------    --------    --------    --------    --------    --------    --------    --------
                                                               (IN THOUSANDS)

Originated .........    $    881    $    925    $ 33,157    $ 33,867    $    892    $    920    $ 38,052    $ 38,101
Purchased ..........      67,020      67,779      79,099      79,843      56,472      56,472      87,740      87,742
                        --------    --------    --------    --------    --------    --------    --------    --------
                        $ 67,901    $ 68,704    $112,256    $113,710    $ 57,364    $ 57,392    $125,792    $125,843
                        ========    ========    ========    ========    ========    ========    ========    ========

     The amortized cost and fair value of adjustable rate investments available for sale and held to maturity by type at December 31 follow:

                                                            1997                                       1996
                                          -----------------------------------------  ------------------------------------------
                                           AVAILABLE FOR SALE     HELD TO MATURITY    AVAILABLE FOR SALE     HELD TO MATURITY
                                          -------------------   -------------------  -------------------   --------------------
                                          AMORTIZED    FAIR      AMORTIZED   FAIR     AMORTIZED    FAIR     AMORTIZED     FAIR
                                             COST      VALUE       COST      VALUE      COST       VALUE      COST       VALUE
                                           -------    -------    -------    -------    -------    -------    -------    -------
                                                                                (IN THOUSANDS)

FHLMC participation certificates ......    $   881    $   925    $    --    $    --    $   892    $   920    $    --    $    --
FNMA pass-through certificates ........      4,012      4,106      2,869      2,951         --         --      3,350      3,438
GNMA mortgage-backed securities .......     27,560     27,793         --         --     27,477     27,526         --         --
                                           -------    -------    -------    -------    -------    -------    -------    -------
                                           $32,453    $32,824    $ 2,869    $ 2,951    $28,369    $28,446    $ 3,350    $ 3,438
                                           =======    =======    =======    =======    =======    =======    =======    =======

     The carrying amounts of callable securities included in investments available for sale and investments held to maturity totalled $37,038,000 and $10,001,000 in 1997 and $30,779,000 and $1,448,000 in 1996.

     The maturity distribution of investments available for sale and held to maturity at December 31 follows:

                                                            1997                                          1996
                                        --------------------------------------------    --------------------------------------------
                                         AVAILABLE FOR SALE       HELD TO MATURITY       AVAILABLE FOR SALE      HELD TO MATURITY
                                        --------------------    --------------------    --------------------   ---------------------
                                        AMORTIZED    FAIR       AMORTIZED    FAIR       AMORTIZED    FAIR      AMORTIZED     FAIR
                                          COST       VALUE        COST       VALUE        COST       VALUE        COST       VALUE
                                        --------    --------    --------    --------    --------    --------    --------    --------
                                                                             (IN THOUSANDS)

Within 1 year.......................    $  6,622    $  6,673    $  8,160    $  8,241    $ 32,430    $ 32,428    $ 10,189    $ 10,175
1 to 5 years .......................      77,743      78,945      39,043      39,489      33,515      32,908      35,903      35,950
5 to 10 years ......................      21,168      21,429      44,739      45,334      13,637      13,618      48,091      48,136
                                                                                                                            ........
Over 10 years ......................      31,642      32,007      37,421      37,883      34,041      35,171      42,743      42,746
                                        --------    --------    --------    --------    --------    --------    --------    --------
                                        $137,175    $139,054    $129,363    $130,947    $113,623    $114,125    $136,926    $137,007
                                        ========    ========    ========    ========    ========    ========    ========    ========

-----------------------
Maturities of mortgage-backed securities are based on contractual maturities with scheduled amortization. Actual maturities will differ from contractual maturities due to prepayments.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

     Securities pledged at December 31 follow:

                                                                              SECURITIES SOLD
                                                                                 CUSTOMER              UNDER AGREEMENTS
                                                     GOVERNMENT DEPOSITS    REPURCHASE AGREEMENTS       TO REPURCHASE
                                                      ------------------     -------------------      ------------------
                                                      AMORTIZED    FAIR      AMORTIZED     FAIR       AMORTIZED    FAIR
                                                        COST       VALUE       COST        VALUE        COST       VALUE
                                                        ----       -----       ----        -----        ----       -----
                                                                                (IN THOUSANDS)
AT DECEMBER 31, 1997
Fixed rate bonds available for sale ..............    $  999      $1,024      $   --      $   --      $   --      $   --
GNMA mortgage-backed securities
  available for sale .............................        --          --       8,994       9,019          --          --
U.S. government obligations available for sale ...        --          --          --          --       5,035       5,119

AT DECEMBER 31, 1996
Fixed rate bonds available for sale ..............       998       1,003          --          --          --          --
U.S. government obligations available for sale ...        --          --       5,222       5,166          --          --


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

     The composition of loans, shown net of unadvanced funds, loan premiums or discounts and deferred loan origination fees and costs, at December 31 follows:

                                                  1997           1996
                                                ---------     ---------
                                                    (IN THOUSANDS)

Real estate loans:
  Residential ..............................    $ 715,503     $ 619,955
  Commercial ...............................      142,617       136,454
  Construction and land ....................       31,499        35,001
                                                ---------     ---------

     Total real estate loans ...............      889,619       791,410
                                                ---------     ---------

Consumer loans:

  Home improvement, second mortgage and home
     equity line of credit .................       58,605        49,670
  Personal .................................        3,161         3,467
  Guaranteed education .....................        3,086         3,755
  Collateral ...............................        3,352         2,332
                                                ---------     ---------

     Total consumer loans ..................       68,204        59,224
                                                ---------     ---------

Commercial loans ...........................       21,000        19,401
                                                ---------     ---------

     Total loans ...........................      978,823       870,035

Allowance for loan losses ..................      (12,521)      (12,229)
                                                ---------     ---------

     Net loans .............................    $ 966,302     $ 857,806
                                                =========     =========

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

     An analysis of the allowance for loan losses for the years ended December 31, follows:

                                                       1997         1996        1995
                                                       ----         ----        ----
                                                               (IN THOUSANDS)

     Balance at beginning of year...................  $12,229     $11,665     $12,343
     Provision......................................      983       2,555       1,295
     Charge-offs....................................   (1,804)     (3,283)     (2,767)
     Recoveries.....................................    1,113       1,292         794
                                                      -------     -------     -------
     Balance at end of year.........................  $12,521     $12,229     $11,665
                                                      =======     =======     =======

     The balance of loans on nonaccrual status because of delinquency or other problem characteristics amounted to $7,849,000 and $10,699,000 at December 31, 1997 and 1996, respectively.

     The reduction in interest income for the years ended December 31, associated with nonaccrual loans, follows:

                                                                         1997        1996        1995
                                                                         ----        ----        ----
                                                                               (IN THOUSANDS)

     Interest income in accordance with original loan terms...........  $1,191      $1,566      $1,596
     Interest income recognized.......................................    (130)       (315)       (118)
     Interest income applied as a reduction in loan balance...........    (359)       (342)       (438)
                                                                        ------      ------      ------
       Foregone interest income.......................................  $  702      $  909      $1,040
                                                                        ======      ======      ======

     The components of impaired loans at December 31 follow:

                                                                         1997        1996        1995
                                                                         ----        ----        ----
                                                                                (IN THOUSANDS)

     Total impaired loans............................................. $6,356     $ 9,122     $11,718
     Impaired loans with reserve......................................  2,476       2,686       4,876
     Impaired loan reserve............................................    280         516         804
     Impaired loans without reserve...................................  3,880       6,436       6,842
     Impaired loans average balance...................................  7,653      10,680      12,084
     Interest income recognized.......................................    199         242         170
     Interest income that would have
       been recognized under original terms...........................    738         919         820


     The impaired loan reserve represents an allocation from the existing allowance for loan losses. At December 31, 1997, the Company had $1,372,000 of restructured loans outstanding. The entire amount of restructured loans are performing and are included in the impaired loan totals.

     A summary of the activity with respect to loans made to directors and officers and their related interests whose total aggregate loan balances exceeded $60,000 during the years ended December 31, follows:

                                                                         1997          1996
                                                                         ----          ----
                                                                          (IN THOUSANDS)

     Balance at beginning of year..................................... $1,537         $1,710
     New loans granted................................................    396             37
     Retirement/reduction of directors and officers...................     --           (109)
     Repayment of principal...........................................   (230)          (101)
                                                                       ------         ------
     Balance at end of year........................................... $1,703         $1,537
                                                                       ======         ======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

                        December 31, 1997, 1996 and 1995

     The outstanding balances of loans to directors and principal officers included above totalled $496,000 and $208,000, respectively, at December 31, 1997 and 1996. Loans included above were made in the Bank's ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility.

(5)  MORTGAGE SERVICING ASSETS

     A summary of the components of the mortgage servicing assets, including the valuation allowance, for the years ended December 31, follows:

                                                                   MORTGAGE
                                                                   SERVICING    VALUATION
                                                       EXCESS       RIGHTS      ALLOWANCE      TOTAL
                                                       ------       ------      ---------      -----
                                                                        (IN THOUSANDS)

Balance as of December 31, 1994 .....................  $2,399       $ 1,353       $  --       $ 3,752
Purchased and capitalized ...........................     144         3,555          --         3,699
Amortization ........................................    (240)         (602)         --          (842)
                                                       ------       -------       -----       -------
Balance as of December 31, 1995 .....................   2,303         4,306          --         6,609

Purchased and capitalized ...........................     264         2,561          --         2,825
Amortization ........................................    (360)         (868)         --        (1,228)
Provision for valuation allowance ...................      --            --        (200)         (200)
                                                       ------       -------       -----       -------
Balance as of December 31, 1996 .....................   2,207         5,999        (200)        8,006

Purchased and capitalized ...........................      --         3,533          --         3,533
Amortization ........................................    (360)       (1,394)         --        (1,754)
Provision for valuation allowance ...................      --            --        (285)         (285)
Charge-offs .........................................      --           (85)         85            --
                                                       ------       -------       -----       -------
Balance as of December 31, 1997 .....................  $1,847       $ 8,053       $(400)      $ 9,500
                                                       ======       =======       =====       =======



     At December 31, 1997, 1996 and 1995 mortgage loans partially or wholly owned by others and serviced by the Company amounted to approximately $971,041,000, $877,683,000 and $780,356,000, respectively, and are not reflected in the accompanying consolidated financial statements because they are not assets of the Company. During 1997, 1996 and 1995, the Company purchased mortgage servicing rights to $228.8 million, $180.0 million and $303.6 million, respectively, in residential first mortgage loans. These purchased balances are included in the loans serviced for others reflected above. Gains resulting from the capitalization of originated and excess mortgage servicing rights are included in net gains on assets held for sale. Amortization of the mortgage servicing assets and the provisions for the valuation allowance are included as a reduction of mortgage banking income.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995


(6)  OTHER REAL ESTATE OWNED

     The composition of other real estate owned at December 31 follows:

                                                       1997          1996
                                                       ----          ----
                                                         (IN THOUSANDS)

Residential real estate.............................  $ 239        $  456
Commercial real estate..............................     66           544
Multi-family real estate............................    336           658
Construction and land...............................     --           201
                                                      -----        ------
                                                        641         1,859
Valuation allowance.................................   (235)         (176)
                                                      -----        ------
                                                      $ 406        $1,683
                                                      =====        ======

     An analysis of the valuation allowance for the years ended December 31, follows:


                                         1997        1996          1995
                                         ----        ----          ----
                                                (IN THOUSANDS)

Balance at beginning of year ........... $ 176       $ 413       $   715
Provision ..............................   350         554           750
Net charge-offs ........................  (291)       (791)       (1,052)

Balance at end of year ................. $ 235       $ 176       $   413
                                         =====       =====       =======


     Proceeds from the sale of other real estate owned totalled $3,182,000, $3,958,000 and $7,972,000 during 1997, 1996 and 1995 respectively.

The components of losses on real estate operations, net, for the years ended December 31, follow:

                                                  1997         1996           1995
                                                  ----         ----           ----
                                                           (IN THOUSANDS)

Net gains on sales .............................  $ 110       $   162       $   582
Rental income ..................................     26            44           123
Provisions for other real estate owned .........   (350)         (554)         (750)
Other operating expenses, net ..................   (465)         (787)       (1,314)
Foreclosure expenses ...........................   (292)         (407)         (644)
                                                  -----       -------       -------
                                                  $(971)      $(1,542)      $(2,003)
                                                  =====       =======       =======

(7) PREMISES AND EQUIPMENT

     The composition of premises and equipment at December 31 follows:

                                                          1997          1996
                                                          ----          ----
                                                            (IN THOUSANDS)

Land and buildings ...................................  $11,809       $11,560
Furniture, fixtures and equipment ....................    3,321         4,775
Leasehold improvements ...............................      192           173
Construction in progress .............................       41           163
                                                        -------       -------
                                                         15,363        16,671
Less: accumulated depreciation .......................   (5,770)       (6,477)
                                                        -------       -------
                                                        $ 9,593       $10,194
                                                        =======       =======

Rent expense was $126,000, $108,000 and $81,000 for the years ended
December 31, 1997, 1996 and 1995, respectively. Rental income on portions of the Company owned and occupied premises totalled $319,000, $244,000 and $354,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

     A summary of future minimum rental expense and income under non-cancellable operating leases at December 31, 1997 follows:

                                                    MINIMUM        MINIMUM
                                                     RENTAL         RENTAL
                                                    EXPENSE         INCOME
                                                    -------         ------
                                                        (IN THOUSANDS)

1998................................................  $195           $316
1999................................................   113            165
2000................................................   114            149
2001................................................    96             76
2002................................................    72              4
Thereafter..........................................   142             --



(8) STOCK IN FEDERAL HOME LOAN BANK OF BOSTON

     As a voluntary member of the Federal Home Loan Bank ("FHLB") of Boston, the Bank is required to invest in $100 par value stock of the FHLB of Boston in the amount of 1% of its outstanding home loans or 5% of its outstanding advances from the FHLB of Boston, whichever is higher. As and when such stock is redeemed, the Bank would receive from the FHLB of Boston an amount equal to the par value of the stock. At its discretion, the FHLB of Boston may declare dividends on this stock. Such dividends, which are included in dividend income on equity securities, amounted to $1,020,000, $934,000 and $877,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

(9) DEPOSITS

     The composition of deposits at December 31 follows:

                                                               1997                    1996
                                                       -------------------     -------------------
                                                                  WEIGHTED                WEIGHTED
                                                                   AVERAGE                 AVERAGE
                                                       AMOUNT        RATE       AMOUNT       RATE
                                                       ------        ----       ------       ----
                                                                 (DOLLARS IN THOUSANDS)
Non-interest bearing:
      Demand deposit accounts.......................  $ 79,501        .--%     $ 60,245       .--%
Interest bearing:
      NOW accounts..................................    85,917       1.02        75,297      1.01
      Regular savings accounts......................   149,607       3.61        96,690      2.87
      Money market deposit accounts.................   104,353       2.96       116,019      2.90
      Variable rate certificates....................     5,182       5.43         8,459      5.24
      Fixed rate certificates.......................   522,422       5.89       467,601      5.80
                                                      --------                 --------
           Total deposits...........................  $946,982       4.27%     $824,311      4.18%
                                                      ========       ====      ========      ====

     Time certificates in excess of $100,000 at December 31, 1997 and 1996 amounted to $85,126,000 and $71,806,000, respectively.

     A summary of interest expense on deposits for the years ended December 31, follows:

                                                       1997         1996         1995
                                                      -------      -------      -------
                                                                (IN THOUSANDS)

Now accounts .......................................  $   740      $   661      $   711
Regular savings accounts ...........................    4,060        1,800        1,554
Money market deposit accounts ......................    3,381        3,639        3,548
Certificates of deposit ............................   30,070       25,592       23,433
                                                      -------      -------      -------
     Total interest expense on deposits.............  $38,251      $31,692      $29,246
                                                      =======      =======      =======

     Interest forfeitures resulting from early withdrawals from certificates of deposit are credited to interest expense on deposits. Interest forfeitures amounted to $148,000, $128,000 and $187,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

     The average interest rate on time certificates at December 31, 1997, by the earlier of its repricing or period of maturity, follows:

                                                                       AVERAGE
                                                            AMOUNT      RATE
                                                            ------     -------
                                                          (DOLLARS IN THOUSANDS

Maturity in:
   1998..................................................  $315,191      5.70%
   1999..................................................   167,564      6.10
   2000..................................................    22,706      6.07
   2001..................................................    13,234      6.27
   2002..................................................     8,909      6.14
                                                           --------
                                                           $527,604      5.87%
                                                           ========      ====

     Included in the table above are variable rate time certificates, the majority of which mature in 1998.

(10) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). These agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets and the securities underlying the agreements remain in the asset accounts. The securities underlying the agreements are held by third parties as custodian. In addition, the Banks have established overnight corporate customer repurchase agreements whereby collateral is set aside by the Banks' custodian and the rates paid approximate short term deposit rates. This product allows the customer to invest excess cash at a market interest rate. Generally, the outstanding collateral consists of U.S. government obligations and GNMA mortgage-backed securities.

     Information concerning securities sold under agreements to repurchase for the years ended December 31, follows:

                                                           1997        1996       1995
                                                           ----        ----       ----
                                                              (DOLLARS IN THOUSANDS)

Outstanding at December 31..............................  $10,171     $2,833    $ 9,212
Outstanding collateral:
   Amortized cost.......................................   14,029      5,222     13,820
   Fair value...........................................   14,138      5,166     13,911
Average balance outstanding during the year.............    9,614     15,062     14,798
Maximum outstanding at any month-end....................   21,752     36,499     32,382
Weighted average rate at year-end.......................     5.17%      4.35%     5.82%
Weighted average rate during the year...................     5.00%      5.20%     6.06%


     The repurchase agreements outstanding at December 31, 1997 matured on January 1 and February 11, 1998. The reverse repurchase agreements outstanding at December 31, 1996 matured on January 1, 1997 while those outstanding at December 31, 1995 matured on January 17, 1996.

     The Bank has established reverse repurchase lines of credit in the amount of $310.0 million. These lines would be subject to the amount of securities available for collateralization purposes.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

(11) FEDERAL HOME LOAN BANK ADVANCES

     A summary of Federal Home Loan Bank advances by contractual maturities at December 31 follows:


                                                              1997                        1996
                                                      ---------------------        -------------------
                                                                   WEIGHTED                   WEIGHTED
                                                                    AVERAGE                    AVERAGE
                                                      AMOUNT          RATE         AMOUNT       RATE
                                                      ------       --------        ------     --------
                                                                   (DOLLARS IN THOUSANDS)

Within 1 year.....................................  $143,570         5.73%        $209,133      5.89%
Over 1 year to 2 years............................    39,269         6.09           43,570      5.58
Over 2 years to 3 years...........................    20,048         6.06            6,269      5.68
Over 3 years to 5 years...........................    33,199         5.93           10,138      5.86
Over 5 years......................................    12,475         5.93            2,475      6.29
                                                    --------                      --------
                                                    $248,561         5.85%        $271,585      5.84%
                                                    ========         ====         ========      ====

     Included in the above table are $35,000,000 in callable advances using their scheduled maturity dates. These advances have call dates beginning in 1999 and at subsequent intervals thereafter. In accordance with an agreement with the FHLB of Boston, the Bank is required to maintain qualified collateral, as defined by the FHLB, as collateral for its advances. This collateral is primarily composed of the Bank's investment in the FHLB stock, its residential mortgage and investment portfolios not otherwise pledged (see notes 3, 8 and 10). The Bank has the capacity to borrow an additional $540.0 million in advances from the FHLB of Boston as of December 31, 1997. The Bank has lines of credit established with various lenders totalling $310.0 million at December 31, 1997. These available sources would be subject to the amount of qualifying collateral available for securitization purposes.

     In the third quarter of 1996, the Bank elected early prepayment of selected above market interest rate FHLB advances. A pretax loss of $298,000 was incurred on the extinguishment of $19.1 million of such debts. The loss is recorded as an extraordinary item, net of a tax benefit of approximately $125,000 (see note
12).

(12) FEDERAL AND STATE INCOME TAXES

     The current and deferred components of income tax expense (benefit) for the years ended December 31, follow:

                                                          1997         1996         1995
                                                          ----         ----         ----
                                                                  (IN THOUSANDS)

  Current income tax expense:
     Federal .....................................      $ 7,447       $3,520       $1,938
     State .......................................          843          361          299
                                                        -------       ------       ------
                                                          8,290        3,881        2,237
                                                        -------       ------       ------
Deferred income tax expense (benefit):
     Federal .....................................         (389)          (8)       2,857
     State .......................................         (113)        (109)       1,140
     Change in valuation allowance ...............         (500)        (500)        (600)
                                                        -------       ------       ------
                                                         (1,002)        (617)       3,397
                                                        -------       ------       ------

Income tax expense before extraordinary item .....        7,288        3,264        5,634
Federal and state tax effect of extraordinary item           --         (125)          --
                                                        -------       ------       ------
  Total income tax expense .......................      $ 7,288       $3,139       $5,634
                                                        =======       ======       ======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

     The causes of the difference between the total expected income tax expense computed by applying the Federal statutory rate to income before income taxes and the reported income tax expense for the years ended December 31, follow:

                                                                         1997          1996         1995
                                                                         ----          ----         ----
                                                                                 (IN THOUSANDS)

Federal income tax expense at statutory rate .....................      $7,173       $ 5,571       $5,240
Tax effect of:
     Dividends received deduction ................................          --            (2)          (9)
     State tax, net of federal benefit before valuation allowance,
       excluding state impact of law change ......................         475           589          935
     Federal and state benefit of adjustment to deferred taxes
       resulting from change in federal tax law ..................          --        (2,500)          --
     Change in valuation allowance ...............................        (500)         (500)        (600)
     Other, net ..................................................         140           106           68
                                                                        ------       -------       ------
Income tax expense before extraordinary item .....................      $7,288       $ 3,264       $5,634
                                                                        ======       =======       ======


Effective income tax rate before extraordinary item                       35.6%         20.5%        37.6%
                                                                        ======       =======       ======

     The existing net deductible temporary differences that give rise to the net deferred income tax asset are expected to reverse in periods in which the Company will generate net taxable income. At December 31, 1997, the net deferred tax asset is supported by recoverable income taxes of approximately $11.1 million. It is management's belief that the valuation allowance is adequate to reduce the total deferred tax asset to an amount that is more likely than not to be realized. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

     The components of the net deferred taxes receivable for the years ended December 31, follow:

                                                                       1997         1996
                                                                      ------       ------
                                                                         (IN THOUSANDS)

Deferred tax assets:
  Allowance for loan losses ......................................    $4,010       $3,954
  Unrealized losses on writedown of other real estate owned ......        37          190
  Deferred benefits ..............................................       722          618
  Depreciation ...................................................       278           32
  Excess mortgage servicing fees .................................       156           --
  Other ..........................................................       502          520
                                                                      ------       ------
    Gross deferred assets ........................................     5,705        5,314
  Valuation allowance ............................................      (328)        (828)
                                                                      ------       ------
Net deferred tax assets before deferred tax liabilities ..........     5,377        4,486
                                                                      ------       ------
Deferred tax liabilities:
  Deferred expenses ..............................................     2,465        2,571
  Excess mortgage servicing fees .................................        --            9
  Security valuation adjustments on investments
     available for sale ..........................................       745          201
  Miscellaneous security valuation adjustments ...................       225          225
  Other ..........................................................       110          106
                                                                      ------       ------
    Gross deferred liabilities ...................................     3,545        3,112
                                                                      ------       ------
Net deferred income taxes receivable .............................    $1,832       $1,374
                                                                      ======       ======


                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996, and 1995

     In August 1996, provisions repealing the current thrift bad debt rules were passed by Congress as part of "The Small Business Job Protection Act of 1996". The new rules eliminated the 8% of taxable income method for deducting additions to the tax bad debt reserves for all thrifts beginning after December 31, 1995. These rules also required that thrift institutions recapture all or a portion of their bad debt reserves added since the base year (the last taxable year beginning before January 1, 1988). The Company had previously recorded a deferred tax liability equal to the bad debt recapture and as such, the new rules had no effect on net income or federal income tax expense. In addition, the Company had recorded a deferred tax liability on a portion of the base year reserves. As a result of the change in rules, the deferred tax liability was reversed and recognized as a $2.5 million decrease in tax expense for 1996.

     The unrecaptured base year reserves will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt reserves continue to be subject to provisions of the present law that requires recapture in the case of certain excess distributions to shareholders. The tax effect of pre-1988 bad debt reserves subject to recapture in the case of certain excess distributions is approximately $3.9 million.

(13) STOCKHOLDERS' EQUITY

     Preferred Stock

     The Company has established a series of 100,000 shares of preferred stock designated as Series A Junior Participating Cumulative Preferred Stock, par value $0.10 per share ("Series A Stock") and has declared a dividend of one Preferred Stock Purchase Right (the "Right") for each outstanding share of the Company's Common Stock.

     Pursuant to a Shareholder Rights Plan, each Right entitles the holder to purchase a unit consisting of one one-hundredth of a share of Series A Stock, par value $0.10 per share, at an initial cash exercise price of $90.00 per unit, subject to adjustment. The Rights are not exercisable and remain attached to all outstanding shares of Common Stock until the earliest of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person or (iii) the declaration by the Board of Directors that a person is an "Adverse Person", as such term is defined in the Shareholder Rights Plan.

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

     In connection with the Bank's conversion to a stock savings bank, a liquidation account was established for the benefit of eligible deposit account holders in the event of a complete liquidation. At December 31, 1997, the amount of the liquidation account was approximately $712,000 (unaudited).

     On October 17, 1996, the Company declared a 20% stock dividend distributed on November 13, 1996. All earnings per share, dividends and share information prior to December 31, 1996, has been retroactively adjusted to reflect this stock dividend.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

     The Banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that as of December 31, 1997, the Banks meet all capital adequacy requirements to which they are subject.

     As of December 31, 1997, the most recent notification from the FDIC categorized the Banks as well capitalized under the prompt corrective action provisions. To be categorized as well capitalized, the Banks must maintain total capital risk-based, Tier 1 capital risk-based, and Tier 1 capital leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would cause a change in the Banks' categorization.

     The Company's and both Banks' actual capital amounts and ratios in addition to the minimum capital requirements and well capitalized capital requirements at December 31 follow:


                                                                                                          TO BE WELL
                                                             MINIMUMS                                  CAPITALIZED UNDER
                                                            FOR CAPITAL                                PROMPT CORRECTIVE
                                   ACTUAL                    ADEQUACY                                  ACTION PROVISIONS
                              --------------   ---------------------------------------    -----------------------------------------
                                                                 (DOLLARS IN THOUSANDS)
                              AMOUNT   RATIO   AMOUNT                            RATIO    AMOUNT                              RATIO
                              ------   -----   ------                            -----    ------                              -----
AS OF DECEMBER 31, 1997

Risk-based capital ratio:
Total Capital
  Andover Bancorp, Inc. ... $115,474   15.0%  $61,435   [Greater than or equal to] 8.0%  $76,794   [Greater than or equal to] 10.0%
  Andover Bank ............  103,677   14.4    57,676   [Greater than or equal to] 8.0    72,095   [Greater than or equal to] 10.0
  Andover Bank NH .........    7,801   16.1     3,866   [Greater than or equal to] 8.0     4,832   [Greater than or equal to] 10.0

Tier 1 capital
  Andover Bancorp, Inc. ...  105,875   13.8    30,718   [Greater than or equal to] 4.0    46,076   [Greater than or equal to]  6.0
  Andover Bank ............   94,665   13.1    28,838   [Greater than or equal to] 4.0    43,257   [Greater than or equal to]  6.0
  Andover Bank NH .........    7,403   15.3     1,933   [Greater than or equal to] 4.0     2,899   [Greater than or equal to]  6.0

Leverage capital ratio:
Tier 1 capital
  Andover Bancorp, Inc. ...  105,875    8.2    51,901   [Greater than or equal to] 4.0    64,877   [Greater than or equal to]  5.0
  Andover Bank ............   94,665    7.7    48,892   [Greater than or equal to] 4.0    61,115   [Greater than or equal to]  5.0
  Andover Bank NH .........    7,403    8.7     3,402   [Greater than or equal to] 4.0     4,252   [Greater than or equal to]  5.0

AS OF DECEMBER 31, 1996

Risk-based capital ratio:
Total Capital
  Andover Bancorp, Inc. ...  104,368   14.6    57,123   [Greater than or equal to] 8.0    71,404   [Greater than or equal to] 10.0
  Andover Bank ............   96,730   14.1    54,962   [Greater than or equal to] 8.0    68,702   [Greater than or equal to] 10.0
  Andover Bank NH .........    4,441   16.4     2,165   [Greater than or equal to] 8.0     2,707   [Greater than or equal to] 10.0

Tier 1 capital
  Andover Bancorp, Inc. ...   95,442   13.4    28,562   [Greater than or equal to] 4.0    42,843   [Greater than or equal to]  6.0
  Andover Bank ............   88,142   12.8    27,481   [Greater than or equal to] 4.0    41,221   [Greater than or equal to]  6.0
  Andover Bank NH .........    4,346   16.1     1,083   [Greater than or equal to] 4.0     1,624   [Greater than or equal to]  6.0

Leverage capital ratio:
Tier 1 capital
  Andover Bancorp, Inc. ...   95,442    8.0    47,634   [Greater than or equal to] 4.0    59,543   [Greater than or equal to]  5.0
  Andover Bank ............   88,142    7.7    46,073   [Greater than or equal to] 4.0    57,592   [Greater than or equal to]  5.0
  Andover Bank NH .........    4,346   10.7     1,618   [Greater than or equal to] 4.0     2,022   [Greater than or equal to]  5.0


                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

(14) OTHER INCOME

     Components of other income for the years ended December 31, follow:

                                               1997        1996        1995
                                              ------      ------      ------
                                                     (IN THOUSANDS)

Deposit account service charges ............  $1,761      $1,557      $1,579
Loan late charges and other fees ...........     407         437         243
Rental income ..............................     319         244         354
Gain on sale of a non-marketable security...      --          --         220
Other ......................................     805         471         705
                                              ------      ------      ------
                                              $3,292      $2,709      $3,101
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

     The funded status of the plan for the years ended October 31, the plan's latest valuation dates, and amounts to be amortized systematically over subsequent periods follow:

                                                                     1997          1996
                                                                     ----          ----
                                                                       (IN THOUSANDS)
     Vested benefits .........................................      $ 3,077       $ 2,758
     Non-vested benefits .....................................           51            70
                                                                    -------       -------
     Accumulated benefit obligation ..........................        3,128         2,828
     Additional benefits related to future compensation levels        2,817         2,164
                                                                    -------       -------
     Projected benefit obligation ............................        5,945         4,992
     Plan assets at fair value ...............................        5,194         4,269
                                                                    -------       -------
     Plan assets less than projected benefit obligation ......         (751)         (723)
     Unrecognized net gain ...................................         (426)         (293)
     Unamortized transition asset ............................         (182)         (196)
                                                                    -------       -------
     Accrued pension cost ....................................      $(1,359)      $(1,212)
                                                                    =======       =======

Net periodic pension expense for the years ended December 31, follows:

                                                             1997      1996         1995
                                                             -----     -----       -----
                                                                    (IN THOUSANDS)

     Service cost - benefits earned during the year .......  $ 564     $ 545       $ 401
     Interest cost on projected benefit obligation ........    364       357         315
     Actual return on plan assets .........................   (645)     (528)       (531)
     Net amortization and deferral ........................    243       213         301
                                                             -----     -----       -----
     Net periodic pension expense .........................  $ 526     $ 587       $ 486
                                                             =====     =====       =====

Assumptions used to develop the net periodic pension benefit obligation follow:

     Discount rate.........................................  7.00%      7.50%       7.00%
     Rate of increase in compensation levels...............  4.75%      5.00%       5.00%

Assumptions used to develop the net periodic pension expense follow:

     Discount rate.......................................... 7.50%      7.00%       8.00%
     Rate of increase in compensation levels................ 5.00%      5.00%       5.00%
     Expected long-term rate of return on assets............ 9.00%      9.00%       9.00%

                                       58

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

     Postretirement Benefits Other Than Pensions

     In addition to the Bank's non-contributory defined benefit pension plan, the Bank provides health care and life insurance benefits for certain retired employees and dependents. This unfunded plan also covered active employees over the age of 55 and 20 years of service to the Bank as of the date of adoption for health benefits and subject to a limitation upon retirement.

     The status of the plan for the years ended December 31, follows:

                                                         1997      1996
                                                         ----      ----
                                                         (IN THOUSANDS)

Accumulated postretirement benefit obligation:
  Retirees and dependents .........................      $333      $248
  Active employees ................................        --        --
                                                         ----      ----
Total accumulated postretirement benefit obligation      $333      $248
                                                         ====      ====
Accrued postretirement benefit cost ...............      $282      $269
                                                         ====      ====

     The net periodic postretirement benefit expense for the years ended December 31, 1997, 1996 and 1995 totalled $21,000, $17,000 and $17,000, respectively.

     Stock Option Plans

     The Company has stock options available under two separate plans for the benefit of certain officers and non-employee directors. The first plan, the 1986 Stock Option Plan, had 600,000 shares of authorized but unissued common stock. All but 3,600 shares were granted prior to the Plan's expiration in 1996. A second plan, the Stock Incentive Plan, was adopted in 1995 with 249,134 shares of authorized but unissued common stock. The exercise price of any option granted will be equal to the fair market value of the Common Stock on the date the option is granted. Stock options are exercisable over various periods commencing on the date of the grant and in no event later than ten years after the date of the grant.

     A summary of stock option activity for the years ended December 31, follows:


                                                  1997                     1996                   1995
                                          --------------------    ---------------------    ----------------------
                                                     WTD. AVG.                WTD. AVG.                 WTD. AVG.
                                                     EXERCISE                 EXERCISE                  EXERCISE
                                          SHARES      PRICE       SHARES       PRICE       SHARES         PRICE
                                          ------     ---------    ------      ---------    ------       ---------

Outstanding at beginning of year.......   390,691     $15.74      336,612      $13.43      285,468       $11.73
     Granted...........................    47,800      38.13      105,600       20.71       85,800        17.47
     Exercised.........................   (34,184)     12.56      (49,721)      10.80      (34,656)        9.47
     Forfeited.........................        --         --       (1,800)      12.26           --           --
                                          -------                --------                  -------
Outstanding at end of year.............   404,307      18.65      390,691       15.74      336,612        13.43
                                          =======                 =======                  =======
Exercisable at end of year.............   380,506      18.61      360,691       15.55      312,612        13.12
                                          =======                 =======                  =======
Shares reserved for future grants......   189,934                 237,734                  346,934
                                          =======                 =======                  =======

     A summary of options outstanding and exercisable by price range as of December 31 follows:


                  OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
  ----------------------------------------------------    -----------------------------------------------------
                         OUTSTANDING      WTD. AVG.                           EXERCISABLE
      RANGE OF             AS OF         REMAINING          WTD. AVG.           AS OF              WTD. AVG.
  EXERCISE PRICES         12/31/97    CONTRACTUAL LIFE    EXERCISE PRICE       12/31/97          EXERCISE PRICE
  ---------------        -----------  ----------------    --------------      -----------        --------------
                                        (IN YEARS)

 $ 2.7000 - $ 5.0000       17,007          4.1               $ 4.6582            17,007             $ 4.6582
 $ 8.0000 - $ 9.0000       26,995          4.8               $ 8.2560            26,995             $ 8.2560
 $11.8750 - $15.7500       82,725          6.0               $12.7062            82,725             $12.7062
 $17.5000 - $17.7500      124,780          7.2               $17.5540           112,780             $17.5598
 $18.5000 - $21.5000      105,000          8.3               $20.7211            95,400             $20.9089
 $27.3750 - $27.5000        7,900          9.2               $27.4129             6,299             $27.3908
 $40.2500 - $40.2500       39,900          9.9               $40.2500            39,300             $40.2500
                          -------                                               -------
                          404,307          7.3               $18.6538           380,506             $18.6138
                          =======          ===               ========           =======             ========


                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        December 31, 1997, 1996 and 1995

     The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                              1997           1996           1995
                                                              ----           ----           ----
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net income as reported...................................... $13,206       $12,479         $9,338
Pro forma net income........................................  12,803        12,156          9,032
Earnings per common share as reported (basic)...............    2.57          2.44           1.84
Pro forma earnings per common share (basic).................    2.49          2.38           1.79
Earnings per common share as reported (diluted).............    2.49          2.40           1.82
Pro forma earnings per common share (diluted)...............    2.41          2.34           1.76


     Pro forma net income reflects only options granted since 1995, therefore, the full impact of calculating the compensation expense for stock options under SFAS 123 is not reflected in the pro forma net income amounts provided above since options granted prior to January 1, 1995 are not considered. The per share weighted average fair value of stock options granted during 1997, 1996 and 1995 was $10.35, $4.59 and $4.25, respectively, on the date of grant. These fair values were determined using the Black Scholes option pricing model with the following weighted average assumptions:

                                                              1997      1996     1995
                                                              ----      ----     ----
Expected dividend yield.....................................  3.00%     3.00%    3.00%
Risk-free interest rate.....................................  5.84%     6.65%    5.44%
Expected volatility......................................... 25.00%    25.00%   25.00%
Expected life (years).......................................  7.00      6.20     5.72


Employee Stock Ownership Plan

     The Company maintains an Employee Stock Ownership Plan (the "ESOP") that covers all employees who meet specified age and length of service requirements. Contributions are made for the purchase of additional shares of Company stock and accordingly, a charge to salaries and employee benefits expense is recorded. During 1997, the Company changed the fiscal year end of the ESOP to October 31, 1997 to coincide with the fiscal year end of the defined benefit pension plan. Approximately 12,253 shares of common stock were purchased in the open market during 1997 at an average price of $30.56 per share, which when combined with forfeited shares are allocated to participants proportionately to their gross wages. In 1996, 14,063 shares were purchased at an average price of $23.05 per share while 19,819 shares were purchased in 1995 at an average price of $20.19 per share. Contributions by the Bank to the ESOP for participants for the year ended October 31, 1997 and the years ended December 31, 1996 and 1995 were $385,000, $325,000 and $402,000, respectively.

     Thrift Incentive Plan

     The Company has an employee tax deferred thrift incentive plan (401K) under which individual employee contributions to the plan are matched within certain limitations by the Banks. All employees who meet specified age and length of service requirements are eligible to participate in the 401K plan. The amounts matched by the Banks are included in salaries and employee benefits expense. The amounts matched for the years ended December 31, 1997, 1996 and 1995 were $71,000, $54,000 and $49,000, respectively.

     Officers Incentive Compensation Plan

     The Incentive Compensation Plan provides for the payment of bonuses to officers under certain circumstances based upon the Company's pre-tax earnings adjusted for gains or losses from sales of assets, targeted returns on assets and equity, its performance versus its peer group, and the individual's accomplishment of established goals and objectives. Amounts are to be allocated to participants as determined by the Company's Compensation and Option Committee based on the recommendation of the President and subject to approval by its Board of Directors. In 1997, 1996 and 1995, $318,000, $293,000 and $255,000,
respectively, was charged to salaries and employee benefits expense under this plan.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        December 31, 1997, 1996 and 1995

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

     Deferred Compensation Plan

     The Company has adopted a deferred compensation plan for its directors whereby a non-employee director can elect to defer earned fees to future years with benefits commencing at retirement. In 1996, this unfunded plan was amended to allow the directors to change their deferred compensation account to equivalent stock units in the Company's common stock, permit distribution upon retirement to be paid in shares of common stock, or to choose to receive interest credits based on an equivalent rate on a term certificate of deposit. The deferred compensation attributed to the directors for the years ended December 31, 1997, 1996 and 1995 totalled $88,900, $54,300 and $48,100, respectively. In 1997, 3,421 equivalent stock units were purchased at an average price of $29.92 and in 1996, 9,223 equivalent stock units were purchased at an average price of $20.12.

(16) FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include real estate acquired by foreclosure, the deferred income tax asset, office properties and equipment, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The estimated fair value amounts have been determined by using available quoted market information or other appropriate valuation methodologies.

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

     Financial instruments actively traded in a secondary market have been valued at December 31 using quoted available market prices follow:

                                                    1997                        1996
                                          ----------------------     ---------------------
                                          CARRYING                   CARRYING
                                           AMOUNT     FAIR VALUE      AMOUNT    FAIR VALUE
                                          --------    ----------     --------   ----------
                                                           (IN THOUSANDS)
Assets held for sale..................... $  5,537     $  5,624      $  2,220    $  2,220
Investments available for sale...........  139,054      139,054       114,125     114,125
Investments held to maturity.............  129,363      130,947       136,926     137,007


                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)
                        December 31, 1997, 1996 and 1995

     The fair values at December 31 of financial instruments with stated maturities have been estimated by discounting cash flows with a discount rate approximately equal to the current market rate for similar instruments follow:

                                                           1997                           1996
                                                   ------------------------      ------------------------
                                                   CARRYING                     CARRYING
                                                    AMOUNT       FAIR VALUE      AMOUNT        FAIR VALUE
                                                   --------      ----------     ---------      ----------
                                                                      (IN THOUSANDS)

Loans receivable, net............................  $966,302       $976,150      $857,806        864,334
Mortgage servicing assets........................     9,500         10,488         8,006          8,895
Fixed rate certificates..........................   522,422        525,322       467,601        469,223
Federal Home Loan Bank advances..................   248,561        248,435       271,585        271,517

     The fair values at December 31 of financial instruments with no maturity or short-term maturities that approximate their carrying amounts are as follow:

                                                           1997                           1996
                                                   ------------------------      ------------------------
                                                   CARRYING                     CARRYING
                                                    AMOUNT       FAIR VALUE      AMOUNT        FAIR VALUE
                                                   --------      ----------     ---------      ----------
                                                                      (IN THOUSANDS)
Cash and due from banks..........................  $ 21,586       $ 21,586       $20,489        $20,489
Short-term investments............................   14,150         14,150        25,600         25,600
Accrued interest receivable......................     7,567          7,567         7,164          7,164
Stock in FHLB....................................    15,747         15,747        15,747         15,747
Demand deposit accounts..........................    79,501         79,501        60,245         60,245
NOW accounts.....................................    85,917         85,917        75,297         75,297
Regular savings accounts.........................   149,607        149,607        96,690         96,690
Money market deposit accounts....................   104,353        104,353       116,019        116,019
Variable rate certificates.......................     5,182          5,182         8,459          8,459
Securities sold under agreements to repurchase...    10,171         10,171         2,833          2,833
Mortgagors' escrow accounts......................     2,478          2,478         2,294          2,294


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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (continued)
                        December 31, 1997, 1996 and 1995


(17) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

     The following are the condensed financial statements for Andover Bancorp, Inc., referred to as the "Parent Company" for purposes of this Note only, as of December 31 follow:

BALANCE SHEETS

                                                                         1997         1996
                                                                       --------      -------
                                                                           (IN THOUSANDS)

ASSETS
Cash and interest-bearing deposits in subsidiaries ..............      $  3,611      $ 3,015
Investment in subsidiaries, at equity ...........................       103,272       92,977
Other assets ....................................................           349            2
                                                                       --------      -------
          Total assets ..........................................      $107,232      $95,994
                                                                       ========      =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:

     Accrued income taxes .......................................      $      2      $     2
     Accrued expenses ...........................................           151          146
                                                                       --------      -------
          Total liabilities .....................................           153          148
                                                                       --------      -------
Stockholders' equity:
     Serial preferred stock, $0.10 par value per share; 3,000,000
        shares authorized, none issued ..........................            --           --
     Common stock, $0.10 par value per share; 15,000,000
        shares authorized; 5,168,114 and 5,154,792 shares issued
        in 1997 and 1996, respectively ..........................           517          515
     Additional paid-in capital .................................        59,619       59,222
     Retained earnings ..........................................        45,814       36,109
     Treasury stock, at cost (20,862 shares in 1996) ............            --         (301)
     Unrealized gains on investments available for sale, net ....         1,129          301
                                                                       --------      -------
          Total stockholders' equity ............................       107,079       95,846
                                                                       --------      -------
          Total liabilities and stockholders' equity ............      $107,232      $95,994
                                                                       ========      =======

STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                           --------------------------------
                                                            1997         1996         1995
                                                           -------      -------      ------
                                                                     (IN THOUSANDS)

Dividends from bank subsidiaries ........................  $ 7,000      $ 4,500      $1,500
Interest income from deposits in subsidiaries ...........       94           74          95
                                                           -------      -------      ------
   Total operating income ...............................    7,094        4,574       1,595
Non-interest expenses ...................................      334          240       1,362
                                                           -------      -------      ------
Income before income tax expense (benefit) and
   equity in net income of subsidiaries .................    6,760        4,334         233
Income tax expense (benefit) ............................       21           93        (380)
                                                           -------      -------      ------
Income before equity in net income of subsidiaries ......    6,739        4,241         613
Equity in net income of subsidiaries ....................    6,467        8,238       8,725
                                                           -------      -------      ------
Net income ..............................................  $13,206      $12,479      $9,338
                                                           =======      =======      ======


 The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

STATEMENTS OF CASH FLOWS

                                                                             YEARS ENDED DECEMBER 31,
                                                                        -----------------------------------
                                                                         1997          1996          1995
                                                                        -------       -------       -------
                                                                                  (IN THOUSANDS)

Cash flows from operating activities:
      Net income .................................................      $13,206       $12,479       $ 9,338
Adjustments to reconcile net income to net cash
   provided by operating activities:

      Equity in undistributed net income of subsidiaries .........       (6,467)       (8,238)       (8,725)
      (Increase) decrease in other assets ........................         (347)           --           423
      Increase in other liabilities ..............................            5            51            34
                                                                        -------       -------       -------
           Net cash provided by operating activities .............        6,397         4,292         1,070
                                                                        -------       -------       -------
Cash flows from investing activities:
      Investments in subsidiary ..................................       (3,000)       (1,000)       (4,000)
                                                                        -------       -------       -------
           Net cash used by investing activities .................       (3,000)       (1,000)       (4,000)
                                                                        -------       -------       -------
Cash flows from financing activities:
      Stock options exercised ....................................          700           653           345
      Dividends paid to stockholders .............................       (3,501)       (2,553)       (1,856)
                                                                        -------       -------       -------
           Net cash used by financing activities .................       (2,801)       (1,900)       (1,511)
                                                                        -------       -------       -------
Net increase (decrease) in cash and interest-bearing
   deposits in subsidiaries ......................................          596         1,392        (4,441)
Cash and interest-bearing deposits in subsidiaries at
   beginning of year .............................................        3,015         1,623         6,064
                                                                        -------       -------       -------
Cash and interest-bearing deposits in subsidiaries at
   end of year ...................................................      $ 3,611       $ 3,015       $ 1,623
                                                                        =======       =======       =======

Supplemental cash flow information: Cash paid during the year for:

      Income taxes ...............................................      $    21       $    13       $    --

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

    Financial instruments with off-balance sheet risk at December 31 follow:

                                                                                 CONTRACT OR
                                                                                NOTIONAL AMOUNT
                                                                            ------------------------
                                                                             1997              1996
                                                                            -------          -------
                                                                                 (IN THOUSANDS)
Financial instruments whose contract amounts represent credit risk:
    Commitments to originate loans:
      Fixed rate loans..................................................... $15,993          $11,041
      Adjustable rate loans................................................  20,976           16,853
                                                                            -------          -------
        Total commitments to originate loans...............................  36,969           27,894
    Unadvanced lines on home equity and reserve lines of credit............  77,391           72,097
    Unadvanced lines on commercial loans...................................  12,671           11,096
    Unadvanced portions of construction and land loans.....................  21,300           18,560
    Standby letters of credit..............................................   2,367            1,805
    Loans sold with recourse...............................................   2,777            4,180

Financial instruments whose notional or contract amounts exceed the amount of credit risk:

    Forward commitments to sell loans and mortgage-backed securities        $ 7,820          $ 3,000

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

    Forward commitments to sell loans or mortgage-backed securities are contracts which the Company enters into for the purpose of reducing the interest rate risk associated with originating loans for sale. In order to fulfill a forward commitment, the Company typically exchanges its current production of loans for mortgage-backed securities through FNMA or FHLMC which are then delivered to a national securities firm at a future date at prices or yields specified by the contracts. Risks may arise from the possible inability of the Company to originate loans to fulfill these contracts, in which case the Company would normally purchase securities in the open market to deliver against the contract. Unrealized gains and losses on contracts used for the Company's closed loans and pipeline of loans expected to close are considered in adjusting carrying values of the loans held for sale to the lower of cost or market.

    As a nonmember of the Federal Reserve System, the Company is required to maintain certain reserve requirements of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in "Cash and due from banks", was $828,000 and $4,543,000 at December 31, 1997 and 1996, respectively.

    A number of legal claims against the Company arising in the normal course of business were outstanding at December 31, 1997. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on the Company's financial position.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995


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

(20) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Quarterly earnings per share is calculated by dividing quarterly net income by the average shares outstanding each quarter. Therefore, the sum of the quarters may not equal the net earnings per common share for the year. A discussion of the difference between basic and diluted earnings per share is presented in footnote 1. The per share data has been restated for the first three quarters of 1996 to reflect a 20% stock dividend distributed on November 13, 1996.

     Summaries of consolidated operating results on a quarterly basis for the years ended December 31, follow:

                                                                        1997 QUARTERS
                                                  -----------------------------------------------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                   FIRST           SECOND             THIRD           FOURTH
                                                  -------          -------           -------          -------

Interest and dividend income....................  $21,965          $22,283           $22,759          $23,745
Interest expense................................   12,486           12,798            13,107           13,656
                                                  -------          -------           -------          -------
Net interest and dividend income................    9,479            9,485             9,652           10,089
Provision for loan losses.......................      330              223               130              300
Losses on real estate operations...............      (357)            (228)             (235)            (151)
Non-interest income.............................    1,350            1,504             1,503            1,372
Non-interest expense...........................     5,168            5,556             5,520            5,742
                                                  -------          -------           -------          -------
Income before income tax expense ...............    4,974            4,982             5,270            5,268
Income tax expense..............................    1,766            1,800             1,922            1,800
                                                  -------          -------           -------          -------
Net income....................................... $ 3,208          $ 3,182           $ 3,348          $ 3,468
                                                  =======          =======           =======          =======

Basic earnings per common share................   $  0.62          $  0.62           $  0.65          $  0.67
                                                  =======          =======           =======          =======

Diluted earnings per common share..............   $  0.61          $  0.60           $  0.63          $  0.65
                                                  =======          =======           =======          =======

Dividends declared per share....................  $  0.15          $  0.17           $  0.17          $  0.19
                                                  =======          =======           =======          =======


                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                        December 31, 1997, 1996 and 1995

                                                                   1996 QUARTERS
                                                 ----------------------------------------------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                   FIRST         SECOND          THIRD         FOURTH
                                                 --------       --------       --------        -------

Interest and dividend income ..................  $ 20,070       $ 20,714       $ 21,390       $ 21,649
Interest expense ..............................    11,586         11,897         12,496         12,550
                                                 --------       --------       --------        -------
Net interest and dividend income ..............     8,484          8,817          8,894          9,099
Provision for loan losses .....................       395            360          1,305 (a)        495
Losses on real estate operations ..............      (477)          (391)          (371)          (303)
Non-interest income ...........................     1,313          1,321            297 (b)      1,608
Merger expense (recovery) .....................        --           (225)            --             --
Non-interest expense ..........................     4,617          4,997          5,436          4,995
                                                 --------       --------       --------        -------
Income before income tax expense (benefit)
  and extraordinary item ......................     4,308          4,615          2,079          4,914
Income tax expense (benefit) ..................     1,576          1,695         (1,743)(c)      1,736
                                                 --------       --------       --------        -------
Income before extraordinary item ..............     2,732          2,920          3,822          3,178
                                                 --------       --------       --------        -------
Extraordinary item, net of tax ................        --             --           (173)            --
                                                 --------       --------       --------        -------
Net income ....................................  $  2,732       $  2,920       $  3,649       $  3,178
                                                =========       ========       ========       ========

Earnings per common share (basic):
  Income per share before extraordinary item...  $   0.54       $   0.57       $   0.75        $  0.62
  Extraordinary item per share, net of tax ....        --             --          (0.03)            --
                                                 --------       --------       --------        -------
  Net income per share ........................  $   0.54       $   0.57       $   0.72        $  0.62
                                                 ========       ========       ========          =====

Earnings per common share (diluted):
  Income per share before extraordinary item...  $   0.53       $   0.56       $   0.73        $  0.60
  Extraordinary item per share, net of tax ....        --             --          (0.03)            --
                                                 --------       --------       --------        -------
  Net income per share ........................  $   0.53       $   0.56       $   0.70        $  0.60
                                                 ========       ========       ========        =======

Dividends declared per share ..................  $   0.10       $   0.13       $   0.13        $  0.15
                                                 ========       ========       ========        =======

(a) Increased provision for loan losses reflects the restructuring of a previously reported potential problem loan and increased loan growth.
(b) Includes a pre-tax loss of $870,000 from the sale of low yielding investments.
(c) Includes a tax benefit of $2.5 million from a change in federal tax law.

                                    FORM 10-K
                              CROSS REFERENCE INDEX

                                     Part I

                                                                            Page

Item 1     Business.........................................................   2

Item 2     Properties.......................................................   9

Item 3     Legal Proceedings................................................  10

Item 4     Submission of Matters to a Vote of Security Holders..............  10

                                     Part II

Item 5     Market for Registrant's Common Equity and Related
           Stockholder Matters..............................................  10

Item 6     Selected Consolidated Financial Data.............................  11

Item 7     Management's Discussion and Analysis of Financial
           Condition and Results of Operations..............................  12

Item 8     Financial Statements and Supplementary Data......................(See
                                                                  Item 14 below)

Item 9     Changes in and Disagreements with Accountants on
           Accounting and Financial Disclosure............................. Non-
                                                                      Applicable

                                    Part III

The information called for by Part III (Items 10 through 13) is incorporated herein by reference from Andover's Definitive Notice of Annual Meeting and Proxy Statement for the 1998 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

                                     Part IV

Item 14    Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1)     Financial Statements -

                Independent Auditors' Report..............................    36

                Consolidated Balance Sheets as of December 31, 1997
                and 1996..................................................    37

                Consolidated Statements of Operations for each of the
                 years ended December 31, 1997, 1996 and 1995.............    38

                Consolidated Statements of Changes in Stockholders'
                Equity for each of the years ended
                December 31, 1997, 1996 and 1995..........................    39

                Consolidated Statements of Cash Flows for each of the
                years ended December 31, 1997, 1996 and 1995.............. 40-41

                Notes to Consolidated Financial Statements................ 42-67

(2) All financial statement schedules are omitted because they are not applicable, the data is not significant, or the required information is shown elsewhere in this report.

(b) Reports on Form 8-K. There were no reports filed on Form 8-K during the three months ended December 31, 1997.

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

3.2 By-laws of Andover, as amended and restated, January 23, 1997 (incorporated herein by reference to Exhibit 3.2 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

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

10.2 Special Termination Agreement between Andover, Andover Bank and Gerald T. Mulligan, dated May 16, 1991, as amended and restated through January 23, 1997 (incorporated herein by reference to Exhibit 10.2 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

10.3 Special Termination Agreement between Andover, Andover Bank and Joseph F. Casey, dated December 17, 1992, as amended and restated through January 23, 1997 (incorporated herein by reference to Exhibit 10.3 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

10.4 Special Termination Agreement between Andover, Andover Bank and Michael J. Ecker, dated December 17, 1992, as amended and restated through January 23, 1997 (incorporated herein by reference to Exhibit 10.4 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

10.5 Special Termination Agreement between Andover, Andover Bank and John R. Heerwagen, dated December 17, 1992, as amended and restated through January 23, 1997 (incorporated herein by reference to Exhibit 10.5 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

10.6 Special Termination Agreement between Andover, Andover Bank and Octavio C. Bolivar, dated January 24, 1994, as amended and restated, January 23, 1997 (incorporated herein by reference to Exhibit 10.6 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

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

10.9 Special Termination Agreement between Andover, Andover Bank and Raymond P. Smith, dated December 12, 1995, as amended and restated, January 23, 1997 (incorporated herein by reference to Exhibit 10.9 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

10.10 Andover Bancorp, Inc. 1995 Stock Incentive Plan, dated February 16, 1995 (incorporated herein by reference to Exhibit 10.11 to Andover's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

10.11          Deferred Compensation Plan for Directors of Andover Bancorp, Inc.
               and its Subsidiaries, effective July 1, 1993, as amended and restated, February 22, 1996 (incorporated herein by reference to Exhibit 10.12 to Andover's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

10.12 Andover Bancorp, Inc. Special Termination Plan, effective January 23, 1997 (incorporated herein by reference to Exhibit 10.12 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

11 The computation of per share earnings can be readily determined from the material contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

12             As the Company does not have any debt securities registered under
               Section 12 of the Securities Act of 1933, no ratio of earnings to fixed charges appears in this Annual Report on Form 10-K.

13 Andover Bancorp, Inc. 1997 Annual Report, which, except for those portions expressly incorporated herein by reference, is furnished only for the information of the Securities and Exchange Commission and is not deemed to be filed.

21 The Company has two subsidiaries, Andover Bank and Andover Bank NH. Andover Bank is a Massachusetts savings bank in stock form while Andover Bank NH is a New Hampshire guaranty savings bank in stock form. Both subsidiaries are included in the Consolidated Financial Statements filed in the Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

23.1           Consent of KPMG Peat Marwick LLP.

                            SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR - BANKBOSTON, NA

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, distribution of our dividend and the IRS Form 1099 and administration of our dividend reinvestment and stock purchase program. Your requests as shareholders, concerning these matters, are most efficiently answered by corresponding directly with BankBoston, NA at the following address:

        BankBoston, NA
        Shareholder Services
        Mail Stop 45-02-64, PO Box 8040
        Boston, MA 02266
        781*575*3001    800*730*4001

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN/GENERAL INFORMATION

Shareholders may obtain a brochure containing a detailed description of the Plan or other general shareholder information by corresponding directly with Andover Bancorp, Inc. at the following address:

        Andover Bancorp, Inc., Shareholder Relations
        PO Box 2005
        Andover, MA 01810
        978*749*2216

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
        KPMG Peat Marwick LLP
        99 High Street
        Boston, MA 02110

FORM 10K

An additional copy of Andover's Annual Report for 1997 on Form 10-K, as filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, may be obtained without charge by contacting:

        Andover Bancorp, Inc., Shareholder Relations
        PO Box 2005
        Andover, MA 01810
        978*749*2216

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

        Andover Bancorp, Inc., Shareholder Relations
        PO Box 2005
        Andover, MA 01810
        978*749*2216

================================================================================
                             ANDOVER BANK DIRECTORS

                             Thomas F. Caffrey*
                             Paul J. Donahue, Sr.
                             Clifford E. Elias*
                             John E. Fenton Jr.
                             Naomi A. Gardner*
                             Frank D. Goldstein
                             Cornelius J. McCarthy*
                             Gerald T. Mulligan*
                             Robert W. Phinney
                             Irving E. Rogers, III
                             Robert J. Scribner*
                             Fred P. Shaheen*

                             *Also Directors of
                              Andover Bancorp, Inc.

                           ANDOVER BANK NH DIRECTORS

                             John P. Bachini
                             John D. Collins
                             George J.  Khoury
                             Gerald T. Mulligan
                             Robert W. Phinney
                             Raymond P. Smith
                             Marie S. Tucarella

                                ANNUAL MEETING

         The Annual Meeting of the Shareholders of Andover Bancorp,
         Inc. will be held at 10 a.m. on Thursday, April 30, 1998 at the Andover Town House, 20 Main Street, Andover,
         Massachusetts.
================================================================================

================================================================================

[GRAPHIC]

             ANDOVER BANK
        ----------------------
           MEMBER FDIC/DIF

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

          305 South Broadway
          Lawrence, MA 01843

             547 Broadway
          Methuen, MA 01844

         228 Haverhill Street
          Methuen, MA 01844

      91 Pleasant Valley Street
          Methuen, MA 01844

           108 Main Street
       North Andover, MA 01845

           995 Main Street
         Tewksbury, MA 01876

           2171 Main Street
         Tewksbury, MA 01876

           ANDOVER BANK NH
        ----------------------
             MEMBER FDIC

             MAIN OFFICE
           130 Main Street
           Salem, NH 03079

       62 Nashua Road (Rt. 102)
        Londonderry, NH 03053

     ANDOVER CAPITAL GROUP, INC.
    -------------------------------

        One Constitution Plaza
           Boston, MA 02129

           TELEPHONE SALES
           & SERVICE CENTER
        ----------------------

            1 800 2CALL AB
                                                                      0685-AR-98

================================================================================