Form 10-K, Exhibit 13
period 1998-12-31
ANDOVER BANCORP INC
filed 1999-03-18
CIK 810589

                                                                      EXHIBIT 13


                              Andover Bancorp, Inc.
                               1998 ANNUAL REPORT
















               [Picture of Londonderry and Salem, New Hampshire]

                            [NEW HAMPSHIRE PICTURE]




     Andover Bancorp, Inc. is the multi-bank holding company parent of Andover Bank and Andover Bank NH. Andover Bank is a Massachusetts-chartered bank organized in 1834 and headquartered in Andover, MA approximately 25 miles north of downtown Boston. Andover Bank operates 10 banking offices in Andover, Lawrence, Methuen, North Andover, and Tewksbury, MA and through an affiliate, Andover Bank NH, in Londonderry and Salem, NH.

     The Company has obtained regulatory approval to merge Andover Bank NH with and into Andover Bank. This merger is anticipated to occur in the second quarter of 1999 with the two banking offices of Andover Bank NH remaining in full operation as branches of Andover Bank.









                                    CONTENTS
--------------------------------------------------------------------------------

        President's Message                                    i
        Business                                               2
        Market for the Company's Common Stock                  9
        Selected Consolidated Financial Data                  10
        Management's Discussion and Analysis                  11
        Independent Auditors' Report                          35
        Consolidated Financial Statements                     36
        Notes to Consolidated Financial Statements            41




                          Cover illustration features
                      Londonderry and Salem, New Hampshire

DEAR SHAREHOLDERS:

I am pleased to report that Andover Bancorp achieved record earnings in 1998. This represents the fifth straight year of earnings growth for the Company. The economy and interest rates have, of course, been favorable over the period. Nonetheless, we believe that these record earnings validate the Company's fundamental operating strategy to offer progressive banking products, sales and service excellence, and an unmatched commitment to our community.


                                    EARNINGS
                        For the years ended December 31,
                                    [GRAPH]

                      1995                      $ 9,338
                      1996                      $12,479
                      1997                      $13,206
                      1998                      $17,386


The 1998 earnings of $17.4 million represented a 32 percent increase over 1997 earnings. Return on average assets for 1998 was 1.27 percent and return on average shareholders' equity was 15.64 percent. These traditional measures of bank profitability increased by 20 percent and 18 percent, respectively, over 1997 levels. Based on these superior results, dividends paid to shareholders in 1998 increased by 28 percent to $.69 per share.

                                   DIVIDENDS
                        For the years ended December 31,
                                    [GRAPH]

                      1995                      $.30
                      1996                      $.40
                      1997                      $.54
                      1998                      $.69

                    (1) Adjusted for 25% stock split (Q2/98)


The earnings increase this past year was attributable, by and large, to loan growth. Significant growth occurred in outstanding residential mortgages, commercial real estate mortgages, and construction and land loans. In addition, Andover Capital Group, our equipment leasing subsidiary, added $13 million in lease financings and $6 million in secured equipment loans. Net loans increased from $966 million, as of December 31, 1997, to $1,040 million, as of December 31, 1998. The positive earnings effect of this growth more than offset a net margin decline that affected most, if not all, banks


================================================================================

                                CUSTOMER SERVICE
                      -----------------------------------

     To sustain our commitment to technology, growth and customer service, we recently relocated our Telephone Sales and Service Center to new, expanded facilities right here in Andover. This move was necessitated by an unprecedented increase in call volume - a clear indication that customers and non-customers alike enjoy not only the convenience of telephone banking but more specifically, the personal service offered by our knowledgeable and dedicated staff. Our Sales and Service Representatives provide a growing number of customers with the high quality, convenient service that they deserve. Coupled with the availability of PC and automated telephone banking services, Andover Banks' customers are able to enjoy the latest in banking technology without sacrificing personal customer service.



                         [PICTURE / Telephone Center]

                               COMMERCIAL BANKING
                      ------------------------------------


     Since its inception in 1976, Salem Radiology has emerged as a leader in advanced medical diagnostic technology. When it came time for them to expand, Andover Bank was there to answer the call. By providing financing to the Salem Radiology Real Estate and Equipment Company, Andover Bank made possible the construction of an expanded facility on the grounds of Holy Family Hospital in Methuen. It serves as the home to Merrimack Valley MRI, General Electric's national showsite for MRI imaging equipment, and Merrimack Valley PET, a state-of-the art nuclear medicine diagnostic site. This new facility allowed these two groups to acquire the technology that will enable them to provide unmatched quality care for the entire community. Andover Bank is proud of its role in providing state-of-the-art medical technology to its community.




                       [PICTURE / MRI imaging equipment]


================================================================================

during the past year of falling interest rates.

Lending personnel throughout the organization were extremely busy financing real estate purchases and construction, refinancing existing loans, and originating new loans. The Commercial Banking Department closed over $88 million in corporate loans. The Construction Lending Department closed over $51 million in construction and land development loans. Most impressively of all, however, the Residential Mortgage areas of Andover Bank closed $352 million in home mortgage loans. This was a residential loan production record for Andover Bank.



                                  LOAN GROWTH
                        For the years ended December 31,
                                    [GRAPH]

                                                  1997           1998

        Construction & Land loans               $ 31,800       $ 51,852
        Corporate Loans & Leases                $ 52,279       $101,696
        Residential Real Estate Loans           $236,556       $352,269


Beyond the story of loan growth is continued good news on loan quality. Contributing to the record earnings of the past year was a non-recurring $1.7 million recapture from the loan loss reserve. Upon a review of the amount set aside to protect against future possible loan losses, the Company reconsidered the original reserve amounts. One important factor in determining the proper amount of loan loss reserves is the condition of the various loan portfolios. Tremendous strides have been made in reducing problem and delinquent loans to minimal levels.

In addition to the good news regarding non-performing assets, loan delinquencies, which precede a loan becoming non-performing, were also at historically low levels and contributed to the reduction of our loan loss reserve. Thus, we believe that we are adequately protected for the risks inherent in our present loan portfolio.

There is yet one more matter on which I would like to report. The Directors and Employees of Andover Bancorp believe that we should serve the interests of our shareholders while also serving the needs of our customers and local communities. We believe that the interests of both are not only compatible but complementary.

For these reasons, we are especially gratified that in 1998, after careful examination of the Bank's services and lending record in our local communities, the Massachusetts Commissioner of Banks awarded Andover Bank an "Outstanding" rating for its performance under the Community Reinvestment Act. This recognition explicitly acknowledges the commitment of all areas of the Bank to meet the needs of our entire community. We seek to provide banking and credit services so as to promote the economic vitality of our communities and their residents. That our state regulator recognizes our efforts with the highest examination rating possible is validation for past activity and a spur for continued excellence.

Indeed, in all areas of the Company, we are invigorated by the successes of 1998 and committed to success in 1999 and beyond. We believe that a strong balance sheet, with solid capital and reserves, and an efficient operation are linchpins to strong earnings over the long term. We believe that seeking prudent means to expand and grow our franchise, through acquisition, new branches, new product or business lines, and other means, will help provide earnings growth. Finally, we believe our commitment to our community and our focus on customer service will continue to find relevance in the banking market and enhance an already strong banking franchise.

On behalf of the Board of Directors, I wish to thank our Shareholders, both new and old, for their support and confidence during 1998 and into the new year. I would also like to thank the Employees of the organization for their dedication and efforts in achieving the record results of the past year.

Very truly yours,



/s/ Gerald T. Mulligan


Gerald T. Mulligan
President and Chief Executive Officer

================================================================================

                                 HOME FINANCING
                             ----------------------


     As the leading mortgage lender in the Merrimack Valley, Andover Bank has helped thousands of families make their dream of home ownership a reality. Our knowledgeable mortgage origination staff is dedicated to providing the best possible service. Maureen Newton, one of our Mortgage Bankers, works closely with buyers like Louis and Jackie Isenburg to arrange for home financing. In fact, the Isenburg's were so happy with Andover Bank they recommended us to their daughter and grandson. So now, three generations are enjoying home ownership with the help of Andover Bank.





                   [PICTURE / Maureen Newton, Mortgage Banker
              Louis and Jackie Isenburg, home financing customers]

                               COMMUNITY SUPPORT
                           --------------------------


     The Lawrence Family Development Charter School was founded by a coal ition of Latino-American parents and community organizations in 1995, based on the belief that the education of children is the shared responsibility of families, schools and communities. Having financed renovations to an existing building as well as construction of new classrooms, Andover Bank is proud to be a part of the school's growth. In addition, Jose Cabrera, an Andover Bank Vice President, has been an integral part of the school's success. As Treasurer of its Board of Trustees since its inception, Jose's continuing active involvement with the Lawrence Family Development Charter School is yet another example of Andover Bank's commitment to the communities it serves.

        [PICTURE / Lawrence Family Development Charter School Students]


================================================================================

                              FINANCIAL HIGHLIGHTS



                                          AT OR FOR THE YEARS ENDED DECEMBER 31,

                                                                      PERCENTAGE
                                             1997           1998        CHANGE
                                          ----------     ----------   ----------
                                   (Dollars in thousands, except per share data)

BALANCE SHEET DATA:

Total assets                              $1,322,745     $1,410,247      +  7%
Loans, net                                   966,302      1,040,279      +  8
Deposits                                     946,982        988,656      +  4
Stockholders' equity                         107,079        121,142      + 13
Non-performing assets                          8,255          3,492      - 58

OPERATING DATA:

Net interest and dividend income          $   38,705     $   42,231      +  9%
Provision (credit) for loan losses               983         (1,705)     -273
Gains (losses) on real estate operations        (971)            14      +101
Non-interest expense                          21,986         22,577      +  3
Pre-tax income                                20,494         25,545+       25
Net income                                    13,206         17,386      + 32

PER SHARE DATA:(1)

Basic earnings per share                  $     2.05     $     2.68      + 31%
Diluted earnings per share                      1.99           2.60      + 31
Dividends declared                              0.54           0.69      + 28
Book value at end of period                    16.58          18.58      + 12
Book value(2)                                  16.40          18.39      + 12

SELECTED FINANCIAL RATIOS:

Return on average assets                        1.06%          1.27%
Return on average equity(2)                    13.24          15.64
Net yield on average earning assets             3.22           3.18
Efficiency ratio                               49.95          49.37




                           BOOK VALUE PER SHARE(1)(2)

                                 AT DECEMBER 31,
                                    [GRAPH]

                           1995               $13.37
                           1996               $14.89
                           1998               $16.40
                           1998               $18.39


(1) Adjusted for 25% stock split (Q2/98)
(2) Excludes the effect of SFAS N0. 115

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 10-K

                        FOR ANNUAL AND TRANSITION REPORTS
                    PURSUANT TO SECTIONS 13 OR 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                       OR
             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


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

                               ------------------

           SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                      NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                          COMMON STOCK, $0.10 PAR VALUE
                                (Title of Class)
                        PREFERRED STOCK PURCHASED RIGHTS
                                (Title of Class)

     Indicate by check mark whether: the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes  X    No
                                       ---      ---

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

     The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing sale price for the Registrant's Common Stock on March 1, 1999, as reported by NASDAQ, was $198,142,564.50.

     The number of shares outstanding of each of the Registrant's classes of Common Stock, as of the latest practicable date, is:

                 Class: Common Stock, par value $0.10 per share
                Outstanding as of March 1, 1999: 6,523,212 shares

                       DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the Andover Bancorp, Inc. Definitive Notice of Annual Meeting and Proxy Statement for the 1999 Annual Meeting of Shareholders are incorporated by reference into Part III of Form 10-K.

     PRELIMINARY NOTE IN REGARD TO FORWARD-LOOKING STATEMENTS. This annual report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. In addition, the costs, timing and effectiveness of Year 2000 compliance are forward-looking statements. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These expressed or implied important risks, uncertainties and other factors may cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results".

     CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS. The following important factors, among others, could cause actual results, performance or achievements of the Company to differ materially from those expressed or implied by forward-looking statements made in this annual report on Form 10-K or presented elsewhere by management from time to time. Defined terms used elsewhere in this annual report have the same meanings herein as therein. A number of uncertainties exist that could affect the Company's future operating results, performance or achievements including, without limitation, the Banks' (as defined below) continued ability to originate quality loans, fluctuation of interest rates, real estate market conditions in the Banks' lending areas, general and local economic conditions, the Banks' continued ability to attract and retain deposits, the Company's (as defined below) ability to control costs, new accounting pronouncements, unanticipated delays or expenses in achieving Year 2000 compliance experienced by the Company, its customers or suppliers, and changing regulatory requirements. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this report and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

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

     ABNH is a de novo guaranty savings bank chartered in September, 1995 and headquartered in Salem, New Hampshire. Deposits at ABNH are insured by the FDIC up to $100,000 per separately insured account. The Company has obtained the regulatory approvals necessary to merge ABNH with and into Andover Bank. This merger is anticipated to occur on April 1, 1999, with the two banking offices of ABNH remaining in full operation as branches of Andover Bank.

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

     The Company's financial performance in 1998 was positively impacted by a credit for loan losses of $1.7 million, a lower effective tax rate and an increase in net interest income partially offset by an increase in non-interest expenses.

     The Company's financial performance in 1997 reflects an increase in net interest income, non-interest income and a reduction in the provision for loan losses on real estate operations, partially offset by an increase in non-interest expenses.

MARKET AREA

     The Bank's market area is centered in Andover, Massachusetts, approximately 25 miles north of downtown Boston. The Bank operates banking offices in the towns of Andover, Lawrence, Methuen, North Andover and Tewksbury, which serve those towns as well as surrounding communities in northeastern Massachusetts and in southern New Hampshire. ABNH's primary market area is comprised of communities in southern New Hampshire and operates banking offices in Salem and Londonderry, New Hampshire. Andover Capital Group, Inc., a subsidiary of Andover Bank, offering commercial equipment leasing and financing, is located in Boston with the entire Northeast as its primary market area.

LENDING ACTIVITIES

     General. Lending is the principal business of the Banks and loans represent the largest portion of the Banks' assets. At December 31, 1998, the Banks' loan portfolio, prior to the allowance for loan losses, amounted to $1,050.8 million or 74.5% of total assets. The Banks' loan portfolio increased 7.3% during 1998 resulting from higher loan originations and purchases.

     The primary lending activity has been the origination of first mortgage loans for the purchase or refinance of residential properties in Andover's primary market area and adjacent communities. Such loans are generally viewed as the least vulnerable to major economic changes. They provide a relatively stable source of interest income in the loan portfolio. They also provide a significant source of fee income when they are sold in the secondary mortgage market and serviced by the Bank. The Bank is an active servicer of residential loans for investors in the secondary mortgage market.

     The Banks originate a variety of other loans for consumer purposes. These include home equity, second mortgage, and personal loans, among others, and constitute an additional source of interest income in the loan portfolio. The consumer lending activities of the Banks complement their home mortgage activities and position them as full service retail lenders. The retail lending activities of the Banks complement their retail deposit gathering activities and strengthen their overall retail franchise in their market areas. At December 31, 1998, retail loans totaled $801.9 million or 76.3% of total loans.

     The Banks also originate non-retail or corporate loans, such as commercial real estate, commercial, construction and land loans and lease financing. Historically, these types of loans have generated higher yields and returns than retail loans, but also involve additional risk. See "Risk Elements". Corporate loans have also been viewed as a means of maintaining a diversified loan and asset portfolio. At December 31, 1998, corporate loans amounted to $248.9 million, or 23.7% of total loans.

     Residential Mortgage Loans. Residential mortgage loans totaling $740.0 million represented 70.4% of the total loan portfolio at December 31, 1998. An additional $11.3 million in residential mortgage loans was held for sale at that date. During 1998, the Bank purchased from other banks and correspondent origination firms $22.9 million of locally originated residential whole loans.

     Nearly all of the loans in the residential mortgage portfolio are secured by homes located in Massachusetts or in southern New Hampshire. According to internal policy, the majority of these loans are written to be eligible for sale in the secondary mortgage market, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Residential mortgage loans include both fixed and variable rate mortgages with original terms of 5 to 30 years. The Bank remains an active seller of originated home mortgages in the secondary market.

     Commercial Real Estate Loans. At December 31, 1998, commercial real estate loans totaled $158.4 million, representing 15.1% of total loans. Approximately $40.9 million, or 25.8% of these loans, are secured by apartment buildings and multi-family residential properties. The balance of the commercial real estate portfolio is secured by commercial facilities, including office, mixed use, retail or light manufacturing properties, small shopping centers, and various other types of commercial real estate. Commercial real estate loans generally amortize over a period of 15 to 25 years. Variable interest rates on such loans are generally set at a margin above either the one-year Treasury index or the prime rate as published in the Wall Street Journal and are subject to periodic adjustment. Commercial real estate loans with fixed interest rates are set at a margin above the Federal Home Loan Bank advance rate.

     Construction and Land Loans. Construction and land loans totaled $56.6 million at December 31, 1998, representing 5.4% of total loans. At that date, amounts committed to but not yet advanced in connection with such loans totaled an additional $28.6 million. At December 31, 1998, outstanding construction loans totaled $30.8 million and outstanding land loans (including loans for unimproved land and land development) totaled $25.8 million. The majority of the construction loans are for residential development of detached single-family homes. Construction and land loans generally have a term of two years, although the Banks typically are entitled to review and adjust the interest rate at the end of the first year. The interest rate generally is set at a margin above the prime rate as published in the Wall Street Journal.

     Consumer Loans. Consumer loans totaled $61.9 million at December 31, 1998, representing 5.9% of total loans. Home equity loans constitute the greatest portion of the Banks' consumer lending activity and totaled $44.5 million at December 31, 1998. At that date, unadvanced amounts relating to home equity loans totaled an additional $71.3 million. Home equity loans are offered both in fixed-rate and adjustable form with varying terms of three to ten years. The adjustable rate loans are generally tied to the prime rate as published in the Wall Street Journal. Home equity loans are subject to the same general underwriting standards as residential first mortgage loans.

     Commercial Loans. At December 31, 1998, commercial loans totaled $34.0 million, or approximately 3.2% of total loans. The interest rate on commercial loans generally varies at a margin above the prime rate as published in the Wall Street Journal. Commercial loans may be secured in whole or in part by real estate unrelated to the principal purpose of the loan or secured by inventories and receivables and are ordinarily guaranteed by the principals of the borrower. Commercial loans with fixed interest rates are set at a margin above the Federal Home Loan Bank advance rate.

     Andover Capital Group, Inc., a subsidiary of the Company offering commercial equipment leasing and financing as an additional financing option for corporate customers, had approximately $10.0 million and $1.0 million outstanding in leases included in the commercial loan portfolio at December 31, 1998 and 1997, respectively. Additionally, there was another $4.9 million of secured equipment loans included in the commercial loan portfolio at December 31, 1998.

     Loan Origination. Mortgage loans originate from a number of sources. These include realtor, builder and customer referrals, direct advertising and participation in home shows and other events. The Banks employ a number of mortgage loan originators who maintain regular contact with real estate firms and other sources of business and who respond to general mortgage inquiries. These mortgage specialists are assigned specific territories and receive commissions on closed mortgage loans. Total residential mortgages originated by the Banks in 1998 amounted to $329.4 million.

     Consumer loans are solicited by advertising and by direct mail targeted to existing deposit and mortgage customers and, from time to time, selected market area households which have no customer relationship with either

Bank. The primary origination activity in the consumer loan area relates to home equity lines of credit, totaling $16.6 million in 1998, while other consumer loan originations totaled $11.4 million.

     Commercial real estate, commercial, construction and land loans and lease financings are originated from direct solicitation of existing and prospective customers and from a variety of referral sources. The Banks originated $153.9 million of these corporate loans during 1998.

RISK ELEMENTS

     General. Overbuilding and the weakened New England economy and real estate market were the principal causes for the past deterioration of the loan portfolio. For further information concerning the composition of the loan portfolio, nonaccrual loans, impaired loans and the allowance for loan losses, see Note 4 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Loans -- Risk Elements.".

     Non-performing Assets. Non-performing assets consist of nonaccruing loans and other real estate owned. During 1998, non-performing assets decreased 57.7% or $4.8 million from 1997 levels, to $3.5 million and amounted to 0.2% of total assets at year-end. The Company places all loans, regardless of collateral values, on nonaccrual status when principal or interest is past due 90 days or more. Loans for which payments are less than 90 days past due are placed on non-accrual status where there exists serious doubt as to collectibility. At December 31, 1998, the Bank had $3.2 million in nonaccruing loans and $252,000 in other real estate owned.

     Provision (Credit) for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to the statement of operations. The allowance is reduced by a credit for loan losses as well as loan charge-offs. The Company recorded a credit for loan losses of $1.7 million in 1998 as compared to a provision for loan losses of $983,000 in 1997. Among the factors used to determine that the credit for loan losses was appropriate was the continued improvement in loan quality, as well as management's assessment of changes in trends and conditions.

INVESTMENT ACTIVITIES

     The investment portfolio, an important component of Andover's diversified asset structure, is a source of earnings in the form of interest and dividends, provides for diversification and is a source of liquidity. Overall, the portfolio, comprised of mortgage-backed securities, corporate bonds, U.S. Treasury and federal agency securities and short-term investments, represented 20.0% of total assets, or $282.5 million as of December 31, 1998.

     In both 1998 and 1997, the total investment portfolio produced interest and dividend income of $19.9 million due to the continued reinvestment of the cash flows. The investment portfolio and the sale of loans generated on sales, redemptions and the marking of certain securities to market of $670,000 in 1998, as compared to $422,000 in 1997. For additional information on investments, see Notes 1, 2 and 3 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Investments".

DEPOSITS AND BORROWED FUNDS

     The Banks' major sources of funds are deposits, borrowings, principal payments or payoffs on loans and mortgage-backed securities, and maturities of investments. Borrowings are generally used to fund long-term assets and short-term liquidity requirements or to manage interest rate risk. Total deposits amounted to $988.7 million at December 31, 1998.

     The Bank is a member of the Federal Home Loan Bank of Boston ("FHLB") and is authorized to borrow funds to meet withdrawals of savings deposits or to expand the loan or investment portfolios. These borrowings are subject to collateral requirements and borrowing limitations. The Banks also have available various other sources of funds, including secured borrowings, federal funds lines of credit from commercial banks and reverse repurchase agreements from brokerage firms, FHLMC and FNMA. In addition, the Banks have overnight repurchase agreements with several corporate customers. The Banks may also obtain funds from the Federal Reserve Bank of Boston by pledging certain assets. At December 31, 1998, total borrowings outstanding from these various sources amounted to $283.8 million.

     For additional information concerning the composition and maturity of deposits and borrowings, see Notes 8, 9 and 10 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Deposits -- Borrowings -- Asset and Liability Management and Market Risk -- Liquidity".

OTHER SERVICES

     Investment Services. The Banks make investment and brokerage services available to their customers through a contract with Liberty Securities Corporation, an unaffiliated company. A fully licensed broker of Liberty Securities located at the Bank's headquarters is available for consultation on investment opportunities, including mutual funds, municipal bonds, government-backed securities and annuities. The Bank received income of approximately $87,000 from these services in 1998.

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

     Federal Deposit Insurance Corporation. The FDIC insures the Bank's deposit accounts to the $100,000 maximum per separately insured account. The Banks are subject to regulation, examination, and supervision by the FDIC and to reporting requirements of the FDIC. The FDIC has adopted requirements setting minimum standards for capital adequacy and imposing minimum leverage capital ratios. The Banks exceeded all applicable requirements at December 31, 1998. Furthermore, under the capital standards established pursuant to the FDIC Improvement Act of 1991, the Banks are currently well-capitalized. For additional information on regulatory capital ratios, see Note 12 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Financial Condition -- Capital Resources".

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

     Subsequent to December 31, 1998, the Company received the regulatory approvals necessary to merge ABNH with and into Andover Bank. This merger is anticipated to occur April 1, 1999, with the two banking offices of ABNH remaining in full operation as branches of Andover Bank.

EMPLOYEES

     At December 31, 1998, Andover had 274 full-time equivalent employees. None of the employees of Andover are represented by a collective bargaining group and management considers relations with its employees to be good.

SUBSIDIARIES

     Andover has two direct subsidiaries, the Bank and ABNH. The Bank has four wholly-owned subsidiaries and one majority-owned subsidiary. Three of its subsidiaries were organized to hold real property acquired by the Bank by foreclosure or acceptances of deeds in lieu of foreclosure. The fourth subsidiary, ASB Development Corp. ("ASB"), has four subsidiaries and holds title to a portion of Andover's main office, the loan operations building and to other income producing property. One subsidiary of ASB holds real estate property that comprises a portion of Andover's main office location. Two other subsidiaries of ASB were organized as Massachusetts security corporations to take advantage of beneficial state tax treatment related to the holding of certain investments. The fourth subsidiary of ASB, Andover Preferred Capital Corporation ("APCC"), is 99 percent owned by ASB and is a Massachusetts business corporation which has elected to be taxed as a real estate investment trust for federal and Massachusetts tax purposes. APCC holds mortgage loans which were previously originated by Andover Bank. The majority-owned subsidiary of the Bank, Andover Capital Group, Inc., provides commercial equipment leasing and financing. ABNH has no subsidiaries.

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

                                                              OWNED OR
LOCATION                                                       LEASED
--------                                                      --------

ANDOVER BANK
Main Office:
   Andover
      61 Main Street............................................Owned
      31-45 Main Street-Annex...................................Owned
      11 Chestnut Street........................................Owned
      18-20 Central Street(1)...................................Leased

Branches:
   Lawrence
      450 Essex Street..........................................Owned
      305 South Broadway........................................Owned

   Methuen
      547 Broadway..............................................Owned
      91 Pleasant Valley Street(2)..............................Owned
      228 Haverhill Street......................................Owned

   North Andover
      108 Main Street...........................................Owned
      1077 Osgood Street (ATM only)(3)..........................Leased

   Tewksbury
      995 Main Street...........................................Owned
      2171 Main Street(4).......................................Leased

   Andover
      159 River Road............................................Owned

ANDOVER BANK NH
Main Office:
   Salem
      130 Main Street(5)........................................Leased

Branch:
   Londonderry
      62 Nashua Road............................................Owned

ANDOVER CAPITAL GROUP, INC.
   One Constitution Plaza, Boston(6)............................Leased
   238 Littleton Road, Westford(7)..............................Leased

---------------------------
(1) Lease expires January 31, 2004, with a renewal option for an additional four years.
(2) Land is held under a ground lease which expires December 1, 2006, with renewal options for an additional 69 years.
(3) Lease expires May 31, 2001, with renewal options for an additional ten years.
(4) Lease expires January 31, 2000.
(5) Lease expires July 31, 1999, with renewal options for an additional four years.
(6) Lease expires May 31, 1999.
(7) Lease expires February 14, 2002, with renewal options for an additional two years.

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

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

                                     PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
        MATTERS

STOCK PRICES AND DIVIDENDS

     Andover's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market(SM) under the symbol "ANDB". On February 15, 1999, there were approximately 2,366 holders of record of the 6,523,212 shares of Andover Common Stock outstanding.

     The following table sets forth the comparative market prices per share of Andover Common Stock based on high and low sale prices as reported on by Nasdaq(R) and the dividends per share that have been declared by Andover, for the periods indicated. The per share information has been restated for prior periods to reflect the Company's 25% stock split distribution in May, 1998.

                                               PRICE               DIVIDENDS
                                               -----                DECLARED
             QUARTER ENDED                HIGH       LOW           PER SHARE
             -------------                ----       ---           ---------

1996         March 31, 1996.............$15.75     $13.50            $.080
             June 30, 1996.............. 18.67      14.25             .100
             September 30, 1996......... 17.75      15.25             .100
             December 31, 1996.......... 23.40      16.87             .120

1997         March 31, 1997.............$24.20     $19.80            $.120
             June 30, 1997.............. 25.40      20.60             .136
             September 30, 1997......... 29.40      23.60             .136
             December 31, 1997.......... 33.80      26.20             .152

1998         March 31, 1998.............$33.00     $27.40            $.152
             June 30, 1998.............. 38.75      31.50             .180
             September 30, 1998......... 40.75      25.50             .180
             December 31, 1998.......... 35.00      24.75             .180

     The payment of dividends by Andover is subject to the discretion of Andover's Board of Directors. Holding companies such as Andover engage in no business other than acting as the holding company of their subsidiaries. The only funds available to Andover for the payment of dividends are cash and cash equivalents held at the holding company level, dividends paid by the Banks to Andover, and borrowings. At December 31, 1998, Andover held $9.3 million in cash and interest-bearing deposits at the holding company level.

     Dividend payments totaled $4.5 million in 1998 and $3.5 million in 1997. On January 21, 1999, a dividend of $.21 per share was declared, payable on February 16, 1999.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes selected consolidated financial data of Andover at or for the periods indicated, and should be read in conjunction with the consolidated financial statements and related notes thereto included in
Item 8 of this Report.

                                                                              AT DECEMBER 31,
                                               --------------------------------------------------------------------------
                                                  1998            1997            1996            1995            1994
                                               ----------      ----------      ----------      ----------      ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT BANKING OFFICES DATA)

BALANCE SHEET DATA:
  Total assets .............................   $1,410,247      $1,322,745      $1,204,813      $1,110,847      $1,058,672
  Total loans ..............................    1,050,765         978,823         870,035         768,598         645,037
  Allowance for loan losses ................       10,486          12,521          12,229          11,665          12,343
  Investments (1) ..........................      282,511         282,567         276,651         285,232         352,685
  Assets held for sale .....................       11,282           5,537           2,220           5,162           2,507
  Deposits .................................      988,656         946,982         824,311         743,205         727,858
  Borrowed funds ...........................      283,824         258,732         274,418         272,626         251,185
  Stockholders' equity .....................      121,142         107,079          95,846          85,165          72,522
  Non-performing assets ....................        3,492           8,255          12,382          15,785          23,312
  Number of banking offices and locations ..           13              13              12              11              10


                                                                         YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------------------------------
                                                  1998            1997            1996            1995            1994
                                               ----------      ----------      ----------      ----------      ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT BANKING OFFICES DATA)

OPERATING DATA:
  Interest and dividend income .............   $   97,246      $   90,752      $   83,823      $   76,886      $   63,585
  Interest expense .........................       55,015          52,047          48,529          44,552          33,421
                                               ----------      ----------      ----------      ----------      ----------
    Net interest and dividend income .......       42,231          38,705          35,294          32,334          30,164
  Provision (credit) for loan losses .......       (1,705)            983           2,555           1,295              --
  Net gains (losses) from sales of assets
    held for sale and investments(1) .......          670             422            (265)            324            (234)
  Gains (losses) on real estate
    operations, net ........................           14            (971)         (1,542)         (2,003)         (2,617)
  Other income .............................        3,502           5,307           4,804           4,870           4,007
  Merger expense (recovery) ................           --              --            (225)          1,000              --
  Non-interest expense .....................       22,577          21,986          20,045          18,258          17,496
                                               ----------      ----------      ----------      ----------      ----------
  Income before income tax expense
    and extraordinary item .................       25,545          20,494          15,916          14,972          13,824
  Income tax expense .......................        8,159           7,288           3,264           5,634           4,781
                                               ----------      ----------      ----------      ----------      ----------
  Income before extraordinary item .........       17,386          13,206          12,652           9,338           9,043
  Extraordinary item .......................           --              --            (173)             --              --
                                               ----------      ----------      ----------      ----------      ----------
  Net income ...............................   $   17,386      $   13,206      $   12,479      $    9,338      $    9,043
                                               ==========      ==========      ==========      ==========      ==========

PER SHARE DATA:(2)
  Basic earnings per share:
   Income per share before extraordinary
    item ...................................   $     2.68      $     2.05      $     1.98      $     1.48      $     1.44
   Extraordinary item per share,
     net of tax ............................           --              --           (0.03)             --              --
                                               ----------      ----------      ----------      ----------      ----------
   Net income per share ....................   $     2.68      $     2.05      $     1.95      $     1.48      $     1.44
                                               ==========      ==========      ==========      ==========      ==========
  Diluted earnings per share:
   Income per share before extraordinary
    item ...................................   $     2.60      $     1.99      $     1.95      $     1.46      $     1.42
   Extraordinary item per share,
    net of tax ... .........................           --              --           (0.03)             --              --
                                               ----------      ----------      ----------      ----------      ----------
   Net income per share ....................   $     2.60      $     1.99      $     1.92      $     1.46      $     1.42
                                               ==========      ==========      ==========      ==========      ==========
  Dividends declared .......................   $     0.69      $     0.54      $     0.40      $     0.30      $     0.26
  Book value at end of period ..............        18.58           16.58           14.94           13.40           11.49
  Book value(3) ............................        18.39           16.40           14.89           13.37           12.22

SELECTED FINANCIAL RATIOS:
  Return on average assets .................         1.27%           1.06%           1.08%           0.87%           0.94%
  Return on average equity (3) .............        15.64           13.24           13.89           11.51           12.36
  Average equity as a percentage
   of average assets(3) ....................         8.13            8.00            7.76            7.59            7.57
  Dividend payout ratio ....................        26.54           27.14           20.83           20.55           18.31
  Weighted average interest rate spread ....         2.57            2.67            2.66            2.71            2.91
   Net yield on average earning assets .....         3.18            3.22            3.16            3.14            3.26
  Efficiency ratio .........................        49.37           49.95           49.43           51.76           51.20

---------------
(1) Includes investment securities, mortgage-backed securities and short-term investments, both available for sale and held to maturity.

(2) The per share data has been restated for periods prior to December 31, 1998, to reflect the 25% stock split.

(3) Excludes the effect of SFAS No. 115.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

     General. The Company's results of operations depend to a great extent on the Banks' net interest income, which is the difference between income earned on their loan and investment portfolios and the interest paid on their deposits and borrowed funds, the size of the provisions or credits for loan losses and operating expenses. Net interest income is primarily affected by the level of earning assets as a percentage of total assets, the level of interest-bearing liabilities, yields earned on assets and rates paid on liabilities. Earnings are also affected by non-interest income which consists primarily of mortgage banking income, transaction account fees, gains and losses on sales of the investment portfolio and real estate operations. The levels of operating expenses and income taxes also affect earnings.

     The following is a discussion and analysis of the Company's consolidated results of operations for the last three years and its financial condition at the end of fiscal 1998 and 1997. This section is intended to be read in conjunction with the Consolidated Financial Statements and accompanying footnotes.

     The following also contains forward-looking statements. There are a number of important risks, uncertainties and other factors that could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, those set forth under the caption "Certain Factors That May Affect Future Results".

RESULTS OF OPERATIONS

     Andover generated net income of $17.4 million or $2.60 per diluted share, $13.2 million or $1.99 per diluted share and $12.5 million or $1.92 per diluted share in 1998, 1997 and 1996, respectively. Andover's return on average assets increased in 1998 to 1.27%, as compared to 1.06% in 1997 and 1.08% in 1996. Return on average stockholders' equity increased in 1998 to 15.64%, as compared to 13.24% in 1997 and 13.89% in 1996. The Company's financial performance in 1998 was positively impacted by a credit for loan losses of $1.7 million and an increase in net interest income. The financial performance in 1997 was impacted by an increase in total earning assets as well as the net yield on those assets. The financial performance in 1996 was positively impacted by a one-time gain (in the form of a tax benefit) of $2.5 million, partially offset by a pre-tax loss of $1.1 million from the sale of low-yielding investments and the early extinguishment of debt.

     Net Interest and Dividend Income. Net interest and dividend income was $42.2 million in 1998, $38.7 million in 1997 and $35.3 million in 1996. Net interest income increased $3.5 million during 1998 and $3.4 million during 1997 as a result of higher average earning asset volumes in both of those years. Market interest rates have been fairly volatile over the past several years. During 1998, the difference between longer-term interest rates and shorter-term interest rates have lessened, thereby creating a flat yield curve. This continued compression in the margins has been reflected in the declines in both the interest rate spread of 2.57% and the net yield of 3.18% for 1998. During 1997, the interest rate margin of 3.22% and the interest rate spread of 2.67% were favorably impacted by the restructure of the balance sheet undertaken in the latter part of 1996. This restructure enabled the Company to recognize a six basis point increase in the yield on interest-earning assets while maintaining only a 5 basis point increase on the rate paid on interest-bearing liabilities. The amount of foregone interest income from nonaccruing and restructured loans totaled $514,000 in 1998, $716,000 in 1997 and $909,000 in 1996.

     Average earning assets increased 10.5% in 1998 to $1,326.5 million as of December 31, 1998, and increased 7.4% during 1997 to $1,200.7 million. The increase in each of the two years was primarily due to higher loan growth resulting from increased loan originations and purchases.

     The volatility in the interest rates has also impacted the yields earned on the investment portfolio. The yield on short-term investments decreased 14 basis points during 1998 to 5.31%, yet increased 21 basis points during 1997 to 5.45%. The yields earned on investment securities remained flat in 1998 compared to an increase of 59 basis points to 6.68% in 1997. The yield on mortgage-backed securities decreased 22 basis points during 1998 to 6.61% and increased 1 basis point during 1997 to 6.83%. During 1998, there were three decreases in the federal funds rate totaling 75 basis points while there was an increase of 25 basis points in 1997, all of which impacted the short-term investment yield in a corresponding manner. The increase in the yield in 1997 on the investment securities was primarily due to the 1996 balance sheet restructure. The decline in the yield on mortgage-backed securities reflects the decline in long-term interest rates since the cash flows generated by the high prepayment activity were unable to be reinvested at a comparable interest rate.

     Total average loans increased $118.9 million during 1998 and $80.9 million during 1997 primarily due to retained loan originations and whole loan purchases. The yield on real estate loans decreased 31 basis points in 1998 to 7.45% while increasing two basis points during 1997 to 7.76%. The largest component of the yield on real estate loans was residential loans. Due to the compression in the yield curve mentioned above, the biggest impact has been felt in the residential portfolio as evidenced by the 35 basis point decline in the average yield during 1998. This was primarily due to the high level of refinance activity and origination volumes. The yields on the commercial real estate and construction and land portfolios have been fairly consistent over the past two years. The yield on consumer loans increased 29 basis points in 1998 to 8.49% while decreasing 36 basis points during 1997 to 8.20%. The yield on the consumer loans increased during 1998 as the teaser period on various promotional home equity products expired. In addition, the impact of the declines in the prime rate in the fourth quarter of 1998 won't be felt until early 1999. The main reason for the decline during 1997 is due to the highly-competitive environment for home equity loans, causing the Banks to offer lower interest rates on this product. The yield on commercial loans decreased 48 basis points during 1998 to 9.06% and nine basis points during 1997 to 9.54%. The decline in the yield on commercial loans reflects a decline in the prime rate as well as competitive pricing pressures. In addition, the yield on the lease financings, included in the commercial portfolio, was lower than the portfolio, thereby dragging down the overall yield. The decline in the commercial loan yield during 1997 was primarily due to competitive pricing as well as a higher proportion of fixed rate loans.

     The rate paid on interest-bearing deposits decreased 14 basis points during 1998 to 4.48% and increased 19 basis points in 1997 to 4.62%. Core deposits, which include NOW, savings and money market accounts, usually have rates lower than those paid on certificates of deposit. However, to grow the core deposit balances, the Banks have offered promotional rates on certain products. The impact of these promotional rates on the savings rate has been an increase of 21 basis points in 1998 and 98 basis points in 1997. Average balances on these savings accounts, meanwhile, have grown by $54.6 million and $45.5 million, respectively, in 1998 and 1997. The Banks have moderated the rates paid on money market accounts and had a decrease in the rate paid of 14 basis points and an increase of only 9 basis points, respectively, in 1998 and 1997. However, the balances maintained in money market accounts have declined in each of those years as customers have migrated to the savings account promotional products. The balances maintained in NOW accounts have increased modestly in both years while the rates have remained fairly stable during that same time period. Certificate of deposit average balances decreased $7.6 million and the rates paid decreased 8 basis points during 1998, while increasing $72.7 million and 6 basis points, respectively, in 1997. The decline in the average balances and rates paid on the certificates of deposit reflect the customers' desire to migrate out of longer-term deposits into core deposit or short-term maturities.

     The Company has continued its reliance on borrowed funds as an alternative source of funds to deposits in order to grow average earning assets. In 1998, the average balance of borrowed funds increased $44.2 million while the rate paid decreased 17 basis points. The decline in the rate paid on borrowed funds is due to the reduction in market interest rates that was also experienced in the investment and loan portfolios. During 1997, the Company was successful in attracting new deposits, therefore, the average balance of borrowed funds decreased $50.4 million and the rate paid decreased 4 basis points to 5.81%. The decline in the rate paid in 1997 was partly attributable to the early extinguishment of $19.1 million of borrowed funds in the third quarter of 1996.

     The combination of the factors mentioned above contributed to the ten basis point decline in the interest rate spread to 2.57% during 1998 and a four basis point decline in the net yield on earning assets to 3.18%.

The following table presents an analysis of the average yields earned and rates paid for the years indicated.

                                                                       YEARS ENDED DECEMBER 31,
                                    -----------------------------------------------------------------------------------------------
                                                    1998                             1997                           1996
                                    -----------------------------    -----------------------------    -----------------------------
                                                  INTEREST  AVERAGE                INTEREST  AVERAGE               INTEREST  AVERAGE
                                      AVERAGE      EARNED/  YIELD/     AVERAGE      EARNED/  YIELD/     AVERAGE     EARNED/   YIELD/
                                      BALANCE       PAID     RATE      BALANCE       PAID     RATE      BALANCE      PAID     RATE
                                    ----------    --------  -------  -----------   --------  -------  -----------  --------  -------
                                                                        (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Short-term investments .......... $   15,760     $   837   5.31%   $   13,691     $   746   5.45%   $   10,874    $   570    5.24%
  Investment securities (1)(2) ....    109,920       7,340   6.68       101,491       6,783   6.68        88,347      5,380    6.09
  Mortgage-backed securities(1)....    177,276      11,711   6.61       180,889      12,362   6.83       195,137     13,304    6.82
                                    ----------     -------           ----------     -------           ----------    -------
    Total investments .............    302,956      19,888   6.56       296,071      19,891   6.72       294,358     19,254    6.54
                                    ----------     -------           ----------     -------           ----------    -------
  Residential loans ...............    747,430      52,616   7.04       650,089      48,043   7.39       593,867     44,045    7.42
  Commercial real estate loans ....    145,352      12,927   8.89       136,234      12,253   8.99       129,548     11,488    8.87
  Construction and land loans .....     39,988       3,964   9.91        32,395       3,237   9.99        25,992      2,465    9.48
                                    ----------     -------           ----------     -------           ----------    -------
    Total real estate loans(1)(3)..    932,770      69,507   7.45       818,718      63,533   7.76       749,407     57,998    7.74
  Consumer loans(3) ...............     65,159       5,531   8.49        64,816       5,317   8.20        55,081      4,717    8.56
  Commercial loans(3) .............     25,602       2,320   9.06        21,074       2,011   9.54        19,255      1,854    9.63
                                    ----------     -------           ----------     -------           ----------    -------
    Total loans ...................  1,023,531      77,358   7.56       904,608      70,861   7.83       823,743     64,569    7.84
                                    ----------     -------           ----------     -------           ----------    -------
    Total interest-earning
     assets .......................  1,326,487      97,246   7.33%    1,200,679      90,752   7.56%    1,118,101     83,823    7.50%
                                    ----------     -------           ----------     -------           ----------    -------

Allowance for loan losses .........    (11,524)                         (12,395)                         (11,846)
Other assets ......................     52,100                           58,383                           52,524
                                    ----------                       ----------                       ----------
    Total assets .................. $1,367,063                       $1,246,667                       $1,158,779
                                    ==========                       ==========                       ==========

LIABILITIES AND STOCKHOLDERS'
EQUITY
Interest-bearing deposits:
  NOW accounts .................... $   86,028     $   806   0.94%   $   74,202     $   740   1.00%   $   66,708    $   661    0.99%
  Money market deposit accounts ...    100,751       2,861   2.84       113,325       3,381   2.98       125,923      3,639    2.89
  Savings accounts ................    176,633       6,256   3.54       122,045       4,060   3.33        76,506      1,800    2.35
  Certificates of deposit .........    510,794      29,214   5.72       518,368      30,070   5.80       445,682     25,592    5.74
                                    ----------     -------           ----------     -------           ----------    -------
    Total interest-bearing
     deposits .....................    874,206      39,137   4.48       827,940      38,251   4.62       714,819     31,692    4.43
                                    ----------     -------           ----------     -------           ----------    -------
Borrowed funds:
  Reverse repurchase agreements ...     11,794         578   4.90         9,614         481   5.00        15,062        783    5.20
  Federal Home Loan Bank
    advances ......................    269,766      15,300   5.67       227,726      13,315   5.85       272,655     16,054    5.89
                                    ----------     -------           ----------     -------           ----------    -------
    Total borrowed funds ..........    281,560      15,878   5.64       237,340      13,796   5.81       287,717     16,837    5.85
                                    ----------     -------           ----------     -------           ----------    -------
    Total interest-bearing
       liabilities ................  1,155,766      55,015   4.76%    1,065,280      52,047   4.89%    1,002,536     48,529    4.84%
                                    ----------     -------                          -------                         -------

Demand deposits ...................     89,051                           69,942                           57,913
Other liabilities .................     11,104                           11,702                            8,465
                                     ---------                       ----------                       ----------
    Total liabilities .............  1,255,921                        1,146,924                        1,068,914

Stockholders' equity ..............    111,142                           99,743                           89,865
                                    ----------                       ----------                       ----------
    Total liabilities and
     stockholders' equity ......... $1,367,063                       $1,246,667                       $1,158,779
                                    ==========                       ==========                       ==========
Net interest income ...............                $42,231                          $38,705                         $35,294
                                                   =======                          =======                         =======
Interest rate spread ..............                          2.57%                            2.67%                            2.66%
                                                             ====                             ====                             ====

Net yield on earning assets .......                          3.18%                            3.22%                            3.16%
                                                             ====                             ====                             ====

(1) Included in the average balance amounts are the corresponding components of the assets held for sale, available for sale and held to maturity. The yield is calculated using interest income divided by the average balance of the amortized historical cost.
(2) Included in the average balance and interest earned amounts is the stock in FHLB of Boston.
(3) Interest on nonaccruing loans has been included only to the extent reflected in the statement of operations. However, the loan balances are included in the average outstanding.

     Rate/Volume Analysis. The following table shows the changes in interest income and interest expense caused by changes in the volume of interest earning assets and interest bearing liabilities, and changes in interest rates received and paid, respectively. The change attributable to a mix of volume and rate has been allocated proportionally to the change due to volume and the change due to volume and the change due to rate.

                                                                     YEARS ENDED DECEMBER 31,
                                            -------------------------------------------------------------------------
                                                  1998 COMPARED TO 1997                 1997 COMPARED TO 1996
                                            ---------------------------------      ----------------------------------
                                                         INCREASE                              INCREASE
                                                        (DECREASE)                            (DECREASE)
                                                          DUE TO                                DUE TO
                                            VOLUME         RATE        TOTAL        VOLUME       RATE         TOTAL
                                            ------      ----------    -------      --------   ----------     --------
                                                                     (IN THOUSANDS)

Interest and Dividend Income
  Investments:
    Short-term investments ............     $  110       $   (19)     $   91       $   153      $   23       $   176
    Investment securities .............        563            (6)        557           848         555         1,403
    Mortgage-backed securities ........       (244)         (407)       (651)         (974)         32          (942)
                                            ------       -------      ------       -------      ------       -------
      Total interest and dividends
      on investments ..................        429          (432)         (3)           27         610           637
                                            ------       -------      ------       -------      ------       -------

  Loans:
    Residential loans .................      6,935        (2,362)      4,573         4,155        (157)        3,998
    Commercial real estate loans ......        812          (138)        674           600         165           765
    Construction and land loans .......        753           (26)        727           634         138           772
                                            ------       -------      ------       -------      ------       -------
      Total real estate loans .........      8,500        (2,526)      5,974         5,389         146         5,535
    Consumer ..........................         28           186         214           805        (205)          600
    Commercial ........................        414          (105)        309           174         (17)          157
                                            ------       -------      ------       -------      ------       -------
      Total interest on loans .........      8,942        (2,445)      6,497         6,368         (76)        6,292
                                            ------       -------      ------       -------      ------       -------
Total interest and dividend
      income ..........................      9,371        (2,877)      6,494         6,395         534         6,929
                                            ------       -------      ------       -------      ------       -------

Interest Expense
  Core deposits .......................      1,463           279       1,742           989       1,092         2,081
  Certificates of deposit .............       (436)         (420)       (856)        4,214         264         4,478
  Reverse repurchase agreements .......        107           (10)         97          (274)        (28)         (302)
  Federal Home Loan Bank advances .....      2,395          (410)      1,985        (2,628)       (111)       (2,739)
                                            ------       -------      ------       -------      ------       -------
    Total interest expense ............      3,529          (561)      2,968         2,301       1,217         3,518
                                            ------       -------      ------       -------      ------       -------

Net increase (decrease) in net
  interest and dividend income ........     $5,842       $(2,316)     $3,526       $ 4,094      $ (683)      $ 3,411
                                            ======       =======      ======       =======      ======       =======

     Provision (Credit) for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to the statement of operations. The allowance is reduced by a credit for loan losses as well as loan charge-offs. Assessing the adequacy of the allowance for loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet probable losses in the loan portfolio after weighing various factors. Among the factors management may consider are the quality of specific loans, risk characteristics of the loan portfolio generally, the level of nonaccruing loans, current economic conditions, trends in delinquencies, actual charge-off experience, and the collateral values of the underlying security. Ultimate loan losses may vary significantly from current estimates and future additions may be necessary. In addition, regulatory agencies, as an integral part of the examination process, review the Banks' allowance and may require the Banks to provide additions to the allowance based on their assessment, which may differ from management's assessment.

     The credit for loan losses in 1998 was $1.7 million as compared to provisions for loan losses in 1997 and 1996 amounting to $983,000 and $2.6 million, respectively. Net charge-offs amounted to $330,000 in 1998, $691,000 in 1997 and $2.0 million in 1996. The credit for loan losses in 1998 resulted from the continued improvement in overall loan quality, as reflected by the 59% decline in nonaccruing loans, 38% decline in total overdue loans and net charge-offs of $330,000. The decline in the provision recorded in 1997 from 1996 reflects, among other things, a 33% reduction in non-performing assets and reduced levels of delinquencies, combined with lower levels of net charge-offs.

     While management believes that it has been reasonable in its analysis of the allowance for loan losses and in estimating the net fair values of other real estate owned, management is unable to predict the ultimate course of economy of the extent of its impact on the Company's financial condition. See "Financial Condition -- Risk Elements" and Notes 1 and 4 to the "Consolidated Financial Statements".

     Non-interest Income. The Company recorded income from non-interest sources of $4.2 million in 1998, $4.8 million in 1997 and $3.0 million in 1996. The decrease in 1998 was primarily due to losses relating to mortgage banking activities, offset by gains on real estate operations and increased fee income on deposits and loans. The increase of $1.8 million in 1997 was primarily due to a reduction in the losses on real estate operations, higher fee income on deposits and an increase in the gains generated by the investment portfolio.

     Net gains from sales and redemptions of investments totaled $17,000 in 1998 and $158,000 in 1997, as compared to net losses on sales and redemptions of $686,000 in 1996. The loss on sale of investments in 1996 was primarily due to the balance sheet restructuring whereby the Company sold approximately $40 million of low yielding investments at a loss of $870,000 and reinvested the proceeds in higher yielding assets. See "Financial Condition -- Investments" and Notes 1 and 3 to the "Consolidated Financial Statements".

     The Company recorded net gains from sales of assets held for sale of $653,000 in 1998, $264,000 in 1997 and $421,000 in 1996. Included in each of the three years were gains totaling $726,000, $447,000 and $423,000, respectively, from the capitalization of originated mortgage servicing rights. See "Financial Condition -- Loans" and Notes 1, 2 and 5 to the "Consolidated Financial Statements".

     Andover may incur gains and losses on the sale of the loans that it originates. These loans are generally securitized prior to sale in the form of mortgage-backed securities which are guaranteed by a government agency and are then held for sale. Because loans held for sale are stated at the lower of cost or market value and mortgage-backed securities held for sale are stated at fair value, periods of rising interest rates cause the values of loans and mortgage-backed securities held for sale to decrease, resulting in a charge to income. The Company frequently enters into forward delivery contracts to reduce exposure to this risk from rising interest rates. Forward delivery contracts may, however, increase exposure to the risk from declining interest rates if sufficient loans or mortgage-backed securities held for sale bearing interest rates specified by the contracts are not available to meet the delivery schedules under the contracts. See Note 17 to the "Consolidated Financial Statements".

     Mortgage banking income represents the gross servicing fee income less amortization and provisions for the valuation allowance on the mortgage servicing assets. The Company retains as a service fee a portion of the interest paid by the borrower. A valuation allowance was established in 1996 and the provisions charged against earnings totaled $1.5 million, $285,000 and $200,000, respectively, for the years ended December 31, 1998, 1997 and 1996. In a low interest rate environment, the underlying residential loans will repay faster than expected, causing the fair value of the mortgage servicing assets to decline as well as reduce the gross cash flows collected on a shrinking serviced portfolio. This prepayment risk results in increased provisions and charge-offs to the valuation allowance, and thus lower mortgage banking income. Mortgage banking loss totaled $389,000 in 1998, as compared to mortgage banking income of $2.0 million in 1997 and $2.1 million in 1996. The gross servicing income has fluctuated over the past three years but corresponds to the level of average loans serviced for investors.

The table below summarizes the Company's results from servicing loans for investors.

                                                YEARS ENDED DECEMBER 31,
                                            --------------------------------
                                              1998        1997        1996
                                            --------    --------    --------
                                                     (IN THOUSANDS)

Gross servicing income..................    $  3,137    $  4,054    $  3,523
Amortization............................      (2,061)     (1,754)     (1,228)
Provisions for valuation allowance......      (1,465)       (285)       (200)
                                            --------    --------    --------
Net mortgage banking income (loss)......    $   (389)   $  2,015    $  2,095
                                            ========    ========    ========

Average loans serviced for investors....    $887,071    $977,659    $841,598
Year-end loans serviced for investors...    $894,432    $971,041    $877,683

     During 1998, 1997 and 1996, the Company purchased mortgage servicing rights to $184.7 million, $228.8 million and $180.0 million, respectively, in residential first mortgage loans. These purchased balances are included in the balance of loans serviced for investors. As part of its long-term business plan, the Company intends to continue purchasing mortgage servicing to increase the use of its existing servicing capacity and increase loan servicing revenue when it is deemed appropriate. The Company also expects to continue selling mortgages in the secondary market while retaining the servicing rights and therefore, servicing income related to this activity is accordingly expected to continue for the foreseeable future. See Notes 1 and 5 to the "Consolidated Financial Statements".

     Gains on real estate operations totaled $14,000 in 1998, compared to losses of $971,000 in 1997 and $1.5 million in 1996. Real estate operations consist of provisions for the valuation allowance, operating costs of maintaining other real estate owned, gains or losses on sales of properties and costs associated with the foreclosure on nonaccrual properties, less any rental income on other real estate owned. The Company accounts for other real estate owned at the lower of cost or estimated net fair value. Declines in value subsequent to foreclosure or substantive repossession result in a charge to the valuation allowance.

     Replenishing the valuation allowance caused by charge-offs taken as a result of declines in value resulted in a credit of $107,000 in 1998 compared to a charge of $350,000 and $554,000 to real estate operations in 1997 and 1996, respectively. Deterioration in the New England real estate market during the early 1990's led to high levels of other real estate owned and corresponding administrative costs. Gains on sales of other real estate owned totaled $50,000 in 1998, $110,000 in 1997 and $162,000 in 1996. The costs of foreclosing on loans, as well as the administrative costs of maintaining the non-performing assets, correspond with the volume of problem assets and totaled $153,000 in 1998, $757,000 in 1997 and $1.2 million in 1996. See "Financial Condition -- Risk Elements" and Note 1 to the "Consolidated Financial Statements".

     Other income totaled $3.9 million, $3.3 million and $2.7 million in 1998, 1997 and 1996, respectively, and was derived primarily from customer service charges and fees. Deposit account service charges, representing the largest component of such other income, totaled $2.3 million in 1998, $2.0 million in 1997 and $1.8 million in 1996. Loan late charges and other fees increased during 1998 by $296,000 to $703,000, while remaining fairly stable in 1997 and 1996 at $407,000 and $437,000, respectively. The fees recognized in 1998 reflect increases in both appraisal fees and miscellaneous loan fees resulting from the high level of originations. Rental income increased slightly during 1998 to $322,000 and increased in 1997 by 31% due to vacant space becoming fully tenanted. Other income has remained relatively unchanged over the past two years and totaled $577,000 and $559,000, respectively, for 1998 and 1997 and includes income from Liberty Securities, IRA, safe deposit and other miscellaneous charges. See Note 13 to the "Consolidated Financial Statements".

     Non-interest Expense. Non-interest expenses increased $591,000 or 2.7% to $22.6 million in 1998. Non-interest expenses increased $2.2 million or 10.9% to $22.0 million in 1997. The modest increase in 1998 reflects a higher level of capitalized loan origination costs resulting from the high level of originations as well as the Company's continued attempts at cost containment while the increase in 1997 is primarily due to operating a larger institution. This has resulted in higher staffing levels, an increased number of branches and alternative delivery systems, and growth in the number of loans and deposits.

     Salaries and employee benefits, the largest component of non-interest expense, increased $123,000 to $12.0 million in 1998 and increased $1.5 million in 1997 to $11.9 million. The increase in 1998 was primarily due to increased benefits offset by higher levels of capitalized loan origination costs while the increase in 1997 was primarily due to increased staffing, merit increases and increased costs associated with the various benefits programs offered by the Company. See Note 14 to the "Consolidated Financial Statements".

     Office occupancy and equipment increased $87,000 to $3.0 million in 1998 and increased $129,000 in 1997 to $2.9 million. The increased in 1998 was primarily due to increased rental expense resulting from rental increases and more properties leased from third parties. The increase in 1997 was primarily due to an increase in real estate taxes, reflecting an increase in the values of Company owned properties as well as an increase in service maintenance contracts on various equipment owned by the Company. See Note 6 to the "Consolidated Financial Statements".

     Data processing expenses totaled $2.1 million in 1998, $1.9 million in 1997 and $1.7 million in 1996. Data processing expenses increased $157,000 in 1998 and $267,000 in 1997 due to a higher loan and deposit base resulting from the purchase of loans and mortgage loan servicing and internally generated loan and deposit growth. In addition, the introduction of alternative delivery systems, via customers' computers, debit cards and by a telephone service center, have caused overall processing costs to increase in each of the two years. The level of data processing expenses incurred in 1998 and 1997 on behalf of the Company's effort in its Y2K compliance have not been material. See "Financial Condition - Year 2000 Readiness Disclosure".

     Professional fees, including corporate legal and accounting and auditing expenses, totaled $940,000 in 1998, $862,000 in 1997 and $1.3 million in 1996.
Professional fees increased $78,000 in 1998 due to increased consulting and corporate legal expenses. The decline of $466,000 in 1997 was due to a reduction in various consulting services incurred in conjunction with tax planning projects undertaken in 1996.

     Marketing expenses totaled $831,000 in 1998, $988,000 in 1997 and $976,000 in 1996. Marketing expenses decreased $157,000 in 1998 due to a reduction in the number of discretionary promotions as compared to being fairly stable over the prior two years.

     Mortgage banking expenses totaled $606,000 in 1998, $430,000 in 1997 and $406,000 in 1996. Costs included in mortgage banking expenses are commissions and related expenses paid to the mortgage loan originators, net of any deferred origination expenses, and costs associated with servicing the portfolio for outside investors. The expenses increased substantially in 1998 and reflect the increased volume of originations while increasing modestly in 1997 due to a larger servicing portfolio.

     Other operating expenses totaled $3.1 million in 1998, $3.0 million in 1997 and $2.3 million in 1996. The increases of $127,000 in 1998 and $660,000 in 1997 are primarily due to running a larger organization. This is reflected in more loan and deposit accounts, higher staffing levels and more branches and locations in each of the two years. Correspondingly, increases result from higher postage expenses, office supplies and printing costs as well as telephone costs and increased contributions. Included in the other operating expense for 1996 is the recovery of $225,000 from the execution termination agreement, thereby contributing to the significant increase in 1997.

     Federal and State Income Tax Expense. The Company recorded tax expenses of $8.2 million, $7.3 million and $3.1 million in 1998, 1997 and 1996, respectively, and realized effective tax rates of 32%, 36% and 21%, respectively. The increase in 1998 was primarily due to an increase in pretax income offset by $1.1 million tax benefit resulting from the favorable resolution of several tax issues that had previously been fully reserved against. The increase of $4.0 million in 1997 was mainly due to a one time benefit of $2.5 million recorded in 1996, combined with an increase in pretax income in 1997. Recognition of deferred tax assets and liabilities is based on the expected future tax consequences of temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Measurement of deferred tax assets and liabilities is based upon the provision of enacted tax laws and the effects of future changes in tax laws or rates.

     Management believes the existing net deductible temporary differences that give rise to the net deferred income tax asset will reverse in periods in which the Company generates net taxable income. For the years ending December 31, 1998, 1997, and 1996, the Company generated taxable income of approximately $22.1 million, $17.3 million and $9.0 million, respectively. Taxable income differs from pretax book income primarily as a result of loan losses and provision for losses on other real estate owned being recognized in a different period than for book income. The Company recorded a reduction of the valuation allowance of $328,000 in 1998 and $500,000 in both 1997 and 1996. The amount recognized in 1998 was due to the expiration of subsidiary net operating loss carry forwards while the amounts recognized in 1997 and 1996 were due to increased recoverable federal income taxes.

     At December 31, 1998, the net deferred tax asset is supported by recoverable income taxes of approximately $16.8 million. Management believes that the net deferred income tax asset at December 31, 1998 will be realized based upon the significant reduction in the level of non-performing assets over the past several years. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

     See Note 11 to the "Consolidated Financial Statements" for further information.

FINANCIAL CONDITION

     Total assets increased $87.5 million, or 6.6%, to $1,410.2 million at December 31, 1998. The growth in total assets was primarily due to an increase of $71.9 million in total loans. Total assets at December 31, 1997 amounted to $1,322.7 million, an increase of $117.9 million or 9.8% from $1,204.8 million at December 31, 1996, resulting primarily from an increase in total loans of $101.4 million, offset by a modest decline in the investment portfolio.

LOANS

     Total loans at December 31, 1998, prior to the allowance for loan losses, amounted to $1,050.8 million compared with $978.8 million at December 31, 1997, an increase of $71.9 million or 7.3%, primarily due to internally generated loan growth combined with purchases of $22.9 million in residential whole loans. At December 31, 1998, 60.0% of Andover's total loan portfolio consisted of loans with adjustable rates as compared to 67.3% at December 31, 1997.

     The following table shows the composition of the Company's loan portfolio at the dates indicated. The balances shown are net of unadvanced funds, loan premiums or discounts and deferred loan origination fees and costs.

                                                                          AT DECEMBER 31,
                               --------------------------------------------------------------------------------------------------
                                      1998                 1997                1996                1995                1994
                               ------------------    ----------------    ----------------    ----------------    ----------------
                                                                     (DOLLARS IN THOUSANDS)
Real estate loans:
  Residential ...............  $  740,009    70.4%   $715,503    73.1%   $619,955    71.3%   $558,231    72.6%   $452,708    70.2%
  Commercial ................     158,377    15.1     142,617    14.6     136,454    15.7     121,909    15.9     108,725    16.8
  Construction and land .....      56,568     5.4      31,499     3.2      35,001     4.0      18,138     2.4      18,021     2.8
                               ----------   -----    --------   -----    --------   -----    --------   -----    --------   -----
    Total real estate loans..     954,954    90.9     889,619    90.9     791,410    91.0     698,278    90.9     579,454    89.8
                               ----------   -----    --------   -----    --------   -----    --------   -----    --------   -----
Consumer loans:
  Home improvement, second
   mortgage and home equity
   line of credit ...........      55,691     5.3      58,605     6.0      49,670     5.7      43,463     5.6      42,602     6.6
  Other consumer ............       6,160     0.6       9,599     1.0       9,554     1.1       7,707     1.0       9,562     1.5
                               ----------   -----    --------   -----    --------   -----    --------   -----    --------   -----
    Total consumer loans ....      61,851     5.9      68,204     7.0      59,224     6.8      51,170     6.6      52,164     8.1
                               ----------   -----    --------   -----    --------   -----    --------   -----    --------   -----
Commercial loans ............      33,960     3.2      21,000     2.1      19,401     2.2      19,150     2.5      13,419     2.1
                               ----------   -----    --------   -----    --------   -----    --------   -----    --------   -----
  Total loans ...............   1,050,765   100.0%    978,823   100.0%    870,035   100.0%    768,598   100.0%    645,037   100.0%
                                            =====               =====               =====               =====               =====
Allowance for loan losses ...     (10,486)            (12,521)            (12,229)            (11,665)            (12,343)
                               ----------            --------            --------            --------            --------
  Net loans .................  $1,040,279            $966,302            $857,806            $756,933            $632,694
                               ==========            ========            ========            ========            ========

     Total real estate loans increased $65.3 million in 1998 to $955.0 million at December 31, 1998, primarily due to the increase in real estate loan originations of $216.0 million. Origination volumes are sensitive to market rates, particularly in the refinancing arena. As can be determined by the following table, total loan originations were the highest in 1998, the year with the lowest interest rates. Total loan originations were strong in 1997 and 1996 due to a favorable interest rate environment while loan originations dropped in 1995 due to the higher interest rates existing during most of that year.

     Residential loan originations totaled $329.4 million in 1998, $165.3 million in 1997 and $168.3 million in 1996. These originations are not fully reflected in loans outstanding due to the securitization, regular amortization and prepayments of residential real estate loans.

     The majority of the Company's residential loans are underwritten to be eligible for sale in the secondary market. Andover sells most of the eligible 30-year fixed rate loans it originates. A loan which the Company intends to sell may be sold directly or converted into mortgage-backed securities and sold in that form. Residential loans sold directly amounted to $6.1 million in 1998, $3.4 million in 1997 and $1.7 million in 1996. Those sold in the form of mortgage-backed securities held for sale or available for sale totaled $53.3 million, $24.2 million and $37.7 million, respectively, in 1998, 1997 and 1996. The portfolio of residential mortgage loans serviced for others totaled $894.4 million at December 31, 1998, compared to $971.0 million at December 31, 1997 and $877.7 million at December 31, 1996.

The following table shows the composition of the Company's loan originations and loan purchases for the years indicated:

                                                              YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------------
                                                  1998       1997       1996       1995       1994
                                                --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
Retail loans:
  Residential fixed rate loans ..............   $212,248   $ 81,342   $ 89,830   $ 88,990   $ 83,775
  Residential variable rate loans ...........    117,146     83,917     78,453     43,138     96,657
                                                --------   --------   --------   --------   --------
    Total residential originations ..........    329,394    165,259    168,283    132,128    180,432
                                                --------   --------   --------   --------   --------
  Home equity line of credit ................     16,648     22,527     22,063     10,350     14,614
  Other consumer ............................     11,403     11,988      9,497      8,022      5,723
                                                --------   --------   --------   --------   --------
    Total consumer originations .............     28,051     34,515     31,560     18,372     20,337
                                                --------   --------   --------   --------   --------
     Total retail originations ..............    357,445    199,774    199,843    150,500    200,769
                                                --------   --------   --------   --------   --------

Corporate loans:
  Commercial real estate loans ..............     64,662     32,858     32,800     17,991     17,745
  Construction and land loans ...............     51,852     31,800     41,888     31,543     30,498
  Commercial loans ..........................     24,296     18,591     19,732     16,933     10,437
  Lease financing ...........................     13,098        830         --         --         --
                                                --------   --------   --------   --------   --------
    Total corporate originations ............    153,908     84,079     94,420     66,467     58,680
                                                --------   --------   --------   --------   --------

  Residential whole loan purchases ..........     22,875     71,297     32,474     59,878         --
                                                --------   --------   --------   --------   --------

Total loan originations and purchases .......   $534,228   $355,150   $326,737   $276,845   $259,449
                                                ========   ========   ========   ========   ========

     Outstanding commercial loans increased $13.0 million in 1998 to $34.0 million at December 31, 1998. Commercial real estate loans increased $15.8 million in 1998 to $158.4 million at December 31, 1998, while construction and land loan balances increased $25.1 million to $56.6 million in the same period. While originations of corporate loans, comprised of commercial real estate, commercial, construction and land loans and lease financings, are sensitive to the interest rate environment, the capacity for borrowing, current and anticipated economic conditions and real estate values have a more critical role. Origination volume for these loans has increased substantially in 1998, reflecting stabilizing values and the Company's interest in corporate lending. However, due to the highly competitive market for these loans, the origination volume slipped slightly in 1997 but does not represent a reduction in the Company's interest or capacity for these types of loans. Total originations of corporate loans were $153.9 million in 1998, $84.1 million in 1997 and $94.4 million in 1996.

     Loans transferred into real estate owned totaled $773,000, $2.1 million and $1.7 million in 1998, 1997 and 1996, respectively. Commercial real estate, construction and land, commercial loans and lease financings involve significant risks compared with single-family residential mortgage and consumer lending. See
Item 1, "Business -- Lending Activities".

     Consumer loans outstanding decreased 9.3%, or $6.4 million to $61.9 million at December 31, 1998, from $68.2 million at year-end 1997. A large component of the decline during 1998 resulted from the sale of student loans totaling $2.9 million. During 1998, the level of originations for home equity lines of credit decreased due to the strong first mortgage refinance activity. This refinance activity also reduced the outstanding balances on the home equity lines as they would be combined into a single new mortgage. During 1997, the Company continued to aggressively price its home equity lines of credit and was able to keep originations of these loans in excess of $20 million in both 1997 and 1996. Other consumer loans include secured student loans, collateral loans and second mortgage loans. Originations of consumer loans are also sensitive to changes in the interest rate environment.

RISK ELEMENTS

     The following table shows the composition of non-performing assets at December 31:

                                    1998      1997       1996       1995       1994
                                   ------    ------    -------    -------    -------
                                                (DOLLARS IN THOUSANDS)

Nonaccruing loans ..............   $3,240    $7,849    $10,699    $11,627    $14,516
Other real estate owned ........      252       406      1,683      4,158      8,796
                                   ------    ------    -------    -------    -------
     Total non-performing assets   $3,492    $8,255    $12,382    $15,785    $23,312
                                   ======    ======    =======    =======    =======

Total non-performing assets as a
  percentage of total assets ...      0.2%      0.6%       1.0%       1.4%       2.2%

     During 1998, continued progress was made in reducing non-performing assets with a reduction of $4.8 million or 57.7%, primarily due to a reduction of nonaccruing loans. Andover had experienced a sharp increase in the level of non-performing assets and a corresponding rise in foregone income, loan losses and other costs associated with non-performing assets beginning in 1990 due to the deteriorating New England real estate market and economy. A significant portion of Andover's non-performing assets are secured by mixed-use commercial and multi-family real estate located in Lawrence, Massachusetts. This city had been especially hard hit with declining real estate values and increasing vacancies in multi-family, investor-owned properties, which represents the majority of Andover's collateral on troubled loans in Lawrence. Continued deterioration in this market area will adversely impact the collectibility of residential and commercial real estate loans and may result in an increased level of non-performing assets in 1999. At December 31, 1998, approximately $1.3 million of nonaccruing loans were secured by properties located in Lawrence. A majority of the remaining accruing loans at year end in Lawrence were secured by residential properties. The amount of accruing loans secured by properties in Lawrence totaled approximately $52.4 million at December 31, 1998.

     At December 31, 1998, total impaired loans were $2.5 million, of which $809,000 had related allowances of $94,000 and $1.7 million which did not require a related impairment allowance. All of the $2.5 million in impaired loans have been measured using the fair value of the collateral method. During the period ended December 31, 1998, the average recorded value of impaired loans was $4.2 million and the related amount of interest income recognized was $73,000.

     The impact of existing non-performing assets on future interest income will be largely dependent upon converting these assets to earning status, either through a return to performing status or through foreclosure and subsequent disposition of the property. It is expected that the level of foreclosures and related expenses will continue to impact earnings in 1999.

     See Notes 1 and 4 to the "Consolidated Financial Statements" for further information.

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

     The following table shows the composition of nonaccruing loans at December 31:

                                        1998       1997       1996       1995       1994
                                      -------    -------    -------    -------    -------
                                                     (DOLLARS IN THOUSANDS)
Residential real estate ............  $   932    $ 2,436    $ 2,838    $ 3,037    $ 4,232
Commercial real estate .............    2,023      4,866      6,901      7,195      8,004
Construction and land ..............       --         --         79         --        382
Commercial .........................      255        513        727      1,136      1,381
Consumer ...........................       30         34        154        259        517
                                      -------    -------    -------    -------    -------
  Total nonaccrual loans ...........  $ 3,240    $ 7,849    $10,699    $11,627    $14,516
                                      =======    =======    =======    =======    =======

Allowance for loan losses ..........  $10,486    $12,521    $12,229    $11,665    $12,343
                                      =======    =======    =======    =======    =======

Allowance for loan losses as a
  percentage of nonaccruing loans ..    323.6%     159.5%     114.3%     100.3%      85.0%

Allowance for loan losses as a
  percentage of total loans ........      1.0%       1.3%       1.4%       1.5%       1.9%


     During 1998, loans on nonaccrual decreased 58.7% to $3.2 million, throughout all loan categories. Interest income of approximately $803,000 would have been recorded in 1998 on nonaccruing loans if those loans had been on a current basis in accordance with their original terms. Interest income actually recognized in 1998 on nonaccruing loans amounted to approximately $103,000. Additionally, another $209,000 in interest payments were received on nonaccruing loans during 1998 and applied as a reduction of the loan balance instead of as interest income.

     Restructured Loans. A restructured loan is one for which the Bank has modified the terms to provide a temporary reduction in the rate of interest below the prevailing market interest rates at the time of modification and, in most instances, an extension of payments of principal or interest or both due to the deterioration in the financial position of the borrowers. Restructured loans are not returned to performing status until the obligation has performed for a reasonable period of time, its ultimate collectibility is no longer in doubt and is at a market rate of interest. Restructured loans totaled $1.4 million at December 31, 1997. There were no restructured loans at December 31, 1998.

     Other Real Estate Owned. Andover's other real estate owned has consistently declined over the last several years as economic conditions improved. The valuation allowance represents management's estimate of the net fair value of other real estate owned.

     The following table shows the composition of other real estate owned at December 31:

                                    1998     1997     1996      1995      1994
                                    ----    -----    ------    ------    ------
                                              (DOLLARS IN THOUSANDS)

Other real estate owned ..........  $293    $ 641    $1,859    $4,571    $9,511
Valuation allowance ..............   (41)    (235)     (176)     (413)     (715)
                                    ----    -----    ------    ------    ------
  Total other real estate owned ..  $252    $ 406    $1,683    $4,158    $8,796
                                    ====    =====    ======    ======    ======

     All other real estate owned is carried at the lower of the carrying value of the loan or the net fair value of the property. Initial writedowns to net fair value are charged to the allowance for loan losses and totaled $172,000 in 1998, $836,000 in 1997 and $890,000 in 1996. Subsequent provisions for loan losses due to the deterioration in real estate values are charged to real estate operations. During the second quarter of 1998, a credit provision was taken to reduce the valuation allowance in the amount of $107,000 while provisions totaled $350,000 in 1997 and $554,000 in 1996. Gains of $50,000, $110,00 and
$162,000 were recognized on sales of $1.1 million, $3.2 million and $4.0 million in other real estate owned in 1998, 1997 and 1996, respectively.

     Allowance for Loan Losses. The following table summarizes the activity in Andover's allowance for loan losses during the five years ended December 31:

                                           1998        1997        1996        1995        1994
                                         -------     -------     -------     -------     -------
                                                          (DOLLARS IN THOUSANDS)
Balance at beginning of year ..........  $12,521     $12,229     $11,665     $12,343     $13,392
Balance of Acquired Institution .......       --          --          --          --       1,715
Provision (credit) for loan losses ....   (1,705)        983       2,555       1,295          --

Charge-offs:
     Residential real estate ..........     (223)       (767)       (822)     (1,501)     (1,271)
     Commercial real estate ...........     (739)       (920)     (2,208)       (867)     (1,614)
     Construction and land ............       --          --          --         (57)        (41)
     Commercial .......................     (528)        (90)       (100)       (171)       (194)
     Consumer .........................      (10)        (27)       (153)       (171)       (149)
                                         -------     -------     -------     -------     -------
     Total charge-offs ................   (1,500)     (1,804)     (3,283)     (2,767)     (3,269)
                                         -------     -------     -------     -------     -------

Recoveries:
     Residential real estate ..........       80          27          45         120           4
     Commercial real estate ...........      400         142         178         183         141
     Construction and land ............      371         324         588           2          57
     Commercial .......................      289         597         461         461         280
     Consumer .........................       30          23          20          28          23
                                         -------     -------     -------     -------     -------
     Total recoveries .................    1,170       1,113       1,292         794         505
                                         -------     -------     -------     -------     -------

Net charge-offs .......................     (330)       (691)     (1,991)     (1,973)     (2,764)
                                         -------     -------     -------     -------     -------

Balance at end of year ................  $10,486     $12,521     $12,229     $11,665     $12,343
                                         =======     =======     =======     =======     =======
Ratio of net charge-offs to
  average loans outstanding ...........     0.03%       0.08%       0.24%       0.29%       0.48%

     The allowance for loan losses as a percentage of total loans decreased to 1.0% at December 31, 1998, from 1.3% and 1.4% at December 31, 1997 and 1996, respectively, due to a credit for loan losses taken during 1998. Management analyzes the adequacy of the allowance for loan losses on a quarterly basis. See "Results of Operations -- Provision for Loan Losses". Management measures the adequacy of its allowance for loan losses by assigning loans into risk categories based on a loan classification system modelled after the bank regulatory classification system. While management believes that its allowance for loan losses is adequate to cover potential losses, there are uncertainties regarding future events. Deterioration in the real estate market or economy may result in additional nonaccruing loans, charge-offs and a need for provisions for loan losses to maintain an adequate allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Allocation of the allowance for loan losses to the various categories of the portfolio is also made periodically, based on management's judgment in weighing various factors, including the quality of specific loans, the level of nonaccruing loans in the various categories, current economic conditions, trends in delinquencies and prior charge-offs, and the collateral value of the underlying security. Because the allowance for loan losses is based on various estimates, including loan collectibility and real estate values, and includes a high degree of judgment, subsequent changes in the general economic prospects of the borrowers may require changes in those estimates.

     The changes in the allowance allocated to each category of loan directly corresponds to the level of nonaccrual loans and adversely classified loans as well as the level of outstanding loans. Andover historically has experienced lower losses in its residential mortgage loan portfolio and, therefore, allocations applicable to this portfolio are lower.

     The following table summarizes the allocation of the allowance for loan losses at December 31:

                                       1998                1997                1996                1995                1994
                               ------------------- ------------------- ------------------- ------------------- -------------------
                                      LOAN                LOAN                LOAN                LOAN                LOAN
                                    CATEGORY            CATEGORY            CATEGORY            CATEGORY            CATEGORY
                                    AS A % OF           AS A % OF           AS A % OF           AS A % OF           AS A % OF
                                           TOTAL               TOTAL                                  TOTAL               TOTAL
                                AMOUNT     LOAN     AMOUNT     LOAN     AMOUNT     LOAN     AMOUNT    LOAN      AMOUNT     LOAN
LOAN CATEGORY                  ALLOCATED PORTFOLIO ALLOCATED PORTFOLIO ALLOCATED PORTFOLIO ALLOCATED PORTFOLIO ALLOCATED PORTFOLIO
-------------                  --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
                                                                (DOLLARS IN THOUSANDS)
Real Estate:
  Residential ................  $ 2,341      71%    $ 2,399      73%    $ 2,154      71%    $ 1,794      73%    $ 1,855      70%
  Commercial .................    4,425      15       5,526      15       5,952      16       7,381      16       7,633      17
  Construction and land.......    1,256       5         697       3         802       4         549       2         971       3
                                -------     ---     -------     ---     -------     ---     -------     ---     -------     ---
    Total real estate ........    8,022      91       8,622      91       8,908      91       9,724      91      10,459      90
Consumer .....................      365       6         421       7         392       7         344       7         478       8
Commercial ...................      990       3         821       2         848       2       1,201       2       1,113       2
Unallocated ..................    1,109      --       2,657      --       2,081      --         396      --         293      --
                                -------     ---     -------     ---     -------     ---     -------     ---     -------     ---

     Totals ..................  $10,486     100%    $12,521     100%    $12,229     100%    $11,665     100%    $12,343     100%
                                =======     ===     =======     ===     =======     ===     =======     ===     =======     ===

     Notwithstanding the foregoing allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

INVESTMENTS

     Andover's investment portfolio totaled $282.5 million as of December 31, 1998, and $282.6 million as of December 31, 1997. The Company manages the investment portfolio in accordance with an investment policy adopted by the Board of Directors. The primary objectives are to provide interest and dividend income, to ensure adequate liquidity and achieve an acceptable asset/liability gap position while diversifying the asset mix. The investment portfolio is also evaluated in comparison to returns that are earned by the loan portfolio.

     The primary component of the total investment portfolio is mortgage-backed securities, which accounted for 54.2% of total investments at December 31, 1998. The remaining portion of the total investment portfolio consists of U.S. government and federal agency obligations, corporate bonds, short-term investments in federal funds sold, and other investment grade securities. U.S. government and federal agency obligations represent the fastest growing component of the investment portfolio and totaled 25.2% as of December 31, 1998, as compared to 15.6% at year end 1996.

     All of the mortgage-backed securities represent undivided interests in pools of mortgages which have been formed into pass-through securities and sold to investors by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Securities issued by GNMA, a wholly-owned U.S. government corporation, are fully guaranteed as to the timely payment of principal and interest. Securities issued by FHLMC and FNMA, government sponsored corporations, carry each corporation's guarantee as to the timely payment of interest and the ultimate payment of principal. Cash flows from the underlying mortgages of all mortgage-backed securities are passed through to Andover in the form of monthly payments of interest, scheduled principal amortization, and prepayments of mortgage balances. These securities, therefore, have unpredictable cash flows. Due to the strong refinance market experienced in 1998, principal repayments on all mortgaged-backed securities in the investment portfolio totaled $60.4 million in 1998 as compared to $33.3 million in 1997. The approximate market value of adjustable rate mortgage-backed securities included in the investment portfolio totaled $39.0 million at December 31, 1998.

     The carrying amount of callable securities included in investments available for sale and investments held to maturity totaled $30.2 million and $5.5 million, respectively, as of December 31, 1998.

     The following table sets forth information regarding the carrying amounts of the investment portfolio at December 31:

                                                         1998       1997       1996
                                                       --------   --------   --------
                                                               (IN THOUSANDS)

SHORT-TERM INVESTMENTS .............................   $ 16,100   $ 14,150   $ 25,600
                                                       ========   ========   ========

INVESTMENTS AVAILABLE FOR SALE (AT MARKET):
U.S. government and federal agency obligations .....   $ 62,556   $ 55,777   $ 41,740
Other bonds and obligations ........................     37,561     14,573     14,993
                                                       --------   --------   --------
  Total bonds and obligations ......................    100,117     70,350     56,733
                                                       --------   --------   --------

GNMA mortgage-backed securities ....................     35,884     27,793     27,526
FHLMC participation certificates ...................     26,981     36,805     25,103
FNMA pass-through certificates .....................      2,509      4,106      4,763
                                                       --------   --------   --------
Total mortgage-backed securities ...................     65,374     68,704     57,392
                                                       --------   --------   --------
  Total investments available for sale .............   $165,491   $139,054   $114,125
                                                       ========   ========   ========

INVESTMENTS HELD TO MATURITY (AT AMORTIZED COST):
U.S. government and federal agency obligations .....   $  8,526   $ 10,001   $  1,448
Other bonds and obligations ........................      4,545      7,106      9,686
                                                       --------   --------   --------
  Total bonds and obligations ......................     13,071     17,107     11,134
                                                       --------   --------   --------

FHLMC participation certificates ...................     30,207     49,217     63,639
FNMA pass-through certificates .....................     35,435     48,835     57,192
GNMA mortgage-backed securities ....................      2,576      3,383      3,899
Collateralized mortgage obligations ................     19,080     10,021         --
Other asset-backed securities ......................        551        800      1,062
                                                       --------   --------   --------
Total mortgage-backed securities ...................     87,849    112,256    125,792
                                                       --------   --------   --------
  Total investments held to maturity ...............   $100,920   $129,363   $136,926
                                                       ========   ========   ========

  Total investments ................................   $282,511   $282,567   $276,651
                                                       ========   ========   ========

     Debt securities are classified as held to maturity only when there is positive intent and ability to hold them to maturity. Such securities are recorded at amortized cost. Trading securities are debt and equity securities held principally for the purpose of selling in the near term. The Company does not have any securities designated as trading securities. Such securities are recorded at fair value, with unrealized gains and losses recorded in earnings. Investments available for sale are any debt or equity security not classified as either held to maturity or trading securities. Investments available for sale are recorded at their fair value with changes in fair values recorded as a separate component of stockholders' equity, net of related income taxes.

     See Notes 1, 2 and 3 to the "Consolidated Financial Statements" for further information.

     There was an increase in the total unrealized gain of $221,000 in the investment portfolio, from a net unrealized gain of $3.5 million at December 31, 1997 to $3.7 million at December 31, 1998, resulting from a decrease in market interest rates. Changes in interest rates and their impact on the unrealized gain or loss in the investment portfolio are not material factors in the Company's overall investment strategy. This is largely due to the fact that neither the changes nor their impact can be controlled by the Company. Additionally, investment purchases are often match funded by long-term advances in order to achieve a consistent spread on a particular investment.

     The following table presents unrealized gains and losses by major categories of securities at December 31, 1998. The net unrealized gains of $2.1 million on investments available for sale is included in stockholders' equity, net of applicable income taxes at December 31, 1998. At that date, Andover's net unrealized gains on investments held to maturity amounted to $1.6 million.

                                                    UNREALIZED  UNREALIZED
                                                      GAINS       LOSSES
                                                    ----------  ----------
                                                        (IN THOUSANDS)

INVESTMENTS AVAILABLE FOR SALE:
U.S. government and federal agency obligations...    $1,063       $  --
Other bonds and obligations .....................       567          --
Mortgage-backed securities ......................       626        (164)
                                                     ------       -----
  Total investments available for sale ..........     2,256        (164)
                                                     ------       -----

INVESTMENTS HELD TO MATURITY:
U.S. government and federal agency obligations ..    $  141       $  --
Other bonds and obligations .....................        91          --
Mortgage-backed securities ......................     1,406         (46)
                                                     ------       -----
  Total investments held to maturity ............    $1,638       $ (46)
                                                     ======       =====

  Total unrealized gains and losses .............    $3,894       $(210)
                                                     ======       =====

     The following table presents an analysis of the maturity distribution and average yields of investments available for sale and held to maturity at December 31, 1998. Callable investments available for sale and investments held to maturity are shown in the periods corresponding to their scheduled maturity without regard to call dates. Mortgage-backed securities are shown in the periods corresponding to scheduled principal amortization computed based on their weighted average maturities and weighted average rates without regard to prepayments.

                                                                LENGTH OF TIME TO MATURITY
                                    ------------------------------------------------------------------------------------
                                                        AFTER ONE        AFTER FIVE
                                                        YEAR BUT         YEARS BUT
                                        WITHIN           WITHIN            WITHIN           AFTER
                                       ONE YEAR        FIVE  YEARS        TEN YEARS        TEN YEARS          TOTAL
                                    --------------   ---------------   --------------   --------------   ---------------
                                     AMOUNT  YIELD    AMOUNT   YIELD    AMOUNT  YIELD    AMOUNT  YIELD     AMOUNT  YIELD
                                    -------  -----   --------  -----   -------  -----   -------  -----   --------  -----
                                                                      (DOLLARS IN THOUSANDS)

Short-term investments ........     $16,100  4.90%   $     --   .--%   $    --   .--%   $    --   .--%   $ 16,100  4.90%
                                    =======  ====    ========  ====    =======  ====    =======  ====    ========  ====
Investments available for sale:
 Total bonds and obligations ..     $17,643  5.63%   $ 66,744  6.57%   $13,147  6.23%   $ 2,583  6.23%   $100,117  6.35%
 Total mortgage-backed
  securities ..................       2,162  6.61      10,217  6.62     17,190  6.63     35,805  6.20      65,374  6.40
                                    -------  ----    --------  ----    -------  ----    -------  ----    --------  ----
 Total investments
  available for sale ..........     $19,805  5.74%   $ 76,961  6.58%   $30,337  6.46%   $38,388  6.20%   $165,491  6.37%
                                    =======  ====    ========  ====    =======  ====    =======  ====    ========  ====
Investments held to maturity:
 Total bonds and obligations ..     $ 2,014  6.10%   $ 11,057  6.45%   $    --   .--%   $    --   .--%   $ 13,071  6.40%
 Total mortgage-backed
  securities ..................       4,009  6.89      34,891  6.71     31,001  6.98     17,948  6.96      87,849  6.86
                                    -------  ----    --------  ----    -------  ----    -------  ----    --------  ----
 Total investments held
  to maturity .................     $ 6,023  6.63%   $ 45,948  6.65%   $31,001  6.98%   $17,948  6.96%   $100,920  6.80%
                                    =======  ====    ========  ====    =======  ====    =======  ====    ========  ====

Total investments .............     $41,928  5.54%   $122,909  6.60%   $61,338  6.72%   $56,336  6.44%   $282,511  6.44%
                                    =======  ====    ========  ====    =======  ====    =======  ====    ========  ====


DEPOSITS

     Total deposits increased $41.7 million during 1998 to $988.7 million at December 31, 1998, and increased $122.7 million during 1997. The fastest growing component in each of the past two years has been in the savings account balances. The growth of $49.7 million and $52.9 million for 1998 and 1997, respectively, has been primarily due to the introduction of a tiered savings product offering customers a premium rate on balances in excess of $50,000. This premium product represents more than half of the savings account balances. The growth in the balances of demand deposits and NOW accounts reflects the high levels of activity resulting from the refinance activity in the residential mortgages. The decline in each of the past two years in money market accounts is primarily due to a shift in customer preference for the premium savings account.

     In the current low interest rate environment, depositors are shifting from longer maturity term deposits into core deposit accounts without fixed maturities or into shorter maturity term deposits. The Bank believes that this trend will continue into 1999 as long as interest rates remain at these relatively low rates.

     See Note 8 to the "Consolidated Financial Statements" for further information.

     The following table reflects the balance of deposit accounts of Andover at each date indicated and the weighted average interest rates at December 31:

                                               1998                          1997                         1996
                                   ---------------------------   ---------------------------   ----------------------------
                                                      WEIGHTED                      WEIGHTED                      WEIGHTED
                                             PERCENT  AVERAGE              PERCENT  AVERAGE              PERCENT  AVERAGE
                                                OF    INTEREST                OF    INTEREST                OF    INTEREST
                                    AMOUNT    TOTAL     RATE      AMOUNT    TOTAL     RATE      AMOUNT    TOTAL     RATE
                                   --------  -------  --------   --------  -------  --------   --------  -------  ---------
                                                                   (DOLLARS IN THOUSANDS)

Demand deposit accounts .........  $103,029    10.4%     .--%    $ 79,501     8.4%     .--%    $ 60,245     7.3%     .--%
NOW accounts ....................   102,635    10.4     0.79       85,917     9.1     1.02       75,297     9.1     1.01
Money market deposit accounts ...    96,332     9.7     2.77      104,353    11.0     2.96      116,019    14.1     2.90
Savings accounts ................   199,304    20.2     3.19      149,607    15.8     3.61       96,690    11.8     2.87
Variable rate certificates ......     4,463     0.5     4.31        5,182     0.5     5.43        8,459     1.0     5.24
Fixed rate certificates .........   482,893    48.8     5.53      522,422    55.2     5.89      467,601    56.7     5.80
                                   --------   -----              --------   -----              --------   -----
  Total deposits ................  $988,656   100.0%    3.72%    $946,982   100.0%    4.27%    $824,311   100.0%    4.18%
                                   ========   =====     ====     ========   =====     ====     ========   =====     ====

     Deposits are derived from customers who work or reside in the Company's market area and surrounding communities, and from businesses located in that area.

     The following table presents Andover's outstanding time certificates in denominations of $100,000 and over, with remaining maturities at December 31:

     REMAINING TERM TO MATURITY                1998        1997        1996
     --------------------------              -------     -------     -------
                                                     (IN THOUSANDS)
     Three months or less..................  $21,612     $15,085     $15,662
     Over three months to six months.......   24,751       7,413       7,793
     Over six months to twelve months......   23,114      23,953      23,215
     Over twelve months....................   17,711      38,675      25,136
                                             -------     -------     -------
                                             $87,188     $85,126     $71,806
                                             =======     =======     =======

BORROWINGS

     Total borrowings increased $25.1 million during 1998 to $283.8 million at December 31, 1998, from $258.7 million at December 31, 1997 and decreased $15.7 million during 1997. While the Banks continue to rely on borrowed funds as an alternative source of funds to grow interest earning assets, due to the success in generating deposits, the ratio of total borrowings to total assets continues to drop and represents 20% of total assets, down from a high of almost 25% at year end 1995. The weighted average rate on the total borrowed funds dropped to 5.39% at December 31, 1998, from 5.82% at December 31, 1997. This decline reflects the overall decline in market interest rates experienced during 1998.

     The amount of callable advances included in total borrowings totaled $125.0 million as of December 31, 1998. These advances are callable at the discretion of the FHLB of Boston, starting in 1999 and at regular intervals thereafter.

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

     See Notes 9 and 10 to the "Consolidated Financial Statements" for further information.

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

     The following table illustrates the Company's gap position, or the estimated maturity and repricing structure of its interest sensitive assets and interest sensitive liabilities, at December 31, 1998.

                                              1-180      181-365       >1-3        >3-5         5+
                                               DAYS        DAYS        YEARS       YEARS       YEARS       TOTAL
                                             --------    --------    --------    --------    --------   ----------
                                                                   (DOLLARS IN THOUSANDS)
Interest sensitive assets:
 Fixed rate securities ....................  $ 24,915    $ 47,788    $ 87,366    $ 44,454    $ 23,226   $  227,749
 Variable rate securities .................    44,582      10,180          --          --          --       54,762
 Fixed rate loans .........................    40,305      37,913     128,106      94,337     119,151      419,812
 Variable rate loans ......................   179,790     133,898     195,323      84,226      34,476      627,713
 Other interest sensitive assets ..........    27,029          --          --          --          --       27,029
                                             --------    --------    --------    --------    --------   ----------
   Total interest sensitive assets ........   316,621     229,779     410,795     223,017     176,853    1,357,065

Interest sensitive liabilities:
 NOW accounts .............................     9,997       4,729      16,370      12,298      59,241      102,635
 Savings and money market
  deposit accounts ........................    55,291      53,364      91,685      16,581      78,715      295,636
 Certificates of deposit ..................   249,643     131,415      93,647      12,651          --      487,356
 Total borrowed funds .....................    76,761      21,342      58,639      45,110      81,972      283,824
                                             --------    --------    --------    --------    --------   ----------
   Total interest sensitive liabilities ...   391,692     210,850     260,341      86,640     219,928    1,169,451
                                             --------    --------    --------    --------    --------   ----------

Net interest rate sensitivity gap .........  $(75,071)   $ 18,929    $150,454    $136,377    $(43,075)  $  187,614
                                             ========    ========    ========    ========    ========   ==========

Cumulative net interest rate
 sensitivity gap ..........................  $(75,071)   $(56,142)   $ 94,312    $230,689    $187,614
                                             ========    ========    ========    ========    ========
Cumulative net interest rate
 sensitivity gap as a percentage
 of total assets ..........................      (5.3)%      (4.0)%       6.7%       16.4%       13.3%

AT DECEMBER 31, 1997:
Cumulative net interest rate
 sensitivity gap ..........................  $(18,072)   $(23,210)   $(50,901)   $ 45,705    $148,612
                                             ========    ========    ========    ========    ========
Cumulative net interest rate
 sensitivity gap as a percentage
 of total assets ..........................      (1.4)%      (1.8)%      (3.8)%       3.5%       11.2%

     The balance of interest sensitive asset and liability accounts has been allocated among the various periods using common industry techniques and market consensus data. Fixed rate residential mortgage loans are shown in the table in the time period corresponding to scheduled principal amortization and anticipated prepayments using annual conditional prepayment rates that vary from 11.9% to 13.8% at December 31, 1998, as compared with 8.8% to 10.5% at December 31, 1997. Mortgage-backed securities are allocated using annual conditional prepayment rates of 21.2% to 46.9% at December 31, 1998, versus 7.7% to 20.7% at December 31, 1997. All other loans and securities, certificates of deposit and borrowed funds are allocated to the period in which the rates could be next adjusted or to their final contractual maturity for the fixed rate instruments. Substantially all of the callable advances from the FHLB are allocated according to their contractual maturity due to the unlikelihood of their being called by the FHLB given current market interest rates. Other interest sensitive assets include assets held for sale and FHLB stock. Nonaccruing loans have been excluded from both the gap analysis and the market risk analysis.

     A substantial portion of the savings, money market and NOW accounts are considered core deposits by management and, therefore, relatively insensitive to interest rates. In addition, any future changes to the interest rates paid on these accounts are at the sole discretion of management. Despite the foregoing factors, these deposits have been allocated between each time period based on the Banks' own historical experience, or decay rates, in determining the deposit runoff.

     Another method used to measure interest rate risk is the market risk analysis. The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 1998.


                                                            EXPECTED MATURITY DATE AS OF DECEMBER 31, 1998
                                                            ----------------------------------------------
                                                                                                                         FAIR VALUE
                                                                                                                             AT
                                     1999        2000        2001        2002         2003     THEREAFTER    TOTAL        12/31/98
                                     ----        ----        ----        ----         ----     ----------    -----       ----------
                                                                           (DOLLARS IN MILLIONS)

Interest sensitive assets:
Fixed rate securities.............  $ 72.7      $ 47.7      $ 39.7      $ 19.0       $ 25.4      $ 23.2     $  227.7      $  229.3
  Average interest rate...........    6.64%       6.71%       6.70%       6.74%        6.54%       6.49%        6.64%
Variable rate securities..........  $ 29.6      $  8.4      $  6.4      $  3.5       $  1.9      $  5.0     $   54.8      $   54.8
  Average interest rate...........    5.41%       6.02%       6.03%       6.03%        6.03%       6.50%        5.66%
Fixed rate retail loans...........  $ 61.2      $ 53.2      $ 47.9      $ 36.8       $ 36.7      $116.1     $  351.9      $  359.2
  Average interest rate...........    7.16%       7.18%       7.20%       7.13%        7.13%       7.11%        7.15%
Variable rate retail loans........  $ 92.4      $ 77.8      $ 67.8      $ 51.5       $ 40.7      $119.0     $  449.2      $  451.7
  Average interest rate...........    7.17%       7.16%       7.16%       7.20%        7.24%       7.07%        7.19%
Fixed rate corporate loans........  $ 17.1      $ 14.0      $ 12.9      $ 10.4       $ 10.4      $  3.1     $   67.9      $   64.5
  Average interest rate...........    8.52%       8.51%       8.47%       8.42%        8.42%       8.03%        8.46%
Variable rate corporate loans.....  $ 38.9      $ 45.0      $ 30.4      $ 21.6       $ 12.5      $ 30.2     $  178.6      $  184.2
  Average interest rate...........    8.77%       8.78%       8.30%       8.31%        8.19%       9.76%        8.78%
Other interest sensitive assets...  $ 27.0          --          --          --           --          --     $   27.0      $   27.1
  Average interest rate..........     6.59%         --          --          --           --          --         6.59%
                                    ------      ------      ------      ------       ------      ------     --------      --------
Total interest sensitive assets...  $338.9      $246.1      $205.1      $142.8       $127.6      $296.6     $1,357.1      $1,370.8
                                    ======      ======      ======      ======       ======      ======     ========      ========

Interest sensitive liabilities:
NOW accounts......................  $ 14.7      $  8.7      $  7.7      $  6.1       $  6.1      $ 59.3    $   102.6      $  102.6
  Average interest rate...........    0.79%       0.79%       0.79%       0.79%        0.79%       0.79%        0.79%
Savings & money market
   deposit accounts...............  $108.6      $ 49.7      $ 42.0      $  8.3       $  8.3      $ 78.7     $  295.6      $  295.6
  Average interest rate...........    3.37%       3.61%       3.73%       2.09%        2.09%       2.08%        3.05%
Certificates of deposit...........  $381.1      $ 69.9      $ 23.8      $  6.3       $  6.3          --     $  487.4      $  491.9
  Average interest rate...........    5.52%       5.36%       5.86%       5.91%        5.91%         --         5.52%
Total borrowed funds..............  $ 98.1      $ 45.0      $  3.6      $ 29.6       $ 15.5      $ 92.0     $  283.8      $  293.5
  Average interest rate...........    5.37%       5.59%       6.05%       5.80%        5.80%       5.10%        5.39%
                                    ------      ------      ------      ------       ------      ------     --------      --------
Total interest sensitive
  liabilities ....................  $602.5      $173.3      $ 77.1      $ 50.3       $ 36.2      $230.0     $1,169.4      $1,186.6
                                    ======      ======      ======      ======       ======      ======     ========      ========
AS OF DECEMBER 31, 1997:
Total interest sensitive
  assets..........................  $343.2      $191.6      $177.6      $138.1       $ 97.4      $327.0     $1,274.9      $1,281.8
                                    ======      ======      ======      ======       ======      ======     ========      ========
Total interest sensitive
  liabilities.....................  $593.7      $254.8      $ 79.6      $ 51.4       $ 57.0      $ 89.7     $1,126.2      $1,129.0
                                    ======      ======      ======      ======       ======      ======     ========      ========


     Market risk sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments. Expected maturities are contractual maturities adjusted for prepayments of principal. The Company uses certain assumptions to estimate fair values and expected maturities. For interest sensitive assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal using the same ratios used for the gap analysis presented above. However, as mentioned above, the market rise analysis excludes repricing features on all interest sensitive assets. Retail loans include residential and consumer loans while corporate loans are comprised of commercial real estate, commercial, construction and land loans and leases. For interest sensitive liabilities, the same decay rates and contractual maturities used for the gap analysis are used for the market risk analysis. The only difference between the two analyses on the interest sensitive liabilities are the callable features on the FHLB advances, the market risk analysis uses the advances contractual maturity dates in all cases.

     The following table reflects the scheduled maturities of selected loans at December 31, 1998:

                                                       ONE          OVER
                                      LESS THAN      THROUGH        FIVE
                                      ONE YEAR      FIVE YEARS      YEARS         TOTAL
                                      ---------     ----------     -------       -------
                                                        (IN THOUSANDS)

Construction and land loans .........  $34,781       $21,787       $    --       $56,568
Commercial loans ....................   13,210        10,777            --        23,987
                                       -------       -------       -------       -------
                                       $47,991       $32,564       $    --       $80,555
                                       =======       =======       =======       =======


     Of the loans maturing after one year, $21.8 million, or 66.9%, have fixed rates and $10.8 million, or 33.1%, have floating or variable rates.

LIQUIDITY

     The Company's primary source of funds is dividends from its bank subsidiaries. Dividends from the Bank to the Company totaled $9.5 million in 1998, $7.0 million in 1997 and $4.5 million in 1996. ABNH has been limited in its ability to pay dividends during its initial years of operation and did not pay any dividends to the Company for the years ended 1996 through 1998.

     The Company made payments of dividends to stockholders in the amount of $4.5 million, $3.5 million and $2.6 million, respectively, for the years ended December 31, 1998, 1997 and 1996.

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

     At December 31, 1998, the Company had home equity, reserve credit and commercial unadvanced lines of credit totaling $91.7 million. Outstanding commitments to originate loans totaled $26.2 million. Unadvanced portions of construction and land loans amounted to $28.6 million. Standby letters of credit were $2.9 million. Loans sold with recourse totaled $1.9 million. Management believes that its sources of liquidity are sufficient to meet these commitments if and as called upon.

     See Notes 9, 10, 12, 16 and 17 to the "Consolidated Financial Statements" for further information.

     Cash flows provided by operating activities increased by $6.2 million to $20.3 at December 31, 1998, and decreased by $4.6 million to $14.0 million at December 31, 1997. The change in 1998 was primarily attributable to an increase in net income coupled with a credit for loan losses. The change in 1997 was primarily due to a reduced provision for loan losses and an increase in assets held for sale. Cash flows used by investing activities decreased by $54.7 million to $73.9 million during 1998 and increased $46.8 million during 1997 to $128.6 million. The increase in 1998 was due to a reduction in the purchases of whole loans. The increase in 1997 was attributable to a reduction in sales of investments available for sale combined with a $38.8 million increase in whole loans purchased during the year. Cash flows provided by financing activities decreased by $40.9 million to $63.3 million during 1998 due to a smaller increase in deposits. The increase of $23.2 million to $104.2 million during 1997 was mainly attributable to an increase in total deposits.

CAPITAL RESOURCES

     At December 31, 1998, the Company reported total capital of $121.1 million, or 8.6% of total assets as compared to $107.1 million, or 8.1% at December 31, 1997. The Company and the Banks continue to maintain capital ratios in excess of all applicable regulatory minimums.

     The capital position of banks and bank holding companies are regulated by various Federal and state agencies. The following table presents regulatory capital ratios under current regulatory and risk-based capital requirements as of December 31, 1998:

                                    LEVERAGE CAPITAL RATIO      RISK BASED CAPITAL RATIO
                                    ----------------------      ------------------------
                                           TIER 1               TIER 1             TOTAL
                                           ------               ------             -----

Andover Bancorp, Inc...................    8.7%                 14.2%             15.4%
Andover Bank...........................    7.9                  13.0              14.3
Andover Bank NH........................    9.0                  13.3              14.1


     Current minimum regulatory requirements as of December 31, 1998 were 4.0% for the leverage ratio and 4.0% and 8.0%, respectively, for the Tier 1 and total risk based capital ratios. Under the FDIC's prompt corrective action regulations promulgated pursuant to the FDIC Improvement Act of 1991, the Banks have sufficient capital to be considered "well capitalized". Therefore, the Banks are entitled to pay the lowest deposit premium possible.

     See Item 1, "Business -- Supervision and Regulation" and Note 12 to the "Consolidated Financial Statements" for further information.

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

YEAR 2000 READINESS DISCLOSURE

     The statements in the following section include "Year 2000 readiness disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

     This section contains certain statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate", "assume", "plan", and other similar expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when it will complete the modification and testing phases of its Year 2000 project plan as well as its Year 2000 contingency plans; its estimated cost of achieving Year 2000 readiness; and the Company's belief that its internal systems will be Year 2000 compliant in a timely manner. The Company's readiness for the Year 2000, and the eventual effects of the Year 2000 on the Company may be materially different than currently projected. This may be due to, among other things, unanticipated delays and expenses in the completion of the Company's Year 2000 initiative, the availability of qualified personnel and other information technology resources; the ability to identify and remediate all date sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; the failure of its proposed contingency plans, if such contingency plans become necessary, to achieve their desired result and the failure of governmental agencies and third parties with whom the Company has a significant business relationship to achieve Year 2000 readiness.

     The Year 2000 computer software compliance issues affect Andover and many other financial institutions and companies in the U.S. Historically, certain computer programs were written using two digits rather than four to define the applicable years. As a result, software may recognize a date using the two digits "00" as 1900 rather than the year 2000. Computer programs that do not recognize the proper date could generate erroneous data or cause systems to fail.

     The Company started its Year 2000 initiative in early 1997. The Company has completed its assessment of Year 2000 issues, developed a plan, tested its various software information systems, hardware components and non-technology systems and arranged for the required human and financial resources to complete its necessary remediation efforts. The Company has substantially completed the remediating, testing and returning to production all of its critical applications in accordance with its original plan as of December 31, 1998. Testing of the Company's non-critical applications will continue into 1999 and will be completed prior to any anticipated impact of the Year 2000 issue on its operating systems.

     The Company has considered various contingency plans for its critical applications, including the possibility of obtaining alternative vendors or replacement systems. Based on its assessment of their progress to date, the Company has determined to rely on the ability of the Company's service bureau and other critical vendors to achieve Year 2000 readiness. This assessment has included multiple visits with the Company's service bureau, discussions with the other critical vendors, reviewing each vendor's compliance in meeting its own targeted deadlines as well as continuously monitoring each vendor by the Company. In addition, the Company has actively participated in the testing of its critical applications in conjunction with its significant vendors. However, contingency plans beyond this reliance on vendor compliance have not been established in the event that these critical vendors are unable to achieve Year 2000 readiness.

     The Company has worked on a number of alternative solutions for their non-technology systems such as heat, electric and telephone services. This has involved seeking alternative vendors and sources such as generators to provide heat in case of an electric failure or cellular phones in lieu of traditional phone lines. Should the Company's worst case scenario, the loss of electric power, occur, the Company will have in place an electric generator at its main office. This will allow the Company to continue to run its core operating system. Transactions that would be performed at a number of the Company's locations would then have to be transported to the main office for input. This would continue until such time as normal electric power is restored.

     The Company will continue to utilize both internal and external resources to update, or replace, develop and test all software information systems and hardware components for Year 2000 modifications. Included in other noninterest expenses are charges incurred in connection with the modification or replacement of software and hardware in order for the Company's computer systems to properly recognize the Year 2000 expenses. The expenses incurred and hardware capitalized totaled approximately $250,000 for the year ended December 31, 1998. The Company expects that the majority of the costs that will be incurred (as discussed below) will be to replace or upgrade existing hardware and software which will be capitalized and amortized in accordance with the Company's existing accounting policy while miscellaneous consulting, maintenance and modification costs will be expensed as incurred.

     The Company continues to evaluate the estimated costs associated with achieving Year 2000 readiness based on its experience to date. Based on current estimates, the remaining costs of its efforts to achieve Year 2000 readiness are not expected to exceed $400,000. However, no assurance can be given that the Company or the third party vendors to whom the Company outsources its information systems will solve such issues in a successful and timely fashion or that the costs of such efforts will not exceed current estimates. If the Company does not solve such issues, or does not do so in a timely manner, the Year 2000 issue could have a material adverse impact on the Company's business, future operating results and financial condition.

     Bank regulatory agencies have issued guidance under which they are assessing Year 2000 readiness. The failure of a financial institution, such as Andover, to take appropriate action to address Year 2000 issues may result in enforcement actions which could have a material adverse effect on such institution, result in the imposition of civil money penalties, or result in the delay of applications seeking to acquire other entities or otherwise expand the institution's activities.

RECENT ACCOUNTING DEVELOPMENTS

     In June, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes new accounting and reporting standards for derivative instruments. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement is effective for financial statements issued for all quarters of all fiscal years beginning after June 15, 1999. Early application is encouraged but restatement of prior periods is prohibited. SFAS 133 is not expected to have a material impact on the Consolidated Financial Statements of the Company.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

Independent Auditors' Report.............................................     35

Consolidated Balance Sheets as of December 31, 1998 and 1997.............     36

Consolidated Statements of Operations for each of the years
  ended December 31, 1998, 1997 and 1996.................................     37

Consolidated Statements of Changes in Stockholders' Equity for
  each of the years ended December 31, 1998, 1997 and 1996...............     38

Consolidated Statements of Cash Flows for each of the years
  ended December 31, 1998, 1997 and 1996.................................  39-40

Notes to Consolidated Financial Statements...............................  41-64

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders
ANDOVER BANCORP, INC.:

     We have audited the accompanying consolidated balance sheets of Andover Bancorp, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Andover Bancorp, Inc. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



Boston, Massachusetts
January 14, 1999


                                             /s/ KPMG PEAT MARWICK LLP
                                             ----------------------------------
                                             KPMG Peat Marwick

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997


                                                                                     1998              1997
                                                                                  ----------        ----------
                                                                                       (IN THOUSANDS)

                                     ASSETS

Cash and due from banks (note 17) .............................................   $   29,337        $   21,586
Short-term investments (note 3) ...............................................       16,100            14,150
                                                                                  ----------        ----------
  Cash and cash equivalents ...................................................       45,437            35,736
                                                                                  ----------        ----------
Assets held for sale, at lower of cost or market (note 2) .....................       11,282             5,537
Investments available for sale (amortized costs of $163,399 in 1998
  and $137,175 in 1997) (notes 3, 9 and 10) ...................................      165,491           139,054
Investments held to maturity (market value $102,512 in 1998 and
  $130,947 in 1997) (notes 3, 9 and 10) .......................................      100,920           129,363
Loans (notes 4 and 10) ........................................................    1,050,765           978,823
Allowance for loan losses (note 4) ............................................      (10,486)          (12,521)
                                                                                  ----------        ----------
     Net loans ................................................................    1,040,279           966,302
                                                                                  ----------        ----------
Mortgage servicing assets, net (note 5) .......................................        8,956             9,500
Other real estate owned, net ..................................................          252               406
Premises and equipment, net (note 6) ..........................................        9,255             9,593
Accrued interest receivable ...................................................        7,432             7,567
Stock in FHLB of Boston, at cost (notes 7 and 10) .............................       15,747            15,747
Net deferred income taxes receivable (note 11) ................................        2,925             1,832
Other assets ..................................................................        2,271             2,108
                                                                                  ----------        ----------
          Total assets ........................................................   $1,410,247        $1,322,745
                                                                                  ==========        ==========


                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:

     Deposits (note 8) ........................................................   $  988,656        $  946,982
     Securities sold under agreements to repurchase (note 9) ..................       16,332            10,171
     Federal Home Loan Bank advances (note 10) ................................      267,492           248,561
     Mortgagors' escrow accounts ..............................................        2,819             2,478
     Income taxes payable (note 11) ...........................................        7,631             2,250
     Accrued expenses and other liabilities ...................................        6,175             5,224
                                                                                  ----------        ----------
          Total liabilities ...................................................    1,289,105         1,215,666
                                                                                  ----------        ----------
Commitments and contingencies (notes 6 and 17)
Stockholders' equity (notes 12 and 14):
     Serial preferred stock, $0.10 par value per share;
       3,000,000 shares authorized, none issued ...............................           --                --
     Common stock, $0.10 par value per share; 15,000,000 shares authorized; 6,520,012 and 6,459,898 shares issued in 1998
       and 1997, respectively .................................................          652               517
     Additional paid-in capital ...............................................       60,507            59,619
     Retained earnings ........................................................       58,716            45,814
     Accumulated other comprehensive income (notes 3 and 11) ..................        1,267             1,129
                                                                                  ----------        ----------
          Total stockholders' equity ..........................................      121,142           107,079
                                                                                  ----------        ----------
          Total liabilities and stockholders' equity ..........................   $1,410,247        $1,322,745
                                                                                  ==========        ==========


The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 1998, 1997 and 1996

                                                                             1998          1997            1996
                                                                           -------        -------        -------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Interest and dividend income:
  Loans ..............................................................     $77,358        $70,861        $64,569
  Mortgage-backed securities .........................................      11,711         12,362         13,304
  Investment securities ..............................................       6,320          5,753          4,436
  Dividends on equity securities (note 7) ............................       1,020          1,030            944
  Short-term investments .............................................         837            746            570
                                                                           -------        -------        -------
    Total interest and dividend income ...............................      97,246         90,752         83,823
                                                                           -------        -------        -------
Interest expense:
  Deposits (note 8) ..................................................      39,137         38,251         31,692
  Federal Home Loan Bank advances ....................................      15,300         13,315         16,054
  Securities sold under agreements to repurchase .....................         578            481            783
                                                                           -------        -------        -------
    Total interest expense ...........................................      55,015         52,047         48,529
                                                                           -------        -------        -------
    Net interest and dividend income .................................      42,231         38,705         35,294
Provision (credit) for loan losses (note 4) ..........................      (1,705)           983          2,555
                                                                           -------        -------        -------
    Net interest and dividend income after provision
      (credit) for loan losses .......................................      43,936         37,722         32,739
                                                                           -------        -------        -------
Non-interest income:
  Net gains from sales of assets held for sale (note 2) ..............         653            264            421
  Net gains (losses) from sales and redemptions
    of investments available for sale (note 3) .......................          17            158           (686)
  Mortgage banking income (loss), net (note 5) .......................        (389)         2,015          2,095
  Gains (losses) on real estate operations, net ......................          14           (971)        (1,542)
  Other income (note 13) .............................................       3,891          3,292          2,709
                                                                           -------        -------        -------
    Total non-interest income ........................................       4,186          4,758          2,997
                                                                           -------        -------        -------
Non-interest expense:
  Salaries and employee benefits (note 14) ...........................      12,009         11,886         10,346
  Office occupancy and equipment (note 6) ............................       2,972          2,885          2,756
  Data processing ....................................................       2,090          1,933          1,666
  Professional fees ..................................................         940            862          1,328
  Marketing ..........................................................         831            988            976
  Mortgage banking expense ...........................................         606            430            406
  Other operating expense ............................................       3,129          3,002          2,342
                                                                           -------        -------        -------
    Total non-interest expense .......................................      22,577         21,986         19,820
                                                                           -------        -------        -------
    Income before income tax expense and extraordinary item ..........      25,545         20,494         15,916
Income tax expense (note 11) .........................................       8,159          7,288          3,264
                                                                           -------        -------        -------
    Income before extraordinary item .................................      17,386         13,206         12,652
Extraordinary item, net of tax (notes 10 and 11) .....................          --             --           (173)
                                                                           -------        -------        -------
    Net income .......................................................     $17,386        $13,206        $12,479
                                                                           =======        =======        =======

Average number of common shares outstanding, basic ...................       6,482          6,434          6,381
Average number of common shares outstanding, diluted .................       6,697          6,629          6,503
Basic earnings per share:

  Income per share before extraordinary item .........................     $  2.68        $  2.05        $  1.98
  Extraordinary item per share, net of tax ...........................          --             --          (0.03)
                                                                           -------        -------        -------
  Net income per share ...............................................     $  2.68        $  2.05        $  1.95
                                                                           =======        =======        =======
Diluted earnings per share:

  Income per share before extraordinary item .........................     $  2.60        $  1.99        $  1.95
  Extraordinary item per share, net of tax ...........................          --             --          (0.03)
                                                                           -------        -------        -------
  Net income per share ...............................................     $  2.60        $  1.99        $  1.92
                                                                           =======        =======        =======


The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 1998, 1997 and 1996

                                                                                               ACCUMULATED
                                                                                                 OTHER         TOTAL
                                                         ADDITIONAL                              COMPRE-       STOCK-
                                              COMMON      PAID-IN       RETAINED     TREASURY    HENSIVE       HOLDERS'
                                               STOCK      CAPITAL       EARNINGS      STOCK      INCOME        EQUITY
                                              ------     ----------     --------     --------  -----------     -------
                                                                         (IN THOUSANDS)

Balance at December 31, 1995 ................ $   515     $ 71,515      $26,183      $(13,247)     $  199      $ 85,165

Comprehensive income:
  Net income ................................      --           --       12,479            --          --        12,479
  Other comprehensive income, net of tax:
  Unrealized holding gains arising during
    the period, net of taxes of $215 ........      --           --           --            --         929           929
  Realized losses included in net
    income, net of taxes of $(141) ..........      --           --           --            --        (827)         (827)
                                                                                                               --------
    Total comprehensive income ..............                                                                    12,581
  Dividends declared and paid
    ($0.40 per share) .......................      --           --       (2,553)           --          --        (2,553)
  Stock options exercised (note 14) .........      --           41           --           612          --           653
  Stock dividend ............................      --      (12,334)          --        12,334          --            --
                                              -------     --------      -------      --------      ------      --------
Balance at December 31, 1996 ................     515       59,222       36,109          (301)        301        95,846

Comprehensive income:

  Net income ................................      --           --       13,206            --          --        13,206
  Other comprehensive income, net of tax:
  Unrealized holding gains arising during
    the period, net of taxes of $493 ........      --           --           --            --         726           726
  Realized gains included in
    net income, net of taxes of $56 .........      --           --           --            --         102           102
                                                                                                               --------
    Total comprehensive income ..............                                                                    14,034
  Dividends declared and paid
    ($0.54 per share) .......................      --           --       (3,501)           --          --        (3,501)
  Stock options exercised (note 14) .........       2          397           --           301          --           700
                                              -------     --------      -------      --------      ------      --------
Balance at December 31, 1997 ................     517       59,619       45,814            --       1,129       107,079

Comprehensive income:
  Net income ................................      --           --       17,386            --          --        17,386
  Other comprehensive income, net of tax:
  Unrealized holding gains arising during
    the period, net of taxes of $70 .........      --           --           --            --         126           126
  Realized gains included in
    net income, net of taxes of $5 ..........      --           --           --            --          12            12
                                                                                                               --------
    Total comprehensive income ..............                                                                    17,524
  Dividends declared and paid
    ($0.69 per share) .......................      --           --       (4,484)           --          --        (4,484)
  Par value adjustment for stock split ......     130         (130)          --            --          --            --
  Stock options exercised (note 14) .........       5        1,018           --            --          --         1,023
                                              -------     --------      -------      --------      ------      --------
Balance at December 31, 1998 ................ $   652     $ 60,507      $58,716      $     --      $1,267      $121,142
                                              =======     ========      =======      ========      ======      ========



The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1998, 1997 and 1996


                                                                         1998            1997           1996
                                                                         ----            ----           ----
                                                                                    (IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income .....................................................  $  17,386      $  13,206      $  12,479
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Provision (credit) for loan losses .............................     (1,705)           983          2,555
     Net (gains) losses on sales and provisions
       for other real estate owned ..................................       (157)           240            392
     Net (gains) losses from sales and redemptions of
       investments available for sale ...............................        (17)          (158)           686
     Net gains from sales of assets held for sale ...................       (653)          (264)          (421)
     Depreciation and amortization ..................................      1,362          1,397          1,396
     Amortization of fees, discounts and premiums, net ..............        541            405            412
     Deferred income taxes ..........................................     (1,168)        (1,008)          (618)
     (Increase) decrease in:
       Assets held for sale .........................................     (5,092)        (3,053)         1,232
       Accrued interest receivable ..................................        135           (403)            --
       Mortgage servicing assets ....................................      3,110          1,592            741
       Other assets .................................................       (163)         1,371           (664)
     Increase (decrease) in:
       Mortgagors' escrow accounts ..................................        341            184         (1,232)
       Accrued income taxes payable .................................      5,381           (320)         1,181
       Accrued expenses and other liabilities .......................        951           (150)           438
                                                                       ---------      ---------      ---------
          Net cash provided by operating activities .................     20,252         14,022         18,577
                                                                       ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment and mortgage-backed securities available for sale:
       Purchases ....................................................    (60,624)       (50,979)      (100,311)
       Proceeds from sales ..........................................      3,017         14,658         86,641
       Proceeds from maturities and redemptions .....................      4,000          3,000          6,023
       Principal repayments .........................................     26,989          9,889          8,174
     Investment and mortgage-backed securities held to maturity:
       Purchases ....................................................    (15,058)       (18,571)        (2,991)
       Proceeds from maturities and redemptions .....................     10,000          2,500          6,000
       Principal repayments .........................................     33,416         23,449         27,008
     Net change FHLB stock ..........................................         --             --         (2,576)
     Purchases of whole loans .......................................    (22,875)       (71,297)       (32,474)
     Purchases of mortgage servicing assets .........................     (2,566)        (3,086)        (2,138)
     Net increase in loans ..........................................    (50,215)       (40,454)       (76,855)
     Capital expenditures on premises and equipment, net ............     (1,024)          (796)        (2,053)
     Proceeds from sales of other real estate owned .................      1,084          3,182          3,958
     Capital expenditures on other real estate owned ................         --            (54)          (128)
                                                                       ---------      ---------      ---------
          Net cash used by investing activities .....................    (73,856)      (128,559)       (81,722)
                                                                       ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase in deposits .......................................     41,674        122,671         81,106
     Net increase (decrease) in securities sold
       under agreements to repurchase ...............................      6,161          7,338         (6,379)
     Proceeds from issuance of FHLB advances ........................    310,100        293,514        450,469
     Principal repayments of FHLB advances ..........................   (291,169)      (316,538)      (442,298)
     Dividends paid .................................................     (4,484)        (3,501)        (2,553)
     Stock options exercised ........................................      1,023            700            653
                                                                       ---------      ---------      ---------
          Net cash provided by financing activities .................     63,305        104,184         80,998
                                                                       ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents ................      9,701        (10,353)        17,853
Cash and cash equivalents, beginning of year ........................     35,736         46,089         28,236
                                                                       ---------      ---------      ---------
Cash and cash equivalents, end of year ..............................  $  45,437      $  35,736      $  46,089
                                                                       =========      =========      =========


Statement continued on next page.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                  Years ended December 31, 1998, 1997 and 1996

                                                                                 1998        1997        1996
                                                                                -------     -------     -------
                                                                                        (IN THOUSANDS)

Supplemental disclosures of cash flow information:
     Cash paid during the year for:
          Interest ...........................................................  $55,191     $52,129     $48,787
          Income taxes .......................................................    4,010       7,866       3,355
     Cash received during the year for:
          Income taxes .......................................................      397          --         585

Supplemental noncash investing and financing activities:
     Conversion of real estate loans to mortgage-backed
       securities held for sale or investments available for sale ............   53,300      24,068      37,676
     Transfer of loans to other real estate owned ............................      773       2,091       1,747









































The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


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

     The accounting and reporting policies of Andover Bancorp, Inc. and subsidiaries conform with generally accepted accounting principles and general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to change relate to the allowance for loan loss and the valuation of mortgage servicing assets. The following is a summary of the more significant accounting policies.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Andover Bancorp, Inc. and its subsidiaries, including its principal subsidiaries Andover Bank and Andover Bank NH. All intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation for comparative purposes. Such reclassifications had no effect on net income. In addition, the Company is reporting its results as one operating segment.

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

     Since 1996, the Company has recognized a servicing asset based on an allocation of the carrying amount of the assets sold between the asset sold and the servicing obligation and other retained interests using the relative fair value of the assets sold to the interests retained. These capitalized mortgage loan servicing rights are a significant component of the net gains from sales of assets held for sale income category.

     Mortgage loan servicing rights purchased or originated are amortized against mortgage banking income using a method which approximates the level yield method in proportion to, and over the period of, estimated net servicing income. Prepayment experience on each mortgage servicing asset is reviewed periodically, and, when actual prepayments exceed estimated prepayments, the balance of the mortgage servicing asset is adjusted by a charge to the valuation allowance. On a regular basis, the mortgage servicing assets are assessed for impairment based on the fair value of such rights. The fair value is estimated using market prices when available or, alternatively, using a valuation model that calculates the present value of future servicing asset cash flows using discount rates and prepayment assumptions that management believes market participants would use. Any impairment in the fair value of those mortgage servicing assets is recognized by a charge to the valuation allowance. The risk characteristics of the underlying loans used to measure impairment of originated and purchased mortgage loan servicing rights include the loan type, interest rate, loan origination date, term to maturity and geographic location.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


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

     The allowance is an amount that management believes will be adequate for loan losses based on evaluations of collectibility and prior loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans and current and anticipated economic conditions that may affect the borrower's ability to pay. A substantial portion of the Banks' loans are secured by real estate in Massachusetts and New Hampshire. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in these areas.

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


     Impaired loans are commercial, commercial real estate, and individually significant mortgage and consumer loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans", although the two categories overlap. Nonaccrual loans include impaired loans and are those on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have been contractually past due 90 days. The Company may choose to place a loan on nonaccrual status due to payment delinquency, while not classifying the loan as impaired due to insignificant payment delays and insignificant shortfalls in payment amounts. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate and its recorded value, or, as a practical expedient in the case of collateral dependent loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Loan restructurings at below current market rates are reported as impaired loans and impairment is measured as described above using the loan's pre-modification rate of interest. Income received on impaired loans is recognized in income similar to nonaccrual loans.

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


Employee Benefits

     The Company accounts for pension and postretirement benefits on the net periodic cost method for financial reporting purposes. This method recognizes the compensation cost of any employee's benefit over that employee's approximate service period.

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 amends disclosure requirements related to pension and other postretirement benefits previously required under SFAS No. 87, 88 and 106. SFAS 132 does not change the measurement or recognition of these plans. See footnote 14 for the expanded disclosures required by SFAS 132.

     The Company continues to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). For companies that elect to continue using APB 25, SFAS 123 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based compensation that is encouraged by SFAS 123. See footnote 14 for the expanded disclosures required by SFAS 123 regarding pro forma net income and earnings per share.

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

     Additionally, all earnings per share, dividends and share information have been retroactively adjusted for the periods prior to June 30, 1998 to reflect a 25% stock split distributed in May, 1998.

     A reconciliation of the common shares outstanding for the three years ended December 31, follows:


                                                                    1998     1997     1996
                                                                    ----     ----     ----
                                                                        (IN THOUSANDS)


Average number of common shares outstanding, basic................  6,482    6,434    6,381
Dilutive impact of stock options..................................    215      195      122
                                                                    -----    -----    -----
Average number of common shares outstanding, diluted..............  6,697    6,629    6,503



     The numerator in the earnings per common share calculation is net income, as reported, for both the basic and dilutive calculations.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


(2)  ASSETS HELD FOR SALE

     The composition of assets held for sale at December 31 follows:

                                            1998                      1997
                                     ------------------        ------------------
                                     AMORTIZED    FAIR         AMORTIZED    FAIR
                                       COST       VALUE          COST       VALUE
                                     ---------    -----        ---------    -----
                                                    (IN THOUSANDS)

Loans..............................   $11,282   $11,314         $5,537     $5,624
                                      =======   =======         ======     ======


     Proceeds from sales, realized and net unrealized gains and losses on assets held for sale for the years ended December 31, follow:

                                                 1998           1997        1996
                                                 ----           ----        ----
                                                           (IN THOUSANDS)

Proceeds from sales..........................   $60,082       $27,732     $39,839
Realized gains on sales......................       870           498         829
Realized losses on sales.....................       217           260         382
Net unrealized gains (losses)................        --            26         (26)


     Included in the realized gains on sales are the capitalized originated mortgage servicing rights of $726,000, $447,000 and $423,000, respectively, for each of the three years ended December 31.

(3)  INVESTMENTS

     The amortized cost and approximate fair value of the investment portfolio at December 31 follow:

                                                            1998                                      1997
                                        -------------------------------------------   -------------------------------------------
                                                      GROSS         GROSS                            GROSS       GROSS
                                        AMORTIZED   UNREALIZED   UNREALIZED   FAIR    AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                          COST        GAINS        LOSSES     VALUE      COST        GAINS        LOSSES    VALUE
                                        --------    ----------   ----------   -----   ---------   ----------   ----------  -------
                                                                             (IN THOUSANDS)

SHORT-TERM INVESTMENTS:
Federal funds sold ...................  $ 16,100      $   --       $  --    $ 16,100   $ 14,150     $   --       $  --    $ 14,150
                                        ========      ======       =====    ========   ========     ======       =====    ========
INVESTMENTS AVAILABLE FOR SALE:
U.S. government and federal
  agency obligations .................  $ 61,493      $1,063       $  --    $ 62,556   $ 54,869      $  912      $  (4)   $ 55,777
Other bonds and obligations ..........    36,994         567          --      37,561     14,405         168         --      14,573
FHLMC participation certificates .....    26,465         516          --      26,981     36,329         476         --      36,805
FNMA pass-through certificates .......     2,538          --         (29)      2,509      4,012          94         --       4,106
GNMA mortgage-backed securities ......    35,909         110        (135)     35,884     27,560         236         (3)     27,793
                                        --------      ------       -----    --------   --------      ------      -----    --------
                                        $163,399      $2,256       $(164)   $165,491   $137,175      $1,886      $  (7)   $139,054
                                        ========      ======       =====    ========   ========      ======      =====    ========
INVESTMENTS HELD TO MATURITY:
U.S. government and federal
  agency obligations .................  $  8,526      $  141       $  --    $  8,667   $ 10,001      $   46      $  --    $ 10,047
Other bonds and obligations ..........     4,545          91          --       4,636      7,106          86         (2)      7,190
FHLMC participation certificates .....    30,207         658          --      30,865     49,217         837        (37)     50,017
FNMA pass-through certificates .......    35,435         632         (19)     36,048     48,835         724       (213)     49,346
GNMA mortgage-backed securities ......     2,576          74          --       2,650      3,383          81         --       3,464
Collateralized mortgage obligations ..    19,080          42         (23)     19,099     10,021          75         --      10,096
Other asset-backed securities ........       551          --          (4)        547        800          --        (13)        787
                                        --------      ------       -----    --------   --------      ------      -----    --------
                                        $100,920      $1,638       $ (46)   $102,512   $129,363      $1,849      $(265)   $130,947
                                        ========      ======       =====    ========   ========      ======      =====    ========
  Total investments ..................  $280,419      $3,894       $(210)   $284,103   $280,688      $3,735      $(272)   $284,151
                                        ========      ======       =====    ========   ========      ======      =====    ========


                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996


     Proceeds from sales, realized gains and losses on investments available for sale for the years ended December 31, follow:

                                                                  1998        1997        1996
                                                                  ----        ----        ----
                                                                         (IN THOUSANDS)

Proceeds from sales...........................................  $ 3,017      $14,658     $86,641
Realized gains on sales and redemptions.......................       17          199         236
Realized losses on sales and redemptions......................       --           41         922


     There were no sales of investments held to maturity in 1998, 1997 and 1996.

     The amortized cost and fair value of mortgage-backed and asset-backed securities available for sale and held to maturity at December 31 follow:


                                                         1998                                           1997
                                      --------------------------------------------    -----------------------------------------
                                       AVAILABLE FOR SALE        HELD TO MATURITY      AVAILABLE FOR  SALE     HELD TO MATURITY
                                      --------------------     -------------------    --------------------    -----------------
                                      AMORTIZED      FAIR      AMORTIZED     FAIR     AMORTIZED      FAIR     AMORTIZED    FAIR
                                        COST         VALUE       COST        VALUE       COST        VALUE      COST      VALUE
                                      ---------      -----     ---------     -----    ---------      -----    ---------   -----
                                                                               (IN THOUSANDS)

Mortgage-backed and asset-backed
  securities........................  $64,912      $65,374     $87,849     $89,209     $67,901     $68,704   $112,256  $113,710
                                      =======      =======     =======     =======     =======     =======   ========  ========

The amortized cost and fair value of adjustable rate investments available for sale and held to maturity by type at December 31 follow:

                                                         1998                                           1997
                                      --------------------------------------------    -----------------------------------------
                                       AVAILABLE FOR SALE        HELD TO MATURITY      AVAILABLE FOR  SALE     HELD TO MATURITY
                                      --------------------     -------------------    --------------------    -----------------
                                      AMORTIZED      FAIR      AMORTIZED     FAIR     AMORTIZED      FAIR     AMORTIZED    FAIR
                                        COST         VALUE       COST        VALUE       COST        VALUE      COST      VALUE
                                      ---------      -----     ---------     -----    ---------      -----    ---------   -----
                                                                               (IN THOUSANDS)

FHLMC participation certificates ....  $   594     $   617       $  --      $  --     $   881     $   925     $   --     $   --
FNMA pass-through certificates ......    2,538       2,509          --         --       4,012       4,106      2,869      2,951
GNMA mortgage-backed securities .....   35,909      35,884          --         --      27,560      27,793         --         --
                                       -------     -------       -----      -----     -------     -------     ------     ------
                                       $39,041     $39,010       $  --      $  --     $32,453     $32,824     $2,869     $2,951
                                       =======     =======       =====      =====     =======     =======     ======     ======


     The carrying amounts of callable securities included in investments available for sale and investments held to maturity totaled $30,200,000 and $5,521,000 in 1998 and $37,038,000 and $10,001,000 in 1997, respectively.

     The maturity distribution of investments available for sale and held to maturity at December 31 follows:

                                                 1998                                                1997
                              ---------------------------------------------    --------------------------------------------
                               AVAILABLE FOR SALE        HELD TO MATURITY       AVAILABLE FOR  SALE      HELD TO MATURITY
                              --------------------     --------------------    --------------------    --------------------
                              AMORTIZED      FAIR      AMORTIZED      FAIR     AMORTIZED      FAIR     AMORTIZED       FAIR
                                COST         VALUE       COST         VALUE       COST        VALUE      COST         VALUE
                              ---------      -----     ---------      -----    ---------      -----    ---------      -----
                                                                         (IN THOUSANDS)

Within 1 year ..............  $ 19,670    $ 19,805     $  6,023    $  6,099     $  6,622   $  6,673     $  8,160   $  8,241
1 to 5 years ...............    75,485      76,961       45,948      46,529       77,743     78,945       39,043     39,489
5 to 10 years ..............    29,931      30,337       31,001      31,604       21,168     21,429       44,739     45,334
Over 10 years ..............    38,313      38,388       17,948      18,280       31,642     32,007       37,421     37,883
                              --------    --------     --------    --------     --------   --------     --------   --------
                              $163,399    $165,491     $100,920    $102,512     $137,175   $139,054     $129,363   $130,947
                              ========    ========     ========    ========     ========   ========     ========   ========

----------
Maturities of mortgage-backed securities are based on contractual maturities with scheduled amortization. Actual maturities will differ from contractual maturities due to prepayments.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1998, 1997 and 1996


     Securities pledged at December 31 follow:

                                                                                                                SECURITIES SOLD
                                                                                           CUSTOMER            UNDER AGREEMENTS
                                                            GOVERNMENT DEPOSITS     REPURCHASE  AGREEMENTS       TO REPURCHASE
                                                            -------------------     ----------------------     ------------------
                                                            AMORTIZED     FAIR      AMORTIZED        FAIR      AMORTIZED    FAIR
                                                              COST        VALUE       COST           VALUE       COST       VALUE
                                                            ---------     -----     ---------        -----     ---------    -----
                                                                                          (IN THOUSANDS)

AT DECEMBER 31, 1998
FHLMC participation certificates ..........................   $500       $  508      $    --       $    --      $    --   $    --
GNMA mortgage-backed securities available for sale ........     --           --       10,746        10,698           --        --
U.S. government obligations available for sale ............     --           --           --            --       10,088    10,087

AT DECEMBER 31, 1997
Fixed rate bonds available for sale .......................    999        1,024           --            --           --        --
GNMA mortgage-backed securities available for sale ........     --           --        8,994         9,019           --        --
U.S. government obligations available for sale ............     --           --           --            --        5,035     5,119


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

     The composition of loans, shown net of unadvanced funds, loan premiums or discounts and deferred loan origination fees and costs, at December 31 follows:

                                                         1998             1997
                                                         ----             ----
                                                            (IN  THOUSANDS)

Real estate loans:
     Residential ...................................  $  740,009        $715,503
     Commercial ....................................     158,377         142,617
     Construction and land .........................      56,568          31,499
                                                      ----------        --------
          Total real estate loans ..................     954,954         889,619
                                                      ----------        --------

Consumer loans:

     Home improvement, second mortgage and
       home equity line of credit ..................      55,691          58,605
     Personal ......................................       2,557           3,161
     Guaranteed education ..........................         326           3,086
     Collateral ....................................       3,277           3,352
                                                      ----------        --------
          Total consumer loans .....................      61,851          68,204
                                                      ----------        --------

Commercial loans ...................................      23,987          20,170
Lease financing ....................................       9,973             830
                                                      ----------        --------
          Total commercial loans ...................      33,960          21,000
                                                      ----------        --------

          Total loans ..............................   1,050,765         978,823

Allowance for loan losses ..........................     (10,486)        (12,521)
                                                      ----------        --------
          Net loans ................................  $1,040,279        $966,302
                                                      ==========        ========

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1998, 1997 and 1996


     An analysis of the allowance for loan losses for the years ended December 31, follows:

                                                       1998         1997       1996
                                                       ----         ----       ----
                                                              (IN THOUSANDS)

Balance at beginning of year......................   $12,521      $12,229     $11,665
Provision (credit) for loan losses................    (1,705)         983       2,555
Charge-offs.......................................    (1,500)      (1,804)     (3,283)
Recoveries........................................     1,170        1,113       1,292
                                                     -------      -------     -------
Balance at end of year............................   $10,486      $12,521     $12,229
                                                     =======      =======     =======

     The balance of loans on nonaccrual status because of delinquency or other problem characteristics amounted to $3,240,000 and $7,849,000 at December 31, 1998 and 1997, respectively.

     The reduction in interest income for the years ended December 31, associated with nonaccrual loans, follows:

                                                     1998         1997        1996
                                                     ----         ----        ----
                                                            (IN THOUSANDS)

Interest income in accordance
   with original loan terms.......................   $ 803       $1,191      $1,566
Interest income recognized........................    (103)        (130)       (315)
Interest income applied as a
  reduction in loan balance.......................    (209)        (359)       (342)
                                                     -----       ------      ------
     Foregone interest income.....................   $ 491       $  702      $  909
                                                     =====       ======      ======

     The components of impaired loans at December 31 follow:

                                                     1998        1997         1996
                                                     ----        ----         ----
                                                            (IN THOUSANDS)

Total impaired loans..............................  $2,504      $6,356       $9,122
Impaired loans with reserve.......................     809       2,476        2,686
Impaired loan reserve.............................      94         280          516
Impaired loans without reserve....................   1,695       3,880        6,436
Impaired loans average balance....................   4,184       7,653       10,680
Interest income recognized........................      73         199          242
Interest income that would have
  been recognized under original terms............     458         738          919

     The impaired loan reserve represents an allocation from the existing allowance for loan losses. At December 31, 1998, the Company had no restructured loans outstanding.

     A summary of the activity with respect to loans made to directors and officers and their related interests whose total aggregate loan balances exceeded $60,000 during the years ended December 31, follows:

                                                              1998        1997
                                                              ----        ----
                                                               (IN THOUSANDS)

Balance at beginning of year...............................  $1,703      $1,537
New loans granted..........................................   1,140         396
Retirement/reduction of directors and officers.............    (175)        ---
Repayment of principal.....................................    (779)       (230)
                                                             ------      ------
Balance at end of year.....................................  $1,889      $1,703
                                                             ======      ======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1998, 1997 and 1996


     The outstanding balances of loans to directors and principal officers included above totaled $878,000 and $496,000, respectively, at December 31, 1998 and 1997. Loans included above were made in the Bank's ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility.

(5)  MORTGAGE SERVICING ASSETS

     A summary of the components of the mortgage servicing assets, including the valuation allowance, for the years ended December 31, follows:

                                                                 MORTGAGE
                                                                SERVICING      VALUATION
                                                   EXCESS         RIGHTS       ALLOWANCE         TOTAL
                                                   ------       ---------      ---------         -----
                                                                    (IN THOUSANDS)

Balance as of December 31, 1995 ................  $ 2,303        $ 4,306        $    --        $ 6,609
Purchased and capitalized ......................      264          2,561             --          2,825
Amortization ...................................     (360)          (868)            --         (1,228)
Provision for valuation allowance ..............       --             --           (200)          (200)
                                                  -------        -------        -------        -------
Balance as of December 31, 1996 ................    2,207          5,999           (200)         8,006
Purchased and capitalized ......................       --          3,533             --          3,533
Amortization ...................................     (360)        (1,394)            --         (1,754)
Provision for valuation allowance ..............       --             --           (285)          (285)
Charge-offs ....................................       --            (85)            85             --
                                                  -------        -------        -------        -------
Balance as of December 31, 1997 ................    1,847          8,053           (400)         9,500
Purchased and capitalized ......................       --          3,292             --          3,292
Amortization ...................................     (420)        (1,641)            --         (2,061)
Provision for valuation allowance ..............       --             --         (1,465)        (1,465)
Charge-offs ....................................     (310)          (740)           740           (310)
                                                  -------        -------        -------        -------
Balance as of December 31, 1998 ................  $ 1,117        $ 8,964        $(1,125)       $ 8,956
                                                  =======        =======        =======        =======

     At December 31, 1998, 1997 and 1996 mortgage loans partially or wholly owned by others and serviced by the Company amounted to approximately $894,432,000, $971,041,000 and $877,683,000, respectively, and are not reflected in the accompanying consolidated financial statements because they are not assets of the Company. During 1998, 1997 and 1996, the Company purchased mortgage servicing rights to $184.7 million, $228.8 million and $180.0 million, respectively, in residential first mortgage loans. These purchased balances are included in the loans serviced for others reflected above. Gains resulting from the capitalization of originated mortgage servicing rights are included in net gains on assets held for sale. Amortization of the mortgage servicing assets and the provisions for the valuation allowance are included as a reduction of mortgage banking income.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

(6) PREMISES AND EQUIPMENT

     The composition of premises and equipment at December 31 follows:

                                                         1998           1997
                                                         ----           ----
                                                            (IN THOUSANDS)

Land and buildings .................................   $11,823        $11,809
Furniture, fixtures and equipment ..................     4,261          3,321
Leasehold improvements .............................       282            192
Construction in progress ...........................        23             41
                                                       -------        -------
                                                        16,389         15,363
Less: accumulated depreciation .....................    (7,134)        (5,770)
                                                       -------        -------
                                                       $ 9,255        $ 9,593
                                                       =======        =======


     Rent expense was $231,000, $126,000 and $108,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Rental income on portions of the Company owned and occupied premises totaled $322,000, $319,000 and $244,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

A summary of future minimum rental expense and income under non-cancellable operating leases at December 31, 1998 follows:

                                                        MINIMUM        MINIMUM
                                                         RENTAL         RENTAL
                                                        EXPENSE         INCOME
                                                        -------        -------
                                                           (IN THOUSANDS)

1999 ...............................................      $221           $317
2000 ...............................................       204            167
2001 ...............................................       201             87
2002 ...............................................       144              4
2003 ...............................................       139             --
Thereafter .........................................       142             --



(7) STOCK IN FEDERAL HOME LOAN BANK OF BOSTON

     As a voluntary member of the Federal Home Loan Bank ("FHLB") of Boston, the Bank is required to invest in $100 par value stock of the FHLB of Boston in the amount of 1% of its outstanding home loans or 5% of its outstanding advances from the FHLB of Boston, whichever is higher. As and when such stock is redeemed, the Bank would receive from the FHLB of Boston an amount equal to the par value of the stock. At its discretion, the FHLB of Boston may declare dividends on this stock. Such dividends, which are included in dividend income on equity securities, amounted to $1,008,000, $1,020,000 and $934,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

(8) DEPOSITS

     The composition of deposits at December 31 follows:

                                                                 1998                    1997
                                                        --------------------     ---------------------
                                                                    WEIGHTED                  WEIGHTED
                                                                     AVERAGE                  AVERAGE
                                                         AMOUNT       RATE        AMOUNT        RATE
                                                        --------    --------     --------     --------
                                                                  (DOLLARS IN THOUSANDS)
 Non-interest bearing:
      Demand deposit accounts.........................  $103,029       .--%      $ 79,501        .--%
 Interest bearing:
      NOW accounts....................................   102,635      0.79         85,917       1.02
      Money market deposit accounts...................    96,332      2.77        104,353       2.96
      Savings accounts................................   199,304      3.19        149,607       3.61
      Variable rate certificates......................     4,463      4.31          5,182       5.43
      Fixed rate certificates.........................   482,893      5.53        522,422       5.89
                                                        --------                 --------
           Total deposits.............................  $988,656      3.72%      $946,982       4.27%
                                                        ========      ====       ========       ====

     Time certificates in excess of $100,000 at December 31, 1998 and 1997 amounted to $87,188,000 and $85,126,000, respectively.

     A summary of interest expense on deposits for the years ended December 31, follows:

                                                        1998           1997        1996
                                                       -------       -------      -------
                                                                  (IN THOUSANDS)

Now accounts.........................................  $   806       $   740      $   661
Money market deposit accounts........................    2,861         3,381        3,639
Savings accounts.....................................    6,256         4,060        1,800
Certificates of deposit..............................   29,214        30,070       25,592
                                                       -------       -------      -------
     Total interest expense on deposits..............  $39,137       $38,251      $31,692
                                                       =======       =======      =======


     Interest forfeitures resulting from early withdrawals from certificates of deposit are credited to interest expense on deposits. Interest forfeitures amounted to $172,000, $148,000 and $128,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     The average interest rate on time certificates at December 31, 1998, by the earlier of its repricing or period of maturity, follows:

                                                                       AVERAGE
                                                        AMOUNT           RATE
                                                        ------         -------
                                                        (DOLLARS IN THOUSANDS)

Maturity in:
   1999............................................... $380,563          5.52%
   2000...............................................   70,163          5.35
   2001...............................................   23,976          5.86
   2002...............................................   10,069          6.03
   2003...............................................    2,585          5.44
                                                       --------
                                                       $487,356          5.52%
                                                       ========          ====


Included in the table above are variable rate time certificates, the majority of which mature in 1999.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1998, 1997 and 1996


(9) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). These agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets and the securities underlying the agreements remain in the asset accounts. The securities underlying the agreements are held by third parties as custodian. In addition, the Banks have established overnight corporate customer repurchase agreements whereby collateral is set aside by the Banks' custodian and the rates paid approximate short term deposit or market interest rates (see note 3).

     Information concerning securities sold under agreements to repurchase for the years ended December 31, follows:

                                                                   1998          1997          1996
                                                                   ----          ----          ----
                                                                       (DOLLARS IN THOUSANDS)

Outstanding at December 31......................................  $16,332       $10,171       $ 2,833
Outstanding collateral:
   Amortized cost...............................................   20,834        14,029         5,222
   Fair value...................................................   20,785        14,138         5,166
Average balance outstanding during the year.....................   11,794         9,614        15,062
Maximum outstanding at any month-end............................   19,981        21,752        36,499
Weighted average rate at year-end...............................     4.65%         5.17%         4.35%
Weighted average rate during the year...........................     4.90%         5.00%         5.20%


     The repurchase agreements outstanding at December 31, 1998 matured on January 1 and January 21, 1999. The reverse repurchase agreements outstanding at December 31, 1997 matured on January 1 and February 11, 1998 while those outstanding at December 31,1996 matured on January 1, 1997.

     The Bank has established reverse repurchase lines of credit with various lenders totaling $310.0 million. These lines would be subject to the amount of securities available for collateralization purposes.

(10) FEDERAL HOME LOAN BANK ADVANCES

     A summary of Federal Home Loan Bank advances at December 31 follows:

                                                         1998                                1997
                                       -----------------------------------------    ---------------------
                                                                        WEIGHTED                 WEIGHTED
                                       SCHEDULED      REDEEMED AT       AVERAGE     SCHEDULED    AVERAGE
                                        MATURITY  INITIAL CALL DATE(1)   RATE(2)     MATURITY      RATE
                                       ---------  -------------------- ---------    ---------    --------
                                                             (DOLLARS IN THOUSANDS)

Within 1 year.........................  $ 81,769       $156,769          5.52%       $143,570      5.73%
Over 1 year to 2 years................    55,048         80,048          5.34          39,269      6.09
Over 2 years to 3 years...............     3,590         18,590          6.05          20,048      6.06
Over 3 years to 5 years...............    45,110         10,110          5.80          33,199      5.93
Over 5 years..........................    81,975          1,975          5.21          12,475      5.93
                                        --------       --------                      --------
                                        $267,492       $267,492          5.44%       $248,561      5.85%
                                        ========       ========          ====        ========      ====


----------

(1) Callable FHLB advances are shown in the respective periods assuming that the callable debt is redeemed at the initial call date while all other advances are shown in the periods corresponding to their scheduled maturity date.

(2)  Weighted average rate based on scheduled maturity dates.

     In accordance with an agreement with the FHLB of Boston, the Bank is required to maintain qualified collateral, as defined by the FHLB, as collateral for its advances. This collateral is primarily composed of the Bank's investment in the FHLB stock, its residential mortgage and investment portfolios not otherwise pledged (see notes 3, 7 and 9). The Bank has the capacity to borrow an additional $526.0 million in advances from the FHLB of Boston as of December 31, 1998, subject to the amount of qualifying collateral available.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

(11) FEDERAL AND STATE INCOME TAXES

     The current and deferred components of income tax expense (benefit) for the years ended December 31, follow:

                                                                              1998                  1997                    1996
                                                                              ----                  ----                    ----
                                                                                               (IN THOUSANDS)

     Current income tax expense:
          Federal.......................................................... $ 8,440                 $7,447                $3,520
          State..........................................................       887                    843                   361
                                                                         ----------               --------              --------
                                                                              9,327                  8,290                 3,881
                                                                          ---------                -------               -------
     Deferred income tax expense (benefit):
          Federal........................................................... (1,107)                  (389)                   (8)
          State...........................................................      267                   (113)                 (109)
          Change in valuation allowance....................................    (328)                  (500)                 (500)
                                                                           --------               --------              --------
                                                                             (1,168)                (1,002)                 (617)
                                                                            -------                -------              --------
     Income tax expense before extraordinary item..........................   8,159                  7,288                 3,264
     Federal and state tax effect of extraordinary item.................        ---                    ---                  (125)
                                                                        -----------             ----------              --------
          Total income tax expense.......................................... $8,159                 $7,288                $3,139
                                                                             ======                 ======                ======

     The causes of the difference between the total expected income tax expense computed by applying the Federal statutory rate to income before income taxes and the reported income tax expense for the years ended December 31, follow:

                                                                              1998                    1997                  1996
                                                                              ----                    ----                  ----
                                                                                               (DOLLARS IN THOUSANDS)
     Federal income tax expense at statutory rate........................... $8,941                 $7,173                $5,571
     Tax effect of:
          State tax, net of federal benefit before valuation allowance,
             excluding state impact of law change.........................      750                    475                   589
          Adjustment of deferred tax liabilities............................ (1,100)                   ---                   ---
          Federal and state benefit of adjustment to deferred taxes
             resulting from change in federal tax law...................        ---                    ---                (2,500)
          Change in valuation allowance....................................    (328)                  (500)                 (500)
          Other, net.......................................................    (104)                   140                   104
                                                                           --------               --------              --------
     Income tax expense before extraordinary item........................... $8,159                 $7,288                $3,264
                                                                             ======                 ======                ======
     Effective income tax rate before extraordinary item..................    31.9%                   35.6%                20.5%
                                                                              ====                    ====                 ====

     The existing net deductible temporary differences that give rise to the net deferred income tax asset are expected to reverse in periods in which the Company will generate net taxable income. At December 31, 1998, the net deferred tax asset is supported by recoverable income taxes of approximately $16.8 million. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

     The components of the net deferred taxes receivable for the years ended December 31, follow:

                                                                                                  1998                       1997
                                                                                                  ----                       ----
                                                                                                          (IN THOUSANDS)
     Deferred tax assets:
        Allowance for loan losses.............................................................  $ 3,593                    $4,010
        Unrealized losses on writedown of other real estate owned.............................      102                        37
        Deferred benefits.....................................................................      854                       722
        Depreciation..........................................................................      135                       278
        Excess mortgage servicing fees........................................................      668                       156
        Other.................................................................................       89                       502
                                                                                                -------                    ------
           Gross deferred assets..............................................................    5,441                     5,705
        Valuation allowance...................................................................      ---                      (328)
                                                                                                -------                    ------
     Net deferred tax assets before deferred tax liabilities..................................    5,441                     5,377
                                                                                                -------                    ------
     Deferred tax liabilities:
        Deferred expenses.....................................................................    1,491                     2,465
        Security valuation adjustments on investments available for sale......................      825                       750
        Miscellaneous security valuation adjustments..........................................       22                       225
        Other.................................................................................      178                       105
                                                                                                -------                    ------
           Gross deferred liabilities.........................................................    2,516                     3,545
                                                                                                -------                    ------
     Net deferred income taxes receivable.....................................................  $ 2,925                    $1,832
                                                                                                =======                    ======

(12) STOCKHOLDERS' EQUITY

     Preferred Stock

     In connection with the Company's adoption of a Shareholder Rights Plan on January 21, 1999, the Company established a series of 100,000 shares of preferred stock designated as Series A Junior Participating Cumulative Preferred Stock, par value $0.10 per share ("Series A Stock") and declared a dividend of one Preferred Stock Purchase Right (the "Right") for each outstanding share of the Company's Common Stock held of record as of February 16, 1999.

     Pursuant to the Shareholder Rights Plan, each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Stock, par value $0.10 per share, at an initial cash exercise price of $130.00 per unit, subject to adjustment. The Rights are not exercisable and remain attached to all outstanding shares of Common Stock until the earliest of (i) ten calendar days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that could result in a person or group becoming an Acquiring Person or (iii) the declaration by the Board of Directors that a person is an "Adverse Person", as such term is defined in the Shareholder Rights Plan.

     In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, each holder of a Right will be entitled to receive upon exercise that number of units of Series A Stock having a market value of two times the exercise price of the Right. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. The Rights have no voting or dividend privileges and, until they become exercisable, have no dilutive effect on the earnings of the Company. The Rights expire on February 16, 2009.

     The holders of Series A Stock would be entitled to a preference with respect to dividends and liquidation.

Retained Earnings

     The Company may not declare or pay cash dividends on its common stock if the effect thereof would cause its net worth to be reduced below regulatory net worth requirements or if such declaration and payment would otherwise violate regulatory requirements.

     On April 23, 1998, the Company declared a 25% stock split to be distributed on May 18, 1998. All earnings per share, dividends and share information prior to June 30, 1998, has been retroactively adjusted to reflect this stock split.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

     The Banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that as of December 31, 1998, the Banks meet all capital adequacy requirements to which they are subject.
     As of December 31, 1998, the most recent notification from the FDIC categorized the Banks as well capitalized under the prompt corrective action provisions. To be categorized as well capitalized, the Banks must maintain total capital risk-based, Tier 1 capital risk-based, and Tier 1 capital leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would cause a change in the Banks' categorization.
     The Company's and both Banks' actual capital amounts and ratios in addition to the minimum capital requirements and well capitalized capital requirements at December 31 follow:

                                                                                                              TO BE WELL
                                                                                                           CAPITALIZED UNDER
                                                                             MINIMUMS                      PROMPT CORRECTIVE
                                                ACTUAL                       ADEQUACY                      ACTION PROVISIONS
                                        ----------------------     ----------------------------      ------------------------------
                                                                      (DOLLARS IN THOUSANDS)
                                        AMOUNT           RATIO        AMOUNT             RATIO         AMOUNT             RATIO
                                        ------           -----        ------             -----         ------             -----

AS OF DECEMBER 31, 1998
-----------------------
Risk-based capital ratios:
Total capital
  Andover Bancorp, Inc..............   $130,361           15.4%        $67,675             >8.0%        $84,594            >10.0%
                                                                                           -                               -
  Andover Bank......................    111,872           14.3          62,705             >8.0          78,381            >10.0
                                                                                           -                               -
  Andover Bank NH...................      8,707           14.1           4,953             >8.0           6,191            >10.0
                                                                                           -                               -
Tier 1 capital
  Andover Bancorp, Inc..............    119,875           14.2          33,837             >4.0          50,756             >6.0
                                                                                           -                                -
  Andover Bank......................    102,074           13.0          31,352             >4.0          47,029             >6.0
                                                                                           -                                -
  Andover Bank NH...................      8,234           13.3           2,476             >4.0           3,714             >6.0
                                                                                           -                                -
Leverage capital ratio:
Tier 1 capital
  Andover Bancorp, Inc..............    119,875            8.7          54,997             >4.0          68,746             >5.0
                                                                                           -                                -
  Andover Bank......................    102,074            7.9          51,695             >4.0          64,619             >5.0
                                                                                           -                                -
  Andover Bank NH...................      8,234            9.0           3,659             >4.0           4,574             >5.0
                                                                                           -                                -

AS OF DECEMBER 31, 1997
-----------------------
Risk-based capital ratios:
Total capital
  Andover Bancorp, Inc..............   $115,474           15.0%        $61,435             >8.0%        $76,794            >10.0%
                                                                                           -                               -
  Andover Bank......................    103,677           14.4          57,676             >8.0          72,095            >10.0
                                                                                           -                               -
  Andover Bank NH...................      7,801           16.1           3,866             >8.0           4,832            >10.0
                                                                                           -                               -
Tier 1 capital
  Andover Bancorp, Inc..............    105,875           13.8          30,718             >4.0          46,076             >6.0
                                                                                           -                                -
  Andover Bank......................     94,665           13.1          28,838             >4.0          43,257             >6.0
                                                                                           -                                -
  Andover Bank NH...................      7,403           15.3           1,933             >4.0           2,899             >6.0
                                                                                           -                                -
Leverage capital ratio:
Tier 1 capital
  Andover Bancorp, Inc..............    105,875            8.2          51,901             >4.0          64,877             >5.0
                                                                                           -                                -
  Andover Bank......................     94,665            7.7          48,892             <4.0          61,115             >5.0
                                                                                           -                                -
  Andover Bank NH...................      7,403            8.7           3,402             >4.0           4,252             >5.0
                                                                                           -                                -

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

(13) OTHER INCOME

     Components of other income for the years ended December 31, follow:

                                                                              1998                     1997                     1996
                                                                              ----                     ----                     ----
                                                                                                  (IN THOUSANDS)

     Deposit account service charges and other fees......................... $2,289                   $2,007                  $1,792
     Loan late charges and other fees.....................................      703                      407                     437
     Rental income........................................................      322                      319                     244
     Other................................................................      577                      559                     236
                                                                           --------                 --------                --------
                                                                             $3,891                   $3,292                  $2,709
                                                                             ======                   ======                  ======

(14) EMPLOYEE BENEFITS
     Pension Plan and Postretirement Benefits Other Than Pensions
     The Company sponsors a non-contributory defined benefit pension plan that covers all employees who meet specified age and length of service requirements, which is administered by Northeast Retirement Services, Inc. The plan provides for benefits to be paid to eligible employees at retirement based primarily upon their years of service with the Company and compensation levels near retirement. Contributions to the plan are funded currently and reflect benefits attributed to employees' service to date, as well as services expected to be earned in the future. In addition, the Bank provides health care and life insurance benefits for certain eligible retired employees and dependents. Certain changes in the items shown below are not recognized as they occur, but are amortized systematically over subsequent periods.
     As amended by SFAS 132, the components of the pension plan and the postretirement benefits plan for the years ended October 31, and December 31, respectively, follow:

                                                                       PENSION PLAN                        OTHER BENEFITS PLAN
                                                                  ---------------------                  ------------------------
                                                                  1998             1997                  1998                1997
                                                                  ----             ----                  ----                ----
                                                                                        (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year....................    $ 5,946            $4,992                $   333             $   248
Service cost...............................................        702               564                -------                 ---
Interest cost..............................................        418               364                     21                  22
Actuarial loss (gain)......................................        536               256                     42                  97
Benefits paid..............................................       (242)             (230)                   (36)                (34)
                                                               -------            ------                -------              ------
Benefit obligation at end of year..........................    $ 7,360            $5,946                $   360               $ 333
                                                               =======            ======                =======               =====

CHANGE IN PLAN ASSETS
Fair value at beginning of year............................    $ 5,194            $4,269                $   ---             $   ---
Actual return on plan assets...............................        426               777                    ---                 ---
Company contribution.......................................        482               378                    ---                 ---
Benefits paid..............................................       (242)             (230)                   ---                 ---
                                                               -------            ------                -------             -------
Fair value at end of year..................................    $ 5,860            $5,194                $   ---             $   ---
                                                               =======            ======                =======             =======

RECONCILIATION OF THE FUNDING STATUS
Transition assets..........................................    $   168            $  182                $   ---             $   ---
Deferred gain (loss).......................................       (149)              426                      7                  13
Prepaid (accrued) expense..................................     (1,519)           (1,360)                  (367)               (346)
                                                               -------            ------                -------               -----
Funded status..............................................    $(1,500)           $ (752)               $  (360)              $(333)
                                                               =======            ======                =======               =====

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost...............................................    $   702            $  564                 $  ---             $   ---
Interest cost..............................................        418               364                     21                  22
Expected return on plan assets.............................       (467)             (384)                   ---                 ---
Transition obligation......................................        (14)              (14)                   ---                 ---
Actuarial loss (gain)......................................          2                (4)                   ---                  (1)
                                                               -------            ------                -------             -------
Net periodic benefit cost..................................    $   641            $  526                $    21             $    21
                                                               =======            ======                =======             =======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

Assumptions used to develop the net periodic benefit obligation follow:

                                                                                      PENSION PLAN              OTHER BENEFITS PLAN
                                                                                  --------------------        ----------------------
                                                                                  1998           1997            1998        1997
                                                                                  ----           ----            ----        ----

     Discount rate..............................................................  6.50%          7.00%           6.00%       7.00%
     Rate of increase in compensation levels....................................  4.75%          4.75%            ---         ---

Assumptions used to develop the net periodic benefit cost follow:

     Discount rate............................................................... 6.50%          7.00%           6.00%       7.00%
     Rate of increase in compensation levels..................................... 4.75%          4.75%            ---         ---
     Expected long-term rate of return on assets................................. 9.00%          9.00%            ---         ---

     The net periodic benefit cost for the pension plan and other benefits plan totaled $587,000 and $17,000, respectively, for the year ended December 31, 1996.

     On February 18, 1999, the Board of Directors of the Company voted to terminate the defined benefit pension plan. This termination is subject to regulatory approvals and is expected to generate a pretax gain of approximately $1.4 million in 1999.

     Stock Option Plans
     The Company has stock options issued under two separate plans for the benefit of certain officers and non-employee directors. The first plan, the 1986 Stock Option Plan, had 750,000 shares of authorized but unissued common stock. All but 4,500 shares were granted prior to the Plan's expiration in 1996. A second plan, the Stock Incentive Plan, was adopted in 1995 with 311,418 shares of authorized but unissued common stock. The exercise price of any option granted will be equal to the fair market value of the Common Stock on the date the option is granted. Stock options are exercisable over various periods commencing on the date of the grant and in no event later than ten years after the date of the grant.

     A summary of stock option activity for the years ended December 31, follows:

                                                            1998                         1997                          1996
                                                -------------------------      ----------------------         ---------------------
                                                                WTD. AVG.                    WTD.AVG.                     WTD. AVG.
                                                                EXERCISE                    EXERCISE                      EXERCISE
                                                 SHARES          PRICE          SHARES        PRICE           SHARES       PRICE
                                                 ------          -----          ------        -----           ------       -----

Outstanding at beginning of year..............   505,388         $14.92        488,370       $12.59           420,776     $10.74
     Granted..................................    69,575          34.50         59,750        30.50           132,000      16.57
     Exercised................................   (60,114)         11.64        (42,732)       10.05           (62,156)      8.64
     Forfeited................................    (2,250)         27.67            ---          ---            (2,250)      9.81
                                                 -------                       -------                        -------
Outstanding at end of year....................   512,599          17.91        505,388        14.92           488,370      12.59
                                                 =======                       =======                        =======
Exercisable at end of year....................   495,098          18.00        475,637        14.89           450,870      12.44
                                                 =======                       =======                        =======
Shares reserved for future grants.............   170,081                       237,406                        297,156
                                                 =======                       =======                        =======

     A summary of options outstanding and exercisable by price range as of December 31 follows:

                                           OPTIONS OUTSTANDING                                             OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------      --------------------------------
                                                                                 OUTANDING           WTD. AVG.         EXERCISABLE
        RANGE OF                      AS OF                REMAINING              WTD. AVG.            AS OF            WTD. AVG.
    EXERCISE PRICES                  12/31/98           CONTRACTUAL LIFE        EXERCISE PRICE        12/31/98        EXERCISE PRICE
    ---------------                  --------           ----------------        --------------        --------        --------------
   $ 2.1667 - $ 6.7500..............  42,297                  3.6              $  5.4795              42,297           $  5.4795
   $ 6.7600 - $11.7500..............  73,527                  5.4              $ 10.0011              73,527            $10.0011
   $11.7600 - $14.2500.............. 153,500                  6.2               $13.9937             146,000            $13.9934
   $14.2600 - $22.0000.............. 125,075                  7.3               $16.7843             116,075            $16.9162
   $28.0000 - $34.8000.............. 118,200                  9.5               $33.5525             117,199            $33.6000
                                     -------                                                         -------
                                     512,599                  6.9               $17.9094             495,098            $17.9996
                                     =======                  ===               ========             =======            ========

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

     The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                              1998               1997                1996
                                                                              ----               ----                ----
                                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Net income as reported..............................................   $17,386            $13,206             $12,479
     Pro forma net income................................................    16,807             12,803              12,156
     Earnings per common share as reported (basic).......................      2.68              2.05                 1.95
     Pro forma earnings per common share (basic).........................      2.59              1.99                 1.91
     Earnings per common share as reported (diluted).....................      2.60              1.99                 1.92
     Pro forma earnings per common share (diluted).......................      2.51              1.93                 1.87

     Pro forma net income reflects only options granted since 1995, therefore, the full impact of calculating the compensation expense for stock options under SFAS 123 is not reflected in the pro forma net income amounts provided above since options granted prior to January 1, 1995 are not considered. The per share weighted average fair value of stock options granted during 1998, 1997 and 1996 was $10.07, $8.28 and $3.67, respectively, on the date of grant. These fair values were determined using the Black Scholes option pricing model with the following weighted average assumptions:

                                                                                1998              1997                 1996
                                                                                ----              ----                 ----
     Expected dividend yield.............................................       2.75%             3.00%                3.00%
     Risk-free interest rate.............................................       4.87%             5.84%                6.65%
     Expected volatility.................................................      30.00%            25.00%               25.00%
     Expected life (years)...............................................       6.70              7.00                 6.20

     Employee Stock Ownership Plan
     The Company maintains an Employee Stock Ownership Plan (the "ESOP") that covers all employees who meet specified age and length of service requirements. Contributions are made for the purchase of additional shares of Company stock and accordingly, a charge to salaries and employee benefits expense is recorded. During 1997, the Company changed the fiscal year end of the ESOP to October 31, 1997 to coincide with the fiscal year end of the defined benefit pension plan. Approximately 11,552 shares of common stock were purchased in the open market during 1998 at an average price of $32.32 per share, which when combined with forfeited shares are allocated to participants proportionately to their gross wages. In 1997 and 1996, 15,316 and 21,095 shares were purchased at an average price of $24.45 and $15.37 per share, respectively. Contributions by the Bank to the ESOP for participants for the years ended October 31, 1998 and 1997 and the year ended December 31, 1996 were $375,000, $385,000 and $325,000, respectively.

     Thrift Incentive Plan
     The Company has an employee tax deferred thrift incentive plan (401K) under which individual employee contributions to the plan are matched within certain limitations by the Banks. All employees who meet specified age and length of service requirements are eligible to participate in the 401K plan. The amounts matched by the Banks are included in salaries and employee benefits expense. The amounts matched for the years ended December 31, 1998, 1997 and 1996 were $94,000, $71,000 and $54,000, respectively.

     Officers Incentive Compensation Plan
     The Incentive Compensation Plan provides for the payment of bonuses to officers under certain circumstances based upon the Company's pre-tax earnings adjusted for gains or losses from sales of assets, targeted returns on assets and the individual's accomplishment of established goals and objectives. Amounts are to be allocated to participants as determined by the Company's Compensation and Option Committee based on the recommendation of the President and subject to approval by its Board of Directors.
     In 1998, 1997 and 1996, $490,000, $318,000 and $293,000, respectively, was charged to salaries and employee benefits expense under this plan.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1998, 1997 and 1996

Executive Officer Employment and Termination Agreements

     The Company maintains an employment agreement with its President and Chief Executive Officer, The employment agreement generally provides for the continued payment of specified compensation and benefits for specified periods after termination, unless the termination is for "cause" as defined in the employment agreement. In addition, the Company has entered into special termination agreements with its President and Chief Executive Officer and certain other executives which provide for the payment, under certain circumstances, of lump-sum amounts upon termination following a "change of control" which is generally defined to mean a person or group acquiring ownership of 25% or more of the shares of the Company.

Deferred Compensation Plan

     The Company has adopted a deferred compensation plan for its directors whereby a non-employee director can elect to defer earned fees to future years with benefits commencing at retirement. In 1996, this unfunded plan was amended to allow the directors to change their deferred compensation account to equivalent stock units in the Company's common stock, permit distribution upon retirement to be paid in shares of common stock, or to choose to receive interest credits based on an equivalent rate on a term certificate of deposit. The deferred compensation attributed to the directors for the years ended December 31, 1998, 1997 and 1996 totaled $107,800, $88,900 and $54,300, respectively. In 1998, 3,270 equivalent stock units were allocated at an average price of $32.80, in 1997, 4,277 equivalent stock units were allocated at an average price of $23.93 and in 1996, 11,529 equivalent stock units were allocated at an average price of $16.10.

(15)  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include real estate acquired by foreclosure, the deferred income tax asset, office properties and equipment, core deposits and other intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The estimated fair value amounts have been determined by using available quoted market information or other appropriate valuation methodologies.

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

     Financial instruments actively traded in a secondary market have been valued at December 31 using quoted available market prices follow:


                                                                           1998                                  1997
                                                              --------------------------             ----------------------------
                                                              CARRYING                                CARRYING
                                                               AMOUNT        FAIR VALUE                AMOUNT          FAIR VALUE
                                                               ------        ----------              --------          ----------
                                                                                       (IN THOUSANDS)
     Assets held for sale......................................$ 11,282       $ 11,314                $   5,537        $   5,624
     Investments available for sale............................ 165,491        165,491                  139,054          139,054
     Investments held to maturity.............................. 100,920        102,512                  129,363          130,947

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

     The fair values at December 31 of financial instruments with stated maturities have been estimated by discounting cash flows with a discount rate approximately equal to the current market rate for similar instruments follow:

                                                                           1998                                     1997
                                                              ------------------------------             ---------------------------
                                                              CARRYING                                     CARRYING
                                                               AMOUNT           FAIR VALUE                AMOUNT          FAIR VALUE
                                                               ------           ----------                ------          ----------
                                                                                           (IN THOUSANDS)

     Loans receivable, net...................................$1,040,279         $1,059,566                $966,302         $976,150
     Mortgage servicing assets...........................         8,956             10,036                   9,500           10,488
     Fixed rate certificates...............................     482,893            487,410                 522,422          525,322
     Federal Home Loan Bank advances.......................     267,492            277,184                 248,561          248,435

     The fair values at December 31 of financial instruments with no maturity or short-term maturities that approximate their carrying amounts are as follows:

                                                                         1998                                         1997
                                                              ----------------------------                 -------------------------
                                                              CARRYING                                      CARRYING
                                                                AMOUNT          FAIR VALUE                    AMOUNT      FAIR VALUE
                                                                ------          ----------                    ------      ----------
                                                                                            (IN THOUSANDS)

     Cash and due from banks................................... $29,337            $29,337                $  21,586         $ 21,586
     Short-term investments...................................   16,100             16,100                   14,150           14,150
     Accrued interest receivable.............................     7,432              7,432                    7,567            7,567
     Stock in FHLB............................................   15,747             15,747                   15,747           15,747
     Demand deposit accounts................................... 103,029            103,029                   79,501           79,501
     NOW accounts.............................................. 102,635            102,635                   85,917           85,917
     Regular savings accounts.................................. 199,304            199,304                  149,607          149,607
     Money market deposit accounts............................   96,332             96,332                  104,353          104,353
     Variable rate certificates..............................     4,463              4,463                    5,182            5,182
     Securities sold under agreements to repurchase...........   16,332             16,332                   10,171           10,171
     Mortgagors' escrow  accounts............................     2,819              2,819                    2,478            2,478

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1998, 1997 and 1996

(16) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

     The following are the condensed financial statements for Andover Bancorp, Inc., referred to as the "Parent Company" for purposes of this Note only, as of December 31 follow:

BALANCE SHEETS

                                                                                        1998                                    1997
                                                                                        ----                                    ----
                                                                                                      (IN THOUSANDS)
     ASSETS
     Cash and interest-bearing deposits in subsidiaries......................................$    9,348                    $   3,611
     Investment in subsidiaries, at equity....................................................  111,573                      103,272
     Other assets..........................................................................         377                          349
                                                                                           ------------                 ------------
               Total assets....................................................................$121,298                     $107,232
                                                                                               ========                     ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
     Liabilities:

          Accrued income taxes............................................................$           2               $            2
          Accrued expenses.................................................................         154                          151
                                                                                            -----------                 ------------
               Total liabilities...........................................................         156                          153
                                                                                            -----------                 ------------
     Total stockholders' equity...............................................................  121,142                      107,079
                                                                                              ---------                    ---------
               Total liabilities and stockholders' equity......................................$121,298                     $107,232
                                                                                               ========                     ========

STATEMENTS OF OPERATIONS

                                                                                              YEARS ENDED DECEMBER 31,
                                                                                              ------------------------
                                                                                    1998                  1997                  1996
                                                                                    ----                  ----                  ----
                                                                                                      (IN THOUSANDS)

     Dividends from bank subsidiaries.............................................$  9,500              $ 7,000               $4,500
     Interest income from deposits in subsidiaries..............................       173                   94                   74
                                                                                ----------            ---------             --------
          Total operating income.................................................    9,673                7,094                4,574
     Non-interest expenses......................................................       402                  334                  240
                                                                                ----------            ---------              -------
     Income before income tax expense and
        equity in net income of subsidiaries.....................................    9,271                6,760                4,334
     Income tax expense........................................................         48                   21                   93
                                                                                ----------           ----------             --------
     Income before equity in net income of subsidiaries..........................    9,223                6,739                4,241
     Equity in net income of subsidiaries........................................    8,163                6,467                8,238
                                                                                 ---------             --------             --------
     Net income....................................................................$17,386              $13,206              $12,479
                                                                                   =======              =======              =======

     The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                        December 31, 1998, 1997 and 1996

STATEMENTS OF CASH FLOWS

                                                                                             YEARS ENDED DECEMBER 31,
                                                                                             ------------------------
                                                                                    1998                 1997               1996
                                                                                    ----                 ----               ----
                                                                                                    (IN THOUSANDS)
Cash flows from operating activities:
     Net income...............................................................     $17,386              $13,206            $12,479
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Equity in undistributed net income of subsidiaries.......................      (8,163)              (6,467)            (8,238)
     Increase in other assets.................................................         (28)                (347)               ---
     Increase in other liabilities............................................           3                    5                 51
                                                                                   -------              -------            -------
          Net cash provided by operating activities...........................       9,175                6,397              4,292
                                                                                   -------              -------            -------
Cash flows from investing activities:
     Investments in subsidiary................................................         ---               (3,000)            (1,000)
                                                                                   -------              -------            -------
          Net cash used by investing activities...............................         ---               (3,000)            (1,000)
                                                                                   -------              -------            -------
Cash flows from financing activities:

     Stock options exercised..................................................       1,023                  700                653
     Dividends paid to stockholders...........................................      (4,484)              (3,501)            (2,553)
                                                                                   -------              -------            -------
          Net cash used by financing activities...............................      (3,461)              (2,801)            (1,900)
                                                                                   -------              -------            -------
Net increase in cash and interest-bearing
   deposit in subsidiaries....................................................       5,737                  596              1,392
Cash and interest-bearing deposits in subsidiaries at
   beginning of year..........................................................       3,611                3,015              1,623
                                                                                   -------              -------            -------
Cash and interest bearing deposits in subsidiaries at
   end of year................................................................     $ 9,348              $ 3,611            $ 3,015
                                                                                   =======              =======            =======

Supplemental cash flow information: Cash paid during the year for:

          Income taxes........................................................     $    48              $    21           $     13

     In the fourth quarter of 1998, the Board of Directors of the Company approved a stock repurchase program. As of December 31, 1998, the Company had not repurchased any shares of stock.

(17) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1998, 1997 and 1996

Financial instruments with off-balance sheet risk at December 31 follow:

                                                                                                         CONTRACT OR
                                                                                                       NOTIONAL AMOUNT
                                                                                                       ---------------
                                                                                                 1998                         1997
                                                                                                 ----                         ----
                                                                                                        (IN THOUSANDS)
Financial instruments whose contract amounts represent credit risk:

     Commitments to originate loans:
       Fixed rate loans.........................................................................$14,272                      $15,993
       Adjustable rate loans...................................................................  11,957                       20,976
                                                                                               --------                    ---------
          Total commitments to originate loans.................................................  26,229                       36,969
       Unadvanced lines of home equity and reserve lines of credit.............................  76,343                       77,391
       Unadvanced lines on commercial loans....................................................  15,354                       12,671
       Unadvanced portions of construction and land loans......................................  28,602                       21,300
       Standby letters of credit..............................................................    2,860                        2,367
       Loans sold with recourse...............................................................    1,892                        2,777

Financial instruments whose notional or contract amounts exceed the amount of credit risk:

       Forward commitments to sell loans and mortgage-backed securities.........................$10,000                     $  7,820

     Commitments to originate loans, unused lines of credit, and unadvanced portions of loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, equipment and real estate. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
     The Company has retained credit risk on certain residential mortgage loans sold with recourse prior to June, 1990. Accordingly, the Company has retained the risk of loss resulting from any foreclosures on such loans.
     Forward commitments to sell loans or mortgage-backed securities are contracts which the Company enters into for the purpose of reducing the interest rate risk associated with originating loans for sale. In order to fulfill a forward commitment, the Company typically exchanges its current production of loans for mortgage-backed securities through FNMA or FHLMC which are then delivered to a national securities firm at a future date at prices or yields specified by the contracts. Risks may arise from the possible inability of the Company to originate loans to fulfill these contracts, in which case the Company would normally purchase securities in the open market to deliver against the contract. Unrealized gains and losses on contracts used for the Company's closed loans and pipeline of loans expected to close are considered in adjusting carrying values of the loans held for sale to the lower of cost or market.
     As a nonmember of the Federal Reserve System, the Company is required to maintain certain reserve requirements or vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in "Cash and due from banks", was $1,141,000 and $998,000 at December 31, 1998 and 1997, respectively.
     A number of legal claims against the Company arising in the normal course of business were outstanding at December 31, 1998. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on the Company's financial position.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1998, 1997 and 1996

(18) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
     Quarterly earnings per share is calculated by dividing quarterly net income by the average shares outstanding each quarter. Therefore, the sum of the quarters may not equal the net earnings per common share for the year. A discussion of the difference between basic and diluted earnings per share is presented in footnote 1. The per share data has been restated for 1997 and the first quarter of 1998 to reflect a 25% stock split distributed on May 18, 1998.
     Summaries of consolidated operating results on a quarterly basis for the years ended December 31, follow:

                                                                                                  1998 QUARTERS
                                                                     ---------------------------------------------------------------
                                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                      FIRST               SECOND              THIRD           FOURTH
                                                                      -----               ------              -----           ------

Interest and dividend income...................................     $24,147              $24,487            $24,430         $24,182
Interest expense...............................................      13,827               14,133             13,917          13,138
                                                                    -------             --------            -------         -------
Net interest and dividend income...............................      10,320               10,354             10,513          11,044
Provision (credit) for loan losses.............................          45              (2,250) (a)            400             100
Gains/(losses) on real estate operations.......................        (76)                  100                 13             (23)
Non-interest income............................................       1,109                1,319                850             894
Non-interest expense...........................................       5,680                5,703              5,625           5,569
                                                                    -------             --------            -------         -------
Income before income tax expense...............................       5,628                8,320              5,351           6,246
Income tax expense.............................................       1,926                3,070                878 (b)       2,285
                                                                    -------             --------            -------         -------
Net income.....................................................     $ 3,702             $  5,250            $ 4,473         $ 3,961
                                                                    =======             ========            =======         =======

Basic earnings per common share................................     $  0.57             $   0.81            $  0.69         $  0.61
                                                                    =======             ========            =======         =======

Diluted earnings per common share..............................     $  0.55             $   0.78            $  0.67         $  0.59
                                                                    =======             ========            =======         =======

Dividends declared per share...................................     $  0.15             $   0.18            $  0.18         $  0.18
                                                                    =======             ========            =======         =======


                                                                                                1997 QUARTERS
                                                                     ---------------------------------------------------------------
                                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                     FIRST                SECOND             THIRD           FOURTH
                                                                     -----                ------             -----           ------

Interest and dividend income...................................     $21,965              $22,283            $22,759         $23,745
Interest expense...............................................      12,486               12,798             13,107          13,656
                                                                    -------              -------            -------         -------
Net interest and dividend income...............................       9,479                9,485              9,652          10,089
Provision for loan losses......................................         330                  223                130             300
Losses on real estate operations...............................       (357)                (228)              (235)           (151)
Non-interest income............................................       1,350                1,504              1,503           1,372
Non-interest expense...........................................       5,168                5,556              5,520           5,742
                                                                    -------              -------            -------         -------
Income before income tax expense...............................       4,974                4,982              5,270           5,268
Income tax expense.............................................       1,766                1,800              1,922           1,800
                                                                    -------              -------            -------         -------
Net income.....................................................     $ 3,208              $ 3,182            $ 3,348         $ 3,468
                                                                    =======              =======            =======         =======

Basic earnings per common share................................     $  0.50              $  0.49            $  0.52         $  0.54
                                                                    =======              =======            =======         =======

Diluted earnings per common share..............................     $  0.49              $  0.48            $  0.50         $  0.52
                                                                    =======              =======            =======         =======

Dividends declared per share...................................     $  0.12              $  0.14            $  0.14         $  0.15
                                                                    =======              =======            =======         =======


 (a) Includes a credit for loan losses due to significant improvement in non-performing assets and loan delinquencies.

 (b) Includes a tax benefit of $1.1
million due to the favorable resolution of several tax issues.

                                    FORM 10-K
                              CROSS REFERENCE INDEX
                                     PART 1

Item 1     Business............................................................2

Item 2     Properties..........................................................8

Item 3     Legal Proceedings...................................................9

Item 4     Submission of Matters to a Vote of Security Holders.................9

                                    PART II

Item 5     Market for Registrant's Common Equity and Related
           Stockholder Matters.................................................9

Item 6     Selected Consolidated Financial Data...............................10

Item 7     Management's Discussion and Analysis of Financial
           Condition and Results of Operations................................11

Item 7A    Quantitative and Qualitative Disclosures About
           Market Risk........................................................27

Item 8     Financial Statements and Supplementary Data.................(See Item
                                                                       14 below)

Item 9     Changes in and Disagreements with Accountants on
           Accounting and Financial Disclosure..............................Non-
                                                                      Applicable


                                    PART III

The information called for by Part III (Items 10 through 13) is incorporated herein by reference from Andover's Definitive Notice of Annual Meeting and Proxy Statement for the 1999 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

                                    PART IV


Item 14   Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1)    Financial Statements-

             Independent Auditors' Report.....................................35

             Consolidated Balance Sheets as of December 31, 1998 and 1997.....36

             Consolidated Statements of Operations for each of the
             years ended December 31, 1998, 1997 and 1996.....................37

             Consolidated Statements of Changes in Stockholders' Equity

             for each of the years ended December 31, 1998, 1997 and 1996.....38

             Consolidated Statements of Cash Flows for each of the
             years ended December 31, 1998, 1997 and 1996..................39-40

             Notes to Consolidated Financial Statements....................41-64

(2) All financial statement schedules are omitted because they are not applicable, the data is not significant, or the required information is shown elsewhere in this report.

(b) Reports on Form 8-K. There were no reports filed on Form 8-K during the three months ended December 31, 1998.

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

4.2            Shareholder Rights Agreement between Andover Bancorp, Inc.
               and BankBoston (incorporated herein by reference to an Exhibit to Andover's Current Report on Form 8-K filed January 22, 1999).

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

10.6 Special Termination Agreement between Andover, Andover Bank and Octavio C. Bolivar dated January 24, 1994, as amended and restated, January 23, 1997 (incorporated herein by reference to Exhibit 10.6 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

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

11 The computation of per share earnings can be readily determined from the material contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

12             As the Company does not have any debt securities registered under
               Section 12 of the Securities Act of 1933, no ratio of earnings to fixed charges appears in this Annual Report on Form 10-K.

13 Andover Bancorp, Inc. 1998 Annual Report, which, except for those portions expressly incorporated herein by reference, is furnished only for the information of the Securities and Exchange Commission and is not deemed to be filed.

21 The Company has two subsidiaries, Andover Bank and Andover Bank NH. Andover Bank is a Massachusetts savings bank in stock form while Andover Bank NH is a New Hampshire guaranty savings bank in stock form. Both subsidiaries are included in the Consolidated Financial Statements filed in the Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

23.1           Consent of KPMG Peat Marwick LLP.

                                      NOTES

SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, distribution of our dividend and the IRS Form 1099 and administration of our dividend reinvestment and stock purchase program. Your requests as shareholders, concerning these matters, are most efficiently answered by corresponding directly with BankBoston, NA at the following address:

        BankBoston, NA
        c/o Equiserve Limited Partnership
        PO Box 8040
        Boston, MA 02266
        781*575*3001    800*730*4001

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN/GENERAL INFORMATION

Shareholders may obtain a brochure containing a detailed description of the Plan or other general shareholder information by corresponding directly with Andover Bancorp, Inc. at the following address:

        Andover Bancorp, Inc., Shareholder Relations
        PO Box 2005
        Andover, MA 01810
        978*749*2216

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

        KPMG Peat Marwick LLP
        99 High Street
        Boston, MA 02110

FORM 10-K

An additional copy of Andover's 1998 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, may be obtained without charge by contacting:

        Andover Bancorp, Inc., Shareholder Relations
        PO Box 2005
        Andover, MA 01810
        978*749*2216

FDIC COMPLIANCE

A copy of this report is being made available to the public on request as required by the Federal Deposit Insurance Corporation ("FDIC"). The contents of this report have not been reviewed or confirmed for the accuracy or relevance by the FDIC. A copy of Management's Report on the effectiveness of the Company's internal control structure over financial reporting, and the Independent Accountants' Report of KPMG Peat Marwick LLP thereon, may be obtained without charge by contacting:

        Andover Bancorp, Inc., Shareholder Relations
        PO Box 2005
        Andover, MA 01810
        978*749*2216
================================================================================
                             ANDOVER BANK DIRECTORS

        Thomas F. Caffrey*
        Paul J. Donahue, Sr.
        Clifford E. Elias*
        John E. Fenton Jr.
        Naomi A. Gardner*
        Frank D. Goldstein
        Cornelius J. McCarthy*
        Gerald T. Mulligan*
        Irving E. Rogers, III
        Robert J. Scribner*
        Fred P. Shaheen*

*ALSO DIRECTORS OF ANDOVER BANCORP, INC.

                           ANDOVER BANK NH DIRECTORS

        John P. Bachini
        Joseph F. Casey
        John D. Collins
        George J. Khoury
        Gerald T. Mulligan
        Raymond P. Smith
        Marie S. Tucarella

                                 ANNUAL MEETING

The Annual Meeting of the Shareholders of Andover
Bancorp, Inc. will be held
at 10 a.m. on Thursday,

April 29, 1999 at the
Andover Town House,

20 Main Street, Andover, Massachusetts.

                            [NEW HAMPSHIRE PICTURE]





                                                  ANDOVER BANK Member FDIC/DIF
------------------------------------------------------------------------------------------------------------------------------------
MAIN OFFICE            450 Essex Street          547 Broadway               91 Pleasant Valley Street       995 Main Street
61 Main Street         Lawrence, MA 01840        Methuen, MA 01844          Methuen, MA 01844               Tewksbury, MA 01876
Andover, MA 01810
                       305 South Broadway        228 Haverhill Street       108 Main Street                 2171 Main Street
159 River Road         Lawrence, MA 01843        Methuen, MA 01844          North Andover, MA 01845         Tewksbury, MA 01876
Andover, MA 01810

                                                  ANDOVER BANK NH Member FDIC
------------------------------------------------------------------------------------------------------------------------------------

                                           Main Office                 62 Nashua Road (Rt.  102)
                                           130 Main Street             Londonderry, NH 03053
                                           Salem, NH 03079

                                                 ANDOVER CAPITAL GROUP, INC.
------------------------------------------------------------------------------------------------------------------------------------
                                           238 Littleton Road, Westford, MA 01886

                                                TELEPHONE SALES & SERVICE CENTER
                                                          1 800 2CALL AB

                                                                     0685-AR-99