Form 10-K, Exhibit 13
period 1999-12-31
ANDOVER BANCORP INC
filed 2000-03-20
CIK 810589

                                                                      Exhibit 13


ANDOVER BANCORP, INC.                                              ANNUAL REPORT
                                                                        1999


                          [COVER ILLUSTRATION FEATURES
                         MAP OF NORTHERN MASSACHUSETTS
                          AND SOUTHERN NEW HAMPSHIRE]

ANDOVER BANCORP, INC. IS THE HOLDING COMPANY PARENT OF ANDOVER BANK. ANDOVER BANK IS A MASSACHUSETTS CHARTERED BANK ORGANIZED IN 1834 AND HEADQUARTERED IN ANDOVER, APPROXIMATELY 25 MILES NORTH OF DOWNTOWN BOSTON. ANDOVER BANK OPERATES 12 BANKING OFFICES IN ANDOVER, LAWRENCE, METHUEN, NORTH ANDOVER, AND TEWKSBURY, MASSACHUSETTS AS WELL AS LONDONDERRY AND SALEM, NEW HAMPSHIRE. A 13TH BANKING OFFICE IS SCHEDULED TO OPEN IN DERRY, NEW HAMPSHIRE IN THE SECOND QUARTER 2000.

                                 Illustration                [ANDOVER BANK LOGO]

                         [MAP OF NORTHERN MASSACHUSETTS
                          AND SOUTHERN NEW HAMPSHIRE]

--------------------------
Andover Bancorp, Inc.         1999
                          ------------------------------------------------------
                                FINANCIAL HIGHLIGHTS


                                                             At or for the years ended December 31,
                                                       -------------------------------------------------
                                                                                              Percentage
                                                           1998                1999             Change
--------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:                                     (Dollars in thousands, except per share data)


          Total assets                                 $1,410,247           $1,491,054           +  6%

          Loans, net                                    1,040,279            1,121,717           +  8

          Deposits                                        988,656              968,533           -  2

          Stockholders' equity                            121,142              130,263           +  8

          Non-performing assets                             3,492                2,497           - 28

--------------------------------------------------------------------------------------------------------
OPERATING DATA:

          Net interest and dividend income             $   42,231           $   47,309           + 12%

          Non-interest expense                             22,577               21,977           -  3

          Pre-tax income                                   25,545               29,172           + 14

          Net income                                       17,386               18,885           +  9

--------------------------------------------------------------------------------------------------------
PER SHARE DATA:

          Basic earnings per share                     $     2.68           $     2.89           +  8%

          Diluted earnings per share                         2.60                 2.82           +  8

          Dividends declared                                 0.69                 0.87           + 26

          Book value(1)                                     18.39                20.40           + 11

--------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL RATIOS:

          Return on average assets                           1.27%                1.31%

          Return on average equity(1)                       15.64                15.05

          Net yield on average earning assets                3.18                 3.37

          Efficiency ratio                                  49.37                42.33


                     (1) Excludes the effect of SFAS No. 115

-------------------
      1999          LETTER
                   -------------------------------------------------------------
                       TO SHAREHOLDERS


Dear Shareholders,

As I prepare to write this letter every year, I gather material that I have set aside during the year as reminders of events and accomplishments, which should be reported to you. Just before writing, I go back and reread last year's letter. I was struck by how similar, only even better, this year's report to you would be.

Last year I reported the fifth consecutive year of record earnings. This year, I am pleased to report a sixth consecutive year of record earnings. The extent of our success this year is reflected in the following financial highlights for 1999:

     -    Record earnings of $18.9 million, an increase of 9%
     -    Return on average assets increased to 1.31%
     -    Return on average equity of 15.05%
     -    Dividends of $0.87 per share, a 26% increase

In 1999, loan growth was coupled with a 6% increase in net interest margin, while the earning increase in 1998 was primarily the result of loan growth, which offset a decline in net interest margin. As in 1998, almost every loan category witnessed growth in 1999, with special success in the following categories:

     -    Commercial real estate loans increased by 26%
     -    Commercial and industrial loans increased by 49%
     -    Construction loans increased by 13%
     -    Equipment leases increased by 192%

I cannot conclude any discussion of loan growth without referring to credit quality. This year's level of problem and delinquent loans is even below last year's minimal level.

The excellent results and similarities in both the amount and sources of growth from year to year indicate the fundamental strength of the Bank's core businesses. The excellent returns on assets and equity validate both the Bank's strategies and their execution. They further indicate the Bank's ability to meet profitably the financial needs of its customers and marketplace.

--------------------------------------------------------------------------------


For the year ahead, we look to augment those fundamentally strong operating principles with expanded geography and new non-traditional products.

One of our most exciting expansion developments is our pending acquisition of Gloucester Bank and Trust ("Gloucester Bank"). Gloucester Bank offers both geographic and product expansion opportunities. As a commercial bank, it will strengthen our commercial lending capabilities. Additionally, Gloucester Bank offers us a new market to offer our broader, more competitively priced residential mortgage and consumer loan products.

As I have reported to you before, Andover Bank's expansion into southern New Hampshire has been extraordinarily well received. Our deposit and loan growth and our gain in market share have greatly exceeded our expectations. Seeking to capitalize and expand on that success, we have begun construction on a new banking office in Derry. Based on marketing data and our positive reception in neighboring Londonderry, we are excited about the prospects for this new office. In addition, other expansion efforts occurred in Tewksbury, where Andover Bank already enjoys the largest market share. Our new Tewksbury office is a larger facility that offers greater customer convenience and access.

With regard to new products, we are excited about the banks recently initiated insurance program. We are now offering a complete line of consumer and commercial insurance products through our newly formed subsidiary, AB Insurance Services. We look to offer our insurance products with very attractive, competitive rates and the superior service our customers have come to expect. Insurance represents only our most recent new product offering. It is our goal to continue to broaden our array of products and services to meet all the financial needs of our customers.

In addition to the challenge of increasing the services we provide, we must continually strive to improve both the quality and convenience of our delivery of those products. In this "electronic age," the delivery convenience of more banking office locations must be matched with improvements in electronic and remote product and service delivery.

                                  [BAR GRAPH]
                                 1995 - $ 9,938
                                 1996 - $12,479
                                 1997 - $13,206
                                 1998 - $17,386
                                 1999 - $18,885

EARNINGS
For the years ended December 31,
In thousands


                                  [BAR GRAPH]
                                1997 - $195,116
                                1998 - $248,905
                                1999 - $327,523

CORPORATE LOAN GROWTH
At December 31,
In thousands

Includes outstanding balances for construction and land, commercial real estate, commercial loans and lease financing.

-----------------
                    Letter to Shareholders (continued)
                 ---------------------------------------------------------------


Once it might have seemed a leap to go from discussing on-line banking to reporting on our record of community lending and service. In a world of e-tailers and e-mailers, both traditional and electronic banking are running together. Last year, I was proud to report that the Commonwealth of Massachusetts awarded Andover Bank an "Outstanding" rating for its performance under the Community Reinvestment Act. As a state chartered, federally insured bank, Andover Bank is examined annually by either the Commonwealth or the FDIC on alternating years. I am pleased to report that the FDIC also awarded Andover Bank with an "Outstanding" rating this year. This recognition, by both our state and federal regulators, validates our strong commitment, throughout the Bank, to serve, equitable and well, our entire community.

After reporting all the positive news of 1999, I know that shareholders, like all of us at the Bank, are disappointed by the stock's price performance. One would hope and expect that financial markets would recognize and reward our superior results. There has been a divergence between the valuation of traditional companies and the new high-tech companies. Investors are enamored by the stratospheric returns presently enjoyed by technology stocks. Our stock price shares its lagging performance with many traditional industries, including the entire financial services industry. All we can do is to continue to operate as successfully as possible, to record superior results and to trust that the investment community will again appreciate the value of reliable earnings growth.

On behalf of the Board of Directors, I wish to thank our Shareholders for their continued support and the Employees for their commitment in achieving the excellent results recorded over the past year.


                                  [BAR GRAPH]
                                  1995 - $13.37
                                  1996 - $14.89
                                  1997 - $16.40
                                  1998 - $18.39
                                  1999 - $20.40

BOOK VALUE PER SHARE
At December 31,
Excludes the effect of SFAS No. 115

                                  [BAR GRAPH]
                                  1995 - $.30
                                  1996 - $.40
                                  1997 - $.54
                                  1998 - $.69
                                  1999 - $.87

CASH DIVIDENDS PER SHARE
For the years ended December 31,



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

                                -----------------

                                    FORM 10-K

                        FOR ANNUAL AND TRANSITION REPORTS
                    PURSUANT TO SECTIONS 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR
             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, $0.10 PAR VALUE
                                (Title of Class)
                        PREFERRED STOCK PURCHASED RIGHTS
                                (Title of Class)

     Indicate by check mark whether: the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No___
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]
     The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing sale price for the Registrant's Common Stock on March 1, 2000, as reported by Nasdaq, was $167,683,066.75.
     The number of shares outstanding of each of the Registrant's classes of Common Stock, as of the latest practicable date, is:

                 Class: Common Stock, par value $0.10 per share
                Outstanding as of March 1, 2000: 6,403,172 shares

                       DOCUMENTS INCORPORATED BY REFERENCE
     Portions of the Andover Bancorp, Inc. Definitive Notice of Annual Meeting and Proxy Statement for the 2000 Annual Meeting of Shareholders are incorporated by reference into Part III of Form 10-K.

                                    FORM 10-K
                                TABLE OF CONTENTS
                                     PART 1

Item 1            Business..............................................................................       3

Item 2            Properties.............................................................................     10

Item 3            Legal Proceedings......................................................................     11

Item 4            Submission of Matters to a Vote of Security Holders....................................     11

                                                          PART II

Item 5            Market for Registrant's Common Equity and Related Stockholder Matters.................      11

Item 6            Selected Consolidated Financial Data..................................................      12

Item 7            Management's Discussion and Analysis of Financial Condition and
                  Results of Operations.................................................................      13

Item 7A           Quantitative and Qualitative Disclosures About Market Risk............................      30

Item 8            Financial Statements and Supplementary Data

                       Independent Auditors Report .....................................................      37

                       Consolidated Financial Statements.................................................. 38-42

                       Notes to Consolidated Financial Statements......................................... 43-68

Item 9            Changes in and Disagreements with Accountants on Accounting and Financial Disclosure....................................................... Non-applicable

                                    PART III

The information called for by Part III (Items 10 through 13) is incorporated by reference from Andover's Definitive Notice of Annual Meeting and Proxy Statement for the 2000 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

                                     PART IV

Item 14           Exhibits, Financial Statement Schedules and Reports on Form 8-K.......................      69

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

     CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS. The following important factors, among others, could cause actual results, performance or achievements of the Company to differ materially from those expressed or implied by forward-looking statements made in this Annual Report on Form 10-K or presented elsewhere by management from time to time. Defined terms used elsewhere in this Annual Report have the same meanings herein as therein. A number of uncertainties exist that could affect the Company's future operating results, performance or achievements including, without limitation, the Bank's (as defined below) continued ability to originate quality loans, fluctuation of interest rates, real estate market conditions in the Bank's lending area, general and local economic conditions, the Bank's continued ability to attract and retain deposits, the Company's (as defined below) ability to control costs, new accounting pronouncements, and changing regulatory requirements. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this report and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

                                     PART I

ITEM 1.  BUSINESS

GENERAL

     Andover Bancorp, Inc. ("Andover" or the "Company") is a Delaware corporation that was organized in 1987. Although Andover has corporate authority to engage in any activity permitted by the Delaware General Corporation Law, Andover's primary activity is to act as the holding company for Andover Bank (the "Bank").

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

     On June 30, 1999, Andover Bank NH, a wholly-owned subsidiary of Andover, was merged with and into Andover Bank. As a result, the two banking offices of Andover Bank NH are currently operating as branches of Andover Bank.

     The Bank is engaged principally in the business of attracting deposits from the general public and investing in residential and commercial real estate loans, in construction, consumer, commercial loans and lease financing, and in various securities. Emphasis is placed on both retail and corporate banking. Retail activities, an important source of franchise value to the Bank, consist of branch operations, home mortgage and consumer lending, and mortgage banking. The Bank offers a variety of retail products through branch offices, automated teller machines ("ATMs"), its telephone call center with its expanded hours, online banking and product specialists. Other non-banking services available to its customers include the recently initiated insurance program in addition to the investment services provided by a third party. Corporate banking activities consist primarily of commercial real estate, construction, land and commercial lending and lease financing. These activities are conducted primarily by experienced loan officers and business development specialists.

     The Company's strong financial performance in 1999 includes pre-tax gains of $1.6 million from the termination of the Company's defined benefit pension plan as well as an increase in the net interest margin while the Company's financial performance in 1998 was positively impacted by a credit for loan losses of $1.7 million and a tax benefit of $1.1 million.

     On January 26, 2000, the Company entered into a definitive agreement to acquire GBT Bancorp ("GBT") and its wholly-owned subsidiary, Gloucester Bank and Trust Company. This agreement is subject to customary closing conditions and a number of approvals from various regulatory agencies. At December 31, 1999, GBT had $130.9 in assets, primarily commercial real estate loans and investment securities, and deposits of $103.5 million. The acquisition will be accounted for as a purchase and had a total value on the date of announcement of approximately $16.2 million and estimated goodwill of approximately $9.2 million.

MARKET AREA

     The Bank's market area is centered in Andover, Massachusetts, approximately 25 miles north of downtown Boston. The Bank operates banking offices in the towns of Andover, Lawrence, Methuen, North Andover and Tewksbury, Massachusetts and Salem and Londonderry, New Hampshire, which serve those towns as well as surrounding communities in northeastern Massachusetts and in southern New Hampshire. Andover Capital Group, Inc., a subsidiary of Andover Bank, offering commercial equipment loans and lease financing, is located in Westford with the entire Northeast as its primary market area.

LENDING ACTIVITIES

     General. Lending is the principal business of the Bank and loans represent the largest portion of the Bank's assets. At December 31, 1999, the Bank's loan portfolio, prior to the allowance for loan losses, amounted to $1.1 billion or 76.0% of total assets. The Bank's loan portfolio increased 7.8% during 1999 resulting primarily from higher corporate loan originations. For additional information on the composition of the loan portfolio and loan originations, see
Note 4 to the "Consolidated Financial Statements" and Item F, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Loans".

     The primary lending activity has been the origination of first mortgage loans for the purchase or refinance of residential properties in Andover's primary market area and adjacent communities. Such loans are generally viewed as having less risk than other types of retail and non-retail loans and provide a relatively stable source of interest income in the loan portfolio. They also provide a significant source of fee income when they are sold in the secondary mortgage market and serviced by the Bank. The Bank is an active servicer of residential loans for investors in the secondary mortgage market.

     The Bank originates a variety of other loans for consumer purposes. These include home equity, second mortgage, and personal loans, among others, and constitute an additional source of interest income in the loan portfolio. The consumer lending activities of the Bank complement its home mortgage activities and position it as a full service retail lender. The retail lending activities of the Bank complement the retail deposit gathering activities and strengthen the overall retail franchise value. At December 31, 1999, retail loans totaled $805.6 million or 71.1% of total loans.

     The Bank also originates non-retail or corporate loans, such as commercial real estate, commercial, construction and land loans and lease financings. Historically, these types of loans have generated higher yields and returns than retail loans, but also involve additional risk. See "Risk Elements" below. Corporate loans have also been viewed as a means of maintaining a diversified loan and asset portfolio. At December 31, 1999, corporate loans amounted to $327.5 million, or 28.9% of total loans.

     Residential Mortgage Loans. Residential mortgage loans totaling $743.7 million represented 65.6% of the total loan portfolio at December 31, 1999. An additional $1.5 million in residential mortgage loans was held for sale at that date. During 1999, the Bank purchased from other banks and correspondent relationships $28.2 million of locally originated residential real estate whole loans.

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

     Commercial Real Estate Loans. At December 31, 1999, commercial real estate loans totaled $207.4 million, representing 18.3% of total loans. Approximately $43.5 million, or 21.0% of these loans, are secured by apartment buildings and multi-family residential properties. The balance of the commercial real estate portfolio is secured by commercial facilities, including office, mixed use, retail or light manufacturing properties, small shopping centers, and various other types of commercial real estate. During 1999, the Bank purchased $10.1 million of commercial real estate first mortgages. Commercial real estate loans generally amortize over a period of 15 to 25 years. Variable interest rates on such loans are set at a margin above either the one-year Treasury index or the prime rate as published in the Wall Street Journal and are subject to periodic adjustment. Commercial real estate loans with fixed interest rates are generally set at a margin above the equivalent Federal Home Loan Bank term advance rate.

     Construction and Land Loans. Construction and land loans totaled $63.7 million at December 31, 1999, representing 5.6% of total loans. At that date, amounts committed but not yet advanced in connection with such loans totaled an additional $26.5 million. At December 31, 1999, outstanding construction loans totaled $34.5 million and outstanding land loans (including loans for unimproved land and land development) totaled $29.2 million. The majority of the construction loans are for residential development of single-family homes. However, the Bank is increasingly undertaking commercial construction projects at this time. Construction and land loans generally have a term of two years, although the Bank typically is entitled to review and adjust the interest rate at the end of the first year. The interest rate is set at a margin above the prime rate as published in the Wall Street Journal.

     Consumer Loans. Consumer loans totaled $61.8 million at December 31, 1999, representing 5.5% of total loans. Home equity lines constitute the greatest portion of the Bank's consumer lending activity and totaled $41.7 million at December 31, 1999. At that date, unadvanced amounts relating to home equity lines totaled an additional $74.2 million. Home equity lines are offered both in fixed rate and adjustable form with varying terms of three to ten years. The adjustable rate loans are generally tied to the prime rate as published in the Wall Street Journal. Home equity lines are subject to the same general underwriting standards as residential first mortgage loans. Other consumer loans are offered in fixed rate form with varying terms of three to eight years, while second mortgages have terms of five to fifteen years.

     Commercial and Lease Loans. At December 31, 1999, commercial and lease loans totaled $27.4 million, or approximately 2.4% of total loans. Secured equipment loans included in the commercial and lease loan portfolio amounted to $7.3 million and $4.9 million at December 31, 1999 and 1998, respectively. The interest rate on commercial loans generally varies at a margin above the prime rate as published in the Wall Street Journal. Commercial loans may be secured in whole or in part by real estate unrelated to the principal purpose of the loan or secured by inventories and receivables and are ordinarily guaranteed by the principals of the borrower. Commercial loans with fixed interest rates are set at a margin above the Federal Home Loan Bank advance rate.

     Lease Financing. Andover Capital Group, Inc. offers commercial equipment loan and lease financing as an additional financing option for the Bank's corporate customers. Total lease financing balances were $29.1 million and $10.0 million at December 31, 1999 and 1998, respectively.

     Loan Origination. Mortgage loans originate from a number of sources. These include realtor, builder and customer referrals, direct advertising and participation in home shows and other events. The Bank employs a number of mortgage loan originators who maintain regular contact with real estate firms and other sources of business and who respond to general mortgage inquiries. These mortgage specialists are assigned specific territories and receive commissions on closed mortgage loans. Total residential mortgages originated by the Bank in 1999 amounted to $173.8 million. The decline in total residential originations from 1998 to 1999 was primarily due to lower mortgage refinancing activity experienced throughout the year as a result of rising interest rates.

     Consumer loans are solicited by advertising and by direct mail targeted to existing deposit and mortgage customers and, from time to time, selected market area households which have no customer relationship with the Bank. The primary origination activity in the consumer loan area relates to home equity lines of credit and second mortgages, totaling $22.5 million in 1999, or nearly 82.2% of the total consumer originations.

     Corporate originations, comprised of commercial real estate, commercial, construction and land loans and lease financings, are originated from direct solicitation of existing and prospective customers and from a variety of referral sources. The Banks originated $174.3 million of these corporate loans during 1999.

RISK ELEMENTS

     General. For further information concerning the composition of the loan portfolio, nonaccrual loans, impaired loans and the allowance for loan losses, see Note 4 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Risk Elements.".

     Non-performing Assets. Non-performing assets consist of nonaccruing loans and other real estate owned. During 1999, non-performing assets decreased 28.5% or $995,000 from 1998 levels, to $2.5 million and amounted to 0.2% of total assets at year-end. The Company places all loans, regardless of collateral values, on nonaccrual status when principal or interest is past due 90 days or more. Loans for which payments are less than 90 days past due are placed on non-accrual status where there exists serious doubt as to collectibility. At December 31, 1999, the Bank had $2.5 million in nonaccruing loans and $41,000 in other real estate owned.

     Provision (Credit) for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to the statement of operations. The allowance is reduced by a credit for loan losses as well as loan charge-offs. The Company recorded provisions for loan losses of $400,000 in 1999 as compared to a credit for loan losses of $1.7 million in 1998. Among the factors used to determine that the provision for loan losses was appropriate were the increase in corporate loan balances and the deterioration of two loans on nonaccrual during the fourth quarter of 1999.

INVESTMENT ACTIVITIES

     The investment portfolio, an important component of Andover's asset structure, is a source of earnings in the form of interest and dividends, provides for diversification and is a source of liquidity. Overall, the portfolio, comprised of mortgage-backed securities, corporate bonds, U.S. Treasury and federal agency securities, short-term investments and equity securities, represented 19.2% of total assets, or $286.7 million as of December 31, 1999.

     In 1999, the total investment portfolio produced interest and dividend income of $19.8 million, or 19.8% of the total interest and dividend income earned by the Company. The investment portfolio and the sale of loans generated losses of $368,000 in 1999, as compared to gains of $670,000 in 1998 on sales, redemptions and the marking of certain securities to market. For additional information on investments, see Notes 1, 2 and 3 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Investments".

DEPOSITS AND BORROWED FUNDS

     The Bank's major sources of funds are deposits, borrowings, principal payments or payoffs on loans and mortgage-backed securities, and maturities of investments. Borrowings are generally used to fund long-term assets and short-term liquidity requirements or to manage interest rate risk. Total deposits amounted to $968.5 million at December 31, 1999.

     The Bank is a member of the Federal Home Loan Bank of Boston ("FHLB") and is authorized to borrow funds to meet withdrawals of savings deposits or to expand the loan or investment portfolios. These borrowings are subject to collateral requirements and borrowing limitations. The Bank also has available various other sources of funds, including secured borrowings, federal funds purchased or lines of credit from commercial banks and reverse repurchase agreements from brokerage firms, FHLMC and FNMA. In addition, the Bank has overnight repurchase agreements with various corporate customers. The Bank may also obtain funds at the discount window of the Federal Reserve Bank of Boston. At December 31, 1999, total borrowings outstanding from all of the Company's various sources amounted to $379.4 million.

     For additional information concerning the composition and maturity of deposits and borrowings, see Notes 8, 9 and 10 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Deposits -- Borrowings -- Asset and Liability Management and Market Risk -- Liquidity".

OTHER SERVICES

     Investment Services. The Bank makes investment and brokerage services available to their customers through a contract with Liberty Securities Corporation, an unaffiliated company. A fully licensed broker of Liberty Securities located at the Bank's headquarters is available for consultation on investment opportunities, including mutual funds, municipal bonds, government-backed securities and annuities. The Bank received income of approximately $68,000 from these services in 1999.

COMPETITION

     The Bank's lending and deposit-taking activities are concentrated in the Merrimack Valley and the surrounding communities in northeastern Massachusetts and southern New Hampshire. The Bank faces strong competition both in originating loans and in attracting deposits. Competition in originating loans in the Bank's expansive lending area comes primarily from thrift institutions, commercial banks, mortgage companies, credit unions and consumer finance companies. The Bank competes for loans principally on the basis of interest rates and loan fees, the types of loans offered, and the quality of service and convenience provided to borrowers.

     In attracting deposits, the Bank's primary competitors are thrift institutions, commercial banks, credit unions and mutual funds. The attraction and retention of deposits depends on the Bank's ability to provide investment opportunities that satisfy the requirements of depositors with respect to the rate of return, liquidity, risk, service and other factors. The Bank competes for these deposits by offering competitive rates, convenient branch locations, extended business hours, electronic delivery channels and automated teller machines.

     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the "Gramm-Leach-Bliley Act"). Under the Gramm-Leach-Bliley Act, effective March 11, 2000, securities firms, insurance companies and other financial services providers that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which the Company and its subsidiaries conduct business. See "Supervision and Regulation -- Gramm-Leach-Bliley Act of 1999" below. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services.

SUPERVISION AND REGULATION

     General. The Company and the Bank are heavily regulated. As a bank holding company, Andover is supervised by the Board of Governors of the Federal Reserve Board System ("the Federal Reserve Board") and it is also subject to the jurisdiction of the Massachusetts Board of Bank Incorporation. The activities of bank holding companies, such as Andover, that do not become financial holding companies under the recently enacted Gramm-Leach-Bliley Act (as discussed below) are limited to the business of banking and activities closely related or incidental to banking. Provided that it does not become a financial holding company, Andover may not directly or indirectly acquire the ownership or control of more than 5 percent of any class of voting shares or substantially all of the assets of any company that is not engaged in activities determined by the Federal Reserve Board prior to November 12, 1999 by order or regulation to be closely related to banking, and also generally must provide notice to or obtain the approval of the Federal Reserve Board in connection with any such acquisition. As a Massachusetts-chartered savings bank, the Bank is subject to regulation, examination and supervision by the FDIC and the Massachusetts Commissioner of Banks ("the Commissioner"). The Bank is also subject to certain requirements established by the Federal Reserve Board.

     Federal Deposit Insurance Corporation. The FDIC insures the Bank's deposit accounts up to the $100,000 maximum per separately insured account and is subject to reporting requirements of the FDIC. The FDIC has adopted requirements setting minimum standards for capital adequacy and imposing minimum leverage capital ratios. The Bank exceeded all applicable requirements at December 31, 1999. Furthermore, under the capital standards established pursuant to the FDIC Improvement Act of 1991, the Bank is currently well-capitalized. International bank supervisory organizations, principally the Basel Committee on Banking Supervision, currently are considering changes to the risk-based capital adequacy framework, which ultimately could affect the FDIC's guidelines regarding capital adequacy. For additional information on regulatory capital ratios, see Note 12 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Financial Condition -- Capital Resources".

     Massachusetts Commissioner of Banks and Board of Bank Incorporation. Massachusetts statutes and regulations govern, among other things, investment powers, lending powers, deposit activities, maintenance of surplus and reserve accounts, the distribution of earnings, the payment of dividends, issuance of capital stock, branching, acquisitions and mergers and consolidations. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Commissioner may be subject to sanctions for noncompliance. The Commissioner may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the Bank's business in a manner which is unsafe, unsound or contrary to the depositors' interest, or been negligent in the performance of their duties. In response to a Massachusetts law enacted in 1996, in 1997 and 2000, the Commissioner finalized rules that generally give Massachusetts banks, and their subsidiaries, many powers equivalent to those of national banks. The Commissioner also has adopted regulations and procedures expediting the approval process for well-capitalized banks to establish branches or to engage in certain activities.

     Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal"), certain interstate transactions and activities are permitted. Interstate transactions and activities permitted for under the law include: (i) bank holding company acquisitions of separately held banks in a state other than a bank holding company's home state; (ii) mergers between banks with different home states, including consolidations of affiliated banks; (iii) establishment of interstate branches either de novo or by branch acquisition; and (iv) affiliate banks acting as agents for one another for certain banking functions without being considered a "branch". In general, subject to limitations, nationwide interstate acquisitions are now permissible, irrespective of state law limitations other than limitations related to deposit concentrations and bank age requirements. Interstate mergers generally also are permissible, and affiliated banks may act as agents for one another. Each of the transactions and activities must be approved by the appropriate federal bank regulator, with separate and specific criteria established for each category.

     In 1996, Massachusetts enacted interstate banking laws in response to the Riegle-Neal Act. The laws permit, subject to certain deposit and other limitations, interstate acquisitions, mergers and branching on a reciprocal basis. The Riegle-Neal Act has made it easier for out-of-state institutions to attempt to purchase or otherwise acquire a Massachusetts bank, or to compete with the Bank in Massachusetts, and similarly has made it easier for the Bank to compete outside the state.

     Gramm-Leach-Bliley Act of 1999. The general effect of the new law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company system, such as Andover, to engage in a full range of financial activities through a new entity known as a "financial holding company." "Financial activities" is broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Generally, the Gramm-Leach-Bliley Act does the following: (i) repeals historical restrictions on, and eliminates many federal and state law barriers to, affiliations among banks, securities firms, insurance companies, and other financial service providers; (ii) provides a uniform framework for the functional regulation of the activities of banks, savings institutions, and their holding companies; (iii) broadens the activities that may be conducted by national banks (and derivatively, state banks), banking subsidiaries of bank holding companies, and their financial subsidiaries; (iv) provides an enhanced framework for protecting the privacy of consumer information; (v) adopts a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system; (vi) modifies the laws governing the implementation of the Community Reinvestment Act of 1977; and (vii) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. In order to engage in the new activities, a bank holding company, such as Andover, must meet certain tests and elect to become a financial holding company. Specifically, all of a bank holding company's banking subsidiaries must be well-capitalized and well-managed, as measured by regulatory guidelines, and all of the bank holding company's banks must have been rated "satisfactory" or better in their most recent CRA evaluation. Furthermore, a bank holding company that elects to be treated as a financial holding company may face significant consequences if its banks fail to maintain the required capital and management ratings, including entering into an agreement with the Federal Reserve Board that imposes limitations on its operations and may even require divestitures. Such possible ramifications may limit the ability of a bank subsidiary to significantly expand or acquire less than well-capitalized and well-managed institutions. At this time, Andover has not determined whether it will become a financial holding company.

     Further, the Gramm-Leach-Bliley Act includes a new section of the Federal Deposit Insurance Act governing subsidiaries of state banks that engage in "activities as principal that would only be permissible" for a national bank to conduct in a financial subsidiary. The provision will permit state banks, to the extent permitted under state law, to engage in certain new activities which are permissible for subsidiaries of a financial holding company. Further, it expressly preserves the ability of a state bank to retain all existing subsidiaries. Massachusetts permits Massachusetts-chartered banks to engage in activities which are permissible for national banks and that are approved by the Commissioner. Thus, the Bank would only be permitted to engage in the activities authorized by the Gramm-Leach-Bliley Act that are also approved by the Commissioner or otherwise authorized by Massachusetts law. In order to form a financial subsidiary, a state bank must be well-capitalized, and the state bank would be subject to certain capital deduction, risk management and affiliate transaction rules which are applicable to national banks.

EMPLOYEES

     At December 31, 1999, Andover had 281 full-time equivalent employees. None of the employees of Andover are represented by a collective bargaining group and management considers relations with its employees to be good.

SUBSIDIARIES

     Andover has one direct subsidiary, the Bank. The Bank has two wholly-owned subsidiaries and one majority-owned subsidiary. One of the Bank's subsidiaries, AB Insurance Services LLC, was created in 1999 to act as an insurance agent or broker enabling it to sell all lines of consumer and commercial insurance. The Bank's other direct subsidiary, ASB Development Corp. ("ASB"), has five subsidiaries and holds title to a portion of Andover's main office, the loan operations building and to other income producing property. One subsidiary of ASB holds real estate property that comprises a portion of Andover's main office location. Three other subsidiaries of ASB were organized as Massachusetts security corporations to take advantage of beneficial state tax treatment related to the holding of certain investments. The fifth subsidiary of ASB, Andover Preferred Capital Corporation ("APCC"), is 99 percent owned by ASB and is a Massachusetts business corporation which has elected to be taxed as a real estate investment trust for federal and Massachusetts tax purposes. APCC holds mortgage loans which were previously originated by Andover Bank. The majority-owned subsidiary of the Bank, Andover Capital Group, Inc., provides secured equipment lending and lease financing.

ITEM 2.  PROPERTIES
     Andover conducts its business from its main office and multiple locations listed below, all of which are considered to be in good condition and suitable for the purposes for which they are used. Andover also serves customers through its affiliation with several Automatic Teller Machine ("ATM") networks: NYCE(R), EXCHANGE(R), CIRRUS(R) and the SUM(R) program with over 260,000 ATM locations worldwide. As a member of the SUM program, AndoveR Bank customers receive surcharge free access at over 1,300 locations throughout New England, primarily Massachusetts. In addition, the Company has an affiliation with Maestro(R) for its debit card customers. The following table sets forth certain information relating to bank premises owned or used by Andover and its subsidiaries in conducting its business.

                                                                                       OWNED OR
LOCATION                                                                                LEASED
--------                                                                               --------
Andover Bank
------------
Main Office:
   Andover, Massachusetts
      61 Main Street....................................................................Owned
      31-45 Main Street-Annex...........................................................Owned
      11 Chestnut Street................................................................Owned
      18-20 Central Street (1)..........................................................Leased

Branches:
   Lawrence, Massachusetts
      450 Essex Street..................................................................Owned
      305 South Broadway................................................................Owned

   Methuen, Massachusetts
      547 Broadway......................................................................Owned
      91 Pleasant Valley Street (2).....................................................Owned
      228 Haverhill Street..............................................................Owned
      145-147 Pelham Street (ATM only) (3)..............................................Leased

   North Andover, Massachusetts
      108 Main Street...................................................................Owned
      1077 Osgood Street (ATM only) (4).................................................Leased

   Tewksbury, Massachusetts
      995 Main Street...................................................................Owned
      2345 Main Street..................................................................Owned

   Andover, Massachusetts
      159 River Road....................................................................Owned

   Salem, New Hampshire
      130 Main Street (5)...............................................................Leased

   Londonderry, New Hampshire
      62 Nashua Road....................................................................Owned

   Derry, New Hampshire (under construction)
      35 Manchester Road (6)............................................................Owned

Andover Capital Group, Inc.
---------------------------
238 Littleton Road, Westford (7)........................................................Leased

(1) Lease expires January 31, 2004, with a renewal option for an additional four years.
(2) Land is held under a ground lease which expires December 1, 2006, with renewal options for an additional 69 years.
(3) Lease expires May 31, 2006, with renewal options for an additional ten years.
(4) Lease expires May 31, 2001, with renewal options for an additional ten years.
(5) Lease expires July 31, 2001 with a renewal option for an additional two years.
(6) Land is held under a ground lease which expires December 31, 2010, with renewal options for an additional 35 years.
(7) Lease expires February 14, 2002, with a renewal option for an additional two years.

ITEM 3. LEGAL PROCEEDINGS

     Andover and the Bank are involved in various legal proceedings incidental to their business, none of which is believed by management to be material to the financial condition of Andover or the Bank.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

                                     PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
        MATTERS

STOCK PRICES AND DIVIDENDS

     Andover's Common Stock trades on The Nasdaq Stock Market(R) under the symbol "ANDB". On March 6, 2000, there were approximately 2,299 holders of record of the 6,393,172 shares of Andover Common Stock outstanding.

     The following table sets forth the comparative market prices per share of Andover Common Stock based on high and low sale prices as reported on by Nasdaq(R) and the dividends per share that have been declared by Andover, for the periods indicated.

                                                                    PRICE                  DIVIDENDS
                                                                    -----                  DECLARED
                    QUARTER ENDED                           HIGH              LOW          PER SHARE
                    -------------                           ----              ---          ---------

         1997       March 31, 1997.........................$24.20            $19.80         $.120
         ----
                    June 30, 1997.........................  25.40             20.60          .136
                    September 30, 1997....................  29.40             23.60          .136
                    December 31, 1997.....................  33.80             26.20          .152

         1998       March 31, 1998.........................$33.00            $27.40         $.152
         ----
                    June 30, 1998.........................  38.75             31.50          .180
                    September 30, 1998....................  40.75             25.50          .180
                    December 31, 1998.....................  35.00             24.75          .180

         1999       March 31, 1999.........................$34.75            $27.00         $.210
         ----
                    June 30, 1999.........................  32.63             25.50          .210
                    September 30, 1999....................  34.75             28.88          .210
                    December 31, 1999.....................  31.50             27.38          .240

     The payment of dividends by Andover is subject to the discretion of Andover's Board of Directors. Holding companies such as Andover engage in no business other than acting as the holding company of their subsidiaries. The only funds available to Andover for the payment of dividends are cash and cash equivalents held at the holding company level, dividends paid by the Bank to Andover, and borrowings. At December 31, 1999, Andover held $10.0 million in cash and interest-bearing deposits at the holding company level.

     Dividend payments to stockholders totaled $5.7 million in 1999 and $4.5 million in 1998. On January 20, 2000, a dividend of $0.24 per share was declared, payable on February 15, 2000.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes selected consolidated financial data of Andover at or for the periods indicated, and should be read in conjunction with the consolidated financial statements and related notes thereto included in Item 8 of this Report.

                                                                             AT DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                    1999           1998            1997          1996         1995
                                                    ----           ----            ----          ----         ----
                                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
     Total assets..............................  $1,491,054     $1,410,247      $1,322,745     $1,204,813   $1,110,847
     Total loans...............................   1,133,101      1,050,765         978,823        870,035      768,598
     Allowance for loan losses.................      11,384         10,486          12,521         12,229       11,665
     Investments (1)...........................     286,722        283,048         282,813        276,727      285,308
     Assets held for sale......................       1,494         11,282           5,537          2,220        5,162
     Deposits..................................     968,533        988,656         946,982        824,311      743,205
     Borrowed funds............................     379,384        283,824         258,732        274,418      272,626
     Stockholders' equity......................     130,263        121,142         107,079         95,846       85,165
     Non-performing assets.....................       2,497          3,492           8,255         12,382       15,785
     Number of banking offices and locations...          13             13              13             12           11

                                                                                     YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------------------------------
                                                            1999              1998           1997            1996            1995
                                                            ----              ----           ----            ----            ----
                                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
     Interest and dividend income ................     $   100,010       $   97,246      $   90,752      $   83,823      $   76,886
     Interest expense ............................          52,701           55,015          52,047          48,529          44,552
                                                       -----------       ----------      ----------      ----------      ----------
       Net interest and dividend income ..........          47,309           42,231          38,705          35,294          32,334
     Provision (credit) for loan losses ..........             400           (1,705)            983           2,555           1,295
     Net gains (losses) from sales of
       assets held for sale and investments(1) ...            (368)             670             422            (265)            324
     Gains (losses) on real estate operations, net              (5)              14            (971)         (1,542)         (2,003)
     Other income ................................           4,613            3,502           5,307           4,804           4,870
     Merger expense (recovery) ...................              --               --              --            (225)          1,000
     Non-interest expense ........................          21,977           22,577          21,986          20,045          18,258
                                                       -----------       ----------      ----------      ----------      ----------
     Income before income tax expense
       and extraordinary item ....................          29,172           25,545          20,494          15,916          14,972
     Income tax expense ..........................          10,287            8,159           7,288           3,264           5,634
                                                       -----------       ----------      ----------      ----------      ----------
     Income before extraordinary item ............          18,885           17,386          13,206          12,652           9,338
     Extraordinary item ..........................              --               --              --            (173)             --
                                                       -----------       ----------      ----------      ----------      ----------
     Net income ..................................     $    18,885       $   17,386      $   13,206      $   12,479      $    9,338
                                                       ===========       ==========      ==========      ==========      ==========

PER SHARE DATA:
     Basic earnings per share:
       Income per share before extraordinary item      $      2.89       $     2.68      $     2.05      $     1.98      $     1.48
       Extraordinary item per share, net of tax ..              --               --              --           (0.03)             --
                                                       -----------       ----------      ----------      ----------      ----------
       Net income per share ......................     $      2.89       $     2.68      $     2.05      $     1.95      $     1.48
                                                       ===========       ==========      ==========      ==========      ==========
     Diluted earnings per share:
       Income per share before extraordinary item      $      2.82       $     2.60      $     1.99      $     1.95      $     1.46
       Extraordinary item per share, net of tax ..              --               --              --           (0.03)             --
                                                       -----------       ----------      ----------      ----------      ----------
       Net income per share ......................     $      2.82       $     2.60      $     1.99      $     1.92      $     1.46
                                                       ===========       ==========      ==========      ==========      ==========

     Dividends declared ..........................     $      0.87       $     0.69      $     0.54      $     0.40      $     0.30
     Book value at end of period .................           19.94            18.58           16.58           14.94           13.40
     Book value(2) ...............................           20.40            18.39           16.40           14.89           13.37

SELECTED FINANCIAL RATIOS:
     Return on average assets ....................            1.31%            1.27%           1.06%           1.08%           0.87%
     Return on average equity(2) .................           15.05            15.64           13.24           13.89           11.51
     Average equity as a percentage
       of average assets(2) ......................            8.68             8.13            8.00            7.76            7.59
     Dividend payout ratio .......................           30.85            26.54           27.14           20.83           20.55
     Weighted average interest rate spread .......            2.79             2.57            2.67            2.66            2.71
     Net yield on average earning assets .........            3.37             3.18            3.22            3.16            3.14
     Efficiency ratio ............................           42.33            49.37           49.95           49.43           51.76

----------------------------
(1) Includes investment securities, mortgage-backed securities and short-term investments, both available for sale and held to maturity.
(2)  Excludes the effect of SFAS No. 115.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

     General. The Company's results of operations depend to a great extent on the Bank's net interest income, which is the difference between income earned on the loan and investment portfolios and the interest paid by the Bank on deposits and borrowed funds, the size of the provisions or credits for loan losses and operating expenses. Net interest income is primarily affected by the level of earning assets as a percentage of total assets, the level of interest-bearing liabilities, yields earned on assets and rates paid on liabilities. Earnings are also affected by non-interest income which consists primarily of mortgage banking income, transaction account fees, gains and losses on sales of the investment portfolio and real estate operations. The levels of operating expenses and income taxes also affect earnings.

     On June 30, 1999, the Company merged Andover Bank NH with and into Andover Bank with the two banking offices of Andover Bank NH remaining in full operation as branches of Andover Bank.

     The following is a discussion and analysis of the Company's consolidated results of operations for the last three years and its financial condition at the end of fiscal 1999 and 1998. This section is intended to be read in conjunction with the Consolidated Financial Statements and accompanying footnotes.

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

RESULTS OF OPERATIONS

     Andover generated net income of $18.9 million or $2.82 per diluted share, $17.4 million or $2.60 per diluted share and $13.2 million or $1.99 per diluted share in 1999, 1998 and 1997, respectively. Andover's return on average assets increased in 1999 to 1.31%, as compared to 1.27% in 1998 and 1.06% in 1997. Return on average stockholders' equity decreased in 1999 to 15.05%, as compared to 15.64% in 1998 and 13.24% in 1997. The Company's financial performance in 1999 includes a pre-tax gain of $1.6 million from the termination of the Company's defined benefit pension plan, increased mortgage banking income and an increase in net interest income. The Company's financial performance in 1998 was positively impacted by a credit for loan losses of $1.7 million and an increase in net interest income. The financial performance in 1997 was impacted by an increase in total earning assets as well as the net yield on those assets.

     Net Interest and Dividend Income. Net interest and dividend income was $47.3 million in 1999, $42.2 million in 1998 and $38.7 million in 1997. Net interest income increased $5.1 million in 1999, $3.5 million during 1998 and $3.4 million during 1997, primarily due to higher average earning asset volumes in each of the years. Market interest rates have been fairly volatile over the past several years. During 1999, market interest began to rise in the spring and continued to rise throughout the year. The Company was able to hold the rates paid on deposits during 1999 in spite of the market rate increase, the effect of which allowed the interest rate spread to widen to 2.79% and the net yield to increase to 3.37% in 1999. During 1998, the difference between longer-term interest rates and shorter-term interest rates lessened, thereby creating a flat yield curve. This compression in the margins was reflected in the declines in both the interest rate spread of 2.57% and the net yield of 3.18% for 1998. In 1997, the interest rate spread of 2.67% and the net yield of 3.22% were favorably impacted by market interest rates. The amount of foregone interest income from nonaccruing and restructured loans totaled $256,000 in 1999, $514,000 in 1998 and $716,000 in 1997.

     Average earning assets increased 5.9% in 1999 to $1,404.3 million as of December 31, 1999, and increased 10.5% during 1998 to $1,326.5 million. The increase in each of the two years was primarily due to higher loan growth resulting from increased loan originations and purchases.

     The volatility in the interest rates has also impacted the yields earned on the investment portfolio. The yield on short-term investments decreased 29 basis points during 1999 to 5.02%, while also decreasing 14 basis points during 1998 to 5.31%. The yields earned on investment securities decreased 32 basis points in 1999 to 6.36% as compared to 6.68% in 1998 and 1997. The yield on mortgage-backed securities decreased 9 and 22 basis points during 1999 and 1998, respectively, to 6.52% and 6.61%, respectively. In the latter part of 1999, there were three increases in the federal funds rate totaling 75 basis points. During 1998, there were three decreases in the federal funds rate totaling 75 basis points while there was an increase of 25 basis points in 1997. The swings in the federal funds rate have impacted the short-term investment yield in a corresponding manner. The decline in the yield on mortgage-backed securities reflects the decline in long-term interest rates since the cash flows generated by the high prepayment activity were unable to be reinvested at a comparable interest rate.

     Total average loans increased $71.5 million during 1999 and $118.7 million during 1998 primarily due to retained loan originations and whole loan purchases. The yield on real estate loans decreased 19 basis points in 1999 to 7.26% while decreasing 31 basis points during 1998 to 7.45%. The largest component of the yield on real estate loans was residential loans. Due to the compression in the yield curve in 1998, the biggest impact has been felt in the residential portfolio as evidenced by the 27 and 35 basis point decline, respectively, in the average yield during 1999 and 1998. The yields on the commercial real estate and construction and land portfolios have declined slightly over the past two years. The yield on consumer loans decreased 55 basis points in 1999 to 7.94% and increased 29 basis points in 1998 to 8.49%. The impact of the declines in the prime rate in the fourth quarter of 1998 was felt in 1999. The yield on commercial loans decreased 101 basis points in 1999 to 8.05% and decreased 38 basis points during 1998 to 9.06%. The decline in the yield on commercial loans reflects a decline in the prime rate as well as competitive pricing pressures. In addition, the yield on the lease financings, included in the commercial portfolio, was lower than the portfolio, thereby dragging down the overall yield.

     The rate paid on interest-bearing deposits decreased 56 basis points in 1999 to 3.92%, and decreased 14 basis points during 1998 to 4.48%. Core deposits, which include NOW, savings and money market accounts, typically have rates lower than those paid on certificates of deposit. However, to grow the core deposit balances, the Bank has offered promotional rates on certain products. While the Bank reduced the rates in 1998 in connection with a decline in market interest rates, the impact of the rate reduction was felt in 1999. The impact of the promotional rates on the savings rate has been an increase of 21 basis points in 1998 and 98 basis points in 1997. Average balances on these savings accounts, meanwhile, have grown by $34.0 million and $54.6 million, respectively, in 1999 and 1998. The Bank moderated the rates it paid on money market accounts and had a decrease in the rate paid of 8 and 14 basis points, respectively, in 1999 and 1998. However, the balances maintained in money market accounts have declined in each of those years as customers have migrated to the savings account promotional products. The balances maintained in NOW accounts have increased modestly in both years while the rates have remained fairly stable during that same time period. Certificate of deposit average balances decreased $37.0 million and $7.6 million, respectively, and the rates paid decreased 62 and 8 basis points, respectively, during 1999 and 1998. The decline in the average balances and rates paid on the certificates of deposit reflect the customers' desire to migrate out of longer-term deposits into core deposit or short-term maturities.

     The Company has continued its reliance on borrowed funds as an alternative source of funds to deposits in order to grow average earning assets. During 1999, the average balance of borrowed funds increased $59.3 million while the rate paid decreased 25 basis points. In 1998, the average balance of borrowed funds increased $44.2 million while the rate paid decreased 17 basis points. The Company's reliance on shorter term borrowed funds in 1999 allowed it to keep the rates paid on its borrowed funds low in spite of the overall increase in market rates. The decline in the rate paid on borrowed funds in 1998 was due to the reduction in overall market interest rates.

     The combination of the factors mentioned above contributed to a 22 basis point increase to 2.79% in the interest rate spread in 1999 and a 10 basis point decline in the interest rate spread to 2.57% during 1998. The net yield on earnings assets was 3.37% for the year ended December 31, 1999 and 3.18% and 3.22%, respectively, for 1998 and 1997.

The following table presents an analysis of the average yields earned and rates paid for the years indicated.

                                                                        YEARS ENDED DECEMBER 31,
                                               ----------------------------------------------------------------------
                                                                 1999                                1998

                                               ----------------------------------  ----------------------------------
                                                               INTEREST   AVERAGE                  INTEREST   AVERAGE
                                                  AVERAGE       EARNED/    YIELD/     AVERAGE       EARNED/    YIELD/
                                                  BALANCE        PAID      RATE       BALANCE        PAID      RATE
                                                  -------      --------   -------     -------      --------   -------
                                                                         (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Short-term investments ...................   $    10,313   $       518   5.02%   $    15,760   $       837   5.31%
  Investment securities(1)(2) ..............       160,535        10,212   6.36        109,920         7,340   6.68
  Mortgage-backed securities(1) ............       138,376         9,028   6.52        177,276        11,711   6.61
                                               -----------   -----------           -----------   -----------
    Total investments ......................       309,224        19,758   6.39        302,956        19,888   6.56
                                               -----------   -----------           -----------   -----------
  Residential loans ........................       754,626        51,118   6.77        747,430        52,616   7.04
  Commercial real estate loans .............       171,982        14,959   8.70        145,352        12,927   8.89
  Construction and land loans ..............        62,565         5,715   9.13         39,988         3,964   9.91
                                               -----------   -----------           -----------   -----------
    Total real estate loans(1)(3) ..........       989,173        71,792   7.26        932,770        69,507   7.45
                                               -----------   -----------           -----------   -----------
  Consumer loans(3) ........................        60,196         4,781   7.94         65,159         5,531   8.49
                                               -----------   -----------           -----------   -----------
  Commercial and lease loans(3) ............        28,717         2,424   8.44         21,368         1,998   9.35
  Lease financing(3) .......................        16,969         1,255   7.40          4,234           322   7.61
                                               -----------   -----------           -----------   -----------
    Total commercial .......................        45,686         3,679   8.05         25,602         2,320   9.06
                                               -----------   -----------           -----------   -----------
      Total loans ..........................     1,095,055        80,252   7.33      1,023,531        77,358   7.56
                                               -----------   -----------           -----------   -----------
    Total interest-earning assets                1,404,279       100,010   7.12%     1,326,487        97,246   7.33%
                                                             -----------                         -----------

Allowance for loan losses ..................       (11,271)                            (11,524)
Other assets ...............................        52,878                              52,100
                                               -----------                         -----------

    Total assets ...........................   $ 1,445,886                         $ 1,367,063
                                               ===========                         ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing deposits:
  NOW accounts .............................   $    95,390   $       772   0.81%   $    86,028   $       806   0.94%
  Money market deposit accounts ............        96,184         2,657   2.76        100,751         2,861   2.84
  Savings accounts .........................       210,668         6,770   3.21        176,633         6,256   3.54
  Certificates of deposit ..................       473,764        24,142   5.10        510,794        29,214   5.72
                                               -----------   -----------           -----------   -----------
    Total interest-bearing deposits ........       876,006        34,341   3.92        874,206        39,137   4.48
                                               -----------   -----------           -----------   -----------
Borrowed funds:
  Other borrowings .........................        44,574         2,146   4.81         11,794           578   4.90
  Federal Home Loan Bank
      advances .............................       296,237        16,214   5.47        269,766        15,300   5.67
                                               -----------   -----------           -----------   -----------
    Total borrowed funds ...................       340,811        18,360   5.39        281,560        15,878   5.64
                                               -----------   -----------           -----------   -----------
    Total interest-bearing
       liabilities .........................     1,216,817        52,701   4.33%     1,155,766        55,015   4.76%
                                                             -----------                         -----------

Demand deposits ............................        92,662                              89,051
Other liabilities ..........................        10,926                              11,104
                                               -----------                         -----------
    Total liabilities ......................     1,320,405                           1,255,921

Stockholders' equity .......................       125,481                             111,142
                                               -----------                         -----------
    Total liabilities and stock-
      holders' equity ......................   $ 1,445,886                         $ 1,367,063
                                               ===========                         ===========
Net interest income ........................                 $    47,309                         $    42,231
                                                             ===========                         ===========
Interest rate spread .......................                               2.79%                               2.57%
                                                                           ====                                ====

Net yield on earning assets ................                               3.37%                               3.18%
                                                                           ====                                ====

                                                  YEARS ENDED DECEMBER 31,
                                             ---------------------------------
                                                            1997

                                             ---------------------------------
                                                            INTEREST   AVERAGE
                                              AVERAGE         EARNED/    YIELD/
                                              BALANCE          PAID      RATE
                                              -------        --------   ------
                                                   (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Short-term investments ................... $   13,691       $   746    5.45%
  Investment securities(1)(2) ..............    101,491         6,783    6.68
  Mortgage-backed securities(1) ............    180,889        12,362    6.83
                                             ----------       -------
    Total investments ......................    296,071        19,891    6.72
                                             ----------       -------
  Residential loans ........................    650,089        48,043    7.39
  Commercial real estate loans .............    136,234        12,253    8.99
  Construction and land loans ..............     32,395         3,237    9.99
                                             ----------       -------
    Total real estate loans(1)(3) ..........    818,718        63,533    7.76
                                             ----------
  Consumer loans(3) ........................     64,816         5,317    8.20
                                             ----------       -------
  Commercial and lease loans(3) ............     21,286         2,008    9.43
  Lease financing(3) .......................         27             3   11.11
                                             ----------
    Total commercial .......................     21,313         2,011    9.44
                                             ----------       -------
      Total loans ..........................    904,847        70,861    7.83
                                             ----------       -------
    Total interest-earning assets             1,200,918        90,752    7.56%
                                                             -------

Allowance for loan losses ..................    (12,395)
Other assets ...............................     58,144
                                             ----------

    Total assets ........................... $1,246,667
                                             ==========


LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing deposits:
  NOW accounts ............................. $   74,202       $   740    1.00%
  Money market deposit accounts ............    113,325         3,381    2.98
  Savings accounts .........................    122,045         4,060    3.33
  Certificates of deposit ..................    518,368        30,070    5.80
                                             ----------       -------
    Total interest-bearing deposits ........    827,940        38,251    4.62
                                             ----------       -------
Borrowed funds:
  Other borrowings .........................      9,614           481    5.00
  Federal Home Loan Bank
      advances .............................    227,726        13,315    5.85
                                             ----------       -------
    Total borrowed funds ...................    237,340        13,796    5.81
                                             ----------       -------
    Total interest-bearing
       liabilities .........................  1,065,280        52,047    4.89%
                                                             -------

Demand deposits ............................     69,942
Other liabilities ..........................     11,702
                                             ----------
    Total liabilities ......................  1,146,924

Stockholders' equity .......................     99,743
                                             ----------
    Total liabilities and stock-
      holders' equity ...................... $1,246,667
                                             ==========
Net interest income ........................                  $38,705
                                                              =======
Interest rate spread .......................                             2.67%
                                                                         ====

Net yield on earning assets ................                             3.22%
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

                                                                  YEARS  ENDED DECEMBER 31,
                                                                  -------------------------
                                                   1999 COMPARED TO 1998               1998 COMPARED TO 1997
                                            ---------------------------------     ----------------------------------
                                                         INCREASE                              INCREASE
                                                        (DECREASE)                            (DECREASE)
                                                          DUE TO                                DUE TO
                                             VOLUME        RATE        TOTAL       VOLUME        RATE         TOTAL
                                             ------     ----------     -----       ------     ----------      -----
                                                                         (IN THOUSANDS)
Interest and dividend income:
  Investments:
    Short-term investments ............     $  (276)     $   (43)     $  (319)     $   110      $   (19)     $    91
    Investment securities .............       3,235         (363)       2,872          563           (6)         557
    Mortgage-backed securities ........      (2,540)        (143)      (2,683)        (244)        (407)        (651)
                                            -------      -------      -------      -------      -------      -------
      Total interest and dividends
        on investments ................         419         (549)        (130)         429         (432)          (3)
                                            -------      -------      -------      -------      -------      -------

  Loans:
    Residential loans .................         503       (2,001)      (1,498)       6,935       (2,362)       4,573
    Commercial real estate loans ......       2,322         (290)       2,032          812         (138)         674
    Construction and land loans .......       2,084         (333)       1,751          753          (26)         727
                                            -------      -------      -------      -------      -------      -------
      Total real estate loans .........       4,909       (2,624)       2,285        8,500       (2,526)       5,974
                                            -------      -------      -------      -------      -------      -------
    Consumer loans ....................        (407)        (343)        (750)          28          186          214
                                            -------      -------      -------      -------      -------      -------
    Commercial and lease loans ........         635         (209)         426            8          (18)         (10)
    Lease financing ...................         942           (9)         933          320           (1)         319
                                            -------      -------      -------      -------      -------      -------
      Total commercial ................       1,577         (218)       1,359          328          (19)         309
                                            -------      -------      -------      -------      -------      -------
        Total interest on loans .......       6,079       (3,185)       2,894        8,856       (2,359)       6,497
                                            -------      -------      -------      -------      -------      -------

Total interest and dividend income ....       6,498       (3,734)       2,764        9,285       (2,791)       6,494
                                            -------      -------      -------      -------      -------      -------

Interest expense:
  Core deposits .......................       1,015         (739)         276        1,463          279        1,742
  Certificates of deposit .............      (2,026)      (3,046)      (5,072)        (436)        (420)        (856)
  Other borrowings ....................       1,578          (10)       1,568          107          (10)          97
  Federal Home Loan Bank advances .....       1,463         (549)         914        2,395         (410)       1,985
                                            -------      -------      -------      -------      -------      -------
    Total interest expense ............       2,030       (4,344)      (2,314)       3,529         (561)       2,968
                                            -------      -------      -------      -------      -------      -------

Net increase (decrease) in net interest
  and dividend income .................     $ 4,468      $   610      $ 5,078      $ 5,756      $(2,230)     $ 3,526
                                            =======      =======      =======      =======      =======      =======

     Provision (Credit) for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to the statement of operations. The allowance is reduced by a credit for loan losses as well as loan charge-offs. Assessing the adequacy of the allowance for loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet possible losses in the loan portfolio after weighing various factors. Among the factors management may consider are the quality of specific loans, risk characteristics of the loan portfolio generally, the level of nonaccruing loans, current economic conditions, trends in delinquencies, actual charge-off experience, and the collateral values of the underlying security. Ultimate loan losses may vary significantly from current estimates and future additions may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, review the Bank's allowance and may require the Bank to provide additions to the allowance based on their assessment, which may differ from management's assessment.

     The provision for loan losses in 1999 and 1997 was $400,000 and $983,000, respectively, as compared to a credit for loan losses in 1998 of $1.7 million. Net recoveries amounted to $498,000 in 1999, while net charge-offs totaled $330,000 in 1998 and $691,000 in 1997. The provision for loan losses of $400,000 in 1999 was taken in the fourth quarter due to the fact that almost half of the corporate loan growth occurred in the fourth quarter, which when combined with the sudden deterioration of two lease financing relationships, necessitated the charge to earnings. The credit for loan losses in 1998 resulted from an improvement in overall loan quality, as reflected by the 59% decline in nonaccruing loans, 38% decline in total overdue loans and net charge-offs of $330,000. The decline in the provision recorded in 1997 from 1996 reflects, among other things, a 33% reduction in non-performing assets and reduced levels of delinquencies, combined with lower levels of net charge-offs.

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

     Non-interest Income. The Company recorded income from non-interest sources of $4.2 million in both 1999 and 1998 and $4.8 million in 1997. The increase of $54,000 in 1999 resulted from an increase of $1.3 million in mortgage banking income offset by losses from the sales of assets held for sale and investments available for sale. The decrease in 1998 was primarily due to losses relating to mortgage banking activities, offset by gains on real estate operations and increased fee income on deposits and loans.

     Net losses from sales and redemptions of investments totaled $385,000 in 1999, compared to net gains of $17,000 in 1998 and $158,000 in 1997. In the third quarter of 1999, approximately $27.6 million of lower yielding investments available for sale were sold at a loss of $385,000. The reinvestment of the sales proceeds was intended to enhance future earnings. See "Financial Condition -- Investments" and Notes 1 and 3 to the "Consolidated Financial Statements".

     The Company recorded net gains from sales of assets held for sale of $17,000 in 1999, $653,000 in 1998 and $264,000 in 1997. Included in each of the three years were gains totaling $439,000, $726,000 and $447,000, respectively, from the capitalization of originated mortgage servicing rights. See "Financial Condition -- Loans" and Notes 1, 2 and 5 to the "Consolidated Financial Statements".

     Andover may incur gains and losses on the sale of the loans that it originates. These loans are generally securitized prior to sale in the form of mortgage-backed securities which are guaranteed by a government agency and are then held for sale. Because loans held for sale are stated at the lower of cost or market value and mortgage-backed securities held for sale are stated at fair value, periods of rising interest rates, such as was experienced in 1999, cause the values of loans and mortgage-backed securities held for sale to decrease, resulting in a charge to income. The Company frequently enters into forward delivery contracts to reduce its exposure to this risk from rising interest rates. Forward delivery contracts may, however, increase exposure to the risk from declining interest rates if sufficient loans or mortgage-backed securities held for sale bearing interest rates specified by the contracts are not available to meet the delivery schedules under the contracts. See Note 17 to the "Consolidated Financial Statements".

     Mortgage banking income represents the gross servicing fee income less amortization and provisions or credits for the valuation allowance on the mortgage servicing assets. The Company retains as a service fee a portion of the interest paid by the borrower. A valuation allowance for mortgage servicing assets was established in 1996. A credit to the valuation allowance was recorded in 1999 totaling $175,000, as compared to provisions charged against earnings totaling $1.5 million and $285,000, respectively, for the years ended December 31, 1998 and 1997. In a low interest rate environment, the underlying residential loans will repay faster than expected, causing the fair value of the mortgage servicing assets to decline as well as reduce the gross cash flows collected on a shrinking serviced portfolio. This prepayment risk results in increased provisions and charge-offs to the valuation allowance, and thus lower mortgage banking income.

     Mortgage banking income totaled $908,000 in 1999, as compared to a mortgage banking loss of $389,000 in 1998 and income of $2.0 million in 1997. The increase in income in 1999 was mainly due to the change in fair values caused by higher market interest rates, thereby enabling the Company to record a credit to the valuation allowance. The gross servicing income has fluctuated over the past three years but generally corresponds to the level of average loans serviced for investors.

The table below summarizes the Company's results from servicing loans for investors.

                                                                                YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                        1999              1998             1997
                                                                        ----              ----             ----
                                                                                    (IN THOUSANDS)

Gross servicing income...........................................  $     3,219        $    3,137        $   4,054
Amortization.....................................................       (2,486)           (2,061)          (1,754)
Credit (provisions) for valuation allowance......................          175            (1,465)            (285)
                                                                   -----------        ----------        ---------
Net mortgage banking income (loss)...............................  $       908        $     (389)       $   2,015
                                                                   ===========        ==========        =========

Average loans serviced for investors.............................  $   851,981        $  887,071        $ 977,659
Year-end loans serviced for investors............................  $   956,358        $  894,432        $ 971,041

     During 1999, 1998 and 1997, the Company purchased mortgage servicing rights to $223.2 million, $184.7 million and $228.8 million, respectively, in residential first mortgage loans. These purchased balances are included in the balance of loans serviced for investors. As part of its long-term business plan, the Company intends to continue purchasing mortgage servicing rights to maintain, or even increase, the use of its existing servicing capacity as well as increase non-interest income when it is deemed appropriate. The Company also expects to continue selling mortgages in the secondary market while retaining the servicing rights, therefore, servicing income related to this activity is accordingly expected to continue for the foreseeable future. See Notes 1 and 5 to the "Consolidated Financial Statements".

     Losses on real estate operations totaled $5,000 in 1999, versus gains of $14,000 in 1998, compared to losses of $971,000 in 1997. Real estate operations consist of provisions for the valuation allowance caused by declines in net fair value, operating costs of maintaining other real estate owned, gains or losses on sales of properties and costs associated with the foreclosure on nonaccrual properties, less any rental income on other real estate owned. The Company accounts for other real estate owned at the lower of cost or estimated net fair value. Declines in value subsequent to foreclosure or substantive repossession result in a charge to the valuation allowance.

     In 1999 and 1998, credit provisions were taken to reduce the valuation allowance in the amount of $20,000 and $107,000, respectively, while replenishing the valuation allowance resulted in a charge of $350,000 in 1997. Gains on sales of other real estate owned totaled $52,000 in 1999, $50,000 in 1998 and $110,000 in 1997. The costs of foreclosing on loans, as well as the administrative costs of maintaining the non-performing assets, correspond with the average volumes of problem assets and totaled $92,000 in 1999, $153,000 in 1998 and $757,000 in 1997. See "Financial Condition -- Risk Elements" and Note 1 to the "Consolidated Financial Statements".

     Other income totaled $3.7 million, $3.9 million and $3.3 million in 1999, 1998 and 1997, respectively, and was derived primarily from customer service charges and fees. Deposit account service charges, representing the largest component of such other income, totaled $2.5 million in 1999, $2.3 million in 1998 and $2.0 million in 1997. Loan late charges and other fees decreased during 1999 by $201,000 to $502,000, while increasing in 1998 to $703,000 and remaining stable in 1997 at $407,000, respectively. The majority of the increase in deposit fee income in each of the two years is due to increased ATM fee income. As customers increasingly use debit cards or non-customers use the Bank's multiple ATM's, overall fee income has increased. The swings in the loan fee income reflect the changes in the residential loan originations which increased tremendously in 1998 and then decreased in 1999. Another source of income that has remained stable in each of the three years is rental income. Other income totaled $432,000, $577,000 and $559,000, respectively, for 1999, 1998 and 1997 and includes income from Liberty Securities, IRA, safe deposit and miscellaneous charges. See Note 13 to the "Consolidated Financial Statements".

     Non-interest Expense. Non-interest expenses decreased $600,000 or 2.7% to $22.0 million in 1999 while increasing $591,000 or 2.7% to $22.6 million in 1998. The decrease in 1999 was primarily due to the curtailment and settlement gains of $1.6 million on terminating the Company's defined benefit plan. The modest increase in 1998 reflects higher salary costs due to merit increases partially offset by a higher level of capitalized loan origination costs resulting from the high level of originations as well as the Company's continued attempts at cost containment.

     Salaries and employee benefits, the largest component of non-interest expense, decreased $893,000 to $11.1 million in 1999 and increased $123,000 in 1998 to $12.0 million. The decrease in 1999 resulted from the aforementioned gains of $1.6 million from the termination of the Company's defined benefit pension plan which were reflected as a reduction of salary and employee benefits. Offsetting these gains, however, were increased costs for higher staff levels, merit increases and employee benefits. The increase in 1998 was primarily due to increased benefits offset by higher levels of capitalized loan origination costs. See Note 14 to the "Consolidated Financial Statements".

     Office occupancy and equipment increased $195,000 to $3.2 million in 1999 and increased $87,000 in 1998 to $3.0 million. The increase in 1999 was primarily due to increased depreciation costs on equipment purchases and high expenses on the Company's leased properties. The increase in 1998 was primarily due to increased rental expense resulting from rental increases and more properties leased from third parties. See Note 6 to the "Consolidated Financial Statements".

     Data processing expenses totaled $2.4 million in 1999, $2.1 million in 1998 and $1.9 million in 1997. Data processing expenses increased $289,000 in 1999 and $157,000 in 1998 due to a higher loan and deposit base resulting from the purchase of loans and mortgage loan servicing and internally generated loan growth. In addition, the introduction of alternative delivery systems, via customers' computers, debit cards and by the telephone service center, have caused overall processing costs to increase in each of the two years. The level of data processing expenses incurred in 1999 on behalf of the Company's effort in its Y2K compliance was approximately $70,000. See "Financial Condition - - Year 2000 Readiness Disclosure".

     Professional fees, including corporate legal and accounting and auditing expenses, totaled $1.2 million in 1999, $940,000 in 1998 and $862,000 in 1997.
Professional fees increased $238,000 in 1999 due to increased recruiting expenses and consulting fees. Professional fees increased $78,000 in 1998 due to increased consulting and corporate legal expenses.

     Marketing expenses totaled $908,000 in 1999, $831,000 in 1998 and $988,000 in 1997. Marketing expenses increased $77,000 in 1999, due to an increase in discretionary promotions while expenses decreased $157,000 in 1998 due to a reduction in the number of discretionary promotions and direct mail solicitations.

     Mortgage banking expenses totaled $267,000 in 1999, $606,000 in 1998 and $430,000 in 1997. Costs included in mortgage banking expenses are commissions and related expenses paid to the mortgage loan originators, net of any deferred origination expenses, and costs associated with servicing the portfolio for outside investors. The swing in expenses in each of the two years reflect the level of origination volume.

     Other operating expenses totaled $3.0 million in 1999, $3.1 million in 1998 and $3.0 million in 1997. Some of the cost savings in 1999 result from the combination of the two subsidiary banks as well as a continued focus on cost containment. The Company has experienced some savings in the area of corporate insurance and telephone expenses. The increase of $127,000 in 1998 was distributed among multiple categories and generally reflected costs associated with running a larger organization.

     Federal and State Income Tax Expense. The Company recorded tax expenses of $10.3 million, $8.2 million and $7.3 million in 1999, 1998 and 1997, respectively, and realized effective tax rates of 35%, 32% and 36%, respectively. The income tax expense increase of $2.1 million in 1999 resulted from an increase in pre-tax income of 14.2% offset by tax benefits of $440,000. The increase in 1998 was primarily due to an increase in pre-tax income of $5.1 million offset by a $1.1 million tax benefit resulting from the favorable resolution of several tax issues that had previously been fully reserved against. Recognition of deferred tax assets and liabilities is based on the expected future tax consequences of temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Measurement of deferred tax assets and liabilities is based upon the provision of enacted tax laws and the effects of future changes in tax laws or rates.

     Management believes the existing net deductible temporary differences that give rise to the net deferred income tax asset will reverse in periods in which the Company generates net taxable income. For the years ending December 31, 1999, 1998, and 1997, the Company generated taxable income of approximately $27.0 million, $22.1 million and $17.3 million, respectively. Taxable income differs from pretax book income primarily as a result of loan losses and provision for losses on other real estate owned being recognized in a different period than for book income. The Company recorded a reduction of the valuation allowance of $328,000 in 1998 and $500,000 in 1997. The amount recognized in 1998 was due to the expiration of subsidiary net operating loss carry forwards while the amounts recognized in 1997 were due to increased recoverable federal income taxes.

     At December 31, 1999, the net deferred tax asset is supported by recoverable income taxes of approximately $23.0 million. Management believes that the net deferred income tax asset at December 31, 1999 will be realized based upon the high level of taxable income in the past three years. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

     See Note 11 to the "Consolidated Financial Statements" for further information.

FINANCIAL CONDITION

     Total assets increased $80.8 million, or 5.7%, to $1,491.1 million at December 31, 1999. The growth in total assets was primarily due to an increase of $82.3 million in total loans. Total assets at December 31, 1998 amounted to $1,410.2 million, an increase of $87.5 million or 6.6% from $1,322.7 million at December 31, 1997, resulting primarily from an increase in total loans of $71.9 million.

LOANS

     Total loans at December 31, 1999, prior to the allowance for loan losses, amounted to $1,133.1 million compared with $1,050.8 million at December 31, 1998, an increase of $82.3 million or 7.8%, primarily due to internally generated loan growth combined with purchases of $38.3 million in residential and commercial real estate whole loans. As of December 31, 1999, 58.1% of Andover's total loan portfolio consisted of loans with adjustable rates as compared to 60.0% at December 31, 1998, reflecting the increased preference for fixed rate loans by the Bank's corporate customers.

     The following table shows the composition of the Company's loan portfolio at the dates indicated. The balances shown are net of unadvanced funds, loan premiums or discounts and deferred loan origination fees and costs.

                                                                          AT DECEMBER 31,
                                    ------------------------------------------------------------------------------------------------
                                             1999                1998               1997               1996               1995
                                             ----                ----               ----               ----               ----
                                                                     (DOLLARS IN THOUSANDS)
Real estate loans:
  Residential ....................  $  743,747   65.6%  $  740,009    70.4%  $715,503    73.1%  $619,955    71.3%  $558,231    72.6%
  Commercial .....................     207,364   18.3      163,999    15.6    148,462    15.2    142,496    16.4    128,143    16.7
  Construction and land ..........      63,660    5.6       56,568     5.4     31,499     3.2     35,001     4.0     18,138     2.4
                                    ----------  -----   ----------   -----   --------   -----   --------   -----   --------   -----
    Total real estate loans ......   1,014,771   89.5      960,576    91.4    895,464    91.5    797,452    91.7    704,512    91.7
                                    ----------  -----   ----------   -----   --------   -----   --------   -----   --------   -----
Consumer loans:
  Home equity lines of credit
    and second mortgages .........      56,412    5.0       55,691     5.3     58,605     6.0     49,670     5.7     43,463     5.6
  Other consumer .................       5,419    0.5        6,160     0.6      9,599     1.0      9,554     1.1      7,707     1.0
                                    ----------  -----   ----------   -----   --------   -----   --------   -----   --------   -----
    Total consumer loans .........      61,831    5.5       61,851     5.9     68,204     7.0     59,224     6.8     51,170     6.6
                                    ----------  -----   ----------   -----   --------   -----   --------   -----   --------   -----
Commercial loans:
  Commercial and lease loans .....      27,378    2.4       18,365     1.7     14,325     1.5     13,359     1.5     12,916     1.7
  Lease financing ................      29,121    2.6        9,973     1.0        830      --         --      --         --      --
                                    ---------   -----   ----------   -----   --------   -----   --------   -----   --------   -----
    Total commercial loans .......      56,499    5.0       28,338     2.7     15,155     1.5     13,359     1.5     12,916     1.7
                                    ----------  -----   ----------   -----   --------   -----   --------   -----   --------   -----
  Total loans ....................   1,133,101  100.0%   1,050,765   100.0%   978,823   100.0%   870,035   100.0%   768,598   100.0%
                                                =====                =====              =====              =====              =====

Allowance for loan losses ........     (11,384)            (10,486)           (12,521)           (12,229)           (11,665)
                                    ----------          ----------           --------           --------           --------

  Net loans.......................  $1,121,717          $1,040,279           $966,302           $857,806           $756,933
                                    ==========          ==========           ========           ========           ========

     Total real estate loans, which represent the largest component of the loan portfolio, increased $54.2 million in 1999 to $1,014.8 million at December 31, 1999, due to real estate loan originations of $295.1 million. Origination volumes are sensitive to market rates, particularly in the residential loan refinancing arena. As can be determined by the following table, total loan originations were the highest in 1998, a year with low interest rates throughout the year. At the start of 1999, low interest rates prevailed but in the spring of 1999, market interest rates increased, a trend that continued through the year. However, total loan originations were strong in each of the other years but the mix between retail and corporate originations changes in relation to the level of mortgage refinance activity.

The following table shows the composition of the Company's loan originations and loan purchases for the years indicated:

                                                              YEARS  ENDED DECEMBER 31,
                                             ------------------------------------------------------------
                                               1999         1998         1997         1996         1995
                                               ----         ----         ----         ----         ----
                                                                      (IN THOUSANDS)
Retail loans:
  Residential fixed rate loans .........     $ 82,500     $212,248     $ 81,342     $ 89,830     $ 88,990
  Residential variable rate loans ......       91,321      117,146       83,917       78,453       43,138
                                             --------     --------     --------     --------     --------
    Total residential originations .....      173,821      329,394      165,259      168,283      132,128
                                             --------     --------     --------     --------     --------
  Home equity lines of credit
    and second mortgages ...............       22,471       22,562       28,486       25,411       13,829
  Other consumer .......................        4,881        5,489        6,029        6,149        4,543
                                             --------     --------     --------     --------     --------
    Total consumer originations ........       27,352       28,051       34,515       31,560       18,372
                                             --------     --------     --------     --------     --------
     Total retail originations .........      201,173      357,445      199,774      199,843      150,500
                                             --------     --------     --------     --------     --------
Corporate loans:
  Commercial real estate loans .........       68,318       64,662       32,858       32,800       17,991
  Construction and land loans ..........       52,941       51,852       31,800       41,888       31,543
  Commercial and lease loans ...........       33,330       24,296       18,591       19,732       16,933
  Lease financing ......................       22,735       13,098          830           --           --
                                             --------     --------     --------     --------     --------
    Total corporate originations .......      177,324      153,908       84,079       94,420       66,467
                                             --------     --------     --------     --------     --------

  Residential and commercial real estate
      whole loan purchases .............       38,346       22,875       71,297       32,474       59,878
                                             --------     --------     --------     --------     --------
Total loan originations and purchases ..     $416,843     $534,228     $355,150     $326,737     $276,845
                                             ========     ========     ========     ========     ========

     Residential loan originations totaled $173.8 million in 1999, $329.4 million in 1998 and $165.3 million in 1997. It should be noted that these originations are not fully reflected in loan balances outstanding due to the securitization, regular amortization and prepayments of residential real estate loans as well as refinancings and the sale of a portion of new loan production. As mentioned above, the originations of residential loans are sensitive to market interest rates and 1998 experienced extremely high levels of refinancings.

     The majority of the Company's residential loans are underwritten to be eligible for sale in the secondary market. Andover sells most of the eligible 30-year fixed rate loans it originates. A loan which the Company intends to sell may be sold directly or converted into mortgage-backed securities and sold in that form. Residential loans sold directly amounted to $1.4 million in 1999, $6.1 million in 1998 and $3.4 million in 1997. Those sold in the form of mortgage-backed securities held for sale or available for sale totaled $32.3 million, $53.3 million and $24.2 million, respectively, in 1999, 1998 and 1997. The portfolio of residential mortgage loans serviced for others totaled $956.4 million at December 31, 1999, compared to $894.4 million at December 31, 1998 and $971.0 million at December 31, 1997.

     Commercial real estate loans increased $43.4 million in 1999 to $207.4 million at December 31, 1999, while construction and land loan balances increased $7.1 million to $63.7 million in the same period. Outstanding commercial loans increased $28.2 million in 1999 to $56.5 million at December 31, 1999. While originations of corporate loans, comprised of commercial real estate, commercial, construction and land loans and lease financings, are sensitive to the interest rate environment; a customer's capacity for borrowing, real estate values and current and anticipated economic conditions have a more critical role. Origination volumes for these loan types have increased substantially in 1999, reflecting increasing real estate values, higher capacity for borrowings, as well as the Company's continued interest in corporate lending. Total originations of corporate loans were $177.3 million in 1999, $153.9 million in 1998 and $84.1 million in 1997. Not all originations reflect the balances advanced at the time of origination due to amounts available for future commitments, nor does it reflect the level of prepayments experienced in the corporate loans.

     Commercial real estate, construction and land, commercial loans and lease financings involve significant risks compared with single-family residential mortgage and consumer lending. See Item 1, "Business -- Lending Activities".

     Consumer loans outstanding decreased modestly to $61.8 million at December 31, 1999, and decreased $6.4 million in 1998. A large component of the decline during 1998 resulted from the sale of student loans totaling $2.9 million. Over the past four years, the Company has aggressively priced its home equity lines of credit and second mortgage loans; thereby keeping originations of these loans in excess of $20 million per year. Other consumer loans include collateral loans and installment loans. Originations of consumer loans are also sensitive to changes in the interest rate environment.

RISK ELEMENTS

     The following table shows the composition of non-performing assets at December 31:

                                          1999         1998         1997         1996         1995
                                          ----         ----         ----         ----         ----
                                                          (DOLLARS IN THOUSANDS)

Nonaccruing loans .................     $ 2,456      $ 3,240      $ 7,849      $10,699      $11,627
Other real estate owned ...........          41          252          406        1,683        4,158
                                        -------      -------      -------      -------      -------
     Total non-performing assets...     $ 2,497      $ 3,492      $ 8,255      $12,382      $15,785
                                        =======      =======      =======      =======      =======

Total non-performing assets as a
  percentage of total assets ......         0.2%         0.2%         0.6%         1.0%         1.4%

     During 1999, continued progress was made in reducing non-performing assets with a reduction of $995,000 or 28.5%, primarily due to a reduction of nonaccruing loans. Loans transferred into other real estate owned totaled

$395,000, $773,000 and $2.1 million in 1999, 1998 and 1997, respectively The impact of existing non-performing assets on future interest income will be largely dependent upon converting these assets to earning status, either through a return to performing status or through foreclosure and subsequent disposition of the property.

     At December 31, 1999, total impaired loans were $2.5 million, of which $1.1 million had related allowances of $197,000 and $1.4 million which did not require a related impairment allowance. All of the $2.5 million in impaired loans have been measured using the fair value of the collateral method. During the year ended December 31, 1999, the average recorded value of impaired loans was $2.1 million and the related amount of interest income recognized was $40,000.

     See Notes 1 and 4 to the "Consolidated Financial Statements" for further information.

     Nonaccruing Loans. Management places loans, regardless of collateral values, on nonaccrual status when principal or interest is past due 90 days or more. All previously accrued but uncollected interest is reversed against current period interest income when a loan is placed on nonaccrual status. Loans for which payments are less than 90 days past due are placed on nonaccrual status when concern exists as to the ultimate collection of principal or interest. Non-performing loans are generally not returned to performing status until the obligation is brought current and when concern no longer exists as to the collectibility of principal or interest.

     The following table shows the composition of nonaccruing loans at December 31:

                                          1999         1998         1997         1996         1995
                                          ----         ----         ----         ----         ----
                                                           (DOLLARS IN THOUSANDS)

Residential real estate .............   $   588      $   932      $ 2,436      $ 2,838      $ 3,037
Commercial real estate ..............     1,308        2,023        4,866        6,901        7,195
Construction and land ...............        --           --           --           79           --
Commercial and lease loans ..........       101          255          513          727        1,136
Lease financing .....................       435           --           --           --           --
Consumer ............................        24           30           34          154          259
                                        -------      -------      -------      -------      -------
  Total nonaccrual loans ............   $ 2,456      $ 3,240      $ 7,849      $10,699      $11,627
                                        =======      =======      =======      =======      =======

Allowance for loan losses ...........   $11,384      $10,486      $12,521      $12,229      $11,665
                                        =======      =======      =======      =======      =======

Allowance for loan losses as a
  percentage of nonaccruing loans ...     463.5%       323.6%       159.5%       114.3%       100.3%

Allowance for loan losses as a
  percentage of total loans .........       1.0%         1.0%         1.3%         1.4%         1.5%

     During 1999, loans on nonaccrual decreased 24.2% to $2.5 million, throughout most loan categories. Interest income of approximately $477,000 would have been recorded in 1999 on nonaccruing loans if those loans had been on a current basis in accordance with their original terms. Interest income actually recognized in 1999 on nonaccruing loans amounted to approximately $159,000. Additionally, another $62,000 in interest payments were received on nonaccruing loans during 1999 and applied as a reduction of the loan balance instead of as interest income.

     Restructured Loans. A restructured loan is one for which the Bank has modified the terms to provide a temporary reduction in the rate of interest below the prevailing market interest rates at the time of modification and, in most instances, an extension of payments of principal or interest or both due to the deterioration in the financial position of the borrowers. Restructured loans are not returned to performing status until the obligation has performed for a reasonable period of time, its ultimate collectibility is no longer in doubt and is at a market rate of interest. Restructured loans totaled $413,000 at December 31, 1999.

     Other Real Estate Owned. Andover's other real estate owned has consistently declined over the last several years as economic conditions improved. The valuation allowance represents management's estimate of the net fair value of other real estate owned.

     The following table shows the composition of other real estate owned at December 31:

                                             1999         1998         1997         1996         1995
                                             ----         ----         ----         ----         ----
                                                                  (IN THOUSANDS)

Other real estate owned ..............     $    61      $   293      $   641      $ 1,859      $ 4,571
Valuation allowance ..................         (20)         (41)        (235)        (176)        (413)
                                           -------      -------      -------      -------      -------
     Total other real estate owned....     $    41      $   252      $   406      $ 1,683      $ 4,158
                                           =======      =======      =======      =======      =======

     All other real estate owned is carried at the lower of the carrying value of the loan or the net fair value of the property. Initial writedowns to net fair value are charged to the allowance for loan losses and totaled $104,000 in 1999, $172,000 in 1998 and $836,000 in 1997. In 1999 and 1998, credit provisions were taken to reduce the valuation allowance in the amount of $20,000 and $107,000, respectively. Subsequent provisions due to deterioration in real estate values are charged to real estate operations and totaled $350,000 in 1997. Gains of $52,000, $50,000 and $110,000 were recognized on sales of $678,000, $1.1 million and $3.2 million in other real estate owned in 1999, 1998 and 1997, respectively.

     Allowance for Loan Losses. The following table summarizes the activity in Andover's allowance for loan losses during the five years ended December 31:

                                             1999           1998           1997           1996           1995
                                             ----           ----           ----           ----           ----
                                                                 (DOLLARS IN THOUSANDS)

Balance at beginning of year ........     $ 10,486       $ 12,521       $ 12,229       $ 11,665       $ 12,343
Provision (credit) for loan losses ..          400         (1,705)           983          2,555          1,295

Charge-offs:
     Residential real estate ........          (97)          (223)          (767)          (822)        (1,501)
     Commercial real estate .........          (20)          (739)          (920)        (2,208)          (867)
     Construction and land ..........           --             --             --             --            (57)
     Commercial and lease loans .....         (162)           (37)           (90)          (100)          (171)
     Lease financing ................         (462)          (491)            --             --             --
     Consumer .......................           (7)           (10)           (27)          (153)          (171)
                                          --------       --------       --------       --------       --------
     Total charge-offs ..............         (748)        (1,500)        (1,804)        (3,283)        (2,767)
                                          --------       --------       --------       --------       --------

Recoveries:
     Residential real estate ........           30             80             27             45            120
     Commercial real estate .........          706            400            142            178            183
     Construction and land ..........           19            371            324            588              2
     Commercial and lease loans .....          289            289            597            461            461
     Lease financing ................          180             --             --             --             --
     Consumer .......................           22             30             23             20             28
                                          --------       --------       --------       --------       --------
     Total recoveries ...............        1,246          1,170          1,113          1,292            794
                                          --------       --------       --------       --------       --------

Net (charge-offs) recoveries ........          498           (330)          (691)        (1,991)        (1,973)
                                          --------       --------       --------       --------       --------

Balance at end of year ..............     $ 11,384       $ 10,486       $ 12,521       $ 12,229       $ 11,665
                                          ========       ========       ========       ========       ========

Ratio of net (charge-offs) recoveries
  to average loans outstanding ......         0.05%         (0.03)%        (0.08)%        (0.24)%        (0.29)%

     The allowance for loan losses as a percentage of total loans remained stable at 1.0% at both December 31, 1999, and December 31, 1998, as compared to 1.3% at December 31, 1997. While the Company has experienced four years with loan recoveries in excess of $1.1 million each, this trend is not expected to continue. Management analyzes the adequacy of the allowance for loan losses on a quarterly basis. See "Results of Operations -- Provision for Loan Losses". Management measures the adequacy of its allowance for loan losses by assigning loans into risk categories based on a loan classification system modeled after the bank regulatory classification system. While management believes that its allowance for loan losses is adequate to cover possible losses, there are uncertainties regarding future events. Deterioration in the real estate market or economy may result in additions to nonaccruing loans, charge-offs or provisions for loan losses to maintain an adequate allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to provide additions to the allowance based on their judgments about information available to them at the time of their examination. Allocation of the allowance for loan losses to the various categories of the portfolio is also made periodically, based on management's judgment in weighing various factors, including the quality of specific loans, the level of nonaccruing loans in the various categories, current economic conditions, trends in delinquencies and prior charge-offs, and the collateral value of the underlying security. Because the allowance for loan losses is based on various estimates, including loan collectibility and real estate values, and includes a high degree of judgment, subsequent changes in the general economic prospects of the borrowers may require changes in those estimates.

     The changes in the allowance allocated to each category of loan directly corresponds to the level of nonaccrual loans and adversely classified loans as well as the level of outstanding loans. Andover historically has experienced lower losses in its residential mortgage loan portfolio and, therefore, allocations applicable to this portfolio are lower.

     The following table summarizes the allocation of the allowance for loan losses at December 31:

                                   1999                  1998                1997                1996                  1995
                            -------------------  -------------------- ------------------- -------------------  --------------------
                                        LOAN                  LOAN                LOAN                LOAN                  LOAN
                                      CATEGORY              CATEGORY            CATEGORY            CATEGORY              CATEGORY
                                      AS A % OF             AS A % OF           AS A % OF           AS A % OF             AS A % OF
                                        TOTAL                 TOTAL               TOTAL               TOTAL                 TOTAL
                              AMOUNT    LOAN       AMOUNT     LOAN      AMOUNT    LOAN     AMOUNT     LOAN      AMOUNT      LOAN
LOAN CATEGORY               ALLOCATED PORTFOLIO  ALLOCATED  PORTFOLIO ALLOCATED PORTFOLIO ALLOCATED PORTFOLIO  ALLOCATED  PORTFOLIO
-------------               --------- ---------  ---------  --------- --------- --------- --------- ---------  ---------  ---------
                                                                      (DOLLARS IN THOUSANDS)

Real estate:
  Residential ............   $ 2,346        66%   $ 2,341        70%   $ 2,399        73%   $ 2,154        71%   $ 1,794        73%
  Commercial .............     5,017        18      4,425        16      5,526        15      5,952        16      7,381        16
  Construction and land ..     1,470         6      1,256         5        697         3        802         4        549         2
                             -------       ---    -------       ---    -------       ---    -------       ---    -------       ---
    Total real estate ....     8,833        90      8,022        91      8,622        91      8,908        91      9,724        91
Consumer .................       358         5        365         6        421         7        392         7        344         7
Commercial and lease loans       992         2        716         2        798         2        848         2      1,201         2
Lease financing ..........       801         3        274         1         23        --         --        --         --        --
Unallocated ..............       400        --      1,109        --      2,657        --      2,081        --        396        --
                             -------       ---    -------       ---    -------       ---    -------       ---    -------       ---

     Totals ..............   $11,384       100%   $10,486       100%   $12,521       100%   $12,229       100%   $11,665       100%
                             =======       ===    =======       ===    =======       ===    =======       ===    =======       ===

     Notwithstanding the foregoing allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

INVESTMENTS

     Andover's investment portfolio totaled $286.7 million as of December 31, 1999, and $283.0 million as of December 31, 1998. The Company manages the investment portfolio in accordance with an investment policy adopted by the Board of Directors. The primary objectives are to provide interest and dividend income, to ensure adequate liquidity and achieve an acceptable asset/liability gap position while diversifying the asset mix. The investment portfolio is also evaluated in comparison to returns that are earned by the loan portfolio.

     During the third quarter of 1999, approximately $27.6 million of lower yielding investments were sold at a loss of $385,000. These included U.S. government obligations and GNMA mortgage-backed securities. The reinvestment of the sales proceeds was intended to enhance future earnings.

     The principal component of the total investment portfolio is mortgage-backed securities, which accounted for 43.0% of total investments at December 31, 1999. The remaining portion of the total investment portfolio consists of U.S. government and federal agency obligations, corporate bonds, short-term investments, equity securities and other investment grade securities. Corporate bonds represent the fastest growing component of the investment portfolio and totaled 30.6% as of December 31, 1999, as compared to 14.9% at year end 1998.

     All of the mortgage-backed securities represent undivided interests in pools of mortgages which have been formed into pass-through securities and sold to investors by GNMA, FHLMC and FNMA. Securities issued by GNMA, a wholly-owned U.S. government corporation, are fully guaranteed as to the timely payment of principal and interest. Securities issued by FHLMC and FNMA, government sponsored corporations, carry each corporation's guarantee as to the timely payment of interest and the ultimate payment of principal. Cash flows from the underlying mortgages of all mortgage-backed securities are passed through to Andover in the form of monthly payments of interest, scheduled principal amortization, and prepayments of mortgage balances. These securities, therefore, have unpredictable cash flows. Principal repayments on all mortgaged-backed securities in the investment portfolio totaled $54.4 million in 1999 as compared to $60.4 million in 1998, reflecting, among other things, the slowdown in the mortgage refinance market. The approximate market value of adjustable rate mortgage-backed securities included in the investment portfolio totaled $11.6 million at December 31, 1999, as compared to $41.1 million at December 31, 1998, primarily due to the sale of investments mentioned above.

     The carrying amount of callable securities included in investments available for sale and investments held to maturity totaled $45.9 million and $5.0 million, respectively, as of December 31, 1999.

     The following table sets forth information regarding the carrying amounts of the investment portfolio at December 31:

                                                         1999        1998         1997
                                                         ----        ----         ----
                                                                 (IN THOUSANDS)

SHORT-TERM INVESTMENTS ..........................     $  1,600     $ 16,100     $ 14,150
                                                      ========     ========     ========

INVESTMENTS AVAILABLE FOR SALE (AT MARKET):
Common stocks ...................................     $  1,248     $    537     $    246

U.S. government and federal agency obligations ..       65,191       62,556       55,777
Other bonds and obligations .....................       84,336       37,561       14,573
                                                      --------     --------     --------
  Total bonds and obligations ...................      149,527      100,117       70,350
                                                      --------     --------     --------

GNMA mortgage-backed securities .................       27,381       35,884       27,793
FHLMC participation certificates ................       19,118       26,981       36,805
FNMA pass-through certificates ..................       11,433        2,509        4,106
Collateralized mortgage obligations .............       12,663           --           --
                                                      --------     --------     --------
  Total mortgage-backed securities ..............       70,595       65,374       68,704
                                                      --------     --------     --------
    Total investments available for sale ........     $221,370     $166,028     $139,300
                                                      ========     ========     ========

INVESTMENTS HELD TO MATURITY (AT AMORTIZED COST):
U.S. government and federal agency obligations ..     $  8,507     $  8,526     $ 10,001
Other bonds and obligations .....................        2,514        4,545        7,106
                                                      --------     --------     --------
  Total bonds and obligations ...................       11,021       13,071       17,107
                                                      --------     --------     --------

FNMA pass-through certificates ..................       24,082       35,435       48,835
FHLMC participation certificates ................       18,073       30,207       49,217
GNMA mortgage-backed securities .................        1,923        2,576        3,383
Collateralized mortgage obligations .............        8,268       19,080       10,021
Other asset-backed securities ...................          385          551          800
                                                      --------     --------     --------
  Total mortgage-backed securities ..............       52,731       87,849      112,256
                                                      --------     --------     --------
    Total investments held to maturity ..........     $ 63,752     $100,920     $129,363
                                                      ========     ========     ========

      Total investments .........................     $286,722     $283,048     $282,813
                                                      ========     ========     ========

     Debt securities are classified as held to maturity only when there is positive intent and ability to hold them to maturity. Such securities are recorded at amortized cost. Trading securities are debt and equity securities held principally for the purpose of selling in the near term. The Company does not have any securities designated as trading securities. Such securities are recorded at fair value, with unrealized gains and losses recorded in earnings. Investments available for sale are any debt or equity security not classified as either held to maturity or trading securities. Investments available for sale are recorded at fair value with any changes in fair value recorded as a separate component of stockholders' equity, net of related income taxes.

     See Notes 1, 2 and 3 to the "Consolidated Financial Statements" for further information.

     There was a fair value decline of $9.8 million in the investment portfolio, from a net unrealized gain of $3.7 million at December 31, 1998 to a net unrealized loss of $6.2 million at December 31, 1999, resulting from a significant increase in market interest rates. Changes in interest rates and their impact on the unrealized gain or loss in the investment portfolio are not material factors in the Company's overall investment strategy. This is largely due to the fact that neither the changes nor their impact can be controlled by the Company. Additionally, investment purchases are often funded by long-term advances of an equivalent term in order to achieve a consistent spread on a particular investment.

     The following table presents unrealized gains and losses by major categories of securities at December 31, 1999. The net unrealized losses of $5.0 million on investments available for sale is included in stockholders' equity, net of applicable income taxes at December 31, 1999. At that date, Andover's net unrealized losses on investments held to maturity amounted to $1.2 million.

                                                      UNREALIZED    UNREALIZED
                                                        GAINS         LOSSES
                                                      ----------    ----------
                                                          (IN THOUSANDS)
INVESTMENTS AVAILABLE FOR SALE:

Common stocks .....................................     $    76     $   (68)
U.S. government and federal agency obligations.....          43      (1,222)
Other bonds and obligations .......................          14      (2,727)
Mortgage-backed securities ........................          54      (1,132)
                                                        -------     -------
  Total investments available for sale ............     $   187     $(5,149)
                                                        =======     =======

INVESTMENTS HELD TO MATURITY:

U.S. government and federal agency obligations.....     $    --     $   (90)
Other bonds and obligations .......................          26          --
Mortgage-backed securities ........................         163      (1,294)
                                                        -------     -------
  Total investments held to maturity ..............     $   189     $(1,384)
                                                        =======     =======

  Total unrealized gains and losses ...............     $   376     $(6,533)
                                                        =======     =======

     The following table presents an analysis of the maturity distribution and average yields of investments available for sale and held to maturity at December 31, 1999. Callable investments available for sale and investments held to maturity are shown in the periods corresponding to their scheduled maturity without regard to call dates. Mortgage-backed securities are shown in the periods corresponding to scheduled principal amortization computed based on their weighted average maturities and weighted average rates without regard to prepayments.

                                                                      LENGTH OF TIME TO MATURITY
                                                                      --------------------------
                                                          AFTER ONE           AFTER FIVE
                                                           YEAR BUT            YEARS BUT
                                        WITHIN              WITHIN              WITHIN              AFTER
                                       ONE YEAR           FIVE YEARS           TEN YEARS          TEN YEARS              TOTAL
                                   ----------------    ----------------    ----------------    ----------------    -----------------
                                    AMOUNT    YIELD     AMOUNT    YIELD     AMOUNT    YIELD     AMOUNT    YIELD     AMOUNT     YIELD
                                    ------    -----     ------    -----     ------    -----     ------    -----     ------     -----
                                                                        (DOLLARS IN THOUSANDS)
Short-term investments ........    $  1,600   3.00%    $     --    .--%    $     --    .--%    $     --    .--%    $  1,600    3.00%
                                   ========   ====     ========   ====     ========   ====     ========   ====     ========    ====
Investments available for sale:
  Total bonds and obligations .    $  9,918   6.50%    $ 82,339   6.53%    $ 53,769   6.66%    $  3,501   5.60%    $149,527    6.55%
  Total mortgage-backed
    securities ................       3,327   6.74       15,708   6.74       22,445   6.81       29,115   6.75       70,595    6.77
                                   --------            --------            --------            --------            --------
      Total investments
        available for sale ....    $ 13,245   6.56%    $ 98,047   6.56%    $ 76,214   6.70%    $ 32,616   6.63%    $220,122    6.62%
                                   ========   ====     ========   ====     ========   ====     ========   ====     ========    ====
Investments held to maturity:
  Total bonds and obligations .    $  1,504   6.07%    $  9,517   6.48%    $     --    .--%    $     --    .--%    $ 11,021    6.42%
  Total mortgage-backed
    securities ................       3,027   7.02       13,528   6.97       22,064   6.99       14,112   6.89       52,731    6.96
                                   --------            --------            --------            --------            --------
      Total investments held
        to maturity ...........    $  4,531   6.70%    $ 23,045   6.77%    $ 22,064   6.99%    $ 14,112   6.89%    $ 63,752    6.87%
                                   ========   ====     ========   ====     ========   ====     ========   ====     ========    ====

Total investments .............    $ 19,376   6.30%    $121,092   6.60%    $ 98,278   6.77%    $ 46,728   6.71     $285,474    6.66%
                                   ========   ====     ========   ====     ========   ====     ========   ====     ========    ====

DEPOSITS

     Total deposits decreased $20.1 million during 1999 to $968.5 million at December 31, 1999, compared to an increase of $41.7 million during 1998. This decrease was most pronounced in demand deposit accounts which decreased $16.2 million during 1999 although the balances increased $23.5 million in 1998. In addition, certificates of deposit declined by $12.3 million during 1999. The decline in 1999 and the increase in 1998 in demand deposits resulted from the high level of custodial balances at year-end 1998 due to the high level of mortgage refinance activity experienced at that time. The decline in certificates of deposit balances reflect the continued customer preference for shorter term or core deposit accounts without fixed maturities. Partially offsetting these declines were increases in the savings account balances of $14.0 million and $49.7 million in 1999 and 1998, respectively. The popularity of these accounts were primarily due to the introduction of a tiered savings product offering customers a premium rate on balances in excess of $50,000. This premium product represents more than half of the savings account balances. The decline in each of the past two years in money market accounts is primarily due to a shift in customer preference for the premium savings account.

     See Note 8 to the "Consolidated Financial Statements" for further information.

     The following table reflects the balance of deposit accounts of Andover at each date indicated and the weighted average interest rates at December 31:

                                               1999                          1998                         1997
                                  ----------------------------- ----------------------------  ----------------------------
                                                       WEIGHTED                     WEIGHTED                      WEIGHTED
                                              PERCENT  AVERAGE              PERCENT AVERAGE              PERCENT  AVERAGE
                                                OF     INTEREST               OF    INTEREST               OF     INTEREST
                                   AMOUNT      TOTAL     RATE    AMOUNT      TOTAL    RATE    AMOUNT      TOTAL     RATE
                                   ------     -------  --------  ------     ------- --------  ------     -------  --------
                                                                      (DOLLARS IN THOUSANDS)

Demand deposit accounts ........  $ 86,871       9.0%    .--%  $103,029      10.4%     .--%  $ 79,501       8.4%    .--%
NOW accounts ...................    99,040      10.2    0.76    102,635      10.4     0.79     85,917       9.1     1.02
Money market deposit accounts...    95,291       9.8    2.75     96,332       9.7     2.77    104,353      11.0     2.96
Savings accounts ...............   213,286      22.0    3.25    199,304      20.2     3.19    149,607      15.8     3.61
Variable rate certificates .....     3,434       0.4    4.59      4,463       0.5     4.31      5,182       0.5     5.43
Fixed rate certificates ........   470,611      48.6    5.05    482,893      48.8     5.53    522,422      55.2     5.89
                                  --------     -----           --------     -----            --------     -----
  Total deposits ...............  $968,533     100.0%   3.53%  $988,656     100.0%    3.72%  $946,982     100.0%    4.27%
                                  ========     =====    ====   ========     =====     ====   ========     =====     ====

     Deposits are derived from customers who work or reside in the Company's market area and surrounding communities, and from businesses located in that area. There were no brokered deposits in each of the three years ending December 31, 1999.

     The following table presents Andover's outstanding time certificates in denominations of $100,000 and over, with remaining maturities at December 31:

                REMAINING TERM TO MATURITY                        1999             1998              1997
                --------------------------                        ----             ----              ----
                                                                              (IN THOUSANDS)

         Three months or less.................................. $18,448          $21,612           $15,085
         Over three months to six months.......................  18,421           24,751             7,413
         Over six months to twelve months......................  21,701           23,114            23,953
         Over twelve months....................................  32,781           17,711            38,675
                                                                -------          -------           -------
                                                                $91,351          $87,188           $85,126
                                                                =======          =======           =======

BORROWINGS

     Total borrowings increased $95.6 million in 1999 to $379.4 million at December 31, 1999, and increased $25.1 million during 1998 to $283.8 million at December 31, 1998. In order to fund the growth in total assets, the Bank has increased its reliance on borrowed funds in 1999 due to the decline in total deposits. The Bank will continue to rely on borrowed funds as an alternative source of funds in order to grow interest earning assets. The Bank has multiple sources for borrowed funds, including its primary source, the FHLB of Boston.

     The weighted average rate on the total borrowed funds dropped to 5.31% at December 31, 1999, from 5.39% at December 31, 1998. The decline in the weighted average interest rate since year-end 1998 was due to a change in the mix of borrowed funds and reflects the shorter term maturities at December 31, 1999. Borrowed funds, maturing within one year or with an initial call date within one year as of December 31, 1999, were approximately 81.4% as compared to 61.0% at December 31, 1998. This reliance on shorter term borrowed funds in 1999 has allowed the Company to keep the rates paid on its borrowed funds low in spite of the overall increase in market interest rates.

     The amount of callable advances included in total borrowings totaled $125.0 million as of December 31, 1999. These advances are callable at the discretion of the FHLB of Boston, starting in 2000 and at regular intervals thereafter.

See Notes 9 and 10 to the "Consolidated Financial Statements" for further information.

ASSET AND LIABILITY MANAGEMENT AND MARKET RISK

     The Bank's earnings are largely dependent on its net interest income, which is the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Company seeks to manage its exposure to changes in interest rates, or market risk, through active monitoring and management of its interest rate risk exposure. The policies and procedures for managing both on and off balance sheet activities are established by Andover's asset/liability management committee (ALCO). The Board of Directors reviews and approves the ALCO policy annually and monitors its related activities on an ongoing basis.

     Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities.

     The main objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Company's net interest income and to preserve capital, while adjusting the Company's asset/liability structure to obtain the maximum yield-cost spread on that structure. The Company relies primarily on its asset/liability structure to control interest rate risk. However, a sudden and substantial increase in interest rates may adversely impact earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

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

     One method used to measure the interest rate risk exposure is the Company's gap analysis, which involves comparing the difference between assets and liabilities that mature or reprice during a given period of time. These differences are a primary component of the risk to net interest income. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities, and is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. A positive gap would produce increased net interest income during a period of rising interest rates and decreased net interest income when interest rates decline. A negative gap would have the reciprocal impact on net interest income.

     The primary cause for the change in the Company's gap position from December 31, 1998 to December 31, 1999, was the prepayment speeds used on the residential loan and mortgage-backed securities portfolios from one year to the next. This resulted in a negative gap position of 22.4% at December 31, 1999, as compared to 9.3% at December 31, 1998.

     The following table illustrates the Company's gap position, or the estimated maturity and repricing structure of its interest sensitive assets and interest sensitive liabilities, at December 31, 1999.

                                               1-180         181-365        >1-3           >3-5           5+
                                               DAYS           DAYS          YEARS          YEARS         YEARS         TOTAL
                                              ------         ------        -------        -------       -------       -------
                                                                           (DOLLARS IN THOUSANDS)
Interest sensitive assets:
  Fixed rate securities ................   $   14,877     $   12,319     $   80,517     $   70,975    $   93,630    $  272,318
  Variable rate securities .............        9,627          3,529             --             --            --        13,156
  Fixed rate loans .....................       41,219         38,529        144,219        107,364       140,922       472,253
  Variable rate loans ..................      170,539        107,285        210,391        124,809        45,368       658,392
  Other interest sensitive assets ......       19,231             --             --             --            --        19,231
                                           ----------     ----------     ----------     ----------    ----------    ----------
    Total interest sensitive assets ....      255,493        161,662        435,127        303,148       279,920     1,435,350

Interest sensitive liabilities:
  NOW accounts .........................        4,804          4,560         16,085         11,838        61,753        99,040
  Savings and money market
   deposit accounts ....................       56,732         55,321         94,467         17,578        84,479       308,577
  Certificates of deposit ..............      198,456        122,361        146,658          6,570            --       474,045
  Total borrowed funds .................      252,167         56,543         53,199         15,500         1,975       379,384
                                           ----------     ----------     ----------     ----------    ----------    ----------
    Total interest sensitive liabilities      512,159        238,785        310,409         51,486       148,207     1,261,046
                                           ----------     ----------     ----------     ----------    ----------    ----------

Net interest rate sensitivity gap ......   $ (256,666)    $  (77,123)    $  124,718     $  251,662    $  131,713    $  174,304
                                           ==========     ==========     ==========     ==========    ==========    ==========

Cumulative net interest rate
  sensitivity gap ......................   $ (256,666)    $ (333,789)    $ (209,071)    $   42,591    $  174,304
                                           ==========     ==========     ==========     ==========    ==========
Cumulative net interest rate
  sensitivity gap as a percentage
  of total assets ......................        (17.2)%        (22.4)%        (14.0)%          2.9%         11.7%

AT DECEMBER 31, 1998:
Cumulative net interest rate
  sensitivity gap ......................   $ (125,069)    $ (131,140)    $  (20,685)    $  150,692    $  187,614
                                           ==========     ==========     ==========     ==========    ==========
Cumulative net interest rate
  sensitivity gap as a percentage
  of total assets ......................         (8.9)%         (9.3)%         (1.5)%         10.7%         13.3%

     The balances on the interest sensitive asset and liability accounts have been allocated among the various periods using common industry techniques and market consensus data. Fixed and variable rate retail loans, the largest component of the loan portfolio, are shown in the table in the time period corresponding to scheduled principal amortization and anticipated prepayments using annual conditional prepayment rates that vary from 11.1% to 18.0% at December 31, 1999, as compared with 11.9% to 25.3% at December 31, 1998. In addition, variable rate retail and corporate loans are allocated to the periods in which the loans could be next adjusted. Fixed rate mortgage-backed securities are allocated using annual conditional prepayment rates of 10.3% to 11.2% at December 31, 1999, versus 21.2% to 46.9% at December 31, 1998. All other loans and securities, certificates of deposit and borrowed funds are allocated to the period in which the rates could be next adjusted or to their final contractual maturity for the fixed rate instruments. Substantially all of the callable advances from the FHLB are allocated according to their initial call dates due to the strong likelihood of their being called by the FHLB given current market interest rates. Other interest sensitive assets include assets held for sale and FHLB stock. Nonaccruing loans have been excluded from both the gap analysis and the market risk analysis.

     A substantial portion of the savings, money market and NOW accounts are considered core deposits by management and, therefore, relatively insensitive to interest rates. In addition, any future changes to the interest rates paid on these accounts are at the sole discretion of management. Despite the foregoing factors, these deposits have been allocated between each time period based on the Bank's own historical experience, or decay rates, in determining the deposit runoff.

     Another method used to measure interest rate risk is the market risk analysis. The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 1999.

                                                                 EXPECTED MATURITY DATE AS OF DECEMBER 31, 1999
                                                                 ----------------------------------------------
                                                                                                                          FAIR VALUE
                                                                                                                              AT
                                            2000       2001       2002       2003       2004     THEREAFTER     TOTAL      12/31/99
                                            ----       ----       ----       ----       ----     ----------     -----      --------
                                                                               (DOLLARS IN MILLIONS)

Interest sensitive assets:
Fixed rate securities ................  $    27.2    $  38.7    $  41.8    $  24.3    $  46.7    $    93.6    $   272.3    $  271.1
  Average interest rate ..............       6.56%      6.58%      6.41%      6.51%      6.85%        6.75%        6.65%
Variable rate securities .............  $     4.3    $   2.1    $   1.6    $   1.2    $   0.9    $     3.1    $    13.2    $   13.2
  Average interest rate ..............       6.46%      7.02%      7.02%      7.02%      7.01%        7.01%        6.83%
Fixed rate retail loans ..............  $    56.4    $  50.8    $  43.7    $  37.2    $  31.1    $   126.3    $   345.5    $  332.8
  Average interest rate ..............       7.04%      7.04%      7.04%      7.04%      7.06%        7.01%        7.03%
Variable rate retail loans ...........  $    80.8    $  70.9    $  58.0    $  47.4    $  38.7    $   163.7    $   459.5    $  453.9
  Average interest rate ..............       7.18%      7.10%      7.08%      7.07%      7.06%        6.99%        7.07%
Fixed rate corporate loans ...........  $    23.4    $  22.5    $  27.1    $  23.2    $  16.0    $    14.6    $   126.8    $  123.7
  Average interest rate ..............       8.19%      8.14%      8.01%      8.35%      8.38%        8.84%        8.27%
Variable rate corporate loans ........  $    42.6    $  32.0    $  28.3    $  26.3    $  22.3    $    47.3    $   198.8    $  196.7
  Average interest rate ..............       8.66%      8.56%      8.53%      8.51%      8.44%        8.43%        8.53%
Other interest sensitive assets ......  $    19.2         --         --         --         --           --    $    19.2    $   19.2
  Average interest rate ..............       6.64%        --         --         --         --           --         6.64%
                                        ---------    -------    -------    -------    -------    ---------    ---------    --------
Total interest sensitive assets ......  $   253.9    $ 217.0    $ 200.5    $ 159.6    $ 155.7    $   448.6    $ 1,435.3    $1,410.6
                                        =========    =======    =======    =======    =======    =========    =========    ========

Interest sensitive liabilities:
NOW accounts .........................  $     9.4    $   8.0    $   8.0    $   5.9    $   5.9    $    61.8    $    99.0    $   99.0
  Average interest rate ..............       0.76%      0.76%      0.76%      0.76%      0.76%        0.76%        0.76%
Savings and money market
   deposit accounts ..................  $   112.1    $  47.2    $  47.2    $   8.8    $   8.8    $    84.5    $   308.6    $  308.6
  Average interest rate ..............       3.35%      3.59%      3.59%      2.40%      2.40%        2.40%        3.10%
Certificates of deposit ..............  $   320.8    $  88.9    $  57.8    $   3.9    $   2.6         --      $   474.0    $  474.1
  Average interest rate ..............       4.90%      5.13%      5.76%      5.25%      5.03%        --           5.05%
Total borrowed funds .................  $   218.7    $  23.6    $  14.6    $   5.5    $  15.0    $   102.0    $   379.4    $  379.0
  Average interest rate ..............       5.29%      5.45%      5.94%      5.73%      5.58%        5.15%        5.31%
                                        ---------    -------    -------    -------    -------    ---------    ---------    --------
Total interest sensitive liabilities .  $   661.0    $ 167.7    $ 127.6    $  24.1    $  32.3    $   248.3    $ 1,261.0    $1,260.7
                                        =========    =======    =======    =======    =======    =========    =========    ========

AT DECEMBER 31, 1998:

Total interest sensitive assets ......  $   338.9    $ 246.1    $ 205.1    $ 142.8    $ 127.6    $   296.6  $   1,357.1    $1,370.8
                                        =========    =======    =======    =======    =======    =========    =========    ========

Total interest sensitive liabilities .  $   602.5    $ 173.3    $  77.1    $  50.3    $  36.2    $   230.0  $   1,169.4    $1,186.6
                                        =========    =======    =======    =======    =======    =========    =========    ========


     Market risk sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments. Expected maturities are contractual maturities adjusted for prepayments of principal. The Company uses certain assumptions to estimate fair values and expected maturities. For interest sensitive assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal using the same ratios used for the gap analysis presented previously. However, as mentioned above, the market risk analysis excludes repricing features on all interest sensitive assets. Retail loans include residential and consumer loans while corporate loans are comprised of commercial real estate, commercial, construction and land loans and leases. For interest sensitive liabilities, the same decay rates and contractual maturities used for the gap analysis are used for the market risk analysis. The only difference between the gap analysis and the market analysis of the interest sensitive liabilities are the callable features on the FHLB advances. The market risk analysis uses the advances contractual maturity date in all cases, whereas the gap report allocates the callable advances using their respective initial call date.

     The following table reflects the scheduled maturities of selected loans at December 31, 1999:

                                                                  ONE             OVER
                                             LESS THAN          THROUGH           FIVE
                                             ONE YEAR          FIVE YEARS         YEARS             TOTAL
                                             ---------         ----------         -----             -----
                                                                     (IN THOUSANDS)

Construction and land loans................. $  8,070           $40,041          $15,549           $63,660
Commercial loans............................   13,516             6,383              162            20,061
                                             --------           -------          -------           -------
                                             $ 21,586           $46,424          $15,711           $83,721
                                             ========           =======          =======           =======

     Of the loans maturing after one year, $4.6 million, or 7.4%, have fixed rates and $57.5 million, or 92.6%, have floating or variable rates.

LIQUIDITY

     The Company's primary source of funds is dividends from its bank subsidiary. The Company could also access the capital market to raise additional equity. Dividends from the Bank to the Company totaled $7.0 million in 1999, $9.5 million in 1998 and $7.0 million in 1997.

     The Company made payments of dividends to stockholders in the amount of $5.7 million, $4.5 million and $3.5 million, respectively, for the years ended December 31, 1999, 1998 and 1997.

     The goal of the Company's liquidity management process is to assess funding requirements so as to efficiently meet the cash needs of borrowers and depositors, while also providing funds for attractive investment opportunities. Liquidity involves the Company's ability to raise or gain access to funds in order to fulfill its existing and anticipated financial obligations.

     The Bank has a diverse base of funding. Sources of liquidity include maturation, amortization and prepayment of the investment and loan portfolios. In addition, the Bank's investments available for sale portfolio provides the Bank with flexibility to sell these securities quickly. Other sources of liquidity are increasing deposit balances, funds purchased from other banks, the sale of securities under repurchase agreements, customer repurchase agreements, and borrowings from the FHLB, of which Andover Bank is a voluntary member. The Bank may also obtain funds at the discount window of the Federal Reserve Bank of Boston.

     At December 31, 1999, the Company had home equity, reserve credit and commercial unadvanced lines of credit totaling $101.8 million. Outstanding commitments to originate loans totaled $53.7 million. Unadvanced portions of construction and land loans amounted to $26.5 million. Standby letters of credit were $3.2 million. Loans sold with recourse totaled $1.2 million. Management believes that its sources of liquidity are sufficient to meet these commitments if and as called upon.

     See Notes 9, 10, 12, 16 and 17 to the "Consolidated Financial Statements" for further information.

     Cash flows provided by operating activities increased by $9.7 million to $30.2 million at December 31, 1999, and increased by $6.4 million to $20.5 million at December 31, 1998. The increase in cash flows provided in 1999 was due to a decrease in assets held for sale. The change in 1998 was primarily attributable to an increase in net income and an increase in accrued income taxes payable. Cash flows used by investing activities increased by $43.0 million to $117.1 million during 1999 and decreased $54.6 million during 1998 to $74.1 million. The change in 1999 was primarily attributable to a much higher level of purchases of investments and mortgage-backed securities available for sale and increased purchases of whole loans. The decrease in 1998 was due to a large reduction in the purchases of whole loans. Cash flows provided by financing activities increased by $6.7 million to $70.0 million during 1999 due to a significant increase in total borrowed funds offset by a decline in deposits. The decrease of $40.9 million in cash flows provided by financing activities to $63.3 million at December 31, 1998, was mainly attributable to a smaller increase in deposits.

CAPITAL RESOURCES

     At December 31, 1999, the Company reported total capital of $130.3 million, or 8.7% of total assets as compared to $121.1 million, or 8.6% at December 31, 1998. The Company and the Bank continue to maintain capital ratios in excess of all applicable regulatory minimums.

     The capital position of banks and bank holding companies are regulated by various Federal and state agencies. The following table presents regulatory capital ratios under current regulatory and risk-based capital requirements as of December 31, 1999:

                                                              REGULATORY             ANDOVER           ANDOVER
                                                               MINIMUM             BANCORP, INC.        BANK
                                                              ----------           -------------       -------

Leverage Capital Ratio Tier 1................................... 4.0%                  9.0%              8.3%
Risk Based Capital Ratio:
     Tier 1..................................................... 4.0                  13.4              12.4
     Total...................................................... 8.0                  14.6              13.5

     Under the FDIC's prompt corrective action regulations promulgated pursuant to the FDIC Improvement Act of 1991, the Bank has sufficient capital to be considered "well capitalized". Therefore, the Bank is entitled to pay the lowest deposit premiums possible.

     In January, 1999, the Company adopted a Shareholder Rights Plan and in 1998, the Company's Board of Directors approved a stock repurchase program.

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

YEAR 2000 DISCLOSURE

     The Year 2000 computer software compliance issues affected Andover and many other financial institutions and companies in the U.S. The primary concern was that computer programs would not recognize the proper date which could then generate erroneous data or cause systems to fail, thereby creating an adverse impact on the Company's business and possibly its operating results.

     The Company started its Year 2000 initiative in early 1997. Prior to the end of 1999, the Company completed its assessment, testing and remediating of Year 2000 issues. The Company developed multiple contingency plans, tested its various software information systems, hardware components and non-technology systems and arranged for the required human and financial resources to complete its necessary remediation efforts.

     Due to the extensive planning and testing over the past three years, the Company did not experience any Year 2000 difficulties with regards to software, hardware or non-technology systems.

     Included in other noninterest expenses during 1999 were charges incurred in connection with the modification or replacement of software and hardware in order for the Company's computer systems to properly recognize the Year 2000. The level of data processing expenses and consulting services incurred in 1999 was approximately $70,000 and $45,000, respectively. Total expenses incurred and hardware capitalized were approximately $415,000 for the year ended December 31, 1999 and $700,000 over the course of the project.

RECENT ACCOUNTING DEVELOPMENTS

     In June, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes new accounting and reporting standards for derivative instruments. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement, as amended by SFAS 137, is effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 2000. Early application is encouraged but restatement of prior periods is prohibited. SFAS 133 is not expected to have a material impact on the consolidated financial statements of the Company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                       PAGE
                                                                                                       ----

Independent Auditors' Report....................................................................        37

Consolidated Balance Sheets as of December 31, 1999 and 1998....................................        38

Consolidated Statements of Operations for each of the years ended
  December 31, 1999, 1998 and 1997..............................................................        39

Consolidated Statements of Changes in Stockholders' Equity for each of the
  years ended December 31, 1999, 1998 and 1997..................................................        40

Consolidated Statements of Cash Flows for each of the years ended
  December 31, 1999, 1998 and 1997.................................................................  41-42

Notes to Consolidated Financial Statements.........................................................  43-68

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Andover Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Andover Bancorp, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Andover Bancorp, Inc. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KMPG LLP
------------
KMPG LLP

Boston, Massachusetts
January 13, 2000

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998

                                                                                          1999                   1998
                                                                                          ----                   ----
                                                                                                 (IN THOUSANDS)
                                     ASSETS
Cash and due from banks (note 17) ...........................................          $    26,913           $    29,337
Short-term investments (note 3) .............................................                1,600                16,100
                                                                                       -----------           -----------
  Cash and cash equivalents .................................................               28,513                45,437
                                                                                       -----------           -----------
Assets held for sale, at lower of cost or market (note 2) ...................                1,494                11,282
Investments available for sale (amortized cost of $226,332 in 1999
  and $163,936 in 1998) (notes 3, 9 and 10) .................................              221,370               166,028
Investments held to maturity (market value $62,557 in 1999 and
  $102,512 in 1998) (notes 3, 9 and 10) .....................................               63,752               100,920
Loans (notes 4, 9 and 10) ...................................................            1,133,101             1,050,765
Allowance for loan losses (note 4) ..........................................              (11,384)              (10,486)
                                                                                       -----------           -----------
     Net loans ..............................................................            1,121,717             1,040,279
                                                                                       -----------           -----------
Mortgage servicing assets, net (note 5) .....................................               10,635                 8,956
Premises and equipment, net (note 6) ........................................               10,663                 9,255
Accrued interest receivable .................................................                8,236                 7,432
Stock in FHLB of Boston, at cost (notes 7 and 10) ...........................               17,737                15,747
Net deferred income taxes receivable (note 11) ..............................                5,259                 2,925
Other assets ................................................................                1,678                 1,986
                                                                                       -----------           -----------
          Total assets ......................................................          $ 1,491,054           $ 1,410,247
                                                                                       ===========           ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Deposits (note 8) ......................................................          $   968,533           $   988,656
     Other borrowings (notes 9 and 10) ......................................               73,662                16,332
     Federal Home Loan Bank advances (notes 9 and 10) .......................              305,722               267,492
     Mortgagors' escrow accounts ............................................                3,412                 2,819
     Income taxes payable (note 11) .........................................                3,817                 7,631
     Accrued expenses and other liabilities .................................                5,645                 6,175
                                                                                       -----------           -----------
          Total liabilities .................................................            1,360,791             1,289,105
                                                                                       -----------           -----------
Commitments and contingencies (notes 6 and 17)
Stockholders' equity (notes 12 and 14):
     Serial preferred stock, $0.10 par value per share;
       3,000,000 shares authorized, none issued .............................                   --                    --
     Common stock, $0.10 par value per share; 15,000,000 shares authorized;
       6,534,072 and 6,520,012 shares issued in 1999 and 1998, respectively .                  653                   652
     Additional paid-in capital .............................................               60,745                60,507
     Retained earnings ......................................................               71,924                58,716
     Accumulated other comprehensive income (loss) (notes 3 and 11) .........               (3,059)                1,267
                                                                                       -----------           -----------
          Total stockholders' equity ........................................              130,263               121,142
                                                                                       -----------           -----------
          Total liabilities and stockholders' equity ........................          $ 1,491,054           $ 1,410,247
                                                                                       ===========           ===========


The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 1999, 1998 and 1997

                                                                          1999                1998                1997
                                                                          ----                ----                ----
                                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest and dividend income:
  Loans .....................................................          $  80,252           $  77,358           $  70,861
  Mortgage-backed securities ................................              9,028              11,711              12,362
  Investment securities .....................................              9,094               6,320               5,753
  Dividends on equity securities (note 7) ...................              1,118               1,020               1,030
  Short-term investments ....................................                518                 837                 746
                                                                       ---------           ---------           ---------
    Total interest and dividend income ......................            100,010              97,246              90,752
                                                                       ---------           ---------           ---------
Interest expense:
  Deposits (note 8) .........................................             34,341              39,137              38,251
  Federal Home Loan Bank advances ...........................             16,214              15,300              13,315
  Other borrowings ..........................................              2,146                 578                 481
                                                                       ---------           ---------           ---------
    Total interest expense ..................................             52,701              55,015              52,047
                                                                       ---------           ---------           ---------
      Net interest and dividend income ......................             47,309              42,231              38,705
Provision (credit) for loan losses (note 4) .................                400              (1,705)                983
                                                                       ---------           ---------           ---------
    Net interest and dividend income after provision (credit)
      for loan losses .......................................             46,909              43,936              37,722
                                                                       ---------           ---------           ---------
Non-interest income:
  Net gains from sales of assets held for sale (note 2) .....                 17                 653                 264
  Net gains (losses) from sales
    of investments available for sale (note 3) ..............               (385)                 17                 158
  Mortgage banking income (loss), net (note 5) ..............                908                (389)              2,015
  Gains (losses) on real estate operations, net .............                 (5)                 14                (971)
  Other income (note 13) ....................................              3,705               3,891               3,292
                                                                       ---------           ---------           ---------
    Total non-interest income ...............................              4,240               4,186               4,758
                                                                       ---------           ---------           ---------
Non-interest expense:
  Salaries and employee benefits (note 14) ..................             11,116              12,009              11,886
  Office occupancy and equipment (note 6) ...................              3,167               2,972               2,885
  Data processing ...........................................              2,379               2,090               1,933
  Professional fees .........................................              1,178                 940                 862
  Marketing .................................................                908                 831                 988
  Mortgage banking expense ..................................                267                 606                 430
  Other operating expense ...................................              2,962               3,129               3,002
                                                                       ---------           ---------           ---------
    Total non-interest expense ..............................             21,977              22,577              21,986
                                                                       ---------           ---------           ---------
    Income before income tax expense ........................             29,172              25,545              20,494
Income tax expense (note 11) ................................             10,287               8,159               7,288
                                                                       ---------           ---------           ---------
Net income ..................................................          $  18,885           $  17,386           $  13,206
                                                                       =========           =========           =========

Average number of common shares outstanding, basic ..........              6,527               6,482               6,434
Average number of common shares outstanding, diluted ........              6,708               6,697               6,629

Basic earnings per share ....................................          $    2.89           $    2.68           $    2.05
                                                                       =========           =========           =========

Diluted earnings per share ..................................          $    2.82           $    2.60           $    1.99
                                                                       =========           =========           =========

The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 1999, 1998 and 1997

                                                                                                         ACCUMULATED
                                                                                                            OTHER         TOTAL
                                                                ADDITIONAL                                 COMPRE-        STOCK-
                                                     COMMON      PAID-IN      RETAINED       TREASURY      HENSIVE       HOLDERS'
                                                     STOCK       CAPITAL      EARNINGS        STOCK     INCOME (LOSS)     EQUITY
                                                     ------     ----------    --------       --------   -------------    --------
                                                                                  (IN THOUSANDS)

Balance at December 31, 1996 ..................    $     515    $  59,222     $  36,109     $    (301)    $     301     $  95,846
Comprehensive income:
  Net income ..................................           --           --        13,206            --            --        13,206
  Other comprehensive income:
  Unrealized holding gains arising during
    the period, net of taxes of $493 ..........           --           --            --            --           726           726
  Realized gains included in
    net income, net of taxes of $56 ...........           --           --            --            --           102           102
                                                                                                                        ---------
    Total comprehensive income ................                                                                            14,034
  Dividends declared and paid
    ($0.54 per share) .........................           --           --        (3,501)           --            --        (3,501)
  Stock options exercised (note 14) ...........            2          397            --           301            --           700
                                                   ---------    ---------     ---------     ---------     ---------     ---------
Balance at December 31, 1997 ..................          517       59,619        45,814            --         1,129       107,079

Comprehensive income:
  Net income ..................................           --           --        17,386            --            --        17,386
  Other comprehensive income:
  Unrealized holding gains arising during
    the period, net of taxes of $70 ...........           --           --            --            --           126           126
  Realized gains included in
    net income, net of taxes of $5 ............           --           --            --            --            12            12
                                                                                                                        ---------
    Total comprehensive income ................                                                                            17,524
  Dividends declared and paid
    ($0.69 per share) .........................           --           --        (4,484)           --            --        (4,484)
  Par value adjustment for stock split ........          130         (130)           --            --            --            --
  Stock options exercised (note 14) ...........            5        1,018            --            --            --         1,023
                                                   ---------    ---------     ---------     ---------     ---------     ---------
Balance at December 31, 1998 ..................          652       60,507        58,716            --         1,267       121,142

Comprehensive income:
  Net income ..................................           --           --        18,885            --            --        18,885
  Other comprehensive income (loss):
  Unrealized holding losses arising during
    the period, net of tax benefit of $2,592...           --           --            --            --        (4,077)       (4,077)
  Realized losses included in net
    income, net of tax benefit of $136 ........           --           --            --            --          (249)         (249)
                                                                                                                        ---------
    Total comprehensive income ................                                                                            14,559
  Dividends declared and paid
    ($0.87 per share) .........................           --           --        (5,677)           --            --        (5,677)
  Stock options exercised (note 14) ...........            1          238            --            --            --           239
                                                   ---------     ---------     ---------     ---------     ---------    ---------
Balance at December 31, 1999 ..................    $     653    $  60,745     $  71,924     $      --     $  (3,059)    $ 130,263
                                                   =========    =========     =========     =========     =========     =========

The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1999, 1998 and 1997

                                                                          1999          1998          1997
                                                                          ----          ----          ----
                                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income ..................................................    $  18,885     $  17,386     $  13,206
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Provision (credit) for loan losses ..........................          400        (1,705)          983
     Net (gains) losses on sales and provisions
       for other real estate owned ...............................          (72)         (157)          240
     Net (gains) losses from sales of
       investments available for sale ............................          385           (17)         (158)
     Net gains from sales of assets held for sale ................          (17)         (653)         (264)
     Depreciation and amortization ...............................        1,463         1,362         1,397
     Amortization of fees, discounts and premiums, net ...........        1,109           541           405
     Deferred income taxes .......................................          394        (1,168)       (1,008)
     (Increase) decrease in:
       Assets held for sale ......................................        9,805        (5,092)       (3,053)
       Accrued interest receivable ...............................         (804)          135          (403)
       Mortgage servicing assets .................................        2,311         3,110         1,592
       Other assets ..............................................           97           128         1,541
     Increase (decrease) in:
       Mortgagors' escrow accounts ...............................          593           341           184
       Accrued income taxes payable ..............................       (3,814)        5,381          (320)
       Accrued expenses and other liabilities ....................         (530)          951          (150)
                                                                      ---------     ---------     ---------
          Net cash provided by operating activities ..............       30,205        20,543        14,192
                                                                      ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment and mortgage-backed securities available for sale:
       Purchases .................................................     (151,683)      (60,915)      (51,149)
       Proceeds from sales .......................................       28,618         3,017        14,658
       Proceeds from maturities and redemptions ..................       40,063         4,000         3,000
       Principal repayments ......................................       19,359        26,989         9,889
     Investment and mortgage-backed securities held to maturity:
       Purchases .................................................           --       (15,058)      (18,571)
       Proceeds from maturities and redemptions ..................        2,000        10,000         2,500
       Principal repayments ......................................       35,086        33,416        23,449
     Net change FHLB stock .......................................       (1,990)           --            --
     Purchases of whole loans ....................................      (38,346)      (22,875)      (71,297)
     Purchased and capitalized mortgage servicing assets .........       (3,990)       (2,566)       (3,086)
     Net increase in loans .......................................      (44,052)      (50,215)      (40,454)
     Capital expenditures on premises and equipment, net .........       (2,871)       (1,024)         (796)
     Proceeds from sales of other real estate owned ..............          678         1,084         3,182
     Capital expenditures on other real estate owned .............           --            --           (54)
                                                                      ---------     ---------     ---------
          Net cash used by investing activities ..................     (117,128)      (74,147)     (128,729)
                                                                      ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase (decrease) in deposits .........................      (20,123)       41,674       122,671
     Net increase in other borrowings ............................       57,330         6,161         7,338
     Proceeds from issuance of FHLB advances .....................      345,300       310,100       293,514
     Principal repayments of FHLB advances .......................     (307,070)     (291,169)     (316,538)
     Dividends paid ..............................................       (5,677)       (4,484)       (3,501)
     Stock options exercised .....................................          239         1,023           700
                                                                      ---------     ---------     ---------
          Net cash provided by financing activities ..............       69,999        63,305       104,184
                                                                      ---------     ---------     ---------
Net increase (decrease) in cash and cash equivalents .............      (16,924)        9,701       (10,353)
Cash and cash equivalents, beginning of year .....................       45,437        35,736        46,089
                                                                      ---------     ---------     ---------
Cash and cash equivalents, end of year ...........................    $  28,513     $  45,437     $  35,736
                                                                      =========     =========     =========

Statement continued on next page.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                  Years ended December 31, 1999, 1998 and 1997

                                                                        1999        1998        1997
                                                                        ----        ----        ----
                                                                              (IN THOUSANDS)

Supplemental disclosures of cash flow information:
     Cash paid during the year for:
          Interest ..............................................     $52,499     $55,191     $52,129
          Income taxes ..........................................      13,619       4,010       7,866
     Cash received during the year for:
          Income taxes ..........................................          --         397          --
Supplemental noncash investing and financing activities:
     Conversion of real estate loans to mortgage-backed
       securities held for sale or investments available for sale      32,153      53,300      24,068
     Transfer of loans to other real estate owned ...............         395         773       2,091



The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Andover Bancorp, Inc. (the "Company") is a Delaware corporation and the holding company of Andover Bank. Andover Bank (the "Bank") is a state-chartered savings bank with its headquarters located in Andover, Massachusetts. The Company provides a variety of loan and deposit services to its customers through 13 locations. The Company is supervised by the Board of Governors of the Federal Reserve System ("FRB") and it is also subject to the jurisdiction of the Massachusetts Board of Bank Incorporation, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of Banks (the "Commissioner"). The Bank's deposits are insured by the FDIC and the Depositors Insurance Fund, Inc. ("DIF").
     Andover Bank NH was a wholly-owned de novo guaranty savings bank chartered in September, 1995 and headquartered in Salem, New Hampshire. The Company merged Andover Bank NH with and into Andover Bank as of close of business on June 30, 1999.
     The accounting and reporting policies of Andover Bancorp, Inc. and subsidiaries conform with generally accepted accounting principles and general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to change relate to the allowance for loan loss and the valuation of mortgage servicing assets. The following is a summary of the more significant accounting policies.

  Principles of Consolidation
     The consolidated financial statements include the accounts of Andover Bancorp, Inc. and its subsidiaries, including its principal subsidiary Andover Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation for comparative purposes. Such reclassifications had no effect on net income. In addition, the Company is reporting its results as one operating segment.

  Mortgage Banking Activities
     Loans held for sale in the secondary market are stated at the lower of aggregate amortized cost or market value. Market value is estimated based on outstanding investor commitments or, in the absence of such commitments, current investor yield requirements. Net unrealized losses, if any, are provided for in a valuation allowance by charges to operations. When loans are sold, a gain or loss is recognized to the extent that the sale proceeds exceed or are less than the carrying amount of the loans. Gains and losses are determined using the specific identification method.
     The Company recognizes a servicing asset based on an allocation of the carrying amount of the assets sold between the underlying asset sold and the servicing obligation or other retained interests using the relative fair value of the assets sold to the interests retained. These capitalized mortgage loan servicing rights are a significant component of the net gains from sales of assets held for sale income category.
     Mortgage loan servicing rights purchased or originated are amortized against mortgage banking income using a method which approximates the level yield method in proportion to, and over the period of, estimated net servicing income. Prepayment experience on each mortgage servicing asset is reviewed periodically, and, when actual prepayments exceed estimated prepayments, the balance of the mortgage servicing asset is adjusted by a charge to the valuation allowance. On a regular basis, the mortgage servicing assets are assessed for impairment based on the fair value of such rights. The fair value is estimated using market prices when available or, alternatively, using a valuation model that calculates the present value of future servicing asset cash flows using discount rates and prepayment assumptions that management believes market participants would use. Any impairment in the fair value of those mortgage servicing assets is recognized by a charge to the valuation allowance. The risk characteristics of the underlying loans used to measure impairment of originated and purchased mortgage loan servicing rights include the loan type, interest rate, loan origination date, term to maturity and geographic location.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

  Investments
     Investments include short-term, available for sale, held to maturity and trading. Debt securities are classified as held to maturity only when there is positive intent and ability to hold them to maturity. Such securities are recorded at amortized cost, adjusted for amortization of premiums and accretion of discounts and adjusted as necessary for estimated prepayments. Trading securities are debt or equity securities held principally for the purpose of selling in the near term. Such securities are recorded at fair value, with unrealized gains and losses recorded in earnings. Investments available for sale are any debt or equity securities not classified as either held to maturity or trading securities. Such investments are recorded at fair value with changes in fair value recorded as a separate component of stockholders' equity, net of the related income tax effect. Originated mortgage loans converted to mortgage-backed securities to be sold are classified as trading. Gains and losses on sales of investment and mortgage-backed securities are recognized using the specific identification method. Premiums and discounts on investment and mortgage-backed securities are amortized or accreted into income by use of the level-yield method. The yields on mortgage-backed securities are affected by prepayments and changes in interest rates. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the security is written down to fair value. The amount of the writedown is included as a charge against gain on sale of securities. Short-term investments with original maturities of 90 days or less are carried at cost, which approximates market value.

  Loans
     Accrual of interest income on loans and amortization of net deferred loan fees are discontinued when loan payments are 90 days or more past due or earlier when concern exists as to the ultimate collection of principal or interest. When loans are placed on nonaccrual status, the interest receivable on the loan is reversed against interest income of the current period. Non-performing loans are not returned to performing status until the obligation is brought current, the loan becomes well-secured and in the process of collection and, in either case, when concern no longer exists as to the ultimate collectibility of principal or interest. Interest received on nonaccruing loans is either applied against principal or reported as income according to management's judgment as to the collectibility of principal.
     Loan origination fees and related direct incremental loan origination costs are deferred and amortized over the life of the related loans as yield adjustments using the level yield method. When loans are sold or paid off, the unamortized fees and costs are recognized to income. Purchased loan discounts and premiums are amortized or accreted into income over the weighted average repricing term of the underlying loans.

Allowance for Loan Losses
     The Bank maintains an allowance for possible losses that are inherent in its loan portfolio. The allowance is increased by provisions charged against earnings or by recoveries of previously charged-off loans. The allowance is decreased as loans are charged-off.
     The allowance is an amount that management believes will be adequate for loan losses based on evaluations of collectibility and prior loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans and current and anticipated economic conditions that may affect the borrower's ability to pay. A substantial portion of the Bank's loans are secured by real estate in Massachusetts and New Hampshire. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in these areas.
     Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

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

  Premises and Equipment
     Premises and equipment are stated at cost less accumulated depreciation. Depreciation or amortization is computed on the straight-line method over the lesser of the estimated useful lives of the assets or over the terms of their respective leases for leasehold improvements. It is the Company's practice to charge the cost of maintenance and repairs to operations when incurred; major expenditures for improvements are capitalized and depreciated.

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1999, 1998 and 1997

  Employee Benefits
     The Company accounts for pension and postretirement benefits on the net periodic cost method for financial reporting purposes. This method recognizes the compensation cost of any employee's benefit over that employee's approximate service period. After evaluating the Company's pension plan in early 1999, the Company elected to terminate the plan. In its stead, the Bank increased the employer contribution to the 401(k) plan and adopted a new replacement defined contribution plan effective January 1, 2000. Due to the termination of the pension plan, the Company recognized curtailment and settlement gains of $1.6 million in 1999.
     The Company continues to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). For companies that elect to continue using APB 25, SFAS 123 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based compensation that is encouraged by SFAS 123. The proforma disclosures include the effects of all awards granted on or after January 1, 1995. See footnote 14 for the expanded disclosures required by SFAS 123.

  Earnings Per Share
     There are two methods of calculating earnings per share: basic and diluted. Basic earnings per share excludes common stock equivalents and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share gives effect to all potential dilutive common shares using the average market price of the Company's common stock for the period plus the weighted average number of common shares outstanding for the equivalent period of time.

     A reconciliation of the common shares outstanding for the three years ended December 31, follows:

                                                                         1999              1998              1997
                                                                         ----              ----              ----
                                                                                      (IN THOUSANDS)

     Average number of common shares outstanding, basic................  6,527             6,482             6,434
     Dilutive impact of stock options..................................    181               215               195
                                                                         -----             -----             -----
     Average number of common shares outstanding, diluted..............  6,708             6,697             6,629

     The numerator in the earnings per common share calculation is net income, as reported, for both the basic and dilutive calculations.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

(2)  ASSETS HELD FOR SALE
     The composition of assets held for sale at December 31 follows:

                                                              1999                                1998
                                                    -------------------------          -------------------------
                                                    AMORTIZED           FAIR           AMORTIZED          FAIR
                                                      COST              VALUE            COST             VALUE
                                                      ----              -----            ----             -----
                                                                           (IN THOUSANDS)

     Loans.......................................... $1,494            $1,494           $11,282          $11,314
                                                     ======            ======           =======          =======

     Proceeds from sales, realized and net unrealized gains and losses on assets held for sale for the years ended December 31, follow:

                                                                        1999              1998              1997
                                                                        ----              ----              ----
                                                                                  (IN THOUSANDS)

     Proceeds from sales..........................................    $33,611           $60,082           $27,732
     Realized gains on sales......................................        454               870               498
     Realized losses on sales.....................................       (408)             (217)             (260)
     Net unrealized gains (losses)................................        (29)               --                26

     Included in the realized gains on sales are the capitalized originated mortgage servicing rights of $439,000, $726,000 and $447,000, respectively, for each of the three years ended December 31, 1999, 1998 and 1997.

(3)  INVESTMENTS
     The amortized cost and approximate fair value of the investment portfolio at December 31 follow:

                                                          1999                                              1998
                                        --------------------------------------------     ------------------------------------------
                                                    GROSS       GROSS                                 GROSS      GROSS
                                        AMORTIZED UNREALIZED  UNREALIZED     FAIR        AMORTIZED  UNREALIZED UNREALIZED    FAIR
                                          COST      GAINS       LOSSES       VALUE         COST       GAINS      LOSSES      VALUE
                                          ----      -----       ------       -----         ----       -----      ------      -----
                                                                                (IN THOUSANDS)
SHORT-TERM INVESTMENTS:
Federal funds sold ...................  $  1,600     $ --      $    --      $  1,600     $ 16,100     $   --      $  --    $ 16,100
                                        ========     ====      =======      ========     ========     ======      =====    ========

INVESTMENTS AVAILABLE FOR SALE:
Common stocks ........................  $  1,240     $ 76      $   (68)     $  1,248     $    537     $   --      $  --    $    537
U.S. government and federal
  agency obligations .................    66,370       43       (1,222)       65,191       61,493      1,063         --      62,556
Other bonds and obligations ..........    87,049       14       (2,727)       84,336       36,994        567         --      37,561
GNMA mortgage-backed securities ......    27,631       35         (285)       27,381       35,909        110       (135)     35,884
FHLMC participation certificates .....    19,292        9         (183)       19,118       26,465        516         --      26,981
FNMA pass-through certificates .......    11,676       10         (253)       11,433        2,538         --        (29)      2,509
Collateralized mortgage obligations...    13,074       --         (411)       12,663           --         --         --          --
                                        --------     ----      -------      --------     --------     ------      -----    --------
                                        $226,332     $187      $(5,149)     $221,370     $163,936     $2,256      $(164)   $166,028
                                        ========     ====      =======      ========     ========     ======      =====    ========
INVESTMENTS HELD TO MATURITY:
U.S. government and federal
  agency obligations .................  $  8,507     $ --      $   (90)     $  8,417     $  8,526     $  141      $  --    $  8,667
Other bonds and obligations ..........     2,514       26           --         2,540        4,545         91         --       4,636
FHLMC participation certificates .....    18,073       89         (236)       17,926       30,207        658         --      30,865
FNMA pass-through certificates .......    24,082       68         (500)       23,650       35,435        632        (19)     36,048
GNMA mortgage-backed securities ......     1,923        6           --         1,929        2,576         74         --       2,650
Collateralized mortgage obligations...     8,268       --         (548)        7,720       19,080         42        (23)     19,099
Other asset-backed securities ........       385       --          (10)          375          551         --         (4)        547
                                        --------     ----      -------      --------     --------     ------      -----    --------
                                        $ 63,752     $189      $(1,384)     $ 62,557     $100,920     $1,638      $ (46)   $102,512
                                        ========     ====      =======      ========     ========     ======      =====    ========

  Total investments ..................  $291,684     $376      $(6,533)     $285,527     $280,956     $3,894      $(210)   $284,640
                                        ========     ====      =======      ========     ========     ======      =====    ========

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

     Proceeds from sales, realized gains and losses on investments available for sale for the years ended December 31, follow:

                                                                        1999               1998             1997
                                                                        ----               ----             ----
                                                                                     (IN THOUSANDS)

     Proceeds from sales...........................................   $28,618            $3,017           $14,658
     Realized gains on sales.......................................         1                17               199
     Realized losses on sales......................................      (386)               --               (41)

     There were no sales of investments held to maturity in 1999, 1998 and 1997.

     The amortized cost and fair value of mortgage-backed and asset-backed securities available for sale and held to maturity at December 31 follow:

                                                   1999                                       1998
                                ----------------------------------------   -----------------------------------------
                                  AVAILABLE FOR SALE    HELD TO MATURITY    AVAILABLE FOR SALE      HELD TO MATURITY
                                  ------------------    ----------------    ------------------      ----------------
                                   AMORTIZED   FAIR     AMORTIZED    FAIR    AMORTIZED   FAIR     AMORTIZED      FAIR
                                     COST     VALUE       COST      VALUE       COST    VALUE       COST        VALUE
                                   ---------  -----     ---------   -----    ---------  -----     ---------     -----
                                                                     (IN THOUSANDS)

Mortgage-backed and asset-backed
  securities.....................  $71,673   $70,595    $52,731    $51,600    $64,912  $65,374    $87,849     $89,209
                                   =======   =======    =======    =======    =======  =======    =======     =======

     The amortized cost and fair value of adjustable rate investments available for sale and held to maturity at December 31 follow:

                                                   1999                                       1998
                                ----------------------------------------   -----------------------------------------
                                  AVAILABLE FOR SALE    HELD TO MATURITY    AVAILABLE FOR SALE      HELD TO MATURITY
                                  ------------------    ----------------    ------------------      ----------------
                                   AMORTIZED   FAIR     AMORTIZED    FAIR    AMORTIZED   FAIR     AMORTIZED      FAIR
                                     COST     VALUE       COST      VALUE       COST    VALUE       COST        VALUE
                                   ---------  -----     ---------   -----    ---------  -----     ---------     -----
                                                                     (IN THOUSANDS)

Mortgage-backed securities........  $9,901    $9,904     $1,652     $1,682    $39,041  $39,010     $2,161      $2,141
                                    ======    ======     ======     ======    =======  =======     ======      ======

     The carrying amounts of callable securities included in investments available for sale and investments held to maturity totaled $45,940,000 and $5,005,000 in 1999 and $30,200,000 and $5,521,000 in 1998, respectively.

     The maturity distribution of debt securities available for sale and held to maturity at December 31 follows:

                                                          1999                                            1998
                                     --------------------------------------------     ----------------------------------------------
                                     AVAILABLE FOR SALE       HELD TO MATURITY        AVAILABLE FOR SALE       HELD TO MATURITY
                                     ------------------       ----------------        ------------------       ----------------
                                     AMORTIZED     FAIR      AMORTIZED     FAIR       AMORTIZED     FAIR      AMORTIZED      FAIR
                                       COST        VALUE       COST        VALUE        COST        VALUE       COST         VALUE
                                     ---------     -----     ---------     -----      ---------     -----     ---------      -----
                                                                     (IN THOUSANDS)

Within 1 year .....................  $ 13,275    $ 13,245    $  4,531    $  4,482     $ 19,670    $ 19,805    $  6,023     $  6,099
1 to 5 years ......................    99,632      98,047      23,045      22,753       75,485      76,961      45,948       46,529
5 to 10 years .....................    78,912      76,214      22,064      21,712       29,931      30,337      31,001       31,604
Over 10 years .....................    33,273      32,616      14,112      13,610       38,313      38,388      17,948       18,280
                                     --------    --------    --------    --------     --------    --------    --------     --------
                                     $225,092    $220,122    $ 63,752    $ 62,557     $163,399    $165,491    $100,920     $102,512
                                     ========    ========    ========    ========     ========    ========    ========     ========

------------------------
Maturities of mortgage-backed securities are based on contractual maturities with scheduled amortization. Actual maturities will differ from contractual maturities due to prepayments.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

     Securities pledged at December 31 follow:

                                                                                    CORPORATE            SECURITIES SOLD
                                                                                    CUSTOMER             UNDER AGREEMENTS
                                                        GOVERNMENT DEPOSITS   REPURCHASE AGREEMENTS       TO REPURCHASE
                                                        -------------------   ---------------------      ----------------
                                                        AMORTIZED    FAIR      AMORTIZED     FAIR       AMORTIZED    FAIR
                                                          COST       VALUE       COST        VALUE        COST       VALUE
                                                        ---------    -----     ---------     -----      ---------    -----
                                                                                   (IN THOUSANDS)
AT DECEMBER 31, 1999
FHLMC participation certificates available for sale     $   500     $   497     $    --     $    --     $    --     $    --
GNMA mortgage-backed securities available for sale           --          --      14,705      14,528          --          --
U.S. government obligations available for sale ....          --          --          --          --      25,119      25,020

AT DECEMBER 31, 1998
FHLMC participation certificates available for sale         500         508          --          --          --          --
GNMA mortgage-backed securities available for sale           --          --      10,746      10,698          --          --
U.S. government obligations available for sale ....          --          --          --          --      10,088      10,087

     Securities available for sale and held to maturity with an amortized cost of $62,347,000 and a fair value of $60,901,000 were collateralized for the discount window at the Federal Reserve Bank at December 31, 1999.

(4) LOANS

     The Company's lending activities are conducted principally in eastern Massachusetts and southern New Hampshire. The Company grants single-family and multi-family residential loans, commercial real estate loans, commercial and lease loans and lease financing and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, commercial real estate properties and for land development. The ability and willingness of the single-family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments are generally dependent on the health of the real estate economic sector in the borrowers' geographic areas and the general economy.

     The composition of loans, shown net of unadvanced funds, loan premiums or discounts and deferred loan origination fees and costs, at December 31 follows:

                                                              1999                  1998
                                                              ----                  ----
                                                                   (IN  THOUSANDS)
     Real estate loans:
          Residential ..........................          $   743,747           $   740,009
          Commercial ...........................              207,364               163,999
          Construction and land ................               63,660                56,568
                                                          -----------           -----------
               Total real estate loans..........            1,014,771               960,576
                                                          -----------           -----------

     Consumer loans:
          Home equity lines of credit..........
            and second mortgages ...............               56,412                55,691
          Other consumer .......................                5,419                 6,160
                                                          -----------           -----------
               Total consumer loans ............               61,831                61,851
                                                          -----------           -----------

     Commercial loans:
          Commercial and lease loans ...........               27,378                18,365
          Lease financing ......................               29,121                 9,973
                                                          -----------           -----------
               Total commercial loans ..........               56,499                28,338
                                                          -----------           -----------

               Total loans .....................            1,133,101             1,050,765
     Allowance for loan losses .................              (11,384)              (10,486)
                                                          -----------           -----------
               Net loans .......................          $ 1,121,717           $ 1,040,279
                                                          ===========           ===========

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

     An analysis of the allowance for loan losses for the years ended December 31, follows:

                                                       1999               1998               1997
                                                       ----               ----               ----
                                                                    (IN THOUSANDS)

Balance at beginning of year .............          $ 10,486           $ 12,521           $ 12,229
Provision (credit) for loan losses........               400             (1,705)               983
Charge-offs ..............................              (748)            (1,500)            (1,804)
Recoveries ...............................             1,246              1,170              1,113
                                                    --------           --------           --------
Balance at end of year ...................          $ 11,384           $ 10,486           $ 12,521
                                                    ========           ========           ========

     The balance of loans on nonaccrual status because of delinquency or other problem characteristics amounted to $2,456,000 and $3,240,000 at December 31, 1999 and 1998, respectively.

     The reduction in interest income for the years ended December 31, associated with nonaccrual loans, follows:

                                                                          1999              1998              1997
                                                                          ----              ----              ----
                                                                                      (IN THOUSANDS)

Interest income in accordance with original loan terms........          $   477           $   803           $ 1,191
Interest income recognized ...................................             (159)             (103)             (130)
Interest income applied as a reduction in loan balance........              (62)             (209)             (359)
                                                                        -------           -------           -------
     Foregone interest income ................................          $   256           $   491           $   702
                                                                        =======           =======           =======

     The components of impaired loans at December 31 follows:

                                                                         1999            1998            1997
                                                                         ----            ----            ----
                                                                                   (IN THOUSANDS)

Total impaired loans .........................................          $2,499          $2,504          $6,356
Impaired loans with reserve ..................................           1,110             809           2,476
Impaired loan reserve ........................................             197              94             280
Impaired loans without reserve ...............................           1,389           1,695           3,880
Impaired loans average balance ...............................           2,103           4,184           7,653
Interest income recognized ...................................              40              73             199
Interest income in accordance with original loan terms........             235             458             738

     The impaired loan reserve represents an allocation from the existing allowance for loan losses.

     A summary of the activity with respect to loans made to directors and officers and their related interests whose total aggregate loan balances exceeded $60,000 during the years ended December 31, follows:

                                                                  1999              1998
                                                                  ----              ----
                                                                      (IN THOUSANDS)

Balance at beginning of year .........................          $ 1,889           $ 1,703
New loans granted ....................................              149             1,140
Retirement/reduction of directors and officers........             (666)             (175)
Repayment of principal ...............................             (344)             (779)
                                                                -------           -------
Balance at end of year ...............................          $ 1,028           $ 1,889
                                                                =======           =======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

     The outstanding balances of loans to directors and principal officers included above totaled $450,000 and $878,000, respectively, at December 31, 1999 and 1998. Loans included above were made in the Bank's ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility.

(5)  MORTGAGE SERVICING ASSETS

     A summary of the components of the mortgage servicing assets, including the valuation allowance, for the years ended December 31, follows:

                                                   MORTGAGE
                                                   SERVICING          VALUATION
                                                    ASSETS            ALLOWANCE            TOTAL
                                                   ---------          ----------           -----
                                                                   (IN THOUSANDS)

Balance as of December 31, 1996 .........          $  8,206           $   (200)          $  8,006

Purchased and capitalized ...............             3,533                 --              3,533
Amortization ............................            (1,754)                --             (1,754)
Provision for valuation allowance........                --               (285)              (285)
Charge-offs .............................               (85)                85                 --
                                                   --------           --------           --------
Balance as of December 31, 1997 .........             9,900               (400)             9,500

Purchased and capitalized ...............             3,292                 --              3,292
Amortization ............................            (2,061)                --             (2,061)
Provision for valuation allowance........                --             (1,465)            (1,465)
Charge-offs .............................            (1,050)               740               (310)
                                                   --------           --------           --------
Balance as of December 31, 1998 .........            10,081             (1,125)             8,956

Purchased and capitalized ...............             3,990                 --              3,990
Amortization ............................            (2,486)                --             (2,486)
Credit for valuation allowance ..........                --                175                175
Charge-offs .............................              (450)               450                 --
                                                   --------           --------           --------
Balance as of December 31, 1999 .........          $ 11,135           $   (500)          $ 10,635
                                                   ========           ========           ========


     At December 31, 1999, 1998 and 1997, mortgage loans partially or wholly owned by others and serviced by the Company amounted to approximately $956,358,000, $894,432,000 and $971,041,000 respectively, and are not reflected in the accompanying consolidated financial statements because they are not assets of the Company. The custodial balances included in the demand deposits totaled $12,689,000 in 1999, $22,627,000 in 1998 and $16,422,000 in 1997.

     During 1999, 1998 and 1997, the Company purchased mortgage servicing rights to $233.2 million, $184.7 million and $228.8 million, respectively, in residential first mortgage loans. These purchased balances are included in the loans serviced for others reflected above. Gains resulting from the capitalization of originated mortgage servicing rights are included in net gains on assets held for sale. Amortization of the mortgage servicing assets and the provisions for the valuation allowance are included as a reduction of mortgage banking income. However, credits for the valuation allowance increase mortgage banking income.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

(6)  PREMISES AND EQUIPMENT

     The composition of premises and equipment at December 31 follows:

                                                      1999               1998
                                                      ----               ----
                                                           (IN THOUSANDS)

Land and buildings ......................          $ 13,124           $ 11,823
Furniture, fixtures and equipment........             4,820              4,261
Leasehold improvements ..................               271                282
Construction in progress ................               509                 23
                                                   --------           --------
                                                     18,724             16,389
Less: accumulated depreciation ..........            (8,061)            (7,134)
                                                   --------           --------
                                                   $ 10,663           $  9,255
                                                   ========           ========

     Rent expense was $283,000, $231,000 and $126,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Rental income on portions of the Company owned and occupied premises totaled $316,000, $322,000 and $319,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

A summary of future minimum rental expense and income under non-cancellable operating leases at December 31, 1999 follows:

                           MINIMUM       MINIMUM
                           RENTAL        RENTAL
                           EXPENSE       INCOME
                           -------       -------
                               (IN THOUSANDS)

2000 .............          $256          $359
2001 .............           226           162
2002 .............           161            62
2003 .............           158            58
2004 .............           112            58
Thereafter........           455            --


(7)  STOCK IN FEDERAL HOME LOAN BANK OF BOSTON

     As a voluntary member of the Federal Home Loan Bank ("FHLB") of Boston, the Bank is required to invest in $100 par value stock of the FHLB of Boston in the amount of 1% of its outstanding home loans or 5% of its outstanding advances from the FHLB of Boston, whichever is higher. As and when such stock is redeemed, the Bank would receive from the FHLB of Boston an amount equal to the par value of the stock. At its discretion, the FHLB of Boston may declare dividends on this stock. Such dividends, which are included in dividend income on equity securities, amounted to $1,093,000, $1,008,000 and $1,020,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

(8)  DEPOSITS

     The composition of deposits at December 31 follows:

                                                             1999                           1998
                                                    -------------------------     -------------------------
                                                                     WEIGHTED                      WEIGHTED
                                                                     AVERAGE                       AVERAGE
                                                     AMOUNT           RATE         AMOUNT           RATE
                                                     ------          --------      ------          -------
                                                                     (DOLLARS IN THOUSANDS)
Non-interest bearing:
     Demand deposit accounts .............          $ 86,871           .--%       $103,029           .--%
Interest bearing:
     NOW accounts ........................            99,040          0.76         102,635          0.79
     Money market deposit accounts........            95,291          2.75          96,332          2.77
     Savings accounts ....................           213,286          3.25         199,304          3.19
     Variable rate certificates ..........             3,434          4.59           4,463          4.31
     Fixed rate certificates .............           470,611          5.05         482,893          5.53
                                                    --------                      --------
          Total deposits .................          $968,533          3.53%       $988,656          3.72%
                                                    ========          ====        ========          ====

     Time certificates in excess of $100,000 at December 31, 1999 and 1998 amounted to $91,351,000 and $87,188,000, respectively.

     A summary of interest expense on deposits for the years ended December 31, follows:

                                                                 1999             1998             1997
                                                                 ----             ----             ----
                                                                           (IN THOUSANDS)

     Now accounts ...................................          $   772          $   806          $   740
     Money market deposit accounts ..................            2,657            2,861            3,381
     Savings accounts ...............................            6,770            6,256            4,060
     Certificates of deposit ........................           24,142           29,214           30,070
                                                               -------          -------          -------
          Total interest expense on deposits.........          $34,341          $39,137          $38,251
                                                               =======          =======          =======

     Interest forfeitures resulting from early withdrawals from certificates of deposit are credited to interest expense on deposits. Interest forfeitures amounted to $118,000, $172,000 and $148,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The average interest rate on time certificates at December 31, 1999, by the earlier of its repricing or period of maturity, follows:

                                                                                                          AVERAGE
                                                                                         AMOUNT            RATE
                                                                                         ------           -------
                                                                                         (DOLLARS IN THOUSANDS)
Maturity/repricing in:
     2000............................................................................   $320,817           4.90%
     2001............................................................................     88,863           5.13
     2002............................................................................     57,795           5.76
     2003............................................................................      3,920           5.25
     2004............................................................................      2,650           5.03
                                                                                        --------
                                                                                        $474,045           5.05%
                                                                                        ========           ====

Included in the table above are variable rate time certificates, the majority of which mature in 2000.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

(9)  OTHER BORROWINGS

     Other borrowings consist of various short-term borrowings that typically have a maturity date of 90 days or less. However, FHLB overnight and federal funds purchased have maturities of one day. In addition, the Bank enters into sales of securities under agreements to repurchase. These agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets and the securities underlying the agreements remain in the asset accounts. The securities underlying the agreements are held by third parties as custodian for the Bank. The Bank has also established overnight corporate customer repurchase agreements whereby collateral is set aside by the Bank's custodian and the rates paid approximate short term deposit or market interest rates (see note 3).

     The composition of other borrowings at December 31 follows:

                                                                           1999             1998            1997
                                                                           ----             ----            ----
                                                                                     (IN THOUSANDS)

   FHLB overnight (see note 10)........................................  $35,000          $    --         $    --
   Federal funds purchased.............................................    3,822               --              --
   Securities sold under agreements to repurchase......................   25,525           10,087           5,100
   Corporate customer repurchase agreements............................    9,315            6,245           5,071
                                                                         -------          -------         -------
                                                                         $73,662          $16,332         $10,171
                                                                         =======          =======         =======

     Information concerning securities sold under agreements to repurchase and corporate customer repurchase agreements for the years ended December 31, follows:

                                                                           1999             1998            1997
                                                                           ----             ----            ----
                                                                                (DOLLARS IN THOUSANDS)

     Outstanding at December 31........................................  $34,840          $16,332        $ 10,171
     Outstanding collateral:
        Amortized cost.................................................   39,824           20,834          14,029
        Fair value.....................................................   39,548           20,785          14,138
     Average balance outstanding during the year.......................   32,131           11,794           9,614
     Maximum outstanding at any month-end..............................   38,852           19,981          21,752
     Weighted average rate at year-end.................................     5.15%            4.65%           5.17%
     Weighted average rate during the year.............................     4.74%            4.90%           5.00%

     The repurchase agreements outstanding at December 31, 1999 and December 31, 1998 matured within 30 days while those outstanding at December 31, 1997 matured within 45 days of year end. The customer repurchase agreements for each of the three years matured the following day.

     As of December 31, 1999, the Bank has established reverse repurchase lines of credit with various lenders totaling $310.0 million. These lines would be subject to the amount of securities available for collateralization purposes. In addition, as part of its contingency plan for short-term liquidity requirements, the Bank had $60.9 million available at the discount window of the Federal Reserve Bank of Boston. At December 31, 1999, there were no borrowings from the Federal Reserve Bank of Boston.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

(10) FEDERAL HOME LOAN BANK ADVANCES
     A summary of Federal Home Loan Bank advances at December 31 follows:

                                                          1999                                    1998
                                         ----------------------------------------        ------------------------
                                                                         WEIGHTED                        WEIGHTED
                                         SCHEDULED     REDEEMED AT       AVERAGE         SCHEDULED       AVERAGE
                                         MATURITY  INITIAL CALL DATE(1)  RATE(2)         MATURITY          RATE
                                         --------  --------------------  -------         --------          ----
                                                                  (DOLLARS IN THOUSANDS)

     Within 1 year.....................  $145,048       $235,048          5.38%          $  81,769         5.52%
     Over 1 year to 2 years............    23,590         48,589          5.45              55,048         5.34
     Over 2 years to 3 years...........    14,609          4,610          5.94               3,590         6.05
     Over 3 years to 5 years...........    20,500         15,500          5.62              45,110         5.80
     Over 5 years......................   101,975          1,975          5.15              81,975         5.21
                                         --------       --------                         ---------
                                         $305,722       $305,722          5.35%          $ 267,492         5.44%
                                         ========       ========          ====           =========         ====

(1) Callable FHLB advances are shown in the respective periods assuming that the callable debt is redeemed at the initial call date while all other advances are shown in the periods corresponding to their scheduled maturity date.
(2)  Weighted average rate based on scheduled maturity dates.

     In accordance with an agreement with the FHLB of Boston, the Bank is required to maintain qualified collateral, as defined by the FHLB, as collateral for its advances. This collateral is primarily composed of the Bank's investment in the FHLB stock and its residential mortgage and investment portfolios not otherwise pledged (see notes 3, 7 and 9). The Bank has the capacity to borrow an additional $254 million in short term or long term advances as well as a $55 million secured line of credit available from the FHLB of Boston as of December 31, 1999.

(11) FEDERAL AND STATE INCOME TAXES

     The current and deferred components of income tax expense (benefit) for the years ended December 31, follow:

                                                                   1999               1998               1997
                                                                   ----               ----               ----
                                                                               (IN THOUSANDS)

     Current income tax expense:
          Federal ....................................          $  9,032           $  8,440           $  7,447
          State ......................................               861                887                843
                                                                --------           --------           --------
                                                                   9,893              9,327              8,290
                                                                --------           --------           --------
     Deferred income tax expense (benefit):
          Federal ....................................               280             (1,107)              (389)
          State ......................................               114                267               (113)
          Change in valuation allowance ..............                --               (328)              (500)
                                                                --------           --------           --------
                                                                     394             (1,168)            (1,002)
                                                                --------           --------           --------

Total income tax expense .............................          $ 10,287           $  8,159           $  7,288
                                                                ========           ========           ========

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

     The causes of the difference between the total expected income tax expense computed by applying the Federal statutory rate to income before income taxes and the reported income tax expense for the years ended December 31, follow:

                                                                               1999                1998                1997
                                                                               ----                ----                ----
                                                                                        (DOLLARS IN THOUSANDS)

Federal income tax expense at statutory rate .....................          $ 10,213            $  8,941            $  7,173
Tax effect of:
     State tax, net of federal benefit before valuation allowance,
        excluding state impact of law change .....................               634                 750                 475
     Adjustment of deferred tax liabilities ......................              (440)             (1,100)                 --
     Change in valuation allowance ...............................                --                (328)               (500)
     Other, net ..................................................              (120)               (104)                140
                                                                            --------            --------            --------
Income tax expense ...............................................          $ 10,287            $  8,159            $  7,288
                                                                            ========            ========            ========

Effective income tax rate ........................................              35.3%               31.9%               35.6%
                                                                            ========            ========            ========

     The existing net deductible temporary differences that give rise to the net deferred income tax asset are expected to reverse in periods in which the Company will generate net taxable income. At December 31, 1999, the net deferred tax asset is supported by recoverable income taxes of approximately $23.0 million. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

The components of the net deferred taxes receivable for the years ended December 31, follow:

                                                                            1999            1998
                                                                            ----            ----
                                                                               (IN THOUSANDS)
     Deferred tax assets:
        Allowance for loan losses ...............................          $4,210          $3,593
        Unrealized losses on investments available for sale .....           1,903              --
        Unrealized losses on writedown of other real estate owned              65             102
        Deferred benefits .......................................             359             854
        Depreciation ............................................             214             135
        Excess mortgage servicing fees ..........................             627             668
        Other ...................................................              42              89
                                                                           ------          ------
           Gross deferred assets ................................           7,420           5,441
                                                                           ------          ------
     Deferred tax liabilities:
        Deferred expenses .......................................           1,624           1,491
        Unrealized gains on investments available for sale ......              --             825
        Equipment leases ........................................             346             165
        Other ...................................................             191              35
                                                                           ------          ------
           Gross deferred liabilities ...........................           2,161           2,516
                                                                           ------          ------
     Net deferred income taxes receivable .......................          $5,259          $2,925
                                                                           ======          ======

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

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

Stock Repurchase Plan
     In October 1998, the Company's Board of Directors approved a common stock repurchase program authorizing the repurchase of 5%, or 324,000 shares, of the Company's common stock outstanding. Purchases may be made on the open market or in private transactions. As of December 31, 1999, no shares had been repurchased.

Retained Earnings
     The Company may not declare or pay cash dividends on its common stock if the effect thereof would cause its net worth to be reduced below regulatory net worth requirements or if such declaration and payment would otherwise violate regulatory requirements.
     The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that as of December 31, 1999, the Bank met all capital adequacy requirements to which they are subject.
     As of December 31, 1999, the most recent notification from the FDIC categorized the Bank as well capitalized under the prompt corrective action provisions. To be categorized as well capitalized, the Bank must maintain total capital risk-based, Tier 1 capital risk-based, and Tier 1 capital leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would cause a change in the Bank's categorization.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

     The Company's and the Bank's as reported capital amounts and ratios in addition to the minimum capital requirements and well capitalized capital requirements at December 31 follow:

                                                                                                                  TO BE WELL
                                                                                  MINIMUMS                    CAPITALIZED UNDER
                                                                                 FOR CAPITAL                  PROMPT CORRECTIVE
                                                 AS REPORTED                      ADEQUACY                    ACTION PROVISIONS
                                          -----------------------          ---------------------           ----------------------
                                                                           (DOLLARS IN THOUSANDS)
                                          AMOUNT            RATIO          AMOUNT          RATIO           AMOUNT           RATIO
                                          ------            -----          ------          -----           ------           -----
AS OF DECEMBER 31, 1999
-----------------------
Risk-based capital ratios:
Total capital
  Andover Bancorp, Inc. ......          $144,706            14.6%        $ 79,386          >8.0%          $ 99,233          >10.0%
  Andover Bank ...............           133,786            13.5           79,312          >8.0             99,140          >10.0
Tier 1 capital
  Andover Bancorp, Inc. ......           133,322            13.4           39,693          >4.0             59,540          >6.0
  Andover Bank ...............           122,402            12.4           39,656          >4.0             59,484          >6.0
Leverage capital ratio:
Tier 1 capital
  Andover Bancorp, Inc. ......           133,322             9.0           59,071          >4.0             73,839          >5.0
  Andover Bank ...............           122,402             8.3           58,849          >4.0             73,561          >5.0

AS OF DECEMBER 31, 1998
-----------------------
Risk-based capital ratios:
Total capital
  Andover Bancorp, Inc. ......          $130,361            15.4%        $ 67,675          >8.0%          $ 84,594          >10.0%
  Andover Bank ...............           111,872            14.3           62,705          >8.0             78,381          >10.0
  Andover Bank NH ............             8,707            14.1            4,953          >8.0              6,191          >10.0
Tier 1 capital
  Andover Bancorp, Inc. ......           119,875            14.2           33,837          >4.0             50,756          >6.0
  Andover Bank ...............           102,074            13.0           31,352          >4.0             47,029          >6.0
  Andover Bank NH ............             8,234            13.3            2,476          >4.0              3,714          >6.0
Leverage capital ratio:
Tier 1 capital
  Andover Bancorp, Inc. ......           119,875             8.7           54,997          >4.0             68,746          >5.0
  Andover Bank ...............           102,074             7.9           51,695          >4.0             64,619          >5.0
  Andover Bank NH ............             8,234             9.0            3,659          >4.0              4,574          >5.0

(13) OTHER INCOME
     Components of other income for the years ended December 31, follow:

                                                                             1999         1998           1997
                                                                             ----         ----           ----
                                                                                     (IN THOUSANDS)

     Deposit account service charges and other fees.......................  $2,455       $2,289         $2,007
     Loan late charges and other fees.....................................     502          703            407
     Rental income........................................................     316          322            319
     Other................................................................     432          577            559
                                                                            ------       ------         ------
                                                                            $3,705       $3,891         $3,292
                                                                            ======       ======         ======

(14) EMPLOYEE BENEFITS
     Pension Plan and Postretirement Benefits Other Than Pensions
     The Company sponsors a non-contributory defined benefit pension plan that covers all employees who meet specified age and employment requirements. The plan provides for benefits to be paid to eligible employees at retirement based primarily upon their years of service with the Company and compensation levels near retirement. In addition, the Bank provides health care and life insurance benefits for certain eligible retired employees.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

     In 1999, the Company elected to terminate the defined benefit pension plan and distribute the excess of the assets over the current obligation to the employees on a proportionate basis. The expense incurred for the pension plan until its curtailment was $104,000 and the curtailment and settlement gains recognized by the Bank totaled $1.6 million in 1999.

     The funding status and other components of the pension plan and the postretirement benefits plan for the years ended October 31, and December 31, respectively, follow:

                                                        PENSION PLAN                             OTHER BENEFITS PLAN
                                                 -------------------------           -------------------------------------------
                                                   1998              1997              1999              1998             1997
                                                   ----              ----              ----              ----             ----
                                                                                 (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year          $ 5,946           $ 4,992           $   360           $   333           $   248
Service cost ..........................              702               564                --                --                --
Interest cost .........................              418               364                25                21                22
Actuarial loss (gain) .................              536               256                14                42                97
Benefits paid .........................             (242)             (230)              (38)              (36)              (34)
                                                 -------           -------           -------           -------           -------
Benefit obligation at end of year .....          $ 7,360           $ 5,946           $   361           $   360           $   333
                                                 =======           =======           =======           =======           =======

CHANGE IN PLAN ASSETS
Fair value at beginning of year .......          $ 5,194           $ 4,269           $    --           $    --           $    --
Actual return on plan assets ..........              426               777                --                --                --
Company contribution ..................              482               378                --                --                --
Benefits paid .........................             (242)             (230)               --                --                --
                                                 -------           -------           -------           -------           -------
Fair value at end of year .............          $ 5,860           $ 5,194           $    --           $    --           $    --
                                                 =======           =======           =======           =======           =======

RECONCILIATION OF THE FUNDING STATUS
Transition assets .....................          $   168           $   182           $    --           $    --           $    --
Deferred gain (loss) ..................             (149)              426                32                 7                13
Prepaid (accrued) expense .............           (1,519)           (1,360)             (393)             (367)             (346)
                                                 -------           -------           -------           -------           -------
Funded status .........................          $(1,500)          $  (752)          $  (361)          $  (360)          $  (333)
                                                 =======           =======           =======           =======           =======

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost ..........................          $   702           $   564           $    --           $    --           $    --
Interest cost .........................              418               364                25                21                22
Expected return on plan assets ........             (467)             (384)               --                --                --
Transition obligation .................              (14)              (14)               --                --                --
Actuarial loss (gain) .................                2                (4)               --                --                (1)
                                                 -------           -------           -------           -------           -------
Net periodic benefit cost .............          $   641           $   526           $    25           $    21           $    21
                                                 =======           =======           =======           =======           =======

Assumptions used to develop the net periodic benefit obligation follow:

                                                                      PENSION PLAN                     OTHER BENEFITS PLAN
                                                                   --------------------          -----------------------------------
                                                                   1998           1997           1999           1998           1997
                                                                   ----           ----           ----           ----           ----

     Discount rate ..............................................  6.50%          7.00%          7.00%          6.00%          7.00%
     Rate of increase in compensation levels ....................  4.75%          4.75%            --             --             --

Assumptions used to develop the net periodic benefit cost follow:

     Discount rate ..............................................  6.50%          7.00%          7.00%          6.00%          7.00%
     Rate of increase in compensation levels ....................  4.75%          4.75%            --             --             --
     Expected long-term rate of return on assets ................  9.00%          9.00%            --             --             --

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

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

     A summary of stock option activity for the years ended December 31, follows:

                                                 1999                      1998                      1997
                                        -----------------------     ---------------------     ---------------------
                                                      WTD. AVG.                 WTD. AVG.                 WTD. AVG.
                                                      EXERCISE                  EXERCISE                  EXERCISE
                                        SHARES         PRICE        SHARES       PRICE        SHARES       PRICE
                                        ------         -----        ------       -----        ------       -----
Outstanding at beginning of year....... 512,599        $17.91       505,388      $14.92       488,370      $12.59
     Granted...........................  68,050         28.21        69,575       34.50        59,750       30.50
     Exercised......................... (14,060)        10.66       (60,114)      11.64       (42,732)      10.05
     Forfeited.........................    (500)        28.00        (2,250)      27.67            --          --
                                        -------                     -------                   -------
Outstanding at end of year............. 566,089        $19.32       512,599      $17.91       505,388      $14.92
                                        -------                     =======                   =======
Exercisable at end of year............. 560,089        $19.36       495,098      $18.00       475,637      $14.89
                                        =======                     =======                   =======
Shares reserved for future grants...... 102,531                     170,081                   237,406
                                        =======                     =======                   =======

     A summary of options outstanding and exercisable by price range as of December 31 follows:

                                   OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
------------------------------------------------------------------------------      -------------------------------
                              OUTSTANDING        WTD. AVG.                          EXERCISABLE
       RANGE OF                  AS OF           REMAINING         WTD. AVG.            AS OF          WTD. AVG.
    EXERCISE PRICES            12/31/99       CONTRACTUAL LIFE  EXERCISE PRICE        12/31/99       EXERCISE PRICE
    ---------------            --------       ----------------  --------------        --------       --------------
  $ 2.1667 -$ 6.7500..........  37,647              2.7            $  5.53             37,647           $  5.53
  $ 6.7600 -$11.7500..........  69,642              4.5              10.02             69,642             10.02
  $11.7600 -$14.2500.......... 149,850              5.2              14.00            149,850             14.00
  $14.2600 -$22.0000.......... 123,700              6.4              16.77            117,700             16.86
  $28.0000 -$34.8000.......... 185,250              9.0              31.62            185,250             31.62
                               -------                                                -------
                               566,089              6.4             $19.32            560,089            $19.36
                               =======              ===             ======            =======            ======

     The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                 1999                    1998              1997
                                                                 ----                    ----              ----
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Net income as reported.................................   $18,885                 $17,386           $13,206
     Pro forma net income...................................    18,393                  16,807            12,803
     Basic earnings per share as reported...................      2.89                    2.68             2.05
     Basic pro forma earnings per share.....................      2.82                    2.59             1.99
     Diluted earnings per share as reported.................      2.82                    2.60             1.99
     Diluted pro forma earnings per share...................      2.74                    2.51             1.93

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

     The per share weighted average fair value of stock options granted during 1999, 1998 and 1997 was $8.32, $10.07, and $8.28, respectively, on the date of grant. These fair values were determined using the Black Scholes option pricing model with the following weighted average assumptions:

                                                                      1999               1998                1997
                                                                      ----               ----                ----

     Expected dividend yield.......................................   3.50%              2.75%               3.00%
     Risk-free interest rate.......................................   6.56               4.87                5.84
     Expected volatility...........................................  30.00              30.00               25.00
     Expected life (years).........................................   6.50               6.70                7.00

     Employee Stock Ownership Plan
     The Company maintains an Employee Stock Ownership Plan (the "ESOP") that covers all employees who meet specified age and length of service requirements. Contributions are made for the purchase of additional shares of Company stock and accordingly, a charge to salaries and employee benefits expense is recorded. In 1999, 11,566 shares of common stock were purchased in the open market at an average price of $30.63 per share, which when combined with forfeited shares are allocated to participants proportionately to their gross wages. In 1998 and 1997, 11,552 and 15,316 shares were purchased at an average price of $32.32 and $24.45 per share, respectively. Contributions by the Bank to the ESOP for participants for the years ended December 31, 1999, October 31, 1998 and 1997 were $355,000, $375,000 and $385,000, respectively.

     Thrift Incentive Plan
     The Company has an employee tax deferred thrift incentive plan (the "401(k)") under which individual employee contributions to the plan are matched within certain limitations by the Bank. All employees who meet specified age and length of service requirements are eligible to participate in the 401(k) plan. The amounts matched by the Bank are included in salaries and employee benefits expense. The amounts matched for the years ended December 31, 1999, 1998 and 1997 were $91,000, $94,000 and $71,000, respectively.

     Officers Incentive Compensation Plan
     The Incentive Compensation Plan provides for the payment of bonuses to officers under certain circumstances based upon the Company's pre-tax earnings adjusted for gains or losses from sales of assets, targeted returns on assets and the individual's accomplishment of established goals and objectives. Amounts are to be allocated to participants as determined by the Company's Compensation and Option Committee based on the recommendation of the President and subject to approval by its Board of Directors.
     In 1999, 1998 and 1997 $620,000, $490,000 and $318,000, respectively, was charged to salaries and employee benefits expense under this plan.

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

Deferred Compensation Plan
     The Company has adopted a deferred compensation plan for its directors whereby a non-employee director can elect to defer earned fees to future years with benefits commencing at retirement. In 1996, this unfunded plan was amended to allow the directors to change their deferred compensation account to equivalent stock units in the Company's common stock, permit distribution upon retirement to be paid in shares of common stock, or to choose to receive interest credits based on an equivalent rate on a term certificate of deposit. The amended deferred compensation plan reserved 75,000 shares of common stock, approximately 50,000 shares remain unallocated. The deferred compensation attributed to the directors for the years ended December 31, 1999, 1998 and 1997 totaled $159,000, $108,000 and $89,000, respectively. In 1999, 5,553 equivalent stock units were allocated at an average price of $30.81. In 1998 and 1997, 3,295 and 4,277 equivalent stock units were allocated at an average price of $32.79 and $23.93 per stock unit, respectively.

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

     Financial instruments actively traded in a secondary market have been valued at December 31 using quoted available market prices follow:

                                                                1999                                 1998
                                                       -------------------------            ------------------------
                                                       CARRYING                             CARRYING
                                                        AMOUNT        FAIR VALUE             AMOUNT       FAIR VALUE
                                                        ------        ----------             ------       ----------
                                                                               (IN THOUSANDS)

     Assets held for sale...........................   $  1,494        $  1,494             $ 11,282      $ 11,314
     Investments available for sale.................    221,370         221,370              166,028       166,028
     Investments held to maturity...................     63,752          62,557              100,920       102,512

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

     The fair values at December 31 of financial instruments with stated maturities have been estimated by discounting cash flows with a discount rate approximately equal to the current market rate for similar instruments follow:

                                                             1999                                 1998
                                                   --------------------------           ------------------------
                                                    CARRYING                             CARRYING
                                                     AMOUNT        FAIR VALUE             AMOUNT      FAIR VALUE
                                                    --------       ----------            --------     ----------
                                                                            (IN THOUSANDS)

     Loans receivable, net......................   $1,121,717      $1,099,568           $1,040,279    $1,059,566
     Mortgage servicing assets..................       10,635          11,917                8,956        10,036
     Fixed rate certificates....................      470,611         470,652              482,893       487,410
     Federal Home Loan Bank advances............      305,722         305,327              267,492       277,184

     The fair values at December 31 of financial instruments with no maturity or short-term maturities that approximate their carrying amounts are as follows:

                                                             1999                                 1998
                                                   --------------------------           ------------------------
                                                    CARRYING                             CARRYING
                                                     AMOUNT        FAIR VALUE             AMOUNT      FAIR VALUE
                                                    --------       ----------            --------     ----------
                                                                            (IN THOUSANDS)

     Cash and due from banks....................... $ 26,913        $ 26,913             $ 29,337      $ 29,337
     Short-term investments........................    1,600           1,600               16,100        16,100
     Accrued interest receivable...................    8,236           8,236                7,432         7,432
     Stock in FHLB.................................   17,737          17,737               15,747        15,747
     Demand deposit accounts.......................   86,871          86,871              103,029       103,029
     NOW accounts..................................   99,040          99,040              102,635       102,635
     Savings accounts..............................  213,286         213,286              199,304       199,304
     Money market deposit accounts.................   95,291          95,291               96,332        96,332
     Variable rate certificates....................    3,434           3,434                4,463         4,463
     Other borrowings..............................   73,662          73,662               16,332        16,332
     Mortgagors' escrow  accounts..................    3,412           3,412                2,819         2,819

     The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate fair value. The fair values for investments available for sale and held to maturity are based on quoted bid prices received from securities dealers or third party pricing services. Commitments to originate loans and forward commitments to sell loans have been considered in the value of assets held for sale. Loans are estimated by discounting contractual cash flows adjusted for prepayment estimates and using discount rates approximately equal to current market rates on loans with similar characteristics and maturities. The incremental credit risk for non-performing loans has been considered in the determination of the fair value of loans. Excess servicing is based on the present value of the estimated cash flows using a current risk rate and taking into consideration estimated prepayments. Fixed rate certificates and Federal Home Loan Bank advances are based on the discounted value of contractual cash flows. The discount rates used are representative of approximate rates currently offered on instruments with similar remaining maturities. The fair values for cash and short-term investments approximate their carrying amounts because of the short maturity of these instruments. The fair values of accrued interest receivable, variable rate certificates, securities sold under agreements to repurchase and mortgagors' escrow accounts approximate their carrying amounts because of the short-term nature of these financial instruments. The fair value of stock in the Federal Home Loan Bank of Boston equals its carrying amount as reported in the balance sheet because this stock is redeemable only at full par by the FHLB. The fair values of demand deposit accounts, NOW accounts, regular savings accounts and money market accounts are equal to their respective carrying amounts since they are equal to the amounts payable on demand at the reporting date. The majority of the Company's commitments for unused lines and outstanding standby letters of credit and unadvanced portions of loans are at floating rates and, therefore, there is no fair value adjustment.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

(16) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
     The following are the condensed financial statements for Andover Bancorp, Inc., referred to as the "Parent Company" for purposes of this Note only, as of December 31 follow:

BALANCE SHEETS

                                                                          1999              1998
                                                                          ----              ----
                                                                            (IN THOUSANDS)
ASSETS
Cash and interest-bearing deposits in subsidiaries ...........          $ 10,041          $  9,348
Investments available for sale, at market ....................               996               361
Investment in subsidiaries, at equity ........................           119,269           111,573
Other assets .................................................                91                16
                                                                        --------          --------
          Total assets .......................................          $130,397          $121,298
                                                                        ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Accrued income taxes ....................................          $      2          $      2
     Accrued expenses ........................................               132               154
                                                                        --------          --------
          Total liabilities ..................................               134               156
                                                                        --------          --------
Total stockholders' equity ...................................           130,263           121,142
                                                                        --------          --------
          Total liabilities and stockholders' equity..........          $130,397          $121,298
                                                                        ========          ========


STATEMENTS OF OPERATIONS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                         -----------------------------------------
                                                                           1999             1998             1997
                                                                           ----             ----             ----
                                                                                      (IN THOUSANDS)

     Dividends from bank subsidiaries .........................          $ 7,000          $ 9,500          $ 7,000
     Interest income from deposits in subsidiaries ............              323              166               94
     Dividends on equity securities ...........................               15                7               --
                                                                         -------          -------          -------
          Total operating income ..............................            7,338            9,673            7,094
     Non-interest expenses ....................................              374              402              334
                                                                         -------          -------          -------
     Income before income tax expense and
        equity in net income of subsidiaries ..................            6,964            9,271            6,760
     Income tax expense .......................................               33               48               21
                                                                         -------          -------          -------
     Income before equity in net income of subsidiaries........            6,931            9,223            6,739
     Equity in net income of subsidiaries .....................           11,954            8,163            6,467
                                                                         -------          -------          -------
     Net income ...............................................          $18,885          $17,386          $13,206
                                                                         =======          =======          =======

     The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED DECEMBER 31,
                                                                     ----------------------------------------------
                                                                        1999              1998                1997
                                                                        ----              ----                ----
                                                                                    (IN THOUSANDS)

Cash flows from operating activities:
     Net income ...........................................          $ 18,885           $ 17,386           $ 13,206
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Equity in undistributed net income of subsidiaries....           (11,954)            (8,163)            (6,467)
     (Increase) decrease in other assets ..................               (75)               163               (177)
     Increase (decrease) in other liabilities .............               (22)                 3                  5
                                                                     --------           --------           --------
          Net cash provided by operating activities .......             6,834              9,389              6,567
                                                                     --------           --------           --------
Cash flows from investing activities:
     Purchases of investments available for sale ..........              (703)              (191)              (170)
     Investments in subsidiary ............................                --                 --             (3,000)
                                                                     --------           --------           --------
          Net cash used by investing activities ...........              (703)              (191)            (3,170)
                                                                     --------           --------           --------
Cash flows from financing activities:
     Stock options exercised ..............................               239              1,023                700
     Dividends paid to stockholders .......................            (5,677)            (4,484)            (3,501)
                                                                     --------           --------           --------
          Net cash used by financing activities ...........            (5,438)            (3,461)            (2,801)
                                                                     --------           --------           --------
Net increase in cash and interest-bearing
   deposit in subsidiaries ................................               693              5,737                596
Cash and interest-bearing deposits in subsidiaries at
   beginning of year ......................................             9,348              3,611              3,015
                                                                     --------           --------           --------
Cash and interest bearing deposits in subsidiaries at
   end of year ............................................          $ 10,041           $  9,348           $  3,611
                                                                     ========           ========           ========

Supplemental cash flow information:
   Cash paid during the year for:
          Income taxes ....................................          $     33           $     48           $     21

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

Financial instruments with off-balance sheet credit risk at December 31 follow:

                                                                                            CONTRACT OR
                                                                                          NOTIONAL AMOUNT
                                                                                          ---------------
                                                                                   1999                     1998
                                                                                   ----                     ----
                                                                                          (IN THOUSANDS)

     Commitments to originate loans:
       Fixed rate loans........................................................  $12,574                  $23,326
       Adjustable rate loans...................................................   41,120                   18,164
                                                                                 -------                  -------
          Total commitments to originate loans.................................   53,694                   41,490
       Unadvanced lines of home equity and reserve lines of credit.............   79,382                   76,343
       Unadvanced lines on commercial loans....................................   22,369                   15,354
       Unadvanced portions of construction and land loans......................   26,510                   28,602
       Standby letters of credit...............................................    3,226                    2,860
       Loans sold with recourse................................................    1,170                    1,892
       Forward commitments to sell loans and mortgage-backed securities........    1,000                   10,000

     Commitments to originate loans, unused lines of credit, and unadvanced portions of loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, equipment and real estate. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
     The Company has retained credit risk on certain residential mortgage loans sold with recourse prior to June, 1990. Accordingly, the Company has retained the risk of loss resulting from any foreclosures on such loans.
     Forward commitments to sell loans or mortgage-backed securities are contracts which the Company enters into for the purpose of reducing the interest rate risk associated with originating loans for sale. In order to fulfill a forward commitment, the Company typically exchanges its current production of loans for mortgage-backed securities through FNMA or FHLMC which are then delivered to a national securities firm at a future date at prices or yields specified by the contracts. Risks may arise from the possible inability of the Company to originate loans to fulfill these contracts, in which case the Company would normally purchase securities in the open market to deliver against the contract. Unrealized gains and losses on contracts used for the Company's closed loans and pipeline of loans expected to close are considered in adjusting carrying values of the loans held for sale to the lower of cost or market.
     As a nonmember of the Federal Reserve System, the Company is required to maintain certain reserve requirements or vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in "Cash and due from banks", was $992,000 and $1,141,000 at December 31, 1999 and 1998, respectively.
     A number of legal claims against the Company arising in the normal course of business were outstanding at December 31, 1999. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on the Company's financial position.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

(18) SUBSEQUENT EVENT (UNAUDITED)

     On January 26, 2000, the Company entered into a definitive agreement to acquire GBT Bancorp ("GBT") and its wholly-owned subsidiary, Gloucester Bank and Trust Company, a Massachusetts-chartered trust company with two banking offices in Gloucester, Massachusetts. This agreement is subject to a number of conditions, including regulatory approval. Under the terms of the agreement, Gloucester Bank and Trust Company will continue to operate under its own name as a subsidiary of Andover Bancorp, Inc.
     At December 31, 1999, GBT had $130.9 million in assets, primarily commercial real estate loans and investment securities, and deposits of $103.5 million. The acquisition will be accounted for as a purchase and had a total value of approximately $16.2 million on the date announced. The estimated portion of goodwill attributed to this transaction is approximately $9.2 million.

     The following presentation reflects the key line items on a historical basis, as reported, for GBT and Andover, and on a proforma combined basis assuming the merger was in effect for the year ended December 31, 1999:

                                                                      AS REPORTED
                                                   AS REPORTED          ANDOVER          PRO FORMA
                                                       GBT           BANCORP, INC.       COMBINED
                                                   -----------       -------------       ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)

Total assets.......................................  $130,914         $1,491,054        $1,623,035
Total deposits.....................................   103,536            968,533         1,072,321
Total stockholders' equity.........................     8,422            130,263           138,375
Net income.........................................       724             18,885            18,774
Basic earnings per share...........................      0.91               2.89              2.75
Diluted earnings per share.........................      0.91               2.82              2.68
Book value per share...............................     11.50              20.40             20.80

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998 and 1997

(19) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
     Quarterly earnings per share is calculated by dividing quarterly net income by the average shares outstanding each quarter. Therefore, the sum of the quarters may not equal the net earnings per common share for the year. A discussion of the difference between basic and diluted earnings per share is presented in footnote 1.
     Summaries of consolidated operating results on a quarterly basis for the years ended December 31, follow:

                                                                                      1999 QUARTERS
                                                         --------------------------------------------------------------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                           FIRST                SECOND              THIRD                FOURTH
                                                           -----                ------              -----                ------

Interest and dividend income ..................          $ 24,262              $ 24,574           $ 25,351              $ 25,823
Interest expense ..............................            12,828                12,816             13,496                13,561
                                                         --------              --------           --------              --------
Net interest and dividend income ..............            11,434                11,758             11,855                12,262
Provision for loan losses .....................                --                    --                 --                   400
Gains (losses) on real estate operations.......               (14)                  (20)               (18)                   47
Non-interest income ...........................             1,213                 1,182                644(b)              1,206
Non-interest expense ..........................             5,221(a)              5,444              5,719                 5,593(a)
                                                         --------              --------           --------              --------
Income before income tax expense ..............             7,412                 7,476              6,762                 7,522
Income tax expense ............................             2,620                 2,727              2,240                 2,700
                                                         --------              --------           --------              --------
Net income ....................................          $  4,792              $  4,749           $  4,522              $  4,822
                                                         ========              ========           ========              ========

Basic earnings per common share ...............          $   0.73              $   0.73           $   0.69              $   0.74
                                                         ========              ========           ========              ========

Diluted earnings per common share .............          $   0.71              $   0.71           $   0.67              $   0.72
                                                         ========              ========           ========              ========

Dividends declared per share ..................          $   0.21              $   0.21           $   0.21              $   0.24
                                                         ========              ========           ========              ========


                                                                                      1998 QUARTERS
                                                         --------------------------------------------------------------------------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                           FIRST             SECOND                THIRD                FOURTH
                                                           -----             ------                -----                ------

Interest and dividend income ..................          $ 24,147           $ 24,487              $ 24,430             $ 24,182
Interest expense ..............................            13,827             14,133                13,917               13,138
                                                         --------           --------              --------             --------
Net interest and dividend income ..............            10,320             10,354                10,513               11,044
Provision (credit) for loan losses ............                45             (2,250)(c)               400                  100
Gains(losses) on real estate operations........               (76)               100                    13                  (23)
Non-interest income ...........................             1,109              1,319                   850                  894
Non-interest expense ..........................             5,680              5,703                 5,625                5,569
                                                         --------           --------              --------             --------
Income before income tax expense ..............             5,628              8,320                 5,351                6,246
Income tax expense ............................             1,926              3,070                   878(d)             2,285
                                                         --------           --------              --------             --------
Net income ....................................          $  3,702           $  5,250              $  4,473             $  3,961
                                                         ========           ========              ========             ========

Basic earnings per common share ...............          $   0.57           $   0.81              $   0.69             $   0.61
                                                         ========           ========              ========             ========

Diluted earnings per common share .............          $   0.55           $   0.78              $   0.67             $   0.59
                                                         ========           ========              ========             ========

Dividends declared per share ..................          $   0.15           $   0.18              $   0.18             $   0.18
                                                         ========           ========              ========             ========


(a) Includes a pre-tax gain of $1.1 million and $500,000 in the first and fourth quarters of 1999, respectively, due to the curtailment and settlement of the defined benefit plan.
(b)  Includes losses on sales of investment available for sale of $385,000.
(c) Includes a credit for loan losses due to significant improvement in non-performing assets and loan delinquencies.
(d) Includes a tax benefit of $1.1 million due to the favorable resolution of several tax issues.

                                    FORM 10-K
                              CROSS REFERENCE INDEX
                                     PART 1

Item 1            Business...............................................................................      3

Item 2            Properties.............................................................................     10

Item 3            Legal Proceedings......................................................................     11

Item 4            Submission of Matters to a Vote of Security Holders....................................     11

                                                 PART II

Item 5            Market for Registrant's Common Equity and Related Stockholder Matters.................      11

Item 6            Selected Consolidated Financial Data..................................................      12

Item 7            Management's Discussion and Analysis of Financial Condition and
                  Results of Operations.................................................................      13

Item 7A           Quantitative and Qualitative Disclosures About Market Risk............................      30

Item 8            Financial Statements and Supplementary Data......................................... (See Item
                                                                                                       14 below)

Item 9            Changes in and Disagreements with Accountants on Accounting and
                  Financial Disclosure........................................................... Non-Applicable

                                    PART III

The information called for by Part III (Items 10 through 13) is incorporated herein by reference from Andover's Definitive Notice of Annual Meeting and Proxy Statement for the 2000 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

                                     PART IV

Item 14           Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1)            Financial Statements-
                     Independent Auditors' Report.......................................................      37

                     Consolidated Balance Sheets as of December 31, 1999 and 1998.......................      38

                     Consolidated Statements of Operations for each of the years ended
                     December 31, 1999, 1998 and 1997...................................................      39

                     Consolidated Statements of Changes in Stockholders' Equity
                     for each of the years ended December 31, 1999, 1998 and 1997.......................      40

                     Consolidated Statements of Cash Flows for each of the years ended
                     December 31, 1999, 1998 and 1997..................................................... 41-42

                     Notes to Consolidated Financial Statements........................................... 43-68

(2) All financial statement schedules are omitted because they are not applicable, the data is not significant, or the required information is shown elsewhere in this report.

(b) Reports on Form 8-K. There were no reports filed on Form 8-K during the three months ended December 31, 1999. However, there were two current reports on Form 8-K filed subsequent to December 31, 1999; one filed on February 9, 2000 and another filed on March 1, 2000.

(c)            List of Exhibits

               Exhibits to the Form 10-K have been included only with the copies of the Form 10-K filed with the SEC. Upon request to Shareholder Relations, Andover Bancorp, Inc., 61 Main Street, Andover, Massachusetts 01810, copies of the individual exhibits will be furnished upon payment of a reasonable fee.

EXHIBIT NO.    DESCRIPTION OF EXHIBITS

2.1            Agreement and Plan of Merger by and between Andover Bancorp, Inc.
               and GBT Bancorp, dated January 26, 2000 (incorporated herein by reference to Exhibit 2.1 to Andover's Current Report on Form 8-K filed February 9, 2000).

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

10.1           Employment Agreement between Andover, Andover Bank and Gerald T.
               Mulligan, dated May 16, 1991.

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

10.7 Andover Savings Bank Employees' Stock Ownership Plan and Trust Agreement and Amendment No. 1.

10.8 Andover Bancorp, Inc. Stock Option Plan dated May 8, 1986, as amended May 22, 1986, January 29, 1987, and November 2, 1987.

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

10.13 Stock Option Agreement, dated January 26, 2000, by and between Andover Bancorp, Inc. and GBT Bancorp (incorporated herein by reference to Exhibit 10.1 to Andover's Current Report on Form 8-K filed February 9, 2000).

11 The computation of per share earnings can be readily determined from the material contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

12             As the Company does not have any debt securities registered under
               Section 12 of the Securities Act of 1933, no ratio of earnings to fixed charges appears in this Annual Report on Form 10-K.

13 Andover Bancorp, Inc. 1999 Annual Report, which, except for those portions expressly incorporated herein by reference, is furnished only for the information of the Securities and Exchange Commission and is not deemed to be filed.

21 The Company's sole subsidiary is Andover Bank, a Massachusetts savings bank in stock form, which is included in the Consolidated Financial Statements filed in the Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

23.1           Consent of KPMG LLP.

                                      NOTES

SHAREHOLDER INFORMATION



TRANSFER AGENT AND REGISTRAR - EQUISERVE LP
Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, distribution of our dividends and the IRS Form 1099-DIV and administration of our dividend reinvestment and stock purchase program. Your requests as shareholders concerning these matters, are most efficiently answered by corresponding directly with EquiServe LP at the following address:

EquiServe Limited Partnership
c/o Shareholder Services Department
PO Box 8040
Boston, MA 02266-8040
800-730-4001
equiserve.com

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN/GENERAL INFORMATION
Shareholders may obtain a brochure containing a detailed description of the Plan or other general shareholder information by corresponding directly with Andover Bancorp, Inc. at the following address:

Andover Bancorp, Inc., Shareholder Relations
PO Box 2005
Andover, MA 01810
978-749-2216
andoverbank.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
KPMG LLP
99 High Street
Boston, MA 02110

FORM 10-K
An additional copy of Andover's 1999 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934 may be obtained without charge by contacting:

Andover Bancorp, Inc., Shareholder Relations
PO Box 2005
Andover, MA 01810
978-749-2216
andoverbank.com

FDIC COMPLIANCE

A copy of this report is being made available to the public on request as required by the Federal Deposit Insurance Corporation ("FDIC"). The contents of this report have not been reviewed or confirmed for accuracy or relevance by the FDIC. A copy of Management's Report on the effectiveness of the Company's internal control over financial reporting, and the Independent Accountant's Report of KPMG LLP thereon, may be obtained without charge by contacting:

Andover Bancorp, Inc., Shareholder Relations
PO Box 2005
Andover, MA 01810
978-749-2216
andoverbank.com

ANNUAL MEETING
The Annual Meeting of the Shareholders of Andover Bancorp, Inc. will be held at 10 a.m. on April 27, 2000 at the Andover Town House, 20 Main Street, Andover, Massachusetts.



ANDOVER BANCORP, INC.
DIRECTORS*

Thomas F. Caffrey

Paul J. Donahue, Sr.

Clifford E. Elias

John E. Fenton, Jr.

Naomi A. Gardner

Frank D. Goldstein

Cornelius J. McCarthy

Gerald T. Mulligan

Irving E. Rogers, III

Robert J. Scribner

Fred P. Shaheen

*Also Directors of Andover Bank


EXECUTIVE OFFICERS

Gerald T. Mulligan
President and CEO

Joseph F. Casey
CFO and Treasurer

Octavio C. Bolivar
Senior Vice President

Barbara J. Conti
Senior Vice President

Michael J. Ecker
Senior Vice President

John R. Heerwagen
Senior Vice President

Raymond P. Smith
Senior Vice President

Gerald C. Woodworth, Jr.
Senior Vice President


STOCK LISTING

 ANDB     Andover's Common Stock trades on the NASDAQ Stock Market(R)
------    under the symbol "ANDB."
NASDAQ

ANDOVER BANCORP, INC.

ANDOVER BANK
Member FDIC/DIF

MAIN OFFICE:
61 Main Street
Andover, MA 01810

BRANCH OFFICES:
159 River Road
Andover, MA 01810

450 Essex Street
Lawrence, MA 01840

305 South Broadway
Lawrence, MA 08143

547 Broadway
Methuen, MA 01844

228 Haverhill Street
Methuen, MA 01844

91 Pleasant Valley Street
Methuen, MA 01844

108 Main Street
North Andover, MA 01845

995 Main Street
Tewksbury, MA 01876

2345 Main Street
Tewksbury, MA 01876

130 Main Street
Salem, NH 03079

62 Nashua Road
Londonderry, NH 03053


ANDOVER CAPITAL GROUP, INC.
238 Littleton Road
Westford, MA 01886


TELEPHONE SALES & SERVICE CENTER

1   800  2CALL   AB
andoverbank.com                                                       0685-AR-00