Form 10-K, Exhibit 13
period 2000-12-31
ANDOVER BANCORP INC
filed 2001-03-19
CIK 810589

                             ANDOVER BANCORP, INC.
                               2000 Annual Report

ANDOVER BANCORP, INC., the multi-bank parent company of Andover Bank and Gloucester Bank & Trust Company, is headquartered in Andover, Massachusetts, approximately 25 miles north of downtown Boston. Andover Bank, incorporated in 1834, operates thirteen banking offices in Andover, Lawrence, Methuen, North Andover and Tewksbury, Massachusetts, as well as Derry, Londonderry and Salem, New Hampshire. Gloucester Bank & Trust Company is a Massachusetts-chartered trust company with two banking offices located in Gloucester, Massachusetts.

2000 Financial Highlights

(Dollars in thousands, except per share data)

                                      At or for the years ended December 31,
                                      --------------------------------------
                                                                  Percentage
                                          1999         2000         Change
                                      ----------    ----------    ----------
Total assets                          $1,491,054    $1,823,233       +22%
Loans, net                             1,121,717     1,341,541       +20
Deposits                                 968,533     1,221,189       +26
Stockholders' equity                     130,263       153,621       +18
Non-performing assets                      2,497         1,706       -32

Net interest and dividend income      $   47,309    $   53,703       +14%
Non-interest expense                      21,977        28,208       +28
Fee and other income                       4,613         5,536       +20
Net income                                18,885        20,182       + 7

Diluted earnings per share            $     2.82          3.01       + 7
Dividends declared                          0.87          0.99       +14
Tangible book value (1)                    20.40         21.25       + 4
Year-end market price                      28.00         34.44       +23

Return on average assets                    1.31%         1.22%
Return on average equity (1)               15.05         14.67
Net yield on average earning assets         3.37          3.35
Efficiency ratio                           42.33         47.62

(1) Excludes the effect of SFAS No. 115

Letter to Shareholders

Dear Shareholders,

While Andover Bancorp recorded its seventh consecutive year of record earnings, the more remarkable development in 2000 was the solid growth in all areas and on both sides of the Company's balance sheet. Before turning to a discussion of that growth, I should first report on the excellent results of operations in 2000.

     -    Record earnings grew 7% to $20.2 million

     -    Return on average assets of 1.2%

     -    Return on average equity of 14.7%

     -    Dividends of $0.99, a 14% increase

To provide consistent growth in earnings year after year and to ensure adequate shareholder returns, Andover Bancorp must profitably generate additional assets and liabilities. Such growth can be realized either through expanding traditional product lines and market territory using the Company's own internally generated resources or externally through the acquisition of additional or different resources and new market territory. Happily, in 2000 Andover Bancorp achieved substantial growth through both internal and external means.

On July 1, 2000, Andover Bancorp acquired Gloucester Bank & Trust Company. Gloucester Bank & Trust Company brought $132.6 million of high quality assets, a strong, local commercial loan portfolio and an expanded market territory to Andover Bancorp. This new physical presence in Gloucester affords us an attractive platform from which to offer our more extensive array of residential mortgage and consumer loan and deposit products.

                                  [BAR CHART]

   1996  $12.5
   1997  $13.2
   1998  $17.4
   1999  $18.9
   2000  $20.2

Earnings

For the years ended December 31,
(In millions)

This externally generated growth from the Gloucester acquisition was amplified by the significant growth achieved internally by Andover Bank. Every category of loans increased over the course of the year. The opportunity to seize deposits from the turmoil caused by large bank mergers and divestitures was realized beyond our early hopes. In addition, we opened our third southern New Hampshire branch office in Derry to capitalize on our expanded presence across the border. Our reception in Derry has exceeded our expectations and we already have $10 million in new deposits after only six months of operation.

The following reflects this cumulative record of growth:

     -    Total deposit growth of 26%

     -    Total checking deposit growth of 60%

     -    Total loan growth of 20%

          Growth of loans by type:

              Residential                 9%
              Commercial real estate     37%
              Construction               41%
              Consumer                   41%
              Commercial loans           74%
              Leasing                    22%

I cannot mention such significant loan growth without some reference to loan quality, especially in light of reports in the general news media about problem loans in larger banks. Last year I reported what I thought would be the low point in adversely classified and delinquent loans. Those adverse numbers declined even further in 2000.

                                  [BAR CHART]

   1998  $248,905
   1999  $327,523
   2000  $457,645

Corporate Loan Growth
At December 31,
(In thousands)

Includes outstanding balances for construction and land, commercial real estate, commercial loans and lease financings.

                                  [BAR CHART]

   1996  $14.89
   1997  $16.40
   1998  $18.39
   1999  $20.40
   2000  $21.25

Tangible Book Value Per Share
At December 31,
Excludes the effect of SFAS No. 115

I am very pleased to report that as of December 31, 2000, nonaccruing loans totaled only $1.7 million and total delinquencies amounted to just one-third of one percent of total loans outstanding.

This remarkable internal growth, in both deposits and loans, validates our efforts to meet the broad spectrum of financial needs in our marketplace. The large bank mergers and divestitures remove them further and further from the local community. Their removal from the market affords us the opportunity to gain new customers by offering responsive, local service by competent, knowledgeable, helpful personnel. We believe that our record of growth in 2000 indicates that our efforts have and will continue to meet with customer acceptance by both individuals and businesses in our local markets. We further believe that our growth in 2000 provides a firm foundation for the future.

On behalf of the Board of Directors, I wish to thank our Shareholders for their continued support and our Employees for their commitment and enthusiasm throughout the past year.

Very truly yours,

   [signature]

Gerald T. Mulligan
President and Chief Executive Officer

                                  [BAR CHART]

   1996  $0.40
   1997  $0.54
   1998  $0.69
   1999  $0.87
   2000  $0.99

Cash Dividends Per Share
For the years ended December 31,

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

                                -----------------

                                    FORM 10-K

                        FOR ANNUAL AND TRANSITION REPORTS
                    PURSUANT TO SECTIONS 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR
             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, $0.10 PAR VALUE
                                (Title of Class)

                        PREFERRED STOCK PURCHASED RIGHTS
                                (Title of Class)

      Indicate by check mark whether: the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes  X   No
                                       ---    ---

      Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

      The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing sale price for the Registrant's Common Stock on March 1, 2001, as reported by Nasdaq, was $206,838,892.50.

      The number of shares outstanding of each of the Registrant's classes of Common Stock, as of the latest practicable date, is:

                 Class: Common Stock, par value $0.10 per share
                Outstanding as of March 1, 2001: 6,698,944 shares

                       DOCUMENTS INCORPORATED BY REFERENCE

      Portions of the Andover Bancorp, Inc. Definitive Notice of Annual Meeting and Proxy Statement for the 2001 Annual Meeting of Shareholders are incorporated by reference into Part III of Form 10-K.

                                    FORM 10-K
                                TABLE OF CONTENTS
                                     PART I

Item 1  Business.........................................................................      3

Item 2  Properties.......................................................................  11-12

Item 3  Legal Proceedings................................................................     12

Item 4  Submission of Matters to a Vote of Security Holders..............................     12

                                                  PART II

Item 5  Market for Registrant's Common Equity and Related Stockholder Matters............     13

Item 6  Selected Consolidated Financial Data.............................................     14

Item 7  Management's Discussion and Analysis of Financial Condition and
        Results of Operations............................................................     15

Item 7A Quantitative and Qualitative Disclosures About Market Risk.......................     37

Item 8  Financial Statements and Supplementary Data

             Independent Auditors' Report ...............................................     39

             Consolidated Financial Statements...........................................  40-44

             Notes to Consolidated Financial Statements..................................  45-69

Item 9  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure................................................. Non-applicable

                                    PART III

The information called for by Part III (Items 10 through 13) is incorporated by reference from Andover's Definitive Notice of Annual Meeting and Proxy Statement for the 2001 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

                                     PART IV

Item 14 Exhibits, Financial Statement Schedules and Reports on Form 8-K..... 70

      PRELIMINARY NOTE IN REGARD TO FORWARD-LOOKING STATEMENTS. This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. We may also make written or oral forward-looking statements in other documents we file with the SEC, in our annual report to stockholders, in press releases and other written materials, and in oral statements made by our officers, directors or employees. Without limiting the foregoing, the words "believe", "estimate", "assume", "outlook", "should", "anticipate", "plan", "expect", "intend" and similar expressions which predict or indicate future events and which do not relate to historical matters are intended to identify forward-looking statements. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These expressed or implied important risks, uncertainties and other factors may cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results".

      CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS. The following important factors, among others, could cause actual results, performance or achievements of the Company to differ materially from those expressed or implied by forward-looking statements made in this Annual Report on Form 10-K or presented elsewhere by management from time to time, including future SEC filings. Defined terms used elsewhere in this Annual Report have the same meanings herein as therein. A number of uncertainties exist that could affect the Company's future operating results, performance or achievements including, without limitation, the Banks' (as defined below) continued ability to originate quality loans, fluctuation of interest rates, real estate market conditions in the Banks' lending areas, general and local economic conditions, the Banks' continued ability to attract and retain deposits, the Company's (as defined below) ability to control costs, new accounting pronouncements, and changing regulatory requirements. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this report and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

                                     PART I

ITEM 1.  BUSINESS

GENERAL

      Andover Bancorp, Inc. ("Andover" or the "Company") is a Delaware corporation that was organized in 1987. Although Andover has corporate authority to engage in any activity permitted by the Delaware General Corporation Law, Andover's primary activity is to act as the multi-bank holding company parent for Andover Bank (the "Bank") and Gloucester Bank & Trust Company ("Gloucester") (collectively, the "Banks").

      The Bank is a Massachusetts-chartered savings bank which was incorporated in 1834 and is headquartered in Andover, Massachusetts. On May 8, 1986, Andover Bank converted from mutual to stock form.

      On July 1, 2000, the Company completed its acquisition of GBT Bancorp ("GBT") and its wholly-owned subsidiary, Gloucester Bank & Trust Company. The transaction was accounted for as a purchase and resulted in goodwill totaling $9.0 million. As of June 30, 2000, Gloucester had $132.6 million in assets, primarily commercial real estate loans and investment securities, and deposits of $107.8 million. Gloucester is a Massachusetts-chartered trust company which was organized in 1987 with two banking offices located in Gloucester, Massachusetts. The operating results of Gloucester are reflected in the consolidated Company's results after July 1, 2000.

      Deposits at the Banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per separately insured account. Andover Bank's depositors have the additional insurance of the Depositors Insurance Fund, Inc. ("DIF") for those portions of deposits in excess of $100,000.

      The Banks are engaged principally in the business of attracting deposits from the general public and investing in residential and commercial real estate loans, in construction, consumer, commercial loans and lease financing, and in various securities. Emphasis is placed on both retail and corporate banking. Retail activities, an important source of franchise value to the Banks, consist of branch operations, home mortgage and consumer lending, and mortgage banking. The Banks offer a variety of retail products through branch offices, automated teller machines ("ATMs"), the telephone call center with its expanded hours, online banking capabilities and product specialists. Other non-banking services available to their customers include an insurance program and investment services provided by third parties. Corporate banking activities consist primarily of commercial real estate, construction, land and commercial lending and lease financing. These activities are conducted primarily by experienced loan officers and business development specialists.

MARKET AREA

      The Banks' market area is centered in northeastern Massachusetts and southern New Hampshire. Andover Bank operates banking offices in the towns of Andover, Lawrence, Methuen, North Andover and Tewksbury, Massachusetts and Derry, Londonderry, and Salem, New Hampshire, which serve those towns as well as surrounding communities. Gloucester has banking offices in the city of Gloucester, which serve the surrounding communities collectively known as Cape Ann. Andover Capital Group, Inc., a subsidiary of Andover Bank, offers commercial equipment loans and lease financing with the entire Northeast as its primary market area.

LENDING ACTIVITIES

      General. Lending is the principal business of the Banks and loans represent the largest portion of the Banks' assets. At December 31, 2000, the Banks' loan portfolio, prior to the allowance for loan losses, amounted to $1.4 billion or 74.4% of total assets. The Banks' loan portfolio increased 19.7% during 2000 resulting primarily from the addition of Gloucester and higher corporate loan originations. For additional information on the composition of the loan portfolio and loan originations, see Note 4 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Loans".

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

      The Banks originate a variety of other loans for consumer purposes. These include home equity, second mortgage, and personal loans, among others, and constitute an additional source of interest income in the loan portfolio. The consumer lending activities of the Banks complement both their home mortgage activities and their retail deposit gathering activities and position them as full service retail lenders, strengthening their overall retail franchise value. At December 31, 2000, retail loans totaled $898.5 million or 66.3% of total loans.

      The Banks also originate non-retail or corporate loans, such as commercial real estate, commercial, construction and land loans and lease financing. Historically, these types of loans have generated higher yields and returns than retail loans, but also involve additional risk. See "Risk Elements" below. Corporate loans have also been viewed as a means of maintaining a diversified loan and asset portfolio. At December 31, 2000, corporate loans amounted to $457.6 million, or 33.7% of total loans.

      Residential Mortgage Loans. Residential mortgage loans totaling $811.2 million represented 59.8% of the total loan portfolio at December 31, 2000. An additional $5.0 million in residential mortgage loans was held for sale at that date. During 2000, loans purchased from other banks and correspondent relationships totaled $57.4 million of locally originated residential real estate loans.

      Nearly all of the loans in the residential mortgage portfolio are secured by homes located in Massachusetts or in southern New Hampshire. According to internal policy, the majority of these loans are written to be eligible for sale in the secondary mortgage market, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Residential mortgage loans include both fixed and variable rate mortgages with original terms from 5 to 30 years. The Bank remains an active seller of originated home mortgages in the secondary market.

      Commercial Real Estate Loans. At December 31, 2000, commercial real estate loans totaled $284.4 million, representing 21.0% of total loans. Approximately $45.7 million, or 16.1% of these loans, are secured by apartment buildings and multi-family residential properties. The balance of the commercial real estate portfolio is secured by commercial facilities, including office, mixed use, retail or light manufacturing properties, small shopping centers, restaurants, and various other types of commercial real estate. Over a quarter of all commercial real estate loans are located in southeastern New Hampshire. Commercial real estate loans generally amortize over a period from 15 to 25 years. Variable interest rates on such loans are set at a margin above either the one-year Treasury index or the prime rate as published in the Wall Street Journal and are subject to periodic adjustment. Commercial real estate loans with fixed interest rates are generally set at a margin above the equivalent Federal Home Loan Bank term advance rate.

      Construction and Land Loans. Construction and land loans totaled $89.9 million at December 31, 2000, representing 6.6% of total loans. At that date, amounts committed but not yet advanced in connection with such loans totaled an additional $46.7 million. At December 31, 2000, outstanding construction loans totaled $49.4 million and outstanding land loans (including loans for unimproved land and land development) totaled $40.5 million. The majority of the construction and land loans are for development of residential single-family homes. However, commercial construction projects total approximately 20% of the total construction and land balances outstanding. Construction and land loans generally have a term of two years and are subject to periodic adjustment. The interest rates are generally set at a margin above the prime rate as published in the Wall Street Journal.

      Consumer Loans. Consumer loans totaled $87.3 million at December 31, 2000, representing 6.5% of total loans. Home equity lines constitute the greatest portion of the Banks' consumer lending activity and totaled $54.2 million at December 31, 2000. At that date, unadvanced amounts relating to home equity lines totaled an additional $88.4 million. Home equity lines are offered both in fixed rate and adjustable rate form with varying terms of three to ten years. The adjustable rate loans are generally tied to the prime rate as published in the Wall Street Journal. Home equity lines are subject to the same general underwriting standards as residential first mortgage loans. Other consumer loans are offered in fixed rate form with varying terms from three to eight years, while second mortgages have terms from five to fifteen years.

      Commercial and Lease Loans. At December 31, 2000, commercial and lease loans totaled $47.8 million, or approximately 3.5% of total loans. Secured equipment loans included in the commercial and lease loan portfolio amounted to $8.5 million at December 31, 2000. The interest rate on commercial loans generally varies at a margin above the prime rate as published in the Wall Street Journal. Commercial loans may be secured in whole or in part by real estate unrelated to the principal purpose of the loan or secured by inventories and receivables and are ordinarily guaranteed by the principals of the borrower. Commercial loans with fixed interest rates are set at a margin above the Federal Home Loan Bank advance rate.

      Lease Financing. Andover Capital Group, Inc. offers commercial equipment loan and lease financing as an additional financing option for the Banks' corporate customers. Total lease financing balances were $35.5 million or 2.6% of total loans at December 31, 2000.

      Loan Origination. Residential mortgage loans originate from a number of sources. These include realtor, builder and customer referrals, direct advertising and participation in home shows and other events. The Banks employ a number of mortgage loan originators who maintain regular contact with real estate firms and other sources of business and who respond to general mortgage inquiries. These mortgage specialists are assigned specific territories and receive commissions on closed mortgage loans. Total residential mortgages originated by the Banks in 2000 amounted to $144.5 million. The decline in total residential originations of 16.9% from 1999 was primarily due to lower mortgage refinancing activity experienced through 2000 as a result of higher interest rates.

      Consumer loans are solicited by advertising and by direct mail targeted to existing deposit and mortgage customers and, from time to time, selected market area households which have no customer relationship with either Bank. The primary origination activity in the consumer loan area relates to home equity lines of credit and second mortgages, totaling $30.5 million in 2000, or nearly 82.7% of the total consumer originations.

      Corporate originations, comprised of commercial real estate, commercial, construction and land loans and lease financing, are originated from direct solicitation of existing and prospective customers and from a variety of referral sources. The Banks originated $229.8 million of these corporate loans during 2000 for an increase of 29.6% over 1999's record level of originations.

RISK ELEMENTS

      General. For further information concerning the composition of the loan portfolio, nonaccrual loans, impaired loans and the allowance for loan losses, see Note 4 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Risk Elements".

      Non-performing Assets. Non-performing assets consist of nonaccruing loans and other real estate owned. Non-performing assets decreased 31.7% from 1999 levels to $1.7 million at December 31, 2000. Non-performing assets amounted to 0.1% of total assets at year-end. The Company places all loans, regardless of collateral values, on nonaccrual status when principal or interest is past due 90 days or more. Loans for which payments are less than 90 days past due are placed on non-accrual status where there exists serious doubt as to collectibility.

      Provision for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to the statement of operations. The allowance is reduced by a credit for loan losses as well as loan charge-offs. The Company recorded provisions for loan losses of $1.5 million in 2000 as compared to provisions of $400,000 in 1999. Among the factors used to determine that the provision for loan losses was appropriate were the level and mix of loan growth, particularly the growth in corporate loan outstanding balances, the ratio of the allowance to total loans as well as charge-offs and recoveries. For further information on the provision for loan losses, see Item 7, "Management's Discussion and Analysis - Results of Operations".

INVESTMENT ACTIVITIES

      The investment portfolio, an important component of Andover's asset structure, is a source of earnings in the form of interest and dividends, provides for diversification and is a source of liquidity. Overall, the portfolio, comprised of corporate bonds, mortgage-backed securities, U.S. Treasury and federal agency securities, short-term investments and equity securities, represented 20.1% of total assets, or $367.0 million as of December 31, 2000.

      In 2000, the investment portfolio produced interest and dividend income of $24.1 million, or 20.0% of the total interest and dividend income earned by the Company. Due to a balance sheet restructuring whereby lower yielding assets were sold during the third quarter of 2000 and replaced with higher earning assets, the Company recognized losses of $2.1 million in 2000 on the sale of loans and investments. For additional information on investments, see Notes 1, 2 and 3 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Investments".

DEPOSITS AND BORROWED FUNDS

      The Banks' major sources of funds are deposits, borrowings, principal payments or payoffs on loans and mortgage-backed securities, and maturities of investments. Borrowings are generally used to fund long-term assets and short-term liquidity requirements or to manage interest rate risk. Total deposits amounted to $1,221.2 million at December 31, 2000.

      The Banks are members of the Federal Home Loan Bank of Boston ("FHLB") and are authorized to borrow funds to meet withdrawals of savings deposits or to expand the loan or investment portfolios. These borrowings are subject to collateral requirements and borrowing limitations. The Banks also have available various other sources of funds, including secured borrowings, federal funds purchased or lines of credit from commercial banks and reverse repurchase agreements from brokerage firms, FHLMC and FNMA. In addition, the Banks have overnight repurchase agreements with various corporate customers. At December 31, 2000, total borrowings outstanding from all of the Company's sources amounted to $436.2 million.

      For additional information concerning the composition and maturity of deposits and borrowings, see Notes 8, 9 and 10 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Results of Operations -- Financial Condition -- Deposits -- Borrowings -- Asset and Liability Management and Market Risk -- Liquidity".

OTHER SERVICES

      Investment Services. The Bank makes investment and brokerage services available to its customers through a contract with Liberty Securities Corporation, an unaffiliated company. A fully licensed broker of Liberty Securities is available for consultation on investment opportunities, including mutual funds, municipal bonds, government-backed securities and annuities. The Bank received income of approximately $51,000 from these referral services in 2000.

COMPETITION

      The Bank's lending and deposit-taking activities are concentrated in the Merrimack Valley and the surrounding communities in northeastern Massachusetts and southeastern New Hampshire. Gloucester's lending and deposit- taking activities are concentrated in the Cape Ann area. The Banks face strong competition both in originating loans and in attracting deposits. Competition in originating loans in the Banks' expansive lending areas comes primarily from thrift institutions, commercial banks, mortgage companies, credit unions and consumer finance companies. The Banks compete for loans principally on the basis of interest rates and loan fees, the types of loans offered, and the quality of service and convenience provided to borrowers.

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

SUPERVISION AND REGULATION

      General. The Company and the Banks are heavily regulated. As a multi-bank holding company, Andover is subject to regulation and supervision by the Board of Governors of the Federal Reserve System ("the Federal Reserve Board") and is also subject to the jurisdiction of the Massachusetts Board of Bank Incorporation. The activities of bank holding companies, such as Andover, that do not become financial holding companies under the Gramm-Leach-Bliley Act (as discussed below) are limited to the business of banking and activities closely related or incidental to banking. Provided that it does not become a financial holding company, Andover may not directly or indirectly acquire the ownership or control of more than 5 percent of any class of voting shares or substantially all of the assets of any company (other than a bank or a bank holding company) that is not engaged in activities determined by the Federal Reserve Board to be so closely related to banking or managing and controlling banks as to be a proper incident thereto, and also must provide notice to or obtain the approval of the Federal Reserve Board in connection with any such acquisition. The Federal Reserve Board has the authority to issue orders to bank holding companies to cease and desist from unsound banking practices and violations of conditions imposed by, or violations of agreements with, the Federal Reserve Board. The Federal Reserve Board is also empowered to asses civil monetary penalties against companies or individuals who violate the Bank Holding Company Act of 1956, as amended, (the "BHCA") or orders or regulations thereunder, to order termination of non-banking activities of non-banking subsidiaries of bank holding companies, and to order termination of ownership and control of a non-banking subsidiary by a bank holding company.

      The Bank, as a Massachusetts-chartered savings bank and Gloucester, as a Massachusetts-chartered trust company, are subject to regulation, examination and supervision by the FDIC and the Massachusetts Commissioner of Banks ("the Commissioner"). The Banks are also subject to certain requirements established by the Federal Reserve Board.

      Federal Reserve Board Capital Requirements. The Federal Reserve Board has adopted requirements setting minimum standards for capital adequacy and imposing minimum leverage capital ratios. The Company exceeded all applicable requirements at December 31, 2000. U.S. bank regulatory authorities and international bank supervisory organizations, principally the Basel Committee on Banking Supervision, currently are considering changes to the risk-based capital adequacy framework which ultimately could affect capital requirements and guidelines. For additional information on regulatory capital ratios, see Item 7, "Management's Discussion and Analysis - Financial Condition - Capital Resources".

      Federal Deposit Insurance Corporation. The FDIC insures the Banks' deposit accounts up to the $100,000 maximum per separately insured account and is subject to reporting requirements of the FDIC. The FDIC has adopted requirements setting minimum standards for capital adequacy and imposing minimum leverage capital ratios. The Banks exceeded all applicable requirements at December 31, 2000. Furthermore, under the capital standards established pursuant to the FDIC Improvement Act of 1991, the Banks are currently well-capitalized. Bank regulators may raise capital requirements applicable to banking organizations beyond current levels. Because we are unable to predict whether higher capital requirements will be imposed and, if so, at what levels and on what schedules, it therefore cannot predict what effect such higher requirements may have on Andover and the Banks. For additional information on regulatory capital ratios, see Note 12 to the "Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis -- Financial Condition -- Capital Resources".

      Massachusetts Commissioner of Banks and Board of Bank Incorporation. Massachusetts statutes and regulations govern, among other things, investment powers, lending powers, deposit activities, maintenance of surplus and reserve accounts, the distribution of earnings, the payment of dividends, issuance of capital stock, branching, acquisitions and mergers and consolidations. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Commissioner may be subject to sanctions for noncompliance. The Commissioner may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the Banks' business in a manner which is unsafe, unsound or contrary to the depositors' interest, or been negligent in the performance of their duties. In response to a Massachusetts law enacted in 1996, in 1997 and 1999, the Commissioner finalized rules that generally give Massachusetts banks, and their subsidiaries, many powers equivalent to those of national banks. The Commissioner also has adopted regulations and procedures expediting the approval process for well-capitalized banks to establish branches or to engage in certain activities.

      Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 generally authorizes bank holding companies to acquire banks located in any state, possibly subject to certain state-imposed age and deposit concentration limits, and also generally authorizes interstate mergers and to a lesser extent, interstate branching.

      Gramm-Leach-Bliley Act of 1999. The general effect of the new law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company system, such as Andover, to engage in a full range of financial activities through a new entity known as a "financial holding company." "Financial activities" is broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. In sum, the Gramm-Leach-Bliley Act permits bank holding companies that qualify and elect to be treated as a financial holding company to engage in a significantly broader range of financial activities than the companies described above that are not so treated. Generally, the Gramm-Leach-Bliley Act and its implementing regulations do the following: (i) repeal historical restrictions on, and eliminates many federal and state law barriers to, affiliations among banks, securities firms, insurance companies, and other financial service providers; (ii) permit investment in non-financial enterprises, subject to significant operational, holding period and other restrictions; (iii) provide a uniform framework for the functional regulation of the activities of banks, savings institutions, and their holding companies; (iv) broaden the activities that may be conducted by national banks (and derivatively, state banks), banking subsidiaries of bank holding companies, and their financial subsidiaries; (v) require all financial institutions to provide notice of their privacy policies at specified times to their retail customers and consumers of their financial products or services, and permits retail customers and consumers, under certain circumstances, to prohibit financial institutions from sharing certain nonpublic personal information pertaining to them by opting out of such sharing; (vi) establish guidelines for safeguarding the security, confidentiality and integrity of customer information; (vii) adopt a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system; (viii) modify the laws governing the implementation of the Community Reinvestment Act of 1977; and (ix) address a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. In order to engage in the new activities, a bank holding company, such as Andover, must meet certain tests and elect to become a financial holding company. Specifically, all of a bank holding company's banking subsidiaries must be well-capitalized and well-managed, as measured by regulatory guidelines, and all of the bank holding company's banks must have been rated "satisfactory" or better in their most recent federal CRA evaluation. Furthermore, a bank holding company that elects to be treated as a financial holding company may face significant consequences if its banks fail to maintain the required capital and management ratings, including entering into an agreement with the Federal Reserve Board that imposes limitations on its operations and may even require divestitures. Such possible ramifications may limit the ability of a bank subsidiary to significantly expand or acquire less than well-capitalized and well-managed institutions. At this time, Andover has not determined whether it will become a financial holding company.

      Activities and Investments of Insured State-Chartered Banks. Section 24 of the Federal Deposit Insurance Act generally limits the activities as principal and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. In 1999, the FDIC substantially revised its regulations implementing Section 24 to ease the ability of state banks to engage in certain activities not permissible for national banks, and to expedite FDIC review of bank applications and notice to engage in such activities.

      Further, the Gramm-Leach-Bliley Act, which includes new sections of the National Bank Act and the Federal Deposit Insurance Act governing the establishment and operation of financial subsidiaries, permits national banks and state banks, to the extent permitted under state law, to engage in certain new activities which are permissible for subsidiaries of a financial holding company. Further, it expressly preserves the ability of national banks and state banks to retain all existing subsidiaries. In order to form a financial subsidiary, a national bank or state bank must be well-capitalized, and such banks would be subject to certain capital deduction, risk management and affiliate transaction rules. Also, the FDIC recently issued final rules governing the establishment of financial subsidiaries by insured state nonmember banks. The final rules restate the FDIC's position that activities that a national bank could only engage in through a financial subsidiary, such as securities underwriting, only may be conducted in a financial subsidiary by a state nonmember bank. However, activities that a national bank could not engage in through a financial subsidiary, such as real estate development or investment, will continue to be governed by the FDIC's standard activities rules. Moreover, to mirror the Federal Reserve Board's actions with respect to state member banks, the final rules provide that a state bank subsidiary that engages only in activities that the bank could engage in directly (regardless of the nature of the activities) will not be deemed a financial subsidiary.

EMPLOYEES

      At December 31, 2000, Andover had 306 full-time equivalent employees. None of the employees of Andover are represented by a collective bargaining group and management considers relations with its employees to be good.

SUBSIDIARIES

      Andover has two direct subsidiaries, the Bank and Gloucester. The Bank has four wholly-owned subsidiaries and one majority-owned subsidiary. One of the Bank's subsidiaries, AB Insurance Services LLC, was created in 1999 to act as an insurance agent or broker enabling it to sell all lines of consumer and commercial insurance. Two other subsidiaries of the Bank were organized as Massachusetts security corporations to take advantage of beneficial state tax treatment related to the holding of certain investments. The fourth subsidiary of the Bank, Andover Preferred Capital Corporation ("APCC"), is a Massachusetts business corporation which has elected to be taxed as a real estate investment trust for federal and Massachusetts tax purposes. APCC holds mortgage loans which were previously originated by Andover Bank. The majority-owned subsidiary of the Bank, Andover Capital Group, Inc., provides secured equipment lending and lease financing. Gloucester has one wholly-owned subsidiary, GBT Securities Corp., which was created in 2000 as a Massachusetts security corporation.

ITEM 2.  PROPERTIES

      Andover conducts its business from its main office and multiple locations listed below, all of which are considered to be in good condition and suitable for the purposes for which they are used. Andover also serves customers through its affiliation with several Automatic Teller Machine ("ATM") networks: SUM(R) NYCE(R), EXCHANGE(R), and CIRRUS(R) programs with over 340,000 ATM locations worldwide. As a member of the SUM program, Andover customers receive surcharge free access at over 2,000 locations throughout New England and the Northeast. In addition, the Company has an affiliation with Mastercard International(R) for its debit card customers. The following table sets forth general information relating to bank premises owned or used by Andover and its subsidiaries in conducting its business.

                                                                  OWNED OR
LOCATION                                                           LEASED
--------                                                           ------

ANDOVER BANK

Main Office:
   Andover, Massachusetts
      61 Main Street................................................Owned
      31-45 Main Street-Annex.......................................Owned
      11 Chestnut Street............................................Owned
      18-20 Central Street (1)......................................Leased

Branches:
   Lawrence, Massachusetts
      450 Essex Street..............................................Owned
      305 South Broadway............................................Owned

   Methuen, Massachusetts
      547 Broadway..................................................Owned
      91 Pleasant Valley Street (2).................................Owned
      228 Haverhill Street..........................................Owned
      145-147 Pelham Street (ATM only) (3)..........................Leased

   North Andover, Massachusetts
      108 Main Street...............................................Owned
      1077 Osgood Street (ATM only) (4).............................Leased

   Tewksbury, Massachusetts
      995 Main Street...............................................Owned
      2345 Main Street..............................................Owned

   Andover, Massachusetts
      159 River Road................................................Owned

   Derry, New Hampshire
      35 Manchester Road (5)........................................Owned

   Londonderry, New Hampshire
      62 Nashua Road................................................Owned

   Salem, New Hampshire
      130 Main Street (6)...........................................Leased

Schedule continued on next page.

                                                                   OWNED OR
LOCATION                                                            LEASED
--------                                                            ------

GLOUCESTER BANK & TRUST COMPANY

Main Office:
   Gloucester, Massachusetts
      2 Harbor Loop.................................................Owned
      72-74 Rogers Street (7).......................................Leased

Branches:
   Gloucester, Massachusetts
      224 Washington Street.........................................Owned
      75 Essex Avenue (ATM only) (8)................................Leased
      298 Washington Street (ATM only)..............................Leased

Loan Office:
   Woburn, Massachusetts
      444 Washington Street, Suite 302 (9)..........................Leased


(1) Lease expires January 31, 2004, with a renewal option for an additional four years.
(2) Land is held under a ground lease which expires December 1, 2006, with renewal options for an additional 69 years.
(3) Lease expires May 31, 2006, with renewal options for an additional ten years.
(4) Lease expires May 31, 2001, with renewal options for an additional ten years.
(5) Land is held under a ground lease which expires December 31, 2010, with renewal options for an additional 35 years.
(6) Lease expires July 31, 2001, with a renewal option for an additional two years.
(7) Lease expires June 30, 2004, with a renewal option for an additional five years.
(8) Lease expires June 30, 2003, with a renewal option for an additional five years.
(9)   Lease expires October 30, 2003.

ITEM 3. LEGAL PROCEEDINGS

      Andover, Andover Bank and Gloucester are involved in various legal proceedings which are ordinary, routine litigation incidental to their business, none of which is believed by management to be material to the financial condition of Andover, Andover Bank or Gloucester.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      None.

                                     PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS

STOCK PRICES AND DIVIDENDS

      Andover's Common Stock trades on The Nasdaq Stock Market(R) under the symbol "ANDB". On March 1, 2001, there were approximately 2,414 holders of record of the 6,698,944 shares of Andover Common Stock outstanding.

      The following table sets forth the comparative market prices per share of Andover Common Stock based on high and low sale prices as reported on by Nasdaq(R) and the dividends per share that have been declared by Andover, for the periods indicated.

                                                   PRICE              DIVIDENDS
                                            -----------------          DECLARED
        QUARTER ENDED                       HIGH          LOW         PER SHARE
        -------------                       ----          ---         ---------
1998    March 31, 1998.....................$33.00        $27.40        $.152
----
        June 30, 1998.....................  38.75         31.50         .180
        September 30, 1998................  40.75         25.50         .180
        December 31, 1998.................  35.00         24.75         .180

1999    March 31, 1999.....................$34.75        $27.00        $.210
----
        June 30, 1999.....................  32.63         25.50         .210
        September 30, 1999................  34.75         28.88         .210
        December 31, 1999.................  31.50         27.38         .240

2000    March 31, 2000.....................$28.56        $25.00        $.240
----
        June 30, 2000.....................  29.75         25.88         .240
        September 30, 2000................  31.50         26.44         .240
        December 31, 2000.................  35.56         27.81         .270

      The payment of dividends by Andover is subject to the discretion of Andover's Board of Directors. Holding companies such as Andover engage in no business other than acting as the holding company of their subsidiaries. The only funds available to Andover for the payment of dividends are cash and cash equivalents held at the holding company level, dividends paid by the Banks to Andover, and borrowings. At December 31, 2000, Andover held $5.9 million in cash and interest-bearing deposits at the holding company level.

      Dividend payments to stockholders totaled $6.5 million in 2000 and $5.7 million in 1999. On January 22, 2001, a dividend of $0.27 per share was declared, payable on February 15, 2001.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

      The following table summarizes selected consolidated financial data of Andover at or for the periods indicated, and should be read in conjunction with the consolidated financial statements and related notes thereto included in Item 8 of this Report.


                                                                                   AT DECEMBER 31,
                                                    -----------------------------------------------------------------------
                                                        2000            1999         1998            1997          1996
                                                    -----------    -----------    -----------    -----------    -----------
                                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
     Total assets ................................  $ 1,823,233    $ 1,491,054    $ 1,410,247    $ 1,322,745    $ 1,204,813
     Total loans .................................    1,356,181      1,133,101      1,050,765        978,823        870,035
     Allowance for loan losses ...................       14,640         11,384         10,486         12,521         12,229
     Investments (1) .............................      366,988        286,722        283,048        282,813        276,727
     Deposits ....................................    1,221,189        968,533        988,656        946,982        824,311
     Borrowed funds ..............................      436,218        379,384        283,824        258,732        274,418
     Stockholders' equity ........................      153,621        130,263        121,142        107,079         95,846
     Non-performing assets .......................        1,706          2,497          3,492          8,255         12,382
     Number of banking offices and locations .....           16             13             13             13             12

                                                                            YEARS  ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------------
                                                        2000            1999         1998            1997          1996
                                                    -----------    -----------    -----------    -----------    -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
     Interest and dividend income ..................$   120,547    $   100,010    $    97,246    $    90,752    $    83,823
     Interest expense ..............................     66,844         52,701         55,015         52,047         48,529
                                                    -----------    -----------    -----------    -----------    -----------
       Net interest and dividend income ............     53,703         47,309         42,231         38,705         35,294
     Provision (credit) for loan losses ............      1,500            400         (1,705)           983          2,555
     Net gains (losses) from sales of
       assets held for sale and investments(1) .....     (1,967)          (368)           670            422           (265)
     Gains (losses) on real estate operations, net..        (40)            (5)            14           (971)        (1,542)
     Other income ..................................      5,536          4,613          3,502          5,307          4,804
     Merger recovery ...............................       --             --             --             --             (225)
     Non-interest expense ..........................     28,208         21,977         22,577         21,986         20,045
                                                    -----------    -----------    -----------    -----------    -----------
     Income before income tax expense
       and extraordinary item ......................     27,524         29,172         25,545         20,494         15,916
     Income tax expense ............................      7,342         10,287          8,159          7,288          3,264
                                                    -----------    -----------    -----------    -----------    -----------
     Income before extraordinary item ..............     20,182         18,885         17,386         13,206         12,652
     Extraordinary item ............................       --             --             --             --             (173)
                                                    -----------    -----------    -----------    -----------    -----------
     Net income ....................................$    20,182    $    18,885    $    17,386    $    13,206    $    12,479
                                                    ===========    ===========    ===========    ===========    ===========

PER SHARE DATA:
     Basic earnings per share:
       Income per share before extraordinary item   $      3.09    $      2.89    $      2.68    $      2.05    $      1.98
       Extraordinary item per share, net of tax ....       --             --             --             --            (0.03)
                                                    -----------    -----------    -----------    -----------    -----------
       Net income per share ........................$      3.09    $      2.89    $      2.68    $      2.05    $      1.95
                                                    ===========    ===========    ===========    ===========    ===========
     Diluted earnings per share:
       Income per share before extraordinary item...$      3.01    $      2.82    $      2.60    $      1.99    $      1.95
       Extraordinary item per share, net of tax ....       --             --             --             --            (0.03)
                                                    -----------    -----------    -----------    -----------    -----------
       Net income per share ........................$      3.01    $      2.82    $      2.60    $      1.99    $      1.92
                                                    ===========    ===========    ===========    ===========    ===========

     Dividends declared.............................$      0.99    $      0.87    $      0.69    $      0.54    $      0.40
     Tangible book value at end of period ..........      21.72          19.94          18.58          16.58          14.94
     Tangible book value (2) .......................      21.25          20.40          18.39          16.40          14.89

SELECTED FINANCIAL RATIOS:
     Return on average assets ......................       1.22%          1.31%          1.27%          1.06%          1.08%
     Return on average equity (2) ..................      14.67          15.05          15.64          13.24          13.89
     Average equity as a percentage
       of average assets (2) .......................       8.30           8.68           8.13           8.00           7.76
     Dividend payout ratio .........................      32.89          30.85          26.54          27.14          20.83
     Weighted average interest rate spread .........       2.74           2.79           2.57           2.67           2.66
       Net yield on average earning assets .........       3.35           3.37           3.18           3.22           3.16
     Efficiency ratio ..............................      47.62          42.33          49.37          49.95          49.43
        .

----------------------------
(1) Includes investment securities, mortgage-backed securities and short-term investments, both available for sale and held to maturity.
(2)   Excludes the effect of SFAS No. 115.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      General. The Company's results of operations depend to a great extent on the Banks' net interest income, which is the difference between income earned on the loan and investment portfolios and the interest paid by the Banks on deposits and borrowed funds, the size of the provisions or credits for loan losses, operating expenses and income taxes. Net interest income is primarily affected by the level of earning assets as a percentage of total assets, the level of interest-bearing liabilities, yields earned on assets and rates paid on liabilities. Earnings are also affected by non-interest income which consists primarily of mortgage banking income, transaction account fees, and gains or losses on sales of the investment portfolio.

      On July 1, 2000, the Company completed its acquisition of GBT Bancorp ("GBT") and its wholly-owned subsidiary, Gloucester Bank & Trust Company. The transaction was accounted for as a purchase and resulted in goodwill totaling $9.0 million. As of June 30, 2000, Gloucester had $132.6 million in assets, primarily commercial real estate loans and investment securities, and deposits of $107.8 million. Gloucester is a Massachusetts-chartered trust company with two banking offices located in Gloucester, Massachusetts. The operating results of Gloucester are reflected in the consolidated Company's results after July 1, 2000.

      The following is a discussion and analysis of the Company's consolidated results of operations for the last three years and its financial condition at the end of fiscal 2000 and 1999. This section is intended to be read in conjunction with the Consolidated Financial Statements and accompanying footnotes.

      The following also contains forward-looking statements. There are a number of important risks, uncertainties and other factors that could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, those set forth prior to Part I of this Annual Report under the caption "Certain Factors That May Affect Future Results".

RESULTS OF OPERATIONS

      Andover generated net income of $20.2 million or $3.01 per diluted share, $18.9 million or $2.82 per diluted share and $17.4 million or $2.60 per diluted share, in 2000, 1999 and 1998, respectively. Andover's return on average assets decreased slightly in 2000 to 1.22%, as compared to 1.31% in 1999 and 1.27% in 1998. Return on average stockholders' equity decreased in 2000 to 14.67%, as compared to 15.05% in 1999 and 15.64% in 1998. The Company's financial performance in 2000 includes a tax benefit of $3.0 million offset by losses of $2.1 million resulting from the sale of low yielding assets combined with higher costs associated with running a larger, more geographically diverse company. The Company's financial performance in 1999 includes a pre-tax gain of $1.6 million from the termination of the Company's defined benefit pension plan, increased mortgage banking income and an increase in net interest income. The Company's financial performance in 1998 was positively impacted by a credit for loan losses of $1.7 million and an increase in net interest income.

      Net Interest and Dividend Income. Net interest and dividend income was $53.7 million in 2000, $47.3 million in 1999 and $42.2 million in 1998. Net interest income increased $6.4 million in 2000, $5.1 million in 1999 and $3.5 million during 1998, due to higher average earning asset volumes in each of the years. Market interest rates have been fairly volatile over the past several years. During 2000, market interest rates continued to rise throughout the first half of the year, creating pressure on the Banks to increase deposit rates in order to retain balances. The latter half of 2000 has seen a reduction in the long-term interest rates, thereby creating a flat yield curve. The challenge for the Company in 2000 was to manage its interest rate position. Notwithstanding the volatility of the market interest rates, the Company was able to minimize their impact and recognized an interest rate spread of 2.74% and a net yield on earning assets of 3.35% for the year ended December 31, 2000. In addition, the acquisition of Gloucester aided the overall results of 2000 by increasing both the net yield on earning assets and the interest spread by 4 basis points. The Company was able to hold down the rates paid on deposits during 1999 in spite of market rate increases, the effect of which allowed the interest rate spread to widen to 2.79% and the net yield to increase to 3.37% in 1999. During 1998, the Company realized an interest rate spread of 2.57% and a net yield on earning assets of 3.18%. The amount of foregone interest income from nonaccruing loans totaled $217,000 in 2000, $256,000 in 1999 and $491,000 in 1998.

      Average earning assets increased 14.0% in 2000 to $1,600.7 million and 5.9% in 1999 to $1,404.3 million as of December 31, 1999. The increase in each of the two years was primarily due to higher loan growth resulting from increased loan originations and purchases. The acquisition of Gloucester aided the growth experienced by the Company.

      The volatility in market interest rates has also impacted the yields earned on the investment portfolio. The yield earned on investment securities increased 47 basis points to 6.83% while the average balances increased $63.1 million in 2000. The yield earned on investment securities decreased 32 basis points in 1999 to 6.36% as compared to 6.68% in 1998. The yield on mortgage-backed securities increased 49 basis points to 7.01% in 2000 and decreased 9 basis points during 1999 to 6.52%. The increase in the yield on the investment securities and mortgage-backed securities reflects an increase in longer term interest rates experienced over the past two years. In addition, the Company has sold lower yielding investments in each of the past two years at a loss and reinvested the proceeds in higher yielding investments, thereby improving the total investment yield.

      Total average loans increased $155.4 million or 14.2% during 2000 and $71.5 million during 1999 primarily due to higher levels of loan originations and whole loan purchases. The addition of Gloucester in 2000 also contributed to the growth in the current year. The yield on real estate loans increased 34 basis points to 7.60% in 2000 and decreased 19 basis points in 1999 to 7.26%. The increase in the market interest rates noted above has positively impacted each real estate loan category. In addition, as the mix of the loan portfolio has shifted from the retail loan balances to the corporate loan balances, the overall yield earned on the total portfolio has increased. The yield on the residential loan portfolio increased 16 basis points in 2000 after dropping 27 basis points in 1999. The yield earned on the commercial real estate portfolio increased 20 basis points in 2000 after dropping 19 basis points in 1999. However, the largest increase in 2000 was experienced in the construction and land portfolio which saw a 105 basis point increase in 2000, offsetting the 78 basis point decline in 1999. A contributing factor in the increased yield is the increasing percentage of residential originations with a variable rate as well as an increase in the total variable rate loans as a percentage of the total loan portfolio. Variable rate loans represent almost 65% of the total loan portfolio as of December 31, 2000 compared to 58% at the end of the prior year. This increase indicates the correlation of the yields earned by the Company to external market-driven interest rates. The yield on consumer loans increased 69 basis points in 2000 to 8.63% and decreased 55 basis points in 1999. The impact of the increase in the prime rate in 2000 positively impacted the consumer portfolio while the declines in the prime rate in the fourth quarter of 1998 were felt in 1999. The yield on commercial loans increased 41 basis points in 2000 to 8.46% and decreased 101 basis points in 1999 to 8.05%. The changes in the yield on commercial loans reflect the changes in the prime rate as well as competitive pricing pressures. In addition, the yield on the lease financings, included in the commercial portfolio, was lower than the portfolio, thereby dragging down the overall yield on commercial loans.

      The rate paid on interest-bearing deposits increased 28 basis points in 2000 to 4.20% and decreased 56 basis points in 1999 to 3.92%. As stated above, the Company increased the rates paid on all deposit products to retain balances. However, the Company has lagged the increases in the market interest rates as much as possible. Core deposits, which include NOW, savings and money market accounts, typically have rates lower than those paid on certificates of deposit. The addition of the Gloucester balances combined with promotional rates on various core deposits led to increases in the rates paid on each deposit category in 2000, offsetting the declines experienced in each category in 1999. The rate paid on NOW accounts increased 37 basis points in 2000 to 1.18% and decreased 13 basis points in 1999 with the average balances increasing $23.3 million and $9.4 million in 2000 and 1999, respectively. Rates paid on money market accounts increased 20 basis points in 2000 after decreasing 8 basis points in 1999. The growth in the average savings balances totaled $18.1 million and $34.0 million in 2000 and 1999, respectively, while the rate paid increased 26 basis points in 2000 and decreased 33 basis points in 1999. The increase in the average balance of the certificates of deposit totaled $52.1 million and is primarily due to the acquisition of Gloucester. The rates paid on certificates of deposit increased 34 basis points to 5.44% in 2000 and decreased 62 basis points to 5.10% in 1999.

      The Company has continued its reliance on borrowed funds as an alternative source of funds to deposits in order to grow average earning assets. In 2000, the average balance of borrowed funds increased $79.8 million and the rate paid increased 76 basis points to 6.15%. During 1999, the average balance of borrowed funds increased $59.3 million while the rate paid decreased 25 basis points. The changes in the rates paid on the borrowed funds experienced by the Company were consistent with the changes in market interest rates from one year to the next.

      The combination of the factors mentioned above contributed to a 5 basis point decrease in the interest rate spread in 2000 to 2.74% and a 22 basis point increase in the interest rate spread to 2.79% during 1999. The net yield on earnings assets was 3.35% for the year ended December 31, 2000 and 3.37% and 3.18%, respectively, for 1999 and 1998.

The following table presents an analysis of the average yields earned and rates paid for the years indicated.

                                                                             YEARS ENDED DECEMBER 31,
                                               ----------------------------------------------------------------------------------
                                                            2000                      1999                        1998
                                               -------------------------  ----------------------------   --------------------------
                                                        INTEREST  AVERAGE             INTEREST  AVERAGE            INTEREST  AVERAGE
                                                AVERAGE  EARNED/   YIELD/  AVERAGE     EARNED/   YIELD/   AVERAGE   EARNED/   YIELD/
                                                BALANCE   PAID     RATE    BALANCE      PAID     RATE     BALANCE    PAID     RATE
ASSETS                                                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Short-term investments ..................  $    2,262  $   140   6.19   $   10,313  $    518   5.02   $   15,760  $   837   5.31%
  Investment securities (1)(2) ............     223,682   15,271   6.83      160,535    10,212   6.36      109,920    7,340   6.68
  Mortgage-backed securities (1) ..........     124,309    8,719   7.01      138,376     9,028   6.52      177,276   11,711   6.61
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
  Total investments .......................     350,253   24,130   6.89      309,224    19,758   6.39      302,956   19,888   6.56
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
  Residential loans .......................     782,600   54,222   6.93      754,626    51,118   6.77      747,430   52,616   7.04
  Commercial real estate loans ............     243,282   21,664   8.90      171,982    14,959   8.70      145,352   12,927   8.89
  Construction and land loans .............      81,767    8,322  10.18       62,565     5,715   9.13       39,988    3,964   9.91
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
    Total real estate loans(1)(3) .........   1,107,649   84,208   7.60      989,173    71,792   7.26      932,770   69,507   7.45
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
  Consumer loans(3) .......................      74,762    6,455   8.63       60,196     4,781   7.94       65,159    5,531   8.49
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
  Commercial and lease loans(3) ...........      37,492    3,538   9.44       28,717     2,424   8.44       21,368    1,998   9.35
  Lease financing (3) .....................      30,556    2,216   7.25       16,969     1,255   7.40        4,234      322   7.61
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
    Total commercial ......................      68,048    5,754   8.46       45,686     3,679   8.05       25,602    2,320   9.06
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
      Total loans .........................   1,250,459   96,417   7.71    1,095,055    80,252   7.33    1,023,531   77,358   7.56
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
    Total interest-earning assets..........   1,600,712  120,547   7.53    1,404,279   100,010   7.12    1,326,487   97,246   7.33%
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----

Allowance for loan losses .................     (12,873)                     (11,271)                      (11,524)
Other assets ..............................      71,034                       52,878                        52,100
                                             ----------                   ----------                    ----------

    Total assets...........................  $1,658,873                   $1,445,886                    $1,367,063
                                             ==========                   ==========                    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing deposits:
  NOW accounts.............................  $  118,719  $ 1,396   1.18%  $   95,390  $    772   0.81%  $   86,028  $   806   0.94%
  Money market deposit accounts ...........     101,827    3,017   2.96       96,184     2,657   2.76      100,751    2,861   2.84
  Savings accounts.........................     228,763    7,938   3.47      210,668     6,770   3.21      176,633    6,256   3.54
  Certificates of deposit .................     525,900   28,615   5.44      473,764    24,142   5.10      510,794   29,214   5.72
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
    Total interest-bearing deposits .......     975,209   40,966   4.20      876,006    34,341   3.92      874,206   39,137   4.48
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
Borrowed funds:
  Other borrowings ........................      89,474    5,455   6.10       44,574     2,146   4.81       11,794      578   4.90
  Federal Home Loan Bank
      advances ............................     331,142   20,423   6.17      296,237    16,214   5.47      269,766   15,300   5.67
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
    Total borrowed funds...................     420,616   25,878   6.15      340,811    18,360   5.39      281,560   15,878   5.64
                                             ----------  -------   ----   ----------  --------   ----   ----------  -------   ----
    Total interest-bearing
       liabilities ........................   1,395,825   66,844   4.79    1,216,817    52,701   4.33    1,155,766   55,015   4.76%
                                             ----------                   ----------                    ----------

Demand deposits............................     114,540                       92,662                       89,051
Other liabilities..........................      10,896                       10,926                       11,104
                                             ----------                   ----------                    ----------
    Total liabilities......................   1,521,261                    1,320,405                    1,255,921

Stockholders' equity.......................     137,612                      125,481                      111,142
                                             ----------                   ----------                    ----------
    Total liabilities and stock-
      holders' equity......................  $1,658,873                   $1,445,886                    $1,367,063
                                             ==========                   ==========                    ==========
Net interest income .......................              $53,703                      $ 47,309                      $42,231
                                                         =======                      ========                      =======
Interest rate spread ......................                        2.74%                         2.79%                        2.57%
                                                                   ====                          ====                         ====

Net yield on earning assets ...............                        3.35%                         3.37%                        3.18%
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

                                                                        YEARS  ENDED DECEMBER 31,
                                               -------------------------------------------------------------------------------
                                                    2000 COMPARED TO 1999                            1999 COMPARED TO 1998
                                               ---------------------------------           -----------------------------------
                                                            INCREASE                                    INCREASE
                                                           (DECREASE)                                  (DECREASE)
                                                             DUE TO                                      DUE TO
                                               VOLUME         RATE          TOTAL          VOLUME         RATE           TOTAL
                                               ------         ----          -----          ------         ----           -----
                                                                             (IN THOUSANDS)
Interest and dividend income:
  Investments:
    Short-term investments ............      $   (477)      $     99       $   (378)      $   (276)      $    (43)      $   (319)
    Investment securities .............         4,265            794          5,059          3,235           (363)         2,872
    Mortgage-backed securities ........          (957)           648           (309)        (2,540)          (143)        (2,683)
                                             --------       --------       --------       --------       --------       --------
      Total interest and dividends
      on investments ..................         2,831          1,541          4,372            419           (549)          (130)
                                             --------       --------       --------       --------       --------       --------
  Loans:
    Residential loans .................         1,922          1,182          3,104            503         (2,001)        (1,498)
    Commercial real estate loans ......         6,341            364          6,705          2,322           (290)         2,032
    Construction and land loans .......         1,900            707          2,607          2,084           (333)         1,751
                                             --------       --------       --------       --------       --------       --------
      Total real estate loans .........        10,163          2,253         12,416          4,909         (2,624)         2,285
                                             --------       --------       --------       --------       --------       --------
    Consumer loans ....................         1,231            443          1,674           (407)          (343)          (750)
                                             --------       --------       --------       --------       --------       --------
    Commercial and lease loans ........           804            310          1,114            635           (209)           426
    Lease financing ...................           986            (25)           961            942             (9)           933
                                             --------       --------       --------       --------       --------       --------
      Total commercial ................         1,790            285          2,075          1,577           (218)         1,359
                                             --------       --------       --------       --------       --------       --------
        Total interest on loans .......        13,184          2,981         16,165          6,079         (3,185)         2,894
                                             --------       --------       --------       --------       --------       --------
Total interest and dividend
      income ..........................        16,015          4,522         20,537          6,498         (3,734)         2,764
                                             --------       --------       --------       --------       --------       --------
Interest expense:
  Core deposits .......................         1,252            900          2,152          1,015           (739)           276
  Certificates of deposit .............         2,768          1,705          4,473         (2,026)        (3,046)        (5,072)
  Other borrowings ....................         2,617            692          3,309          1,578            (10)         1,568
  Federal Home Loan Bank advances .....         2,027          2,182          4,209          1,463           (549)           914
                                             --------       --------       --------       --------       --------       --------
    Total interest expense ............         8,664          5,479         14,143          2,030         (4,344)        (2,314)
                                             --------       --------       --------       --------       --------       --------

Net increase (decrease) in net interest
  and dividend income .................      $  7,351       $   (957)      $  6,394       $  4,468       $    610       $  5,078
                                             ========       ========       ========       ========       ========       ========

      Provision (Credit) for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to the statement of operations. The allowance is reduced by a credit for loan losses as well as loan charge-offs. Assessing the adequacy of the allowance for loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet possible losses in the loan portfolio after weighing various factors. Among the factors management may consider are the quality of specific loans, risk characteristics of the loan portfolio generally, the level of nonaccruing loans, current economic conditions, trends in delinquencies, actual charge-off experience, and the collateral values of the underlying security. Ultimate loan losses may vary significantly from current estimates and future additions may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, review the Banks' allowance and may require the Banks to provide additions to the allowance based on their assessment, which may differ from management's assessment.

      Purchase accounting rules arising from the acquisition of Gloucester resulted in $1.8 million of the increase in the allowance for loan losses in 2000. In addition, there were provisions for loan losses in 2000 and 1999 of $1.5 million and $400,000, respectively, as compared to a credit for loan losses in 1998 of $1.7 million. Net charge-offs amounted to $70,000 in 2000 compared to net recoveries of $498,000 in 1999, while net charge-offs totaled $330,000 in 1998. The provision for loan losses of $1.5 million in 2000 was primarily due to the increase in total loans and corporate loans in particular. Corporate loan originations were the highest ever experienced and totaled over 56% of all originations as compared to 30% in 1997. The provision for loan losses of $400,000 in 1999 was taken in the fourth quarter due to the fact that almost half of the corporate loan growth occurred in the fourth quarter, which when combined with the sudden deterioration of two lease financing relationships, necessitated the charge to earnings. The credit for loan losses in 1998 resulted from a significant improvement in overall loan quality in that year.

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

      Non-interest Income. The Company recorded income from non-interest sources in the amount of $3.5 million in 2000 and $4.2 million in both 1999 and 1998. The decrease of $711,000 in 2000 was primarily due to net losses from sales of assets held for sale totaling $1.2 million and investments available for sale totaling $723,000 partially offset by increased other income.

      The Company recorded net losses from sales of assets held for sale of $1.2 million in 2000, while recording net gains of $17,000 in 1999 and $653,000 in 1998. The Company realized losses of $1.3 million from the sale of $46.0 million of lower yielding residential loans as part of the third quarter 2000 balance sheet restructuring. Included in each of the three years were gains totaling $481,000, $439,000 and $726,000, respectively, from the capitalization of originated mortgage servicing rights. See "Financial Condition -- Loans" and Notes 1, 2 and 5 to the "Consolidated Financial Statements".

      Andover may incur gains and losses on the sale of the loans that it originates. These loans are generally securitized prior to sale in the form of mortgage-backed securities which are guaranteed by a government agency and are then held for sale. Because loans held for sale are stated at the lower of cost or market value and mortgage-backed securities held for sale are stated at fair value, periods of rising interest rates, such as was experienced in 2000 and 1999, cause the values of loans and mortgage-backed securities held for sale to decrease, resulting in a charge to income. These losses, resulting from the sale of originated loans, excluding the impact of any capitalized servicing rights, totaled $140,000, $398,000 and $79,000, respectively, in 2000, 1999 and 1998.
The Company frequently enters into forward delivery contracts to reduce its exposure to this risk from rising interest rates. Forward delivery contracts may, however, increase exposure to the risk from declining interest rates if sufficient loans or mortgage-backed securities held for sale bearing interest rates specified by the contracts are not available to meet the delivery schedules under the contracts. See Note 17 to the "Consolidated Financial Statements".

      Net losses from sales and redemptions of investments totaled $723,000 in 2000 and $385,000 in 1999, compared to net gains of $17,000 in 1998. In the third quarter of 2000, approximately $31.7 million of lower yielding investments were sold at a loss of $718,000 as part of the balance sheet restructuring. In the third quarter of 1999, approximately $27.6 million of lower yielding investments available for sale were sold at a loss of $385,000. The reinvestment of the sales proceeds in each of the years is intended to improve the Company's net interest margin, and ultimately, to enhance future earnings. See "Financial Condition -- Investments" and Notes 1 and 3 to the "Consolidated Financial Statements".

      Mortgage banking income represents the gross servicing fee income less amortization and provisions or credits for the valuation allowance on the mortgage servicing assets. The Company retains as a service fee a portion of the interest paid by the borrower. A credit to the valuation allowance was recorded in 2000 and 1999 totaling $500,000 and $175,000, respectively, as compared to provisions charged against earnings totaling $1.5 million for the year ended December 31, 1998. In a low interest rate environment, the underlying residential loans may repay faster than expected, causing the fair value of the mortgage servicing assets to decline as well as reducing the gross cash flows collected on a shrinking serviced portfolio. This prepayment risk results in increased provisions and charge-offs to the valuation allowance, and thus lower mortgage banking income.

      Mortgage banking income totaled $1.1 million in 2000, $908,000 in 1999, as compared to a mortgage banking loss of $389,000 in 1998. The increase in income in both 2000 and 1999 was mainly due to the change in fair values caused by higher market interest rates, thereby enabling the Company to record a credit to the valuation allowance. The gross servicing income has fluctuated over the past three years but generally corresponds to the level of average loans serviced for investors.

The table below summarizes the Company's results from servicing loans for investors.


                                                          YEARS ENDED DECEMBER 31,
                                                 ------------------------------------------
                                                   2000            1999            1998
                                                 ---------       ---------       ---------
                                                             (IN THOUSANDS)
Gross servicing income ......................    $   3,193       $   3,219       $   3,137
Amortization ................................       (2,582)         (2,486)         (2,061)
Credit (provisions) for valuation allowance..          500             175          (1,465)
                                                 ---------       ---------       ---------
Net mortgage banking income (loss) ..........    $   1,111       $     908       $    (389)
                                                 =========       =========       =========

Average loans serviced for investors ........    $ 944,238       $ 851,981       $ 887,071
Year-end loans serviced for investors .......    $ 936,026       $ 956,358       $ 894,432

      During 2000, 1999 and 1998, the Company purchased mortgage servicing rights to $60.6 million, $233.2 million and $184.7 million, respectively, in residential first mortgage loans. These purchased balances are included in the balance of loans serviced for investors. As part of its long-term business plan, the Company intends to continue purchasing mortgage servicing rights to maintain, or even increase, the use of its existing servicing capacity as well as increase non-interest income when it is deemed appropriate. The Company also expects to continue selling mortgages in the secondary market while retaining the servicing rights. Therefore, servicing income related to this activity is accordingly expected to continue for the foreseeable future. See Notes 1 and 5 to the "Consolidated Financial Statements".

      Other income totaled $4.4 million, $3.7 million and $3.9 million in 2000, 1999 and 1998, respectively, and was derived primarily from customer service charges and fees. Deposit account service charges, representing the largest component of such other income, totaled $3.0 million in 2000, $2.5 million in 1999 and $2.3 million in 1998. Deposit fees attributable to Gloucester totaled $291,000 in 2000. Loan late charges and other fees remained relatively flat in 2000 and 1999 and totaled $505,000 and $502,000, respectively and totaled $703,000 in 1998. The majority of the increase in deposit fee income in each of the two years is due to increased ATM fee income. As customers increasingly use debit cards or non-customers use the Banks' multiple ATM's, overall fee income has increased. The swing in the loan fee income reflect the changes in the residential loan originations which had increased tremendously in 1998 and then decreased in 2000 and 1999. Other income totaled $522,000, $432,000 and $577,000, respectively, for 2000, 1999 and 1998 and includes income from Liberty Securities, IRA, safe deposit and miscellaneous charges. See Note 13 to the "Consolidated Financial Statements".

      Non-interest Expense. Non-interest expenses totaled $28.2 million in 2000, $22.0 million in 1999 and $22.6 million in 1998. The increase in 2000 was primarily in salaries and benefits expense due to high levels of staffing from running a larger, more geographically diverse company. The decrease in 1999 was primarily due to the curtailment and settlement gains of $1.6 million on terminating the Company's defined benefit plan.

      Salaries and employee benefits, the largest component of non-interest expense, increased $4.3 million to $15.4 million in 2000 and decreased $893,000 to $11.1 million in 1999. The increase in 2000 was primarily due to the reduction of $1.6 million in gains in 1999 due to the defined benefit pension plan termination, staffing costs attributable to Gloucester totaling $787,000, the introduction of a new money purchase plan which accounted for $463,000 and the enhanced 401(k) benefits added another $115,000 while the discretionary incentive program added $206,000 and the costs of running a larger institution. The decrease in 1999 resulted from the previously mentioned gains of $1.6 million from the termination of the Company's defined benefit pension plan which were reflected as a reduction of salary and employee benefits. Offsetting the gains in 1999, however, were increased costs for higher staff levels, merit increases and employee benefits. See Note 14 to the "Consolidated Financial Statements".

      Office occupancy and equipment increased $531,000 to $3.7 million in 2000 and increased $195,000 to $3.2 million in 1999. The increase in 2000 was primarily due to the costs attributable to the addition of Gloucester's banking facilities totaling $365,000. The increase in 1999 was primarily due to increased depreciation costs on equipment purchases and higher expenses on the Company's leased properties. See Note 6 to the "Consolidated Financial Statements".

      Data processing expenses totaled $2.9 million in 2000, $2.4 million in 1999 and $2.1 million in 1998. Data processing expenses increased $554,000 in 2000 due to a higher loan and deposit base resulting primarily from the purchase of Gloucester which contributed $222,000. The increase of $289,000 in 1999 was due to the purchase of loans and mortgage loan servicing and internally generated loan growth. In addition, the various alternative delivery systems, such as accessing accounts via customers' computers, debit cards and/or the telephone service center, have caused overall processing costs to increase in each of the two years. The level of data processing expenses incurred in 1999 on behalf of the Company's effort in its year 2000 compliance was approximately $70,000. As the size and complexity of the Company continues to increase, the information systems needed to support the Company will likely increase.

      Professional fees, including corporate legal and accounting and auditing expenses, totaled $1.1 million in 2000, $1.2 million in 1999 and $940,000 in 1998. Professional fees decreased $52,000 in 2000 resulting from a reduction in corporate legal expenses while increasing $238,000 in 1999 due to increased recruiting expenses and consulting fees.

      Marketing expenses totaled $1.1 million in 2000, $908,000 in 1999 and $831,000 in 1998. Marketing expenses increased $211,000 in 2000 due to increased advertising for the Banks' deposit products in light of the large bank divestitures occurring in the Company's market area. The increase of $77,000 in 1999 is due to an increase in discretionary promotions.

      Mortgage banking expenses totaled $107,000 in 2000, $267,000 in 1999 and $606,000 in 1998. Costs included in mortgage banking expenses are commissions and related expenses paid to the mortgage loan originators, net of any deferred origination expenses, and costs associated with servicing the portfolio for outside investors. The swing in expenses in each of the two years corresponds to the reduced level of residential loan origination volume.

      Amortization of goodwill amounted to $300,000 in 2000, resulting from the acquisition of Gloucester on July 1, 2000.

      Other operating expenses totaled $3.5 million in 2000, $3.0 million in 1999 and $3.1 million in 1998. The increase in 2000 resulted from the continued growth of the Company in both loans and deposits which impacts office supplies, printing expenses, postage expenses and others costs. Some of the cost savings in 1999 resulted from a combination of two subsidiary banks as well as a continued focus on cost containment, particularly in the area of corporate insurance and telephone expenses.

      Federal and State Income Tax Expense. The Company recorded tax expenses of $7.3 million, $10.3 million and $8.2 million in 2000, 1999 and 1998, respectively, and realized effective tax rates of 27%, 35% and 32%, respectively. Due to the favorable resolution of several tax issues in 2000, the Company recorded income tax benefits of $3.0 million. The income tax expense increase of $2.1 million in 1999 resulted from an increase in pre-tax income of 14.2% offset by tax benefits of $440,000. Notwithstanding the tax benefits in 2000, the Company anticipates a normalized effective tax rate of approximately 37% to 38% in 2001 due to the nondeductibility of the goodwill amortization and higher effective tax rates for Gloucester. Recognition of deferred tax assets and liabilities is based on the expected future tax consequences of temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Measurement of deferred tax assets and liabilities is based upon the provision of enacted tax laws and the effects of future changes in tax laws or rates.

      Management believes the existing net deductible temporary differences that give rise to the net deferred income tax asset will reverse in periods in which the Company generates net taxable income. For the years ending December 31, 2000, 1999 and 1998, the Company generated taxable income of approximately $23.0 million, $27.0 million and $22.1 million, respectively. Taxable income differs from pre-tax book income primarily as a result of loan losses and provision for losses on other real estate owned being recognized in a different period than for book income.

      At December 31, 2000, the net deferred tax asset is supported by recoverable income taxes of approximately $16.9 million. Management believes that the net deferred income tax asset at December 31, 2000 will be realized based upon the high level of taxable income in each of the past three years. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

      See Note 11 to the "Consolidated Financial Statements" for further information.

FINANCIAL CONDITION

      Total assets increased $332.2 million, or 22.3%, to $1,823.2 million at December 31, 2000. The growth in total assets during 2000 was primarily due to an increase of $223.1 million in total loans and $80.3 million in total investments. The acquisition of Gloucester was a contributing factor to the growth in 2000 by adding $132.6 million in total assets. Total assets at December 31, 1999 amounted to $1,491.1 million, an increase of $80.8 million or 5.7% from $1,410.2 million at December 31, 1998, resulting primarily from an increase in total loans of $82.3 million.

LOANS

      Total loans at December 31, 2000, prior to the allowance for loan losses, amounted to $1,356.2 million compared with $1,133.1 million at December 31, 1999, an increase of $223.1 million or 19.7%, primarily due to internally generated loan growth. The purchase of Gloucester, which accounted for $94.5 million in loans at December 31, 2000, and purchases totaling $59.5 million in residential and commercial real estate whole loans, were also factors in the growth achieved by the Company during 2000. As of December 31, 2000, 64.8% of Andover's total loan portfolio consisted of loans with adjustable rates as compared to 58.1% at December 31, 1999, reflecting the increased preference of variable rate products in light of the higher interest rates charged for the longer term fixed rate products.

      The following table shows the composition of the Company's loan portfolio at the dates indicated. The balances shown are net of unadvanced funds, loan premiums or discounts and deferred loan origination fees and costs.

                                                                          AT DECEMBER 31,
                                ----------------------------------------------------------------------------------------------------
                                         2000                1999                1998              1997                   1996
                                         ----                ----                ----              ----                   ----
                                                                        (DOLLARS IN THOUSANDS)
Real estate loans:
  Residential ..................$  811,214   59.8%  $  743,747    65.6%  $  740,009    70.4%  $715,503    73.1%   $ 619,955    71.3%
  Commercial ...................   284,419   21.0      207,364    18.3      163,999    15.6    148,462    15.2      142,496    16.4
  Construction and land ........    89,922    6.6       63,660     5.6       56,568     5.4     31,499     3.2       35,001     4.0
                                ----------  -----   ----------   -----   ----------   -----   --------   -----    ---------   -----
       Total real estate loans.. 1,185,555   87.4    1,014,771    89.5      960,576    91.4    895,464    91.5      797,452    91.7
                                ----------  -----   ----------   -----   ----------   -----   --------   -----    ---------   -----
Consumer loans:
  Home equity lines of credit
    and second mortgages .......    75,898    5.6       56,412     5.0       55,691     5.3     58,605     6.0       49,670     5.7
  Other consumer ...............    11,424    0.9        5,419     0.5        6,160     0.6      9,599     1.0        9,554     1.1
                                ----------  -----   ----------   -----   ----------   -----   --------   -----    ---------   -----
    Total consumer loans .......    87,322    6.5       61,831     5.5       61,851     5.9     68,204     7.0       59,224     6.8
                                ----------  -----   ----------   -----   ----------   -----   --------   -----    ---------   -----
Commercial loans:
  Commercial and lease loans ...    47,828    3.5       27,378     2.4       18,365     1.7     14,325     1.5       13,359     1.5
  Lease financing ..............    35,476    2.6       29,121     2.6        9,973     1.0        830      --           --      --
                                ----------  -----   ----------   -----   ----------   -----   --------   -----    ---------   -----
    Total commercial loans .....    83,304    6.1       56,499     5.0       28,338     2.7     15,155     1.5       13,359     1.5
                                ----------  -----   ----------   -----   ----------   -----   --------   -----    ---------   -----

  Total loans .................. 1,356,181  100.0%   1,133,101   100.0%   1,050,765   100.0%   978,823   100.0%     870,035   100.0%
                                            =====                =====                =====              =====                =====
Allowance for loan losses ......   (14,640)            (11,384)             (10,486)           (12,521)             (12,229)
                                ----------          ----------           ----------           --------            ---------

  Net loans.....................$1,341,541          $1,121,717           $1,040,279           $966,302            $ 857,806
                                ==========          ==========           ==========           ========            =========

      Total real estate loans, which represent the largest component of the loan portfolio, increased $170.8 million in 2000 to $1,185.6 million at December 31, 2000, due to real estate loan originations of $321.4 million and the purchase of Gloucester which contributed $72.2 million. Origination volumes are sensitive to market rates, particularly in the residential loan refinancing arena. As indicated by the following table, total loan originations were the highest in 1998, a year with low interest rates throughout the year. At the start of 1999, low interest rates prevailed but in the spring of 1999, market interest rates increased, a trend that continued through the middle part of 2000, when longer term interest rates declined. However, total loan originations were strong in each of the other years but the mix between retail and corporate originations, and even in fixed rate versus variable rate products, change in relation to the level of mortgage refinance activity.

The following table shows the composition of the Company's loan originations and loan purchases, including the results of Gloucester subsequent to July 1, 2000, for the years indicated:

                                                                YEARS  ENDED DECEMBER 31,
                                             ------------------------------------------------------------
                                               2000        1999          1998        1997         1996
                                             --------     --------     --------     --------     --------
                                                                     (IN THOUSANDS)
Retail loans:
  Residential fixed rate loans .........     $ 31,975     $ 82,500     $212,248     $ 81,342     $ 89,830
  Residential variable rate loans ......      112,543       91,321      117,146       83,917       78,453
                                             --------     --------     --------     --------     --------
    Total residential originations .....      144,518      173,821      329,394      165,259      168,283
                                             --------     --------     --------     --------     --------
  Home equity lines of credit
    and second mortgages ...............       30,544       22,471       22,562       28,486       25,411
  Other consumer .......................        6,399        4,881        5,489        6,029        6,149
                                             --------     --------     --------     --------     --------
    Total consumer originations ........       36,943       27,352       28,051       34,515       31,560
                                             --------     --------     --------     --------     --------
     Total retail originations .........      181,461      201,173      357,445      199,774      199,843
                                             --------     --------     --------     --------     --------
Corporate loans:
  Commercial real estate loans .........       61,062       68,318       64,662       32,858       32,800
  Construction and land loans ..........      115,844       52,941       51,852       31,800       41,888
  Commercial and lease loans ...........       41,087       33,330       24,296       18,591       19,732
  Lease financing ......................       11,849       22,735       13,098          830         --
                                             --------     --------     --------     --------     --------
    Total corporate originations .......      229,842      177,324      153,908       84,079       94,420
                                             --------     --------     --------     --------     --------
  Residential and commercial real estate
      whole loan purchases .............       59,457       38,346       22,875       71,297       32,474
                                             --------     --------     --------     --------     --------
Total loan originations and purchases ..     $470,760     $416,843     $534,228     $355,150     $326,737
                                             ========     ========     ========     ========     ========

      Residential loan originations totaled $144.5 million in 2000, $173.8 million in 1999 and $329.4 million in 1998. It should be noted that these originations are not fully reflected in loan balances outstanding due to the securitization, regular amortization and prepayments of residential real estate loans as well as refinancings and the sale of a portion of the new loan production. As mentioned above, the originations of residential loans are sensitive to market interest rates. As a result, 1998 experienced extremely high levels of refinancings.

      The majority of the Company's residential loans are underwritten to be eligible for sale in the secondary market. Andover sells most of the eligible 30-year fixed rate loans it originates. A loan which the Company intends to sell may be sold directly or converted into mortgage-backed securities and sold in that form. Residential loans sold directly amounted to $20.7 million in 2000, $1.4 million in 1999 and $6.1 million in 1998. Those sold in the form of mortgage-backed securities held for sale or available for sale totaled $31.4 million, $32.3 million and $53.3 million, respectively, in 2000, 1999 and 1998. Included in these amounts are the loans sold as part of the balance sheet restructuring in 2000 in the amount of $46.0 million. The portfolio of residential mortgage loans serviced for others totaled $936.0 million at December 31, 2000, compared to $956.4 million at December 31, 1999 and $894.4 million at December 31, 1998.

      Commercial real estate loans increased $77.1 million in 2000 to $284.4 million at December 31, 2000, while construction and land loan balances increased $26.3 million to $89.9 million in the same period. Outstanding commercial loans increased $26.8 million in 2000 to $83.3 million at December 31, 2000. While originations of corporate loans, comprised of commercial real estate, commercial, construction and land loans and lease financings, are sensitive to the interest rate environment; a customer's capacity for borrowing, real estate values and current and anticipated economic conditions have a more critical role. Origination volumes for these loan types have increased substantially in 2000, reflecting increasing real estate values, higher capacity for borrowings, as well as the Company's continued interest in corporate lending. Total originations of corporate loans were $229.8 million in 2000, $177.3 million in 1999 and $153.9 million in 1998. The level of corporate originations in 2000 exceeded the level of retail originations for the first time. Not all originations reflect the balances advanced at the time of origination due to amounts available for future commitments, nor does it reflect the level of prepayments experienced in the corporate loan portfolio.

      Commercial real estate, construction and land, commercial loans and lease financing involve significant risks compared with single-family residential mortgage and consumer lending. See Item 1, "Business -- Lending Activities".

      Consumer loans outstanding increased to $87.3 million at December 31, 2000, after decreasing in 1999 and 1998. Over the past several years, the Company has aggressively priced its home equity lines of credit and second mortgage loans, thereby keeping originations of these loans in excess of $20 million per year. Other consumer loans include collateral loans and installment loans. Originations of consumer loans are also sensitive to changes in the interest rate environment and increasing real estate values.

RISK ELEMENTS

      The following table shows the composition of non-performing assets at December 31:

                                       2000          1999          1998          1997          1996
                                       ----          ----          ----          ----          ----
                                                             (DOLLARS IN THOUSANDS)

Nonaccruing loans .................   $ 1,676       $ 2,456       $ 3,240       $ 7,849       $10,699
Other real estate owned ...........        30            41           252           406         1,683
                                      -------       -------       -------       -------       -------
     Total non-performing assets...   $ 1,706       $ 2,497       $ 3,492       $ 8,255       $12,382
                                      =======       =======       =======       =======       =======

Total non-performing assets as a
  percentage of total assets ......       0.1%          0.2%          0.2%          0.6%          1.0%

      During 2000, continued progress was made in reducing non-performing assets with a decline of $791,000 or 31.7%, primarily due to a reduction of nonaccruing loans. Loans transferred into other real estate owned totaled $269,000, $395,000 and $773,000 in 2000, 1999 and 1998, respectively.

      While the Company has experienced the lowest level of non-performing assets since 1987, there is a heightened awareness of any changes in the local economy or real estate values which may have an impact on the continued success in keeping the non-performing assets and delinquent loans to a minimum. For instance, approximately 29% and 14% of the total balances in the lease financing portfolio are represented by the manufacturing and retail sectors, respectively, which have experienced overall slowness in their respective industries. The Company has been monitoring a potential problem loan in the amount of $2.5 million, which is included in the accruing commercial portfolio as of December 31, 2000. The borrower with this potential problem loan manufactures products for the automobile industry and has communicated that it is experiencing difficulties in paying its obligations and may need to engage in a restructuring of its debt in order to fulfill its financial obligations. The Company is currently analyzing the status of this loan as it is possible this loan will be placed on nonaccrual status.

      At December 31, 2000, total impaired loans were $2.0 million, of which $372,000 had related allowances of $122,000 and $1.6 million which did not require a related impairment allowance. All of the $2.0 million in impaired loans have been measured using the fair value of the collateral method. During the year ended December 31, 2000, the average recorded value of impaired loans was $2.6 million and the related amount of interest income recognized was $36,000.

      See Notes 1 and 4 to the "Consolidated Financial Statements" for further information.

      Nonaccruing Loans. Management places loans, regardless of collateral values, on nonaccrual status when principal or interest is past due 90 days or more. All previously accrued but uncollected interest is reversed against current period interest income when a loan is placed on nonaccrual status. Loans for which payments are less than 90 days past due are placed on nonaccrual status when concern exists as to the collection of principal or interest. Non-performing loans are not returned to performing status until the obligation is brought current and when concern no longer exists as to the collectibility of principal or interest.

      The following table shows the composition of nonaccruing loans at December 31:

                                           2000         1999           1998         1997          1996
                                           ----         ----           ----         ----          ----
                                                              (DOLLARS IN THOUSANDS)

Residential real estate .............    $   342       $   588       $   932       $ 2,436       $ 2,838
Commercial real estate ..............        799         1,308         2,023         4,866         6,901
Construction and land ...............       --            --            --            --              79
Commercial and lease loans ..........        382           101           255           513           727
Lease financing .....................        100           435          --            --            --
Consumer ............................         53            24            30            34           154
                                         -------       -------       -------       -------       -------
  Total nonaccrual loans ............    $ 1,676       $ 2,456       $ 3,240       $ 7,849       $10,699
                                         =======       =======       =======       =======       =======

Allowance for loan losses ...........    $14,640       $11,384       $10,486       $12,521       $12,229
                                         =======       =======       =======       =======       =======
Allowance for loan losses as a
  percentage of nonaccruing loans....      873.5%        463.5%        323.6%        159.5%        114.3%

Allowance for loan losses as a
  percentage of total loans .........        1.1           1.0           1.0           1.3           1.4

      During 2000, loans on nonaccrual decreased 31.8% to $1.7 million, throughout most loan categories. Interest income of approximately $482,000 would have been recorded in 2000 on nonaccruing loans if those loans had been on a current basis in accordance with their original terms. Interest income actually recognized in 2000 on nonaccruing loans amounted to approximately $174,000. In addition, $91,000 in interest payments were received on nonaccruing loans during 2000 and applied as a reduction of the loan balance instead of as interest income.

      Other Real Estate Owned. Andover's other real estate owned has consistently declined over the last several years as economic conditions and real estate values have improved. The valuation allowance represents management's estimate of the net fair value of other real estate owned.

      The following table shows the composition of other real estate owned at December 31:

                                         2000          1999           1998         1997          1996
                                         ----          ----           ----         ----          ----
                                                               (IN THOUSANDS)

Other real estate owned ............    $    50       $    61       $   293       $   641       $ 1,859
Valuation allowance ................        (20)          (20)          (41)         (235)         (176)
                                        -------       -------       -------       -------       -------
     Total other real estate owned..    $    30       $    41       $   252       $   406       $ 1,683
                                        =======       =======       =======       =======       =======

      All other real estate owned is carried at the lower of the carrying value of the loan or the net fair value of the property. Initial writedowns to net fair value are charged to the allowance for loan losses and totaled $50,000 in 2000, $104,000 in 1999 and $172,000 in 1998. There were no subsequent provisions taken in 2000. In 1999 and 1998, credit provisions were taken to reduce the valuation allowance in the amount of $20,000 and $107,000, respectively. Gains of $64,000, $52,000 and $50,000 were recognized on sales of $344,000, $678,000 and $1.1 million in other real estate owned in 2000, 1999 and 1998, respectively.

      Allowance for Loan Losses. The following table summarizes the activity in Andover's allowance for loan losses during the five years ended December 31:

                                             2000            1999            1998            1997            1996
                                             ----            ----            ----            ----            ----
                                                                    (DOLLARS IN THOUSANDS)
Balance at beginning of year ........      $ 11,384        $ 10,486        $ 12,521        $ 12,229        $ 11,665
Balance of acquired institution .....         1,826            --              --              --              --
Provision (credit) for loan losses ..         1,500             400          (1,705)            983           2,555

Charge-offs:
     Residential real estate ........           (17)            (97)           (223)           (767)           (822)
     Commercial real estate .........           (16)            (20)           (739)           (920)         (2,208)
     Construction and land ..........          --              --              --              --              --
     Commercial and lease loans .....           (77)           (162)            (37)            (90)           (100)
     Lease financing ................          (652)           (462)           (491)           --              --
     Consumer .......................            (8)             (7)            (10)            (27)           (153)
                                           --------        --------        --------        --------        --------
     Total charge-offs ..............          (770)           (748)         (1,500)         (1,804)         (3,283)
                                           --------        --------        --------        --------        --------
Recoveries:
     Residential real estate ........            17              30              80              27              45
     Commercial real estate .........           255             706             400             142             178
     Construction and land ..........          --                19             371             324             588
     Commercial and lease loans .....           214             289             289             597             461
     Lease financing ................           206             180            --              --              --
     Consumer .......................             8              22              30              23              20
                                           --------        --------        --------        --------        --------
     Total recoveries ...............           700           1,246           1,170           1,113           1,292
                                           --------        --------        --------        --------        --------
Net (charge-offs) recoveries ........           (70)            498            (330)           (691)         (1,991)
                                           --------        --------        --------        --------        --------

Balance at end of year ..............      $ 14,640        $ 11,384        $ 10,486        $ 12,521        $ 12,229
                                           ========        ========        ========        ========        ========

Ratio of net (charge-offs) recoveries
  to average loans outstanding ......         (0.01)%          0.05%          (0.03)%         (0.08)%         (0.24)%

      The allowance for loan losses as a percentage of total loans was 1.1% at December 31, 2000 while it remained stable at 1.0% at both December 31, 1999, and December 31, 1998. While the Company had previously experienced four years with loan recoveries in excess of $1.1 million each, this trend did not continue in 2000; nor is it expected to continue in the future. Management analyzes the adequacy of the allowance for loan losses on a quarterly basis. See "Results of Operations -- Provision for Loan Losses". Management measures the adequacy of its allowance for loan losses by assigning loans into risk categories based on a loan classification system modeled after the bank regulatory classification system. While management believes that its allowance for loan losses is adequate to cover possible losses, there are uncertainties regarding future events. Deterioration in the real estate market or economy may result in additions to nonaccruing loans, charge-offs or provisions for loan losses in order to maintain an adequate allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to provide additions to the allowance based on their judgments about information available to them at the time of their examination. Allocation of the allowance for loan losses to the various categories of the portfolio is also made periodically, based on management's judgment in weighing various factors, including the quality of specific loans, the level of nonaccruing loans in the various categories, current economic conditions, trends in delinquencies and prior charge-offs, and the collateral value of the underlying security. Because the allowance for loan losses is based on various estimates, including loan collectibility and real estate values, and includes a high degree of judgment, subsequent changes in the general economic prospects of the borrowers may require changes in those estimates.

      The changes in the allowance allocated to each category of loan directly corresponds to the level of nonaccrual loans and adversely classified loans as well as the level of outstanding loans. Andover historically has experienced lower losses in its residential mortgage loan portfolio and, therefore, allocations applicable to this portfolio are lower.

      The following table summarizes the allocation of the allowance for loan losses at December 31:


                                2000                   1999                  1998                 1997                  1996
                         --------------------- --------------------  -------------------  --------------------  --------------------
                                        LOAN                LOAN                 LOAN                 LOAN                  LOAN
                                     CATEGORY             CATEGORY             CATEGORY             CATEGORY              CATEGORY
                                    AS A % OF             AS A % OF           AS A % OF              AS A % OF           AS A % OF
                                       TOTAL                TOTAL                TOTAL                 TOTAL                TOTAL
                          AMOUNT       LOAN      AMOUNT     LOAN       AMOUNT    LOAN       AMOUNT     LOAN      AMOUNT     LOAN
LOAN CATEGORY            ALLOCATED  PORTFOLIO  ALLOCATED  PORTFOLIO  ALLOCATED PORTFOLIO  ALLOCATED  PORTFOLIO  ALLOCATED  PORTFOLIO
-------------            ---------  ---------  ---------  ---------  -------------------  ---------  ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS)
Real estate:
  Residential............ $ 2,336     60%      $ 2,346        66%      $ 2,341    70%      $ 2,399        73%   $ 2,154       71%
  Commercial............    5,901     21         5,017        18         4,425    16         5,526        15      5,952       16
  Construction and land.    1,913      6         1,470         6         1,256     5           697         3        802        4
                          -------    ---       -------       ---       -------   ---       -------       ---    -------      ---
    Total real estate....  10,150     87         8,833        90         8,022    91         8,622        91      8,908       91
Consumer.................     524      6           358         5           365     6           421         7        392        7
Commercial and lease
  loans..................   1,220      4           992         2           716     2           798         2        848        2
Lease financing..........   1,086      3           801         3           274     1            23        --         --       --
Unallocated..............   1,660     --           400        --         1,109    --         2,657        --      2,081       --
                          -------    ---       -------       ---       -------   ---       -------       ---    -------      ---

     Totals.............. $14,640    100%      $11,384       100%      $10,486   100%      $12,521       100%   $12,229      100%
                          =======    ===       =======       ===       =======   ===       =======       ===    =======      ===


      Notwithstanding the foregoing allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

INVESTMENTS

      Andover's investment portfolio totaled $367.0 million as of December 31, 2000, of which Gloucester's investments added $19.5 million. Investments totaled $286.7 million as of December 31, 1999. The Company manages the investment portfolio in accordance with an investment policy adopted by the Board of Directors. The primary objectives are to provide interest and dividend income, to ensure adequate liquidity and to achieve an acceptable asset/liability gap position while diversifying the asset mix. The investment portfolio is also evaluated in comparison to returns that are earned by the loan portfolio.

      During the third quarter of 2000, the Company sold lower yielding investment securities totaling $31.7 million at a loss of $718,000. These included a U.S. government obligation, a federal agency, FNMA pass-through certificates, and FHLMC participation certificates. During the third quarter of 1999, approximately $27.6 million of lower yielding investments were sold at a loss of $385,000. These included U.S. government obligations and GNMA mortgage-backed securities. The reinvestment of the sales proceeds in both years was intended to enhance future earnings.

      The principal component of the total investment portfolio is corporate bonds, which accounted for 38.5% of total investments at December 31, 2000. Mortgage-backed securities used to account for the majority of the investment portfolio and account for 30.2% at December 31, 2000, down from 43.0% of total investments as of December 31, 1999. The remaining portion of the total investment portfolio consists of U.S. government and federal agency obligations, short-term investments, equity securities and other investment grade securities.

      All of the mortgage-backed securities represent undivided interests in pools of mortgages which have been formed into pass-through securities and sold to investors by GNMA, FHLMC and FNMA. Securities issued by GNMA, a wholly-owned U.S. government corporation, are fully guaranteed as to the timely payment of principal and interest. Securities issued by FHLMC and FNMA, which are government sponsored corporations, carry each corporation's guarantee as to the timely payment of interest and the ultimate payment of principal. Cash flows from the underlying mortgages of all mortgage-backed securities are passed through to Andover in the form of monthly payments of interest, scheduled principal amortization, and prepayments of mortgage balances. These securities, therefore, have unpredictable cash flows. Principal repayments on all mortgaged-backed securities in the investment portfolio totaled $24.0 million in 2000 as compared to $54.4 million in 1999, reflecting, among other things, the slowdown in the mortgage refinance market due to higher market interest rates. The approximate market value of adjustable rate mortgage-backed securities included in the investment portfolio totaled $9.4 million at December 31, 2000, as compared to $11.6 million at December 31, 1999, primarily due to the sale of investments mentioned above.

      The carrying amount of callable securities included in investments available for sale and investments held to maturity totaled $29.6 million and $8.5 million, respectively, as of December 31, 2000.

      The following table sets forth information regarding the carrying amounts of the investment portfolio at December 31:

                                                         2000          1999         1998
                                                       --------      --------      --------
                                                                  (IN THOUSANDS)

SHORT-TERM INVESTMENTS ..........................      $ 29,300      $  1,600      $ 16,100
                                                       ========      ========      ========
INVESTMENTS AVAILABLE FOR SALE (AT MARKET):
Common stocks ...................................      $  3,494      $  1,248      $    537
                                                       --------      --------      --------

U.S. government and federal agency obligations ..        73,691        65,191        62,556
Other bonds and obligations .....................       140,457        84,336        37,561
                                                       --------      --------      --------
  Total bonds and obligations ...................       214,148       149,527       100,117
                                                       --------      --------      --------

GNMA mortgage-backed securities .................        29,387        27,381        35,884
FHLMC participation certificates ................        18,366        19,118        26,981
FNMA pass-through certificates ..................        11,986        11,433         2,509
Collateralized mortgage obligations .............        11,774        12,663          --
                                                       --------      --------      --------
  Total mortgage-backed securities ..............        71,513        70,595        65,374
                                                       --------      --------      --------
    Total investments available for sale ........      $289,155      $221,370      $166,028
                                                       ========      ========      ========

INVESTMENTS HELD TO MATURITY (AT AMORTIZED COST):
U.S. government and federal agency obligations ..      $  8,500      $  8,507      $  8,526
Other bonds and obligations .....................         1,005         2,514         4,545
                                                       --------      --------      --------
  Total bonds and obligations ...................         9,505        11,021        13,071
                                                       --------      --------      --------

FNMA pass-through certificates ..................        17,917        24,082        35,435
FHLMC participation certificates ................        12,207        18,073        30,207
GNMA mortgage-backed securities .................         1,573         1,923         2,576
Collateralized mortgage obligations .............         7,042         8,268        19,080
Other asset-backed securities ...................           289           385           551
                                                       --------      --------      --------
  Total mortgage-backed securities ..............        39,028        52,731        87,849
                                                       --------      --------      --------
    Total investments held to maturity ..........      $ 48,533      $ 63,752      $100,920
                                                       ========      ========      ========

      Total investments .........................      $366,988      $286,722      $283,048
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

      See Notes 1, 2 and 3 to the "Consolidated Financial Statements" for further information.

      There was a fair value increase of $11.9 million in the investment portfolio, from a net unrealized loss of $6.2 million at December 31, 1999 to a net unrealized gain of $5.7 million at December 31, 2000, resulting from the changes in market interest rates as mentioned previously. Changes in interest rates and their impact on the unrealized gain or loss in the investment portfolio are not material factors in the Company's overall investment strategy. This is largely due to the fact that neither the changes nor their impact can be controlled by the Company.

      The following table presents unrealized gains and losses by major categories of securities at December 31, 2000. The net unrealized gains of $5.3 million on investments available for sale are included in stockholders' equity, net of applicable income taxes at December 31, 2000. At that date, Andover's net unrealized gains on investments held to maturity amounted to $481,000.

                                                    UNREALIZED     UNREALIZED
                                                       GAINS         LOSSES
                                                       -----         ------
                                                           (IN THOUSANDS)
INVESTMENTS AVAILABLE FOR SALE:

Common stocks ..................................      $   864        $   --
U.S. government and federal agency obligations..        1,649           (130)
Other bonds and obligations ....................        2,234           (752)
Mortgage-backed securities .....................        1,561           (173)
                                                      -------        -------
  Total investments available for sale .........      $ 6,308        $(1,055)
                                                      =======        =======
INVESTMENTS HELD TO MATURITY:

U.S. government and federal agency obligations..      $     2        $   --
Other bonds and obligations ....................           17            --
Mortgage-backed securities .....................          543            (81)
                                                      -------        -------
  Total investments held to maturity ...........      $   562        $   (81)
                                                      =======        =======

  Total unrealized gains and losses ............      $ 6,870        $(1,136)
                                                      =======        =======

      The following table presents an analysis of the maturity distribution and average yields of investments available for sale and held to maturity at December 31, 2000. Callable investments available for sale and investments held to maturity are shown in the periods corresponding to their scheduled maturity without regard to call dates. Mortgage-backed securities are shown in the periods corresponding to scheduled principal amortization computed based on their weighted average maturities and weighted average rates without regard to prepayments.

                                                                        LENGTH OF TIME TO MATURITY
                                                                        --------------------------
                                                               AFTER ONE        AFTER FIVE
                                                                YEAR BUT        YEARS BUT
                                             WITHIN              WITHIN           WITHIN             AFTER
                                           ONE YEAR            FIVE YEARS        TEN YEARS          TEN YEARS             TOTAL
                                        --------------     ----------------    --------------    ---------------    ----------------
                                        AMOUNT   YIELD     AMOUNT     YIELD    AMOUNT   YIELD    AMOUNT    YIELD    AMOUNT     YIELD
                                        ------   -----     ------     -----    ------   -----    ------    -----    ------     -----
                                                                      (DOLLARS IN THOUSANDS)
Short-term investments .............   $29,300    5.94%   $     --     .--%    $    --    .--%   $    --    .--%   $ 29,300    5.94%
                                       =======    ====    ========    ====     =======   ====    =======   ====    ========
Investments available for sale:
  Total bonds and obligations ......   $16,647    6.46%   $144,417    6.91%    $49,213   6.96%   $ 3,871   5.68%   $214,148    6.86%
  Total mortgage-backed
    securities .....................     3,435    7.13      15,947    7.14      26,472   7.12     25,659   7.10      71,513    7.12
                                       -------    ----    --------    ----     -------   ----    -------   ----    --------    ----
      Total investments
        available for sale..........   $20,082    6.57%   $160,364    6.93%    $75,685   7.02%   $29,530   6.91%   $285,661    6.93%
                                       =======    ====    ========    ====     =======   ====    =======   ====    ========    ====
Investments held to maturity:
  Total bonds and obligations ......   $ 1,005    8.37%   $  8,500    6.52%    $    --     --%   $    --     --%   $  9,505    6.72%
  Total mortgage-backed
    securities .....................     2,139    6.92       9,153    6.92      13,694   6.99     14,042   6.97      39,028    6.96
                                       -------    ----    --------    ----     -------   ----    -------   ----    --------    ----
      Total investments held
        to maturity ................   $ 3,144    7.38%   $ 17,653    6.73%    $13,694   6.99%   $14,042   6.97%   $ 48,533    6.91%
                                       =======    ====    ========    ====     =======   ====    =======   ====    ========    ====

Total investments ..................   $52,526    6.27%   $178,017    6.91%    $89,379   7.01%   $43,572   6.93%   $363,494    6.85%
                                       =======    ====    ========    ====     =======   ====    =======   ====    ========    ====

DEPOSITS

      Total deposits increased $252.7 million during 2000 to $1,221.2 million at December 31, 2000, of which Gloucester contributed $108.7 million, compared to a decrease of $20.1 million during 1999. This increase was most pronounced in certificates of deposit which increased $95.7 million during 2000 although the balances decreased $13.3 million in 1999. In addition, demand deposit accounts rose by $58.8 million during 2000 while decreasing $16.2 million in 1999. The rise in NOW account balances totaled $52.1 million in 2000 compared with a decrease of $3.6 million in 1999. Savings accounts increased $33.5 million and $14.0 million in 2000 and 1999, respectively. The popularity of these accounts was primarily due to the introduction of a tiered savings product offering customers a premium rate on balances in excess of $50,000. This premium product represents more than half of the savings account balances in each of the past two years. Money market accounts increased $12.5 million in 2000 from a decrease of $1.0 million in 1999.

      See Note 8 to the "Consolidated Financial Statements" for further information.

      The following table reflects the balance of deposit accounts of Andover at each date indicated and the weighted average interest rates at December 31:

                                               2000                       1999                        1998
                                  ---------------------------  --------------------------- ----------------------------
                                                     WEIGHTED                     WEIGHTED                     WEIGHTED
                                             PERCENT  AVERAGE            PERCENT  AVERAGE             PERCENT   AVERAGE
                                                OF   INTEREST               OF    INTEREST              OF     INTEREST
                                   AMOUNT     TOTAL   RATE     AMOUNT     TOTAL     RATE    AMOUNT     TOTAL     RATE
                                   ------     -----   ----     ------     -----     ----    ------     -----     ----
                                                                (DOLLARS IN THOUSANDS)

Demand deposit accounts ....... $  145,660    11.9%    .--%  $ 86,871       9.0%     .--%  $103,029      10.4%     .--%
NOW accounts ..................    151,168    12.4    1.38     99,040      10.2     0.76    102,635      10.4     0.79
Money market deposit accounts..    107,814     8.8    2.97     95,291       9.8     2.75     96,332       9.7     2.77
Savings accounts ..............    246,812    20.2    3.65    213,286      22.0     3.25    199,304      20.2     3.19
Variable rate certificates ....     23,006     1.9    6.68      3,434       0.4     4.59      4,463       0.5     4.31
Fixed rate certificates .......    546,729    44.8    5.78    470,611      48.6     5.05    482,893      48.8     5.53
                                ----------   -----           --------     -----            --------     ----
  Total deposits .............. $1,221,189   100.0%   3.88%  $968,533     100.0%    3.53%  $988,656     100.0%    3.72%
                                ==========   =====    ====   ========     =====     ====   ========     =====     ====


      Deposits are derived from customers who work or reside in the Company's market area and surrounding communities, and from businesses located in that area. Brokered deposits totaled $45.0 million at December 31, 2000. There were no brokered deposits in each of the prior two years.

      The following table presents Andover's outstanding time certificates in denominations of $100,000 or greater, with remaining maturities at December 31:


REMAINING TERM TO MATURITY                               2000               1999                1998
--------------------------                               ----               ----                ----
                                                                       (IN THOUSANDS)

Three months or less.................................  $ 29,715            $18,448             $21,612
Over three months to six months......................    50,371             18,421              24,751
Over six months to twelve months.....................    40,025             21,701              23,114
Over twelve months...................................    37,343             32,781              17,711
                                                       --------            -------             -------
    Total............................................  $157,454            $91,351             $87,188
                                                       ========            =======             =======

BORROWINGS

      Total borrowings increased $56.8 million in 2000 to $436.2 million at December 31, 2000, and increased $95.6 million during 1999 to $379.4 million at December 31, 1999. In order to fund the strong growth in total assets in 2000, the Banks have increased their reliance on borrowed funds to supplement the growth in total deposits. The Banks will continue to rely on borrowed funds as an alternative source of funds in order to grow interest earning assets. The Banks have multiple sources for borrowed funds, including their primary source, the FHLB of Boston.

      The weighted average rate on the total borrowings rose to 6.07% at December 31, 2000, from 5.31% at December 31, 1999, and 5.64% at December 31, 1998. The rise in the weighted average interest rate since year end 1999 was due to the increase in interest rates experienced in 2000. The decline in the weighted average interest rate in 1999 was due to a change in the mix of borrowed funds and reflects the shorter term maturities during 1999. Borrowed funds, maturing within one year or with an initial call date within one year as of December 31, 2000, were approximately 86.8% as compared to 81.4% at December 31, 1999. This shorter term position will enable the Company to take advantage of falling interest rates in the early part of 2001.

      The amount of callable advances included in total borrowings totaled $193.0 million as of December 31, 2000. These advances are callable at the discretion of the FHLB of Boston, starting in 2001 and at regular intervals thereafter.

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

      One method used to measure the interest rate risk exposure is the Company's gap analysis, which involves comparing the difference between assets and liabilities that mature or reprice during a given period of time. These differences are a primary component of the risk to net interest income. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. A positive gap would produce increased net interest income during a period of rising interest rates and decreased net interest income when interest rates decline. A negative gap would have the reciprocal impact on net interest income.

      The primary cause for the change in the Company's gap position from December 31, 1999 to December 31, 2000, was the prepayment speeds used on the residential loan and mortgage-backed securities portfolios from one year to the next. This resulted in a negative gap position of 16.0% at December 31, 2000, as compared to a negative gap position of 22.4% at December 31, 1999.

     The following table illustrates the Company's gap position, or the estimated maturity and repricing structure of its interest sensitive assets and interest sensitive liabilities, at December 31, 2000.


                                            1-180         181-365          >1-3         >3-5           5+
                                            DAYS           DAYS           YEARS         YEARS         YEARS        TOTAL
                                            ----           ----           -----         -----         -----        -----
                                                                        (DOLLARS IN THOUSANDS)
Interest sensitive assets:
  Fixed rate securities...............   $   37,490     $   12,939     $   72,869     $  126,098    $   75,422    $  324,818
  Variable rate securities ...........       36,001          2,675           --             --            --          38,676
  Fixed rate loans ...................       44,018         42,185        151,762         97,015       142,268       477,248
  Variable rate loans ................      284,578        138,056        260,352        126,906        67,365       877,257
  Other interest sensitive assets ....       28,403           --             --             --            --          28,403
                                         ----------     ----------     ----------     ----------    ----------    ----------
    Total interest sensitive assets ..      430,490        195,855        484,983        350,019       285,055     1,746,402
                                         ----------     ----------     ----------     ----------    ----------    ----------

Interest sensitive liabilities:
  NOW accounts .......................        6,217          5,910         20,848         15,336       102,857       151,168
  Savings and money market
   deposit accounts ..................       59,192         57,770         97,573         19,832       120,259       354,626
  Certificates of deposit ............      269,995        139,875        154,773          5,089             3       569,735
  Total borrowed funds ...............      265,474        113,090         55,154            365         2,135       436,218
                                         ----------     ----------     ----------     ----------    ----------    ----------
    Total interest sensitive
       liabilities ...................      600,878        316,645        328,348         40,622       225,254     1,511,747
                                         ----------     ----------     ----------     ----------    ----------    ----------

Net interest rate sensitivity gap ....   $ (170,388)    $ (120,790)    $  156,635     $  309,397    $   59,801    $  234,655
                                         ==========     ==========     ==========     ==========    ==========    ==========

Cumulative net interest rate
  sensitivity gap ....................   $ (170,388)    $ (291,178)    $ (134,543)    $  174,854    $  234,655
                                         ==========     ==========     ==========     ==========    ==========
Cumulative net interest rate
  sensitivity gap as a percentage
  of total assets ....................         (9.3)%        (16.0)%         (7.4)%         9.6%         12.9%

AT DECEMBER 31, 1999:
Cumulative net interest rate
  sensitivity gap ....................   $ (255,666)    $ (333,789)    $ (209,071)    $   42,591    $  174,304
                                         ==========     ==========     ==========     ==========    ==========
Cumulative net interest rate
  sensitivity gap as a percentage
  of total assets ....................        (17.2)%        (22.4)%        (14.0)%         2.9%         11.7%


      The balances on the interest sensitive asset and liability accounts have been allocated among the various periods using common industry techniques and market consensus data. Fixed and variable rate retail loans, the largest component of the loan portfolio, are shown in the table in the time period corresponding to scheduled principal amortization and anticipated prepayments using annual conditional prepayment rates that vary from 9.1% to 28.4% at December 31, 2000, as compared with 11.1% to 18.0% at December 31, 1999. In addition, variable rate retail and corporate loans are allocated to the periods in which the loans could be next adjusted. Fixed rate mortgage-backed securities are allocated using annual conditional prepayment rates of 11.1% to 11.7% at December 31, 2000, versus 10.3% to 11.2% at December 31, 1999. All other loans and securities, certificates of deposit and borrowed funds are allocated to the period in which the rates could be next adjusted or to their final contractual maturity for the fixed rate instruments. Other interest sensitive assets include assets held for sale and FHLB stock. Nonaccruing loans have been excluded from both the gap analysis and the market risk analysis.

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

     Another method used to measure interest rate risk is the market risk analysis. The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 2000.

                                                        EXPECTED MATURITY DATE AS OF DECEMBER 31, 2000
                                                        ----------------------------------------------
                                                                                                                FAIR VALUE
                                                                                                                    AT
                                    2001        2002       2003        2004      2005  THEREAFTER      TOTAL     12/31/00
                                    ----        ----       ----        ----      ----  ----------      -----     --------
                                                                   (DOLLARS IN MILLIONS)
Interest sensitive assets:
Fixed rate securities............ $  50.4     $ 26.8     $ 46.1     $ 63.9     $ 62.2    $ 75.4      $ 324.8     $  325.3
  Average interest rate..........     6.38%      7.01%      6.77%      6.93%      7.05%     6.65%        6.79%
Variable rate securities......... $  32.1     $  2.0     $  1.4     $  1.0     $  0.7    $  1.5      $  38.7     $   38.7
  Average interest rate..........     6.08%      6.88%      6.88%      6.88%      6.88%     6.88%        6.21%
Fixed rate retail loans.......... $  50.8     $ 44.5     $ 38.2     $ 31.4     $ 28.0    $116.5      $ 309.4     $  305.4
  Average interest rate..........     7.23%      7.13%      7.13%      7.14%      7.13%     6.93%        7.07%
Variable rate retail loans....... $ 110.8     $ 90.6     $ 72.4     $ 59.1     $ 47.1    $207.2      $ 587.2     $  586.0
  Average interest rate..........     7.46%      7.41%      7.41%      7.43%      7.50%     7.36%        7.41%
Fixed rate corporate loans....... $  35.4     $ 33.8     $ 35.3     $ 22.6     $ 14.9    $ 25.8      $ 167.8     $  168.0
  Average interest rate..........     8.63%      8.53%      8.64%      8.67%      8.85%    10.37%        8.90%
Variable rate corporate loans.... $  71.5     $ 72.2     $ 19.6     $ 22.5     $ 18.2    $ 86.0      $ 290.0     $  286.1
  Average interest rate..........     9.21%      9.41%      8.98%      8.73%      8.64%     8.86%        9.07%
Other interest sensitive assets.. $   5.0        --         --         --         --     $ 23.4      $  28.4     $   28.5
  Average interest rate..........    8.03%       --         --         --         --        6.55%        6.81%
                                  ------      ------     ------     ------     ------    ------      --------    --------
Total interest sensitive assets.. $356.0      $269.9     $213.0     $200.5     $171.1    $535.8      $1,746.3    $1,738.0
                                  ======      ======     ======     ======     ======    ======      ========    ========

Interest sensitive liabilities:
NOW accounts..................... $ 14.4      $ 12.7     $ 12.3     $   9.5    $ 9.6     $ 92.7      $ 151.2     $  151.2
  Average interest rate..........    1.75%       1.83%      1.84%       2.05%    2.05%      1.41%        1.59%
Savings and money market
   deposit accounts.............. $123.6      $ 52.4     $ 52.5     $  12.3    $11.9     $101.9      $ 354.6     $  354.6
  Average interest rate..........    3.68%       3.94%      3.94%       2.75%    2.73%      2.63%        3.39%
Certificates of deposit.......... $409.9      $123.1     $ 31.7     $   3.3    $ 1.7         --      $ 569.7     $  574.0
  Average interest rate..........    5.73%       5.92%      6.15%       5.37%    5.94%       --          5.79%
Total borrowed funds............. $200.5      $ 34.6     $100.5 $       --     $20.4     $ 80.2      $ 436.2     $  436.5
  Average interest rate..........    6.30%       6.45%      6.12%       --       6.85%      5.20%        6.11%
                                  ------      ------     ------     ------     ------    ------      --------    --------
Total interest sensitive
  liabilities.................... $748.4      $222.8     $197.0     $ 25.1     $43.6     $274.8      $1,511.7    $1,516.3
                                  ======      ======     ======     ======     =====     ======      ========    ========
AT DECEMBER 31, 1999:

Total interest sensitive assets.. $253.9      $217.0     $200.5     $159.6     $155.7    $448.6      $1,435.3    $1,410.6
                                  ======      ======     ======     ======     ======    ======      ========    ========

Total interest sensitive
  liabilities.................... $661.0      $167.7     $127.6     $ 24.1     $  32.3   $248.3      $1,261.0    $1,260.7
                                  ======      ======     ======     ======     =======   ======      ========    ========

      Market risk sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments. Expected maturities are contractual maturities adjusted for prepayments of principal. The Company uses certain assumptions to estimate fair values and expected maturities. For interest sensitive assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal using the same ratios used for the gap analysis presented previously. However, as mentioned above, the market risk analysis excludes repricing features on all interest sensitive assets. Retail loans include residential and consumer loans while corporate loans are comprised of commercial real estate, commercial, construction and land loans and lease financing. For interest sensitive liabilities, the same decay rates and contractual maturities used for the gap analysis are used for the market risk analysis. The only difference between the gap analysis and the market analysis of the interest sensitive liabilities are the callable features on the FHLB advances. The market risk analysis uses the advances contractual maturity date in all cases, whereas the gap report allocates the callable advances using their respective initial call date.

      The following table reflects the scheduled maturities of selected loans at December 31, 2000:


                                                                 ONE             OVER
                                             LESS THAN         THROUGH           FIVE
                                             ONE YEAR         FIVE YEARS         YEARS         TOTAL
                                             ---------        ----------        -------       --------
                                                                 (IN THOUSANDS)

Construction and land loans.................  $27,534          $50,133          $12,255       $ 89,922
Commercial loans............................   17,265           18,082            3,972         39,319
                                             --------          -------          -------       --------
                                              $44,799          $68,215          $16,227       $129,241
                                              =======          =======          =======       ========


     Of the loans maturing after one year, $10.1 million, or 11.9%, have fixed rates and $74.4 million, or 88.1%, have floating or variable rates.

LIQUIDITY

     The Company's primary source of funds is dividends from its bank subsidiaries. The Company could also access the capital market to raise additional equity or debt. Dividends from the Bank to the Company totaled $19.0 million in 2000, $7.0 million in 1999 and $9.5 million in 1998.

     The Company made payments of dividends to stockholders in the amount of $6.5 million, $5.7 million and $4.5 million, respectively, for the years ended December 31, 2000, 1999 and 1998. The Company also paid $8.1 million in cash to the former shareholders of GBT Bancorp shareholders as part of the merger consideration.

     The goal of the Company's liquidity management process is to assess funding requirements so as to efficiently meet the cash needs of borrowers and depositors, while also providing funds for attractive investment opportunities. Liquidity involves the Company's ability to raise or gain access to funds in order to fulfill its existing and anticipated financial obligations.

     The Banks have a diverse base of funding. Sources of liquidity include maturation, amortization and prepayment of the investment and loan portfolios. In addition, the Banks' investments available for sale portfolio provides the Banks with flexibility to sell these securities quickly. Other sources of liquidity are increasing deposit balances, funds purchased from other banks, the sale of securities under repurchase agreements, corporate customer repurchase agreements, and borrowings from the FHLB, of which the Banks are voluntary members. The Banks may also obtain funds at the discount window of the Federal Reserve Bank of Boston.

     At December 31, 2000, the Company had home equity, reserve credit and commercial unadvanced lines of credit totaling $131.1 million. Outstanding commitments to originate loans totaled $55.2 million. Unadvanced portions of construction and land loans amounted to $46.7 million. Standby letters of credit were $3.9 million. Loans sold with recourse totaled $811,000. Management believes that its sources of liquidity are sufficient to meet these commitments if and as called upon.

     See Notes 9, 10, 12, 16 and 17 to the "Consolidated Financial Statements" for further information.

     Cash flows provided by operating activities decreased by $9.5 million to $20.7 million at December 31, 2000, and increased by $9.7 million to $30.2 million at December 31, 1999. The change in 2000 was primarily attributable to an increase in assets held for sale. The increase in cash flows provided in 1999 was due to a decrease in assets held for sale. Cash flows used by investing activities increased by $36.7 million to $153.8 million during 2000 and increased $43.0 million during 1999 to $117.1 million. The increase in 2000 resulted from a $28.4 million increase in net loans and increased purchases of whole loans offset by lower purchased of investments available for sale. The change in 1999 was primarily attributable to a higher level of purchases of investments and mortgage-backed securities available for sale. Cash flows provided by financing activities increased by $104.2 million to $174.2 million during 2000 due to a significant increase in deposits and FHLB advances offset by a decrease in other borrowings. The increase of $6.7 million in cash flows provided by financing activities to $70.0 million at December 31, 1999, was mainly attributable to a significant increase in total borrowed funds offset by a decline in deposits.

CAPITAL RESOURCES

     At December 31, 2000, the Company reported total capital of $153.6 million, or 8.4% of total assets as compared to $130.3 million, or 8.7% at December 31, 1999. The Company and the Banks continue to maintain capital ratios in excess of all applicable regulatory minimums.

     The capital position of banks and bank holding companies are regulated by various Federal and state agencies. The following table presents regulatory capital ratios under current regulatory and risk-based capital requirements as of December 31, 2000:


                                        REGULATORY              ANDOVER           ANDOVER           GLOUCESTER
                                         MINIMUM             BANCORP, INC.         BANK            BANK & TRUST
                                        ----------           -------------        -------          ------------
Leverage Capital Ratio Tier 1..........    4.0%                 8.0%                7.5%               7.6%
Risk Based Capital Ratio:
     Tier 1............................    4.0                 11.7                11.1               10.2
     Total.............................    8.0                 12.9                12.2               11.4



     Under the FDIC's prompt corrective action regulations promulgated pursuant to the FDIC Improvement Act of 1991, the Banks have sufficient capital to be considered "well capitalized". Therefore, the Banks are entitled to pay the lowest deposit premiums possible.

     In 1998, the Company's Board of Directors approved a stock repurchase program. During 2000, the Company repurchased 177,900 common shares. Treasury stock held at December 31, 2000, totaled 167,953 shares.

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

RECENT ACCOUNTING DEVELOPMENTS

     In June, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes new accounting and reporting standards for derivative instruments. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement, as amended by SFAS 137, is effective for financial statements issued for all fiscal years beginning after January 1, 2001. SFAS 133 did not have a material impact on the consolidated financial statements of the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See Item 7, "Management Discussion and Analysis of Condition and Results of Operations -- Asset and Liability Management and Market Risk" for the response to this item.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE

Independent Auditors' Report..............................................    39

Consolidated Balance Sheets as of December 31, 2000 and 1999..............    40

Consolidated Statements of Operations for each of the years ended
  December 31, 2000, 1999 and 1998........................................    41

Consolidated Statements of Changes in Stockholders' Equity for each of the
  years ended December 31, 2000, 1999 and 1998............................    42

Consolidated Statements of Cash Flows for each of the years ended
  December 31, 2000, 1999 and 1998........................................ 43-44

Notes to Consolidated Financial Statements................................ 45-69

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
Andover Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Andover Bancorp, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Andover Bancorp, Inc. and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/KPMG LLP
-------------------------------
KPMG LLP


Boston, Massachusetts
January 18, 2001

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999


                                                                                       2000              1999
                                                                                    -----------       -----------
                                                                                           (IN THOUSANDS)

                                     ASSETS
Cash and due from banks (note 17) ............................................      $    40,256       $    26,913
Short-term investments (note 3) ..............................................           29,300             1,600
                                                                                    -----------       -----------
  Cash and cash equivalents ..................................................           69,556            28,513
                                                                                    -----------       -----------
Assets held for sale (market value $5,103 in 2000 and $1,494 in 1999) (note 2)            5,037             1,494
Investments available for sale (amortized cost $283,902 in 2000
  and $226,332 in 1999) (notes 3, 9 and 10) ..................................          289,155           221,370
Investments held to maturity (market value $49,014 in 2000 and
  $62,557 in 1999) (notes 3, 9 and 10) .......................................           48,533            63,752
Loans (notes 4, 9 and 10) ....................................................        1,356,181         1,133,101
Allowance for loan losses (note 4) ...........................................          (14,640)          (11,384)
                                                                                    -----------       -----------
     Net loans ...............................................................        1,341,541         1,121,717
                                                                                    -----------       -----------
Mortgage servicing assets, net (note 5) ......................................            9,842            10,635
Premises and equipment, net (note 6) .........................................           13,422            10,663
Accrued interest receivable ..................................................           11,366             8,236
Stock in FHLB of Boston, at cost (notes 7 and 10) ............................           23,366            17,737
Net deferred income taxes receivable (note 11) ...............................              318             5,259
Income taxes receivable ......................................................               51                --
Goodwill, net of amortization ................................................            8,743                --
Other assets .................................................................            2,303             1,678
                                                                                    -----------       -----------
          Total assets .......................................................      $ 1,823,233       $ 1,491,054
                                                                                    ===========       ===========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Deposits (note 8) .......................................................      $ 1,221,189       $   968,533
     Other borrowings (notes 9 and 10) .......................................           18,941            73,662
     Federal Home Loan Bank advances (notes 9 and 10) ........................          417,277           305,722
     Mortgagors' escrow accounts .............................................            3,634             3,412
     Income taxes payable (note 11) ..........................................               --             3,817
     Accrued expenses and other liabilities ..................................            8,571             5,645
                                                                                    -----------       -----------
          Total liabilities ..................................................        1,669,612         1,360,791
                                                                                    -----------       -----------
Commitments and contingencies (notes 6 and 17)
Stockholders' equity (notes 12 and 14):
     Serial preferred stock, $0.10 par value per share;
       3,000,000 shares authorized, none issued ..............................               --                --
     Common stock, $0.10 par value per share; 15,000,000 shares authorized;
       6,837,133 and 6,534,072 shares issued in 2000 and 1999, respectively;
       shares outstanding 6,669,180 and 6,534,072 in 2000 and 1999,
         respectively ........................................................              684               653
     Additional paid-in capital ..............................................           68,615            60,745
     Retained earnings .......................................................           85,646            71,924
     Treasury stock (167,953 and -0- shares in 2000 and 1999, respectively,
       at cost) ..............................................................           (4,454)               --
     Accumulated other comprehensive income (loss) (notes 3 and 11) ..........            3,130            (3,059)
                                                                                    -----------       -----------
          Total stockholders' equity .........................................          153,621           130,263
                                                                                    -----------       -----------
          Total liabilities and stockholders' equity .........................      $ 1,823,233       $ 1,491,054
                                                                                    ===========       ===========

        The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 2000, 1999 and 1998


                                                                       2000         1999          1998
                                                                    ---------     ---------     ---------

                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest and dividend income:
  Loans ........................................................    $  96,417     $  80,252     $  77,358
  Investment securities ........................................       13,490         9,094         6,320
  Mortgage-backed securities ...................................        8,719         9,028        11,711
  Dividends on equity securities (note 7) ......................        1,781         1,118         1,020
  Short-term investments .......................................          140           518           837
                                                                    ---------     ---------     ---------
    Total interest and dividend income .........................      120,547       100,010        97,246
                                                                    ---------     ---------     ---------
Interest expense:
  Deposits (note 8) ............................................       40,966        34,341        39,137
  Federal Home Loan Bank advances ..............................       20,423        16,214        15,300
  Other borrowings .............................................        5,455         2,146           578
                                                                    ---------     ---------     ---------
    Total interest expense .....................................       66,844        52,701        55,015
                                                                    ---------     ---------     ---------
      Net interest and dividend income .........................       53,703        47,309        42,231
Provision (credit) for loan losses (note 4) ....................        1,500           400        (1,705)
                                                                    ---------     ---------     ---------
    Net interest and dividend income after provision (credit)
      for loan losses ..........................................       52,203        46,909        43,936
                                                                    ---------     ---------     ---------
Non-interest income:
  Net gains (losses) from sales of assets held for sale (note 2)       (1,244)           17           653
  Net gains (losses) from sales
    of investments available for sale (note 3) .................         (723)         (385)           17
  Mortgage banking income (loss), net (note 5) .................        1,111           908          (389)
  Other income (note 13) .......................................        4,385         3,700         3,905
                                                                    ---------     ---------     ---------
    Total non-interest income ..................................        3,529         4,240         4,186
                                                                    ---------     ---------     ---------
Non-interest expense:
  Salaries and employee benefits (note 14) .....................       15,400        11,116        12,009
  Office occupancy and equipment (note 6) ......................        3,698         3,167         2,972
  Data processing ..............................................        2,933         2,379         2,090
  Professional fees ............................................        1,126         1,178           940
  Marketing ....................................................        1,119           908           831
  Mortgage banking expense .....................................          107           267           606
  Amortization of goodwill (note 18) ...........................          300            --            --
  Other operating expense ......................................        3,525         2,962         3,129
                                                                    ---------     ---------     ---------
    Total non-interest expense .................................       28,208        21,977        22,577
                                                                    ---------     ---------     ---------
    Income before income tax expense ...........................       27,524        29,172        25,545
Income tax expense (note 11) ...................................        7,342        10,287         8,159
                                                                    ---------     ---------     ---------
Net income .....................................................    $  20,182     $  18,885     $  17,386
                                                                    =========     =========     =========

Average number of common shares outstanding, basic .............        6,532         6,527         6,482
Average number of common shares outstanding, diluted ...........        6,705         6,708         6,697

Basic earnings per share .......................................    $    3.09     $    2.89     $    2.68
                                                                    =========     =========     =========

Diluted earnings per share .....................................    $    3.01     $    2.82     $    2.60
                                                                    =========     =========     =========

        The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 2000, 1999 and 1998


                                                                                                    ACCUMULATED
                                                                                                     OTHER          TOTAL
                                                           ADDITIONAL                                COMPRE-        STOCK-
                                                COMMON      PAID-IN      RETAINED       TREASURY     HENSIVE        HOLDERS'
                                                STOCK       CAPITAL      EARNINGS        STOCK     INCOME (LOSS)    EQUITY
                                              ---------    ---------     ---------     ---------   -------------    --------
                                                                               (IN THOUSANDS)

Balance at December 31, 1997 .............    $     517    $  59,619     $  45,814     $      --     $   1,129     $ 107,079
Comprehensive income:
  Net income .............................           --           --        17,386            --            --        17,386
  Other comprehensive income:
  Unrealized holding gains arising during
    the period, net of taxes of $70 ......           --           --            --            --           126           126
  Realized gains included in
    net income, net of taxes of $5 .......           --           --            --            --            12            12
                                                                                                                   ---------
    Total comprehensive income ...........                                                                            17,524
  Dividends declared and paid
    ($0.69 per share) ....................           --           --        (4,484)           --            --        (4,484)
  Par value adjustment for stock split ...          130         (130)           --            --            --            --
  Stock options exercised (note 14) ......            5        1,018            --            --            --         1,023
                                              ---------    ---------     ---------     ---------     ---------     ---------
Balance at December 31, 1998 .............          652       60,507        58,716            --         1,267       121,142

Comprehensive income:
  Net income .............................           --           --        18,885            --            --        18,885
  Other comprehensive income (loss):
  Unrealized holding losses arising during
    the period, net of tax benefit of
    $2,592 ...............................           --           --            --            --        (4,077)       (4,077)
  Realized losses included in net
    income, net of tax benefit of $136 ...           --           --            --            --          (249)         (249)
                                                                                                                   ---------
    Total comprehensive income ...........                                                                            14,559
  Dividends declared and paid
    ($0.87 per share) ....................           --           --        (5,677)           --            --        (5,677)
  Stock options exercised (note 14) ......            1          238            --            --            --           239
                                              ---------    ---------     ---------     ---------     ---------     ---------
Balance at December 31, 1999 .............          653       60,745        71,924            --        (3,059)      130,263

Comprehensive income:
  Net income .............................           --           --        20,182            --            --        20,182
  Other comprehensive income:
  Unrealized holding gains arising during
    the period, net of taxes of $4,294 ...           --           --            --            --         6,644         6,644
  Realized losses included in
    net income, net of tax benefit of $268           --           --            --                        (455)         (455)
                                                                                                                   ---------
    Total comprehensive income ...........                                                                            26,371
  Dividends declared and paid
    ($0.99 per share) ....................           --           --        (6,460)           --            --        (6,460)
  Stock options exercised (note 14) ......            1           (7)           --           264            --           258
Stock issued for acquired institution ....           30        7,877            --            --            --         7,907
Purchase of treasury stock ...............           --           --            --        (4,718)           --        (4,718)
                                              ---------    ---------     ---------     ---------     ---------     ---------
Balance at December 31, 2000 .............    $     684    $  68,615     $  85,646     $  (4,454)    $   3,130     $ 153,621
                                              =========    =========     =========     =========     =========     =========

        The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999 and 1998


                                                                         2000            1999            1998
                                                                      -----------     -----------     -----------
                                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income ..................................................    $    20,182     $    18,885     $    17,386
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Provision (credit) for loan losses ..........................          1,500             400          (1,705)
     Net gains on sales and provisions for other real
      estate owned ...............................................            (64)            (72)           (157)
     Net (gains) losses from sales of
       investments available for sale ............................            723             385             (17)
     Net (gains) losses from sales of assets held for sale .......          1,244             (17)           (653)
     Depreciation and amortization ...............................          1,686           1,463           1,362
     Amortization of fees, discounts and premiums, net ...........            642           1,109             541
     Deferred income taxes .......................................            (72)            394          (1,168)
     Amortization of goodwill ....................................            300              --              --
     (Increase) decrease in:
       Assets held for sale ......................................         (4,787)          9,805          (5,092)
       Accrued interest receivable ...............................         (2,444)           (804)            135
       Mortgage servicing assets .................................          2,082           2,311           3,110
       Other assets ..............................................            315              97             128
     Increase (decrease) in:
       Mortgagors' escrow accounts ...............................            222             593             341
       Accrued income taxes payable ..............................         (3,190)         (3,814)          5,381
       Accrued expenses and other liabilities ....................          2,362            (530)            951
                                                                      -----------     -----------     -----------
          Net cash provided by operating activities ..............         20,701          30,205          20,543
                                                                      -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Net cash of acquired institution ............................          3,212              --              --
     Investment and mortgage-backed securities available for sale:
       Purchases .................................................        (95,283)       (151,683)        (60,915)
       Proceeds from sales .......................................         47,907          28,618           3,017
       Proceeds from maturities and redemptions ..................          3,425          40,063           4,000
       Principal repayments ......................................         10,352          19,359          26,989
     Investment and mortgage-backed securities held to maturity:
       Purchases .................................................             --              --         (15,058)
       Proceeds from maturities and redemptions ..................          1,500           2,000          10,000
       Principal repayments ......................................         13,681          35,086          33,416
     Net change FHLB stock .......................................         (3,843)         (1,990)             --
     Purchases of whole loans ....................................        (59,457)        (38,346)        (22,875)
     Purchased and capitalized mortgage servicing assets .........         (1,289)         (3,990)         (2,566)
     Net increase in loans .......................................        (72,434)        (44,052)        (50,215)
     Capital expenditures on premises and equipment, net .........         (1,962)         (2,871)         (1,024)
     Proceeds from sales of other real estate owned ..............            344             678           1,084
                                                                      -----------     -----------     -----------
Net cash used by investing activities ............................       (153,847)       (117,128)        (74,147)
                                                                      -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase (decrease) in deposits .........................        144,877         (20,123)         41,674
     Net increase (decrease) in other borrowings .................        (54,721)         57,330           6,161
     Proceeds from issuance of FHLB advances .....................      1,368,000         345,300         310,100
     Principal repayments of FHLB advances .......................     (1,273,047)       (307,070)       (291,169)
     Treasury stock purchased ....................................         (4,718)             --              --
     Dividends paid ..............................................         (6,460)         (5,677)         (4,484)
     Stock options exercised .....................................            258             239           1,023
                                                                      -----------     -----------     -----------
          Net cash provided by financing activities ..............        174,189          69,999          63,305
                                                                      -----------     -----------     -----------
Net increase (decrease) in cash and cash equivalents .............         41,043         (16,924)          9,701
Cash and cash equivalents, beginning of year .....................         28,513          45,437          35,736
                                                                      -----------     -----------     -----------
Cash and cash equivalents, end of year ...........................    $    69,556     $    28,513     $    45,437
                                                                      ===========     ===========     ===========

Statement continued on next page.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                  Years ended December 31, 2000, 1999 and 1998


                                                                         2000        1999        1998
                                                                       --------    --------    --------
                                                                               (IN THOUSANDS)
Supplemental disclosures of cash flow information:
Cash paid during the year
     for:
          Interest ................................................    $ 64,884    $ 52,499    $ 55,191
          Income taxes ............................................       9,094      13,619       4,010
     Cash received during the year for:
          Income taxes ............................................         155          --         397
Supplemental noncash investing and financing activities:
     Conversion of real estate loans to mortgage-backed
       securities held for sale or investments available for sale .      32,644      32,153      53,300
     Transfer of loans to other real estate owned .................         269         395         773

In conjunction with the purchase acquisition detailed in Note 18 to the Consolidated Financial Statements, assets were acquired and liabilities were assumed as follows:

Fair value of assets acquired .....................................    $132,625    $     --    $     --
Less liabilities assumed ..........................................     124,724          --          --
Net effect on capital .............................................       7,901          --          --


        The accompanying notes are an integral part of the consolidated financial statements.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Andover Bancorp, Inc. ("Andover" or the "Company") is a Delaware corporation and the multi-bank holding company of Andover Bank and Gloucester Bank & Trust Company. Andover Bank (the "Bank") is a state-chartered savings bank with its headquarters located in Andover, Massachusetts; Gloucester Bank & Trust Company ("Gloucester") is a Massachusetts-chartered trust company headquartered in Gloucester, Massachusetts, known collectively as the "Banks". The Banks provide a variety of loan and deposit services to its customers through 16 locations. The Company is supervised by the Board of Governors of the Federal Reserve System ("FRB") and it is also subject to the jurisdiction of the Massachusetts Board of Bank Incorporation, while the Banks are subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of Banks (the "Commissioner"). The Banks' deposits are insured by the FDIC and Andover Bank has the additional insurance of the Depositors Insurance Fund, Inc. ("DIF").

     The accounting and reporting policies of Andover Bancorp, Inc. and subsidiaries conform with accounting principles and practices generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to change relate to the allowance for loan loss and the valuation of mortgage servicing assets. The following is a summary of the more significant accounting policies.

  Principles of Consolidation
     The consolidated financial statements include the accounts of Andover Bancorp, Inc. and its subsidiaries, including its principal bank subsidiaries Andover Bank and Gloucester. All intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation for comparative purposes. Such reclassifications had no effect on net income. In addition, the Company is reporting its results as one operating segment.

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

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

     Loan origination fees and related direct incremental loan origination costs are deferred and amortized over the life of the related loans as yield adjustments using the level yield method. When loans are sold or paid off, the unamortized fees and costs are recognized as income. Purchased loan discounts and premiums are amortized or accreted into income over the weighted average repricing term of the underlying loans.

Allowance for Loan Losses
     The Banks maintain an allowance for losses that are inherent in their respective loan portfolios. The allowance is increased by provisions charged against earnings or by recoveries of previously charged-off loans. The allowance is decreased as loans are charged-off.

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

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

Goodwill
     Goodwill results from a business combination being accounted for under the purchase method. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired. Goodwill generated from the Company's acquisition of Gloucester Bank & Trust Company on July 1, 2000, amounted to $9.0 million. This non-cash expense is recorded on a straight line basis and will be incurred for the next fifteen years. Goodwill is reviewed for impairment when it is determined that events or changed circumstances may affect the underlying basis of the assets.

Other Real Estate Owned
     Other real estate owned is comprised of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure or when the Banks are in possession of the collateral. Real estate owned is recorded at the lower of the carrying value of the loan or the net fair value of the property. Losses arising from the acquisition of such properties are charged against the allowance for loan losses. Operating expenses, net of related income, and any provisions to increase the valuation allowance are charged to real estate operations. Subsequent declines in net fair value are charged-off to the valuation allowance while gains and losses upon disposition are reflected in real estate operations. Management believes the allowance is adequate to provide for potential losses. However, future additions to the valuation allowance may be necessary based on changes in economic conditions.

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

in management's judgment, it is more likely than not that all, or a portion of, such deferred tax assets will not be realized.

Employee Benefits
     The Company accounts for postretirement benefits on the net periodic cost method for financial reporting purposes. This method recognizes the compensation cost of any employee's benefit over that employee's approximate service period.

     The Company continues to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). For companies that elect to continue using APB 25, SFAS 123 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based compensation that is encouraged by SFAS 123. See Note 14 for the expanded disclosures required by SFAS 123.

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

     A reconciliation of the common shares outstanding for the three years ended December 31, follows:

                                                                        2000              1999             1998
                                                                       ------            ------           -------
                                                                                     (IN THOUSANDS)

     Average number of common shares outstanding, basic.............    6,532             6,527             6,482
     Dilutive impact of stock options...............................      173               181               215
                                                                       ------            ------           -------
     Average number of common shares outstanding, diluted...........    6,705             6,708             6,697


    The numerator in the earnings per common share calculation is net income, as reported, for both the basic and dilutive calculations.

(2)  ASSETS HELD FOR SALE

     The composition of assets held for sale at December 31 follows:


                                         2000                       1999
                                ----------------------      --------------------
                                AMORTIZED        FAIR       AMORTIZED     FAIR
                                  COST           VALUE        COST        VALUE

                                                  (IN THOUSANDS)

     Loans.....................  $5,037         $5,103       $1,494      $1,494
                                 ======         ======       ======      ======


     Proceeds from sales, realized and net unrealized gains and losses on assets held for sale for the years ended December 31, follow:

                                        2000            1999            1998
                                       -------        -------          -------

                                                   (IN THOUSANDS)
     Proceeds from sales.............. $52,030        $33,611          $60,082
     Realized gains on sales..........     507            454              870
     Realized losses on sales.........  (1,780)          (408)            (217)
     Net unrealized gains (losses)....      29            (29)              --


     Included in the realized gains on sales are capitalized originated mortgage servicing rights of $481,000, $439,000 and $726,000, respectively, for each of the three years ended December 31, 2000, 1999 and 1998.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998


(3)  INVESTMENTS

     The amortized cost and approximate fair value of the investment portfolio at December 31 follow:


                                                       2000                                            1999
                                      ------------------------------------------    ----------------------------------------------
                                                   GROSS       GROSS                             GROSS        GROSS
                                      AMORTIZED  UNREALIZED  UNREALIZED     FAIR    AMORTIZED  UNREALIZED   UNREALIZED    FAIR
                                        COST       GAINS       LOSSES      VALUE      COST        GAINS       LOSSES      VALUE
                                      ---------  ----------  ----------  ---------   --------- ----------   ----------   ---------
                                                                           (IN THOUSANDS)
SHORT-TERM INVESTMENTS:
Federal funds sold ................   $  29,300   $    --    $     --    $  29,300   $   1,600   $    --    $      --    $   1,600
                                      =========   =======    ========    =========   =========   =======    =========    =========

INVESTMENTS AVAILABLE FOR SALE:
Common stocks .....................   $   2,630   $   864    $     --    $   3,494   $   1,240   $    76    $     (68)   $   1,248
U.S. government and federal
  agency obligations ..............      72,172     1,649        (130)      73,691      66,370        43       (1,222)      65,191
Other bonds and obligations .......     138,975     2,234        (752)     140,457      87,049        14       (2,727)      84,336
GNMA mortgage-backed securities ...      28,791       636         (40)      29,387      27,631        35         (285)      27,381
FHLMC participation certificates ..      17,974       392          --       18,366      19,292         9         (183)      19,118
FNMA pass-through certificates ....      11,824       261         (99)      11,986      11,676        10         (253)      11,433
Collateralized mortgage obligations      11,536       272         (34)      11,774      13,074        --         (411)      12,663
                                      ---------   -------    --------    ---------   ---------   -------    ---------    ---------
                                      $ 283,902   $ 6,308    $ (1,055)   $ 289,155   $ 226,332   $   187    $  (5,149)   $ 221,370
                                      =========   =======    ========    =========   =========   =======    =========    =========
INVESTMENTS HELD TO MATURITY:
U.S. government and federal
  agency obligations ..............   $   8,500   $     2    $     --    $   8,502   $   8,507   $    --    $     (90)   $   8,417
Other bonds and obligations .......       1,005        17          --        1,022       2,514        26           --        2,540
FHLMC participation certificates ..      12,207       239          (5)      12,441      18,073        89         (236)      17,926
FNMA pass-through certificates ....      17,917       260         (17)      18,160      24,082        68         (500)      23,650
GNMA mortgage-backed securities ...       1,573        44          --        1,617       1,923         6           --        1,929
Collateralized mortgage obligations       7,042        --         (57)       6,985       8,268        --         (548)       7,720
Other asset-backed securities .....         289        --          (2)         287         385        --          (10)         375
                                      ---------   -------    --------    ---------   ---------   -------    ---------    ---------
                                      $  48,533   $   562    $    (81)   $  49,014   $  63,752   $   189    $  (1,384)   $  62,557
                                      =========   =======    ========    =========   =========   =======    =========    =========

  Total investments ...............   $ 361,735   $ 6,870    $ (1,136)   $ 367,469   $ 291,684   $   376    $  (6,533)   $ 285,527
                                      =========   =======    ========    =========   =========   =======    =========    =========


Proceeds from sales, realized gains and losses on investments available for sale for the years ended December 31, follow:

                                         2000          1999          1998
                                       -------       -------       -------

                                                 (IN THOUSANDS)

     Proceeds from sales.............  $47,907       $28,618        $3,017
     Realized gains on sales.........        1             1            17
     Realized losses on sales........     (724)         (386)          ---

     There were no sales of investments held to maturity in 2000, 1999 and 1998.

The amortized cost and fair value of mortgage-backed and asset-backed securities available for sale and held to maturity at December 31 follow:



                                                      2000                                   1999
                                  ---------------------------------------   -----------------------------------------
                                  AVAILABLE  FOR SALE    HELD TO MATURITY   AVAILABLE FOR SALE    HELD TO MATURITY
                                  -------------------   -----------------    -----------------   --------------------
                                  AMORTIZED    FAIR     AMORTIZED    FAIR    AMORTIZED   FAIR    AMORTIZED     FAIR
                                    COST      VALUE       COST      VALUE      COST     VALUE      COST        VALUE
                                  --------   --------   ---------  -------   --------  -------    -------     -------
                                                                     (IN THOUSANDS)

Mortgage-backed and asset-backed
  securities....................  $70,125    $71,513    $39,028    $39,490    $71,673  $70,595    $52,731     $51,600
                                  =======    =======    =======    =======    =======  =======    =======     =======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999 and 1998

     The amortized cost and fair value of adjustable rate investments available for sale and held to maturity at December 31 follow:


                                                  2000                                  1999
                                 ---------------------------------------   ----------------------------------------
                                 AVAILABLE  FOR SALE   HELD TO MATURITY    AVAILABLE FOR SALE   HELD TO MATURITY
                                 -------------------  ------------------   ------------------  --------------------
                                 AMORTIZED   FAIR     AMORTIZED    FAIR    AMORTIZED   FAIR    AMORTIZED     FAIR
                                   COST      VALUE      COST       VALUE      COST     VALUE     COST        VALUE
                                 ---------  --------  ---------   ------   ---------   -----   ---------     ------
                                                                    (IN THOUSANDS)

Mortgage-backed securities.....   $7,876    $7,901     $1,475     $1,487     $9,901    $9,904   $1,652      $1,682
                                  ======    ======     ======     ======     ======    ======   ======      ======


     The carrying amounts of callable securities included in investments available for sale and investments held to maturity totaled $29,573,000 and $8,500,000 in 2000 and $44,585,000 and $5,005,000 in 1999, respectively.

     The maturity distribution of debt securities available for sale and held to maturity at December 31 follows:



                                               2000                                       1999
                             -----------------------------------------   -----------------------------------------
                             AVAILABLE FOR SALE     HELD TO MATURITY     AVAILABLE FOR SALE    HELD TO MATURITY
                             --------------------   -------------------  -------------------  ---------------------
                              AMORTIZED    FAIR     AMORTIZED    FAIR    AMORTIZED   FAIR     AMORTIZED     FAIR
                                COST      VALUE       COST       VALUE     COST      VALUE       COST       VALUE
                              ---------  --------   ---------   -------   --------  --------    -------    --------
                                                                  (IN THOUSANDS)
Within 1 year...............  $ 20,017   $ 20,082    $ 3,144    $ 3,187   $ 13,275   $ 13,245   $ 4,531    $  4,482
1 to 5 years................   157,923    160,364     17,653     17,778     99,632     98,047    23,045      22,753
5 to 10 years...............    74,283     75,685     13,694     13,893     78,912     76,214    22,064      21,712
Over 10 years...............    29,049     29,530     14,042     14,156     33,273     32,616    14,112      13,610
                              --------   --------    -------    -------   --------   --------   -------     -------
                              $281,272   $285,661    $48,533    $49,014   $225,092   $220,122   $63,752     $62,557
                              ========   ========    =======    =======   ========   ========   =======     =======

------------------------
Maturities of mortgage-backed securities are based on contractual maturities with scheduled amortization. Actual maturities will differ from contractual maturities due to prepayments.


Securities pledged at December 31 follow:


                                                                                     CORPORATE          SECURITIES SOLD
                                                                                      CUSTOMER          UNDER AGREEMENTS
                                                        GOVERNMENT DEPOSITS     REPURCHASE AGREEMENTS    TO REPURCHASE
                                                        --------------------    ---------------------  -------------------
                                                        AMORTIZED      FAIR       AMORTIZED   FAIR     AMORTIZED    FAIR
                                                          COST         VALUE        COST      VALUE      COST       VALUE
                                                        ---------     -------     ---------   ------   ---------   -------
                                                                                  (IN THOUSANDS)
AT DECEMBER 31, 2000
U.S. government obligations available for sale.......    $3,001        $3,092      $    --    $   --    $   --     $    --
FHLMC participation certificates available for sale..     2,500         2,603           --        --        --          --
GNMA mortgage-backed securities available for sale...        --            --       22,310     22,905       --          --

AT DECEMBER 31, 1999
FHLMC participation certificates available for sale..       500           497           --         --         --        --
GNMA mortgage-backed securities available for sale...        --            --       14,705     14,528         --        --
U.S. government obligations available for sale.......        --            --           --         --     25,119    25,020

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998


(4) LOANS

     The Company's lending activities are conducted principally in northeastern Massachusetts and southeastern New Hampshire. The Company grants single-family and multi-family residential loans, commercial real estate loans, commercial and lease loans and lease financing and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, commercial real estate properties and for land development. The ability and willingness of the single-family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments are generally dependent on the health of the real estate economic sector in the borrowers' geographic areas and the general economy.

     The composition of loans, shown net of unadvanced funds, loan premiums or discounts and deferred loan origination fees and costs, at December 31 follows:

                                                    2000             1999
                                                 ----------       ----------
                                                       (IN  THOUSANDS)
     Real estate loans:
          Residential........................... $  811,214       $  743,747
          Commercial............................    284,419          207,364
          Construction and land.................     89,922           63,660
                                                 ----------       ----------
               Total real estate loans..........  1,185,555        1,014,771
                                                 ----------       ----------

     Consumer loans:
          Home equity lines of credit
            and second mortgages................     75,898           56,412
          Other consumer........................     11,424            5,419
                                                 ----------       ----------
               Total consumer loans.............     87,322           61,831
                                                 ----------       ----------

     Commercial loans:
          Commercial and lease loans............     47,828           27,378
          Lease financing.......................     35,476           29,121
                                                 ----------       ----------
               Total commercial loans...........     83,304           56,499
                                                 ----------       ----------

               Total loans......................  1,356,181        1,133,101
     Allowance for loan losses..................    (14,640)         (11,384)
                                                 ----------       ----------
               Net loans........................ $1,341,541       $1,121,717
                                                 ==========       ==========

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

     An analysis of the allowance for loan losses for the years ended December 31, follows:


                                         2000            1999         1998
                                        -------        -------       -------
                                                    (IN THOUSANDS)

Balance at beginning of year..........  $11,384        $10,486       $12,521
Balance of acquired institution.......    1,826             --            --
Provision (credit) for loan losses....    1,500            400        (1,705)
Charge-offs...........................     (770)          (748)       (1,500)
Recoveries............................      700          1,246         1,170
                                        -------        -------       -------
Balance at end of year................  $14,640        $11,384       $10,486
                                        =======        =======       =======

     The balance of loans on nonaccrual status because of delinquency or other problem characteristics amounted to $1,676,000 and $2,456,000 at December 31, 2000 and 1999, respectively.

     The reduction in interest income for the years ended December 31, associated with nonaccrual loans, follows:


                                         2000      1999        1998
                                         ----      ----        ----
                                               (IN THOUSANDS)

Interest income in accordance with
 original loan terms................... $ 482     $ 477       $ 803
Interest income recognized.............  (174)     (159)       (103)
Interest income applied as a reduction
 in loan balance.......................   (91)      (62)       (209)
                                        -----     -----       -----
Foregone interest income............... $ 217     $ 256       $ 491
                                        =====     =====       =====

     The components of impaired loans at December 31 follow:


                                        2000         1999            1998
                                       ------       ------          ------
                                                 (IN THOUSANDS)

Total impaired loans.................. $2,016       $2,499          $2,504
Impaired loans with reserve...........    372        1,110             809
Impaired loan reserve.................    122          197              94
Impaired loans without reserve........  1,644        1,389           1,695
Impaired loans average balance........  2,571        2,103           4,184
Interest income recognized............     36           40              73
Interest income in accordance with
 original loan terms..................    157          235             458

     The impaired loan reserve represents an allocation from the existing allowance for loan losses.

     A summary of the activity with respect to loans made to directors and officers and their related interests whose total aggregate loan balances exceeded $60,000 during the years ended December 31, follows:


                                                    2000              1999
                                                   ------            -------
                                                        (IN THOUSANDS)

Balance at beginning of year...................... $ 1,028            $1,889
New loans granted.................................     354               149
Increase resulting from acquired institution......   2,206               ---
Retirement/reduction of directors and officers....    (236)             (666)
Repayment of principal............................  (1,525)             (344)
                                                   -------            ------
Balance at end of year............................ $ 1,827            $1,028
                                                   =======            ======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

     The outstanding balances of loans to directors and principal officers of Andover Bank and Gloucester included above totaled $1,189,000 and $450,000, respectively, at December 31, 2000 and 1999. These loans were made in the Banks' ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility.

(5)  MORTGAGE SERVICING ASSETS

     A summary of the components of the mortgage servicing assets, including the valuation allowance, for the years ended December 31, follows:


                                       MORTGAGE
                                      SERVICING        VALUATION
                                       ASSETS          ALLOWANCE       TOTAL
                                      ---------        ---------      -------
                                                     (IN THOUSANDS)

Balance as of December 31, 1997......  $ 9,900         $  (400)       $ 9,500

Purchased and capitalized............    3,292              --          3,292
Amortization.........................   (2,061)             --         (2,061)
Provision for valuation allowance....       --          (1,465)        (1,465)
Charge-offs..........................   (1,050)            740           (310)
                                       -------         -------        -------
Balance as of December 31, 1998......   10,081          (1,125)         8,956

Purchased and capitalized............    3,990              --          3,990
Amortization.........................   (2,486)             --         (2,486)
Credit for valuation allowance.......       --             175            175
Charge-offs..........................     (450)            450             --
                                       -------         -------        -------
Balance as of December 31, 1999......   11,135            (500)        10,635

Purchased and capitalized............    1,289              --          1,289
Amortization.........................   (2,582)             --         (2,582)
Credit for valuation allowance.......       --             500            500
                                       -------         -------        -------
Balance as of December 31, 2000......  $ 9,842         $    --        $ 9,842
                                       =======         =======        =======

     At December 31, 2000, 1999 and 1998, mortgage loans partially or wholly owned by others and serviced by the Company amounted to approximately $936,026,000, $956,358,000 and $894,432,000, respectively, and are not reflected in the accompanying consolidated financial statements since they are not assets of the Company. The custodial balances included in the demand deposits totaled $14,149,000 in 2000, $12,689,000 in 1999 and $22,627,000 in 1998.

     During 2000, 1999 and 1998, the Company purchased mortgage servicing rights to $60.6 million, $233.2 million and $184.7 million, respectively, in residential first mortgage loans. These purchased balances are included in the loans serviced for others reflected above. Gains resulting from the capitalization of originated mortgage servicing rights are included in net gains on assets held for sale. Amortization of the mortgage servicing assets and the provisions for the valuation allowance are included as a reduction of mortgage banking income. However, credits for the valuation allowance increase mortgage banking income.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

(6) PREMISES AND EQUIPMENT

     The composition of premises and equipment at December 31 follows:


                                               2000               1999
                                              ------             -------
                                                   (IN THOUSANDS)

     Land and buildings..................... $ 15,137            $13,124
     Furniture, fixtures and equipment......    7,845              4,820
     Leasehold improvements.................      529                271
     Construction in progress...............      ---                509
                                             --------            -------
                                               23,511             18,724
     Less: accumulated depreciation.........  (10,089)            (8,061)
                                             --------            -------
                                             $ 13,422            $10,663
                                             ========            =======

     Rent expense totaled $283,000, $283,000 and $231,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Rental income on portions of the Company owned and occupied premises totaled $366,000, $316,000 and $322,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

     A summary of future minimum rental expense and income under non-cancelable operating leases at December 31, 2000 follows:

                                              MINIMUM       MINIMUM
                                              RENTAL        RENTAL
                                              EXPENSE       INCOME
                                              -------       -------
                                                  (IN THOUSANDS)

     2001..................................... $250          $300
     2002.....................................  220           112
     2003.....................................  212           108
     2004.....................................  131           104
     2005.....................................  114            35
     Thereafter...............................  350            --


(7) STOCK IN FEDERAL HOME LOAN BANK OF BOSTON

     As voluntary members of the Federal Home Loan Bank ("FHLB") of Boston, the Banks are required to invest in $100 par value stock of the FHLB of Boston in the amount of 1% of its outstanding home loans or 5% of its outstanding advances from the FHLB of Boston, whichever is higher. As and when such stock is redeemed, the Banks would receive from the FHLB of Boston an amount equal to the par value of the stock. At its discretion, the FHLB of Boston may declare dividends on this stock. Such dividends, which are included in dividend income on equity securities, amounted to $1,677,000, $1,093,000 and $1,008,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

(8) DEPOSITS

     The composition of deposits at December 31 follows:


                                                        2000                            1999
                                             ---------------------------        --------------------------
                                                                WEIGHTED                          WEIGHTED
                                                                AVERAGE                            AVERAGE
                                                AMOUNT           RATE           AMOUNT              RATE
                                             ----------         --------        --------          --------
                                                                 (DOLLARS IN THOUSANDS)
     Non-interest bearing:
          Demand deposit accounts..........  $  145,660            --%          $ 86,871              --%
     Interest bearing:
          NOW accounts.....................     151,168          1.38             99,040            0.76
          Money market deposit accounts....     107,814          2.97             95,291            2.75
          Savings accounts.................     246,812          3.65            213,286            3.25
          Variable rate certificates.......      23,006          6.68              3,434            4.59
          Fixed rate certificates..........     546,729          5.78            470,611            5.05
                                             ----------                         --------
               Total deposits..............  $1,221,189          3.88%          $968,533            3.53%
                                             ==========          ====           ========            ====


     Time certificates in excess of $100,000 at December 31, 2000 and 1999 amounted to $157,454,000 and $91,351,000, respectively. Brokered deposits amounted to $45,000,000 in 2000. There were no brokered deposits in 1999.

     A summary of interest expense on deposits for the years ended December 31, follows:


                                                  2000       1999        1998
                                                 -------    -------     -------
                                                          (IN THOUSANDS)

     Now accounts..............................  $ 1,396    $   772     $   806
     Money market deposit accounts.............    3,017      2,657       2,861
     Savings accounts..........................    7,938      6,770       6,256
     Certificates of deposit...................   28,615     24,142      29,214
                                                 -------    -------     -------
          Total interest expense on deposits...  $40,966    $34,341     $39,137
                                                 =======    =======     =======

     Interest forfeitures resulting from early withdrawals from certificates of deposit are credited to interest expense on deposits. Interest forfeitures amounted to $166,000, $118,000 and $172,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

     The average interest rate on time certificates at December 31, 2000, by the earlier of its repricing or period of maturity, follows:


                                                                 AVERAGE
                                                AMOUNT             RATE
                                               --------          -------
                                                (DOLLARS IN THOUSANDS)
Maturity/repricing in:
     2001...................................   $423,847           5.78%
     2002...................................    110,784           5.89
     2003...................................     30,015           6.16
     2004...................................      3,342           5.36
     2005...................................      1,747           6.00
                                               --------
                                               $569,735           5.82%
                                               ========           ====

Included in the table above are $23,006,000 in variable rate time certificates, of which 38.9% mature in 2001 and 53.9% mature in 2002. The variable rate certificates are subject to rate changes on a monthly basis in conjunction with changes to the prime rate.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

(9) OTHER BORROWINGS

     Other borrowings consist of various short-term borrowings that typically have a maturity date of 90 days or less. However, FHLB overnight and federal funds purchased have maturities of one day. In addition, the Banks enter into sales of securities under agreements to repurchase. These agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets and the securities underlying the agreements remain in the asset accounts. The securities underlying the agreements are held by third parties as custodian for the Banks. The Banks have also established overnight corporate customer repurchase agreements whereby collateral is set aside by the Banks' custodian and the rates paid approximate short term deposit or market interest rates (see note 3).

     The composition of other borrowings at December 31 follows:


                                                   2000       1999       1998
                                                  -------    -------    -------
                                                          (IN THOUSANDS)

FHLB overnight (see note 10)..................... $    --    $35,000    $    --
Federal funds purchased..........................   1,481      3,822         --
Securities sold under agreements to repurchase...      --     25,525     10,087
Corporate customer repurchase agreements.........  17,460      9,315      6,245
                                                  -------    -------    -------
                                                  $18,941    $73,662    $16,332
                                                  =======    =======    =======

     Information concerning securities sold under agreements to repurchase and corporate customer repurchase agreements for the years ended December 31, follows:

                                                     2000     1999      1998
                                                   -------   -------   -------
                                                      (DOLLARS IN THOUSANDS)

     Outstanding at December 31................... $17,460   $34,840   $16,332
     Outstanding collateral:
        Amortized cost............................  22,310    39,824    20,834
        Fair value................................  22,905    39,548    20,785
     Average balance outstanding during the year..  23,593    32,131    11,794
     Maximum outstanding at any month-end.........  45,499    38,852    19,981
     Weighted average rate at year-end............    4.89%     5.15%     4.65%
     Weighted average rate during the year........    5.38%     4.74%     4.90%


     The repurchase agreements outstanding at December 31, 1999 and December 31, 1998 matured within 30 days of year end. The customer repurchase agreements for each of the three years matured the following day.

     As of December 31, 2000, the Bank has established reverse repurchase lines of credit with various lenders totaling $310.0 million. These lines would be subject to the amount of securities available for collateralization purposes.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

(10) FEDERAL HOME LOAN BANK ADVANCES

     A summary of Federal Home Loan Bank advances at December 31 follows:


                                                         2000                                   1999
                                       ----------------------------------------         ------------------------
                                                                        WEIGHTED                        WEIGHTED
                                       SCHEDULED      REDEEMED AT       AVERAGE         SCHEDULED        AVERAGE
                                       MATURITY   INITIAL CALL DATE(1)  RATE (2)         MATURITY         RATE
                                       ---------  --------------------  --------        ---------       --------
                                                                   (DOLLARS IN THOUSANDS)

     Within 1 year..................... $181,623       $359,623          6.43%           $145,048         5.38%
     Over 1 year to 2 years............   34,610         39,610          6.44              23,590         5.45
     Over 2 years to 3 years...........  100,544         15,544          6.12              14,609         5.94
     Over 3 years to 5 years...........   20,365            365          6.74              20,500         5.62
     Over 5 years......................   80,135          2,135          5.12             101,975         5.15
                                        --------       --------                          --------
                                        $417,277       $417,277          6.12%           $305,722         5.35%
                                        ========       ========          ====            ========         ====

(1) Callable FHLB advances are shown in the respective periods assuming that the callable debt is redeemed at the initial call date while all other advances are shown in the periods corresponding to their scheduled maturity date.

(2) Weighted average rate based on scheduled maturity dates.

     In accordance with the requirements of the FHLB of Boston, the Banks are required to maintain qualified collateral, as defined by the FHLB, as collateral for its advances. This collateral is primarily composed of the Banks' investment in the FHLB stock and its residential mortgage and investment portfolios not otherwise pledged (see notes 3, 4, 7 and 9). The Banks have the capacity to borrow an additional $359.5 million in short term or long term advances as well as $57.4 million in secured lines of credit from the FHLB of Boston as of December 31, 2000.

(11) FEDERAL AND STATE INCOME TAXES

     The current and deferred components of income tax expense (benefit) for the years ended December 31, follow:


                                                2000        1999         1998
                                               ------      -------      -------
                                                        (IN THOUSANDS)
     Current income tax expense:
          Federal............................. $4,605      $ 9,032      $ 8,440
          State...............................    583          861          887
                                               ------      -------      -------
                                                5,188        9,893        9,327
                                               ------      -------      -------
     Deferred income tax expense (benefit):
          Federal.............................    805          280       (1,107)
          State...............................  1,349          114          267
          Change in valuation allowance.......     --           --         (328)
                                               ------      -------      -------
                                                2,154          394       (1,168)
                                               ------      -------      -------

     Total income tax expense................. $7,342      $10,287      $ 8,159
                                               ======      =======      =======

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

     The causes of the difference between the total expected income tax expense computed by applying the Federal statutory rate to income before income taxes and the reported income tax expense for the years ended December 31, follow:


                                                                 2000           1999            1998
                                                                ------        -------           ------
                                                                         (DOLLARS IN THOUSANDS)

     Federal income tax expense at statutory rate............. $ 9,633        $10,213          $ 8,941
     Tax effect of:
          State tax, net of federal benefit before valuation
           allowance, excluding state impact of law change....   1,256            634              750
          Adjustment of deferred tax liabilities..............  (2,900)          (440)          (1,100)
          Change in valuation allowance......................       --             --             (328)
          Other, net..........................................    (647)          (120)            (104)
                                                               -------        -------          -------
     Income tax expense ...................................... $ 7,342        $10,287          $ 8,159
                                                               =======        =======          =======
     Effective income tax rate................................    26.7%          35.3%            31.9%
                                                               =======        =======          =======


     The existing net deductible temporary differences that give rise to the net deferred income tax asset are expected to reverse in periods in which the Company will generate net taxable income. At December 31, 2000, the net deferred tax asset is supported by recoverable income taxes of approximately $16.9 million. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

The components of the net deferred taxes receivable for the years ended December 31, follow:

                                                                2000      1999
                                                               ------    ------
                                                                (IN THOUSANDS)
Deferred tax assets:
   Allowance for loan losses.................................. $5,090    $4,210
   Unrealized losses on investments available for sale........     --     1,903
   Unrealized losses on writedown of other real estate owned..     55        65
   Deferred benefits..........................................    362       359
   Depreciation...............................................    174       214
   Excess mortgage servicing fees.............................    375       627
   Purchasing accounting adjustments..........................    555        --
   Other......................................................    109        42
                                                               ------    ------
      Gross deferred assets...................................  6,720     7,420
                                                               ------    ------
Deferred tax liabilities:
   Deferred expenses..........................................  1,244     1,624
   Unrealized gains on investments available for sale.........  2,123       ---
   Equipment leases...........................................  2,148       346
   Other......................................................    887       191
                                                               ------    ------
      Gross deferred liabilities..............................  6,402     2,161
                                                               ------    ------
Net deferred income taxes receivable.......................... $  318    $5,259
                                                               ======    ======

(12) STOCKHOLDERS' EQUITY

     Preferred Stock
     In connection with the Company's adoption of a Shareholder Rights Plan on January 21, 1999, the Company established a series of 100,000 shares of preferred stock designated as Series B Junior Participating Cumulative Preferred Stock, par value $0.10 per share ("Series B Stock") and declared a dividend of one Preferred Stock Purchase Right (the "Right") for each outstanding share of the Company's Common Stock held of record as of February 16, 1999.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

     Pursuant to the Shareholder Rights Plan, each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series B Stock, par value $0.10 per share, at an initial cash exercise price of $130.00 per unit, subject to adjustment. The Rights are not exercisable and remain attached to all outstanding shares of Common Stock until the earliest of (i) ten calendar days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that could result in a person or group becoming an Acquiring Person or (iii) the declaration by the Board of Directors that a person is an "Adverse Person", as such term is defined in the Shareholder Rights Plan.

     In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, each holder of a Right will be entitled to receive upon exercise that number of units of Series B Stock having a market value of two times the exercise price of the Right. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. The Rights have no voting or dividend privileges and, until they become exercisable, have no dilutive effect on the earnings of the Company. The Rights expire on February 16, 2009.

     The holders of Series B Stock would be entitled to a preference with respect to dividends and liquidation.

Stock Repurchase Plan
     In October 1998, the Company's Board of Directors approved a common stock repurchase program authorizing the repurchase of 5%, or 324,141 shares, of the Company's common stock outstanding. Purchases may be made on the open market or in private transactions. During 2000, the Company repurchased 177,900 common shares; 146,241 shares remain eligible for repurchase under the existing 5% program limitation. Treasury stock held at December 31, 2000, totaled 167,953 shares.

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

     Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that as of December 31, 2000, the Banks met all capital adequacy requirements to which they were subject.

     As of December 31, 2000, the most recent notification from the FDIC categorized the Banks as well capitalized under the prompt corrective action provisions. To be categorized as well capitalized, the Banks must maintain total capital risk-based, Tier 1 capital risk-based, and Tier 1 capital leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would cause a change in the Banks' categorization.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

     The Company's and the Banks' as reported capital amounts and ratios in addition to the minimum capital requirements and well capitalized capital requirements at December 31 follow:


                                                                                            TO BE WELL
                                                                   MINIMUMS              CAPITALIZED UNDER
                                                                 FOR CAPITAL             PROMPT CORRECTIVE
                                      AS REPORTED                 ADEQUACY               ACTION PROVISIONS
                                ----------------------     ------------------------     ----------------------
                                                             (DOLLARS IN THOUSANDS)
                                  AMOUNT         RATIO     AMOUNT             RATIO     AMOUNT           RATIO
                                --------        ------     -------           ------    --------          -----
AS OF DECEMBER 31, 2000
Risk-based capital ratios:
Total capital
  Andover Bancorp, Inc......... $156,388         12.9%     $96,866            >8.0%    $121,082          >10.0%
                                                                              -                          -
  Andover Bank.................  135,961         12.2       89,203            >8.0      111,504          >10.0
                                                                              -                          -
  Gloucester Bank and Trust....   10,979         11.4        7,696            >8.0        9,620          >10.0
                                                                              -                          -
Tier 1 capital
  Andover Bancorp, Inc.........  141,748         11.7       48,433            >4.0       72,649           >6.0
                                                                              -                           -
  Andover Bank.................  123,185         11.1       44,601            >4.0       66,902           >6.0
                                                                              -                           -
  Gloucester Bank and Trust....    9,776         10.2        3,848            >4.0        5,772           >6.0
                                                                              -                           -
Leverage capital ratio:
Tier 1 capital
  Andover Bancorp, Inc.........  141,748          8.0       70,605            >4.0       88,256           >5.0
                                                                              -                           -
  Andover Bank.................  123,185          7.5       65,684            >4.0       82,105           >5.0
                                                                              -                           -
  Gloucester Bank and Trust....    9,776          7.6        5,132            >4.0        6,414           >5.0
                                                                              -                           -
AS OF DECEMBER 31, 1999
Risk-based capital ratios:
Total capital
  Andover Bancorp, Inc......... $144,706         14.6%     $79,386            >8.0%     $99,233          >10.0%
                                                                              -                          -
  Andover Bank.................  133,786         13.5       79,312            >8.0       99,140          >10.0
                                                                              -                          -
Tier 1 capital
  Andover Bancorp, Inc.........  133,322         13.4       39,693            >4.0       59,540           >6.0
                                                                              -                           -
  Andover Bank.................  122,402         12.4       39,656            >4.0       59,484           >6.0
                                                                              -                           -
Leverage capital ratio:
Tier 1 capital
  Andover Bancorp, Inc.........  133,322          9.0       59,071            >4.0       73,839           >5.0
                                                                              -                           -
  Andover Bank.................  122,402          8.3       58,849            >4.0       73,561           >5.0
                                                                              -                           -

(13) OTHER INCOME

     Components of other income for the years ended December 31, follow:


                                                    2000       1999       1998
                                                   ------     ------     ------
                                                          (IN THOUSANDS)

 Deposit account service charges and other fees..  $3,031     $2,455     $2,289
 Loan late charges and other fees................     505        502        703
 Rental income...................................     367        316        322
 Gains (losses) on real estate operations, net ..     (40)        (5)        14
 Other...........................................     522        432        577
                                                   ------     ------     ------
                                                   $4,385     $3,700     $3,905
                                                   ======     ======     ======
(14) EMPLOYEE BENEFITS

Pension Plan and Postretirement Benefits Other Than Pensions
     The Company sponsored a non-contributory defined benefit pension plan that covered all eligible employees. In 1999, the Company elected to terminate the defined benefit pension plan and to distribute the excess of the assets over the pension obligation to the employees on a proportionate basis. The expense incurred for the pension plan until its curtailment was $104,000 and the curtailment and settlement gains recognized by the Bank totaled $1.6 million in 1999. In addition, Andover Bank provides healthcare and life insurance benefits (post retirement benefits) for certain retired employees that met the eligibility requirements at the time of their retirement.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

     The funding status and other components of the pension plan for the year ended October 31, and the postretirement benefits plan for the years ended December 31, follow:

                                      PENSION PLAN  POSTRETIREMENT BENEFITS PLAN
                                      ------------ -----------------------------
                                          1998       2000       1999      1998
                                        -------    -------    -------   --------
                                                    (IN THOUSANDS)

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year $ 5,946    $   361   $   360    $   333
Service cost ..........................     702         --        --         --
Interest cost .........................     418         23        25         21
Actuarial loss (gain) .................     536         12        14         42
Benefits paid .........................    (242)       (37)      (38)       (36)
                                        -------    -------   -------    -------
Benefit obligation at end of year ..... $ 7,360    $   359   $   361    $   360
                                        =======    =======   =======    =======

CHANGE IN PLAN ASSETS
Fair value at beginning of year ....... $ 5,194    $    --   $    --    $    --
Actual return on plan assets ..........     426         --        --         --
Company contribution ..................     482         --        --         --
Benefits paid .........................    (242)        --        --         --
                                        -------    -------   -------    -------
Fair value at end of year ............. $ 5,860    $    --   $    --    $    --
                                        =======    =======   =======    =======

RECONCILIATION OF THE FUNDING STATUS
Transition assets ..................... $   168    $    --   $    --    $    --
Deferred gain (loss) ..................    (149)        56        32          7
Prepaid (accrued) expense .............  (1,519)      (415)     (393)      (367)
                                        -------    -------   -------    -------
Funded status ......................... $(1,500)   $  (359)  $  (361)   $  (360)
                                        =======    =======   =======    =======

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost .......................... $   702    $    --   $    --    $    --
Interest cost .........................     418         23        25         21
Expected return on plan assets ........    (467)        --        --         --
Transition obligation .................     (14)        --        --         --
Actuarial loss (gain) .................       2         --        --         --
                                        -------    -------   -------    -------
Net periodic benefit cost ............. $   641    $    23   $    25    $    21
                                        =======    =======   =======    =======

Assumptions used to develop the net periodic benefit obligation follow:

                                      PENSION PLAN  POSTRETIREMENT BENEFITS PLAN
                                      ------------  ----------------------------
                                           1998      2000     1999       1998
                                          ------    ------   -------    -------

Discount rate............................  6.50%      6.50%    7.00%       6.00%
Rate of increase in compensation levels..  4.75%        --       --          --

Assumptions used to develop the net
 periodic benefit cost follow:

     Discount rate.......................  6.50%      6.50%    7.00%       6.00%
     Rate of increase in compensation
       levels............................  4.75%        --       --          --
     Expected long-term rate of return
       on assets.........................  9.00%        --       --          --

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

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

     A summary of stock option activity for the years ended December 31, follows:


                                                  2000                      1999                     1998
                                        -----------------------     ---------------------     --------------------
                                                      WTD. AVG.                 WTD. AVG.                 WTD. AVG.
                                                      EXERCISE                  EXERCISE                  EXERCISE
                                        SHARES          PRICE        SHARES      PRICE        SHARES       PRICE
                                        ------        ---------     -------     ---------     -------     --------
Outstanding at beginning of year....... 563,930        $19.30       512,599      $17.91       505,388      $14.92
     Granted...........................  89,200         33.05        68,050       28.21        69,575       34.50
     Exercised......................... (14,622)        11.47       (14,060)      10.66       (60,114)      11.64
     Forfeited.........................      --            --        (2,659)      25.33        (2,250)      27.67
                                        -------                     -------                   -------
Outstanding at end of year............. 638,508        $21.40       563,930      $19.30       512,599      $17.91
                                        -------                     -------                   =======
Exercisable at end of year............. 626,342        $21.32       557,930      $19.34       495,098      $18.00
                                        =======                     =======                   =======
Shares reserved for future grants......  15,490                     104,690                   170,081
                                        =======                     =======                   =======

     A summary of options outstanding and exercisable by price range as of December 31 follows:


                                OPTIONS OUTSTANDING                                         OPTIONS EXERCISABLE
   ----------------------------------------------------------------------------       -------------------------------
                               OUTSTANDING         WTD. AVG.                          EXERCISABLE
      RANGE OF                    AS OF           REMAINING          WTD. AVG.           AS OF            WTD. AVG.
    EXERCISE PRICES             12/31/00      CONTRACTUAL LIFE   EXERCISE PRICE        12/31/00        EXERCISE PRICE
    ---------------            -----------    ----------------   --------------        --------        --------------
  $ 2.1667 -$ 6.7500..........   35,800              1.7              $5.70             35,800             $5.70
  $ 6.7600 -$11.7500..........   62,483              3.6              10.03             62,483             10.03
  $11.7600 -$14.2500..........  147,100              4.2              14.01            147,100             14.01
  $14.2600 -$22.0000..........  120,175              5.4              16.76            117,175             16.81
  $27.2500 -$32.0000..........   88,550              9.0              28.26             79,384             28.19
  $32.0100 -$34.8000..........  184,400              8.4              33.92            184,400             33.92
                                -------                                                -------
                                638,508              6.1             $21.40            626,342            $21.32
                                =======              ===             ======            =======            ======


     The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                             2000       1999        1998
                                            -------    -------    --------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net income as reported...................   $20,182    $18,885     $17,386
Pro forma net income.....................    19,471     18,393      16,807
Basic earnings per share as reported.....      3.09       2.89        2.68
Basic pro forma earnings per share.......      2.98       2.82        2.59
Diluted earnings per share as reported...      3.01       2.82        2.60
Diluted pro forma earnings per share.....      2.90       2.74        2.51

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

     The per share weighted average fair value of stock options granted during 2000, 1999 and 1998 was $9.59, $8.32 and $10.07, respectively, on the date of grant. These fair values were determined using the Black Scholes option pricing model with the following weighted average assumptions:

                                        2000       1999         1998
                                        -----      -----        -----

     Expected dividend yield...........  3.50%      3.50%        2.75%
     Risk-free interest rate...........  5.34       6.56         4.87
     Expected volatility............... 30.00      30.00        30.00
     Expected life in years............  6.00       6.50         6.70

Employee Stock Ownership Plan
     The Company maintains an Employee Stock Ownership Plan (the "ESOP") that covers all employees who meet specified age and length of service requirements. Contributions are made for the purchase of additional shares of Company stock and accordingly, a charge to salaries and employee benefits expense is recorded. In 2000, 13,078 shares of common stock were purchased in the open market at an average price of $28.70 per share, which when combined with forfeited shares are allocated to participants proportionately to their gross wages. In 1999 and 1998, 11,566 and 11,552 shares were purchased at an average price of $30.63 and $32.32 per share, respectively. Contributions by the Banks to the ESOP for participants for the years ended December 31, 2000 and 1999 and October 31, 1998 were $378,000, $355,000 and $375,000, respectively.

Thrift Incentive Plan
     The Company has an employee tax deferred thrift incentive plan (the "401(k)") under which individual employee contributions to the plan are matched within certain limitations by the Banks. All employees who meet specified age and length of service requirements are eligible to participate in the 401(k) plan. The amounts matched by the Banks are included in salaries and employee benefits expense. The amounts matched for the years ended December 31, 2000, 1999 and 1998 were $202,000, $91,000 and $94,000, respectively.

Money Purchase Plan
     As a result of terminating the pension plan in 1999, the Company adopted a money purchase plan whereby the Company sets aside a certain percentage of each eligible employee's salary. This retirement plan became effective January 1, 2000 and the contributions totaled $463,000 for the year ended December 31, 2000.

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

     In 2000, 1999 and 1998 $755,000, $620,000 and $490,000, respectively, was charged to salaries and employee benefits expense under this plan.

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

Employee Special Termination Plan
     The Company established an Employee Special Termination Plan on January 23, 1997. The Plan provides eligible employees with severance pay and medical benefits in the event of a change in control of the Bank or Company. Generally, all employees are eligible to participate in the Plan as long as they are not eligible to receive benefits under any executive termination or employment agreement. The Plan provides for the payment of lump-sum amounts upon termination following a change in control, as defined by the Plan.

Deferred Compensation Plan
     The Company has adopted a deferred compensation plan for its directors whereby a non-employee director can elect to defer earned fees to future years with benefits commencing at retirement. In 1996, this unfunded plan was amended to allow the directors to change their deferred compensation account to equivalent stock units in the Company's common stock, permit distribution upon retirement to be paid in shares of common stock, or to choose to receive interest credits based on an equivalent rate on a term certificate of deposit. The amended deferred compensation plan reserved 75,000 shares of common stock, of which approximately 44,000 shares remain unallocated. The deferred compensation attributed to the directors for the years ended December 31, 2000, 1999 and 1998 totaled $147,000, $159,000 and $108,000, respectively. In 2000,
6,208 equivalent stock units were allocated at an average price of $28.24. In 1999 and 1998, 5,553 and 3,295 equivalent stock units were allocated at an average price of $30.81 and $32.79 per stock unit, respectively.

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

     Financial instruments actively traded in a secondary market have been valued at December 31 using quoted available market prices follow:

                                           2000                 1999
                                  ---------------------  ----------------------
                                  CARRYING               CARRYING
                                   AMOUNT    FAIR VALUE   AMOUNT     FAIR VALUE
                                  --------   ---------   --------    ----------
                                                   (IN THOUSANDS)

Assets held for sale............. $  5,037    $  5,103   $  1,494   $   1,494
Investments available for sale...  289,155     289,155    221,370     221,370
Investments held to maturity.....   48,533      49,014     63,752      62,557

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

     The fair values at December 31 of financial instruments with stated maturities have been estimated by discounting cash flows with a discount rate approximately equal to the current market rate for similar instruments follow:



                                                      2000                               1999
                                           --------------------------           ------------------------
                                            CARRYING                                          CARRYING
                                             AMOUNT        FAIR VALUE             AMOUNT      FAIR VALUE
                                           ----------      ----------           ----------    ----------
                                                                    (IN THOUSANDS)
     Loans receivable, net................ $1,341,541      $1,332,596           $1,121,717    $1,099,568
     Mortgage servicing assets, net.......      9,842          13,030               10,635        11,917
     Certificates of deposit..............    569,735         573,964              474,045       474,086
     Federal Home Loan Bank advances......    417,277         417,576              305,722       305,327

     The fair values at December 31 of financial instruments with no maturity or short-term maturities that approximate their carrying amounts follow:



                                                           2000                                1999
                                                  -------------------------            -----------------------
                                                  CARRYING                             CARRYING
                                                   AMOUNT        FAIR VALUE             AMOUNT      FAIR VALUE
                                                  --------       ----------            --------     ----------
                                                                          (IN THOUSANDS)

     Cash and due from banks....................  $ 40,256        $ 40,256             $ 26,913      $ 26,913
     Short-term investments.....................    29,300          29,300                1,600         1,600
     Accrued interest receivable................    11,366          11,366                8,236         8,236
     Stock in FHLB..............................    23,366          23,366               17,737        17,737
     Demand deposit accounts....................   145,660         145,660               86,871        86,871
     NOW accounts...............................   151,168         151,168               99,040        99,040
     Savings accounts...........................   246,812         246,812              213,286       213,286
     Money market deposit accounts..............   107,814         107,814               95,291        95,291
     Other borrowings...........................    18,941          18,941               73,662        73,662
     Mortgagors' escrow  accounts...............     3,634           3,634                3,412         3,412

     The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate fair value. The fair values for investments available for sale and held to maturity are based on quoted bid prices received from securities dealers or third party pricing services. Commitments to originate loans and forward commitments to sell loans have been considered in the value of assets held for sale. Loans are estimated by discounting contractual cash flows adjusted for prepayment estimates and using discount rates approximately equal to current market rates on loans with similar characteristics and maturities. The incremental credit risk for non-performing loans has been considered in the determination of the fair value of loans. Excess servicing is based on the present value of the estimated cash flows using a current risk rate and taking into consideration estimated prepayments. Fixed rate certificates and Federal Home Loan Bank advances are based on the discounted value of contractual cash flows. The discount rates used are representative of approximate rates currently offered on instruments with similar remaining maturities. The fair values for cash and short-term investments approximate their carrying amounts because of the short maturity of these instruments. The fair values of accrued interest receivable, variable rate certificates, securities sold under agreements to repurchase and mortgagors' escrow accounts approximate their carrying amounts because of the short-term nature of these financial instruments. The fair value of stock in the Federal Home Loan Bank of Boston equals its carrying amount as reported in the balance sheet because this stock is redeemable only at par by the FHLB. The fair values of demand deposit accounts, NOW accounts, regular savings accounts and money market accounts are equal to their respective carrying amounts since they are equal to the amounts payable on demand at the reporting date. The majority of the Company's commitments for unused lines and outstanding standby letters of credit and unadvanced portions of loans are at floating rates and, therefore, there is no fair value adjustment.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

(16) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

     The condensed financial statements for Andover Bancorp, Inc., referred to as the "Parent Company" for purposes of this Note only, as of and for the years ended December 31 follow:

BALANCE SHEETS

                                                            2000         1999
                                                          --------     --------
                                                             (IN THOUSANDS)
     ASSETS
     Cash and interest-bearing deposits in subsidiaries.. $  5,934     $ 10,041
     Investments available for sale, at market...........    3,135          996
     Investment in subsidiaries, at equity...............  144,251      119,269
     Other assets........................................      719           91
                                                          --------     --------
               Total assets.............................. $154,039     $130,397
                                                          ========     ========

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Liabilities:
          Accrued income taxes........................... $    242     $      2
          Accrued expenses...............................      176          132
                                                          --------     --------
               Total liabilities.........................      418          134
                                                          --------     --------
     Total stockholders' equity..........................  153,621      130,263
                                                          --------     --------
               Total liabilities and stockholders'
                equity................................... $154,039     $130,397
                                                          ========     ========

STATEMENTS OF OPERATIONS

                                                       YEARS ENDED DECEMBER 31,
                                                     ---------------------------
                                                       2000     1999       1998
                                                     -------   -------   -------
                                                             (IN THOUSANDS)

Dividends from bank subsidiaries .................   $19,000   $ 7,000   $ 9,500
Interest income from deposits in subsidiaries ....       261       323       166
Dividends on equity securities ...................       161        15         7
                                                     -------   -------   -------
     Total operating income ......................    19,422     7,338     9,673
Non-interest expenses ............................       412       374       402
                                                     -------   -------   -------
Income before income tax expense and
   equity in net income of subsidiaries ..........    19,010     6,964     9,271
Income tax expense ...............................        60        33        48
                                                     -------   -------   -------
Income before equity in net income of subsidiaries    18,950     6,931     9,223
Equity in net income of subsidiaries .............     1,232    11,954     8,163
                                                     -------   -------   -------
Net income .......................................   $20,182   $18,885   $17,386
                                                     =======   =======   =======

     The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

STATEMENTS OF CASH FLOWS


                                                                          YEARS ENDED DECEMBER 31,
                                                                     --------------------------------
                                                                       2000        1999        1998
                                                                     --------    --------    --------
                                                                             (IN THOUSANDS)
Cash flows from operating activities:
     Net income ..................................................   $ 20,182    $ 18,885    $ 17,386
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Equity in undistributed net income of subsidiaries ..........     (1,232)    (11,954)     (8,163)
     (Increase) decrease in other assets .........................       (388)        (75)        163
     Increase (decrease) in other liabilities ....................         44         (22)          3
                                                                     --------    --------    --------
          Net cash provided by operating activities ..............     18,606       6,834       9,389
                                                                     --------    --------    --------
     Purchases of investments available for sale .................     (1,630)       (703)       (191)
     Investments in subsidiary ...................................       (750)         --          --
                                                                     --------    --------    --------
          Net cash used by investing activities ..................     (2,380)       (703)       (191)
                                                                     --------    --------    --------
Cash flows from financing activities:
     Stock options exercised .....................................        258         239       1,023
     Treasury stock purchased ....................................     (4,718)         --          --
     Cash disbursed for acquired institution .....................     (9,413)         --          --
     Dividends paid to stockholders ..............................     (6,460)     (5,677)     (4,484)
                                                                     --------    --------    --------
          Net cash used by financing activities ..................    (20,333)     (5,438)     (3,461)
                                                                     --------    --------    --------
Net increase (decrease) in cash and interest-bearing
   deposit in subsidiaries .......................................     (4,107)        693       5,737
Cash and interest-bearing deposits in subsidiaries at
   beginning of year .............................................     10,041       9,348       3,611
                                                                     --------    --------    --------
Cash and interest bearing deposits in subsidiaries at
   end of year ...................................................   $  5,934    $ 10,041    $  9,348
                                                                     ========    ========    ========

Supplemental cash flow information: Cash paid during the year for:
          Income taxes ...........................................   $     60    $     33    $     48

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

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

Financial instruments with off-balance sheet credit risk at December 31 follow:

                                                                 CONTRACT OR
                                                               NOTIONAL AMOUNT

                                                                2000      1999
                                                               -------  -------
                                                                (IN THOUSANDS)

Commitments to originate loans................................ $55,226  $53,694
Unadvanced lines of home equity and reserve lines of credit...  95,255   79,382
Unadvanced lines on commercial loans..........................  35,837   22,369
Unadvanced portions of construction and land loans............  46,662   26,510
Standby letters of credit.....................................   3,924    3,226
Loans sold with recourse......................................     811    1,170
Forward commitments to sell loans and mortgage-backed
  securities..................................................   4,017    1,000

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

    As a nonmember of the Federal Reserve System, the Company is required to maintain certain reserve requirements or vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in "Cash and due from banks", was $2,453,000 and $992,000 at December 31, 2000 and 1999, respectively.

    A number of legal claims against the Company arising in the normal course of business were outstanding at December 31, 2000. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on the Company's financial position.

(18) ACQUISITION

     On July 1, 2000, the Company consummated its acquisition of GBT Bancorp and its wholly-owned subsidiary, Gloucester Bank & Trust Company. Under the terms of the merger agreement, Andover issued 298,386 new shares of its common stock and $8.1 million in cash to the GBT Bancorp shareholders. The transaction was accounted for as a purchase and resulted in goodwill totaling $9.0 million. Goodwill will be amortized straight line over 15 years. As of June 30, 2000, before purchase accounting adjustments, Gloucester had $132.6 million in assets, of which investments available for sale totaled $26.3 million, loans totaled $91.7 million, deposits totaled $107.4 million and FHLB advances totaled $16.8 million. Loans were comprised primarily of commercial real estate loans, residential

                     ANDOVER BANCORP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                        December 31, 2000, 1999 and 1998

real estate and commercial loans totaling $40.0 million, $22.4 million and $9.3 million, respectively. The effect of the acquisition on the Company's consolidated financial statements as if this acquisition had occurred at the beginning of the year 2000 is not material.

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


                                                                        2000 QUARTERS
                                                     ----------------------------------------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                      FIRST         SECOND          THIRD          FOURTH
                                                     -------       -------         -------        -------
Interest and dividend income.......................  $26,775       $28,388         $32,530        $32,854
Interest expense...................................   14,269        15,651          18,335         18,589
                                                     -------       -------         -------        -------
Net interest and dividend income...................   12,506        12,737          14,195         14,265
Provision for loan losses..........................      200           400             450            450
Non-interest income (loss).........................    1,289         1,397            (672) (a)     1,515
Non-interest expense...............................    6,419         6,200           8,062          7,527
                                                     -------       -------         -------        -------
Income before income tax expense (benefit).........    7,176         7,534           5,011          7,803
Income tax expense (benefit).......................    2,620         2,751            (215) (b)     2,186 (b)
                                                     -------       -------         -------        -------
Net income.........................................  $ 4,556       $ 4,783         $ 5,226        $ 5,617
                                                     =======       =======         =======        =======

Basic earnings per common share....................  $  0.71       $  0.75         $  0.78        $  0.84
                                                     =======       =======         =======        =======

Diluted earnings per common share..................  $  0.69       $  0.73         $  0.76        $  0.82
                                                     =======       =======         =======        =======

Dividends declared per share.......................  $  0.24       $  0.24         $  0.24        $  0.27
                                                     =======       =======         =======        =======


                                                                        2000 QUARTERS
                                                     ----------------------------------------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                      FIRST         SECOND          THIRD          FOURTH
                                                     -------       -------         -------        -------
Interest and dividend income....................... $ 24,265       $ 24,577       $ 25,354       $ 25,814
Interest expense...................................   12,828         12,816         13,496         13,561
                                                    --------       --------       --------       --------
Net interest and dividend income...................   11,437         11,761         11,858         12,253
Provision (credit) for loan losses.................       --             --             --            400
Non-interest income................................    1,196          1,159            623 (d)      1,262
Non-interest expense...............................    5,221 (c)      5,444          5,719          5,593 (c)
                                                    --------       --------       --------       --------
Income before income tax expense...................    7,412          7,476          6,762          7,522
Income tax expense.................................    2,620          2,727          2,240          2,700
                                                    --------       --------       --------       --------
Net income......................................... $  4,792       $  4,749       $  4,522       $  4,822
                                                    ========       ========       ========       ========

Basic earnings per common share.................... $   0.73       $   0.73       $   0.69       $   0.74
                                                    ========       ========       ========       ========

Diluted earnings per common share.................. $   0.71       $   0.71       $   0.67       $   0.72
                                                    ========       ========       ========       ========

Dividends declared per share....................... $   0.21       $   0.21       $   0.21       $   0.24
                                                    ========       ========       ========       ========

(a) Includes losses of $2.1 million realized from a balance sheet restructuring.
(b) Includes tax benefits of $2.2 million and $750,000 in the third and fourth quarters of 2000, respectively.
(c) Includes a pre-tax gain of $1.1 million and $500,000 in the first and fourth quarters of 1999, respectively, due to the curtailment and settlement of the defined benefit plan.
(d) Includes losses on sales of investment available for sale of $385,000.

                                   FORM 10-K
                              CROSS REFERENCE INDEX

                                     PART 1
Item 1    Business..............................................................................       3

Item 2    Properties............................................................................   11-12

Item 3    Legal Proceedings.....................................................................      12

Item 4    Submission of Matters to a Vote of Security Holders...................................      12

                                     PART II

Item 5    Market for Registrant's Common Equity and Related Stockholder Matters.................      13

Item 6    Selected Consolidated Financial Data..................................................      14

Item 7    Management's Discussion and Analysis of Financial Condition and
          Results of Operations.................................................................      15

Item 7A   Quantitative and Qualitative Disclosures About Market Risk............................      37

Item 8    Financial Statements and Supplementary Data......................................... (See Item
                                                                                               14 below)

Item 9    Changes in and Disagreements with Accountants on Accounting and
          Financial Disclosure........................................................... Non-Applicable

                                    PART III

The information called for by Part III (Items 10 through 13) is incorporated herein by reference from Andover's Definitive Notice of Annual Meeting and Proxy Statement for the 2001 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

                                     PART IV

Item 14   Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1)    Financial Statements-
             Independent Auditors' Report.......................................................      39

             Consolidated Balance Sheets as of December 31, 2000 and 1999.......................      40

             Consolidated Statements of Operations for each of the years ended
             December 31, 2000, 1999 and 1998...................................................      41

             Consolidated Statements of Changes in Stockholders' Equity
             for each of the years ended December 31, 2000, 1999 and 1998.......................      42

             Consolidated Statements of Cash Flows for each of the years ended
             December 31, 2000, 1999 and 1998...................................................   43-44

             Notes to Consolidated Financial Statements.........................................   45-69


(2) All financial statement schedules are omitted because they are not applicable, the data is not significant, or the required information is shown elsewhere in this report.

(b) Reports on Form 8-K. There were no reports filed on Form 8-K during the three months ended December 31, 2000.

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

4.2               Shareholder Rights Agreement between Andover Bancorp, Inc. and
                  BankBoston (incorporated herein by reference to an Exhibit to Andover's Current Report on Form 8-A filed January 22, 1999).

10.1              Employment Agreement between Andover, Andover Bank and Gerald
                  T. Mulligan, dated May 16, 1991 (incorporated herein by reference to Exhibit 10.1 to Andover's Form 10-K for the fiscal year ended December 31, 1999).

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

10.7 Special Termination Agreement between Andover, Andover Bank and Raymond P. Smith, dated December 12, 1995, as amended and restated, January 23, 1997 (incorporated herein by reference to Exhibit 10.9 to Andover's Form 10-K for the fiscal year ended December 31, 1996).

10.8              Employment Agreement between Andover, Gloucester Bank & Trust
                  Company and David L. Marsh, dated July 1, 2000 (incorporated herein by reference to Exhibit 10.1 to Andover's Form 10-Q for the fiscal quarter ended June 30, 2000).

10.9 Andover Bancorp, Inc. Stock Option Plan dated May 8, 1986, as amended May 22, 1986, January 29, 1987, and November 2, 1987
                  (incorporated herein be reference to Exhibit 10.8 to Andover's
                  Form 10-K for the fiscal years ended December 31, 1999).

10.10             Andover Bancorp, Inc. 1995 Stock Incentive Plan, dated
                  February 16, 1995.

10.11             Deferred Compensation Plan for Directors of Andover Bancorp,
                  Inc. and its Subsidiaries, effective July 1, 1993, as amended and restated, February 22, 1996.

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

11 The computation of per share earnings can be readily determined from the material contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

12 As the Company does not have any debt securities registered under Section 12 of the Securities Act of 1933, no ratio of earnings to fixed charges appears in this Annual Report on Form 10-K.

13 Andover Bancorp, Inc. 2000 Annual Report, which, except for those portions expressly incorporated herein by reference, is furnished only for the information of the Securities and Exchange Commission and is not deemed to be filed.

21                The Company has two subsidiaries, Andover Bank and Gloucester
                  Bank & Trust. Andover Bank is a Massachusetts savings bank in stock form while Gloucester Bank & Trust Company is a Massachusetts-chartered trust company. Both subsidiaries are included in the Consolidated Financial Statements filed in the Annual Report on Form 10-K for the fiscal year ended December
                  31, 2000. Gloucester Bank & Trust Company's results are reflected after July 1, 2000.

23.1              Consent of KPMG LLP.


SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR - EQUISERVE LP

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, distribution of our dividend and the IRS Form 1099-DIV and administration of our dividend reinvestment and stock purchase program. Your requests as shareholders, concerning these matters, are most efficiently answered by corresponding directly with EquiServe LP at the following address:

EquiServe Limited Partnership
c/o Shareholder Services Department
PO Box 8040
Boston, MA 02266-8040
800.730.4001
equiserve.com

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN/GENERAL INFORMATION

Shareholders may obtain a brochure containing a detailed description of the Plan or other general shareholder information by corresponding directly with Andover Bancorp, Inc. at the following address:

Andover Bancorp, Inc., Shareholder Relations
PO Box 2005
Andover, MA 01810
978.749.2216
andoverbank.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

KPMG LLP
99 High Street
Boston, MA 02110

FORM 10-K

An additional copy of Andover's 2000 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, may be obtained without charge by contacting:

Andover Bancorp, Inc., Shareholder Relations
PO Box 2005
Andover, MA 01810
978.749.2216
andoverbank.com

FDIC COMPLIANCE

A copy of this report is being made available to the public on request as required by the Federal Deposit Insurance Corporation ("FDIC"). The contents of this report have not been reviewed or confirmed for accuracy or relevance by the FDIC. A copy of Management's Report on the effectiveness of the Company's internal control over financial reporting, and the Independent Accountants' Report of KPMG LLP thereon, may be obtained without charge by contacting:

Andover Bancorp, Inc., Shareholder Relations
PO Box 2005
Andover, MA 01810
978.749.2216
andoverbank.com

ANNUAL MEETING

The Annual Meeting of the Shareholders of Andover Bancorp, Inc. will be held at 10 a.m. on April 26, 2001 at the Andover Town House, 20 Main Street, Andover, Massachusetts.

STOCK LISTING

[logo "ANDB - NASDAQ - LISTED"]

Andover's Common Stock trades on The NASDAQ Stock Market(R) under the symbol "ANDB".

DIRECTORS
ANDOVER BANCORP, INC. AND ANDOVER BANK

John P. Bachini
Thomas F. Caffrey
Paul J. Donahue, Sr.
Clifford E. Elias
John E. Fenton, Jr.
Naomi A. Gardner
Frank D. Goldstein
Cornelius J. McCarthy
Gerald T. Mulligan
Irving E. Rogers, III
Robert J. Scribner
Fred P. Shaheen

DIRECTORS
GLOUCESTER BANK & TRUST CO.

Charles J. Ciaramitaro
Francis J. Elliott, Jr.
Kenneth W. Gleason
David L. Marsh
Gerald T. Mulligan
Stephen R. Parkhurst
Donald E. Sudbay, Jr.

ANDOVER BANCORP, INC.

ANDOVER BANK

Member FDIC
-----------
Member DIF

MAIN OFFICE:
61 Main Street
Andover, MA 01810

BRANCH OFFICES:
159 River Road
Andover, MA 01810

450 Essex Street
Lawrence, MA 01840

305 South Broadway
Lawrence, MA 01843

547 Broadway
Methuen, MA 01844

228 Haverhill Street
Methuen, MA 01844

91 Pleasant Valley Street
Methuen, MA 01844

108 Main Street
North Andover, MA 01845

995 Main Street
Tewksbury, MA 01876

2345 Main Street
Tewksbury, MA 01876

35 Manchester Road
Derry, NH 03038

62 Nashua Road
Londonderry, NH 03053

130 Main Street
Salem, NH 03079

GLOUCESTER BANK & TRUST
Member FDIC

MAIN OFFICE:
2 Harbor Loop
Gloucester, MA 01930

224 Washington Street
Gloucester, MA 01930

1-888-281-6270
gloucesterbank.com


ANDOVER CAPITAL GROUP, INC.
35 Main Street
Andover, MA 01810
1-800-222-5522


AB INSURANCE SERVICES
229 Andover Street
Wilmington, MA 01887
1-800-335-0335

TELEPHONE SALES & SERVICE CENTER

1-800-2CALL-AB

andoverbank.com

0685-AR-01